

International Securities Exchange.



14010706

RECEIVED
2014 JUL -1 PM 4: 11
SEC / MR

June 30, 2014

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange LLC's Form 1 update

Dear Mr. Grobbel:

Enclosed please find an amendment to the International Securities Exchange LLC's ("ISE's") Form 1 application for registration as a national securities exchange filed with the Commission on February 2, 1999. Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 ("the Act"), this amendment updates Exhibits A, B, C, D, I, J, K, M, and N. ISE has attached the original along with two copies of the material as required.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

**Equity Options**

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

**Index Options**

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

**Legal & Regulatory**

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

**Marketing Material**

Press Releases:

www.ise.com/press
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

Encl.

# Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

1. Certificate of Formation:

   http://www.ise.com/assets/files/investors/LLC_Certificate_of_Formation.pdf

2. Bylaws:

   http://www.ise.com/assets/files/legal/Holdings_Bylaws_(5-1-12).pdf

3. Constitution:
   http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf

4. LLC Agreement:

   http://www.ise.com/assets/files/investors/LLC_Second_Amended_and_Restated_LLC_Agreement.pdf

5. Rules:

   http://ise.com/rules

# Exhibit B

1. Regulatory Information Circulars

   http://www.ise.com/options/ise/regulatory-and-fees/regulatory-notifications

# Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

*A. Deutsche Börse AG*

1. *Name:* Deutsche Börse AG
   *Address:* Neue Börsenstr. 1 60487 Frankfurt/Main Germany

2. *Form of organization:* German Stock Corporation

3. *Name of state, statute under which organized and date of incorporation:* Deutsche Börse AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on July 6, 1990.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG owns 100% of Eurex Global Derivatives, AG. Deutsche Börse AG owns 50% of Eurex Zürich AG. Eurex Global Derivatives, AG owns the other 50% of Eurex Zürich AG. Eurex Zürich AG owns 100% of Eurex Frankfurt AG. Eurex Frankfurt AG owns 100% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* Deutsche Börse AG is the parent company of Deutsche Börse Group (DBG), which covers the entire securities process chain from trading over clearing all the way to settlement and custody. DBG is also a provider of IT solutions and an insourcing partner for the global securities industry as well as a leading provider of market data and analytics.

6. *Copy of constitution:* See attached Deutsche Borse AG Articles of Incorporation

7. *Copy of articles of incorporation or association and amendments:* See attached Deutsche Borse AG Articles of Incorporation

8. *Copy of existing by-laws:* See attached Deutsche Borse AG Articles of Incorporation

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**Executive Committee**
Reto Francioni (CEO)
Andreus Preuß (Deputy CEO)
Frank Gerstenschläger
Michael Kuhn
Gregor Pottmeyer
Jeffrey Tessler

**Supervisory Board**
Dr. Joachim Faber (Chairman)
Gerhard Roggemann (Deputy Chairman)
Richard Berliand

Irmtraud Busch
Karl-Heinz Floether
Marion Fornhoff
Hans-Peter Gabe
Richard Hayden
Craig Heimark
David Krell
Dr. Monica Mächler
Friedrich Merz
Thomas Neiße
Heinz-Joachim Neubürger
Dr. Erhard Schipporeit
Jutta Stuhlfauth
Martin Ulrici
Johannes Witt

**Officers**
Reto Francioni (CEO)
Andreas Preuß (Deputy CEO)
Frank Gerstenschläger
Michael Kuhn
Gregor Pottmeyer
Jeffrey Tessler

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

B. Eurex Global Derivatives, AG

1. *Name:* Eurex Global Derivates, AG
   *Address:* Löwenstrasse 3, 8001 Zürich Switzerland

2. *Form of organization:* Swiss corporation.

3. *Name of state, statute under which organized and date of incorporation:* Organized under the laws of Switzerland on December 15, 2011.

4. *Brief description of nature and extent of affiliation:* Eurex Global Derivatives, AG owns 50% of Eurex Zürich AG. Eurex Zürich AG owns 100% of Eurex Frankfurt AG. Eurex Frankfurt AG owns 100% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* The objective of the company is the management of the investment in companies, in particular in the area of stock exchanges, financial infrastructure and financial services at home and abroad.

6. *Copy of constitution:* See attached Eurex Global Derivatives AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Global Derivatives AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Global Derivatives AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   **<u>Board of Directors</u>**
   Andreas Preuß (CEO)
   Jürg Spillmann (Deputy CEO)
   Dr. Thomas Book
   Gary Katz
   Michael Peters
   Peter Reitz

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

C. Eurex Zurich AG

1. *Name:* Eurex Zürich AG
   *Address:* Löwenstrasse 3, 8001 Zürich Switzerland

2. *Form of organization:* Stock corporation.

3. *Name of state, statute under which organized and date of incorporation:* Organized under the laws of Switzerland on December 19, 1986.

4. *Brief description of nature and extent of affiliation:* Eurex Zürich AG owns 100% of Eurex Frankfurt AG. Eurex Frankfurt AG owns 100% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* Operation of an electronic derivatives exchange (e.g. options and futures) for financial products.

6. *Copy of constitution:* See attached Eurex Zürich AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Zürich AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Zürich AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   **Executive Board**
   Andreas Preuß (CEO)
   Jürg Spillmann (Deputy CEO)
   Dr. Thomas Book
   Gary Katz
   Michael Peters
   Peter Reitz

   **Board of Directors**
   Dr. Reto Francioni, Chairman
   Erik Tim Müller, Vice Chairman
   Dr. Hugo Bänziger
   Dr. Ing Michael Kuhn
   Dr. Roger Müller
   Gregor Pottmeyer
   Dr. Martin Reck

   **Officers**
   Andreas Preuß (CEO)
   Jürg Spillmann (Deputy CEO)
   Dr. Thomas Book
   Gary Katz
   Michael Peters
   Peter Reitz

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D. Eurex Frankfurt AG

1. *Name:* Eurex Frankfurt AG
   *Address:* Neue Börsenstraße. 1 60487 Frankfurt/Main Germany

2. *Form of organization:* German Stock Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Eurex Frankfurt AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on September 24, 1998.

4. *Brief description of nature and extent of affiliation:* Eurex Frankfurt AG owns 100% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Eurex Frankfurt AG is the operational body of the derivatives exchange (Eurex Deutschland), a marketplace for the trading and clearing of options and futures. Eurex Frankfurt AG operates Eurex Deutschland by providing financial and personnel resources and facilities.

6. *Copy of constitution:* See attached Eurex Frankfurt AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Frankfurt AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Frankfurt AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**Executive Board**
Andreas Preuß (CEO)
Jürg Spillmann (Deputy CEO)
Dr. Thomas Book
Gary Katz
Michael Peters
Peter Reitz

**Supervisory Board**
Prof. Dr. Reto Francioni (Chairman)
Erik Tim Müller (Deputy Chairman)
Dr. Hugo Bänziger

Dr. Ing Michael Kuhn
Dr. Roger Müller
Gregor Pottmeyer
Dr. Martin Reck

**Officers**
Andreas Preuß (CEO)
Jürg Spillmann (Deputy CEO)
Dr. Thomas Book
Gary Katz
Michael Peters
Peter Reitz

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. U.S. Exchange Holdings, Inc.

1. *Name:* U.S. Exchange Holdings, Inc.
   *Address:* 233 South Wacker Drive, Suite 2450 Chicago, IL 60606

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on April 24, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* U.S. Exchange Holdings, Inc. provides marketing and sales services for Eurex Frankfurt AG.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached U.S. Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached U.S. Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**Directors**

Peter Reitz
Heike Eckert
Michael Peters

**Officers**
Michael Peters (President)
Vassilis Vergotis (Executive Vice President)
Mathias Michel (Treasurer)
Vassilis Vergotis (Secretary)
David Offutt (Asst. Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. U.S. Exchange LLC

1. *Name:* U.S. Exchange LLC
*Address*: 233 South Wacker Drive Ste 2450 Chicago Il 60606

2. *Form of Organization*: Limited Liability Company, 100% subsidiary of U.S. Exchange Holdings, Inc.

3. *Name of state and statute citation under which organized*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 24, 2003

4. *Brief description of nature and extent of affiliation:* U.S. Exchange LLC is owned 100% by U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC..

5. *Brief description of business or functions:* Holding company

6. *Copy of the constitution*: None available - this entity is dormant

7. *Copy of the articles of incorporation or association and amendments*: See attached U.S. Exchange LLC Certificate of Formation.

8. *Copy of existing by-laws:* None available.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None available - this entity is dormant

*10. Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

G. International Securities Exchange Holdings, Inc. ("ISE Holdings")

1. *Name:* International Securities Holdings, Inc.
   *Address:* 60 Broad Street, New York, NY 10004
2. *Form of organization:* Corporation.
3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on November 16, 2004.
4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.
5. *Brief description of business or functions:* The ISE Holdings is the holding company for International Securities Exchange LLC and the Exchange. It does not operate a business.
6. *Copy of constitution:* Not applicable
7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange Holdings, Inc. A & R Certificate of Incorporation.
8. *Copy of existing by-laws:* See attached International Securities Exchange Holdings, Inc. Second A & R Bylaws.
9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**Directors**
Gary Katz
Andreas Preuß
Jürg Spillman

**Officers**
Gary Katz-President and Chief Executive Officer
Tom A. Ascher – Chief Strategy Officer

Michael Simon-Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

1. *Name:* ISE Gemini, LLC
   *Address:* 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 12, 2012.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC

5. *Brief description of business or functions:* Topaz Exchange, LLC plans to operates a registered national securities exchange. It plans to offer options trading on underlying equity, ETF, index, and foreign currency options products

6. *Copy of constitution:* See attached <u>See attached</u> Topaz Exchange, LLC Constitution

7. *Copy of articles of incorporation or association and amendments:* See attached Topaz Exchange, LLC Certificate of Formation.

8. *Copy of existing by-laws:* Topaz Exchange, LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**Initial Officers**

| **Name:** | **Title:** | **Date of Commencement"** |
|---|---|---|
| Gary Katz | Chief Executive Officer and President | August 1, 2013 |

| | | |
|---|---|---|
| Thomas Ascher | Chief Strategy Officer | August 1, 2013 |
| Daniel Friel | Chief Information Officer | August 1, 2013 |
| Michael Simon | General Counsel, Chief Regulatory Officer and Secretary | August 1, 2013 |

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable

H. Longitude LLC

1. *Name:* Longitude LLC
   *Address:* 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Longitude LLC is a Delaware limited liability company duly organized on January 24, 2006.

4. *Brief description of nature and extent of affiliation:* Longitude LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of Topaz Exchange, LLC.

5. *Brief description of business or functions:* Longitude LLC intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached Longitude LLC A & R LLC Agreement.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

**Board of Managers**
Thomas A. Ascher
Joseph W. Ferraro III
Scott Shechtman

**Officers**
Thomas A. Ascher (Managing Director)

Joseph W. Ferraro III. (General Counsel and Secretary)

*10. Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

I. ETC Acquisition Corp.

1. *Name:* ETC Acquisition Corp.
   *Address:* 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Corporation

3. *Name of state and statute citation under which organized:* ETC Acquisition Corp. is a Delaware corporation duly organized on April 3, 2002.

4. *Brief description of nature and extent of affiliation:* ETC Acquisition Corp. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange

5. *Brief description of business or functions:* ETC Acquisition Corp. facilitates the leasing of Competitive Market Maker (CMM) memberships on International Securities Exchange, LLC's options exchange.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached ETC Acquisition Corp. Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached ETC Acquisition Corp. Bylaws.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

**Directors**

- Gary Katz
- Michael J. Simon

**Officers**

- Gary Katz (President)
- Michael J. Simon (Secretary)

*10. Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

J. Hanweck Associates, LLC ("Hanweck")

1. *Name:* Hanweck Associates, LLC
   *Address:* 61 Broadway, New York, NY 10006

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New York under Section 203 of the Limited Liability Company Law of the State of New York on November 25, 2003.

4. *Brief description of nature and extent of affiliation:* Hanweck Associates, LLC is owned 26.44% by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC.

5. *Brief description of business or functions:* Hanweck provides specialized risk management solutions to financial institutions.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* <u>See attached</u> Articles of Organization of Hanweck Associates LLC. and Hanweck Associates LLC Filing Receipt.

8. *Copy of existing by-laws:* <u>See attached</u> A & R LLC Operating Agreement of Hanweck Associates LLC.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

**<u>Board of Managers</u>**
Gerald A. Hanweck, Jr.
Gerald A. Hanweck, Sr.
Michael Hollingsworth
Thomas Ascher

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

K. Other Indirect Foreign Affiliates

An organizational chart of Affiliates owned by Deutsche Borse AG is attached, which includes an asterisk indicating which entities are Foreign Indirect Affiliates.

## Shareholding Structure of Deutsche Börse Group (strictly confidential)

as of 1 January 2014

DEUTSCHE BÖRSE GROUP



Deutsche Börse AG[1]
100% Eurex Global Derivatives AG
50%
50% Eurex Zürich AG
62.57% European Energy Exchange AG
100% EGEX European Gas Exchange GmbH
100% Global Environmental Exchange GmbH
98.5% European Commodity Clearing AG
100% European Commodity Clearing Luxembourg S.a.r.l.
80% EEX Power Derivatives GmbH 3), 7)
50% EPEX Spot SE
43.7% Cleartrade Exchange PTE. LTD.
100% Cleartrade Exchange (UK) LTD.
50% Index Marketing Solutions Limited
20% European Market Coupling Company GmbH
12% store-x Storage Capacity Exchange GmbH
1.53% PRISMA European Capacity Platform GmbH
100% Eurex Frankfurt AG 2) 5)
100% Eurex Clearing AG 6)
100% Eurex Clearing Security Trustee GmbH
100% Eurex Repo GmbH 6)
100% Eurex Services GmbH 5)
79.44% Eurex Bonds GmbH
100% U.S. Exchange Holdings, Inc.
100% U.S. Exchange, L.L.C. (dormant)
100% International Securities Exchange Holdings, Inc.
100% International Securities Exchange, LLC
100% ISE Gemini, LLC
8.33% 8.33%
The Options Price Reporting Authority, LLC
100% ETC Acquisition Corp.
100% Longitude LLC
100% Longitude S.A.
6.3% ICE U.S. Trust Holding Company LP
26.44% Hanweck Associates, LLC
20% The Options Clearing Corporation
18% EDH Resources, Inc.
10.6% Quadriserv Inc.
9.5% BATS Global Markets Holdings, Inc.*
2.25% Weather Risk Solutions, LLC
100% DEUTSCHE BOERSE ASIA HOLDING PTE. LTD.
100% EUREX CLEARING ASIA PTE. LTD.
100% Finnovation S.A.
100% KOMUNUMO LTD
29.51% Zimory GmbH
50.1%
49.9% Deutsche Boerse Cloud Exchange AG
28.57% GLOBAL MARKETS EXCHANGE GROUP INTERNATIONAL LLP
25.01% ID's SAS
13.02% Digital Vega FX LTD
4.97% Imarex ASA
4.93% Bombay Stock Exchange Ltd.
100% Market News International Inc.
100% MNI Financial and Economic Information (Beijing) Co. Ltd.
100% Need to Know News, LLC
50.1% STOXX Ltd.
50% Infobolsa S.A.
100% Infobolsa Deutschland GmbH
99.99% Difubolsa, Serviços de Difusão e Informação de Bolsa S.A.
62% Open Finance, S.L.
49.9% Indexium AG
100% Boerse Frankfurt Zertifikate Holding S.A.
100% Boerse Frankfurt Zertifikate AG
14.29%
14.29% BrainTrade Gesellschaft für Börsensysteme mbH
16.2% Deutsche Borse Commodities GmbH
4.92% Tradegate AG Wertpapierhandelsbank
25%
75% Tradegate Exchange GmbH 4)
100% Clearstream Holding AG 7)
22.92%
Clearstream Banking S.A.
77.08%
100% Clearstream International S.A.
100% Clearstream Banking Japan, Ltd.
50% REGIS-TR S.A.
0.95%
0.51% S.W.I.F.T. SCRL
100% Clearstream Banking AG 8)
100% Clearstream Nominees Ltd.
100% Clearstream Services S.A.
100% Clearstream Fund Services Ireland Limited
100% Clearstream Operations Prague s.r.o.
50% LuxCSD S.A.
100% Risk Transfer Re S.A.
12% PHINEO gAG
0.42% ISF Internationale Schule Frankfurt-Rhein-Main GmbH & Co. KG
100% Deutsche Boerse Systems Inc.
100% Deutsche Börse Services s.r.o.
Founded or acquired since January 2012
Changes in shareholding structure or company purpose considered for or implemented since January 2012
Eurex Zürich AG: increase of shareholding percentage to 100 percent after acquisition by newly founded Eurex Global Derivatives AG in Q2/2012 of 50 percent stake previously held by SIX Group, economically retroactive as of 1 January 2012
The Options Price Reporting Authority, LLC: dilution of shareholding percentage due to additional shareholders
Hanweck Associates, LLC: increase in shareholding percentage due to acquisition of shares in Q1/2012
ID's SAS: increase in shareholding percentage due to warrant excercise in Q2/2012
Tradegate AG Wertpapierhandelsbank: dilution of shareholding due to issuance of employee shares in Q2/2012
S.W.I.F.T. SCRL: due to regular SWIFT share re-allocation process in Q1/2012, decrease in Clearstream Banking S.A. shareholding percentage; Clearstream Banking AG holding shares for the first time
Risk Transfer Re S.A.: transfer of Clearstream International S.A. shareholding to Deutsche Borse AG planned for 2012
Company status remained unchanged since January 2012
Special Ownership Information:
*International Securities Exchange Holdings, Inc. holds only non-voting stock of BATS Global Markets Holding, Inc.
Shareholdings divested, liquidated or merged since January 2012
none
Special company information
a) Exchange administrating and operating institutions (in accordance with German law)
1) of FWB Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange)
2) of Eurex Deutschland
3) of European Energy Exchange (EEX)
4) of Tradegate Exchange
b) Specific participation rights
5) Preference shares or profit participation rights issued
c) Profit and loss transfer agreement and control rights
6) Including control
7) Excluding control
8) Including control, excluding profit and loss transfer
* Indicates Foreign Indirect Affiliates

EXECUTION COPY

---

**AMENDED AND RESTATED**

**LIMITED LIABILITY COMPANY AGREEMENT**

**OF**

**LONGITUDE LLC**

DATED AS OF JANUARY 4, 2007

---

**AMENDED AND RESTATED**

**LIMITED LIABILITY COMPANY AGREEMENT**

**OF**

**LONGITUDE LLC**

This Amended and Restated Limited Liability Company Agreement of Longitude LLC (the "Company") is made, entered into and effective as of January 3, 2007, by and among International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE") and each other Person set forth in Schedule I hereto, who, in accordance with the terms hereof, may become a party to or be bound by the terms of this Agreement after the date hereof.

## ARTICLE I.
## DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, Sections 18-101 et seq. of Title 6 of the Delaware Code, as amended from time to time.

"Additional Member" shall mean any Person admitted to the Company as a Member after the date hereof pursuant to the terms of this Agreement.

"Affiliate" shall mean with respect to any Person (i) any other Person that directly or indirectly through one or more intermediaries Controls or is Controlled by or is under common Control with such Person, (ii) any officer, director or member of such Person and (iii) if such Person is an officer, director or member of any company, the company for which such Person acts in any such capacity.

"Affiliate Transaction" shall have the meaning set forth in Section 4.6.

"Agreed net fair market value" shall have the meaning set forth in Section 6.7(b).

"Agreement" shall mean this Amended and Restated Limited Liability Company Agreement of Longitude LLC, including any Schedules hereto, as it may hereafter be amended, modified or supplemented from time to time.

"Bankruptcy" shall mean, with respect to the affected party, (i) the entry of an Order for Relief under Title 11 of the United States Code, (ii) the admission by such party of its inability to pay its debts as they mature, (iii) the making by it of an assignment for the benefit of creditors, (iv) the filing by it of a petition in bankruptcy or a petition for relief under Title 11 of the United States Code or any other applicable Federal or state bankruptcy or insolvency law, (v) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of such party, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60) day period or (vi) the imposition of a judicial or statutory lien on all or a substantial part of its assets unless such lien is discharged or vacated or the enforcement thereof stayed within sixty (60) days after its effective date. With respect to a Member, the foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "bankruptcy" set forth in Sections 18-101(1) and 18-304 of the Act.

"Beneficial Owner" of any interest shall mean a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended.

"Board of Managers" shall mean the governing board of the Company, constituted in accordance with the provisions of Article III hereof. Each member of the Board of Managers shall constitute a "manager" within the meaning of the Act.

"Book Value" with respect to any Company Asset shall mean its adjusted basis for Federal income tax purposes, except that the initial Book Value of any asset contributed by a Member to the Company shall be an amount equal to the fair market value of such asset as determined by the Board of Managers, and such Book Value shall thereafter be adjusted in a manner consistent with Treasury Regulations Section 1.704-l(b)(2)(iv)(g), including as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) in the sole discretion of the Board of Managers.

"Capital Account" when used in respect of any Member shall mean the Capital Account maintained for such Member in accordance with Section 6.7, as said Capital Account may be increased or decreased from time to time pursuant to the terms of Section 6.7.

"Capital Call" shall have the meaning set forth in Section 6.2(a).

"Capital Call Date" shall have the meaning set forth in Section 6.4(b).

"Capital Contribution" when used with respect to any Member shall mean the amount of capital contributed by such Member in accordance with Article VI.

"Certificate of Formation" shall mean the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 24, 2006, as the same may be amended and/or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision(s) of succeeding law.

"Company Assets" shall mean all right, title and interest of the Company in and to all or any portion of the assets of the Company, including, without limitation, securities of, and ownership interests in, Subsidiaries of the Company, and any property (real, personal, tangible or intangible) acquired in exchange therefor or in connection therewith.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or other ownership interests or by contract or otherwise.

"Core Items" shall mean (i) activities related to gaming, (ii) any instrument involving the reported earnings of companies, and (iii) any instrument involving volatility products.

"Damages" shall have the meaning set forth in Section 2.7.

"Distributable Funds" shall mean all cash receipts of the Company (or released from reserves) during any period, as reduced by the setting aside during such period of such reserves as the Board of Managers may deem reasonably necessary for the discharge of liabilities or obligations of the Company and as increased by the release of any such reserves as determined by the Board of Managers.

"Distribution Deficiency" shall have the meaning set forth in Section 7.1(b).

"Drag-Along Purchaser" shall have the meaning set forth in Section 9.3(a).

"Drag Along Rights" shall have the meaning set forth in Section 9.3(a).

"Dragged Members" shall have the meaning set forth in Section 9.3(a).

"Drag Sale" shall have the meaning set forth in Section 9.3(a).

"Electronic Transmission" shall have the meaning set forth in Section 3.2(h).

"Fiscal Year" shall mean the fiscal year of the Company, which shall be each twelve-month period ending December 31 of each year; provided, however, that for the period ending December 31, 2007, "Fiscal Year" shall mean the period commencing on the date of this Agreement and ending on December 31, 2007; and provided, further, upon termination of the Company, "Fiscal Year" shall mean the period from the end of the last preceding Fiscal Year to the date of such termination.

"Indebtedness" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property, goods and services, including reimbursement, and all other obligations, absolute or contingent, with respect to surety bonds, letters of credit and bankers' acceptances whether or not matured, and hedges, swaps and other derivative contracts and financial instruments, (ii) all obligations evidenced by notes, bonds, debentures, or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all capital lease obligations, (v) all indebtedness referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or on property owned by the Company or any wholly-owned Subsidiary of the Company (including accounts or contract rights), even though the Company or such wholly-owned Subsidiary of the Company has not assumed or become liable for such indebtedness, and (vi) all guaranteed indebtedness of others.

"Independent Accountants" shall have the meaning set forth in Section 4.8(a).

"Initial Public Offering" shall mean the first offering of newly issued or outstanding equity securities of the Company or its successor that is registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

"IRS" shall mean the Internal Revenue Service and any successor agency or entity thereto.

"LIBOR" shall mean the rate for deposits in United States Dollars for a period of two-months which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day).

"London Banking Day" shall mean any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London.

"Managers" shall have the meaning set forth in Section 3.2(a).

"Member" shall mean (i) ISE, for so long as it hold any Shares, (ii) any transferee of any Share who has been admitted to the Company as an Additional Member in accordance with the terms of this Agreement, and (iii) any other Person who has been admitted to the Company as an Additional Member in accordance with this Agreement.

"Offeree" shall have the meaning set forth in Section 9.5.

"Officer" shall have the meaning set forth in Section 3.2(l).

"Organizational Documents" shall mean (if applicable) (i) with respect to a corporation, such Person's certificate or articles of incorporation and by-laws (including any constitution or rules constituting such by-laws), and any shareholder agreement, voting agreement, voting trust or similar arrangement applicable to any of such Person's authorized shares of capital stock, (ii) with respect to a partnership, such Person's certificate of limited partnership, if any, partnership agreement, voting trusts, voting agreements or similar arrangements applicable to any of its partnership interests or (iii) with respect to a limited liability company, such Person's certificate of formation, limited liability company or operating agreement, voting trusts, voting agreements or similar arrangements applicable to any of its limited liability company interests.

"Parent" shall mean, with respect to any Member, the ultimate Beneficial Owner, if any, of all of such Member's equity securities (together with any partnership, corporation, trust or other organization in whatever form that succeeds to all or substantially all of the assets and business of such Person).

"Percentage Interest" shall equal, with respect to any Member, the aggregate number of Shares then held by such Member divided by the aggregate number of Shares then issued and outstanding, expressed as a percentage.

"Permitted Transferee" shall have the meaning given in Section 9.1.

"Person" shall mean an individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, firm, limited liability company, joint venture, trust, estate or other entity, association or organization, whether constituting a separate legal entity or not.

"Profits" and "Losses" for any period shall mean the taxable income or loss, as the case may be, of the Company for such period determined in accordance with

Code Section 703(a) and Treasury Regulation Section 1.703-1 computed with the following adjustments:

(i) Items of gain, loss, and deduction shall be computed based upon the Book Values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes;

(ii) Any tax exempt income received by the Company shall be included as an item of gross income;

(iii) The amount of any adjustments to the Book Values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and

(iv) Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulation under Code Section 704(b)) shall be treated as a deductible expense.

"Share" shall mean an interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, representing such fractional part of the interests of all Members in the Company as equals a fraction, the numerator of which shall equal one, and the denominator of which shall equal the aggregate number of Shares then held by all Members. The Company may only issue Shares of the same class or series. The Company may issue fractional Shares.

"Share Fair Market Value" shall mean, at any time with respect to any Shares, the fair market value, as determined by the Board of Managers and as approved by the Members owning not less than 67% of the then outstanding Shares, of the distributions that the holder of such Shares would receive pursuant to Section 10.2(iii) upon the hypothetical liquidation of the Company at such time.

"Significant Decision" shall have the meaning set forth in Section 3.3.

"Subsidiary" shall mean, with respect to any Person, (x) any other Person which such Person Controls and (y) in which such Person owns a majority of the outstanding capital stock or other ownership interests.

"Tag-Along Buyer" shall have the meaning set forth in Section 9.3.

"Tag-Along Notice" shall have the meaning set forth in Section 9.3.

"Tax Matters Member" shall initially be ISE who shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers.

"Tax Preparer" shall have the meaning set forth in Section 4.8(a).

"Terminating Event" has the meaning given in Section 8.1.

"Transfer" shall have the meaning set forth in Section 9.1.

"Treasury Regulations" shall mean the regulations promulgated under the Code, as such regulations are in effect on the date hereof.

1.2. Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined herein have the meanings assigned to them herein and include both the plural and the singular, as the context may require;

(b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c) any reference to an Article, Section, Annex or Schedule refers to an Article or Section of, or Annex or Schedule to, this Agreement, unless otherwise provided;

(d) the words "including" and "include" and other words of similar import shall be deemed to be followed by the phrase "without limitation."

ARTICLE II.

THE COMPANY AND ITS BUSINESS

2.1. Formation of the Company; Effectiveness. Prior to the date hereof, the Certificate of Formation was filed with the Secretary of State of the State of Delaware. The Members hereby agree to execute and file any required amendments to the Certificate of Formation and shall do all other acts required for the constitution of the Company as a limited liability company under the laws of the State of Delaware. The Members and the Board of Managers hereby ratify and approve the execution, delivery and filing of the original Certificate of Formation with the Secretary of State of the State of Delaware by Joseph W. Ferraro III, and all other certificates executed, delivered and filed as of the date hereof with the Secretary of State of the State of Delaware by any Officer of the Company, as an authorized person within the meaning of the Act. Thereafter, Joseph W. Ferraro III's powers as an authorized person ceased, and any Person authorized by the Board of Managers as an authorized person within the meaning of the Act shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware.

2.2. Company Name. The business of the Company shall be conducted under the name of "Longitude LLC" in the State of Delaware and under such name or such assumed or trade names as the Board of Managers deem necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may be required to qualify.

2.3. Term. The term of the Company commenced on the date the Secretary of State of the State of Delaware accepted for filing the Certificate of Formation for the Company and shall continue until the Company is dissolved pursuant to ARTICLE X of this Agreement.

2.4. Business; Scope of Members' Authority.

(a) The Company is organized for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, convenient, desirable or incidental to the foregoing, including, without limitation, acquiring, holding, managing, operating and disposing of real and personal property.

(b) Except as otherwise expressly and specifically provided in this Agreement, no Member shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, any other Member or the Company. Neither the Company nor any Member shall, by virtue of executing this Agreement, be responsible or liable for any Indebtedness or obligation of the other Members incurred or arising either before or after the execution of this Agreement, except that the Company shall be responsible for the responsibilities, liabilities, Indebtedness and obligations of the Company incurred after the date hereof pursuant to and as limited by the terms of this Agreement.

2.5. Principal Office; Registered Agent. The principal office of the Company shall be at 60 Broad Street, New York, New York 10004. The Company may change its place of business to such location or locations as may at any time or from time to time be determined by the Board of Managers. The mailing address of the Company shall be at 60 Broad Street, New York, New York 10004, or such other address as may be selected from time to time by the Board of Managers. The registered office and registered agent in the State of Delaware of the Company shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

2.6. Names and Addresses of Members. The names and addresses of the Members are set forth on Schedule I hereto, as such schedule shall be amended from time to time to reflect changes in the Members or their addresses. As of the date of this Agreement, ISE shall be admitted to the Company as Member.

2.7. Certain Representations by Members. Each Member represents, warrants, agrees and acknowledges that, as of the date hereof, (i) it has been duly authorized to purchase and hold its Shares and to execute and deliver this Agreement and all other instruments executed and delivered on behalf of it in connection with the acquisition of its Shares, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder will not result in a breach or violation of, a default under, or conflict with (A) its Organizational Documents or (B) any existing agreement to which it or any of its properties or assets is subject, other than in the case of clause (ii) (B) above, such breaches, violations, defaults and conflicts that will not materially adversely affect the ability of the Company and the Members to consummate the transactions and acts contemplated by this Agreement and, to the best of its knowledge, will not subject the Company or the Members to any material liability or materially and adversely affect the ability of the Company or any Subsidiary of the Company to conduct its business as currently conducted or as proposed to be conducted, (iii) this Agreement has been duly authorized, executed and delivered by, and is a binding agreement on the part of, such Member enforceable against such Member in accordance with its terms, and (iv) all authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions of, with or from any court, administrative agency or commission or other Federal, state or local governmental authority and agencies, departments or subdivisions thereof or any self-regulatory authority required to be obtained or made by or on behalf of such Member in connection with the execution of this Agreement or the performance of its obligations hereunder, to its knowledge, have been duly obtained or made by such Member and are in full force and effect, other than authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions the absence of which would not have individually or in the aggregate a material adverse effect on the transactions contemplated by this Agreement. Each Member agrees to indemnify the Company and each other Member against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including, but not limited to, reasonable attorneys' fees) (collectively, "Damages") incurred by the Company or any such other Member or any Affiliate of any Member arising from any breach by such Member of any of the foregoing representations and warranties.

2.8. Withholding Tax. Each Member represents and warrants that it is not a foreign partner under Section 1446(e) of the Code.

ARTICLE III.

MANAGEMENT OF COMPANY BUSINESS

3.1. Management and Control.

(a) Except as otherwise specifically set forth in this Agreement, the Board of Managers of the Company, acting in accordance with the terms of this Agreement, including, but not limited to, Sections 3.2 through 3.4 shall have the right, power and authority to oversee the business and affairs of the Company and to do all things necessary to manage the business of the Company, and the Board of Managers is hereby authorized to take any action of any kind and to do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Any action taken by the Board of Managers in accordance with the terms of this Agreement that is not otherwise in violation of applicable law shall constitute the act of, and shall serve to bind, the Company.

(b) No Member shall take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions authorized by the Board of Managers in the manner set forth herein. Each Member shall defend, indemnify and hold harmless the Company, the other Members and their respective Affiliates from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable attorneys' fees) arising, directly or indirectly, in whole or in part, out of any breach of this Section 3.1(b) by such Member.

3.2. Appointment of Managers; Removal of Managers; Meetings of Managers and Members; Officers.

(a) For so long as ISE holds 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint a majority of the Managers (each, a "Manager" and collectively, the "Managers") to the Board of Managers and each Member, other than ISE, shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. In the event that ISE continues to hold any Shares of the Company, but ceases to hold 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint (i) one Manager plus (ii) one additional Manager per each 9.8% of Percentage Interests it holds in the Company, and, in that event each Member other than ISE shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. Each Manager shall be an officer, director, or partner of the Member that appoints such Manager to the Board of Managers. The names and addresses of the then current Managers shall be set forth in Schedule II hereto, such Schedule to be amended from time to time by the Board of Managers.

(b) Each Manager shall hold office until his death, resignation or removal as set forth in this Section 3.2(b). Any Manager may resign at any time upon written notice to the Board of Managers. Such resignation shall take effect at the time specified therein, and unless specified therein, no acceptance of such resignation shall be necessary to make it effective. Any Manager may be removed with or without cause only by the Member that appointed such Manager. Any Manager that dies, resigns or is removed shall be replaced as Manager by the Member that appointed such Manager.

(c) The Board of Managers may hold meetings, both regular and special, either within or without the State of Delaware.

(d) Regular meetings of the Board of Managers may be called by any Manager on fifteen (15) business day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile, at such time and such place as from time to time shall be determined by the Board of Managers, but in any event shall be held at least once every quarter.

(e) Special meetings of the Board of Managers may be called by any Manager on five (5) day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile. Such notice shall state the purpose or purposes for which the special meeting is called.

(f) At all meetings of the Board of Managers, a majority of all Managers, present in person or represented by proxy, shall constitute a quorum for the transaction of business and, provided proper notice has been given to the Managers, the act of a majority of the Managers, present in person or represented by proxy, at any meeting at which there is a quorum shall be the act of the Board of Managers and, subject to the terms of this Agreement, shall conduct, oversee and manage the business and affairs of the Company.

(g) Special meetings of the Members may be called by the then current President of the Company, the Board of Managers or by Members holding in the aggregate at least 67% of the number of then outstanding Shares on two (2) business days' proper prior notice to each Member, either personally or by mail, facsimile or electronic transmission, at such date, time and place set forth in such notice.

(h) Any action required or permitted to be taken at any meeting of the Board of Managers or Members (including the election, removal and replacement of Managers) may be taken without a meeting if (i) notice of the proposed action (including the written consent in question) is received by all Managers or Members, as applicable, at least two (2) business days before the effective date of the action covered by the written consent, (ii) in the case of action by the Board of Managers, no Manager has prior to such effective date requested, by notice to the Company and all the other Managers, that the action in question be taken at a special meeting of the Board of Managers, unless such Manager shall have withdrawn his or her request for such a special meeting, and (iii) the Managers or Members, as the case may be, unanimously consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the Company. As used in this Agreement, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(i) Managers or Members may participate in a meeting of the Board of Managers or Members, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(j) Each Manager shall have the right to receive all printed information distributed to any member of the Board of Managers in his or her capacity as a Manager.

(k) Each Manager may authorize another Manager or the Secretary of the Company to act for such Manager by proxy at any meeting of the Board of Managers. Any proxy granted hereunder may only be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law.

(l) Notwithstanding Section 3.2(f), a quorum will not exist at any meeting of the Board of Managers unless at least one Manager appointed by ISE is present in person or represented by proxy at the meeting. If a quorum does not exist at a properly noticed meeting of the Board of Managers solely because such requirement is not met, and such meeting is rescheduled by proper notice to another date, then a quorum will be deemed to exist at such rescheduled meeting for the items that were on the agenda at the adjourned meeting at which the quorum did not exist, provided that at least a majority of Managers are present in person or by proxy and notwithstanding that at least one Manager appointed by ISE might not be present.

(m) The Board of Managers may appoint one or more officers of the Company (each, an "Officer"), including, without limitation, a President, a Chief Executive Officer, a Chief Operating Officer, a Secretary, a Treasurer, one or more Vice Presidents and one or more Assistant Secretaries, and Assistant Vice Presidents. Any two or more offices may be held by the same person. Each such Officer shall have delegated to him or her the authority and power to execute and deliver on behalf of the Company (and to cause the Company to perform) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate, all as may be set forth in a resolution of the Board of Managers. In addition, unless the Board of Managers decides otherwise, if the title given to such Officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Officers shall serve at the pleasure of the Board of Managers, and the Board of Managers may remove any person as an Officer and/or appoint additional persons as Officers. Any Officer may resign at any time by giving written notice of such resignation to the Company. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Company and the acceptance of such resignation shall not be necessary to make it effective. Any person or entity dealing with the Company may conclusively presume that an Officer specified in such a written delegation of authority who executes a contract, certificate, agreement, instrument or other document on behalf of the Company has the full power and authority to do so and each such document shall, for all purposes, be duly authorized, executed and delivered by the Company upon execution and delivery by such Officer.

(n) The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board of Managers not inconsistent with this Agreement, are agents of the Company for the purpose of conducting the business and affairs of the Company, and the actions of any Officer taken in accordance with such powers shall bind the Company and any third party dealing with such Officer shall be entitled to rely conclusively (without making inquiry of any kind) on any actions so taken as being properly authorized by the Company.

3.3. Significant Decisions. The Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to, without the prior consent of the disinterested Members owning not less than 67% of the then outstanding Shares, take any action in respect of a Significant Decision.

For purposes of this Agreement, each of the following matters shall constitute a "<u>Significant Decision</u>":

(a) subject to Section 11.1, the adoption, amendment, alteration or repeal of any provision or term of any Organizational Document of the Company;

(b) any merger or consolidation involving, or any reorganization, dissolution (other than as expressly provided in Article X hereof) involving, or any sale of all or a substantial portion of the assets, liquidation or other winding-up or termination of, filing for protection under applicable bankruptcy laws by, the Company (or the adoption of a plan to do any of the foregoing) or any other transaction that would result in a change of Control of the Company;

(c) any issuance of equity securities or securities convertible into or exchangeable for equity securities of the Company;

(d) except as provided for in Section 9.1 hereof, the redemption, purchase, repurchase or other acquisition for value of any Shares or any debt securities of the Company or any wholly-owned Subsidiary of the Company (except to the extent such Shares or debt security is required to be so redeemed, purchased, repurchased or otherwise acquired in accordance with the terms of this Agreement);

(e) the entering into of any contract or transaction with or for the direct or indirect benefit of, or payment or provision of any money or other form of consideration, directly or indirectly, to or for the benefit of, or assumption, guarantee or becoming otherwise liable for any indebtedness or other obligation of, or sale, lease (as lessor or lessee), transfer, giving or other assignment or acquisition of any properties or assets, tangible or intangible, or services to or from, any Member or any of their respective Affiliates;

(f) taking any action or failing to take any action that could reasonably be expected to result in (i) the Company failing to be treated as a partnership for U.S. Federal income tax purposes or (ii) the termination of the Company under Section 708(b) of the Code;

(g) other than with respect to the Capital Contribution referred to in Section 6.1(a), making a Capital Call or otherwise accepting contributions of capital from any Member after the date hereof;

(h) cause any settlement of any litigation or other governmental proceeding or which provides for the release of a Manager from any liability for damages to the Company caused by fraud or willful misconduct of such Manager;

(i) issuing any note, bond or other debt security or creating, incurring, assuming, refinancing or guaranteeing any debt, mortgage or any capitalized lease obligation, which individually or in the aggregate is an amount in excess of $250,000;

(j) subject to Section 3.4, sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs;

(k) take any action or fail to take any action that materially increases the risk that any Member of the Company has a personal liability for any of the Company's obligations; and

(l) entering into, assuming or becoming bound by any contract to do any of the foregoing, or otherwise attempting to do any of the foregoing, either directly or indirectly.

Notwithstanding anything to the contrary contained herein, any action required to be taken by the Company pursuant to Article VII shall not be deemed a Significant Decision.

3.4. Core Items. Notwithstanding any of the foregoing, without the prior written consent of ISE, the Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries relating to Core Items, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs.

3.5. Support Services. (a) ISE shall be solely responsible and liable for, and ISE covenants that it shall provide, either directly through ISE or indirectly through an Affiliate or as Longitude, all benefit programs, payroll infrastructure, benefit and similar plans for the employees, directors and officers who provide services to Longitude and ISE further agrees that it shall amend any of its current benefit and employee plans as may be reasonably necessary to comply with its obligations under this clause (a); (b) ISE agrees that it shall be responsible for all withholding obligations and administration required under such programs, plans and infrastructure (including any government filings, plan testing and employee communications that relate to the programs, plans and infrastructure); and (c) ISE covenants that any plans, services, programs and related services provided pursuant to this Section 3.5 shall comply with all applicable law.

3.6. Compensation of Managers. Managers shall not be entitled to receive any compensation for their services on the Board of Managers. Notwithstanding the immediately preceding sentence, (i) reasonable expenses incurred by the Managers in connection with travel to and from meetings of the Board of Managers shall be reimbursed by the Company (it being understood that the expenses of either all of the Managers or none of the Managers shall be reimbursed) and (ii) reasonable expenses incurred by any Manager in connection with travel for the business of the Company which has been authorized in accordance with procedures approved by the Board of Managers shall be reimbursed by the Company.

## ARTICLE IV.

## RIGHTS AND DUTIES OF MEMBERS

4.1. Other Activities of the Members. This Agreement shall not be construed to create any duty or obligation on the part of any of the Members, the Company or any other person employed by, related to or in any way affiliated with any Member or the Company to disclose or offer to the Company or the Members, or obtain for the benefit of the Company or the Members, any other activity or venture or interest therein, or to create on the part of the Company, any of the Members, any creditors of the Company or any other Person having any interest in the Company (i) any claim, right or cause of action against any of the Members or any other Person employed by, related to or in any way affiliated with, any of the Members by reason of any direct or indirect investment or other participation, whether active or passive, in any other activity or venture or interest therein or (ii) any right to any such activity or venture or interest therein or the income or profits derived therefrom.

4.2. Liability of Members, Managers and Officers.

(a) Except as otherwise expressly provided herein, no Member (including any Member acting in its capacity as the Tax Matters Member), Manager or Officer of the Company shall be liable, responsible or accountable in damages or otherwise, with respect to matters or actions relating to the Company, under this Agreement to the Company or to any other Member or Manager for (i) any act performed or omission made in good faith except for fraud or the willful misconduct of such Member, Manager or Officer, (ii) such Member's, Manager's or Officer's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel to the Company or (iii) the negligence, malfeasance or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith. In any threatened, pending or completed action, suit or proceeding, each Member (including any Member acting in its capacity as the Tax Matters Member), Manager and Officer shall be fully protected and indemnified and held harmless by the Company to the fullest extent permitted by applicable law against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by such Member, Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member (including by virtue of any Member's status as the Tax Matters Member), Manager or Officer, as the case may be, or with respect to any action or omission taken or suffered in good faith, on advice of legal counsel, other than liabilities and losses resulting from fraud or the willful misconduct of such Member, Manager or Officer. The indemnification provided by this Section 4.2(a) shall be recoverable only out of the assets of the Company, and no Member or Manager shall have any personal liability on account thereof.

(b) Each Member and Manager shall defend and indemnify the Company, each Subsidiary and the other Members and Managers and their respective Affiliates against and shall hold it and them harmless from any claims, demands, damage, loss, liability, lawsuit and other proceedings, judgment, award, cost or expense (including reasonable attorneys' fees) as and when incurred by the Company or such Subsidiaries or such other Members and Managers or their respective Affiliates in connection with or resulting from such indemnifying Member's or Manager's gross negligence, fraud or willful misconduct in connection with the Company's or Subsidiary's business.

(c) To the extent that, at law or in equity, a Member, Manager or Officer of the Company has duties (including fiduciary duties) and liabilities relating thereto to the Company or to another Member or Manager, such Member, Manager or Officer of the Company acting in connection with the Company's business or affairs, shall not be liable to the Company or to any Member or Manager for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, Manager or Officer of the Company otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Member, Manager or Officer of the Company in the context of this Agreement.

4.3. Investment Representations. Each Member represents that it has acquired its Shares for its own account for investment purposes only and not with a view to the distribution or resale thereof, in whole or in part, and each Member agrees that it will not Transfer all or any portion of, or offer to Transfer all or any portion of, such Shares, or solicit offers to buy from or otherwise approach or negotiate in respect thereof with any Person or Persons whomsoever, all or any portion of such Shares (i) in any manner which would violate or cause the Company or any Member to violate applicable Federal or state securities laws and (ii) other than in accordance with the provisions of this Agreement.

4.4. Legend. The Company may issue certificates representing Shares and in the event that the Company issues such certificates, such certificates shall bear substantially the following legend:

> "THE SHARES REPRESENTED HEREBY WERE ORIGINALLY ISSUED AS OF ______________, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER OR IN VIOLATION OF ANY SUCH STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF THE SHARES REPRESENTED HEREBY UNTIL THE CONDITIONS THEREIN HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. UPON WRITTEN REQUEST, A COPY OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF WITHOUT CHARGE."

4.5. Limited Liability of Members.

(a) Except as otherwise expressly provided herein or in the Act, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall be bound by, or be personally liable for, any expense, liability, indebtedness or obligations of the Company or any Subsidiary of the Company or of any other Member. Moreover, except as otherwise expressly provided herein or in the Act or for breach of this Agreement, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall have any liability under this Agreement to the Company or any other Member other than, with respect to such Member only, its Capital Contributions. The Members shall not be required to contribute any amounts in excess of the amounts set forth in Section 6.1 hereof.

(b) To the fullest extent permitted by applicable law, recourse for any monetary liability or obligation of a Member to the Company or any other Member under this Agreement shall be had only against the Shares held by such Member or the value thereof, and not against other assets of such Member.

(c) Notwithstanding Sections 4.5(a) and (b) hereof, each Member shall be fully liable to contribute its Capital Contribution in accordance with Section 6.1(a).

4.6. Dealing with Members. The fact that a Member, an Affiliate of a Member or any officer, director, employee, partner, consultant or agent of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from or to whom the Company may buy or sell any property or have other business dealings, shall not prohibit the Company from employing such person, firm or corporation or from dealing with him or it (each, an "Affiliate Transaction") on arm's-length terms, and neither the Company nor any of the Members shall have any rights in or to any income or profits derived therefrom by the party to any such Affiliate Transaction. In addition to any other approval required under this Agreement, all Affiliate Transactions shall be approved by a majority of the disinterested Managers of the Board of Managers in respect of such Affiliate Transaction.

4.7. Designation of Tax Matters Member.

(a) The Tax Matters Member shall act as the "tax matters partner" of the Company, as provided in the regulations pursuant to Section 6231 of the Code. The Tax Matters Member shall initially be ISE, which shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers. Any Person serving as the Tax Matters Member may be removed and a new Tax Matters Member may be appointed by the Board of Managers. Any Tax Matters

Member who is to be replaced by a successor Tax Matters Member in accordance with this Section 4.7(a) shall certify that another Member has been selected as the Tax Matters Member of the Company by filing a statement to that effect with the IRS in the form and manner prescribed by Section 301.6231(a)(7)-1(d) of the Treasury Regulation. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval. To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Tax Matters Member (i) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (ii) shall inform each Member of administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. The Tax Matters Member shall act reasonably at all times and keep the other Members reasonably informed about its actions.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Member agrees that it will not bind the Members to any tax settlement without the unanimous approval of all Members. The Tax Matters Member shall notify the other Members, within 30 business days after it receives notice from the IRS, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Member shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least 10 days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all Members. In the event that the other Members notify the Tax Matters Member of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Member agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Member with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Member further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Member shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all Members.

(c) All reasonable out-of-pocket expenses and costs incurred by any Tax Matters Member in its capacity as Tax Matters Member shall be paid by the Company as an ordinary expense of its business.

4.8. Tax Matters.

(a) The Company or Tax Matters Member (collectively, the "Tax Preparer") shall prepare all tax returns of the Company; provided, however, that the Tax Preparer shall not file any such tax return without the approval of all Members, which approval shall not be unreasonably withheld. The Company will circulate to each Member for its review and approval a draft of any income tax return within a reasonable period of time after the issuance of the audited financial statements referred to in Section 5.3; provided, however, the Company will circulate such tax return to each Member at least ten (10) days before such tax return is to be filed (taking into account extensions of time to file). The Tax Preparer shall have the right to file with the appropriate taxing authorities for extensions of time to file tax returns if so needed. If any Member shall object to any items on the return within thirty (30) days, then the Members and the Tax Preparer shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If the Member and the Tax Preparer cannot resolve their disagreement within 10 days, either the Member or the Tax Preparer may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon "big four" independent accounting firm (Ernst & Young LLP, PricewaterhouseCoopers LLP, KPMG LLP or Deloitte & Touche LLP) (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determines that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. Federal, state and local income tax advantages and will minimize, in the aggregate, the U.S. Federal, state, and local income tax detriments, available to the Company's Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Tax Preparer within 15 days from the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Tax Preparer shall prevail.

(b) The Tax Preparer shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. Federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. Federal income tax purposes of the Company's income, gain, credits, losses and deductions.

(c) The Members shall report their tax items with respect to, and arising from, their Shares in a manner that is consistent with the Company's tax returns.

(d) The Tax Preparer shall provide prompt notice to the Members of advice that the IRS or any applicable state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or state or local taxing authority notice and any written materials submitted by the Tax Preparer in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. Federal, state or local income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date hereof, the Tax Preparer shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation; provided, however, that each Member shall have the right, directly or through its designated representatives, to review in advance and timely comment upon all significant written submissions made in the course of such audit, contest, dispute or litigation and to participate in, directly or through its designated representatives, all conferences, meetings or proceedings with any taxing authority, and all appearances before any court or judicial body. The Tax Preparer shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal tax benefits). If the Tax Preparer proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld. In the event of a disagreement between the Board of Managers and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 4.8(a) hereof shall apply.

(e) The Board of Managers shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code Sections 6221 through 6233, inclusive.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 4.8 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. Federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

(g) The Company is responsible for the payment of any partnership tax, including, but not limited to, New York City Unincorporated Business Tax.

4.9. Use of Member Names and Trademarks. Neither the Company nor any Subsidiary or Member shall (i) issue any press release or make any other public statements, filings or disclosure with respect to the matters contemplated by this Agreement, or any other matter related hereto or thereto, (ii) use (in connection with the Company or any Subsidiary) in advertising, publicity or otherwise the name of any Member (or any Affiliate of such Member), or the name of any member, partner, director, officer, manager or employee of any Member (or any Affiliate of such Member) or any trade name, trademark, trade device, logo service mark, symbol or any abbreviation, contraction or simulation thereof owned or used by any Member (or any Affiliate of such Member), or (iii) represent, directly or indirectly, that any product or any service provided by the Company or any Subsidiary has been approved, endorsed, recommended or provided by, or in association with any Member (or any Affiliate of such Member), except (i) as may be required by applicable law, court process or obligations pursuant to the requirement of any applicable self-regulatory authority or (ii) with the prior written consent of the appropriate Member in each instance, such consent not to be unreasonably withheld.

## ARTICLE V.

## BOOKS, RECORDS, BUDGETS AND REPORTS

5.1. Books of Account. At all times during the continuance of the Company, the Board of Managers shall keep or cause to be kept true and complete books of account in accordance with United States generally accepted accounting principles and in which shall be entered fully and accurately the transactions of the Company. Such books of account shall be kept on the basis of the Fiscal Year in accordance with the accrual method of accounting, and shall reflect all transactions of the Company in accordance with United States generally accepted accounting principles.

5.2. Availability of Books of Account. All of the books of account referred to in Section 5.1, together with an executed copy of this Agreement, the Certificate of Formation and any amendments thereto shall at all times be maintained at the principal office of the Company or such other place in the State of New York or in such other state as the Board of Managers may designate in writing to the Members, and upon reasonable notice to the Board of Managers, shall be open to the inspection and examination of the Members or their representatives during reasonable business hours for purposes reasonably related to their Shares.

5.3. Annual and Periodic Reports and Statements. For each Fiscal Year, the Board of Managers shall send or shall cause to be sent to each Person who was a Member at any time during such Fiscal Year, within one hundred and twenty (120) days after the end of such Fiscal Year, the consolidated annual financial statements of the Company including an annual balance sheet, profit and loss statement and a statement of changes in financial position, and a statement showing distributions to the Members, all as prepared in accordance with United States generally accepted accounting principles consistently applied and audited by the Company's independent public accountants, which shall be a firm of Independent Accountants and, within one hundred and twenty (120) days after the end of the Fiscal Year, a statement showing allocations to the Members of taxable income, gains, losses, deductions and credits, as prepared by such accountants. In addition, the Board of Managers shall send or cause to be sent to each Member (i) within forty-five (45) days after the end of the first three fiscal quarters of each year, a quarterly report, as applicable, setting forth such financial and operating information as the Board of Managers shall reasonably determine but which shall include a consolidated balance sheet and income statement, (ii) such monthly and quarterly financial reporting information as the Board of Managers shall reasonably determine and (iii) such financial and other information concerning the Company as is reasonably requested by any Member that is necessary for the preparation of (A) such Member's Federal, state and local income or other tax returns or (B) any filing, notice or application made by or on behalf of such Member to or with any regulatory body having jurisdiction over such Member, subject to the right of the Company to withhold any confidential information that it reasonably determines will not remain confidential and that the public disclosure of which could adversely affect the Company. In addition to the rights under this Agreement and under the Act, the Company may provide such information to such Members and such other Persons as it deems appropriate.

5.4. Accounting Expenses. All out-of-pocket expenses payable to Persons in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements and Federal and local tax and information returns required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Company shall be borne by the Company as an ordinary expense of its business.

ARTICLE VI.

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS

6.1. Capital Contributions of the Members.

(a) Concurrently with the execution of this Agreement, each Member shall make a Capital Contribution to the Company in an amount designated as such Member's initial Capital Contributions as set forth on Schedule III hereto opposite such Member's name. Schedule III shall also set forth the Percentage Interest of each Member and the number of Shares issued to each Member.

6.2. Capital Calls.

(a) Acting in accordance with Sections 3.3, the Board of Managers shall have the right to make cash capital calls (each, a "Capital Call"). In the event such a Capital Call is made, the Company shall promptly cause a notice to be delivered to each of the Members describing the amount and nature of the Capital Call and providing other required information in respect of such Capital Call as specified in Section 6.2(b) hereof. Each Member shall be required, within sixty (60) days after receipt of such Capital Call (unless otherwise provided therein), to contribute to the capital of the Company an amount in cash equal to such Member's pro rata portion (based on such Member's Percentage Interest at the time of such Capital Call) of such Capital Call; provided, however, if such Capital Call is with respect to a Distribution Deficiency, the Member to which such Distribution Deficiency relates shall be required to contribute 100% of the amount of Capital Call related to such Distribution Deficiency and the other Members shall not be required to contribute any amount related to such Distribution Deficiency. The proceeds of each Capital Call shall be applied to the purposes set forth in the notice delivered with such Capital Call.

(b) All Capital Calls made pursuant to this Article VI shall be accompanied by a written notice delivered to each Member which notice shall state the total amount of the required Capital Contributions by all Members, the proposed application of the proceeds of such capital contribution, the basis on which such Capital Contribution is authorized and each Member's pro rata share of such total, if any.

(c) The Company may, but shall not be required to, issue additional Shares to the Members in connection with Capital Contributions made pursuant to a Capital Call in such amount as shall be determined by the Board of Managers.

6.3. Failure to Fund Capital Contributions. If any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2 in the amount and within the time period specified therein (such Member is hereinafter referred to as a "Non-Contributing Member"), the Board of Managers shall give prompt notice to the Members of such failure and the amount of the Capital Contribution not funded by the Non-Contributing Member (any such amount not so funded is hereinafter referred to as the "Failed Contribution"), and subject to ISE's Call Right (hereinafter defined) pursuant to Section 9.2(a)(iii), any Member or Members that is or are (as the case may be) not in default with respect to the Failed Contribution or any contribution required to be made by such Member in connection with such Capital Call may fund all or part of such Failed Contribution (each such funding Member is hereinafter referred to as a "Contributing Member"). If more than one Member desires to be a Contributing Member and such Contributing Members desire to fund together more than the aggregate amount of the Failed Contribution, each such Contributing Member shall have the right to fund the amount the Non-Contributing Member failed to fund pro rata in proportion to the relative Percentage Interests of such Contributing Members. If, after giving effect to the preceding sentence, any amount of such Failed Contribution remains unfunded, (i) in the event more than one Contributing Member elects to fund any additional amount of such Failed Contribution, such Contributing Members may elect to fund any such remaining amount of such Failed Contribution on a pro rata basis or (ii) in the event only one Contributing Member is willing to fund any portion of the remaining unfunded Failed Contribution, such Contributing Member may fund the entire remaining amount of such Failed Contribution. The provisions of the preceding sentence shall continue to apply until either (i) the entire Failed Contribution has been funded by Contributing Members or (ii) in the event the entire amount of such Failed Contribution has not been funded, no Contributing Member is willing to fund any further amount of such Failed Contribution. The portion (the "Funded Portion") of the Failed Contribution funded by such Contributing Member shall be treated as a Capital Contribution by any such Contributing Member. Any such failure by a Non-Contributing Member to make a Capital Contribution shall result in the dilution of the Percentage Interest of such Non-Contributing Member as provided for in Section 6.4 below. Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing Member to make a Capital Contribution shall not be a breach of this Agreement and the dilution and payments provided in Section 6.4 and the Call Right provided in Section 9.2 shall be the sole and exclusive remedies of the Company and the other Members against a Non-Contributing Member with respect to the failure by a Non-Contributing Member to make a Capital Call and the Non-Contributing Members shall have no other or further obligations to the Company in connection with any Failed Contribution.

6.4. Dilution for Failure to Fund Capital Contributions.

(a) Whenever there occurs a Failed Contribution, regardless of whether another Member elects to make a Capital Contribution in place of a Non-Contributing Member, the final Percentage Interest of each Member, after the Capital Call, any Failed Contributions and any Funded Portions, shall be determined in accordance with the following formula:

$$FPI = \frac{(PI \times IC) + CC + FP}{IC + ACC + AFP}$$

| | |
|---|---|
| FPI = | Final Percentage Interest of the Member, expressed as a fraction |
| PI = | Percentage Interest of the Member immediately prior to the Capital Call, expressed as a fraction |
| IC = | Aggregate amount of all Capital Contributions contributed by all the Members, in dollars, before giving effect to the Capital Call |
| ACC = | The aggregate Capital Call less aggregate Failed Contributions, in dollars |
| AFP = | The aggregate of all Funded Portions funded by the Contributing Members in connection with the Capital Call, in dollars |
| CC = | The Capital Contribution, if any, initially contributed by the Member in connection with the Capital Call, in dollars |
| FP = | The Funded Portion, if any, contributed by the Member in connection with the Capital Call, in dollars. |

(b) In the event that any Non-Contributing Member fails to make any Capital Call it is required to make in accordance with Section 6.2 above and one or more other Members fund all or a portion of such Failed Contribution, then for a period of sixty (60) days following the date originally set for such Non-Contributing Member to make such Capital Call (the "Capital Call Date"), such Non-Contributing Member may notwithstanding such failure pay to such other Members the portion of such Failed Contribution funded by such other Members together with interest accrued thereon at an annual rate of 2% above LIBOR prevailing on such Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day). Upon such payment by the Non-Contributing Member (including interest accrued thereon as provided in the preceding sentence), the Percentage Interests and Shares of the Members shall be readjusted to give effect to such repayment as though such Non-Contributing

Member were a Contributing Member. No such repayment shall affect any rights exercised by, or distributions made or other benefits provided to, such other Members prior to such repayments by the Company.

(c) Subject to the limitation set forth in Section 6.4(b), in the event that a Member's Percentage Interest changes as a result of the application of this Section 6.4, such change shall be reflected as (i) in the case of a Non-Contributing Member, a decrease in the number of Shares held by such Non-Contributing Member, and (ii) in the case of each Contributing Member, an increase (pro rata in proportion to the amounts funded by each Contributing Member) in the number of Shares held by such Contributing Member.

6.5. Capital of the Company. The capital of the Company shall be the aggregate capital in all of the Members' Capital Accounts. Except as otherwise provided herein, no Member shall be entitled to (i) withdraw or receive any interest or other return on its Capital Contribution or (ii) voluntarily contribute capital to the Company.

6.6. Return of Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have the right to demand the return of all or any part of its Capital Contribution until the Company has been dissolved, or, in the event it has such right, to demand or receive any property other than cash in return for its Capital Contribution.

6.7. Capital Accounts.

(a) The Company shall maintain separate Capital Accounts for each Member in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder. The Capital Accounts of each Member as of the date hereof are deemed to equal the dollar amounts of the Capital Contribution of such Members as set forth in Section 6.1(a).

(b) The Capital Account of each Member shall be increased by (i) the amount of any cash and the agreed net fair market value (as used herein, "Agreed net fair market value" of property shall mean the gross fair market value of such property as determined by the Board of Managers net of liabilities encumbering the property or assumed by the Company) as of the date of contribution of any property contributed as a Capital Contribution to the capital of the Company by such Member and (ii) the amount of any Profits allocated to such Member. The Capital Account of each Member shall be decreased by (i) the amount of any Losses allocated to such Member and (ii) the amount of cash or the fair market value of any property, net of any liabilities assumed by the Member or to which such property is subject under Section 752 of the Code, distributed to such Member. In all respects, the Members' Capital Accounts shall be determined in accordance with the detailed capital accounting rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv) and shall be adjusted upon the occurrence of certain events as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

(c) A transferee of all (or a portion) of the Shares held by a Member shall succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Shares.

6.8. Profits and Losses. Except as otherwise set forth in Section 6.9 hereof, Profits, Losses and items of income, gain, deduction and loss of the Company for each Fiscal Year shall be allocated among all Members pro rata in accordance with the Members' relative Percentage Interests.

6.9. Special Allocations. Article VI is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d). Notwithstanding Sections 6.7 and 6.8, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 6.8.

6.10. Members Tax Reporting. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company income and loss for income tax purposes.

6.11. Allocation in Case of Transfer. In the event of a transfer of any Shares during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Shares or as the Board may determine in its reasonable discretion.

6.12. Tax Allocations. For U.S. Federal, state and local income tax purposes, the income, gains, losses and deductions of the Company shall, for each taxable period, be allocated among the Members in the same manner and in the same proportion that such items have been allocated among the Members' respective Capital Accounts; *provided, however*, that in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, (i) income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. Federal income tax purposes and its initial Book Value, and (ii) in the event the Book Value of any Company asset is adjusted as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for U.S. Federal income tax purposes and its Book Value, in each case using any method or methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder as determined by the Board of Managers.

## ARTICLE VII.

## DISTRIBUTIONS

7.1. Distribution Policy.

(a) Subject to Paragraph (b) below, the Company shall distribute Distributable Funds only when, as and if determined by the Board of Managers, pro rata in accordance with the Members' relative Percentage Interests.

(b) All amounts withheld pursuant to any provision of any U.S. Federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 7.1(a) for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any U.S. Federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other U.S. Federal, state or local law and shall allocate such amounts to those Members with respect to which such amounts were withheld. To the extent that withholding taxes and other related expenses paid to any U.S. Federal, state, local or foreign government on behalf of a Member exceed the amount of any distribution the Member would otherwise receive from the Company, the Board of Managers may, in its discretion, require such Member to contribute cash to the Company up to the amount paid on such Member's behalf (such amount, a "Distribution Deficiency").

7.2. Liquidation. In the event of any sale or other disposition of all or substantially all of the assets of the Company in accordance with the terms of this Agreement, the Company shall be dissolved and the proceeds of such sale or other disposition shall be distributed to the Members in liquidation as provided in Article X.

## ARTICLE VIII.

## TERMINATION OF A MEMBER; TERMINATION OF AGREEMENT

8.1. Termination of a Member. The expulsion, dissolution or Bankruptcy of a Member or any other event that terminates the continued membership of any Member (each a "Terminating Event") shall not in and of itself cause the Company to be dissolved, wound up or terminated unless, no later than ninety (90) days following a Terminating Event with respect to a Member, Members owning all of the remaining Shares unanimously determine not to continue the business of the Company, in which case the Company shall dissolve and liquidate pursuant to Article X hereof and the remaining Members shall select the liquidator pursuant to such Article. No Member shall have the right to withdraw or resign as a Member or, except as provided in Section 10.1(a)(ii), dissolve the Company voluntarily.

8.2. Termination on Initial Public Offering. Except with respect to Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement (which shall continue in full force and effect, except as limited below), upon the consummation of an Initial Public Offering this Agreement shall terminate and the provisions hereof shall cease to have any force or effect; provided, however, that Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement shall continue to have force and effect after the consummation of such Initial Public Offering solely with respect to matters which occurred prior to the consummation of such Initial Public Offering.

## ARTICLE IX.

## TRANSFER OF SHARES

9.1. Transfer of Shares. Subject to Section 9.8 herein and to the redemption, purchases and repurchases by the Company of securities as permitted in accordance with Section 3.3(d), no Member may transfer, sell, pledge, hypothecate, encumber, assign or otherwise dispose of (whether voluntarily, involuntarily, by operation of law or otherwise) (each, a "Transfer") any Shares, or agree or contract to Transfer any Shares held by such Member, without the consent of no less than two-thirds of the other Members to (i) such Transfer and (ii) the admission of the proposed transferee as a Member of the Company. Notwithstanding the foregoing, a Member may Transfer any or all of its Shares to one or more Affiliates of such Member; provided that (i) any such Transfer is subject to the provisions of Section 9.8; and (ii) any such transferee agrees to be bound by the terms of this Agreement applicable to the Shares so transferred and either (x) the other Members are reasonably satisfied that such transferee has the ability to meet the obligations it would have hereunder or (y) the transferring

Member or the Parent of such Member guarantees the performance of such obligations (each, a "Permitted Transferee"). Any attempted or purported Transfer in violation of this Section 9.1 shall be void and of no force or effect. For purposes of this Agreement, any Transfer by a Parent or any Subsidiary of a Parent of any direct or indirect interest in a Member which results in such Member ceasing to be a Subsidiary of such Parent shall be deemed a Transfer by such Member of all of its Shares.

9.2. Call Right. For so long as ISE is a Member, ISE shall have the right (the "Call Right"), exercisable at any time by written notice (the "Call Notice") to any Member, to require such Member to sell all, but not less than all, of their Shares in the Company at the price and in accordance with the conditions set forth below:

(a) ISE shall only exercise its Call Right (i) in its reasonable discretion in the event that a Member fails to evidence active participation in and material use of the Company-provided facility; or (ii) if any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2.

(b) The Call Notice shall set forth the date of closing of the purchase and sale contemplated by the Call Notice (the "Call Closing Date"), which Call Closing Date shall be not less than thirty (30) days, and not more than ninety (90) days, following the delivery of the Call Notice.

(c) Upon delivery of the Call Notice, ISE shall be irrevocably required to purchase all of the Member's Units then outstanding in accordance with the terms and conditions of this Section 9.2.

(d) ISE shall pay said Member, at the closing of the purchase and sale contemplated by the Call Notice, in exchange for such Member's Shares, an amount not to exceed the Book Value of such Shares.

(e) ISE and the Members holding Shares shall use commercially reasonable efforts to consummate the closing of the purchase and sale contemplated by the Call Notice on the Call Closing Date. If ISE is unable or unwilling to purchase the Shares by the date which is ten (10) days after the Call Closing Date (the "Outside Call Closing Date"), then the Call Notice shall be null and void.

(f) ISE shall pay, at the closing of the purchase and sale contemplated by the Call Notice, all costs and expenses incurred in connection with such purchase and sale, including costs and expenses incurred in connection with the determination of the Appraised Value and reasonable attorneys' fees and expenses.

(g) Notwithstanding anything to the contrary herein, ISE, in its sole and absolute discretion, may grant or transfer to any other Member, any call or similar right to purchase any of the Shares owned by Members holding Shares.

9.3. Drag-Along Rights.

(a) In the event ISE proposes to sell all of the Shares held by ISE and its Affiliates (a "Drag Sale") to a Person (the "Drag-Along Purchaser") other than another Member or a Permitted Transferee of ISE, ISE may, at its option, require each other Member (the "Dragged Members") to sell all of the Shares held by such Dragged Members ("Drag-Along Rights"); *provided, however*, such Drag Along Rights may only be exercised by ISE (i) for so long as ISE holds 51% of the Percentage Interests in the Company, or (ii) if ISE ceases to hold 51% of the Percentage Interests in the Company, at any time within a two year period commencing from the date that ISE ceases to hold 51% of the Percentage Interests in the Company. Any such sale by the Dragged Members shall be made on the same terms and conditions as the sale by ISE.

(b) ISE shall give each Dragged Member, not less than thirty (30) days prior to the date of the proposed sale, a notice summarizing the economic terms of such Drag Sale, including the purchase price, closing date and the identity of such Drag-Along Purchaser. In connection with any Drag Sale, each Dragged Member shall take such actions as may be reasonably required by ISE, Inc. and shall otherwise cooperate in good faith with ISE. At the closing of a Drag Sale, each Dragged Member shall deliver to such Drag-Along Purchaser all documents and instruments as may be requested by such Drag-Along Purchaser in connection with such Drag Sale, against payment of the appropriate purchase price.

(c) Upon consummation of a Drag Sale, if a Dragged Member has not delivered any documents and instruments as contemplated by the preceding paragraph (b), such Dragged Member shall no longer be considered a holder Shares in the Company and such Dragged Member's sole rights with respect to such Shares shall be to receive the consideration receivable in connection with such Drag Sale upon delivery of the appropriate documents and instruments.

9.4. Tag-Along Rights. If after three (3) years from the date of this Agreement, one or more Members (collectively, the "Seller") proposes to sell, subject to

Section 9.8, in a single transaction or series of related transactions Shares representing more than 25% of the Percentage Interests in the Company to a Person (the "Tag-Along Buyer") other than a Permitted Transferee of the Seller, then, not less than twenty (20) days prior to any such sale, such Seller shall provide to each other Member a notice (a "Tag-Along Notice") stating the Percentage Interests represented by the Shares to be so sold to such Tag-Along Buyer and summarizing the economic terms of such sale, including the purchase price, closing date and the identity of such Tag-Along Buyer (and, to the extent material, the direct and indirect beneficial owners of such Tag-Along Buyer). Without limiting the generality of the foregoing, sales shall be deemed related if the same Tag-Along Buyer acquires the Shares sold under such sales within the same twelve-month period. Upon the written request of any such other Member made within ten (10) days after the day the Tag-Along Notice is received by such other Member, the Seller shall cause such Tag-Along Buyer to purchase from such other Member a portion of its Shares equal to the product of (x) such Member's Percentage Interest and (y) the Percentage Interest represented by the Shares proposed to be sold to such Tag-Along Buyer. Such purchase shall be made on the same date, at the same price and on the same terms as Seller and on terms and conditions at least as favorable to such other Member as the terms and conditions contained in the Tag-Along Notice delivered in connection with such proposed transaction.

9.5. Pre-Emptive Rights.

(a) In the event that, in accordance with Section 3.3, the Company proposes to issue any equity or equity-based securities of the Company to any Person (the "Offeree"), each other Member shall have the preemptive right to purchase a portion of such securities, pro rata based on the number of Shares then held by each Member. The Company shall be obligated to give written notice to each Member of its intention to issue such securities. Upon receipt of such notice, each Member shall have ten (10) business days in which to exercise such right, in whole or in part, by sending an acceptance notice to the Company. To the extent any Member does not purchase its entire allocation within the time provided, such unpurchased portion may be acquired by the Offeree. This right shall exist only prior to an Initial Public Offering.

(b) The provisions of Section 9.5(a) shall not apply in connection with issuances of equity or equity-based securities (i) to employees of the Company or any of the Subsidiaries pursuant to any employee option plan, stock purchase plan, benefit plan or other similar plan, agreement, program or arrangement approved by the Board of Managers (including upon the exercise of employee stock options or other convertible securities issued pursuant to such a plan, agreement, program or arrangement), (ii) in connection with any bona fide, arm's-length direct or indirect merger, acquisition (including acquisitions of less than all of the assets of, or equity interests in, any Person) or other similar strategic or business combination transaction, or (iii) pursuant to any rights offering or other similar offering of equity or equity-based securities made generally available to the then-current Members. A Member shall have the right to transfer or assign its right to purchase all (but not less than all) of its pro rata share of any issuance of equity or equity-based securities pursuant to this Section 9.5(b) to the same extent to which such Member could transfer Shares pursuant to Section 9.1 hereof. The Company shall not be under any obligation to consummate any proposed issuance of equity or equity-based securities, regardless of whether it shall have delivered notice hereunder in respect of such proposed issuance.

9.6. Acceptance of Prior Acts. Any person who becomes a Member, by becoming a Member ratifies all actions duly taken by the Company pursuant to the terms and provisions of this Agreement prior to the date it became a Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been duly executed and delivered on behalf of the Company prior to said date and which are in full force and effect on said date.

9.8. Additional Limitations. Notwithstanding anything contained in this Agreement, no Transfer of any Shares shall be made unless the following conditions are met:

(a) Any Transfer involving a Member other than ISE shall require the approval of ISE.

(b) The Transferor shall have paid all reasonable costs and expenses, including attorneys' fees and disbursements and the cost of the preparation, filing and publishing of any amendment to this Agreement or the Certificate, incurred by the Company in connection with the Transfer;

(c) The Transferor shall have delivered to the Company a fully executed copy of all documents relating to the Transfer, executed by both the Transferor and the Transferee, and the agreement of the Transferee in writing and otherwise in form and substance acceptable to the Company to:

(i) be bound by the terms imposed upon such Transfer by the Manager and by the terms of this Agreement; and

(ii) assume all obligations of the Transferor under this Agreement relating to the Shares in the Company that is the subject of such Transfer;

(d) The Company shall have been reasonably satisfied, including, at its option, having received an opinion of counsel to the Company reasonably acceptable to the Company, that:

(i) the Transfer will not cause the Company to be treated as an association taxable as a corporation for federal income tax purposes;

(ii) the Transfer will not result in the termination of the Company for federal income tax purposes;

(iii) the Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704;

(iv) the Transfer will not violate the Securities Act of 1933, as amended, or any other applicable federal, state or non-United States securities laws, rules or regulations;

(v) the Transfer will not cause some or all of the assets of the Company to be "plan assets" or the investment activity of the Company to constitute "prohibited transactions" under ERISA or the Code; and

(vi) the Transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

## ARTICLE X.

## TERMINATION OF THE COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS

10.1. Dissolution and Termination.

(a) The Company shall be dissolved only upon the occurrence of any of the following:

(i) the sale or other disposition of all or substantially all of the Company Assets and receipt of the final payment of any installment obligation received as a result of any such sale or disposition;

(ii) the unanimous written consent of all Members;

(iii) any event which makes it unlawful for the Company's business to be continued unless, no later than thirty (30) days following such event, the Members unanimously determine not to dissolve the Company;

(iv) the issuance of a decree by any court of competent jurisdiction that the Company be dissolved and liquidated; or

(v) at any time that there are no Members of the Company, unless the Company is continued in accordance with the Act.

Upon dissolution, the Company shall wind-up its affairs and shall be liquidated and a certificate of cancellation of the Company's Certificate of Formation, as required by law, shall be filed.

(b) In the event of the dissolution of the Company, its business activities shall be wound up, any amounts due from the Members shall be collected, its debts and liabilities shall be satisfied and its remaining assets, if any, shall be distributed as set forth in Section 10.2 below. Dissolution shall be effective on the date of the occurrence of an event set forth in Section 10.1(a) but the Company shall not terminate until all of the Company Assets have been liquidated and the proceeds distributed in accordance with the provisions of this Article X. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members as such, shall continue to be governed by this Agreement.

10.2. Distribution Upon Liquidation. Upon dissolution of the Company, the Board of Managers, as provided in this Agreement, or if there shall be none, a trustee or liquidator appointed by unanimous consent of the Members shall proceed to the liquidation of the Company and the proceeds of such liquidation shall, notwithstanding any other provision of this Agreement to the contrary, be applied and distributed in the following order of priority:

(i) to creditors other than Members (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of all Indebtedness and liabilities of the Company (including the expenses of the liquidation);

(ii) to Members who are creditors (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of other debts and liabilities of the Company owed to Members; and

(iii) to the Members in accordance with their balances (if positive) in their respective Capital Accounts.

10.3. Sale of Company Assets.

(a) As expeditiously as possible after dissolution, the Board of Managers, or any trustee or liquidator, shall satisfy all Company Indebtedness and liabilities, and make the distributions provided for in Section 10.2. Except as agreed by the Board of Managers and subject to paragraph (b) below, no Member shall have the right to demand or receive property other than cash upon liquidation, and the Board of Managers, or any such trustee or liquidator, shall, in any event, have the power to sell Company Assets for cash as necessary to provide for the satisfaction of all Company Indebtedness and liabilities.

(b) In connection with the sale by the Company and reduction to cash of its assets, although the Company has no obligation to offer to sell any property to the Members, any Member or any Affiliate of any Member may bid on and purchase any Company Assets. If the Board of Managers, or any trustee or liquidator, determines that an immediate sale of part or all of the Company's assets would cause undue loss to the Members, the Board of Managers, or any trustee or liquidator, may, with the approval of the Board of Managers, defer liquidation of and withhold from distribution for a reasonable time any Company Assets (except those necessary to satisfy the Company's current obligations).

10.4. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or law to the contrary, upon dissolution of the Company, any deficit in a Member's Capital Account shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XI.

AMENDMENTS

11.1. Amendments. (a) Amendments may be made to this Agreement from time to time by no less than two-thirds of the Members; *provided, however*, that if such amendment would (i) alter or change the powers, preferences or special rights of ISE so as to affect it adversely, or (ii) alter or change the Core Items or any matters relating to the Core Items, such amendment shall require the approval of ISE. In making any amendments, there shall be prepared and filed by the Board of Managers such documents and certificates as shall be required to be prepared and filed. All amendments to this Agreement shall be in writing.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall amend Schedules I through III hereof to reflect the admission of Additional Members, the Transfer of Shares, changes in the Capital Accounts of Members and any other changes in the information set forth therein accomplished in accordance with this Agreement, and the amendment of such Schedules shall not constitute an amendment of this Agreement and shall not require the consent of any Member or other Person.

ARTICLE XII.

MISCELLANEOUS

12.1. Further Assurances. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of both the Board of Managers and such party, are necessary to carry out the intent and purpose of this Agreement.

12.2. Confidentiality. Each party hereto agrees that, except with the prior written consent of the affected party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the Company or the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement or the relationship of the parties contemplated hereby; *provided, however*, that confidential information may be disclosed to a party's directors, partners, officers, employees, advisors, financing sources or representatives who have a reasonable need to know the contents thereof (provided that (1) such directors, partners, officers, employees, advisors, financing sources or representatives of any party will be informed by such party of the confidential nature of such information and shall be directed by such party to keep such information confidential in accordance with the contents of this Agreement and (2) each party will be liable for any breaches of this Section 12.2 by any of its directors, partners, officers, employees, advisors, financing sources or representatives). The confidentiality obligations of this Section 12.2 do not apply to any information, knowledge or data (i) which is publicly available or becomes publicly available through no act or omission of the party wishing to disclose the information, knowledge or data; or (ii) to the extent that it is required to be disclosed by any applicable law, regulation or legal process or by the rules of any stock exchange, regulatory body or governmental authority, or any court of competent jurisdiction. The provisions of this Section 12.2 shall survive termination of this Agreement.

12.3. Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by facsimile, or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

(a) to the Company, at the address set forth in Section 2.5; and

(b) to the Members at their respective addresses set forth in Schedule I hereto. Each Member shall have the right to designate another address or change an address by written notice to the Company and the other Members in the manner prescribed herein.

All notices given pursuant to this Section 12.3 shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, (ii) if delivered by facsimile transmission, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.3 and an appropriate answer back is received or (iii) if delivered by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the courier service confirms that acceptance of delivery was refused by the addressee).

12.4. Headings and Captions. All headings and captions contained in this Agreement and the table of contents hereto are inserted for convenience only and shall not be deemed a part of this Agreement.

12.5. Variance of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or entity may require.

12.6. Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Agreement.

12.7. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

12.8. Partition. The Members hereby agree that no Member nor any successor-in-interest to any Member shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each Member, on behalf of himself, his successors, representatives, heirs and assigns, hereby waives any such right.

12.9. Invalidity. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. If a provision of this Agreement is held to be invalid and the rest of this Agreement is not invalidated, each party shall use all reasonable efforts to effect as far as practicable and valid under applicable law a new provision to achieve the purpose of such invalidated provision.

12.10. Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and legal assigns, shall have any rights or claims under this Agreement.

12.11. Entire Agreement. This Agreement supersede all prior agreements among the parties with respect to the subject matter hereof and thereof and contain the entire agreement among the parties with respect to such subject matter. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any Person not a party to this Agreement.

12.12. No Brokers. Each of the parties hereto warrants to each other that there are no brokerage commissions or finders' fees (or any basis therefor) resulting from any action taken by such party or any Person acting or purporting to act on its behalf upon entering into this Agreement. Each Member agrees to indemnify and hold harmless each other Member for all costs, damages or other expenses arising out of any misrepresentation made in this Section 12.12.

12.13. Maintenance as a Separate Entity. The Company shall maintain books and records and bank accounts separate from those of its Affiliates; shall at all times hold itself out to the public as a legal entity separate and distinct from any of its Affiliates (including in its leasing activities, in entering into any contract, in preparing its financial statements, and in its stationery and on any signs it posts), and shall cause its controlled Affiliates to do the same and to conduct business with it on an arm's-length basis; shall not commingle its assets with assets of any of its Affiliates; shall not guarantee any obligation of any of its Affiliates; shall cause its business to be carried on by the Board of Managers and shall keep minutes of all meetings of, or written consent executed by, the Members.

12.14. Expenses. Without prejudice to its ability to recover for any losses, damages or liabilities relating to any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties to this Agreement shall pay its own expenses in connection with this Agreement and any amendments, consents or waivers (whether or not the same become effective) under or in respect of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: David Krell

Name: David Krell

Title: President and Chief Executive Officer

**Schedule I**

## Names and Addresses of Members

**International Securities Exchange Holdings, Inc.**
60 Broad Street
New York, New York 10004

**Schedule II**

# Managers

Appointed by International Securities Exchange Holdings, Inc.

Thomas Ascher

Bruce Cooperman

Gary Katz

David Krell

Schedule III

## Members' Capital Accounts

| | Initial Capital Contribution | Percentage Interest | Number of Shares |
|---|---|---|---|
| International Securities Exchange Holdings, Inc. | $4,556,141.00 | 100% | 1000 |

**STATE OF DELAWARE**
**LIMITED LIABILITY COMPANY**
**CERTIFICATE OF FORMATION**

**OF**

**Longitude Newco LLC**

1. The name of the limited liability company is **Longitude Newco LLC.**

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on January 24, 2006.

By: /s/ Joseph W. Ferraro III
Name: Joseph W. Ferraro III
Title: Authorized Person

*State of Delaware*
*Secretary of State*
*Division of Corporations*
*Delivered 07:11 PM 01/24/2006*
*FILED 06:44 PM 01/24/2006*
*SRV 060070329 - 4099184 FILE*

# Delaware



*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LONGITUDE NEWCO LLC", CHANGING ITS NAME FROM "LONGITUDE NEWCO LLC" TO "LONGITUDE LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MARCH, A.D. 2006, AT 5:53 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4099184 8100

060299295

AUTHENTICATION: 4632118

DATE: 03-30-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 03/29/2006
FILED 05:53 PM 03/29/2006
SRV 060299295 - 4099184 FILE

# CERTIFICATE OF AMENDMENT
# TO THE
# CERTIFICATE OF FORMATION
# OF
# LONGITUDE NEWCO LLC

The undersigned, for the purpose of amending a certificate of formation of a limited liability company pursuant to Section 18-202 of the Delaware Limited Liability Company Act, certifies that:

1. The name of the limited liability company is Longitude Newco LLC (the "Company").

2. Article 1 of the Certificate of Formation of the Company is hereby amended to read as follows:

   "1. The name of the limited liability company is Longitude LLC."

3. The aforesaid amendment was duly adopted by the Members of the Company.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has caused this Certificate of Amendment to be executed this 29th day of March, 2006.

By: ______________________



Name: Mitchell Simon
Title: Authorized Person

NY1:#3418010v1

**Longitude S.A.**

Société anonyme

Siège social: L-1855 Luxembourg, 42, avenue J. F. Kennedy

CONSTITUTION

du 28 juin 2012 – numéro 41.918

In the year two thousand and twelve, on the twenty-eighth day of June.

Before Maître Paul BETTINGEN, notary residing in Niederanven Grand Duchy of Luxembourg.

There appeared:

*International Securities Exchange Holdings, Inc*, a company incorporated under the laws of Delaware, having its registered office at 60 Broad Street, New York, New York, USA 10004, registered with the Department of State of Delaware, Corporate Division, in Dover in the United States under corporate file number 3873520 represented by Mr Olivier Neuberg, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, pursuant to a proxy given under private seal.

The proxy given, signed "ne varietur" by the appearing person and the undersigned notary, shall remain attached to this document to be filed with the registration authorities.

The appearing person, in the capacity in which he acts, has requested the notary to state as follows the articles of association of a société anonyme.

**Art. 1. Name**

There is hereby established a company in the form of a société anonyme under the name of "*Longitude S.A.*" (hereinafter the "Company").

**Art. 2. Registered Office**

The registered office of the Company is established in Luxembourg, Grand Duchy of Luxembourg.

Branches, subsidiaries or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a decision of the board of directors. The address of the registered office may be transferred within the boundaries of the same municipality by a resolution of the board of directors of the Company.

If the board of directors determines that extraordinary political, economic, social or military events have occurred or are imminent which would render impossible the normal activities of the Company at its registered office or the communication between such registered office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such provisional measures shall have no effect on the nationality of the Company which, notwithstanding such temporary transfer, shall remain a Luxembourg company.

**Art. 3. Duration**

The Company is established for an unlimited period.

The Company may be dissolved at any moment by a resolution of the shareholders adopted in the manner required for amendment of these articles of association.

**Art. 4. Purpose**

The purpose of the Company is to conduct an active trade or business in (i) the creation, development, management and ownership of software and other intellectual property rights, (ii) the licensing and sublicensing of such rights or the use thereof (a) by affiliates, group companies or related companies and entities as well as (b) to third parties.

An additional object of the Company is (iii) the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, (iv) the administration, development and management of its stock, securities, software and IP rights portfolio.

For the accomplishment of its purpose, the Company may lend or borrow with or without collateral, provided that any monies so borrowed may only be used for the purpose of the Company or companies which are shareholders or direct or indirect subsidiaries of or which are associated with or affiliated to, the Company or the same company's group.

In general, the Company may undertake any financial, commercial, industrial or real estate transactions which it may deem useful in the accomplishment and development of its purpose and, in such context, it may give or receive guarantees, issue all types of securities and financial instruments and enter into any type of hedging, trading or derivative transactions.

**Art. 5. Share Capital**

The Company has a share capital of one hundred thousand euro (EUR 100,000.-) divided into one hundred thousand (100,000) shares with a nominal value of one euro (EUR 1.-) per share.

The share capital of the Company may at any time be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for amendment of these articles of association.

The Company may, to the extent and under the terms permitted by law, redeem its own shares.

**Art. 6. Form of shares**

All shares of the Company shall be issued in registered form only.

The issued shares shall be entered in the register of shares which shall be kept by the Company or by one or more persons designated therefore by the Company, and such register shall contain the name of each owner of shares, his address and the number of shares held by him.

The inscription of the shareholder's name in the register of shares evidences his right of ownership of such shares. A certificate shall be delivered to the shareholder upon request. Such certificate shall be signed by two members of the board of directors. The signatures shall be either manual, printed or in facsimile.

Any transfer of shares shall be recorded in the register of shares by delivery to the Company of an instrument of transfer satisfactory to the Company, or by a written declaration of transfer to be inscribed in the register of shares, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act accordingly and, each time, together with the delivery of the relevant certificate, if issued. Such inscription shall be signed by two members of the board of directors or by one or several persons duly authorised therefore by the board of directors. Any transfer of Company's shares to a non-shareholder shall only be valid if made in accordance with any existing shareholders' agreement.

Shareholders shall provide the Company with an address to which all notices and announcements should be sent. Such address will also be entered into the register of shares.

In the event that a shareholder does not provide an address, the Company may permit a notice to that effect to be entered into the register of shares and the shareholder's address will be deemed to be at the registered office of the Company or at such other address as may be so entered into the register by the Company from time to time, until another address shall be provided to the Company by such shareholder. A shareholder may, at any time, change his address as entered into the register of shares by means of a written notification to the Company at its registered office or at such other address as may be determined by the Company from time to time.

The Company recognises only one single owner per share. If one or more shares are jointly owned or if the title of ownership to such share(s) is divided, split or disputed, all persons claiming a right to such share(s) have to appoint one single attorney to represent such share(s) towards the Company. The failure to appoint such attorney implies a suspension of all rights attached to such share(s).

**Art. 7. Board of Directors**

The Company shall be managed by a board of directors composed of at least four members, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, at least two members of class A and two members of class B, their number being determined by the general meeting of shareholders. Directors need not to be shareholders of the Company.

The general meeting of shareholders may decide to appoint class A directors and class B directors, the rights and obligations of which are set out below.

The directors shall be elected by the general meeting of shareholders for a period of not exceeding six (6) years and until their successors are elected, provided, however, that any director may be removed at any time by a resolution taken by the general meeting of shareholders. The directors shall be eligible for reappointment.

In the event of vacancy in the office of a director because of death, resignation or otherwise, the remaining directors elected by the general meeting of shareholders may meet and elect a director to fill such vacancy until the next general meeting of shareholders.

**Art.8. Meetings of the Board of Directors**

The board of directors shall choose from among its members a chairman, and may choose among its members one or more vice-chairmen, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the chairman will be chosen among its class B members and the vice-chairmen among the class A members. The board of directors may also choose a secretary, who need not be a director and who may be instructed to keep the minutes of the meetings of the board of directors as well as to carry out such administrative and other duties as directed from time to time by the board of directors.

The chairman shall preside over all meetings of the board of directors, but in his absence the members of the board of directors may appoint another director as chairman pro tempore by vote of a majority of the directors present or represented at any such meeting.

The board of directors shall meet upon call by the chairman, or any two directors, at the place indicated in the notice of meeting, the person(s) convening the meeting setting the agenda. Notice in writing or by telegram or telefax or e-mail of any meeting of the board of directors shall be given to all directors at least eight calendar days in advance of the hour set for such meeting, except in circumstances of emergency where twenty-four hours prior notice shall suffice which shall duly set out the reason for the urgency. This notice may be waived, either prospectively or retrospectively, by the consent in writing or by telegram or telefax or e-mail of each director. Separate notice shall not be required for meetings held at times and places described in a schedule previously adopted by resolution of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by telegram, telefax, or e-mail another director as his proxy. A director may not represent more than one of his colleagues.

The board of directors may deliberate or act validly only if at least a majority of directors are present or represented at a meeting of the board of directors, and if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, with at least one class A director and one class B director being present or represented. If a quorum is not obtained within half an hour of the time set for the meeting the directors present may adjourn the meeting to a later time and venue. Notices of the adjourned meeting shall be given by the secretary to the board, if any, failing which by any director.

Decisions shall be taken by a majority vote of the directors present or represented at such meeting. In the event that in any meeting the number of votes for and against a resolution shall be equal, the chairman of the meeting shall not have a casting vote. In case of a tie, the proposed decision is considered as rejected.

Any director may participate in a meeting of the board of directors by conference call or similar means of communications equipment whereby all persons participating in the meeting can hear each other, and participating in a meeting by such means shall constitute presence in person at such meeting.

Notwithstanding the foregoing, a resolution of the board of directors may also be passed by unanimous consent in writing which may consist of one or several documents containing the resolutions and signed by each and every director. The date of such a resolution shall be the date of the last signature.

**Art. 9. Minutes of Meetings of the Board of Directors**

The minutes of any meeting of the board of directors shall be signed by the chairman or, in his absence, by the chairman pro tempore who presided at such meeting.

Copies or extracts of such minutes which may be produced in judicial proceedings or otherwise shall be signed by the chairman, or by the secretary, or by two directors.

**Art. 10. Powers of the Board of Directors**

The directors may only act at duly convened meetings of the board of directors or by written consent in accordance with article 8 hereof.

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in the Company's interests. All powers not expressly reserved by law or by these articles of association to the general meeting of shareholders fall within the competence of the board of directors.

**Art. 11. Corporate Signature**

Towards third parties, the Company is validly bound by (i) the joint signature of any two directors of the Company, (ii) if the general meeting of shareholders resolves to divide the board of directors in class A directors and class B directors, the joint signature of one class A director together with one class B director, (iii) the signature of any of the daily manager(s) within the context of the daily management or, (iv) by the signature(s) of any other person(s) to whom authority has been delegated by the board of directors.

**Art. 12. Delegation of Powers**

The board of directors may generally or from time to time delegate the power to conduct the daily management of the Company as well as the representation of the Company in relation to such management as provided for by article 60 of the law of 10 August 1915, as amended, on commercial companies to an executive or other committee or committees whether formed from among its own members or not, or to one or more directors, managers or other agents who may act individually or jointly. The delegation to a member of the board of directors is subject to the prior authorisation of the general meeting of shareholders. The board of directors shall determine the scope of the powers, the conditions for withdrawal and the remuneration attached to these delegations of authority including the authority to sub-delegate.

The board of directors may also confer special powers upon one or more attorneys or agents of its choice.

**Art. 13. Conflict of Interest**

In case of a conflict of interests of a director, it being understood that the mere fact that the director serves as a director of a shareholder or of an affiliated company of a shareholder shall not constitute a conflict of interests, he must inform the board of directors of any conflict and may not take part in the vote but will be counted in the quorum. A director having a conflict on any item on the agenda must declare this conflict to the chairman before the meeting starts.

Any director having a conflict due to a personal interest in a transaction submitted for approval to the board of directors conflicting with that of the Company, shall be obliged to inform the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in the business of the meeting (but shall be counted in the quorum). At the following general meeting, before any other resolution to be voted on, a special report shall be made on any transactions in which any of the directors may have a personal interest conflicting with that of the Company.

**Art. 14. General Meeting of Shareholders**

The general meeting of shareholders shall represent the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify all acts relating to the operations of the Company.

The general meeting of shareholders shall meet upon call by the board of directors. Shareholders representing one tenth of the subscribed share capital may, in compliance with the law of 10 August 1915, as amended, on commercial companies, request the board of directors to call a general meeting of shareholders.

The annual general meeting shall be held in accordance with Luxembourg law at the registered office of the Company or at such other place as specified in the notice of the meeting, on the second Monday in the month of June at 4 p.m.

If such day is a legal or a bank holiday in Luxembourg, the annual general meeting shall be held on the following bank business day in Luxembourg.

Other meetings of shareholders may be held at such places and times as may be specified in the respective notices of meeting.

General meetings of shareholders shall be convened pursuant to a notice setting forth the agenda sent by registered letter at least eight days prior to the meeting to each shareholder at the shareholder's address in the register of shareholders, or as otherwise instructed by such shareholder.

If all shareholders are present or represented and consider themselves as being duly convened and informed of the agenda, the general meeting may take place without notice of meeting.

The board of directors may determine all other conditions which must be fulfilled by shareholders in order to attend a meeting of shareholders.

The general meeting of shareholders shall designate its own chairman who shall preside over the meeting. The chairman shall designate a secretary who shall keep minutes of the meeting.

The business transacted at any meeting of the shareholders shall be limited to the matters contained in the agenda (which shall include all matters required by law) and business incidental to such matters.

Each share is entitled to one vote at all general meetings of shareholders. A shareholder may act at any meeting of shareholders by giving a written proxy to another person, who need not be a shareholder.

Unless otherwise provided by law, resolutions of the general meeting are passed, by a simple majority vote of the shareholders present or represented.

**Art. 15. Statutory Auditor(s)**

The operations of the Company shall be supervised by one or several statutory auditors. The statutory auditor(s) shall be appointed and dismissed by the general meeting of shareholders. Their term of office may not exceed six (6) years.

**Art. 16. Accounting Year**

The accounting year of the Company shall commence on the first of January and shall terminate on the thirty-first of December of each year.

**Art. 17. Distribution of Profits**

From the annual net profits of the Company, five per cent shall be allocated to the reserve required by law. This allocation shall cease to be required when the amount of the legal reserve shall have reached one tenth of the subscribed share capital.

The annual net profits shall be at the free disposal of the general meeting of shareholders.

Interim dividends may be paid out in accordance with the provisions of law.

**Art. 18. Dissolution of the Company**

In case of a dissolution of the Company, its liquidation shall be carried out by one or several liquidators, who need not be shareholders, appointed by the general meeting of shareholders which shall determine their powers and compensation.

The net liquidation proceeds shall be distributed by the liquidator(s) to the shareholders in proportion to their shareholding in the Company.

**Art. 19. Amendments to the Articles of Association**

The present articles of association may be amended from time to time by a general meeting of shareholders under the quorum and majority requirements provided for by the law of 10 August 1915, as amended, on commercial companies.

**Art. 20. Sole shareholder**

If and as long as the Company has only one shareholder, any reference in these articles of incorporation to the shareholders of the Company or to the general meeting of shareholders shall be a reference to the sole shareholder.

**Art. 21. Applicable Law**

All matters not governed by these articles of incorporation shall be determined in accordance with the law of 10 August 1915, as amended, on commercial companies.

**Art. 22. Language**

The present articles of incorporation are worded in English followed by a French version. In case of divergence between the English and the French text, the English version shall prevail.

**Transitory provisions**

1) The first accounting year shall begin at the date of incorporation and shall terminate on the 31 December 2012.

2) The first annual general meeting of shareholder(s) shall take place in the year 2013.

**Subscription**

The shares in the Company are subscribed as follows:

*International Securities Exchange Holdings, Inc* prequalified, one thousand (100,000) shares.

All these shares have been entirely paid-up by a contribution in cash so that the amount of one hundred thousand euro (EUR 100,000.-) is as of now fully available to the Company, as it has been justified to the undersigned notary.

**Expenses**

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its formation are estimated at approximately one thousand four hundred euro (EUR 1,400.-).

**Statements**

The undersigned notary states that the conditions provided for in Article twenty-six of the law of 10 August 1915, as amended, on commercial companies have been fully observed.

**Resolutions of the Sole Shareholder**

The sole shareholder took the following resolutions:

**First resolution**

The sole shareholder resolves that the number of directors of the Company is currently set at four and that are appointed as members of the board of directors for a period of six years:

- Mr Thomas A. Ascher, Chief Strategy Officer, born on 15 February 1962 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Scott Shechtman, Senior Corporate Initiatives Manager, born on 17 June 1980 in New York, United States, with professional address at 60 Broad Street, New York, NY 10004, USA;

- Mr Marcus Thompson, Managing Director, with professional address at Mergenthalerallee 61, D–65760 Eschborn, Germany;

- Mrs Gabriele Fabry, Senior Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg.

**Second resolution**

The sole shareholder resolves to elect KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B149 133, as statutory auditor of the Company for a term to expire at the annual general meeting called to approve the accounts of the accounting year ended 2012.

**Third resolution**

The sole shareholder resolves to set the registered office of the Company at 42, avenue JF Kennedy, L-1855 Luxembourg.

**Fourth resolution**

In compliance with Article 60 of the law of 10 August 1915, as amended, on commercial companies and Article 12 of the present articles of incorporation, the sole shareholder authorises the board of directors to delegate the daily management of the Company as well as the representation of the Company with respect to such management to two of its members.

The meeting already agrees that Mrs Michèle Bierset, Expert, with professional address at 42, avenue JF Kennedy, L-1855 Luxembourg, is appointed as daily manager (*déléguée à la gestion journalière*) of the Company.

The undersigned notary, who understands and speaks English, herewith states that on request of the appearing person, this deed is worded in English followed by a French translation or the request of the same appearing person and in case of divergences between the English and the French text, the English version will prevail.

Whereof this notarial deed was drawn up in Senningerberg, in the office of the undersigned notary, on the date set at the beginning of this deed.

This deed having been read to the appearing person, known to the notary by first and surname, civil status and residence, said person appearing signed together with the notary the present deed.

**Suit la traduction française du procès-verbal qui précède:**

L'an deux mille douze, le vingt-huitième jour de juin.

Par-devant Maître Paul BETTINGEN, notaire de résidence à Niederanven, Grand-Duché du Luxembourg.

A comparu

*International Securities Exchange Holdings, Inc*, une société constituée sous le droit du Delaware, ayant son siège social au 60, Broad Street, New York, USA 10004, enregistrée auprès de Département d'Etat de l'état du Delaware, Corporate Division à Dover aux Etats Unis sous le numéro 3873520, représentée par Monsieur Olivier Neuberg, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg, en vertu d'une procuration sous-seing privé,

La procuration signée *ne varietur* par le mandataire de la partie comparante es qualité qu'il agit et par le notaire soussigné restera annexée au présent acte pour être soumise avec lui aux formalités de l'enregistrement.

Lequel comparant, aux termes de la capacité avec laquelle il agit, a requis le notaire instrumentaire d'arrêter les statuts d'une société anonyme.

**Art. 1er. Dénomination**

Il est formé entre les souscripteurs et tous ceux qui deviendront propriétaires des actions ci-après créées, une société anonyme sous la dénomination de « Longitude S.A. » (la «Société»).

**Art. 2. Siège Social**

Le siège social est établi à Luxembourg, Grand-Duché de Luxembourg. Il peut être créé, par simple décision du conseil d'administration, des succursales ou bureaux, tant dans le Grand-Duché de Luxembourg qu'à l'étranger. Le siège social de la Société pourra être transféré au sein d'une même commune par simple décision du conseil d'administration de la Société.

Au cas où le conseil d'administration estimerait que des événements extraordinaires d'ordre politique, économique, social ou militaire, de nature à compromettre l'activité normale au siège social ou la communication aisée avec ce siège ou de ce siège avec l'étranger, se présentent ou paraissent imminents, il pourra transférer provisoirement le siège social à l'étranger jusqu'à cessation complète de ces circonstances anormales; cette mesure provisoire n'aura toutefois aucun effet sur la nationalité de la Société, laquelle, nonobstant ce transfert provisoire, restera luxembourgeoise.

**Art. 3. Durée**

La Société est constituée pour une durée illimitée.

La Société peut être dissoute à tout moment par décision de l'assemblée générale des actionnaires, statuant comme en matière de modification des statuts.

**Art. 4. Objet**

L'objet de la Société est de poursuivre un commerce ou activité concernant (i) la création, le développement, la gestion et la propriété de software et autres droits de propriété intellectuelle, (ii) l'octroi de licences et sous-licences sur pareils droits ou l'utilisation de pareils droits par (a) des sociétés affiliées, sociétés du même groupe ou sociétés et entités liées ainsi que (b) à des tierces parties.

La Société a également pour objet (iii) la détention de participations, sous quelle que forme que ce soit, dans des sociétés luxembourgeoises ou étrangères, par l'achat, le transfert par vente, échange ou autrement d'actions, obligations, certificats d'obligations, reconnaissances de dettes, bons et toutes autres valeurs mobilières et toutes transactions y liées et, (iv) la possession, l'administration, le développement et la gestion de son portefeuille de titres et de droits de propriété intellectuelle.

La Société peut prêter ou emprunter avec ou sans garantie, à condition que les sommes empruntées soient affectées à la réalisation de l'objet de la Société ou de ses actionnaires, filiales, sociétés associées ou affiliées.

De manière générale, la Société peut assurer toutes opérations financières, commerciales, industrielles ou immobilières pouvant être utiles à l'accomplissement et le développement de son objet, et dans ce contexte elle pourra donner ou recevoir des garanties, émettre tous types de valeurs mobilières et instruments financiers et faire toutes opérations de couverture, d'échange ou toutes opérations dérivées.

**Art. 5. Capital Social**

La Société a un capital social de cent mille euros (EUR 100.000,-) représenté par cent mille (100.000) actions ayant une valeur nominale de un euro (EUR 1,-) par action.

Le capital social de la Société peut, à tout moment, être augmenté ou réduit par décision de l'assemblée générale des actionnaires, adoptée à la manière requise pour la modification des présents statuts.

La Société peut, aux conditions et aux termes prévus par la loi, racheter ses propres actions.

**Art. 6. Forme des actions**

Toutes les actions de la Société seront uniquement émises sous forme nominative.

Toutes les actions émises seront inscrites au registre des actionnaires qui sera tenu par la Société ou par une ou plusieurs personnes désignées à cet effet par la Société; ce registre contiendra le nom de chaque propriétaire d'actions, son domicile, ainsi que le nombre d'actions qu'il détient.

Le droit de propriété de l'actionnaire sur les actions s'établit par l'inscription de son nom dans le registre des actionnaires. Un certificat constatant cette inscription sera délivré sur demande à l'actionnaire. Ce certificat devra être signé par deux membres du conseil d'administration. Les signatures pourront être soit manuscrites, soit imprimées, soit sous forme télécopiée.

Tout transfert d'actions sera inscrit au registre des actionnaires au moyen de la remise à la Société d'un instrument de transfert convenant à la Société, ou par une déclaration de transfert écrite, portée au registre des actionnaires, datée et signée par le cédant et le cessionnaire, ou par le mandataire valablement constitué à cet effet, et, à chaque fois, avec la remise à la Société du certificat d'actions qui s'y rapporte, s'il en avait été émis. Une pareille inscription devra être signée par deux membres du conseil d'administration, ou par une ou plusieurs autres personnes dûment autorisées à cet effet par le conseil d'administration. Any transfer of Company's shares to a non-shareholder shall however only be valid, to be reported in the register of shares and enforceable against the Company if made in accordance with any existing shareholders' agreement.

Tout actionnaire devra fournir à la Société une adresse à laquelle toutes les communications et informations pourront être envoyées. Cette adresse sera également inscrite au registre des actionnaires.

Au cas où un actionnaire ne fournit pas d'adresse à la Société, la Société sera autorisée à en faire mention au registre des actionnaires, et l'adresse de l'actionnaire sera censée être au siège social de la Société ou à telle autre adresse inscrite au registre des actionnaires, jusqu'à ce qu'une autre adresse soit communiquée à la Société par l'actionnaire. Celui-ci pourra à tout moment faire changer l'adresse portée au registre des actionnaires par une déclaration écrite, envoyée au siège social de la Société ou à telle autre adresse fixée par celle-ci.

La Société ne reconnaît qu'un seul propriétaire par action. Si une ou plusieurs actions sont conjointement détenues ou si les titres de propriété de ces actions sont divisés, fragmentés ou litigieux, les personnes invoquant un droit sur la/les action(s) devront désigner un mandataire unique pour représenter la/les action(s) à l'égard de la Société. L'omission d'une telle désignation impliquera la suspension de l'exercice de tous les droits attachés aux action(s).

**Art. 7. Conseil d'Administration**

La Société est gérée par un conseil d'administration composé d'un minimum de quatre membres, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, d'un minimum de deux administrateurs de class A et de deux administrateurs de classe B, le nombre exact étant déterminé par l'assemblée générale des actionnaires. Les administrateurs n'ont pas besoin d'être actionnaires.

L'assemblée générale des actionnaires peut décider de nommer des administrateurs de classe A et des administrateurs de classe B, dont les droits et obligations sont décrits ci-après.

Les administrateurs sont élus par l'assemblée générale des actionnaires pour une période ne dépassant pas six (6) ans et jusqu'à ce que leurs successeurs aient été élus, toutefois, un administrateur peut être révoqué à tout moment par décision de l'assemblée générale. Les administrateurs sortants peuvent être réélus.

Au cas où le poste d'un administrateur devient vacant à la suite de décès, de démission ou autrement, les administrateurs restants élus par l'assemblée générale des actionnaires pourront se réunir et élire un administrateur pour remplir les fonctions attachées au poste devenu vacant jusqu'à la prochaine assemblée générale.

**Art. 8. Réunions du Conseil d'Administration**

Le conseil d'administration choisit parmi ses membres un président et peut choisir en son sein un ou plusieurs vice-présidents, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, le président sera désigné parmi les administrateurs de classe B et les vice-présidents parmi les administrateurs de classe A. Il peut également désigner un secrétaire qui n'a pas besoin d'être un administrateur et qui peut être chargé de dresser les procès-verbaux des réunions du conseil d'administration ou d'exécuter des tâches administratives ou autres telles que décidées, de temps en temps, par le conseil d'administration.

Le président préside les réunions du conseil d'administration. En l'absence du président, les membres du conseil d'administration peuvent désigner un autre administrateur pour assumer la présidence pro tempore, par un vote à la majorité des administrateurs présents ou représentés lors de cette réunion.

Le conseil d'administration se réunit sur convocation du président ou de deux administrateurs au lieu indiqué dans l'avis de convocation. La ou les personnes convoquant l'assemblée déterminent l'ordre du jour. Un avis par écrit, télégramme, télécopie ou e-mail contenant l'ordre du jour sera donné à tous les administrateurs au moins huit jours avant l'heure prévue pour la réunion, sauf s'il y a urgence, auquel cas l'avis de convocation, envoyé 24 heures avant la réunion, devra mentionner la nature de cette urgence. Il peut être passé outre à la nécessité de pareille convocation en cas d'assentiment préalable ou postérieur à la réunion, par écrit, télégramme, télécopie ou e-mail de chaque administrateur. Une convocation spéciale n'est pas requise pour des réunions du conseil d'administration se tenant à des heures et à des endroits déterminés dans une résolution préalablement adoptée par le conseil d'administration.

Tout administrateur peut se faire représenter en désignant par écrit ou par télégramme, télécopie ou e-mail un autre administrateur comme son mandataire. Un administrateur ne peut pas représenter plus d'un de ses collègues.

Le conseil d'administration ne peut délibérer et agir valablement que si la majorité des administrateurs sont présents ou représentés à une réunion du conseil d'administration, et si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, au moins un administrateur de classe A et un administrateur de classe B devront être présents ou représentés. Si le quorum n'est pas obtenu une demi-heure après l'heure prévue pour la réunion, les administrateurs présents peuvent ajourner la réunion en un autre endroit et à une date ultérieure. Les avis des réunions ajournées sont donnés aux membres du conseil d'administration par le secrétaire, s'il y en a, ou à défaut par tout administrateur.

Les décisions sont prises à la majorité des votes des administrateurs présents ou représentés à chaque réunion. Au cas où, lors d'une réunion du conseil d'administration, il y a égalité de voix en faveur ou en défaveur d'une résolution, le président de la réunion n'aura pas de voix prépondérante. En cas d'égalité, la résolution sera considérée comme rejetée.

Tout administrateur peut prendre part à une réunion du conseil d'administration au moyen d'une conférence téléphonique ou d'un équipement de communication similaire par lequel toutes les personnes participant à la réunion peuvent s'entendre, la participation à la réunion par de tels moyens vaut présence personnelle à cette réunion.

Nonobstant les dispositions qui précèdent, une décision du conseil d'administration peut également être prise par voie circulaire et résulter d'un seul ou de plusieurs documents contenant les résolutions et signés par tous les membres du conseil d'administration sans exception. La date d'une telle décision est celle de la dernière signature.

**Art. 9. Procès-verbaux des réunions du Conseil d'Administration**

Les procès-verbaux des réunions du conseil d'administration sont signés par le président ou, en son absence, par le président pro tempore qui aura assumé la présidence de cette réunion.

Les copies ou extraits de procès-verbaux destinés à servir dans une procédure judiciaire ou ailleurs seront signés par le président ou par le secrétaire ou par deux administrateurs.

**Art. 10. Pouvoirs du Conseil d'Administration**

Les administrateurs ne peuvent agir que dans le cadre de réunions du conseil d'administration régulièrement convoquées, ou par confirmation écrite conformément à l'article 8 ci-dessus.

Le conseil d'administration est investi des pouvoirs les plus larges pour pouvoir passer les actes d'administration et de disposition dans l'intérêt de la Société. Tous pouvoirs que la loi ou les présents statuts ne réservent pas expressément à l'assemblée générale des actionnaires sont de la compétence du conseil d'administration.

**Art. 11. Signature sociale**

Vis-à-vis des tiers, la Société sera valablement engagée par (i) la signature conjointe de deux administrateurs, (ii) si l'assemblée générale des actionnaires décide de diviser le conseil d'administration en administrateurs de classe A et administrateurs de classe B, la signature conjointe d'un administrateur de classe A avec un administrateur de classe B, (iii) la signature individuelle de l'un des délégués à la gestion quotidienne dans le cadre de la gestion quotidienne de la Société ou (iv) la (les) signature(s) de toute(s) autre(s) personne(s) à laquelle (auxquelles) pareil pouvoir de signature aura été délégué par le conseil d'administration.

**Art. 12. Délégation de pouvoirs**

Le conseil d'administration peut déléguer de manière générale ou ponctuellement la gestion journalière de la Société ainsi que la représentation de la Société en ce qui concerne cette gestion, conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, à un directeur ou à un ou plusieurs comités, qu'ils soient composés de ses propres membres ou non, ou à un ou plusieurs administrateurs, gérants ou autres mandataires susceptibles d'agir seuls ou conjointement. La délégation à un membre du conseil d'administration est subordonnée à l'autorisation préalable de l'assemblée générale. Le conseil d'administration détermine l'étendue des pouvoirs, les conditions du retrait et la rémunération attachés à ces délégations de pouvoir, y compris le pouvoir de subdéléguer.

Le conseil pourra également conférer des pouvoirs spéciaux à un ou plusieurs mandataires ou représentants de son choix.

**Art. 13. Conflits d'Intérêts**

Dans le cas d'un conflit d'intérêts d'un administrateur, étant entendu que le simple fait que l'administrateur soit l'administrateur d'un actionnaire ou d'une société affiliée d'un actionnaire ne sera pas constitutif d'un conflit d'intérêts, il doit informer le conseil d'administration de tout conflit d'intérêts et ne pourra pas prendre part au vote mais sera compté dans le quorum. Un administrateur ayant un conflit d'intérêts sur tout objet de l'ordre du jour doit déclarer ce conflit d'intérêts au président avant que la réunion ne débute.

Tout administrateur ayant un intérêt personnel dans une transaction soumise pour approbation au conseil d'administration opposé avec l'intérêt de la Société, devra être obligé d'informer le conseil et de faire enregistrer cette situation dans le procès-verbal de la réunion. Il ne pourra pas prendre part à la réunion (mais il sera compté dans le quorum). A l'assemblée générale suivante, avant toute autre résolution à voter, un rapport spécial devra être établi sur toutes transactions dans lesquelles un des administrateurs peut avoir un intérêt personnel opposé à celui de la Société.

**Art. 14. Assemblées Générales des Actionnaires**

L'assemblée générale des actionnaires représente l'universalité des actionnaires de la Société. Elle a les pouvoirs les plus étendus pour ordonner, exécuter ou ratifier tous les actes relatifs aux opérations de la Société.

L'assemblée générale des actionnaires est convoquée par le conseil d'administration. Les actionnaires représentant un dixième du capital social souscrit peuvent, conformément aux dispositions de la loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée, requérir le conseil d'administration de convoquer l'assemblée générale des actionnaires.

L'assemblée générale annuelle se réunit, conformément à la loi luxembourgeoise, au siège social de la Société ou à tout autre endroit indiqué dans l'avis de convocation, le deuxième lundi du mois de juin à 16.00 heures.

Si ce jour est un jour férié, légal ou bancaire, à Luxembourg, l'assemblée générale se tiendra le jour ouvrable suivant.

L'assemblée générale des actionnaires pourra se tenir à l'étranger si le conseil d'administration constate souverainement que des circonstances exceptionnelles externes à la Société et à ses actionnaires le requièrent.

D'autres assemblées générales d'actionnaires peuvent se tenir aux lieux et dates spécifiés dans les avis de convocation respectifs.

Les actionnaires seront convoqués par un avis de convocation énonçant l'ordre du jour et envoyé par lettre recommandée au moins huit jours avant l'assemblée à tout détenteur d'actions à son adresse portée au registre des actionnaires, ou suivant toutes autres instructions données par cet actionnaire.

Chaque fois que tous les actionnaires sont présents ou représentés et se considèrent dûment convoqués et informés de l'ordre du jour, l'assemblée générale peut avoir lieu sans convocation.

Le conseil d'administration peut déterminer toutes autres conditions à remplir par les actionnaires pour pouvoir prendre part aux assemblées générales.

L'assemblée générale des actionnaires désigne son président qui présidera l'assemblée. Le président pourra désigner un secrétaire chargé de dresser les procès-verbaux de l'assemblée.

Les affaires traitées lors d'une assemblée des actionnaires seront limitées aux points contenus dans l'ordre du jour (qui contiendra toutes les matières requises par la loi) et aux affaires connexes à ces points.

Chaque action donne droit à une voix lors de toute assemblée générale. Un actionnaire peut se faire représenter à toute assemblée générale des actionnaires par mandat écrit par un mandataire qui n'a pas besoin d'être actionnaire.

Dans la mesure où il n'en est pas autrement disposé par la loi, les décisions de l'assemblée générale des actionnaires sont prises à la majorité simple des voix des actionnaires présents ou représentés.

**Art. 15. Commissaire aux comptes**

Les opérations de la société seront surveillées par un ou plusieurs commissaires aux comptes. Le(s) commissaire(s) est(sont) désignés et révoqués par l'assemblée générale des actionnaires. La durée de leur fonction ne peut excéder six (6) ans.

**Art. 16. Exercice Social**

L'exercice social de la Société commence le premier janvier de chaque année et se termine le trente et un décembre de la même année.

**Art. 17. Affectation des Bénéfices Annuels**

Des bénéfices nets annuels de la Société, cinq pour cent seront affectés à la réserve requise par la loi. Cette affectation cessera d'être exigée lorsque le montant de la réserve légale aura atteint un dixième du capital social souscrit.

L'assemblée générale des actionnaires dispose librement du bénéfice net annuel.

Des dividendes intérimaires peuvent être versés en conformité avec les conditions prévues par la loi.

**Art. 18. Dissolution de la Société**

En cas de dissolution de la Société, la liquidation s'opérera par un ou plusieurs liquidateurs, qui n'ont pas besoin d'être actionnaires, nommé(s) par l'assemblée générale qui déterminera les pouvoirs et rémunérations de chaque liquidateur. Le produit net de la liquidation sera distribué par le(s) liquidateur(s) aux actionnaires, proportionnellement à leur participation dans le capital social.

**Art. 19. Modifications des Statuts**

Les présents statuts pourront être modifiés périodiquement par une assemblée générale des actionnaires statuant aux conditions de quorum et de majorité requises par la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

**Art. 20. Actionnaire unique**

Si et aussi longtemps que la Société n'a qu'un seul actionnaire, toute référence dans ces statuts aux actionnaires ou à l'assemblée générale des actionnaires sera une référence à l'actionnaire unique.

**Art. 21. Loi Applicable**

Pour tous les points non spécifiés dans les présents statuts, les parties se réfèrent aux dispositions de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales.

**Art. 22. Langue**

Les présents statuts ont été rédigés en anglais, suivi d'une version française. En cas de divergence entre les deux textes, la version anglaise prévaudra.

**Dispositions transitoires**

1) Le premier exercice social commencera le jour de la constitution et se terminera le 31 décembre 2012.

2) La première assemblée générale annuelle des actionnaires aura lieu en 2013.

**Souscription**

Les actions de la Société sont souscrites comme suit.

*International Securities Exchange Holdings, Inc*, ci-dessus qualifiée, cent mille (100.000) actions.

Toutes les actions ont été entièrement libérées en espèces, de sorte que la somme de cent mille euro (EUR 100.000,-) est dès maintenant à la disposition de la Société, ce dont il a été justifié au notaire soussigné.

**Frais**

Le montant des dépenses, frais, rémunérations et charges, sous quelque forme que ce soit, qui incombent à la Société ou qui sont mis à sa charge à raison de sa constitution sont évalués à environ mille quatre cents euro (EUR 1.400,-).

**Déclaration**

Le notaire soussigné déclare avoir vérifié l'existence des conditions énumérées à l'article 26 de la loi du 10 août 1915, telle que modifiée, concernant les sociétés commerciales et déclare expressément qu'elles sont remplies.

**Résolutions de l'actionnaire unique**

L'actionnaire unique a pris les résolutions suivantes:

**Première résolution**

L'actionnaire unique décide de fixer le nombre actuel d'administrateurs à quatre et d'élire les personnes suivantes comme membres du conseil d'administration pour une période initiale de six ans:

- M. Thomas A. Ascher, *Chief Strategy Officer*, né le 15 février 1962 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Scott Shechtman, *Senior Corporate Initiatives Manager*, né le 17 juin 1980 à New York, résidant professionnellement au 60, Broad Street, New York, NY 10004, USA;
- M. Marcus Thompson, *Managing Director*, résidant professionnellement au 61, Mergenthaleralle, D–65760 Eschborn, Allemagne;
- Mme Gabriele Fabry, *Senior Expert*, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg.

**Deuxième résolution**

L'actionnaire unique décide de nommer KPMG Luxembourg S.à r.l., 9 allée Scheffer, L-2520 Luxembourg, RCS B 149 133, comme commissaire de la Société pour une période devant expirer à l'assemblée générale annuelle réunie pour approuver les comptes de l'exercice social de l'année 2012.

**Troisième résolution**

L'actionnaire unique décide de fixer le siège social de la Société au 42, avenue JF Kennedy, L-1855 Luxembourg.

**Quatrième résolution**

Conformément à l'article 60 de la loi du 10 août 1915, telle que modifiée, sur les sociétés commerciales, et à l'article 12 des présents statuts, l'actionnaire unique autorise le conseil d'administration à déléguer la gestion journalière de la Société ainsi que la représentation de la Société en relation avec cette gestion à deux de ses membres.

L'actionnaire unique accepte que Mme Michèle Bierset, Expert, résidant professionnellement au 42, avenue JF Kennedy, L-1855 Luxembourg soit désignée comme déléguée à la gestion quotidienne de la Société.

Le notaire soussigné qui comprend et parle l'anglais, constate que sur demande du comparant, le présent acte est rédigé en langue anglaise suivi d'une version française; sur demande du même comparant et en cas de divergences entre le texte français et le texte anglais, ce dernier fait foi.

Dont acte fait et passé à Senningerberg, en l'étude du notaire soussigné, à la date susmentionnée.

L'acte ayant été lu au comparant, connu du notaire instrumentant par ses nom, prénom usuel, état civil et demeure, le comparant a signé avec le notaire, le présent acte.

POUR COPIE CONFORME
Signé : Paul BETTINGEN




Paul BETTINGEN, Notaire
NIEDERANVEN

# BYLAWS

# OF

# ETC ACQUISITION CORP.

NY1:#3297165v1

TABLE OF CONTENTS

Page

ARTICLE I

Office and Records



ARTICLE II

Stockholders



ARTICLE III

Directors



ARTICLE IV

Officers, Agents and Employees

ARTICLE V

Indemnifications and Insurance



ARTICLE VI

Common Stock



ARTICLE VII

Seal



ARTICLE VIII

Waiver of Notice

ARTICLE IX

Checks, Notes, Drafts, Etc.



ARTICLE X

Amendments

BYLAWS

OF

ETC ACQUISITION CORP.

# ARTICLE I

## Office and Records

Section 1.1 Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

# ARTICLE II

## Stockholders

Section 2.1 Annual Meeting. Except as otherwise provided in Section 2.8 of these Bylaws, an annual meeting of stockholders of the Corporation shall be held at such time and date in each year as the Board of Directors, the Chairman of the Board, if any, or the President may from time to time determine. The annual meeting in each year shall be held at such hour on said day and at such place within or without the State of Delaware as may be fixed by the Board of Directors, or if not so fixed, at 10 A.M., local time, at the principal executive offices of the Corporation.

Section 2.2 Special Meetings. A special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board, if any, or the President or any Vice President, and shall be called by the Chairman of the Board, if any, or the President or the Secretary when directed to do so by resolution of the Board of Directors or at the written request of directors representing a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "Whole Board"). Any such request shall state the purpose or purposes of the proposed meeting. The Board of Directors may designate the place of meeting for any special meeting of stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the outstanding stock entitled to vote thereat, either present or represented by proxy, shall constitute a quorum for the transaction of any business, but the stockholders present, although less than a quorum, may adjourn the meeting to another time or place and, except as provided in the last paragraph of Section 2.3 of these Bylaws, notice need not be given of the adjourned meeting.

Section 2.5 Voting. Whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present or represented by proxy and entitled to vote with respect to such corporate action.

Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his duly authorized attorney.

Section 2.7 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.8 Written Consent of Stockholders in Lieu of Meeting.. Any action required by the General Corporation Law of the State of Delaware (the "GCL") to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt written notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such written consent may be given by one or any number of substantially concurrent written instruments of substantially similar tenor signed by such stockholders, in person or by attorney or proxy duly appointed in writing, and filed with the Secretary or an Assistant Secretary of the Corporation. Any such written consent shall be effective as of the effective date thereof as specified therein, provided that such date is not more than sixty (60) days prior to the date such written consent is filed as aforesaid, or, if no such date is so specified, on the date such written consent is filed as aforesaid.

ARTICLE III

Directors

Section 3.1 Number of Directors. The Board of Directors shall consist of no less than 2 and no more than 10 directors until changed as provided in this Section. The number of directors may be changed at any time and from time to time by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors, or by a resolution of the Board of Directors passed by a majority of the Whole Board, except that no decrease shall shorten the term of any incumbent director unless such director is specifically removed pursuant to Section 3.5 of these Bylaws at the time of such decrease.

Section 3.2 Election and Term of Directors. Directors shall be elected annually, by election at the annual meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of such meeting. If the annual election of directors is not held on the date designated therefor, the directors shall cause such election to be held as soon thereafter as convenient. Each director shall hold office from the time of his or her election and qualification until his successor is elected and qualified or until his or her earlier resignation, or removal.

Section 3.3 Vacancies and Newly Created Directorships. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by election at a meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of a meeting. Except as otherwise provided by law, vacancies and such newly created directorships may also be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any or all of the directors may be removed at any time, with or without cause, by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held after each annual election of directors. If such election occurs at an annual meeting of stockholders, the annual meeting of the Board of Directors shall be held at the same place and immediately following such meeting of stockholders, and no further notice thereof need be given other than this Bylaw. If an annual election of directors occurs by written consent in lieu of the annual meeting of stockholders, the annual meeting of the Board of Directors shall take place as soon after such written consent is duly filed with the Corporation as is practicable, either at the next regular meeting of the Board of Directors or at a special meeting. The Board of Directors may fix times and places for additional regular meetings of the Board of Directors and no notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, or by the President or by at least one-third of the directors for the time being in office, at such time and place as shall be specified in the notice or waiver thereof. Notice of each special meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same, postage prepaid, not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting.

Section 3.7 Quorum and Voting. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if there be less than a quorum at any meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Committees of the Board of Directors. The Board of Directors may from time to time, by resolution passed by majority of the Whole Board, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise provided by the Board of Directors, a majority of any such committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be the act of such committee. Each such committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the whole Board.

## ARTICLE IV

## Officers, Agents And Employees

Section 4.1 Appointment and Term of Office. The officers of the Corporation may include a President, a Secretary and a Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All such officers shall be appointed by the Board of Directors or by a duly authorized committee thereof, and shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. Except as may be prescribed otherwise by the Board of Directors or a committee thereof in a particular case, all such officers shall hold their offices at the pleasure of the Board of Directors for an unlimited term and need not be reappointed annually or at any other periodic interval. The Board of Directors may appoint, and may delegate power to appoint, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors, or by a duly authorized committee thereof, with or without cause at any time. The Board of Directors or such a committee thereof may delegate such power of removal as to officers, agents and employees not appointed by the Board of Directors or such a committee. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

Section 4.3 Compensation and Bond. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.4 Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of stockholders and of the Board of Directors, and shall have such other powers and duties as may be delegated to him or her by the Board of Directors.

Section 4.5 President. The President shall be the chief executive officer of the Corporation. In the absence of the Chairman of the Board (or if there be none), he or she shall preside at all meetings of the stockholders and of the Board of Directors. He or she shall have general charge of the business affairs of the Corporation. He or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers. The President may vote the stock or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any stockholders' or other consents in respect thereof and may in his or her discretion delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

Section 4.6 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or the President may from time to time prescribe. In the absence or inability to act of the President, unless the Board of Directors shall otherwise provide, the Vice President who has served in that capacity for the longest time and who shall be present and able to act, shall perform all the duties and may exercise any of the powers of the President.

Section 4.7 Treasurer. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the President or the Board of Directors.

Section 4.8 Secretary. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of the stockholders or directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the President or the Board of Directors.

Section 4.9 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

## ARTICLE V

### Indemnification And Insurance

Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 Right of Indemnitee to Bring Suit. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

Section 5.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Common Stock

Section 6.1 Certificates. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 6.2 Transfers of Stock. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, properly endorsed. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the GCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 Stockholder Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be at the close of business on the day on which the first written consent is expressed by the filing thereof with the Corporation as provided in Section 2.8 of these Bylaws, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to give such consent, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

## ARTICLE VII

### Seal

Section 7.1 Seal. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

## ARTICLE VIII

### Waiver Of Notice

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the GCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

## ARTICLE IX

### Checks, Notes, Drafts, Etc.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

## ARTICLE X

### Amendments

Section 10.1 Amendments. These Bylaws or any of them may be altered or repealed, and new Bylaws may be adopted, by the stockholders by vote at a meeting or by written consent without a meeting. The Board of Directors shall also have power, by a majority vote of the Whole Board, to alter or repeal any of these Bylaws, and to adopt new Bylaws.

# CERTIFICATE OF INCORPORATION

# OF

# ETC ACQUISITION CORP.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

FIRST: The name of the corporation is ETC Acquisition Corp. (hereinafter referred to as the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (hereinafter referred to as the "GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of common stock, par value $0.01 per share.

FIFTH: The directors shall have power to adopt, amend or repeal Bylaws of the Corporation, except as may otherwise be provided in the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot, except as may otherwise be provided in the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the incorporator is James Clark c/o Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005.

WITNESS my signature this 2nd day of April, 2002.



James E. Clark
Sole Incorporator

NY1:#3297029v1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 PM 04/02/2002
020212607 - 3509770

# *Delaware*



*The First State*

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ETC ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SECOND DAY OF APRIL, A.D. 2002, AT 6 O'CLOCK P.M.*


SECRETARY'S OFFICE
1793
DELAWARE
1833



Jeffrey W. Bullock, Secretary of State

*3509770 8100*

*090246261*

*AUTHENTICATION: 7173266*

*DATE: 03-06-09*

EXECUTION COPY

---

# AMENDED AND RESTATED

# LIMITED LIABILITY COMPANY OPERATING AGREEMENT

# OF

# HANWECK ASSOCIATES, LLC

**Dated as of February 2, 2010**

---

#4846-6204-9284

**TABLE OF CONTENTS**

Page



#4846-6204- 9284

EXHIBITS

**AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**
**OF HANWECK ASSOCIATES, LLC**

This Amended and Restated Limited Liability Company Operating Agreement is made as of February 2, 2010 (the "Effective Date"), by and among Gerald A. Hanweck, Jr. ("Hanweck"), Michael R. Hollingsworth ("Hollingsworth"), and International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE Holdings"), and all other Persons who become parties hereto as Members of Hanweck Associates, LLC, a New York limited liability company (the "Company"), in accordance with the terms hereof. Capitalized terms used herein but not otherwise defined shall have their meanings set forth in Section 1.1.

**Recitals**

WHEREAS, on November 25, 2003, Hanweck formed the Company as a limited liability company pursuant to the LLC Law, by causing to be filed the Articles of Organization with the office of the Secretary of State of the State of New York;

WHEREAS, Hanweck and Hollingsworth entered into an Operating Agreement of the Company, effective as of January 1, 2008 (the "Original Operating Agreement"), setting forth the rights and obligations of the Members;

WHEREAS, the Company and ISE Holdings entered into a Membership Interest Purchase Agreement on the date hereof (the "Purchase Agreement"), pursuant to which ISE Holdings purchased from the Company, and the Company sold to ISE Holdings, a number of Units which represent in the aggregate the Initial Ownership Level (the "Initial Purchased Units") after giving effect to the issuance of such Units, for an aggregate purchase price of $1,250,000 (the "ISE Initial Contribution");

WHEREAS, the Purchase Agreement further provides that (i) ISE Holdings shall purchase from the Company, and the Company shall sell to ISE Holdings, certain additional Units at each of the Year One Closing and the Year Two Closing if it is determined pursuant to the terms of the Purchase Agreement that the Company has met the Year One Performance Target and the Year Two Performance Target, and (ii) ISE Holdings may, at its sole option, purchase from the Company certain additional Units at each of the Year One Closing and the Year Two Closing even if it is determined pursuant to the terms of the Purchase Agreement that the Company has not met the Year One Performance Target or the Year Two Performance Target; and

WHEREAS, the Members desire to amend and restate the Original Operating Agreement in its entirety on the terms and subject to the conditions set forth herein, for purposes of recording their agreement regarding the affairs of the Company and the conduct of its business;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereto hereby agree as follows:

## Article I
## Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"AAA" shall have the meaning set forth in Section 14.8.

"Affiliate" shall have the meaning set forth in Rule 12b -2 under the Exchange Act.

"Agreement" shall mean this amended and restated limited liability company operating agreement, including all exhibits hereto, as amended, restated or supplemented from time to time.

"Annual Budget" shall have the meaning set forth in Section 10.4.

"Arbitrator Panel" shall have the meaning set forth in Section 14.8.

"Articles of Organization" shall mean the articles of organization of the Company filed with the Secretary of State of the State of New York on November 25, 2003, as may be amended or restated from time to time.

"Assignees" shall have the meaning set forth in Section 9.6.

"Associated Businesses" shall have the meaning set forth in Section 6.15(a).

"Bankruptcy" shall have the meaning ascribed thereto in Section 102(d) of the LLC Law.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, 11 U.S.C. § 101 et seq., as amended and in effect from time to time, and any successor statute.

"Base Price" shall have the meaning set forth in Section 5.6(a).

"Board" shall have the meaning set forth in Section 6.1(a).

"Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

"Capital Account" shall mean a capital account maintained for each Member in accordance with the principles and requirements set forth in Section 704(b) of the Code.

"Capital Contribution" shall mean the amount of all capital contributions contributed by a Member in such Member's capacity as such at any point in time, including the additional Capital Contributions, if any, made by ISE Holdings at the Year One Closing and the Year Two Closing on the terms and subject to the conditions set forth in the Purchase Agreement.

"Client" shall have the meaning set forth in Section 6.15(b).

"Code" shall mean the United States Internal Revenue Code of 1986, as amended and in effect from time to time, and any successor statute.

"Company" shall have the meaning set forth in the Preamble.

"Company's business" shall mean the business of the Company and its subsidiaries.

"Compelled Members" shall have the meaning set forth in Section 5.3(a).

"Compellors" shall have the meaning set forth in Section 5.3(a).

"Confidential Information" shall have the meaning set forth in Section 6.15(a).

"Controlling Units" shall have the meaning set forth in Section 5.3(a).

"Conversion" shall have the meaning set forth in Section 6.18(a).

"Covered Persons" shall have the meaning set forth in Section 14.1(a).

"Dilutive Issuance" shall have the meaning set forth in Section 5.6(a).

"Dilutive Price" shall have the meaning set forth in Section 5.6(a).

"D&O Insurance Policy" shall have the meaning set forth in Section 12.1(f).

"Disability" shall mean the inability of any Person to exercise his or her rights or fulfill his or her obligations under this Agreement on account of physical or mental illness or incapacity for a period of sixty (60) calendar days, whether or not consecutive, as a result of a condition that is expected to result in a total or permanent disability, as determined in good faith by the Board.

"Distributable Cash" shall have the meaning set forth in Section 7.1.

"Drag-Along Notice" shall have the meaning set forth in Section 5.3(b).

"Drag-Along Sale" shall have the meaning set forth in Section 5.3(a).

"Effective Date" shall have the meaning set forth in the Preamble.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Excluded Units" shall have the meaning set forth in Section 5.5(e).

"Exempt Person" shall have the meaning set forth in Section 6.14(b).

"Exercise Notice" shall have the meaning set forth in Section 5.2(d).

"Expiration Date" shall have the meaning set forth in Section 5.4(a).

"Fair Market Value" shall mean: (i) in the case of publicly traded securities, the average of their last sales prices on the appli cable trading exchange or quotation system on each trading day during the five trading day period ending on such specified date, or (ii) in the case of any other property, the fair market value of such property, as determined on a reasonable basis and in g ood faith by the Board, subject, in the case of Capital Contributions, to the second sentence of Section 4.1(c).

"Fiscal Year" shall mean the calendar year.

"Hanweck" shall have the meaning set forth in the Recitals.

"Hollingsworth" shall have the meaning set forth in the Recitals.

"Immediate Family" shall have the meaning set forth in Section 5.8.

"Individual Additional Capital Contribution" shall have the meaning set forth in Section 4.2(b).

"Initial Ownership Level" shall have the meaning set forth in t he Purchase Agreement.

"Initial Public Offering" shall mean the first registered offering of shares of capital stock of the Company or any successor to the Company (whether by merger, conversion, the transfer of all or substantially all of the assets of th e Company or otherwise), or a subsidiary of the Company, as the case may be, under the Securities Act pursuant to an effective registration statement .

"Initial Purchased Interests" shall have the meaning set forth in the Recitals.

"Intellectual Property" shall have the meaning set forth in Section 6.15(b).

"IRS" shall have the meaning set forth in Section 6.17(b).

"ISE Holdings" shall have the meaning set forth in the Recitals.

"ISE Initial Contribution" shall have the meaning set forth in the Recitals.

"Issuance Period" shall have the meaning set forth in Section 5.5(d).

"Issued Price" shall have the meaning set forth in Section 5.5(a).

"Issued Terms" shall have the meaning set forth in Section 5.5(a).

"Issued Units" shall have the meaning set forth in Section 5.5(a).

"Liquidator" shall have the meaning set forth in Section 11.2(b).

"LLC Law" shall mean the New York Limited Liability Company Law, as amended and in effect from time to time, and any successor statute.

"Manager" shall have the meaning set forth in Section 6.1(a).

"Member" shall mean any Person (i) executing this Agreement as a member of the Company as of the Effective Date, or (ii) hereafter admitted to the Company as an additional member of the Company as provided in this Agreement, each in its or his or her capacity as a member of the Company, and shall have the same meaning as the term "member" under the LLC Law, but does not include any Person who has ceased to be a member of the Company.

"Member BFO" shall have the meaning set forth in Section 5.2(a).

"New York Arbitration Act" shall have the meaning set forth in Section 12.8.

"Non-recourse Debt" shall mean a non-recourse liability as defined in Treasury Regulation § 1.752-1(a)(2).

"Non-Selling Member Option Period" shall have the meaning set forth in Section 5.2(b).

"Non-Selling Members" shall have the meaning set forth in Section 5.2(a).

"NY UCC" shall have the meaning set forth in Section 3.4.

"Offered Price" shall have the meaning set forth in Section 5.2(a).

"Offered Terms" shall have the meaning set forth in Section 5.2(a).

"Offered Units" shall have the meaning set forth in Section 5.2(a).

"Original Operating Agreement" shall have the meaning set forth in the Recitals.

"Other Indemnitors" shall have the meaning set forth in Section 12.1(g).

"Other State UCC" shall have the meaning set forth in Section 3.4.

"Outstanding Units" shall mean the total number of Units outstanding at any time, excluding any Units, prior to their issuance, that may be issued to ISE Holdings on each Subsequent Closing Date or to any other Person as contemplated by the Purchase Agreement.

"Percentage Interest" shall mean, with respect to a Member, the ratio of the number of Units held by the Member (but not including any Units, prior to their issuance, that may be issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement) to the total of all of the Outstanding Units, expressed as a percentage.

"Person" shall mean any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

"Potential Purchaser" shall have the meaning set forth in Section 5.2(a).

"Purchase Agreement" shall have the meaning set forth in the Recitals.

"Purchase Period" shall have the meaning set forth in Section 5.5(b).

"Purchase Right" shall have the meaning set forth in Section 5.5(b).

"Purchase Right Notice" shall have the meaning set forth in Section 5.5(a).

"Redomestication" shall have the meaning set forth in Section 6.18(a).

"Remaining Issued Units" shall have the meaning set forth in Section 5.5(d).

"Representatives" shall have the meaning set forth in Section 6.14(a).

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"Selling Member" shall have the meaning set forth in Section 5.2(a).

"Selling Notice" shall have the meaning set forth in Section 5.2(a).

"Specified Transferee" shall mean with respect to any Member, as applicable, (i) any Affiliate of such Member, (ii) any transferee of such Member pursuant to Section 5.8, (iii) any Person that acquires substantially all of the assets of such Member, so long as such Member has, immediately prior to such acquisition, material assets and/or operations other than such Member's Units, and (iv) any Person that, through a merger, consolidation, recapitalization, sale of equity interests or other transaction or series of transactions involving such Member, owns in the surviving entity after the closing of such transaction a majority of the outstanding equity interests when such Person did not own a majority of the equity interests in such Member immediately prior to such transaction, so long as such Member or the other Affiliates of such Member involved in such transactions and which such Person controls after the closing had material assets and/or operations other than such Member's Units immediately prior to such closing.

"Subsequent Closing Date" shall have the meaning set forth in the Purchase Agreement.

"Surviving Corporation Shares" shall have the meaning set forth in Section 6.18(b).

"Tag-Along Member" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Notice" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Sale" shall have the meaning set forth in Section 5.4(a).

"Tag-Along Units" shall have the meaning set forth in Section 5.4(b).

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean the product of (a) the taxable income (for U.S. federal income tax purposes) of the Company determined without regard to any adjustments under §743 of the Code or as a result of the application of §704 of the Code with respect to any variation between the Fair Market Value and tax basis of any assets at the time such assets were contributed to the Company and (b) the Member's Percentage Interest.

"Tax Matters Partner" shall have the meaning set forth in Section 6.17(a).

"Tax Rate" of a Member for a Fiscal Year or other period shall mean the highest effective marginal combined United States federal, state and local income tax rate applicable during such Fiscal Year to a corporation doing business exclusively in New York City or an individual, as the case may be, giving proper effect to the federal deduction for state and local income taxes.

"Transfer" shall mean, (i) when used as a verb, to sell, transfer, assign, encumber or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (ii) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance or other disposition by operation of law or otherwise.

"Units" shall mean the units of interest in the ownership and profits and losses of the Company, and such Member's right to receive distributions from the Company in its or his or her capacity as a Member.

"Unrestricted Period" shall have the meaning set forth in Section 5.2(d).

"Using Member" shall have the meaning set forth in Section 9.10(a).

"Vendor" shall have the meaning set forth in Section 6.15(b).

"Withdrawal" shall have the meaning set forth in Section 9.6.

"Withdrawing Member" shall have the meaning set forth in Section 9.6.

"Year One Closing" shall have the meaning set forth in the Purchase Agreement.

"Year One Performance Target" shall have the meaning set forth in the Purchase Agreement.

"Year Two Closing" shall have the meaning set forth in the Purchase Agreement.

"Year Two Performance Target" shall have the meaning set forth in the Purchase Agreement.

1.2 Rules of Construction. Unless the context otherwise requires, definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All section, subsection, clause and exhibit references not attributed to a particular document shall be references to such parts of this Agreement.

1.3 Effectiveness. This Agreement shall become effective on the Effective Date and shall continue until terminated in accordance with its terms.

## Article II
## Organization

2.1 Name. The name of the Company shall be Hanweck Associates, LLC, and the business of the Company shall be conducted under the name "Hanweck Associates, LLC" .

2.2 Purpose. The purpose of the Company is to (a) provide specialized risk management solutions to financial institutions and (b) engage in any other business or activity in which a limited liability company organized under the laws of the State of New York may lawfully engage. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and to operate its business as described herein.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the LLC Law to be maintained in the State of New York shall be at 61 Broadway, New York, NY 10006, or such other registered office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the LLC Law. The registered agent of the Company required by the LLC Law to be maintained in the State of New York shall be Gerald A. Hanweck, Jr., at 61 Broadway, New York, NY 10006, or such other Person or Persons as the Board may designate from time to time in the manner provided by the LLC Law. The principal office of the Company on the Effective Date is 61 Broadway, New York, NY 10006, and the Company shall maintain there the records required to be maintained under Section 1 102(a) of the LLC Law. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of New York.

2.4 Intent. The Members intend that (a) the Company shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes) within the United States and the Members be treated as partners for United States federal income tax purposes (and to the extent possible, for state income tax purposes), and (b) the Company, to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code. Neither the Company nor any Member shall take any action or fail to take any action (including the making of, or failure to make, appropriate tax elections) inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of such Member for all purposes. All real and other property owned by the Company shall be deemed property of the Company that is owned by the Company as an entity, and no Member shall own such property in an individual capacity. No Member shall be entitled to interest on or with respect to any Capital Contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's Capital Contribution or to receive distributions from the Company.

2.6 Limited Liability. Except as otherwise expressly required by the LLC Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither any Member nor any Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager of the Company.

## Article III
## Equity Interests

3.1 The Units. The Company's equity interests shall be represented by the Units. All Units are identical to each other and accord the holders thereof the same obligations, rights, and privileges as are accorded to each other holder thereof. The Units are not represented by certificates.

3.2 Issuance of Additional Units to ISE Holdings. On each Subsequent Closing Date, the Board shall amend Exhibit A attached hereto to reflect the revised Percentage Interests of ISE Holdings and the other Members, taking into account the issuance and sale of additional Units to ISE Holdings on each such Subsequent Closing Date in accordance with the Purchase Agreement.

3.3 Employee Incentive Pool. The Board may issue, from time to time, in the aggregate up to 10% of the equity interests in the Company outstanding as of the forty-fifth (45th) day after the Effective Date (which shall be equitably adjusted to give effect to any Unit split, reverse split or similar reclassifications of the Units), which may be in the form of phantom interests or synthetic Units, to one or more employees of the Company and on such terms and conditions, and subject to such restrictions, if any, as may be determined by the Board in its sole discretion.

3.4 Article 8 Opt-In. Each limited liability company interest in the Company (including each Unit) shall constitute a "security" within the meaning of, and be governed by, (a) Article 8 of the Uniform Commercial Code (including Section 8 -102(a)(15) thereof) as in effect from time to time in the State of New York (the "NY UCC") and (b) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform S tate Laws and approved by the American Bar Association on February 14, 1995 (each, an " Other State UCC"). For all purposes of Article 8 of the NY UCC and any Other State UCC and to the fullest extent permitted by law, the laws of the State of New York shall constitute the local law of the Company in the Company's capacity as the issuer of Units.

3.5 Transfer Books. The Company shall maintain books for the purpose of registering the Transfer of Units, and, upon any Transfer of Units, the Company shall notify the registered owner of any applicable restrictions on the Transfer of Units. If Units are represented by certificates, in connection with a Transfer in accordance with this Agreement of any certificated Units, the endorsed certificate(s) evidencing the U nits shall be delivered to the Company for cancellation, and the Company shall thereupon issue a new certificate to the transferee evidencing the Units that were Transferred and, if applicable, the Company shall issue a new certificate to the transferor ev idencing any Units registered in the name of the transferor that were not Transferred.

3.6 Certificate Signature. If Units are represented by certificates, each such certificate shall be executed by manual or facsimile signature of an officer on behalf of th e Company.

## Article IV
## Contributions of Members

4.1 Capital Contributions.

(a) ISE Holdings is making an initial Capital Contribution on the Effective Date in the amount of the ISE Initial Contribution, which amount shall be set forth opposite its name on Exhibit B attached hereto. Each other Member has made Capital Contributions to the Company as set forth opposite such Member's name on Exhibit B attached hereto. In addition, each Member's Capital Account is set forth opposite such Member's name on Exhibit B, as amended from time to time in accordance with Section 12.2(b).

(b) The number of Units held by (excluding any Units that may be issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement), and Percentage Interest of, each Membe r is set forth on Exhibit A, as amended from time to time in accordance with Section 12.2(b).

(c) The value assigned to any Capital Contribution shall be equal to the amount of cash and the Fair Market Value of all other assets, services and/or properties contributed by such Member. In the event of any dispute as to the Fair Market Value of any Capital Contribution made through the provision of services or the contribution of assets or property, the Fair Market Value of such Capital Contribution shall be fin ally determined by nationally recognized, independent certified public accountants chosen by the Board that have no current business relationship with any of the disputing Members or the Company, or as the Members shall otherwise agree.

## Article V
## Transferability

5.1 Transfer Generally.

(a) No Member shall be permitted to Transfer all or any portion of such Member's Units except in compliance with this Article V. For the avoidance of doubt, Transfers of Units to a Specified Transferee of a Member shall not be subject t o Section 5.2, 5.4 or 5.7.

(b) In the event that prior to the Year Two Closing ISE Holdings Transfers (i) all of its Units to any Person in accordance with this Article V, such transferee shall be required to assume ISE Holdings' rights and obligations to purchase additional Units, if any, as contemplated by the Purchase Agreement, or (ii) less than all of its Units in accordance with this Article V, ISE Holdings' obligations to purchase additional Units, if any , as contemplated by the Purchase Agreement shall not be affected by such Transfer.

5.2 Right of First Refusal.

(a) Subject to Section 6.7(a)(8), if a Member receives a bona fide written offer (a "Member BFO") to purchase Units (whether solicited or unsolicited) from any Person other than a Specified Transferee (a "Potential Purchaser"), and such Member desires to Transfer all or a portion of such Member's Units to such Potential Purchaser, such Member (the " Selling Member") shall first deliver written notice of such Member's desire to do so (the "Selling Notice") to the Company and each other Member (the "Non-Selling Members"), together with any letter of intent or similar document evidencing such written offer. The Selling Notice must specify: (i) the Selling Member's bona fide intention to Transfer the Un its, (ii) the number of Units that the Selling Member proposes to Transfer (the " Offered Units"), (iii) the proposed consideration per Offered Unit (expressed as a value in cash, the " Offered Price") for which the Selling Member proposes to Transfer the Offered Units, (iv) the identity of the Potential Purchaser, and (v) all other material terms and conditions of the proposed transaction (the "Offered Terms"). Each Notice shall constitute an irrevocable and binding offer by the Selling Member to Transfer the Offered Units in accordance with the Selling Notice and this Section 5.2.

(b) The Company shall have the option to purchase all or a portion of the Offered Units for the Offered Price and on the Offered Terms. The Company must exercise such option, if it so desires, no later than thirty (30) calendar days after the Selling Notice has been delivered to it in accordance with Section 5.2(a) (the "Company Option Period") by written notice to the Selling Member. Any written notice delivered by the Company to the Selling Member exercising the option set forth under this Section 5.2(b) shall constitute an irrevocable commitment by the Company to purchase the number of Offered Units for which the Company has indicated its intention to purchase in such written not ice in accordance with the Selling Notice and this Section 5.2. If the Company fails to provide such written notice to the Selling Member prior to the expiration of the Company Option Period, then the Company shall forfeit its right to purchase any of the Offered Units.

(c) If the Company does not elect to purchase all of the Offered Units, then the Company shall, no later than the last calendar day of the Company Option Period, deliver written notice to the Non-Selling Members (the "Non-Selling Member Notice") specifying the number, if any, of Offered Units that it does not intend to purchase (the " Remaining Units").

(d) Each Non-Selling Member shall have an option to purchase (i) such Non - Selling Member's pro rata portion of the aggregate number of the Remaining Units, based on the ratio of the number of Units owned by such Non -Selling Member to the total number of Units owned by all Non-Selling Members, and (ii) such Non -Selling Member's pro rata portion of any Remaining Units not purchased by other Non -Selling Members, based on the ratio of the number of Units owned by such Non-Selling Member to the total number of Units owned by all Non - Selling Members who have elected to purchase the Remaining Units described in clause (i), for the Offered Price and on the Offered Terms. Such option must be exercised by each Non -Selling Member within thirty (30) calendar days from the earlier of (i) the date of delivery of the Non - Selling Member Notice and (ii) the expiration of the Company Option Period (the " Non-Selling Member Option Period"), by delivery by such Non -Selling Member of a written notice (the "Exercise Notice") to the Selling Member and the Company, which shall state the number of Remaining Units that such Non-Selling Member intends to purchase (including such N on-Selling Member's pro rata portion of any Remaining Units not purchased by other Non -Selling Members), and shall include a representation that such Non -Selling Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. S uch written notice shall constitute an irrevocable and binding commitment by such Non -Selling Member to purchase the number of Remaining Units specified therein in accordance with the terms set forth in the Selling Notice and this Section 5.2. During the Non-Selling Member Option Period, the Company shall provide access to such Non -Selling Member to assist such Non -Selling Member in determining whether to exercise such option.

(e) If a Non-Selling Member fails to exercise such Member's option prior to the expiration of the Non -Selling Member Option Period or fails to purchase in full such Member's pro rata portion of the aggregate number of Remaining Units, then such Non -Selling Member shall forfeit such Member's right to purchase any of the Remaining Uni ts.

(f) Notwithstanding anything to the contrary herein, if the consideration to be provided pursuant to the Member BFO is other than for all cash, the right to purchase the Offered Units hereunder may be exercisable in cash at the Fair Market Value of the sec urities or other property which constitute the Member BFO.

(g) Upon the expiration of the Non -Selling Member Option Period, subject to Section 5.4, the Selling Member shall have the right, exercisable for a period of forty five (45) calendar days from the expi ration of the Non-Selling Member Option Period (the "Unrestricted Period"), to Transfer the remaining Offered Units to any Person for a price per Offered Unit that is not less than the Offered Price and on material terms and conditions that are not more favorable to such Person than the Offered Terms; provided, that a Selling Member shall be deemed to have Transferred the remaining Offered Units during the Unrestricted Period if such Member, during the Unrestricted Period, has irrevocably entered into a bon a fide binding agreement to Transfer the remaining Offered Units to any Person; provided, further, that the closing of such Transfer must occur within forty five (45) calendar days following the execution of such bona fide binding agreement. If the Sellin g Member ever wishes to Transfer the remaining Offered Units for a price per Offered Unit that is less than the Offered Price or on material terms and conditions that are more favorable than the Offered Terms, or if the Selling Member wishes to Transfer th e remaining Offered Units following the expiration of the Unrestricted Period, the Selling Member shall be required to first comply with this Section 5.2 anew.

(h) This Section 5.2 shall terminate effective as of, and shall not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.3 Drag-Along Right.

(a) If Members owning at least 60% of the Outstanding Units (the "Compellors") propose to (i) sell for value all Units held by them (the " Controlling Units"), whether by a sale of Units or a merger or consolidation involving the Company, or (ii) cause the Company to sell all or substantially all of the assets of the Company (each such transaction, a "Drag-Along Sale"), in each case to a Potential Purchaser, but only in the event that the Company and the Non-Selling Members elect not to exercise their right to purchase all of the Offered Units pursuant to Section 5.2, the Compellors may, at their option, require the Non-Selling Members (the "Compelled Members") to (x) sell all Units owned or held by them, or (y) consent to such asset sale pursuant to Section 6.7(b)(1), as the case may be, to the Potential Purchaser for the same consideration and otherwise on the same terms and conditions upon which the Compellors agreed to enter into the Drag-Along Sale, subject to this Section 5.3.

(b) The Compellors shall provide a written notice (the " Drag-Along Notice") of such Drag-Along Sale to each of the Compelled Members, with a copy to the Company, not later than the date of acceptance of the Drag-Along Sale by the Potential Purchaser. The Drag-Along Notice shall contain written notice of the exercise of the rights of the Compellors pursuant to Section 5.3(a), setting forth the applicable consideration to be paid by the Potential Purchaser and all other material terms and conditions of the Drag-Along Sale, as well as a copy of any letter of intent or similar document providing for the Drag-Along Sale, if available. Within ten (10) Business Days following the date the Drag -Along Notice is given, each of the Comp elled Members shall deliver to the Compellors either (i) a special irrevocable power -of-attorney authorizing the Compellors, on behalf of such Compelled Member, to sell or otherwise dispose of such Compelled Member's Units, or (ii) a signed written consent approving an asset sale, as applicable, in each case pursuant to the terms of such Drag-Along Sale and such power-of-attorney or written consent, as the case may be, shall further authorize the Compellors to take all such actions as shall be necessary or appropriate in order to consummate the Drag-Along Sale.

(c) Promptly after the consummation of the Drag-Along Sale, but in no event more than two (2) Business Days thereafter, the Compellors shall remit to each Compelled

Member the total consideration due such Compelled Member in respect of the Units held by such Compelled Member prior to the Drag-Along Sale, less a pro rata portion of any amounts to be held in escrow or subject to an earn-out or similar provision and of the expenses (including, without limitation, reasonable legal expenses) incurred by the Compellors in connection with such sale.

(d) If, at the end of the ninety (90)-day period following the giving of the Drag-Along Notice, the Compellors shall not have completed the Drag-Along Sale, then no Member shall have any obligation with respect to such Drag-Along Sale; provided, that the provisions of this Section 5.3 shall apply to any subsequent Drag-Along Sale.

(e) Except as expressly provided in this Section 5.3, the Compellors shall have no obligation to any Compelled Member to consummate any Drag-Along Sale (it being understood that any and all such decisions shall be made by the Compellors in their sole discretion). In the event that the Drag-Along Sale is not consummated by the Compellors, the Compelled Members shall not be entitled to sell or otherwise dispose of Units directly to any third party or parties pursuant to such Drag-Along Sale (it being understood that all such sales and other dispositions shall be made only on the terms and pursuant to the procedures set forth in this Article V).

(f) In furtherance of, and not in limitation of the foregoing, in connection with any Drag-Along Sale, each Member will (i) to the fullest extent permitted by law, raise no objections in its or his or her capacity as a Member against the Drag-Along Sale or the process pursuant to which it was arranged, and (ii) execute all documents containing such terms and conditions as those executed by other Members that are reasonably necessary to effect the transaction; provided, however, that no Compelled Member shall be required to enter into a non-compete or non-solicitation or no-hire provision, an exclusivity provision, a provision providing for the licensing of intellectual property or the delivery of any products or services, including support arrangements, or any other provision that is not a strictly financial term related directly to such Drag-Along Sale, provided further, that if the Drag-Along Sale is a sale of Units, (A) the liability of the Members shall be several and not joint, (B) no Compelled Member shall have any liability to the Company or any other Member for any breaches of the representations, warranties or covenants of any other Member, (C) any obligations of a Compelled Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among the Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by such Compelled Member in such transaction, (D) no Compelled Member shall be required to make any representations or warranties or covenants in connection with such transaction except, as applicable, with respect to (1) such Compelled Member's ownership of such Compelled Member's Units, (2) subject to the provisions of clauses (B) and (C) above, customary security holder indemnities for breaches of such Compelled Member's representations, warranties and covenants, (3) such Compelled Member's ability to convey title to such Compelled Member's Units free and clear of liens, (4) such Compelled Member's ability to enter into the transaction and such Compelled Member's power and authority or capacity, as applicable, and (5) customary and reasonable covenants regarding confidentiality, publicity and similar matters, (E) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (F) if the form of consideration to be received by any Compelled Member is other than cash, such Compelled Member shall have the right to receive cash at the Fair Market V alue of such other consideration.

(g) Notwithstanding anything in this Section 5.3 to the contrary, if the Compellors or any of their respective Representatives, directly or indirectly, receive any consideration from the Potential Purchaser or any of the Potential Purchaser's Affiliates in connection with a Drag-Along Sale other than (i) the consideration that is received by all the Members on a pro rata basis as part of the Drag-Along Sale, and (ii) consideration that is received by any Member for bona fide se rvices rendered to the Company following the closing of a Drag-Along Sale, then the Compellors shall cause each of the Compelled Members to receive their pro rata share, determined by reference to the respective amounts of consideration otherwise payable to each Member (including the Compellors) as part of the Drag-Along Sale, of such securities or other cash consideration.

(h) This Section 5.3 shall terminate effective as of, and not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.4 Tag-Along Right.

(a) If any Selling Member proposes to Transfer to a Potential Purchaser a number of Units representing more than 30% of the Outstanding Units (such Transfer, a "Tag-Along Sale"), and the Company and the Non-Selling Members elect not to exerci se their right to purchase all of the Offered Units pursuant to Section 5.2, then each Non-Selling Member (the "Tag-Along Members") shall have the option, exercisable in his or its sole discretion, to participate in the Tag-Along Sale at the Offered Price and on the Offered Terms set forth in the Selling Notice, by providing written notice (the "Tag-Along Notice") to the Selling Member on or before the thirtieth ($30^{th}$) calendar day following the expiration of the Non-Selling Member Option Period (the "Expiration Date"). Each Tag-Along Member shall be entitled to include in the Tag-Along Sale each such Tag-Along Member's pro rata portion (the "Tag-Along Units"), determined by multiplying the total number of Units owned by such Tag -Along Member by a fraction, the numerator of which is the number of Units proposed to be transferred by the Selling Member and the denominator of which is the total number of Units owned by the Selling Member.

(b) Upon receipt of any Tag-Along Notice from a Tag-Along Member, the Selling Member shall cause the Potential Purchaser to purchase from such Tag -Along Member the Tag-Along Units. If the aggregate number of Units proposed to be Transferred by the Selling Member and all Tag-Along Members exceed the number of Units the Potential Purchaser is willing to purchase, then each of the Selling Member and the Tag -Along Members shall reduce, to the extent necessary, the number of Units to be Transferred by such Member pursuant to this Section 5.4 on a pro rata basis. At the time of consum mation of the Tag-Along Sale, the Selling Member shall cause the Potential Purchaser to remit directly to each such Tag - Along Member that portion of the sale proceeds to which such Tag -Along Member is entitled by reason of such Tag-Along Member's participation in the Tag-Along Sale.

(c) In furtherance, and not in limitation, of the foregoing, in connection with any Tag-Along Sale, each Tag-Along Member will execute all documents containing such terms and conditions as those executed by the Selling Member that a re reasonably necessary to effect the transaction; provided, however, that (A) the liability of the Selling Member and the Tag-Along Members shall be several and not joint, (B) no Selling Member or Tag -Along Member shall have any liability to the Company o r any other Member for any breaches of the representations, warranties or covenants of any other Member, (C) any obligations of the Selling Member or any Tag-Along Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among such Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by each such Member in such transaction, (D) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (E) if the form of consideration to be received by the Selling Member is other than cash, such Tag-Along Member shall have the right to receive cash at the Fair Market Valuc of such other consideration.

(d) If a Tag-Along Member fails to deliver a Tag-Along Notice before the Expiration Date, then such Tag-Along Member shall forfeit the right to participate in such Tag-Along Sale. The Selling Member shall have forty five (45) calendar days after the Expiration Date to consummate the proposed transaction identified in the Tag-Along Notice at the Offered Price and on the Offered Terms set forth in such Tag -Along Notice, provided, that the Selling Member shall be deemed to have sold such Selling Member's Units pursuant to Section 5.4(a) during such forty five (45) day period if such Member, during such period, has irrevocably entered into a bona fide binding agreement to sell such Units to a Potential Purchaser, provided further, that the closing of such Transfer must occur within forty five (45) c alendar days following the execution of such bona fide binding agreement. If the Selling Member ever wishes to Transfer such Units for a price per Unit that is less than the Offered Price or on material terms and conditions that are more favorable to the Potential Purchaser than the Offered Terms, or if the Selling Member wishes to Transfer such Units following the expiration of such forty five (45)-calendar day period, the Selling Member shall be required to first comply with Section 5.2 and this Section 5.4 anew.

(e) This Section 5.4 shall terminate effective as of, and not apply to Transfers of Units made pursuant to, the Initial Public Offering.

5.5 Purchase Right.

(a) Subject to Section 6.7(b)(2), if the Company proposes to issue or sell any Units (including any securities exchangeable or exercisable for, or convertible into, Units) , other than Excluded Units, the Company shall first deliver written notice of its proposal to do so (the "Purchase Right Notice") to each of the Members. The Purchase Right Notice must: (i) identify the name and address of each Person (if known) to which the Company proposes to issue or sell Units, (ii) specify the number of Units (other than Excluded Units) that the Company proposes to issue or sell (the "Issued Units"), (iii) describe the consideration per Unit for the Issued Units (expressed as a value in cash, the "Issued Price"), (iv) describe the material terms and conditions upon which the Company proposes to issue or sell the Issued Units (the "Issued Terms"), and (v) irrevocably offer to issue or sell to the Members the Issued Units for the Issued Price and on the Issued Terms in accordance with this Section 5.5(a).

(b) Each Member shall have an option, exercisable for a period of forty five (45) calendar days from the date of delivery of the Purchase Right Notice (the "Purchase Period"), to purchase (i) such Member's pro rata portion of the Issued Units, based on the ratio of the number of Units owned by such Member to the total number of Units owned by all Members and (ii) such Member's pro rata portion of any Issued Units not purchased by the other Members pursuant to clause (i), based on the ratio of the number of Units owned by such Member to the total number of Units owned by all Members who have elected to purchase the Issued Units pursuant to clause (i), for the Issued Price and on the Issued Terms; provided that if only one Member elects to purchase the Issued Units pursuant to this Section 5.5(b), then such Member shall be entitled to purchase 100% of the Issued Units (the "Purchase Right"). Each Member shall exercise its Purchase Right by delivering a written notice within such forty five (45)-day period to the Company, which written notice shall include a representation letter certifying that such Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Such written notice shall constitute an irrevocable commitment by such Member to purchase the number of Issued Units set forth in such notice in accordance with the Purchase Right Notice and this Section 5.5. Notwithstanding anything to the contrary herein, if the consideration per Unit for the Issued Units is other than for all cash, the Purchase Right hereunder may be exercisable in cash at the Fair Market Value of the securities or other property that constitute such consideration.

(c) If any Member does not timely exercise its Purchase Right or fails to purchase all of the Issued Units set forth in its written notice to the Company during the Purchase Period, then such Member's Purchase Right shall terminate and the other Members shall be entitled to purchase such Issued Units in accordance with Section 5.5(b)(ii).

(d) Upon the expiration of the Purchase Period, the Company shall have the right, exercisable for a period of forty five (45) calendar days from the end of the Purchase Period (the "Issuance Period"), to issue or sell any remaining Issued Units (the "Remaining Issued Units") to any Person for a price per Unit that is not less than the Issued Price and on material terms and conditions that are not more favorable to such other Person than the Issued Terms; provided, that the Company shall be deemed to have issued or sold Remaining Issued Units during the Issuance Period if it, during the Issuance Period, has irrevocably entered into a bona fide binding agreement to issue or sell the Remaining Issued Units to any Person, and provided further, that the closing of such Transfer must occur within forty five (45) calendar days following the execution of such bona fide binding agreement. If the Company ever wishes to issue or sell the Remaining Issued Units for a price per Unit that is less than the Issued Price or on material terms and conditions that are more favorable to the Person to whom the Remaining Issued Units are to be issued or sold than the Issued Terms, or if the Company wishes to issue or sell the Remaining Issued Units following the expiration of the Issuance Period, the Company shall be required first to comply with this Section 5.5 anew.

(e) The Purchase Rights established by this Section 5.5 shall have no application to any of the following issuances (collectively, the "Excluded Units"):

(1) Units issued in connection with any Unit split, Unit dividend, Unit division or recapitalization by the Company, pursuant to which all holders of Units are treated similarly;

(2) Interests or rights issued to any employee of the Company pursuant to Section 3.3;

(3) Units issued pursuant to the Initial Public Offering;

(4) Units issued to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement;

(5) Units issued for consideration other than cash in connection with business or asset acquisitions, mergers or strategic partnerships or alliances approved by the Managers pursuant to Section 6.7, provided that the number of Units to be issued pursuant to this Section 5.5(e)(5) shall not exceed ten (10%) percent of the Outstanding Units at such time;

(6) Any Units issued in connection with the redomestication of the Company from New York; or

(7) The sale of additional Units pursuant to and in accordance with Section 4.5 of the Purchase Agreement.

(f) This Section 5.5 shall terminate effective as of the Initial Public Offering.

5.6 Anti-Dilution Protection.

(a) If after the Effective Date, the Company issues or sells any Units (other than Excluded Units) or any securities exercisable or exchangeable for, or convertible into, any Units or any rights therefor as referred to in Section 5.6(b) to any Person other than ISE Holdings for a consideration per Unit (the amount of such consideration per Unit, the "Dilutive Price" and the issuance of such Units at a Dilutive Price being referred to herein as a " Dilutive Issuance") less than the applicable consideration per Unit paid by ISE Holdings for the Units issued to ISE Holdings at such time (such applicable consideration per Unit, the "Base Price"), then immediately upon such issuance or sale, each Unit then owned by ISE Holdings issued at a Base Price that exceeds the Dilutive Price shall automatically be converted into the number of Units (AU) determined in accordance with the following formula:

$$AU = 1 \text{ multiplied by } \frac{OU + IU}{OU + DU}$$

Where:

AU = The adjusted number of Units;
OU = The total number of Units outstanding immediately prior to the Dilutive Issuance;
IU = The total number of Units issued in the Dilutive Issuance; and

DU = The total number of Units that would have been issued in the Dilutive Issuance in exchange for the total issuance price paid in such Dilutive Issuance if such Units had instead been issued at the Base Price.

In addition, immediately upon issuance of any Units to IS E Holdings as contemplated by the Purchase Agreement), such Units will automatically be increased in accordance with the immediately prior sentence of this Section 5.6(a) in respect of any Dilutive Issuances that occurred prior to any such issuance of Units to ISE Holdings.

(b) For the purposes of Section 5.6(a), the following paragraphs shall also be applicable:

(1) If after the Effective Date, the Company grants any rights to subscribe for, or any rights or options to purchase, or securities convertible into, Units, whether or not such rights or options or rights to convert or exchange are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such convertible securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such convertible securities and upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the exercise of such rights or options or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such rights or options) shall be less than the Base Price, then the total maximum number of Units issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such rights or options shall (as of the date of grant of such rights or options) be deemed to have been issued at such time in a Dilutive Issuance.

(2) If after the Effective Date, the Company issues or sells any convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per Unit (determined by dividing (x) the total amount received or receivable by the Company as consideration for the issue or sale of such convertible securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (y) the total maximum number of Units issuable upon the conversion or exchange of all such convertible securities) shall be less than the Base Price, then the total maximum number of Units issuable upon conversion or

exchange of such convertible securities shall (as of the date of the issue or sale of such convertible securities) be deemed to have been issued at such time in a Dilutive Issuance; provided that if any such issuance or sale of such convertible securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such convertible securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of this Section 5.6(b), no further adjustment shall be made pursuant to this Section 5.6(b)(2) by reason of such issuance or sale.

(c) If after the Effective Date, any Units or convertible securities or any rights or options to purchase any such Units or convertible securities shall be issued or sold for (1) cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, or (2) a consideration other than cash, the amount of such consideration received by the Company shall be deemed to be the Fair Market Value of such consideration.

(d) Upon the expiration of any rights to subscribe for, or any rights or options to purchase, Units or any convertible securities, which shall not have been exercised or converted, any adjustments to the number of Units owned by ISE Holdings pursuant to Section 5.6(a), shall, upon such expiration, be recomputed as if the only additional Units issued were the Units, if any, actually issued upon the exercise or conversion of such rights, options or convertible securities and the consideration received therefor was the consideration actually received by the Company for the issuance of all such rights, options or convertible securities, whether or not exercised or converted, plus the consideration actually received by the Company upon such exercise or conversion.

(e) Upon the occurrence of each adjustment pursuant to this Section 5.6, the Company at its expense shall promptly compute such adjustment and furnish to ISE Holdings a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

(f) The Company shall not, by amendment of this Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith carry out all the provision of this Section 5.6 and take all such action as may be necessary or appropriate in order to protect the anti-dilution rights of ISE Holdings under this Section 5.6.

(g) The rights set forth in this Section 5.6 shall terminate effective as of the Initial Public Offering.

5.7 General Restrictions on Transfer; Admission of New Members.

(a) Any Person acquiring one or more Units from the Company or from any Member in accordance with this Agreement shall be admitted to the Company as a Member (i) only following the Members' approval pursuant to Section 6.7(b)(2), as applicable, unless such acquiring Person is a Member as of immediately prior to such acquisition or is a Specified Transferee of a Member, and (ii) upon such Person's (including any Specified Transferee's) agreement in writing to be bound by the terms of this Agreement, to the same extent, and in the same manner, as the Member proposing to Transfer such Units, which writing shall be reasonably satisfactory in form and substance to the Company and shall include the add ress of such transferee to which notices given pursuant to this Agreement may be sent .

(b) Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Units by a Member or issuance of Units by the Company shall be made if such Transfer or issuance (i) would violate any U.S. federal or state securities laws, (ii) would require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (iii) would require the Company to register as an investment adviser under U.S. federal or state securities laws, or (iv) would result in the treatment of the Company as an association taxable as a corporation or a "publicly -traded partnership" for tax purposes.

(c) If any Member purports to Transfer Units to any Perso n in a transaction that would violate the provisions of this Article V, such Transfer shall be void as to such Units that violate the provisions of this Article V, and the Company shall record on the books of the Company the Transfer of only that number of Units (if any) the Transfer of which would not violate the provisions of this Article V and shall treat the remaining Units as owned by the purported transferor for all purposes.

5.8 Estate Planning Transfers. Notwithstanding anything to the contrary conta ined in this Agreement, a Member may Transfer his or her Units for estate planning purposes without complying with Sections 5.2, 5.3 and 5.4, to (i) a trust under which the distribution of the Units may be made only to beneficiaries who are such Member, hi s or her spouse, his or her parents, members of his or her immediate family and/or his or her lineal descendants (collectively, such Member's "Immediate Family"), (ii) a charitable remainder trust, the income from which will be paid to such Member during h is or her life, (iii) a corporation, the shareholders of which are only such Member and/or his or her Immediately Family, or (iv) a partnership or limited liability company, the partners or members of which are only such Member and /or his or her Immediatel y Family. Subject to Section 9.6, Units also may be Transferred by will or as a result of the laws of descent and distribution.

5.9 Record of Unit Holders. The Board shall update Exhibit A of this Agreement from time to time so as to accurately reflect the information contained thereon upon (a) the Withdrawal of a Member, (b) the admission of a new Member, (c) any change in the number of Units owned by a Member, including pursuant to Section 5.6(a), or (d) the issuance of additional Units to ISE Holdings on each Subsequent Closing Date as contemplated by the Purchase Agreement.

## Article VI
## Governance

6.1 Board of Managers.

(a) The Board of Managers of the Company (the "Board") shall consist of the number of managers (the "Managers") determined from time to time as follows: each of ISE Holdings, Hanweck and Hollingsworth shall be entitled to designate one (1) Manager so long as the Percentage Interest of such Member is at least five (5%) percent. Each such Member shall forfeit its or his right to designate one (1) Manager during any period that the Percentage Interest of such Member is less than five (5%) percent, and the size of the Board will be reduced accordingly; provided that if such Member's Percentage Interest again equals or exceeds five (5%) percent, such Member shall regain the right to designate one Manager. Notwithstanding the first sentence of this Section 6.1(a), so long as Hanweck's Percentage Interest exceeds fifty (50%) percent, Hanweck shall be entitled to designate three (3) Managers; provided that if at any time Hanweck's Percentage Interest (i) falls below fifty (50%) percent but is at least forty (40%) percent, Hanweck shall forfeit the right to designate one (1) of the three (3) Managers, or (ii) falls below forty (40%) percent but is at least five (5%) percent, Hanweck shall forfeit the right to designate two (2) of the three (3) Managers; provided, further, that if Hanweck's Percentage Interest (x) again exceeds forty (40%) percent but is below fifty (50%) percent, Hanweck shall regain the right to designate two (2) managers, or (y) again exceeds fifty (50%) percent, Hanweck shall regain the right to designate three (3) managers. Hanweck shall consult in good faith with ISE Holdings on the two (2) additional Managers to be designated by Hanweck from time to time, reasonably in advance of such designation, and consider in good faith ISE Holdings' views on any such potential designees.

(b) Each Manager is hereby designated as a "manager" of the Company within the meaning of the LLC Law.

(c) Each Manager that is designated by a Member shall serve solely in the discretion of such Member and may be replaced only by such Member, in the discretion of such Member from time to time or resulting from the death, Disability, retirement, resignation, disqualification or removal of such Manager. Such Member shall notify the Company and the other Members in writing of such Member's designation of any individual to serve as a Manager or to replace another individual as a Manager. Notwithstanding anything in this Article VI to the contrary, the Board shall have the right to remove any Manager upon the unanimous vote of all Managers (other than the vote of the Manager subject to removal) for cause. A Member whose designated Manager is removed pursuant to this Section 6.1(c) shall have the right to appoint a replacement for such removed Manager.

(d) Notwithstanding anything to the contrary contained in this Section 6.1, no Person may serve as a Manager hereunder if such Person is subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) and if a Manager becomes subject to a "statutory disqualification", such Manager shall be removed from the Board without any further action required by the Board.

6.2 Authority and Duties of the Board.

(a) Authority; Duties. Except as otherwise specifically set forth in this Agreement, the Board acting in accordance with the terms of this Agreement shall have the right, power and authority to oversee the business and affairs of the Company and its subsidiaries and to do all things necessary to manage the business of the Company and its subsidiaries, and the Board is hereby authorized to take any action of any kind and to do anything and everything the

Board deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law; provided, however, the Board shall have no right or authority to create any committee of the Board.

6.3 Subsidiaries. The Company shall act as the sole "manager" (within the meaning of the LLC Law) of each of its subsidiaries.

6.4 Meetings.

(a) The Board may hold regular or special meetings within or outside of the State of New York. Regular or special meetings of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on the Board. The Chief Executive Officer of the Company may call special meetings of the Board on notice of not less than five (5) Business Days to all of the Managers, and shall call special meetings of the Board in accordance with this Section 6.4(a) on the written request of any Manager. Any notice of a special meeting of the Board shall be given in writing to each Manager at the address provided by such Manager to the Board or at such other address that such Manager shall have advised the Company to use for the purpose of delivering notice. Any such notice provided shall be deemed to be given when delivered in accordance with this Section 6.4(a).

(b) Any Manager that is entitled to notice of a meeting of the Board may waive such notice in writing, whether before or after the time of such meeting. Attendance by a Manager at a meeting of the Board shall constitute a waiver of notice of such meeting by such Manager, except when such Manager attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business at such meeting because such meeting is called or convened in violation of this Agreement or any applicable law.

(c) RESERVED

(d) In the event that a Manager is unable to attend or participate in any meeting of the Board, the Member that designated such Manager may appoint an alternate to attend such meetings and to participate in the deliberations of such meetings. Such alternate will be permitted to vote in the place of the absent Manager and will be considered an attendee of any meetings for the purposes of constituting a quorum.

6.5 Quorum; Acts of the Board; Telephonic Meetings.

(a) At all meetings of the Board, a majority of the Managers then serving on the Board and entitled to vote on a matter shall constitute a quorum for the transaction of business by the Board. Each Manager shall have one vote and no Manager shall be entitled to any casting vote. Except as otherwise provided in this Agreement or required by applicable law, the approval of a majority of the Managers present at any meeting of the Board at which there is a quorum shall be required for any act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting from time to time, with notice of the time and place of the adjourned meeting provided to any Manager who is not in attendance at the meeting, until a quorum shall be present. Each Member shall use commercially reasonable efforts to ensure that any Manager designated by such Member attend all meetings of the Board.

(b) Managers may participate in and hold a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transacti on of any business on the ground that the meeting is not lawfully called or convened.

(c) Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if the action is taken in writing (including by electronic transmission) by all of the Managers of the Board who are entitled to vote on such action and the writing or writings are filed with the minutes of proceedings of the Board.

6.6 Chairman. The Board may elect a Chairman of the Board from among the Managers to preside at all meetings of the Board. The Chairman also shall have such other duties, authority and obligations as may be given to him or her by the unanimous approval of all the Managers serving on the Board.

6.7 Board Approval Requirements.

(a) Majority Board Approval. Except as otherwise provided in this Agreement or the LLC Law, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of the Board:

(1) Entering into contractual arrangements over $ 100,000;

(2) Entering into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company of over $100,000, individually, or $250,000, in the aggregate;

(3) Incurring debt, including any guarantee of debt, over $ 100,000;

(4) Making any unbudgeted capital expenditures over $ 100,000;

(5) Changing the auditors or the accounting policies, practices or procedures, other than in accordance with changes in generally accepted accounting principles in the United States of America, of the Company;

(6) Approving or materially amending the Annual Budget pursuant to Section 11.4;

(7) Granting profit participation rights, including pursuant to Section 3.3;

(8) The Transfer of any Units by any Member (other than a Transfer to

a Specified Transferee of such Member or pursuant to Section 5.8), and the admission to the Company of such transferee as a Member; provided that the Manager(s) designated by any such transferring Member shall not be entitled to vote on such matter, and all determinations of the requirements for quorum and voting under Section 6.5 shall be recalculated by disregarding, for purposes of such matter, any Manager(s) that shall not be entitled to vote in respect of such matter pursuant to this Section 6.7(a)(8); and

(9) Agreeing to take any of the foregoing actions.

(b) Special Board Approval Requirements. Except as otherwise provided in this Agreement or the LLC Law, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of the Board, which must include the approval of the Manager designated by ISE Holdings; provided that at any time ISE Holdings ceases to own at least five percent (5%) of the Outstanding Units, the approval of such Manager shall no longer be required for the following actions until such time, if any, as ISE Holdings again owns at least five percent (5%) of the Outstanding Units:

(1) The sale (including any sale pursuant to Section 5.3), merger, consolidation, recapitalization, reorganization, equity exchange or similar transaction of the Company or all or substantially all of the Company's assets;

(2) Creating or issuing any Units, any other equity interest in the Company or any securities convertible into or exchangeable or exercisable for any Units or any other equity interest in the Company, other than pursuant to a Transfer to a Specified Transferee, a transfer pursuant to Sections 3.3 or 5.8 and the Excluded Units, and the admission to the Company of any such acquirer as a Member; provided that if the Manager designated by ISE Holdings does not consent to the issuance and sale of any Units by the Company (other than in connection with an Initial Public Offering) for cash in a bona fide financing transaction for any reason, then ISE Holdings shall purchase such Units on substantially the same terms and conditions granted in such bona fide financing transaction, within thirty (30) days following the Board's vote thereon;

(3) Redeeming or repurchasing any Units or other equity interest in the Company, provided that the Company may redeem or repurchase up to five percent (5%) of the equity interest in the Company in the aggregate owned by former employees as may be determined from time to time in the Board's sole discretion;

(4) The Company's making any distribution in respect of the Units or any other equity interest in the Company;

(5) Entering into a new line of business requiring regulatory approval and/or an investment by the Company over $500,000 in the aggregate, or exiting or materially changing a current line of business of the Company;

(6) Making any loans or advances to, or guaranteeing any indebtedness of, any Member or Manager or any of their Affiliates;

(7) Entering into, or amending or waiving the terms of, any agreement with any Member or Manager or any of their Affiliates other than with respect to the Transfer by a Member of such Member's Units or Percentage Interests;

(8) Undertaking an Initial Public Offering;

(9) Consenting to the appointment of a receiver or administrator over the Company's assets, unless otherwise required by law, or liquidating, dissolving or winding up the business or affairs of the Company; and

(10) Agreeing to take any of the foregoing actions.

6.8 <u>Voting Trusts</u>. Each Member is prohibited from entering into voting trust agreements with respect to such Member's Units.

6.9 <u>Managers as Agents</u>. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers, through the Board and taken in accordance with such powers set forth in this Agreement, shall bind the Company. Except as provided in this Agreement or pursuant to an authorization from the Board, an individual Manager may not bind the Company.

6.10 <u>No Duties</u>. Except as otherwise expressly provided in the LLC Law, any duties (including fiduciary duties) of a Member or Manager to the Company or to any other Person that would otherwise apply at law or in equity are hereby eliminated to the fullest extent permitted under the LLC Law and any other applicable law; <u>provided</u> that (a) the foregoing shall not eliminate the obligation of each Member and Manager to act in compliance with the express terms of this Agreement and (b) the foregoing shall not be deemed to eliminate the implied contractual covenant of good faith and fair dealing. A Member or Manager acting under this Agreement shall not be liable to the Company or to any other Person for such Member's or Manager's good faith reliance on the provisions of this Agreement.

6.11 <u>Officers</u>. The Chief Executive Officer of the Company shall b e responsible for the day to day management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. Except as otherwise provided in this Agreement, the Chief Executive Officer shall appoint such other officers and agents of the Company as he or she shall from time to time deem necessary and may assign any title to such officer or agent as he or she deems appropriate. Any number of offices may be held by the same person. The Board shall have the authority to remove any officers or agents. No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

6.12 Officers as Agents. The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

6.13 Powers of Members. Except as otherwise specifically provided by this Agreement or as required by the LLC Law, no Member shall have the power to act for or on behalf of, or to bind, the Company.

6.14 Confidentiality.

(a) Each Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the Company, shall not, without the Company's prior written consent, except as may be required in connection with the good faith performance by such Member of his services as a Manager, officer or employee of the Company, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning the following: (1) any Intellectual Property (as defined below) owned or used by the Company or any of its subsidiaries, (2) any dealings between the Company or any of its subsidiaries, on the one hand, and any Client or Vendor (as those terms are defined below) or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand; (3) any financial information or results of operations of the Company or any of its subsidiaries; or (4) any business plans and strategies, any marketing philosophy, pricing information, customer information or regulatory information of the Company or any of its subsidiaries (collectively, "Confidential Information"); provided, however, that, notwithstanding anything to the contrary in the foregoing, Confidential Information shall not include, with respect to any Person, any information that: (A) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "Representatives") in breach of this Section 6.14(a); (B) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or (C) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information; provided, further, that, notwithstanding anything to the contrary in this Agreement, (x) any Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO (including FINRA), and (y) nothing herein shall be interpreted to limit or impede the ability of any Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, pursuant U.S. federal securities laws and rules and regulations thereunder. Each Member shall be responsible for any breach of this Section 6.14(a) by any of its Representatives and agrees to use commercially reasonable efforts to cause its

Representatives to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information. Each of the Members acknowledges and agrees that other Members may operate businesses or have interests in businesses (including having representatives of such other Members who serve as directors, managers or officers of entities engaging in such businesses) that compete with, or that otherwise are associated with or complementary to, the operations of the Company (such competing, associated, and complementary businesses, "Associated Businesses") and that Confidential Information may be disclosed to Exempt Persons who are involved with such Associated Businesses. Nothing in this Agreement shall preclude (i) any such Exempt Person from continuing to be involved with any Associated Business or (ii) any such Member or such Exempt Person from operating in the best interests of and satisfying their obligations to such Associated Business, provided that neither such Member nor Exempt Person discloses any Confidential Information in violation of this Section 6.14(a). It is further acknowledged and agreed that such Member and such Exempt Person may have benefit and use Confidential Information in the course of their involvement with such Associated Business and that such benefit and use shall not be precluded under this Agreement so long as no such Confidential Information is disclosed by such Member or Exempt Person in violation of this Section 6.14(a) and subject to the last sentence of this Section 6.14(a)).

(b) For purposes of Section 6.14(a):

(1) "Exempt Person" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (a) has a reasonable need to know the contents of the Confidential Information, (b) is informed of the confidential nature of the Confidential Information and (c) agrees to keep such information confidential in accordance with the terms of this Agreement.

(2) "Intellectual Property" means (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists).

(3) "Client" means any Person to whom the Company provides services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

(4) "Vendor" means any Person from whom the Company receives material services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

6.15 Reliance by Third Parties. Any Person dealing with the Company or the Board may rely upon a certificate signed by a Manager or such officer of the Company designated by the Board, as to:

(a) the identities of the Managers serving on the Board, any officer or agent of the Company, or any Member;

(b) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company; or

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

6.16 Tax Matters Partner.

(a) Hanweck shall initially be the "tax matters partner" of the Company as defined in Section 6231 of the Code and shall act in any similar capacity under applicable state, local or foreign law (in such capacity, the "Tax Matters Partner"). If necessary to have Subchapter C of Chapter 63 of the Code apply to the Company, the Company shall make an election pursuant to Section 6231(a)(1)(B)(ii) of the Code.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Partner agrees that it shall not bind the Members to any tax settlement without the unanimous approval of all the Members. The Tax Matters Partner shall notify the other Members, within 30 calendar days after it receives notice from the United States Internal Revenue Service ("IRS"), of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Partner shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least ten calendar days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all the Members. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Partner shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all the Members. Nothing contained in this Section 6.16 shall affect the authority of the Board provided for in Section 10.6 as to tax matters; any action by the Tax Matters Partner shall be consistent with the direction of the Board pursuant to its authority thereunder.

6.17 Conversion to Corporation; Registration Rights; Initial Public Offering.

(a) In the event that the Board determines in accordance with Section 6.7(b)(8) that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary to allow an offering of equity interests in the Company or a successor through an Initial Public Offering; provided that at the time of such determination the Company is not already operating as a corporation, then the Board shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the LLC Law, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Members (unless such opinion requirement is waived by each of such Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion").

(b) The Members shall receive, in exchange for their respective Units, shares of capital stock or other interests of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board as a result of the Conversion to corporate form (the "Surviving Corporation Shares").

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board in connection with the Conversion and to cause the resulting corporation to be governed substantially as provided herein, including entering into a stockholders' agreement providing for an agreement to vote all shares of capital stock or other interests held by them to elect the board of directors of such resulting corporation in accordance with the substance of Section 6.1; provided, that such governance provisions and such stockholders' agreement shall terminate effective as of the Initial Public Offering of the Company.

(d) If the Board elects to undertake an Initial Public Offering in accordance with Section 6.7(b)(10), then within sixty (60) days following such determination by the Board, the Company shall engage one or more investment bankers as the Company's financial advisor(s) in connection with the Initial Public Offering and shall use commercially reasonable efforts to complete the Initial Public Offering within 180 days after such determination; provided that the Company may defer the Initial Public Offering if the Board determines that market conditions are sufficiently adverse to consummate the Initial Public Offering within such period. Following the consummation of an Initial Public Offering, each Member shall have registration rights with respect to its Surviving Corporation Shares pursuant to the terms of a registration rights agreement in the form attached hereto as Exhibit C.

6.18 Redomestication.

(a) At any time following the six (6) month anniversary of the Effective Date, ISE Holdings may, at its option, request that the Company redomesticate to Delaware through a merger with and into either, at the direction of the Company after consultation with ISE Holdings, a corporation or a limited liability company (the "**Redomestication**"). The Board shall consider in good faith the merits and any risks of Redomestication at such time and notify ISE Holdings of its determination whether or not the Company will undertake the Redomestication within thirty (30) days following receipt of such request. If the Board determines in good faith that Redomestication would not reasonably be expected to be in the best interests of the Company, then the Company may decline ISE Holdings' request at such time; provided that the Company shall not be required to take any action that would not reasonably be expected to be tax-free to the Members; and provided, further, that ISE Holdings shall be entitled to make additional requests for Redomestication no more than once every six (6) months after the Board declines a request for Redomestication in accordance with this Section 6.18 and the Company shall be required to comply with this Section 6.18 anew. If the Board does not decline any such requested Redomestication within the thirty (30) day time period prescribed above, then the Board shall cause the Company to use commercially reasonable efforts to complete the Redomestication within one hundred twenty (120) days following receipt of a requested Redomestication.

(b) In connection with any Redomestication, the Members shall receive, in exchange for their respective Units, shares of capital stock or other interests in a Delaware corporation or limited liability company, as the case may be, having the same relative economic interest and other rights and obligations in such corporation or limited liability company, as applicable, as is set forth in this Agreement, subject to any modifications deemed appropriate by the Company and the Members, in consultation with their respective representatives, as a result of the Redomestication. At the time of any Redomestication and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall take all actions reasonably requested by the Company in connection with such Redomestication and to cause the resulting corporation or limited liability company, as applicable, to be governed substantially as provided in this Agreement, including by entering into a stockholders' agreement containing governance, voting and transfer provisions restrictions consistent in all material respects with those set forth in this Agreement.

## Article VII
## Distributions

7.1 Current Distributions. Subject to Section 6.7(b)(4) and except as otherwise provided in the LLC Law, if at any time and from time to time the Board determines that the Company has cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reser ves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year (" Distributable Cash"), then the Board may cause the Company to distribute all or any portion of such Distributable Cash to the Members in proportion to their Percentage Interests, unless the distribution is a liquidating distribution, which shall be made in the manner set out in Section 11.2(b).

7.2 Withholding Treated as Distributions. Any amount that the Company is required to withhold and pay over to any governmental au thority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 7.1 or Section 11.3, and to the extent such withholding was not deducted from the distribution to which the withholding tax relates, such amount shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

## Article VIII
## Capital Accounts; Allocation of Profits and Losses

8.1 Capital Accounts; General. An individual Capital Ac count shall be established and maintained for each Member in accordance with Treasury Regulations Section 1.704 - 1(b)(2)(iv). The Capital Account of each Member shall as of the date hereof be deemed to equal the amount set forth for each Member on Exhibit A.

8.2 Calculation of Profits and Losses. For all purposes hereof, the Company's profits and losses shall in accordance with Code Section 703(a) and Treasury Regulation Section 1.703-1 be computed with the following adjustments: (a) items of gain, loss, and deduction shall be computed based upon the book values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes; (b) any tax exempt income received by the Company shall be included as an item of gross income; (c) the amount of any adjustments to the book values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and (d) any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense.

8.3 Fiscal Periods. Fiscal periods of the Company shall end (a) on the last calendar day of each calendar year and (b) at the close of business on the calendar day before any calendar day on which Percentage Interests change.

8.4 Allocations of Profits and Losses; General. Except as provided in Section 8.6 and Section 8.7 below, all net profits, losses and credits of the Company (for both accounting and tax purposes) for each fiscal period shall be allocated to the Members in proportion to their respective Percentage Interests as of the end of such fiscal period.

8.5 Terminating Allocations. Notwithstanding the foregoing allocation provisions, any profits or losses resulting from a liquidation, merger or consolidation of the Company, the sale of substantially all the assets of the Co mpany in one or a series of related transactions, or any similar event (and, if necessary, specific items of gross income, gain, loss, or deduction incurred by the Company in the Fiscal Year of such transaction(s)) shall be allocated among the Members so that after such allocations and the allocations required by Section 8.6 and Section 8.7, and immediately before the making of any liquidating distributions to the Members under Section 11.3, the Members' Capital Accounts are in proportion to their respectiv e Percentage Interests.

8.6 Regulatory Allocations. Article VIII is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704 -1(b)(ii)(d). Notwithstanding Section 8.4, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 8.4. Any amount of Non-recourse Debt of the Company subject to allocation under Treasury Regulations Section 1.752-3(a)(3) shall be allocated to the Members in proportion to their Percentage Interests.

8.7 Offset of Regulatory Allocations. The allocations required by Section 8.6 are intended to comply with certain requirements of the Treasury Regulations. The Board may, subject to the approval of all the Members and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this section in whatever manner it determines appropriate so that, after suc h offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the regulatory allocations were not part of this Agreement.

8.8 Section 704(c) and Capital A ccount Revaluation Allocations. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non - cash property contributed to the Company by any Member using such allocation method under Treas. Reg. section 1.704-3 as determined in the Board's discretion. For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 7 04(c) of the Code shall affect only its tax basis in its Percentage Interest and shall not affect its Capital Account. In addition to the foregoing, if the Company's assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (e.g., because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(f)), allocations of depreciation, amortization, income, gain or loss with respect to such property shal l be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 8.8.

8.9 Allocation in Case of Transfer. In the event of a Transfer of any Units during a taxable year of the Company, allocations of income , gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Units or as the Board may determine in its reasonable discretion.

**Article IX**

**Powers, Duties and Restrictions of the Company and the Members;**
**Other Provisions Relating to the Members**

9.1 Powers of the Company. In furtherance of the purposes set forth in Article II, and subject to the provisions of Article VI, the Company will possess the power to do anything not prohibited by the LLC Law, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article II; (b) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appr opriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (g) to bring, defend and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

9.2 Maintenance of Separate Business.

(a) The Company shall at all times (i) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any oth er Person, (ii) not commingle the Company's assets with those of any of its Affiliates or any other Person, (i ii) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates, (iv) act solely in its name and throu gh its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person, (v) make investments directly or by brokers engaged and paid by the Company and its agents, (vi) manage the Company's liabilities separately from those of any of its Affiliates and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution; (vii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution, and (viii) not assume the liabilities of any of its Affiliates or guarantee the liabilities of any of its Affiliates, unless such assumption or guarantee is approved in accordance with this Agreement. The Company shall abide by all LLC Law formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indic ates the separate existence of the Company. Subject to Article VI, the Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any of its Affiliates. Failure of the Company, any of th e Members or the Board on behalf of the Company to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members or the Managers.

9.3 Purchased Services. All products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Board with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with any Member or any Affiliate of a Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

9.4 Compensation of the Members and Managers. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder in their capacities as Members or Managers. The Managers may be paid by the Company their reasonable expenses, if any, of attendance at each meeting of the Board.

9.5 Resignation of Member. Except as otherwise specifically permitted in this Agreement, a Member may not resign from the Company unless unanimously agreed to by all other Members. The Board shall reflect any such resignation by preparing an amendment to this Agreement, dated as of the date of such resignation, and the resigning Member (or such Member's successors-in-interest) shall have none of the powers of a Member hereunder and shall only have such rights of an assignee of a limited liability company interest under the LLC Law as are consistent with the other terms and provisions of this Agreement and with no other rights under this Agreement. The remaining Members may, in their sole discretion, cause the Company to distribute to the resigning Member the balance in such Member's Capital Account on the date of resignation. Upon the distribution to the resigning Member of the balance in his or her Capital Account, the resigning Member shall have no further rights with respect to the Company. Any Member resigning in contravention of this Section 9.5 shall indemnify, defend and hold harmless the Company, the Managers and all other Members from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such resignation.

9.6 Withdrawal of Member. Upon the death, Disability, dissolution (whether voluntary or involuntary), resignation in contravention of Section 9.5, or Bankruptcy (any such event, a "Withdrawal") of a Member (the "Withdrawing Member"), the Company shall have the right to treat such Member or such Member's successor(s)-in-interest as having none of the powers of a Member hereunder, but only such rights of an assignee of a limited liability company interest under the LLC Law as are consistent with the other terms and provisions of this Agreement and with no other rights under this Agreement. The remaining Members may, in their sole discretion, cause the Company to distribute to the Withdrawing Member or the Withdrawing Member's successor(s)-in-interest, if any, as the case may be, the balance in such Withdrawing Member's Capital Account on the date of Withdrawal; provided that such distribution shall not have any effect on the Withdrawing Member's Percentage Interest. For purposes of this Section 9.6, if a Withdrawing Member's Units is held by more than one Person (for purposes of this Section 9.6, the "Assignees"), the Assignees shall appoint one Person with full authority to accept notices and distributions with respect to such Units on behalf of the

Assignees and to bind them with respect to all matters in connection with the Company or this Agreement. The Assignee(s) shall have none of the powers of a Member unless and until such Assignee(s) shall have agreed to be bound by all of the terms and conditions of this Agreement by executing and delivering to the Board a counterpart hereto and been admitted as a Member pursuant to Section 6.7(b)(3).

9.7 Representations and Warranties. Each Member represents and warrants to the Company and the other Members that such Member is not a foreign partner under Section 1446(e) of the Code.

9.8 Other Activities of the Members.

(a) Notwithstanding any duty otherwise existing at law or in equity, each of the Members and any Person employed by, related to or in any way affiliated with any Member (the "Permitted Persons") may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Company or any of its subsidiaries), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person, and no Permitted Person shall be required to devote its entire time (business or otherwise), or any particular portion of its time (business or otherwise) to the business of the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, without limiting the generality of the foregoing, each Permitted Person (i) may engage in the same or similar activities or lines of business as the Company or any of its subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, including owning, operating or investing in electronic trading systems in alternative asset classes or geographies, (ii) may invest or own any interest in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries and (iii) may do business with any client or customer of the Company or any of its subsidiaries. Neither the Company nor any Member nor Manager, nor any Affiliate of any thereof, by virtue of this Agreement, shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was initially presented to a Permitted Person as a direct or indirect result of its relationship with the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, no Permitted Person shall have any obligation hereunder to present any business opportunity to the Company or any of its subsidiaries, even if the opportunity is one that the Company or any of its subsidiaries might reasonably have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so, and, to the fullest extent permitted by law, no Permitted Person shall be liable to the Company, any of its subsidiaries or any Member (or any Affiliate thereof) for breach of any fiduciary or other duty relating to the Company (whether imposed by applicable law or otherwise), by reason of the fact that the Permitted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any of its subsidiaries.

9.9 Use of Name and Trade Marks.

(a) Each Member (the "Using Member") shall not, without the prior written consent of the other Member in question for each instance, (i) use in advertising, publicity or otherwise the name of such other Member or its Affiliates or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by such other Member or its Affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Using Member has been approved, endorsed, recommended or provided by, or in association with, such other Member or its Affiliates.

(b) Each Member shall not, without the prior written consent of the Company, (i) use in advertising, publicity or otherwise the name of the Company or any of its subsidiaries or any of their respective Affiliates (other than, if applicable, such Member) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by the Company or any of its subsidiaries or any of their respective Affiliates (other than, if applicable, such Member), or (ii) represent, directly or indirectly, that any product or any service provided by such Member has been approved, endorsed, recommended or provided by, or in association with, the Company or any of its subsidiaries or any of their respective Affiliates (other than, if applicable, such Member).

(c) The Company shall not, and shall cause each of its subsidiaries not to, in each case without the prior written consent of the Member in question for each instance, (i) use in advertising, publicity or otherwise the name of any Member or its Affiliates (other than the Company or any of its subsidiaries) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by a Member or its Affiliates (other than the Company or any of its subsidiaries), or (ii) represent, directly or indirectly, that any product or any service provided by the Company or any of its subsidiaries has been approved, endorsed, recommended or provided by, or in association with, any Member or its Affiliates (other than the Company or any of its subsidiaries).

(d) Notwithstanding anything to the contrary herein, Hanweck shall be entitled to use the name "Hanweck" as long as any such use is in compliance with his employment agreement with the Company entered into pursuant to the Purchase Agreement and not in any way that could be reasonably expected to be detrimental to the business of the Company.

## Article X
## Books, Records and Accounting

10.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, which must be in the United States, all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. Each Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided, that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

10.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

10.3 Company Budget. At least sixty (60) calendar days before any Fiscal Year, the Board shall prepare and approve an annual budget setting forth all anticipated expenses of the Company during the course of that upcoming Fiscal Year (the " Annual Budget"). If the Board does not prepare and approve an annual budget, the Annual Budget from the prior Fiscal Year shall remain in effect until such new annual budget is so prepared and approved.

10.4 Financial Statements; Reports to Members. In connection with the financial statements to be delivered pursuant to this Section 10.4, the Company shall engage nationally recognized, independent certified public accountants and have annual audits made by such independent public accountants. The Company shall deliver to each of the Members the following:

(a) within thirty (30) calendar days after the close of each fiscal quarter (other than the fourth quarter), an unaudited consolidated balance sheet of the Company as of the end of such quarter, together with the related statements of operations and cash flow for such quarter and for the current fiscal year to the end of such fiscal quarter;

(b) within one hundred and eighty (180) calendar days after the end of the Fiscal Year ended December 31, 2009 and within one hundred and twenty (120) calendar days after the end of each Fiscal Year starting with the year ended December 31, 2010, an audited consolidated balance sheet of the Company as of the end of such Fiscal Year, together with related statements of operations and cash flow for such Fiscal Year;

(c) at the time the Board approves the Annual Budget in accordance with Section 10.3, the Company's Annual Budget for the next Fiscal Year and any material modifications thereto; and

(d) with reasonable promptness, such other information and data as a Member may from time to time reasonably request.

10.5 Tax Matters.

(a) The Board shall prepare all tax returns of the Company.

(b) The Board shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. federal income tax purposes of the Company's income, gain, credits, losses and deductions. Within ninety (90) calendar days after the end of the Company's Fiscal

Year, the Board shall send to each Member a copy of Schedul e K-1 to Internal Revenue Service Form 1065 (or any successor form); provided that the Board may, in its reasonable discretion extend such period as permitted under applicable law.

(c) The Members shall report their tax items with respect to, and arising from, their Units in a manner that is consistent with the Company's tax returns.

(d) The Board shall provide prompt notice to the Members in the event the IRS or any applicable foreign, state or local taxing authority notifies the Company of its intention to examine any tax returns or records or books of the Company and of any notice from the IRS or any other taxing authority in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction o r credit of the Company, in each case together with a copy of such IRS or foreign, state or local taxing authority notice and any written materials submitted by the Board in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. federal, state or local or foreign income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date that the Company ceases to be a partnership for U.S. federal income tax purposes, the Board shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation. The Board shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal tax benefits).

(e) Subject to this Agreement, the Board shall have authority to make any tax election with respect to the Company or any subsidiary thereof that it deems advisable; provided, however, that the Company shall not make an election to be classified a s a corporation pursuant to Treas. Reg. section 301.7701 -3 or otherwise or any similar tax election without the unanimous approval of the Members.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 10.5 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

## Article XI
## Term and Dissolution

11.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the LLC Law or pursuant to a provision of this Agreement.

11.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(1) The election to dissolve the Company made by the Members pursuant to Section 6.7(b);

(2) The entry of a decree of judicial dissolution of the Company under Section 702 of the LLC Law;

(3) The expulsion or Withdrawal of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the LLC Law; and

(4) The occurrence of any other event that causes the dissolution of a limited liability company under the LLC Law, unless the Company is continued without dissolution in accordance with the LLC Law.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The windi ng up process shall be carried out by the Members unless the dissolution is caused by an event of withdrawal by the sole remaining Member, in which case the Board shall appoint a liquidating trustee. A liquidating trustee may be appointed for the Company by vote of a majority of the Managers (such liquidating trustee is referred to herein as the " Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. Subject to Section 11.3, if the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, then such assets may be distributed in -kind to the Members, in lieu of cash, proportionately to their right to receive cash distributions hereunder; provided, that the Liquidator shall in its sole discretion determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquation of the Company, but the Liquidator shall be reimbursed by the Company for all third -party costs and expenses incurred by it in connection therewith and shall, to the fullest extent permitted by law, be indemnified by the Company with respect to any action brought against it in connection therewith by applying, mutatis mutandis, the provisions of Section 12.1.

11.3 Application and Distribution of Assets. Except as otherwise provided in the LLC Law, upon windup of the Company, the Company shall distribute its assets as follows: first, to creditors of the Company, including Members and Managers who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for the payment thereof), and including any contingent, conditional and unmature liabilities of the Company, taking into account the rel ative priorities thereof; second, to the Members and former Members in satisfaction of liabilities under the LLC Law for distributions to such Members and former Members; and third, to the Members, in proportion to, and to the extent of, their respective P ercentage Interests. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Regs. § 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distribut ions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company for any purpose whatsoever.

11.4 Capital Account Adjustments. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of th e Company are distributed in kind, the Company's profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their Fair Market Value on the date of dissolution of the Company, as determined by the Liquidator. Such increase (i) shall be allocated to Members in accordance with Article VIII hereof and (ii) shall increase (or decrease) the Members' Capital Account balances accordingly, it being the general intent that the adjustments contemplate d by this subsection shall have the effect, as nearly as possible, of causing the Members' Capital Account balances to be in proportion to their Percentage Interests.

11.5 Termination of the LLC. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XI, and Articles of Dissolution shall have been filed in the manner required by Section 705 of the LLC Law.

## Article XII
## General Provisions

12.1 Exculpation and Indemnification.

(a) Unless otherwise set forth herein or otherwise expressly provided in the LLC Law, to the fullest extent permitted by applicable law, no Mem ber, officer, Manager, employee or agent of the Company and no officer, director, employee, representative, agent or Affiliate of any Member (collectively, the " Covered Persons") shall be liable to the Company or any other Person who is bound by this Agree ment for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Co vered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by a Covered Person in good faith on behalf of the Company and in a manner rea sonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.1(b), other than as specifically set forth herein, shall be provided out of and to the extent of the Company's assets only, and no Member, unless specifically set forth in this

Agreement, shall have personal liability on account thereof. The Covered Person shall provide the Company with prompt, written notice of any such claim, sole control of the defense and settlement of such claim, and all reasonable assistance to defend such claim at the Company's cost. The Covered Person may appear in such action with counsel of its choice, at its own expense. The Company shall have no obligations under this Section 12.1 up to and to the extent any such claims, damages and liabilities result from the Covered Person's gross negligence or willful misconduct.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 12.1.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets of the Company from which distributions to any Member might properly be paid.

(e) Except as otherwise set forth in this Agreement, to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

(f) Before the end of the sixty (60)-day time period following the Effective Date, the Company shall have obtained directors' and officers' liability insurance for the Managers in accordance with the Purchase Agreement (a "D&O Insurance Policy"), with coverage under such D&O Insurance Policy to be effective beginning on the Effective Date. Each Manager shall be named as an insured in the D&O Insurance Policy in such a manner as to provide such Manager the same rights and benefits, subject to the same limitations, as are accorded to the Managers or officers of the Company most favored by such D&O Insurance Policy. The Company shall maintain a D&O Insurance Policy at all times that are no less favorable to the Managers than the D&O Insurance Policy entered into pursuant to the first sentence of this Section 12.1(f).

(g) The Company hereby acknowledges that a Covered Person may have certain rights to indemnification, advancement of expenses and/or insurance provided by companies for which such Covered Person serves as a manager, officer or employee (collectively, the "Other Indemnitors"). The Company hereby agrees that it (i) is the indemnitor of first resort (i.e., its obligations to a Covered Person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by or on behalf of such Covered Person are secondary), (ii) shall be required to advance the full amount of expenses incurred by or on behalf of such Covered Person and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent not prohibited by applicable law and as required by the terms of this Agreement, without regard to any rights such Covered Person may have against the Other Indemnitors, and (iii) irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for reimbursement, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of a Covered Person with respect to any claim for which a Covered Person has sought indemnification from the Company shall affect the foregoing and the Other Indemnitors shall have a right of reimbursement and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of a Covered Person against the Company. The Company and any Covered Person agree that the Other Indemnitors are express third party beneficiaries of the terms of this Section 12.1(g).

12.2 Entire Agreement; Integration; Amendments.

(a) This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, including the Non-Disclosure Agreement between the Company and ISE Holdings, dated April 24, 2009, the Summary of Proposed Principal Terms between the Company and ISE Holdings, dated October 1, 2009, and the Original Operating Agreement.

(b) Subject to the proviso hereafter, this Agreement may be changed or terminated only upon the unanimous approval of the Members; provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) without the consent of any other Person, the Board may amend Exhibit A and Exhibit B from time to time so as to accurately reflect the information contained thereon upon (a) the Withdrawal of a Member pursuant to Section 9.6, (b) the admission of a new Member, (c) any change in the number of Units owned by a Member, or (d) the issuance of additional Units to ISE Holdings as contemplated by the Purchase Agreement; (ii) any change to this Agreement that materially, adversely and disproportionately affects the economic or governance rights of a Member shall require such Member's prior written consent, which consent may be withheld or conditioned in such Member's sole discretion; and (iii) any change to any voting, consent or approval threshold or requirement specified in this Agreement shall require the written consent of Members or Managers, as the case may be, constituting at least such voting, consent or approval threshold or otherwise satisfying such requirement.

(c) Notwithstanding anything contained herein to the contrary, in the event the Company enters into an agreement with any Person for an investment in the Company prior to the Year Two Closing, on terms and conditions more favorable to such Person than the terms and conditions applicable to ISE Holdings in the Purchase Agreement and this Agreement, the Company shall promptly provide a written notice to ISE Holdings thereof, along with a copy of such agreement, and ISE Holdings shall have the right to require an amendment to the Purchase Agreement and this Agreement to include all of the material terms and conditions granted to such Person.

(d) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or in the exhibits hereto.

12.3 Avoidance of Provisions. No party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Affiliates and then disposing of all or any portion of such party's interest in any such Affiliate.

12.4 Binding Agreement. The covenants and agreements herein contained shall inure to the benefit of and binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

12.5 Notices. Unless otherwise provided in this Agreement, any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to Members shall be addressed to the last address of record on the books of the Company; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.3 or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

12.6 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

12.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

12.8 Arbitration. Disputes arising among the Members out of or related to this Agreement that cannot be resolved by the Members will be resolved through binding arbitration in New York City using American Arbitration Association ("AAA") Commercial Arbitration Rules; provided, that the parties acknowledge that pre-arbitration discovery shall be permitted. The Members will attempt to agree on a single arbitrator, but if they cannot so agree, the Members who are party to such dispute may each appoint an arbitrator, and those arbitrators shall choose one additional arbitrator (collectively, the "Arbitrator Panel"). In all cases, the arbitrators must be chosen from the AAA list of arbitrators. The decision of the Arbitrator Panel shall be final and binding on the parties and the parties waive irrevocably any rights to any form of appeal, review or recourse to any state or other judicial authority, in so far as such waiver may validly be made. To the fullest extent permitted by law, the parties acknowledge that the Arbitrator Panel may grant equitable remedies, including injunctions and specific performance. Judgment upon any arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow. Notwithstanding any provision of the Agreement to the contrary, this Section 12.8 shall be construed to the extent possible to comply with the laws of the State of New York, including the New York Arbitration Act (CPLR § 7501 et seq.) (the "New York Arbitration Act"). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 12.8, including any rules of the AAA, shall be invalid or unenforceable under the New York Arbitration Act, or other applicable law, such invalidity shall not invalidate all of this Section 12.8. In that case, this Section 12.8 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the New York Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 12.8 shall be construed to omit such invalid or unenforceable provision.

12.9 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and, to the fullest extent permitted by law, the parties intend that no rule of strict construction will be applied against any party.

12.10 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. In the case of any such invalidity or unenforceability, the parties hereto agree to use all reasonable best efforts to achieve the purpose of such provision by a new legally valid and enforceable stipulation.

12.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.12 Survival. The provisions of Section 6.14, Section 6.17(c), Section 6.17(d), Section 9.9, Section 10.1, and this Article XII shall survive the termination of this Agreement for any reason. Subject to the LLC Law, all other rights and obligations of the Members shall cease upon the termination of this Agreement. The provisions of Section 6.17(c) and Section 6.17(d) shall survive the termination of this Agreement if this Agreement is terminated in connection with the Company having been converted or otherwise reorganized pursuant to Section 6.17(a) in anticipation of an Initial Public Offering.

12.13 Publicity. No Member nor the Company shall issue any public announcements or make any published statements regarding this Agreement, or the subject matter thereof, without the prior written consent of the Board; provided, however, that if such public announcement or statement identifies any Member by name, such Member's prior written consent shall be required. If the Company or any of its Affiliates, or any Member or any of its Affiliates, is required by applicable law to file this Agreement or a description thereof with the SEC, such

Person shall (i) in accordance with the rules and regulations of the SEC, file with the Secretary of the SEC an application requesting confidential treatment pursuant to Rule 24b -2 of the Exchange Act at or about the time of such filing, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance. If the Company, any Affiliate of the Company, any Member or any Affiliate of a Member is required by applicable law to file this Agreement or any description thereof with any other governmental entity or SRO, such entity shall (i) take all commercially reasonable efforts to obtain confidential treatment for this Agreement, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance; provided, however, that no such filing shall be deemed to violate this Section 12.13.

12.14 Further Assurance. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of the Board, may be necessary or reasonably advisable to carry out the intent and purpose of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

**MEMBERS:**

**Gerald A. Hanweck, Jr.**



**Michael R. Hollingsworth**



**International Securities Exchange Holdings, Inc.**

By: ______________________________
Name: Gary Katz
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

**MEMBERS:**

**Gerald A. Hanweck, Jr.**

______________________________

**Michael R. Hollingsworth**

______________________________

**International Securities Exchange Holdings, Inc.**

By: 
Name: Gary Katz
Title: President and Chief Executive Officer

**Exhibit A**
**Name, Number of Units and Percentage Interests of each Member**

| Name and Address of Member | Number of Units | Percentage Interest |
|---|---|---|
| Gerald A. Hanweck, Jr.<br>70 Battery Pl., Apt. 916<br>New York, NY 10006<br>646-215-3859 | 61,460 | 61.46% |
| Michael R. Hollingsworth<br>160 Riverside Blvd, Apt 10B<br>New York, NY 10069 | 26,340 | 26.34% |
| International Securities<br>Exchange Holdings, Inc.<br>60 Broad Street<br>New York, NY 10004 | 12,200 | 12.20% |
| **Total:** | **100,000** | **100%** |

**Exhibit B**
**Capital Accounts**

| Member | Capital Account |
|---|---|
| Gerald A. Hanweck, Jr. | $6,297,131.13 |
| Michael R. Hollingsworth | $2,698,770.47 |
| International Securities Exchange Holdings, Inc. | $1,250,000.00 |
| **Total:** | **$10,245,901.60** |

**Exhibit C**
**Form of Registration Rights Agreement**

**Exhibit C**

**Registration Rights**

## 1. Definitions

1.01 Definitions.

(a) Capitalized terms used but not otherwise defined in this Exhibit C shall have the meanings assigned to them in the Amended and Restated Limited Liability Company Operating Agreement of Hanweck Associates, LLC (the "Agreement").

(b) The following capitalized terms shall have the meanings set forth below:

"Common Stock" means the Surviving Corporation Shares.

"Corporation" means the corporation that is the issuer of the Common Stock.

"Excluded Expenses" means all underwriting discounts, selling commissions and the fees and expenses of each Selling Holder's own counsel.

"Holder" means (i) each Initial Member (as defined below), (ii) each other Member who owns (together with its Affiliates and Permitted Assignees (as defined below)) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion and (iii) any Permitted Assignee of each Initial Member or such other Member to whom Registrable Securities have been Transferred who owns (together with its Affiliates and Permitted Assignees) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion.

"Initial Member" means a Member of Hanweck Associates, LLC as of the Effective Date.

"Initial Public Offering Date" means the date of completion of the initial sale of Common Stock in the Initial Public Offering.

"Registrable Securities" means the Common Stock and any securities issued or issuable with respect to the Common Stock by way of a split, dividend, or other division of securities, or in connection with a combination of securities, conversion, exchange, replacement, recapitalization, merger, consolidation, or other reorganization or otherwise; provided, that such Registrable Securities shall cease to be Registrable Securities (i) upon any sale pursuant to a Registration Statement or Rule 144(b)(1)(i) under the Securities Act (or any similar provision then in force), (ii) upon repurchase by the Corporation, (iii) upon any Transfer in any manner to a Person that is not a Permitted Assignee, (iv) at such time, following an Initial Public Offering, as they become eligible for sale under the circumstances described in Rule 144 under the Securities Act (or any similar provision then in force) or (iv) when they otherwise cease to be outstanding.

"Registration Expenses" means any and all expenses incident to performance of or compliance with Section 2, including (i) the fees, disbursements and expenses of the Corporation's counsel and accountants (including the expenses of any annual audit letters and "cold comfort" letters required or incidental to the performance of such obligations), (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of the Registration Statement, any free writing, preliminary prospectus or final prospectus, any other offering document and amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers, (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, any selling agreements and any other documents in connection with the offering, sale or delivery of the securities to be disposed of, (iv) all expenses in connection with the qualification of the securities to be disposed of for offering and sale under state securities laws, (v) the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the securities to be disposed of, (vi) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (vii) all security engraving and security printing expenses, (viii) all fees and expenses payable in connection with the listing of the securities on any securities exchange or interdealer quotation system and (ix) all rating agency fees, and excluding any Excluded Expenses.

"Registration Statement" means a registration statement filed by the Corporation with the SEC for a public offering and sale of securities of the Corporation other than (i) a registration statement on Form S-8 or Form S-4, or their successors or any other form for a similar limited purpose, (ii) any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation, (iii) any registration in which the only equity security being registered is Common Stock issuable upon the conversion of debt securities that are also being registered or (iv) any registration on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

"Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Securities Act.

"Selling Holder" means a Holder of Registrable Securities included in the relevant Registration Statement.

## 2. Registration Rights

2.01 Demand Registration.

(a) Requests for Registration. At any time beginning six (6) months after the Initial Public Offering Date, any Initial Member may, subject to the provisions of this Exhibit C, request in writing that the Corporation effect the registration under the Securities Act of any or all of the Registrable Securities held by such Initial Member (an "Initial Requesting Holder"), which notice shall specify (a) the amount of Registrable Securities proposed to be registered; and (b) the intended method or methods and plan of disposition thereof, including whether such requested registration is to involve an underwritten offering. The Corporation shall give prompt written notice of such registration request to all other Holders. Except as otherwise provided in this Exhibit C and subject to Section 2.01(i) in the case of an underwritten offering, the Corporation shall prepare and use its reasonable best efforts to file, subject to applicable rules, regulations and interpretations of the SEC (within sixty (60) days after such request has been given) with the SEC a Registration Statement with respect to (i) all Registrable Securities included in the Initial Requesting Holder's request and (ii) all Registrable Securities included in any request for inclusion delivered by any other Holder (a "Participating Holder", and together with the Initial Requesting Holder, the "Requesting Holders") within fifteen (15) days after delivery of the Corporation's notice of the Initial Requesting Holder's registration request to such other Holder, in each case subject to Section 2.01(i) if such offering is an underwritten offering. Thereafter, the Corporation shall use its reasonable best efforts, in accordance with Section 2.05, to effect the registration under the Securities Act and applicable state securities laws of such Registrable Securities for disposition in accordance with the intended method or methods of disposition stated in such request. Subject to Section 2.01(i), the Corporation may include in such registration other securities of the Corporation for sale, for the Corporation's account or for the account of any other Person.

(b) S-1 Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), to make one (1) request for registration on Form S-1 (or any successor form) for a public offering of all or a portion of the Registrable Securities held by it so long as such Initial Member (together with its Affiliates and Permitted Assignees) holds at least ten (10%) percent of the Registrable Shares then outstanding; provided, that the reasonably anticipated gross aggregate price to the public of such Registrable Securities would exceed fifty million dollars ($50,000,000) (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(c) S-3 Registration; Shelf Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), beginning six months after the Corporation becomes eligible to file a Registration Statement on Form S-3 (or any successor form), subject to applicable rules, regulations and interpretations of the SEC to request an unlimited number of times that the Corporation register all or a portion of its Registrable Securities on Form S-3 (or any successor form), including for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC covering such Registrable Securities); provided, that the reasonably anticipated gross aggregate price to the public of the Registrable Securities requested to be included in any such registration would exceed five million dollars ($5,000,000) (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(d) Delay for Disadvantageous Condition. If, in connection with any request for registration pursuant to this Section 2.01, the Corporation provides a certificate, signed by the president or chief executive officer of the Corporation, to the Requesting Holders stating that, in the good faith judgment of the Board of Directors of the Corporation and its counsel, it would be materially detrimental to the Corporation or its stockholders for such Registration Statement either to become effective or to remain effective for as long as such Registration Statement otherwise would be required to remain effective, then the Corporation shall have the right to defer taking action with respect to such filing and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Requesting Holder is given; provided, however, that the Corporation may not invoke this right more than once in any twelve (12) month period.

(e) Limitation on Successive Registrations. The Corporation shall not be required to effect a registration pursuant to Section 2.01(a) or Section 2.01(b) for ninety (90) days immediately following the effective date of a Registration Statement filed pursuant to the prior exercise of any Holder's registration rights provided for in Section 2.01(a) or Section 2.01(b), provided that the Corporation is employing reasonable best efforts to cause such Registration Statement to become effective.

(f) Demand Withdrawal. Any Requesting Holder may, at any time prior to the effective date of the Registration Statement relating to any requested registration, withdraw its Registrable Securities from a requested registration. If all Registrable Securities are so withdrawn, the Corporation shall cease all efforts to effect such registration upon such request, without liability to any Requesting Holder. Such registration will be deemed an effected registration for purposes of Section 2.01(b) and Section 2.01(c) unless (i) the Requesting Holders shall have paid or reimbursed the Corporation for the Registration Expenses of the Corporation in connection with such withdrawn requested registration; or (ii) the withdrawal is made following the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Holders after the date on which such registration was requested or if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder.

(g) Effective Registration. Notwithstanding any other provision of this Exhibit C to the contrary, a Registration Statement pursuant to this Section 2.01 shall not be deemed to have been requested or effected (including for purposes of Section 2.01(b) and Section 2.01(c)) unless it has become effective and shall have remained effective for one hundred and eighty (180) days (excluding any periods of time during which such Registration Statement is tolled or suspended pursuant to Section 2.01(d) or Section 2.05(c)) or such shorter period as may be required to sell all Registrable Securities included in the relevant Registration Statement. In no event shall a registration be deemed to have been effected (i) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or an omission by any Requesting Holder and, as a result thereof, the Registrable Securities requested to be registered cannot be completely distributed in accordance with the plan of distribution set forth in the related Registration Statement or (ii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied or waived other than solely by reason of some act or omission by any Requesting Holder.

(h) Selection of Underwriters. The Requesting Holders of a majority of the Registrable Securities to be included in any registration requested under this Section 2.01 may request that the registration be effected as an underwritten offering. The Corporation shall select the managing underwriter or underwriters for the offering, subject to the consent of the Requesting Holders, which consent shall not be unreasonably withheld, conditioned or delayed.

(i) Priority. If a registration under this Section 2.01 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the number of securities that can be sold without adversely affecting the price, timing, distribution or sale of securities in the offering (the "Underwriter's Maximum Number"), the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Requesting Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be obligated and required to include in the Registration Statement the number of Registrable Securities that the Requesting Holder has requested to be included in the Registration Statement and underwriting and that does not exceed the Underwriter's Maximum Number; provided that if there are multiple Requesting Holders, the Registrable Securities to be included in the Registration Statement shall be allocated among all the Requesting Holders in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the request for registration pursuant to Section 2.01. If any Requesting Holder would thus be entitled to include more Registrable Securities than such Requesting Holder requested to be registered, the excess shall be allocated among other requesting Requesting Holders pro rata in the manner described in the preceding sentence.

(ii) Second, the Corporation shall be entitled to include in such Registration Statement and underwriting that number of shares of Common Stock and/or other securities of the Corporation that it proposes to offer and sell for its own account or the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

2.02 Piggyback Registration.

(a) Notice of Registrations. In the event that the Corporation proposes to file a Registration Statement (other than a Registration Statement filed pursuant to Section 2.01) with respect to Common Stock of the Corporation or other securities ("Company Securities"), whether or not for sale for its own account, including in an Initial Public Offering, it shall give prompt written notice to each Holder of its intention to do so and of the rights of such Holder under this Section 2.02 at least thirty (30) days prior to filing a Registration Statement. Subject to the terms and conditions hereof, such notice shall offer each such Holder the opportunity to include in such Registration Statement such number of Registrable Securities as such Holder may request. Upon the written request of any such Holder made within fifteen (15) days after the receipt of the Corporation's notice (which request shall specify the number of Registrable Securities intended to be disposed of and the intended method of disposition thereof), the Corporation shall use its reasonable best efforts to effect, in connection with the registration of the Company Securities, the registration under the Securities Act subject to applicable rules, regulations and interpretations of the SEC of all Registrable Securities which the Corporation has been so requested to register, to the extent required to permit the disposition (in accordance with such intended methods thereof) of the Registrable Securities so requested to be registered.

(b) Withdrawal of Registration. If, at any time after giving a written notice of its intention to register any Company Securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Corporation shall determine for any reason not to register the Company Securities, the Corporation may, at its election, give written notice of such determination to such Holders and thereupon the Corporation shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such Company Securities, without prejudice, however, to the rights of the Holders immediately to request that such registration be effected as a registration under Section 2.01 to the extent permitted thereunder.

(c) Priority. If a registration under this Section 2.02 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the Underwriter's Maximum Number, the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be entitled to include in such Registration Statement the Company Securities that the Corporation proposes to offer and sell for its own account in such registration and that does not exceed the Underwriter's Maximum Number.

(ii) Second, the Corporation shall be obligated and required to include in such Registration Statement that number of Registrable Securities that the Holders shall have requested to be included in such offering to the full extent of the remaining portion of the Underwriter's Maximum Number, provided, that if the Registrable Securities of the Holders exceeds such remaining portion of the Underwriter's Maximum Number, the Registrable Securities shall be allocated among all Holders requesting to be included in such offering in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the Corporation's notice pursuant to Section 2.02(a). If any Holder would thus be entitled to include more Registrable Securities than such Holder requested to be registered, the excess shall be allocated among other Holders pro rata in the manner described in the preceding sentence.

(iii) Third, the Corporation shall be entitled to include in such Registration Statement that number of Company Securities that the Corporation proposes to offer and sell for the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

(d) Not a Demand Registration. No registration of Registrable Securities effected under this Section 2.02 shall relieve the Corporation of its obligation to effect a registration of Registrable Securities pursuant to Section 2.01.

2.03 Certain Information. In connection with any request for registration pursuant to Section 2.01 or Section 2.02, the Selling Holders shall furnish to the Corporation such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Corporation shall reasonably request to the extent required to lawfully complete the filing of such Registration Statement.

2.04 Expenses. Except as provided in this Exhibit C, if the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall pay all Registration Expenses with respect to such registration or proposed registration; provided, however, that if a registration under Section 2.01 is withdrawn at the request of the Requesting Holders holding a majority of the Registrable Securities to be included in such registration (other than (i) as a result of information concerning the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Requesting Holders after the date on which such registration was requested or (ii) if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder) and if such Requesting Holders elect not to have such registration counted as a registration under Section 2.01, the Selling Holders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. All fees and expenses of a Selling Holder's own counsel in connection with such registration shall be borne and paid by such Selling Holder unless the Selling Holders agree among themselves otherwise, and in any event such fees and expenses shall not be borne or paid by the Corporation.

2.05 Registration and Qualification.

(a) If the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall as promptly as practicable:

(i) prepare and (within sixty (60) days after the request of the Initial Requesting Holder has been given) file and use its reasonable best efforts to cause to become effective as promptly as practicable a Registration Statement relating to the Registrable Securities to be offered in accordance with the intended method of disposition thereof;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all such Registrable Securities until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement; provided, that the Corporation will, as far in advance as practicable but at least five Business Days prior to filing a Registration Statement or prospectus (or any amendment or supplement thereto), furnish to each Selling Holder, for their review, copies of such Registration Statement or prospectus (or amendment or supplement) as proposed to be filed (including, upon the request of such Holder, documents to be incorporated by reference therein); and provided, further, that each Selling Holder may request reasonable changes to such Registration Statement or prospectus (or amendment or supplement) and the Corporation shall be required to comply therewith (A) if the Selling Holder is an Initial Member, and such Initial Member reasonably believes that the provisions in question would have an impact or effect on such Initial Member, or (B) solely to the extent necessary, if at all, to lawfully complete the filing or maintain the effectiveness thereof;

(iii) furnish to the Selling Holders and to any underwriter of such Registrable Securities such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents as the Selling Holders or such underwriter may reasonably request, and a copy of any and all transmittal letters or other correspondence to or received from the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering;

(iv) after the filing of the Registration Statement, promptly notify each Selling Holder in writing of the effectiveness thereof and of any stop order issued or threatened by the SEC and take all commercially reasonable actions required to prevent the entry of such stop order or to promptly remove it if entered and promptly notify each Selling Holder of such lifting or withdrawal of such order;

(v) use reasonable best efforts to register or qualify all Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or any underwriter of such Registrable Securities shall request, and promptly notify the Selling Holders of the receipt of any notification with respect to the suspension of the qualification of Registrable Securities for sale or offer in any such jurisdiction;

(vi) use reasonable best efforts to obtain all appropriate registrations, permits and consents in connection therewith, and do any and all other acts and things (including, without limitation, reasonable best efforts to promptly remove any such suspension) which may be necessary or advisable to enable the Selling Holders or any such underwriter to consummate the disposition in such jurisdictions of the Registrable Securities covered by such Registration Statement; provided, that the Corporation shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any such jurisdiction wherein it is not so qualified, to consent to general service of process in any such jurisdiction or to amend its certificate of incorporation or bylaws;

(vii) use its reasonable best efforts to furnish to each Selling Holder and to any underwriter of such Registrable Securities (i) an opinion of counsel for the Corporation addressed to such underwriter and each Selling Holder and dated the date of the closing under the underwriting agreement (if any) (or if such offering is not underwritten, dated the effective date of the registration statement) and (ii) "cold comfort" letters dated as of the effective date of the registration statement and brought down to the date of closing under the underwriting agreement addressed to such underwriter and each Selling Holder and signed by the independent public accountants who have audited the financial statements of the Corporation included in such registration statement, in each such case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in connection with the consummation of underwritten public offerings of securities and such other matters as the Selling Holders may reasonably request and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements;

(viii) if requested by the managing underwriter(s), use its reasonable best efforts to list all such Registrable Securities covered by such registration on each securities exchange and automated inter-dealer quotation system on which shares of Common Stock are then listed;

(ix) furnish for delivery in connection with the closing of any offering of Registrable Securities pursuant to a registration effected pursuant to Section 2.01 or 2.02 unlegended certificates representing ownership of the Registrable Securities being sold in such denominations as shall be requested by the Selling Holders or the underwriters;

(x) not later than the effective date of the applicable Registration Statement, provide (A) a transfer agent and registrar (if the Corporation does not already have such an agent), (B) a CUSIP number for all Registrable Securities included in such Registration Statement and (C) the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company or other applicable clearing agency;

(xi) in the case of an underwritten offering, cause the senior executive officers of the Corporation to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto; and

(xii) otherwise use its reasonable best efforts to comply with all applicable securities laws, including the rules and regulations of the SEC.

(b) If the Corporation has delivered a prospectus to the Selling Holders and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Corporation shall promptly notify the Selling Holders and, if requested, the Selling Holders shall immediately cease making offers of Registrable Securities and return to the Corporation all prospectuses in their possession. The Corporation shall promptly provide the Selling Holders with revised prospectuses and, following receipt of the revised prospectuses, the Selling Holders shall be free to resume making offers of the Registrable Securities.

(c) In the event that, in the judgment of the Corporation, it is advisable to suspend use of a prospectus included in a Registration Statement due to pending material developments or other events that have not yet been publicly disclosed and as to which the Corporation believes public disclosure would be detrimental to the Corporation, the Corporation shall direct the Selling Holders to discontinue sales of Registrable Securities pursuant to such Registration, and each Selling Holder shall immediately so discontinue, until such Selling Holder has received copies of a supplemented or amended prospectus or until such Selling Holder is advised in writing by the Corporation that the then current prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus. The Company shall provide the Selling Holders with any such supplemented or amended prospectuses or additional or supplemental filings, as the case may be. Notwithstanding anything to the contrary in this Exhibit C, the Corporation shall not exercise its rights under this Section 2.05(c) to suspend sales of Registrable Securities for a period in excess of sixty (60) days consecutively or ninety (90) days in any three hundred and sixty five (365)-day period.

2.06 Underwriting; Due Diligence.

(a) If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration requested under this Section 2, the Corporation shall enter into an underwriting agreement with such underwriters for such offering, which agreement will contain such representations and warranties and covenants by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07, and agreements as to the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.05(a)(vii). The Selling Holders on whose behalf the Registrable Securities are to be distributed by such underwriters shall be parties to any such underwriting agreement, which shall also contain such representations and warranties by such Selling Holders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions on the part of selling shareholders, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07. All of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of the underwriters included in each such underwriting agreement shall also be made to and for the benefit of such Selling Holders and any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Selling Holders. No Selling Holder shall be required in any such underwriting agreement to make any representations or warranties to or agreements with the Corporation or the underwriters other than representations, warranties or agreements regarding such Selling Holder, such Selling Holder's Registrable Securities, such Selling Holder's intended method of distribution and any other representations required by law or reasonably required by the underwriters.

(b) In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act pursuant to this Section 2, but not during any suspension period pursuant to Section 2.01(d) and Section 2.05(c), the Corporation shall give the Selling Holders and the underwriters (provided that the Selling Holders and the underwriter enter into confidentiality agreements in a form that is reasonably satisfactory to the Corporation), if any, and their respective counsel and accountants such reasonable and customary access to its books, records and properties and such opportunities to discuss the business and affairs of the Corporation with its officers and the independent public accountants who have certified the financial statements of the Corporation as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act; provided, that such Holders and the underwriters and their respective counsel and accountants shall use their reasonable best efforts to coordinate any such investigation of the books, records and properties of the Corporation.

2.07 Indemnification and Contribution.

(a) Corporation's Indemnification Obligations. To the fullest extent permitted by law, the Corporation agrees to indemnify and hold harmless each Selling Holder, all Affiliates of each Selling Holder, and each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls each Selling Holder within the meaning of Section 15 of the Securities Act (collectively, the "Selling Holder Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, any preliminary prospectus or prospectus (as amended or supplemented) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities (i) relate to a transaction or sale made by a Selling Holder in violation of Section 2.05(c) or (ii) are caused by any such untrue statement or omission or alleged untrue statement or omission which is based upon and in conformity with information relating to a Selling Holder which is furnished to the Corporation in writing by such Selling Holder Indemnified Person expressly for use therein; provided, that clause (ii) shall not apply to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein.

(b) To the fullest extent permitted by law, each Selling Holder agrees to indemnify and hold harmless the Corporation, all Affiliates of the Corporation, each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act (collectively, the "Corporation Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, preliminary prospectus or prospectus (as amended or supplemented if the Corporation shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for use in a Registration Statement, any free writing prospectus, preliminary prospectus, prospectus or any amendments or supplements thereto; provided, that such Selling Holder shall not be liable in any such case to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein. Notwithstanding any other provision of this Section 2.07, each Selling Holder's obligations to indemnify pursuant to this Section are several, and not joint and several, and no Selling Holder's obligations to indemnify pursuant to this Section 2.07 in connection with any given registration shall exceed the amount of net proceeds received by such Selling Holder in connection with the offering of its Registrable Securities under such registration.

(c) Each party indemnified under paragraph (a) or (b) above shall, promptly after receipt of notice of a claim or action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the claim or action and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such indemnified party, and shall assume the payment of all fees and expenses; provided, that the failure of any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder except to the extent that the indemnifying party is materially prejudiced by such failure to notify. In any such action, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the sole expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such indemnified party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the fees and expenses of such counsel shall be at the sole expense of the indemnifying party. It is understood that the indemnifying party shall not, other than as provided in the preceding sentence, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such additional separate firm for the Holders as indemnified parties, such firm shall be designated in writing by the indemnified party that had the largest number of Registrable Securities included in such registration. The indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened claim or action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such proceeding and imposes no obligations on such indemnified party other than the payment of monetary damages (which damages will be paid by the indemnifying party hereunder).

(d) If the indemnification provided for in this Section 2.07 shall for any reason be unavailable (other than in accordance with its terms) to an indemnified party in respect of any loss, liability, cost, claim or damage referred to therein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss, liability, cost, claim or damage in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.07(d) to the contrary, no indemnifying party (other than the Corporation) shall be required pursuant to this Section 2.07(d) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the loss, liability, cost, claim or damage of the indemnified parties relates exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. The parties to this Exhibit C agree that it would not be just and equitable if contribution pursuant to this Section 2.07(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this Section 2.07, the indemnifying parties shall indemnify each indemnified party to the full extent permitted by applicable law and provided in Sections 2.07(a) and 2.07(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

(e) Indemnification and contribution similar to that specified in the preceding paragraphs of this Section 2.07 (with appropriate modifications) shall be given by the

Corporation, the Selling Holders and the underwriters with respect to any required registration or other qualification of securities under any state law or regulation or governmental authority.

(f) The obligations of the parties under this Section 2.07 shall be in addition to any liability which any party may otherwise have to any other party.

(g) The rights and obligations of the Corporation and the Selling Holders under this Section 2.07 shall survive the termination of this Exhibit D.

2.08 Rule 144. The Corporation covenants that as soon as practicable after the Initial Public Offering Date, it will file the reports required to be filed by it under the Securities Act and the United States Securities Exchange Act of 1934, as amended, and in each case the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

2.09 Transfer of Registration Rights. Prior to an Initial Public Offering, the registration rights of any Initial Member with respect to Registrable Securities may be Transferred to any Specified Transferee of such Member or any other Person who has been admitted to the Company as a Member and has complied with Section 5.7(a) of the Agreement (a "Permitted Transferee"). After the Initial Public Offering, the registration rights of any Holder under this Agreement with respect to Registrable Securities may be Transferred to any transferee of such Registrable Securities (a "Transferee Holder", and together with a Permitted Transferee, a "Permitted Assignee"); provided, that (i) the Transferring Holder shall give the Corporation notice at or prior to the time of such Transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Exhibit C are to be Transferred, and (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Corporation, to be bound as a Holder by the provisions of this Exhibit C. Each Holder and its Affiliates and their Permitted Assignees shall collectively have that number of demand registration rights pursuant to Section 2.01(b) that such Member has individually pursuant to Section 2.01(b). Any Transfer of Registrable Securities other than as set forth in this Section 2.09 shall cause such Registrable Securities to lose such status.

2.10 Holdback Agreement. To the fullest extent permitted by law, each Holder, if requested by the Corporation and the managing underwriter of securities of the Corporation in connection with the Initial Public Offering, agrees to enter into an agreement consistent with then market practice for major bracket underwriters (a "Lock-up Agreement") not to sell or otherwise transfer or dispose of any shares of Common Stock (other then in connection with such Holder's registration rights hereunder) for such period of time (not to exceed 180 days for the Initial Public Offering and not to exceed 90 days for any other underwritten public offering) following the effective date of a Registration Statement of the Corporation filed under the Securities Act (the "Lock-up Period"), provided, (i) that in the case of each Initial Member (and its Affiliates and Permitted Assignees), such restrictions shall only apply to shares of Common Stock acquired by such Initial Member (or its Affiliates or Permitted Assignees) pursuant to any Conversion; (ii) that such Lock-up Agreement shall also bind the executive officers, directors, and other holders of at least five (5%) percent of the outstanding equity interests of the Corporation, on terms and conditions substantially similar to those which shall apply to the Holders; and (iii) that such Lock-up Agreement shall provide that if the managing underwriter(s) releases from the lock-up restrictions described in this Section 2.10 any Holder prior to the expiration of the Lock-up Period with respect to all or a percentage of the Common Stock held by such Holder, that all other Holders subject to the lock-up shall be released from such lock-up restrictions to the same extent and on the same terms and conditions. Notwithstanding anything to the contrary in this Section 2.10, none of the provisions or restrictions set forth in Section 2.10 shall in any way limit any Initial Member or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of its business.

2.11 Termination. All of the Corporation's obligations to register Registrable Securities under Section 2 with respect to a Holder shall terminate upon the earlier of (a) the date on which such Holder holds no Registrable Securities, or (b) the consummation of any transaction pursuant to Section 6.7(b)(1) of the Agreement.

**3. Miscellaneous**

3.01 Consents to Amendments. No amendment, modification or waiver in respect of the terms of this Exhibit C shall be effective unless it shall be in writing and signed by the Company or the Corporation, as the case may be, and by Members or shareholders holding at least a majority of the outstanding Units or shares (as the case may be) of the Corporation (or successors in interest to the Corporation); provided that such Members or shareholders shall include International Securities Exchange Holdings, Inc.

3.02 Provisions from the Agreement. For the sake of clarity, Sections **Error! Reference source not found., Error! Reference source not found., Error! Reference source not found., Error! Reference source not found., Error! Reference source not found.**, and **Error! Reference source not found.** of the Agreement, shall apply to this Exhibit C as if set forth herein in full.

3.03 No Third Party Beneficiaries. This Exhibit C shall be binding upon and inure solely to the benefit of the Company and the Corporation, as the case may be, and the Holders and their Permitted Assignees, and nothing in this Exhibit C, express or implied, other than Section 2.07 (which is expressly for the benefit of the Selling Holder Indemnified Persons and Corporation Indemnified Persons and may be enforced by them), is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever.

3.04 Entire Agreement. The terms set forth in this Exhibit C constitute the entire agreement of the Company or the Corporation, as the case may be, and the Initial Members with respect to the subject matter of this Exhibit C and supersedes all prior agreements and understandings relating to such subject matter.

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny.us

*(This form must be printed or typed in black ink)*

# ARTICLES OF ORGANIZATION OF

HANWECK ASSOCIATES, LLC
(Insert name of Limited Liability Company)

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: Hanweck Associates, LLC

SECOND: The county within this state in which the office of the limited liability company is to be located is: NEW YORK COUNTY

THIRD: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

70 BATTERY PL. #916
NEW YORK, NY 10280
646-215-3859


(signature of organizer)

GERALD A. HANWECK, JR.
(print or type name of organizer)

DOS-1336 (Rev. 3/03)

ARTICLES OF ORGANIZATION
OF

HANWECK ASSOCIATES, LLC
*(Insert name of Limited Liability Company)*

Under Section 203 of the Limited Liability Company Law

---

Filed by: GERALD A. HANWECK, JR.
*(Name)*
70 BATTERY PL #916
*(Mailing address)*
NEW YORK, NY 10280
*(City, State and ZIP code)*

NOTE: • This form was prepared by the New York State Department of State for filing articles of organization for a domestic limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $200 filing fee made payable to the Department of State.

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: HANWECK ASSOCIATES, LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM LLC) COUNTY: NEWY

SERVICE COMPANY: ** NO SERVICE COMPANY ** SERVICE CODE: 00 *

FILED:11/25/2003 DURATION:********* CASH#:031125000260 FILM #:031125000253

ADDRESS FOR PROCESS

THE LLC
70 BATTERY PL. #916
NEW YORK, NY 10280

EXIST DATE

11/25/2003

REGISTERED AGENT



| FILER | FEES | 200.00 | PAYMENTS | 200.00 |
|---|---|---|---|---|
| | FILING | 200.00 | CASH | 0.00 |
| GERALD A. HANWECK, JR. | TAX | 0.00 | CHECK | 200.00 |
| 70 BATTERY PL. #916 | CERT | 0.00 | CHARGE | 0.00 |
| | COPIES | 0.00 | DRAWDOWN | 0.00 |
| NEW YORK, NY 10280 | HANDLING | 0.00 | BILLED | 0.00 |
| | | | REFUND | 0.00 |

DOS-1025 (11/89)

# LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE GEMINI, LLC

International Securities Exchange Holdings, Inc., a Delaware corporation (the "Sole LLC Member"), hereby forms ISE Gemini, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), and hereby declares the following to be the Limited Liability Company Agreement (the "LLC Agreement") of the Company.

ARTICLE I
FORMATION OF THE COMPANY

Section 1.1. Formation of the Company. The Company concurrently herewith is being formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Sole LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 1.2. Name. The name of the Company is "ISE Gemini, LLC".

Section 1.3. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 1.4. Principal Place of Business. The location of the principal place of business of the Company shall be 60 Broad Street, New York, New York 10004 or such other place as determined by the Board of Directors from time to time.

Section 1.5. Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent, Delaware 19901 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be National Registered Agents, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 1.6. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

## ARTICLE II
## SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

## ARTICLE III
## INTERESTS AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

Section 3.2. Capital Contributions. The Sole LLC Member may contribute cash or other property to the Company as it shall decide, from time to time. The Sole LLC Member shall not be entitled to interest on or with respect to capital contributions.

Section 3.3. Tax Characterization; Returns; Distributions in Respect of Taxes. It is the intention of the Sole LLC Member that the Company be disregarded as an entity for tax purposes, so that the Sole LLC Member will be treated as owning all of the Company's assets directly, as recognizing all of the Company's income and loss directly, and as being entitled to all distributions for U.S. federal and state income tax purposes. All provisions of the Company's Certificate of Formation and this LLC Agreement are to be construed so as to preserve that tax status. Each of the Directors (as defined below) and officers of the Company and the Sole LLC Member is authorized to file any necessary elections with tax authorities. At the request of the Sole LLC Member, the Company shall make distributions to the Sole LLC Member in amounts sufficient to fund payments of taxes by the Sole LLC Member attributable to the assets, income and losses of the Company.

ARTICLE IV
BOOKS OF ACCOUNT; RECORDS, REPORTS,
FISCAL MATTERS AND ANNUAL MEETING

Section 4.1. Books and Records. (a) Proper and complete books and records of account shall be kept by the Company, in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into books and records of account maintained by Persons (as defined in the Constitution) engaged in businesses of a like character. The Company books and records shall be kept in a manner determined by the Board of Directors in its sole discretion to be most beneficial for the Company, provided the books and records shall always be kept within the United States.

(b) All confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any commercial purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission or ISE Gemini.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

## ARTICLE V
## MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to the matter set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

(b) In discharging his or her responsibilities as a member of the Board of Directors, each director shall take into consideration the effect that his or her actions would have on the ability of the Company to carry out the Company's responsibilities under the Exchange Act and on the ability of the Company: to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Company and the Commission pursuant to their respective regulatory authority.

Section 5.2. Board of Directors. The Board of Directors shall consist of no less than nine (9) and no more than sixteen (16) directors (the "Directors") as further prescribed in the Constitution. In no event shall the number of Industry Directors constitute less than 30% of the members of the Board of Directors and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors. The initial Board of Directors shall consist of the directors as set forth on Exhibit B hereto. At the end of the terms of such initial directors, the Board of Directors shall be elected as prescribed in Article III of the Constitution.

Section 5.3. Tenure. Each director shall serve for the term prescribed in Article III of the Constitution.

Section 5.4. Removal or Resignation. Any director may resign or be removed from office at any time in accordance with Article III of the Constitution.

Section 5.5. Meetings of the Board of Directors. Meetings of the Board of Directors shall be conducted as provided in Article III of the Constitution.

Section 5.6. Vacancies. A vacancy on the Board of Directors may be filled in accordance with the requirements set forth in Article III of the Constitution.

Section 5.7. Management; Officers. The Board of Directors shall have the powers and duties provided herein and in Article III of the Constitution. The Company shall have such officers with such duties, powers and responsibilities as provided in Article IV of the Constitution.

Section 5.8. Limitation on Liability; Indemnification. Directors shall be indemnified as set forth in Article VI of the Constitution.

## ARTICLE VI
## EXCHANGE RIGHTS

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue an unlimited number of non-transferable Exchange Rights and such rights may be divided into series of PMM Rights, CMM Rights, EAM Rights, and such other series of rights as may be determined by the Board of Directors from time to time provided, however, the issuance of such other series of rights will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.. The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement. A holder of Exchange Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of Exchange Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the Exchange Rights will automatically terminate, as provided in the Constitution.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Section 6.2. Trading Rights. (a) PMM Rights. A holder of a PMM Right shall exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. A holder of a CMM Right shall exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. A holder of an EAM Right shall exercise the trading rights and privileges associated with an EAM Right if such holder is approved as an Electronic Access Member under the Constitution and Rules.

Section 6.3. Voting. Each holder of an Exchange Right shall have one vote in respect of each such Exchange Right thereof held by such holder of record on the books of the Company on each matter for which the vote of the holders thereof is required. Holders of Exchange Rights shall have the following voting rights and no other voting rights:

(a) Election of Exchange Directors. The holders of Exchange Rights shall have the following rights with respect to election of directors. Holders of PMM Rights shall have the sole right to elect the PMM Directors (as defined in the Constitution). Holders of CMM Rights shall have the sole right to elect the CMM Directors (as defined in the Constitution). Holders of EAM Rights shall have the sole right to elect the EAM Directors (as defined in the Constitution). The Board of Directors shall have the right to fill any vacancies as provided in the Constitution.

(b) A holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not exercise the voting rights associated with more than twenty percent (20%) of the outstanding Exchange Rights.

Section 6.4 Termination of Exchange Rights; Non-Transferability. The Exchange Rights shall not be transferable. In the event of a withdrawal of a holder of Exchange Rights, the Exchange Rights of such holder shall automatically terminate, as provided in the Constitution.

ARTICLE VII
ASSIGNMENTS; CESSATION OF MEMBERSHIP; WITHDRAWAL OF MEMBERS; LIQUIDATION AND DISTRIBUTION OF ASSETS

Section 7.1. Assignments; Additional LLC Members. The Sole LLC Member may assign all (but not less than all) of its Interest; provided, however, such assignment will be subject to prior approval by the Commission pursuant to thc rulc filing procedure under Section 19 of the Exchange Act. The assignment of all of the Interest shall entitle the assignee to exercise the rights of the Sole LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the Interest. At no time may the Company have more than one holder of the Interest.

Section 7.2. Dissolution of Company. (a) The Company shall be dissolved, and its affairs wound up as provided herein commencing upon the earliest to occur of:

(i) the date on which the Board of Directors consents to its dissolution by approval of a majority of the Board of Directors;

(ii) the date on which is consummated the sale or disposition by the Company of substantially all of its assets; or

(iii) the date when any other event occurs that causes the dissolution of a limited liability company under the Act, unless the business of the Company is continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

## ARTICLE VIII
## AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

## ARTICLE IX
## MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

Section 9.2. Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter.

Section 9.3. Headings. Headings contained in this LLC Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this LLC Agreement or any provision hereof.

Section 9.4. Partial Enforceability. If any provision of this LLC Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this LLC Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Sole LLC Member has caused this LLC Agreement to be executed by its duly authorized officer on July 31, 2013.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By ______________________

Gary Katz
President and Chief Executive Officer

EXHIBIT B

Interim Board of Directors of ISE Gemini, LLC

Gary Katz and the following individuals shall be appointed as the initial directors of ISE Gemini, LLC:

**Non-Industry Directors**

| | |
|---|---|
| David Krell | Joseph B. Stefanelli |
| Michael P. Monaco | Marcus Thompson |
| Andreas Preuβ | Kenneth A. Vecchione |
| Hauke Stars | Christianna Wood |

**Industry Directors**

| **Class 1** | **Class 2** |
|---|---|
| J. Slade Winchester | Michael T. Juneman |
| Patrick Hickey | Denis Medvedsek |
| Elizabeth R. Martin | Joseph Sellitto |

*Adopted as of July 31, 2013*

# CONSTITUTION

# OF

# ISE GEMINI, LLC

TABLE OF CONTENTS

CONSTITUTION OF

ISE GEMINI, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. ISE Gemini, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

## ARTICLE II

## EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Industry Directors (as defined in Section 3.2)(the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to onc votc for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (1) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

## ARTICLE III

## DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than eight (8) and no more than sixteen (16) and in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors.

(b) The Board shall be composed as follows:

(i) At least 30% of the members of the Board shall be officers, directors or partners of Exchange Members and shall be elected by a plurality of the holders of the Exchange Rights (the "Industry Directors"), wherein such Industry Directors shall consist of at least one (1) PMM Director (an officer, director or partner of a Primary Market Maker that is elected by a plurality of holders of the PMM Rights); at least one (1) CMM Director (an officer, director or partner of a Competitive Market Maker that is elected by a plurality of holders of the CMM Rights); and at least one (1) EAM Director (an officer, director or partner of a Electronic Access Member that is elected by a plurality of holders of the EAM Rights); provided, however, that the number of PMM Director(s), CMM Director(s), and EAM Director(s) shall always be equal to one another (i.e. either one (1) PMM Director, one (1) CMM Director and one (1) EAM Director, or two (2) PMM Directors, two (2) CMM Directors and two (2) EAM Directors);

(ii) At least 50% of the members of the Board shall meet the requirements of non- industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least one (1) of whom shall be a public representative (the "Public Director");

(iii) One (1) director shall be the person then holding the office of President and Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member; and

(iv) The Sole LLC Member may, in its sole and absolute discretion, elect one (1) additional director who shall meet the requirements of "Non-Industry Directors," except that such person was employed by the Exchange at any time during the three (3) year period prior to his or her initial election (the "Former Employee Director").

(c) Upon approval of the Exchange's Form 1 Application by the Securities and Exchange Commission (the "Approval Date"), the Sole LLC Member will appoint the initial Directors of the Board ("Initial Directors") and such Initial Directors shall serve only until the first annual meeting of the holders of Exchange Rights and the Sole LLC Member following such appointment, which meeting shall be held as promptly as possible after the effective date of the LLC Agreement and within ninety (90) days after the Approval Date. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Sole LLC Member shall elect the successors to such Non-Industry Directors whose terms are expiring. The Non-Industry Directors shall hold office for a term expiring at each succeeding annual meeting of the holders of Exchange Rights and Sole LLC Member held in the first year following the year of their election, and until their successors are elected and qualified. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2015 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2014 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange. If a Former Employee Director is elected by the Sole LLC Member pursuant to Section 3.2(b)(iv), such director shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the first year following the year of his or her election. In the event that such Former Employee Director position becomes available, whether through vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, the Sole LLC Member may, in its sole and absolute discretion, elect a person satisfying the requirements of a "Former Employee Director," and such director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the prior Former Employee Director expires.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer,

director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The President and Chief Executive Officer shall serve on the Board only for so long as such person remains the President and Chief Executive Officer.

(iii) No Industry Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Industry Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Industry Directors, the holders of at least a majority of the Exchange Rights.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by the Secretary if a majority of the Board of Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Subject to Section 3.2(c), nominees for election of the Industry Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Industry Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year. For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Director(s), shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Industry Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange Members, and Industry Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director or Former Employee Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

## ARTICLE IV

## OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President and Chief Executive Officer, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The President and Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The President and Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The President and Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The President and Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the President and Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the President and Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the President and Chief Executive Officer. Upon his or her failure to do so, or if the office of the President and Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the President and Chief Executive Officer.

(b) The President and Chief Executive Officer shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.8 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.9 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.10 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.11 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.12 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) Directors, including the Chairman of the Board, the Vice Chairman of the Board, the President and Chief Executive Officer and three (3) Non-Industry Directors. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the President and Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of three (3) industry representatives. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Industry Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Industry Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Industry Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Industry Director from the holders of Exchange Rights.

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of at least three (3) of the Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

## ARTICLE VI

## INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

## ARTICLE VII

## EXCHANGE RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights. Within a reasonable time following the issuance of any uncertificated rights, the Exchange shall send to the registered holder thereof written confirmation of such issuance of rights.

## ARTICLE VIII

## WAIVER OF NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

## ARTICLE IX

## CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

## ARTICLE X

## AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

## ARTICLE XI

## REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by majority vote adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto; and

(i) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

## ARTICLE
## XII

## PROVISIONS REGARDING MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Primary Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a PMM Right shall not be transferable. A holder of PMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of PMM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the PMM Rights will be transferred back to the Exchange.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a CMM Right shall not be transferable. A holder of CMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the CMM Rights will be transferred back to the Exchange.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall be deemed an Exchange Member. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.5 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Exchange Members must have as the principal purpose of their ownership of Exchange Rights the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.6 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

## ARTICLE XIII

## DEFINITION OF

## TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(e) The term "Commission" means the United States Securities and Exchange Commission.

(f) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(g) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(h) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(i) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(j) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(k) The term "Exchange" has the meaning set forth in Section 1.1 of this

(l) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(m) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(n) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(o) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(p) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(q) The term "Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(r) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(s) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of July 31, 2013.

(t) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(u) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(v) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(w) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(x) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(y) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(z) The term "Public Director" has the meaning set forth in Section 3.2 of this Constitution.

(aa) The term "public representative" means a non-industry representative who has no material business relationship with a broker or dealer or the Exchange.

(bb) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(cc) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(dd) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(ee) The terms "Voting Rights" has the meaning set forth in Section 2.5 of this Constitution.

(ff) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

# Delaware



*The First State*

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TOPAZ EXCHANGE, LLC", CHANGING ITS NAME FROM "TOPAZ EXCHANGE, LLC" TO "ISE GEMINI, LLC", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2014, AT 5:50 O'CLOCK P.M.


SECRETARY OF STATE
1776
1976
DELAWARE



Jeffrey W. Bullock, Secretary of State

5162104 8100

140193167

AUTHENTICATION: 1142571

DATE: 02-18-14

*State of Delaware*
*Secretary of State*
*Division of Corporations*
*Delivered 05:50 PM 02/18/2014*
*FILED 05:50 PM 02/18/2014*
*SRV 140193167 - 5162104 FILE*

# CERTIFICATE OF AMENDMENT TO CERTIFICATE OF FORMATION

# OF

# TOPAZ EXCHANGE, LLC

Topaz Exchange, LLC (hereinafter called the "company"), a limited liability company organized and existing under and by virtue of the Limited Liability Company Act of the State of Delaware, does hereby certify:

1. The name of the limited liability company is Topaz Exchange, LLC

2. The certificate of formation of the company is hereby amended by striking out Article ONE thereof and by substituting in lieu of said Article the following new Article:

"The name of the limited liability company is ISE Gemini, LLC."

Executed on this 18th day of February, 2014.



Name: Joseph W. Ferraro III
Title: Authorized Person

# I General Provisions

### § 1 Name, Corporate Seat and Term

(1) The name of the Corporation is Deutsche Börse Aktiengesellschaft.

(2) The Corporation has its legal seat in Frankfurt/Main.

(3) The Corporation has been established for an undefined period of time.

### § 2 Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, including but not limited to stock exchanges, subject to applicable laws and regulations;

b) services for the design, development and implementation of electronic data processing in areas including but not limited to stock exchange transactions, the securities business of financial institutions and the settlement thereof and, furthermore, the collection, processing and sale of financial information;

c) the provision of support services to undertakings engaged in the stock exchange and securities business which shall include, but not be limited to, the provision of central services to such undertakings in relation to all activities thereof.

(2) The Corporation may acquire, dispose of, develop, lease, rent out or employ for third parties any hardware and software and all facilities related thereto.

(3) The Corporation may transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objecttives. The Corporation may acquire and dispose of real estate, establish branches within and outside Germany and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, the Corporation may enter into intra-Group agreements and joint ventures.

(4) The Corporation shall be subject to confidentiality requirements as are customary in the banking industry.

### § 3 Official Announcements and Information

(1) Official announcements of the Corporation will be published in the Federal Gazette *(Bundesanzeiger)*.

(2) Information to the holders of authorized securities of the Corporation can also be provided by means of remote electronic data transmission.

# II Share Capital and Shares

### § 4 Division and Amount of Share Capital

(1) The share capital of the Corporation is EUR 193,000,000.00 (in words: EUR one hundred ninety three million) and is divided into 193,000,000 registered shares with no par value. The registered shares shall be listed in a share ledger to

be maintained by the Corporation, specifying the name, date of birth and address of the shareholder as well as the amount of shares or the number of each share.

(2) The Corporation shall be entitled to issue collective certificates for several shares. The shareholder shall not be entitled to an individual certificate of its shares unless the rules and regulations of an exchange on which the share is listed for trading require such evidence by document. Share certificates shall be provided with the signature of two members of the Executive Board in original or produced in mechanic facsimile. In all other respects the form of share certificates, dividend coupons and renewal coupons shall be determined by the Executive Board with the approval of the Supervisory Board.

(3) Subject to the Supervisory Board's consent, the Executive Board is authorized to increase the share capital on one or more occasions until 11 May 2016 by up to a total of EUR 5,200,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital I). The shareholders shall be granted subscription rights in this respect.

Subject to the consent of the Supervisory Board, the Executive Board is authorized, however, to exclude subscription rights if the capital increase against contributions in kind is implemented for the purpose of acquiring companies, parts of companies, equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain banks to be specified by the Executive Board or companies operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Gesetz über das Kreditwesen - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(4) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 27,800,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorized Capital II). The shareholders shall be granted subscription rights.

However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights in the event of cash capital increases if the issue price of the new shares does not fall substantially below the quoted price of the shares and the shares issued under the exclusion of shareholders' subscription rights in accordance with section 186 (3) sentence 4 AktG do not exceed a total of 10% of the Corporation's share capital either at the point in time at which the authorization becomes effective by virtue of the amendment to the Articles of Incorporation being recorded in the commercial register or at the time at which the authorization is exercised. All shares issued or sold in direct or analogous application of section 186 (3) sentence 4 AktG during the period in which this authorization is effective until the point in time at which it is exercised shall be included in the calculation of the aforementioned 10% limit.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights to new shares for a pro rata amount of the share capital of up to a total of EUR 3,000,000.00 in order to issue the new shares to employees of the Corporation, or affiliated companies within the meaning of sections 15 et seq. of the AktG, excluding members of the Executive Board and the management of affiliated companies. These shares shall be issued either directly, or indirectly subsequent to their subscription by a credit institution and repurchase by the Corporation.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude shareholders' subscription rights, provided the capital increase is implemented against contributions in kind for the purposes of acquiring companies, parts of companies or equity interests in companies or other assets.

The Executive Board is also authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(5) The Executive Board is authorized, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 26 May 2015 by up to a total of EUR 19,500,000.00 by issuing new registered no-par value shares against cash contributions (Authorized Capital III). The shareholders shall be granted subscription rights. However, the Executive Board is authorized, subject to the Supervisory Board's consent, to exclude fractional amounts from shareholders' subscription rights.

The new shares may also be acquired by certain credit institutions or companies to be specified by the Executive Board operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (*Gesetz über das Kreditwesen* - KWG) subject to the obligation that they offer such shares to shareholders (indirect subscription right).

The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price.

(6) Subject to the Supervisory Board's consent, the Executive Board is authorised to increase the share capital on one or more occasions until 15 May 2017 by up to a total of EUR 6,000,000.00 by issuing new registered no-par value shares against cash contributions and/or contributions in kind (Authorised Capital IV). The shareholders shall be granted pre-emptive subscription rights in this respect unless the Executive Board exercises the authorisation granted to it and excludes shareholder subscription rights with the consent of the Supervisory Board. The Executive Board is authorised to exclude fractional amounts from shareholders' pre-emptive subscription rights with the consent of the Supervisory Board. Furthermore, the Executive Board is authorised to exclude shareholders' pre-emptive subscription rights with the consent of the Supervisory Board for purposes of issuing up to 900,000 new shares each financial year to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG. The Executive Board shall determine, subject to the Supervisory Board's consent, the additional terms and conditions relating to the issue of the shares, including the issue price. Shares issued to members of the Executive Board and employees of the Company, as well as to members of the Executive Boards/management and employees of affiliated companies within the meaning of §§ 15 et seq. AktG carry full dividend rights for the financial year in which they were issued..

## III Corporate Constitution

### § 5 Corporate Bodies

The corporate bodies of the Corporation are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

## A. The Executive Board

### § 6 Composition, Chairman, Standing Rules of Procedure

(1) The Executive Board of the Corporation shall consist of at least two members. The number of the members of the Executive Board will be determined by the Supervisory Board. An appointment of deputy members of the Executive Board is admissible.

(2) The Supervisory Board shall appoint one member of the Executive Board as chairman.

(3) The Supervisory Board shall adopt Standing Rules of Procedure for the Executive Board.

### § 7 Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board acting jointly or by one member of the Executive Board acting jointly with a Prokurist (senior corporate officer).

(2) The Executive Board shall conduct the affairs of the Corporation in accordance with applicable law, these Articles of Incorporation and the Standing Rules of Procedure.

(3) The Supervisory Board may release individual or all members of the Executive Board from the restrictions under Section 181 of the German Civil Code ("BGB") to the effect that they will be allowed to enter into legal transactions with the Corporation as agents of third parties.

### § 8 Advisory Boards

(1) For purposes of advising the Executive Board the Corporation may establish one or several advisory boards.

(2) The members of the advisory boards shall be appointed by the Executive Board for a term of three years, subject to the prior approval of the Supervisory Board. The appointments shall be renewable. The Executive Board will determine the responsibilities for each advisory board and shall adopt Standing Rules of Procedure for the advisory board, which shall, in particular, stipulate the number of the members of the respective advisory board. The advisory board shall from among its members elect a chairman and two vice chairmen.

## B. The Supervisory Board

### § 9 Composition, Term of Office

(1) The Supervisory Board comprises 18 members. Such members shall be elected for a term of office ending at the closing of the General Shareholders' Meeting which votes on the approval for the second fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The General Shareholders' Meeting may set a shorter term of office for one or several shareholder representatives.

(2) No more than two former members of the Executive Board of the Corporation may be members of the Supervisory Board.

(3) If a member of the Supervisory Board ceases to be a member prior to the expiration of his term of office, a new member shall be co-opted for the remaining term of office of the withdrawing member.

## § 10 Resignation from Office

Any member of the Supervisory Board may, for cause or otherwise, resign from office by giving one month's written notice to the Executive Board.

## § 11 Constitution

Immediately after the General Shareholders' Meeting at which the election has been made of all Supervisory Board members to be elected by such Shareholders' Meeting, a Supervisory Board meeting shall be held without any notice having to be given of such meeting. At such meeting, which shall be chaired by the shareholders' Supervisory Board member most senior by age, the Supervisory Board shall from among its members elect a chairman and one vice-chairman for the term of office determined in Art. 9. If the chairman or his vice-chairman should withdraw from such office prior to the expiration of the relevant term, then the Supervisory Board shall elect a substitute for the remaining term of office of the withdrawing member.

## § 12 Duties

(1) The Supervisory Board shall be responsible for the appointment of the members to the Executive Board and the revocation of such appointment.

(2) The Supervisory Board shall determine the types of transactions with respect to which the Executive Board, without prejudice to its authority to represent the Corporation legally, shall obtain the prior approval of the Supervisory Board.

(3) The Supervisory Board may adopt its own Standing Rules of Procedure and may establish committees.

(4) The Supervisory Board is authorized to make amendments to the Articles of Incorporation to the extent that they affect only the wording thereof.

## § 13 Meeting, Resolutions, Minutes, Remuneration

(1) The Supervisory Board shall meet at least twice in each six-month period. The meeting shall be convoked by the Chairman of the Supervisory Board.

(2) The Supervisory Board has quorum if at least half of the members comprising it in accordance with the law and the Articles of Incorporation participate in a resolution to be voted upon. Unless mandatory law provides to the contrary, resolutions of the Supervisory Board will be adopted by a simple majority of the votes cast. The foregoing shall also apply to elections. In case of an equality of votes the chairman shall have the decisive vote.

(3) Resolutions may also be adopted by written vote, telephone or cable as well as by fax or e-mail as the chairman may have directed provided that no member of the Supervisory Board objects to such a procedure within the time limit specified by the Chairman.

(4) Any proceedings and resolutions of the Supervisory Board shall be recorded in minutes which shall be signed by the chairman.

(5) The members of the Supervisory Board shall receive a fixed annual remuneration of EUR 70,000.00. This remuneration shall be increased to EUR 170,000.00 for the Chairman of the Supervisory Board and to EUR 105,000.00 for the Deputy Chairman.

(6) Members of Supervisory Board committees shall receive an additional fixed annual remuneration of EUR 30,000.00 for each committee membership, and members of the Audit Committee shall receive an additional fixed annual remuneration of EUR 35,000.00. The remuneration stipulated in the foregoing sentence shall be increased to EUR 40,000.00 for committee chairpersons, and to EUR 60,000.00 for the chairman of the Audit Committee.

(7) If a Supervisory Board member participates in multiple committees, the remuneration for their activities shall not exceed that for the two most highly remunerated committees in which they participate.

(8) Members of the Supervisory Board who only sit on the board for part of any given fiscal year shall receive one twelfth of the fixed remuneration under section 5 and any committee remuneration under section 6 for each commenced month of membership. Section 7 shall apply accordingly.

(9) The remuneration set out in sub-sections 5, 6 and 7 above shall be due for payment after the Shareholders' Meeting, which is presented with or approves the consolidated annual financial statements for the remuneration year.

(10) The members of the Supervisory Board shall also receive a refund of their cash expenses and of the statutory VAT applicable to the Supervisory Board and committee remuneration.

## C. Shareholders' Meetings

### § 14 Place

Shareholders' Meetings shall be held at the seat of the Corporation.

### § 15 Calling of the Meeting

Unless other persons are authorized by law to do so, the Shareholders' Meetings shall be convened by the Executive Board or the Supervisory Board. To the extent that no shorter period is admissible by law, the convocation of the Shareholders' Meeting must be published in the electronic Federal Gazette (*Bundesanzeiger)* no less than 30 days prior to the conclusion of the date by which shareholders are required under section 16 (1) of the Articles of Incorporation of the Corporation to register to attend the Shareholders' Meeting. The date on which the convocation was published shall not be included in this 30-day period. This does not exclude any other forms of convocation permitted by law.

### § 16 Attendance, Voting Rights

(1) The right to participate in and vote at the Shareholders' Meeting is extended to all shareholders having registered in due time whose shares are registered in the share ledger. The Corporation must receive the registration at the address indicated in the notice of convocation no less than six days prior to the Shareholders' Meeting, whereby the date on which the registration is received is not included in these six days. Registration must be submitted in writing, by fax or in any other manner as stipulated by the Corporation in the notice of convocation of the Shareholders' Meeting.

(2) Each no-par value share shall entitle the holder thereof to cast one vote at a Shareholders' Meeting.

(3) Voting rights may be exercised by proxy. Power of attorneys must be granted in textform, unless a less stringent form is stipulated by law.

(4) The Executive Board is authorized to provide that shareholders are able to participate in the Annual General Meeting in absentia and without appointing a proxy, and to exercise all or some of their rights, in part or in full, via electronic means of communication. The Executive Board is also authorized to stipulate in further detail the conditions of participating in the Annual General Meeting and exercising rights in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

(5) The Executive Board is authorized to provide that shareholders are able to exercise their right to vote at the Annual General Meeting in absentia, either in writing or via electronic means of communication (postal ballot). The Executive Board is also authorized to stipulate in further detail the conditions of voting by postal ballot in accordance with sentence 1. Such conditions shall be communicated at the time the Annual General Meeting is convened.

### § 17 Chairman, Broadcast of the Shareholders' Meeting

(1) Shareholders' Meetings shall be chaired by the chairman of the Supervisory Board, one of his vice-chairmen or any other member of the Supervisory Board to be appointed by the Supervisory Board (Chairman of the Meeting).

(2) The Chairman of the Meeting may determine an order of the items of discussion in deviation from the agenda set out in the notice of the meeting. He shall also determine the method and form of any voting.

(3) The chair of the Annual General Meeting is authorized to limit the time in which shareholders are entitled to make statements and ask questions. In particular, he/she is authorized, either at the beginning or during the course of the Annual General Meeting, to set an appropriate period of time for the entire Annual General Meeting, for an individual agenda item or for individual statements or questions.

(4) The Executive Board may permit the audiovisual transmission of the Shareholders' Meeting.

### § 18 Adoption of Resolutions

(1) Unless mandatory rules of the Stock Corporation Act provide to the contrary, resolutions of the Shareholders' Meeting will be adopted with simple majority of the votes cast. To the extent that the Stock Corporation Act, for purposes of a resolution, prescribes in addition an approving majority of the share capital represented at the meeting, a simple majority of the share capital so represented shall be sufficient subject to admissibility by law.

(2) If, in any election at a Shareholders' Meeting, a simple approving majority is not attained on the first ballot, a second ballot shall be made from a shortlist of such two candidates who have received the largest number of votes. In case of a tie the decision shall be made by drawing lots.

## IV Annual Financial Statements, Appropriation of Profits

### § 19 Fiscal Year

(1) The fiscal year of the Corporation is the calendar year.

(2) Within the first three months of the fiscal year the Executive Board shall prepare the annual balance sheet, profit and loss statement including the notes thereto as well as the management report with respect to the immediately preceding fiscal year and submit these documents without undue delay to the Supervisory Board together with the proposal to the Shareholders' Meeting for the appropriation of net retained profits. The Supervisory Board shall deliver its report to the Executive Board within one month following receipt of the documents referred to hereinbefore.

(3) The annual financial statements, the management report, the report of the Supervisory Board and the proposal for the appropriation of net retained profits shall be submitted to the Shareholders' Meeting not later than within the first eight months of the new fiscal year.

(4) The Shareholders' Meeting shall, within the first eight months of the fiscal year, decide on the approval of the acts of the Executive Board and of the Supervisory Board, the appropriation of net retained profits, the appointment of the auditor and, to the extent provided for by law, on the approval of the annual financial statements.

§ 20 **Appropriation of Profits, Entitlement to Share in Profits**

(1) The resolution adopted by the Shareholders' Meeting with respect to the appropriation of net retained profits shall separately reflect the following items:

a) the amount of net retained profits

b) the amount to be distributed to the shareholders

c) the amounts to be allocated to the revenue reserves

d) the amount of retained profits, if any

e) the amount of additional expenses, if any, incurred as a result of the resolution.

(2) Unless the Shareholders' Meeting resolves otherwise, the shares of the shareholders in the profits will be distributed to the shareholders in proportion to their share capital contributions.

(3) In the event that any share capital contributions were not made until within the given fiscal year the beginning of the entitlement to a share in the profits may be determined in deviation from section 60 (2) of the Stock Corporation Act.

## V Organizational Expenses

§ 21 **Organization Expenses**

The total organizational expenses amounting to approximately EUR 7,669.38 shall be borne by the Corporation.

**Fassung vom 29. Juni 2012**

# STATUTEN

der

Eurex Global Derivatives AG
(Eurex Global Derivatives SA)
(Eurex Global Derivatives Ltd)

mit Sitz in Zürich

## I Grundlagen

### Artikel 1 – Firma und Sitz

Unter der Firma

Eurex Global Derivatives AG
(Eurex Global Derivatives SA)
(Eurex Global Derivatives Ltd)

besteht mit Sitz in Zürich auf unbestimmte Dauer eine Aktiengesellschaft gemäss Art. 620 ff. OR.

### Artikel 2 – Zweck

Die Gesellschaft bezweckt das Halten und Verwalten von Beteiligungen an Unternehmen, die im Börsen-, Finanzinfrastruktur- und Finanzdienstleistungsbereich im In- und Ausland tätig sind; sie kann auch Beteiligungen an solchen Unternehmen halten, die ihr Geschäft auf Rechnung der Gesellschaft führen. Sie kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen sowie alle Geschäfte tätigen, die direkt oder indirekt mit ihrem Zweck in Zusammenhang stehen. Die Gesellschaft kann im In- und Ausland Grundeigentum erwerben, belasten, veräussern und verwalten. Sie kann auch Finanzierungen für eigene oder fremde Rechnung vornehmen sowie Garantien, Bürgschaften und vergleichbare Rechtsgeschäfte, namentlich Freistellungsvereinbarungen für ihre Mutter-, oder andere Gesellschaften des Konzerns und Dritte eingehen. Sie kann sich an Konzernfinanzierungen beteiligen und hierfür der Mutter-, oder anderen Gesellschaften des Konzerns Darlehen gewähren und solche empfangen.

## II. Kapital

### Artikel 3 – Aktienkapital und Aktien

Das Aktienkapital beträgt CHF 100'000 (Schweizer Franken einhunderttausend) und ist eingeteilt in 100 Namenaktien zu CHF 1'000 (Schweizer Franken eintausend).

Die Aktien sind vollständig liberiert.

### Artikel 4 – Aktienzertifikate

Anstelle von einzelnen Aktien kann die Gesellschaft Zertifikate über mehrere Aktien ausstellen.

### Artikel 5 – Umwandlung, Zerlegung und Zusammenlegung von Aktien

Die Generalversammlung kann bei unverändert bleibendem Aktienkapital durch Statutenänderung jederzeit Namenaktien in Inhaberaktien und Inhaberaktien in Namenaktien umwandeln sowie Aktien in solche von kleinerem Nennwert zerlegen oder zu solchen von grösserem Nennwert zusammenlegen, wobei letzteres der Zustimmung des Aktionärs bedarf.

### Artikel 6 – Aktienbuch

Der Verwaltungsrat führt über alle Namenaktien ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Namen und Adresse eingetragen werden.

Im Verhältnis zur Gesellschaft gilt als Aktionär oder als Nutzniesser, wer im Aktienbuch eingetragen ist.

### Artikel 7 – Übertragung der Aktien

Die Übertragung der Namenaktien oder die Begründung einer Nutzniessung an den Namenaktien bedarf der Genehmigung durch den Verwaltungsrat.

Der Verwaltungsrat kann das Gesuch um Zustimmung ohne Angabe von Gründen ablehnen, wenn er im Namen der Gesellschaft dem Veräusserer der Aktien anbietet, die Aktien für deren Rechnung, für Rechnung anderer Aktionäre oder für Rechnung Dritter zum wirklichen Wert im Zeitpunkt des Gesuches zu übernehmen oder wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat.

Sind die Aktien durch Erbgang, Erbteilung, eheliches Güterrecht oder Zwangsvollstreckung erworben worden, so kann der Verwaltungsrat das Gesuch um Zustimmung nur ablehnen, wenn er im Namen der Gesellschaft dem Erwerber die Übernahme der Aktien zum wirklichen Wert anbietet. Der Erwerber kann verlangen, dass der Richter am Sitz der Gesellschaft den wirklichen Wert bestimmt. Die Kosten der Bewertung trägt die Gesellschaft.

## III. Organisation der Gesellschaft

### A. Generalversammlung

**Artikel 8 – Befugnisse**

Oberstes Organ der Gesellschaft ist die Generalversammlung der Aktionäre. Ihr stehen folgende unübertragbare Befugnisse zu:

1. die Festsetzung und Änderung der Statuten;
2. die Wahl der Mitglieder des Verwaltungsrates und der Revisionsstelle;
3. die Genehmigung des Jahresberichtes und der Konzernrechnung;
4. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme;
5. die Entlastung der Mitglieder des Verwaltungsrates;
6. die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.

**Artikel 9 – Einberufung und Traktandierung**

Die ordentliche Versammlung findet alljährlich innerhalb sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedürfnis einberufen.

Die Generalversammlung ist spätestens 20 Tage vor dem Versammlungstag per Post, per Telefax, oder per E-Mail an die Aktionäre und Nutzniesser einzuberufen. Die Einberufung erfolgt durch den Präsidenten des Verwaltungsrates. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

Die Einberufung einer Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 10 Prozent des Aktienkapitals vertreten, verlangt werden. Aktionäre, die Aktien im Nennwert von 1 Million Franken vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Einberufung und Traktandierung werden schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge anbegehrt.

In der Einberufung sind die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird. Die Aktionäre sind hierüber in der Einberufung zu unterrichten.

Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderprüfung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.

**Artikel 10 – Universalversammlung**

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung).

In dieser Versammlung kann über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind.

**Artikel 11 – Vorsitz und Protokoll**

Den Vorsitz in der Generalversammlung führt der Präsident, in dessen Verhinderungsfalle ein anderes vom Verwaltungsrat bestimmtes Mitglied desselben. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen. Die Aktionäre sind berechtigt, das Protokoll einzusehen.

**Artikel 12 – Stimmrecht und Vertretung**

Die Aktionäre üben ihr Stimmrecht in der Generalversammlung nach Verhältnis des gesamten Nennwerts der ihnen gehörenden Aktien aus.

Jeder Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder durch einen Dritten vertreten lassen, der nicht Aktionär zu sein braucht. Der Vertreter hat sich durch schriftliche Vollmacht auszuweisen.

**Artikel 13 – Beschlussfassung**

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der absoluten Mehrheit der vertretenen Aktienstimmen. Bei Stimmengleichheit gilt ein Antrag als abgelehnt. Dem Vorsitzenden steht kein Stichentscheid zu.

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

1. die Änderung des Gesellschaftszweckes;
2. die Einführung von Stimmrechtsaktien;
3. die Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit der Namenaktien;
4. eine genehmigte oder eine bedingte Kapitalerhöhung;
5. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;

6. die Einschränkung oder Aufhebung des Bezugsrechtes;
7. die Verlegung des Sitzes der Gesellschaft;
8. die Auflösung der Gesellschaft.

Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen, können nur mit dem erhöhten Mehr eingeführt und aufgehoben werden.

## B. Verwaltungsrat

### Artikel 14 – Wahl und Zusammensetzung

Der Verwaltungsrat der Gesellschaft besteht aus einem oder mehreren Mitgliedern.

Die Mitglieder des Verwaltungsrates werden auf drei Jahre gewählt. Die Generalversammlung kann bei der Wahl eine andere Amtszeit bestimmen.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet seinen Präsidenten und den Sekretär. Dieser muss dem Verwaltungsrat nicht angehören.

### Artikel 15 – Sitzungen und Beschlussfassung

Der Verwaltungsrat tagt, so oft es die Geschäfte erfordern, mindestens aber zweimal jährlich. Jedes Mitglied des Verwaltungsrates kann unter Angabe der Gründe vom Präsidenten die unverzügliche Einberufung einer Sitzung verlangen.

Die Einberufung erfolgt auf dem Postweg, per Telefax oder per E-Mail unter Angabe der Traktanden. Der Präsident führt den Vorsitz. Ist dieser verhindert, bestimmt er einen Vorsitzenden welcher ihn vertritt.

Der Verwaltungsrat ist grundsätzlich beschlussfähig, wenn die Mehrheit seiner Mitglieder anwesend ist. Kein Präsenzquorum muss eingehalten werden, wenn er ausschliesslich die erfolgte Durchführung einer Kapitalerhöhung festzustellen und die anschliessend vorzunehmenden Statutenänderungen zu beschliessen sind.

Die Beschlüsse des Verwaltungsrates werden mit der Mehrheit der abgegebenen Stimmen gefasst. Bei der Beschlussfassung in Sitzungen des Verwaltungsrates hat der Vorsitzende den Stichentscheid.

Beschlüsse können auch auf dem Zirkularweg gefasst werden, es sei denn, ein Mitglied verlange innert drei Geschäftstagen nach Erhalt des entsprechenden Antrages telefonisch, per Telefax oder E-Mail die Beratung in einer Sitzung.

Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Vorsitzenden und vom Sekretär unterzeichnet wird.

### Artikel 16 – Recht auf Auskunft und Einsicht

Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.

In den Sitzungen sind alle Mitglieder des Verwaltungsrates sowie die mit der Geschäftsführung betrauten Personen zur Auskunft verpflichtet.

Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten, auch über einzelne Geschäfte verlangen.

Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied dem Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.

Weist der Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.

Regelungen oder Beschlüsse des Verwaltungsrates, die das Recht auf Auskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten.

**Artikel 17 – Aufgaben**

Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz oder Statuten der Generalversammlung zugeteilt sind. Er führt die Geschäfte der Gesellschaft, soweit er die Geschäftsführung nicht übertragen hat.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;
2. die Festlegung der Organisation;
3. die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung, sofern diese für die Führung der Gesellschaft notwendig ist;
4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;
5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
6. die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;
7. die Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

**Artikel 18 – Entschädigung**

Der Verwaltungsrat bestimmt die Höhe der seinen Mitgliedern zukommenden festen Entschädigung nach Massgabe ihrer Beanspruchung und Verantwortlichkeit. Ausserordentliche Bemühungen ausserhalb der normalen Verwaltungstätigkeit sind zusätzlich zu entschädigen.

**Artikel 19 – Übertragung der Geschäftsführung und der Vertretung**

Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglementes ganz oder zum Teil an einzelne Mitglieder oder an Dritte übertragen.

Sofern der Verwaltungsrat von dieser Möglichkeit Gebrauch macht, ordnet dieses Reglement die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung.

Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern des Verwaltungsrates gesamthaft zu.

Der Verwaltungsrat kann die Vertretung einem oder mehreren Mitgliedern (Delegierte) oder Dritten (Direktoren) übertragen. Mindestens ein Mitglied des Verwaltungsrates muss zur Vertretung befugt sein.

## C. Revisionsstelle

**Artikel 20 – Revision**

Die Generalversammlung wählt eine Revisionsstelle gemäss den Anforderungen des Obligationenrechts und des Revisionsaufsichtsgesetzes.

Sie kann auf die Wahl einer Revisionsstelle verzichten, wenn:

1. die Gesellschaft nicht zur ordentlichen Revision verpflichtet ist;
2. sämtliche Aktionäre zustimmen; und
3. die Gesellschaft nicht mehr als zehn Vollzeitstellen im Jahresdurchschnitt hat.

Der Verzicht gilt auch für die nachfolgenden Jahre. Jeder Aktionär hat jedoch das Recht, spätestens 10 Tage vor der Generalversammlung die Durchführung einer eingeschränkten Revision und die Wahl einer entsprechenden Revisionsstelle zu verlangen. Die Generalversammlung darf diesfalls die Beschlüsse über die Genehmigung des Jahresberichtes und der Jahresrechnung sowie über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende, erst fassen, wenn der Revisionsbericht vorliegt.

**Artikel 21 – Anforderungen an die Revisionsstelle**

Als Revisionsstelle können eine oder mehrere natürliche oder juristische Personen oder Personengesellschaften gewählt werden.

Die Revisionsstelle muss ihren Wohnsitz, ihren Sitz oder eine eingetragene Zweigniederlassung in der Schweiz haben. Hat die Gesellschaft mehrere Revisionsstellen, so muss zumindest eine diese Voraussetzungen erfüllen.

Ist die Gesellschaft zur ordentlichen Revision verpflichtet, so muss die Generalversammlung als Revisionsstelle einen zugelassenen Revisionsexperten bzw. ein staatlich beaufsichtigtes Revisionsunternehmen nach den Vorschriften des Revisionsaufsichtsgesetzes vom 16. Dezember 2005 wählen.

Ist die Gesellschaft zur eingeschränkten Revision verpflichtet, so muss die Generalversammlung als Revisionsstelle einen zugelassenen Revisor nach den Vorschriften des Revisionsaufsichtsgesetzes vom 16. Dezember 2005 wählen. Vorbehalten bleibt der Verzicht auf die Wahl einer Revisionsstelle nach Artikel 19.

Die Revisionsstelle muss nach Art. 728 bzw. 729 OR unabhängig sein.

Die Revisionsstelle wird für ein Geschäftsjahr gewählt. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Eine Wiederwahl ist möglich. Eine Abberufung ist jederzeit und fristlos möglich.

## IV. Rechnungsabschluss und Gewinnverteilung

### Artikel 22 – Geschäftsjahr und Buchführung

Das Geschäftsjahr beginnt am 1. Januar und endet am 31. Dezember, erstmals am 31. Dezember 2011.

Die Jahresrechnung, bestehend aus Erfolgsrechnung, Bilanz und Anhang, ist gemäss den Vorschriften des Schweizerischen Obligationenrechts, insbesondere der Art. 662a ff. und 958 ff. OR, sowie nach den Grundsätzen der ordnungsgemässen Rechnungslegung aufzustellen.

### Artikel 23 – Reserven und Gewinnverwendung

Aus dem Jahresgewinn ist zuerst die Zuweisung an die Reserven entsprechend den Vorschriften des Gesetzes vorzunehmen. Der Bilanzgewinn steht zur Verfügung der Generalversammlung, die ihn im Rahmen der gesetzlichen Auflagen (insbesondere Art. 671 ff. OR) nach freiem Ermessen verwenden kann.

### Artikel 24 – Auflösung und Liquidation

Die Auflösung der Gesellschaft kann durch einen Beschluss der Generalversammlung, über den eine öffentliche Urkunde zu errichten ist, erfolgen.

Die Liquidation wird durch den Verwaltungsrat besorgt, falls sie nicht durch einen Beschluss der Generalversammlung anderen Personen übertragen wird. Die Liquidation erfolgt gemäss Art. 742 ff. OR.

Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden nach Massgabe der einbezahlten Beträge unter die Aktionäre verteilt.

## V. Benachrichtigung

### Artikel 25 – Mitteilungen und Bekanntmachungen

Einberufungen und Mitteilungen an die Aktionäre erfolgen per Post, per Telefax oder per E-Mail an die im Aktienbuch verzeichneten Adressen.

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.

**Artikel 26 – Schiedsklausel**

Streitigkeiten über Gesellschaftsangelegenheiten zwischen der Gesellschaft und ihren Organen oder Aktionären oder zwischen Mitgliedern von Organen entscheidet unter Ausschluss der ordentlichen Gerichte ein Schiedsgericht von drei Mitgliedern mit Sitz in Zürich.

Jede Partei bezeichnet innerhalb von 30 Tagen einen Schiedsrichter und diese bestimmen zusammen den Vorsitzenden. Können sie sich über die Person des Vorsitzenden nicht innerhalb von 30 Tagen einigen, so wird der Direktor der Zürcher Handelskammer ersucht, diesen zu benennen.

Für das Schiedsgericht gilt das Schweizer Zivilprozessrecht.

## VI. Angaben über beabsichtigte Sachübernahmen (gemäss Art. 628 OR)

**Artikel 27 – beabsichtigte Sachübernahme**

Die Gesellschaft beabsichtigt, nach der Gründung, von der SIX Swiss Exchange AG, in Zürich, folgende Vermögenswerte mit einem Gesamtwert von CHF 28‘021‘347.44 unentgeltlich zu übernehmen:

1. 5'000 voll liberierte Namenaktien der Eurex Zürich AG, in Zürich, mit einem Nennwert von je CHF 1'000 (Schweizer Franken eintausend),

2. die Rechte an der Software Eurex Releases 1.0 bis 14.0, inklusive des Source Codes, sowie

3. das nicht ausschliessliche, zeitlich unbeschränkte und an Eurex-Gesellschaften sublizenzierbare Nutzungsrecht an der Marke „Eurex".



# HANDELSREGISTER DES KANTONS ZÜRICH

| Firmennummer | Rechtsnatur | Eintragung | Löschung | Übertrag | |
|---|---|---|---|---|---|
| CH-020.3.037.372-7 | **Aktiengesellschaft** | 15.12.2011 | | von:<br>auf: | 1 |

 Alle Eintragungen

| Ei | Lö | Firma | Ref | Sitz |
|---|---|---|---|---|
| 1 | | **Eurex Global Derivatives AG** | 1 | Zürich |
| 1 | | (Eurex Global Derivatives SA) (Eurex Global Derivatives Ltd) | | |

| Ei | Lö | Aktienkapital (CHF) | Liberierung (CHF) | Aktien-Stückelung |
|---|---|---|---|---|
| 1 | | 100'000.00 | 100'000.00 | 100 Namenaktien zu CHF 1'000.00 |

| Ei | Lö | Adresse der Firma |
|---|---|---|
| 1 | 2 | ~~c/o SIX Swiss Exchange AG~~<br>~~Selnaustrasse 30~~<br>~~8001 Zürich~~ |
| 2 | | Löwenstrasse 3<br>8001 Zürich |

| Ei | Lö | Zweck |
|---|---|---|
| 1 | 4 | ~~Die Gesellschaft bezweckt das Halten und Verwalten von Beteiligungen an Unternehmen, die im Börsen-, Finanzinfrastruktur- und Finanzdienstleistungsbereich im In- und Ausland tätig sind; sie kann auch Beteiligungen an solchen Unternehmen halten, die ihr Geschäft auf Rechnung der Gesellschaft führen. Sie kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen sowie alle Geschäfte tätigen, die direkt oder indirekt mit ihrem Zweck in Zusammenhang stehen. Die Gesellschaft kann im In- und Ausland Grundeigentum erwerben, belasten, veräussern und verwalten. Sie kann auch Finanzierungen für eigene oder fremde Rechnung vornehmen sowie Garantien und Bürgschaften für Tochtergesellschaften und Dritte eingehen.~~ |
| 4 | | Die Gesellschaft bezweckt das Halten und Verwalten von Beteiligungen an Unternehmen, die im Börsen-, Finanzinfrastruktur- und Finanzdienstleistungsbereich im In- und Ausland tätig sind; sie kann auch Beteiligungen an solchen Unternehmen halten, die ihr Geschäft auf Rechnung der Gesellschaft führen. Sie kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen sowie alle Geschäfte tätigen, die direkt oder indirekt mit ihrem Zweck in Zusammenhang stehen. Die Gesellschaft kann im In- und Ausland Grundeigentum erwerben, belasten, veräussern und verwalten. Sie kann auch Finanzierungen für eigene oder fremde Rechnung vornehmen sowie Garantien, Bürgschaften und vergleichbare Rechtsgeschäfte, namentlich Freistellungsvereinbarungen für ihre Mutter-, oder andere Gesellschaften des Konzerns und Dritte eingehen. Sie kann sich an Konzernfinanzierungen beteiligen und hierfür der Mutter-, oder anderen Gesellschaften des Konzerns Darlehen gewähren und solche empfangen. |

| Ei | Lö | Postadresse |
|---|---|---|
| | | |

| Ei | Lö | Bemerkungen |
|---|---|---|
| 1 | 4 | ~~Mitteilungen an die Aktionäre erfolgen per Brief oder Telefax an die im Aktienbuch verzeichneten Adressen.~~ |
| 1 | | Die Übertragbarkeit der Namenaktien ist nach Massgabe der Statuten beschränkt. |
| 4 | | Mitteilungen an die Aktionäre erfolgen per Post, per Telefax oder per E-Mail an die im Aktienbuch verzeichneten Adressen. |

| Ref | Statutendatum |
|---|---|
| 1 | 12.12.2011 |
| 4 | 28.06.2012 |

| Ei | Lö | Besondere Tatbestände |
|---|---|---|
| 1 | | Die Gesellschaft beabsichtigt, nach der Gründung 5'000 Namenaktien zu CHF 1'000.00 der Eurex Zürich AG (CH-020.3.924.509-9), in Zürich, die Rechte an der Software Eurex Releases 1.0 bis 14.0, inklusive des Source Codes sowie das nicht ausschliessliche, zeitlich unbeschränkte und an Eurex-Gesellschaften sublizenzierbare Nutzungsrecht an der Marke "Eurex" im Wert von gesamthaft CHF 28'021'347.44 unentgeltlich zu übernehmen. |

| Ref | Publikationsorgan |
|---|---|
| 1 | SHAB |

| Ei | Lö | Zweigniederlassung (en) | Ei | Lö | Zweigniederlassung (en) |
|---|---|---|---|---|---|
| | | | | | |

| Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id | Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ZH | 1 | 45009 | 15.12.2011 | 247 | 20.12.2011 | 6468964 | ZH | 5 | 22840 | 18.07.2013 | 140 | 23.07.2013 | 991117 |
| ZH | 2 | 16425 | 16.05.2012 | 98 | 22.05.2012 | 6687096 | ZH | 6 | 131 | 06.01.2014 | 5 | 09.01.2014 | 1273745 |

Zürich, 30.01.2014 08:51

Fortsetzung auf der folgenden Seite



# HANDELSREGISTER DES KANTONS ZÜRICH

| CH-020.3.037.372-7 | Eurex Global Derivatives AG | Zürich | 2 |
|---|---|---|---|

Alle Eintragungen

| Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id | Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ZH | 3 | N 17009 | 23.05.2012 | N 102 | 29.05.2012 | 6693752 | ZH | 7 | 2779 | 22.01.2014 | 17 | 27.01.2014 | 1308113 |
| ZH | 4 | 22131 | 03.07.2012 | 130 | 06.07.2012 | 6755170 | | | | | | | |

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 1 | | 2 | ~~Mäder, Karl Stefan, von Opfikon und Mörschwil, in Zürich~~ | ~~Präsident des Verwaltungsrates~~ | ~~Einzelunterschrift~~ |
| 1 | | 2 | ~~Frommherz, Thomas, von Wallbach, in Bottmingen~~ | ~~Mitglied und Sekretär des Verwaltungsrates~~ | ~~Einzelunterschrift~~ |
| 1 | | | KPMG AG (CH-020.3.001.933-8), in Zürich | Revisionsstelle | |
| 2 | | | Preuss, Andreas, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | Präsident des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 2 | | | Spillmann, Jürg, von Zürich, in Zürich | Mitglied des Verwaltungsrates | Einzelunterschrift |
| 2 | | | Book, Dr. Thomas, deutscher Staatsangehöriger, in Kronberg (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 2 | | | Katz, Gary, amerikanischer Staatsangehöriger, in New York (NY/US) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 2 | | | Peters, Michael, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 2 | | | Reitz, Peter, deutscher Staatsangehöriger, in Leipzig (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 2 | | 7m | ~~Schweickert, Uwe, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 3 | | 5m | ~~Götzinger, Melanie, deutsche Staatsangehörige, in Frankfurt am Main (DE)~~ | ~~Sekretärin (Nichtmitglied)~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 5 | | Bauer, Melanie, deutsche Staatsangehörige, in Frankfurt am Main (DE) | Sekretärin (Nichtmitglied) | ohne Zeichnungsberechtigung |
| 5 | | | Flesch, Markus-Alexander, deutscher Staatsangehöriger, in Dübendorf | | Kollektivprokura zu zweien |
| 5 | | | Gonzalez, Francisco, spanischer Staatsangehöriger, in Wettingen | | Kollektivprokura zu zweien |
| 5 | | | Hartmann, Daniel, von Schinznach Dorf, in Kloten | | Kollektivprokura zu zweien |
| 5 | | | Hirschi, Britta, von Guggisberg, in Zürich | | Kollektivprokura zu zweien |
| 5 | | | Naas, Marcel Daniel, von Zürich, in Uetikon am See | | Kollektivprokura zu zweien |
| 6 | | | Bradley, Brendan, irischer Staatsangehöriger, in Woodford Green (UK) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 6 | | | Dinc, Mehtap, deutsche Staatsangehörige, in Königstein (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 7 | | Schweickert, Uwe, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | | Einzelunterschrift |

Zürich, 30.01.2014 08:51

*– Convenience Translation –*

**Final version, approved by FINMA**

# Articles of Incorporation

for

# Eurex Zürich AG
# (Eurex Zurich Ltd)
# (Eurex Zurich SA)

## I. Name, Corporate Seat, Term and Purpose

Section 1

A limited stock corporation (Aktiengesellschaft), which has its legal seat in Zurich, has been established under the name of

Eurex Zürich AG
Eurex Zurich Ltd
Eurex Zurich SA

pursuant to Article 620 ff. OR (Swiss Code of Obligations). The Corporation has been established for an undefined period of time.

Section 2

The Corporation operates an international operational organization for the electronic trading of products of the financial market, in particular the on-exchange derivatives trade (e.g. options and futures) as well as the off-exchange trade of less standardized products of the financial market (e.g. securities repurchase and securities lending operations). The Corporation may provide services in the field of the electronic stock exchange trade, in particular in the field of software development as well as of the processing and providing of financial data.

The Corporation is entitled to transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objectives. The Corporation may, in particular, acquire and dispose of real estate, acquire and exploit commercial property rights and know-how, establish branches within and outside Switzerland and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, the Corporation may enter into intra-Group agreements and joint ventures.

## II. Share Capital and Shares

Section 3

The share capital of the Corporation is CHF 10,000,000; it is divided into 10,000 registered shares with limited transferability at a nominal value of CHF 1,000 each. The shares have been fully paid in.

## Section 4

No paper share certificates are issued. However, the Corporation may issue the shareholder with a confirmation if required.

By way of an amendment to the Articles of Incorporation, the General Shareholders' Meeting may, at any time, convert registered shares into bearer shares or bearer shares into registered shares.

## Section 5

The Board of Directors shall keep a share ledger, in which the names and addresses of the owners and beneficiaries are registered. Only persons who are registered in the share ledger shall be recognized as shareholders or beneficiaries with respect to the Corporation.

Transfers of shares require approval by the Board of Directors. Approval may be withheld for cause.

The following reasons are regarded as cause:

1. keeping away purchasers which operate, hold shares in or are employed by a company which considered a competitor with regard to the corporate purpose;
2. securing the position of the Corporation as an economically independent company;
3. acquiring and holding shares on behalf or in the interest of third parties.

Approval may be withheld without giving reasons provided that the Board of Directors purchases the shares (for the account of the Corporation, certain shareholders or third parties) at their actual value at the time of the request.

Subsequent to a hearing of the concerned party, the Corporation may delete entries from the share ledger provided that such entries were made on the basis of false statements by the purchaser. The purchaser must be notified of the deletion immediately.

## III. Organization of the Corporation

Section 6

The corporate bodies are:

A. the Shareholders' Meeting
B. the Board of Directors
C. the Executive Board
D. the Auditors

## A. Shareholders' Meeting

Section 7

The Shareholders' Meeting is the highest corporate body. It has the following non-delegable authorities and powers:

1. the establishment and amendment of the Articles of Incorporation;
2. election and dismissal of the members and the President of the Board of Directors, as well as of the Auditors;
3. approval of the annual report, the annual financial statement and the consolidated financial statement as well as of the passing of resolutions with regard to the utilization of the distributable profit, in particular the fixing of dividends and bonuses;
4. discharge of the members of the Board of Directors;

5. passing of resolutions with regard to matters, which are reserved for the Shareholders' Meeting by law or by the Articles of Incorporation, or with which it has been presented by the Board of Directors.

Section 8

The ordinary Shareholders' Meeting shall take place each year within six weeks after the expiration of the fiscal year.

Extraordinary Shareholders' Meetings shall be convened as often as necessary, in particular in the cases provided for by law.

The Board of Directors must convene an extraordinary Shareholders' Meeting if shareholders, which represent at least 10 percent of the share capital, request such convention in writing; the request for such convention must specify items for discussion and the motions.

Section 9

The Shareholders' Meeting shall be convened by the Board of Directors or, if necessary, by the Auditors. The liquidators are also entitled to convene a Shareholders' Meeting.

The Shareholders' Meeting shall be convened by a mailed convening notice, by telefax or by e-mail; such convening notice must be sent at the latest twenty days prior to the date of the meeting. The convening notice must state the items for discussion as well as the motions by the Board of Directors and by the shareholders, which requested the convention of the Shareholders' Meeting or which led to the items for discussion being placed on the agenda.

Subject to the provisions governing the Universal Meeting, no resolutions may be passed with regard to matters which have not been announced in this manner, except for motions with regard to the convention of an extraordinary Shareholders' Meeting or with regard to the conducting of a special audit. However, no prior announcement is required for motions with regard to the items for discussion and with regard to negotiations which do not involve the passing of resolutions.

The owners or representatives of all shares may, if no objection is raised, hold a Shareholders' Meeting without complying with the formalities governing the convention of a Shareholders' Meeting (Universal Meeting). Provided that the owners or representatives of all shares are present, all matters which belong to the sphere of authority of the Shareholders' Meeting may be negotiated and valid resolutions may be passed on such matters, in such Universal Meeting.

The management report and the audit report must be displayed at the seat of the Corporation for inspection by the shareholders at the latest twenty days prior to the date of the ordinary Shareholders' Meeting. Such displaying of reports must be indicated in the convening notice of the Shareholders' Meeting.

## Section 10

The Shareholders' Meeting shall be chaired by the President or, in case he is prevented, by another member of the Board of Directors or by an interim President elected by the Shareholders' Meeting.

The chairman shall appoint the minute taker and the teller, both of whom are not required to be shareholders.

The Board of Directors is responsible for the recording of the minutes which are to be signed by the chairman and the minute taker.

## Section 11

Each share is entitled to one vote.

Each shareholder may have another person, who shall identify himself by means of a written power of attorney, represent him. The representing person is not required to be a shareholder.

The Shareholders' Meeting passes resolutions and carries out elections by way of a simple majority of the share votes present provided that the law or the Articles of Incorporation do not contain provisions to the contrary.

In case the election is undecided after the first round of voting in an election, a second round of voting shall take place, in which the simple majority shall be decisive.

Elections and votes shall be open unless the chairman or one of the shareholders requests voting by secret ballot.

## Section 12

A resolution of the Shareholders' Meeting, which polls at least two thirds of the represented share votes and the absolute majority of the represented par values per share, is required, in addition to the statutory quorum regulations pursuant to Article 704 Paragraph 1 OR, in order to:

1. reduce or lift the restriction on the transferability of registered shares;
2. convert registered shares into bearer shares;
3. dissolve the Corporation by way of liquidation;
4. amend this Section.

## B. Board of Directors

### Section 13

The Board of Directors consists of one or several members. The Board of Directors shall be elected for a term of three years. The term of office of the members of the Board of Directors shall end on the day of the next ordinary Shareholders' Meeting. Prior resignation from office or recall shall remain reserved. New members enter into the term of office of the member whom they are replacing. The members of the Board of Directors may be re-elected at any time.

The Board of Directors shall be self-constituted subject to the provisions of Section 7 Number 2 (election of the President by the Shareholders' Meeting). It shall appoint a secretary, who is not required to be a member of the Board of Directors.

### Section 14

The Board of Directors is responsible for the overall management of the Corporation as well as for the supervision and monitoring of the Executive Board. It shall see to all matters which have not been delegated to another corporate body by law, the Articles of Incorporation or by the Organization Regulations.

In accordance with the Organization Regulations and the Rules of Procedure, the Board of Directors shall delegate the business management to the Executive Board. The Board of Directors shall issue the Organization Regulations as well as the Rules of Procedure, and it shall regulate the corresponding contractual relationships.

The Board of Directors shall have the following non-delegable and inalienable duties:

1. Overall management of the Corporation and issuing of the necessary directives;

2. Establishment of the organization and creation of the agencies required by stock exchange law (surveillance office, appeals board)
3. Issuing of the various regulations (in particular the members' regulations, the regulations governing the surveillance office, the exchange rules, standard practices, and the Organization Regulations);
4. Establishment of the "rules and regulations" for contracts admitted to trading on the stock exchange;
5. Structuring of accounting, budgetary control and financial planning;
6. Appointment and recall of persons entrusted with the management and representation of the Corporation, and regulation of signing authority;
7. Appointment and recall of the head of the internal surveillance office, of the Auditors required by stock exchange legislation, of the members of the appeals board as well as of the advisory boards;
8. Overall supervision of persons entrusted with the management of the Corporation, including but not limited to their compliance with the law, Articles of Incorporation, regulations and directives;
9. Preparation of the management report as well as preparation of the Shareholders' Meeting and execution of its resolutions;
10. Notification of the judge in case of over-indebtedness.

The Board of Directors may assign the preparation and execution of its resolutions or individual supervisory tasks to committees or individual members. It shall be responsible for appropriate reporting to its members.

The Board of Directors shall issue Organization Regulations as well as Rules of Procedure, which regulate all aspects necessary for the organization of the Board of Directors itself and for the creation of the exchange organization.

Section 15

The protocol, the presence of a quorum and the passing of resolutions of the Board of Directors shall comply with the Organization Regulations.

Negotiations and resolutions of the Board of Directors are to be recorded in minutes. The minutes are to be signed by the chairman and the minute taker.

Section 16

The members of the Board of Directors are entitled to reimbursements for expenses paid in the Corporation's interest as well as to executive compensation according to their activity; the Board of Directors itself shall determine the latter.

## C. Executive Board

Section 17

An Executive Board shall be established. It is composed of a chairman as well as at least three more members.

The Executive Board is responsible for the management of the Corporation, the execution of resolutions and directives by the Board of Directors as well as for the representation of the Corporation vis-à-vis third parties.

Furthermore, the Executive Board shall be responsible for:

1. The management of the Corporation in all matters which are not reserved for the Board of Directors;
2. The exercise of the function of the Executive Board as required by stock exchange law;
3. Applications to the Board of Directors pursuant to the regulations;
4. Regularly informing the Board of Directors about the course of business and the state of the Corporation;
5. Announcements of all essential stock exchange events, in particular such events as lead to reports to supervisory authorities;

6. The employment and dismissal of staff and the establishment of terms of employment.

Further details regarding the tasks and positions of members of the Executive Board are set forth in the Organization Regulations and, in particular, in the Rules of Procedure.

## D. Auditors

Section 18

Each year, the Shareholders' Meeting shall elect one or several natural or legal persons to serve as Auditors within the meaning of Article 727 ff. OR. The Auditors pursuant to stock exchange law are generally also appointed to serve as Auditors pursuant to stock corporation law.

## IV. Annual Financial Statements, Appropriation of Profits

Section 19

The annual financial statement shall be finalized by the date respectively determined by the Board of Directors.

The Board of Directors shall prepare a management report for each fiscal year, such management report consisting of the annual financial statement, the annual report and, where necessary, the consolidated financial statement.

Section 20

Subject to the legal provisions governing the distribution of profits, in particular Article 671 ff. OR, the distributable profit shall be at the disposal of the Shareholders' Meeting; in this context the investors' confidence in the stock exchange is to be boosted by the accumulation of ample reserves.

Section 21

The adjustment of bonuses of members of the Board of Directors shall comply with the provisions of Article 677 OR.

## V. Dissolution and Liquidation

Section 22

The Shareholders' Meeting may, at any time, decide the dissolution and liquidation of the Corporation in accordance with the legal and statutory provisions.

The liquidation shall be executed by the Board of Directors provided such liquidation was not delegated to other persons by the Shareholders' Meeting.

The liquidation of the Corporation shall be executed in accordance with Article 742 ff. OR. The liquidators are also authorized to sell assets (including real estate property) in the open market.

After all debts have been repaid, the assets shall be distributed among the shareholders in accordance with the amounts paid in.

## VI. Notifications and Publications

Section 23

Convening notices and notifications of shareholders shall be transmitted by mail, telefax or e-mail to the addresses registered in the share ledger.

Publications to creditors shall take place in the cases required by law by way of publication in the Swiss Official Gazette of Commerce, the publication organ of the Corporation.

## VII. Arbitration Tribunal

Section 24

Disputes with regard to corporate matters between the Corporation and its bodies or shareholders, or between members of bodies shall, without recourse to the ordinary courts of law, be settled by a Zurich-based arbitration tribunal which shall be composed of three members.

Each party shall appoint an arbitrator within thirty days, and such arbitrators shall jointly appoint the chairman. Should such arbitrators not come to an agreement with regard to the appointment of the chairman within thirty days, the Director of the Zurich Chamber of Commerce shall be asked to appoint such chairman.

The arbitration tribunal shall be subject to the Swiss law of civil procedure.

**VIII. Profit Sharing Certificates**

Section 25

The Corporation issued 5,000 profit sharing certificates.

The profit sharing certificates have no nominal value.

The profit sharing certificates are in the concerned party's name; their transferability corresponds to the transferability of registered shares with limited transferability.

No paper certificates are issued for profit sharing certificates. However, the Corporation may issue the shareholder with a confirmation if required.

Each profit sharing certificate entitles the beneficiary, in the case of a payment of dividends, to claim 14/3 times the dividend allotted to a registered share. In the case of liquidation, the share in the liquidation proceeds (after payment of all debts including shareholder loans, if any, and repayment of share capital including any premiums/grants contributed by shareholders), which is allotted to a profit sharing certificate, is 14/3 times as high as the share allotted to a registered share.

Zurich, June 28, 2012

(Date of registration in the Commercial Register: July 3, 2012)



# HANDELSREGISTER DES KANTONS ZÜRICH

| Firmennummer | Rechtsnatur | Eintragung | Löschung | Übertrag CH-020.3.924.509-9 | 1 |
|---|---|---|---|---|---|
| **CHE-100.586.397** | **Aktiengesellschaft** | 19.12.1986 | | von: CH-020.3.924.509-9/a<br>auf: | |



Alle Eintragungen

| Ei | Lö | Firma | Ref | Sitz |
|---|---|---|---|---|
| 1 | 14 | ~~Soffex Swiss Options and Financial Futures Exchange AG~~ | 1 | ~~Dietikon~~ |
| 1 | 14 | ~~(Soffex Swiss Options and Financial Futures Exchange SA) (Soffex Swiss Options and Financial Futures Exchange Ltd)~~ | 5 | Zürich |
| 14 | | **Eurex Zürich AG** | | |
| 14 | 15 | ~~(Eurex Zürich SA) (Eurex Zürich Ltd)~~ | | |
| 15 | | (Eurex Zurich SA) (Eurex Zurich Ltd.) | | |

| Ei | Lö | Aktienkapital (CHF) | Liberierung (CHF) | Aktien-Stückelung |
|---|---|---|---|---|
| 1 | 16 | ~~5'000'000.00~~ | ~~5'000'000.00~~ | ~~5'000 Namenaktien zu CHF 1'000.00~~ |
| 16 | | 10'000'000.00 | 10'000'000.00 | 10'000 Namenaktien zu CHF 1'000.00 |

| Ei | Lö | Adresse der Firma |
|---|---|---|
| 1 | 5 | ~~Neumattstrasse 7~~<br>~~8953 Dietikon~~ |
| 5 | 12 | ~~Selnaustrasse 32~~<br>~~8001 Zürich~~ |
| 12 | 42 | ~~Selnaustrasse 30~~<br>~~8001 Zürich~~ |
| 42 | | Löwenstrasse 3<br>8001 Zürich |

| Ei | Lö | Zweck |
|---|---|---|
| 1 | 10 | ~~Aufbau und Betrieb einer privatrechtlichen Options- und Futures (standardisierte Terminkontrakte)- Börse, unter Ausschluss des Handels mit Wertpapieren; Ergänzung der Wertpapierbörsen und Förderung des Finanzplatzes Schweiz; sorgt im Interesse des Kapitalanlegerschutzes für Transparenz im Handel und überwacht die Handelstätigkeit der Teilnehmer; kann sich an anderen Unternehmen beteiligen sowie Grundbesitz erwerben, verwalten und veräussern.~~ |
| 10 | 15 | ~~Betrieb einer Börse für Effekten, insbesondere für standardisierte Terminkontrakte wie Optionen und Futures. Sorgt für einen leistungsfähigen und transparenten Handel und überwacht die Tätigkeit der Börsenteilnehmer; kann sich an anderen Unternehmen beteiligen sowie Grundstücke erwerben, halten und veräussern.~~ |
| 15 | 44 | ~~Betrieb einer länderübergreifenden Betriebsorganisation für einen elektronischen Terminmarkt für Finanzprodukte (z.B. Optionen und Futures); kann Dienstleistungen im Bereich des elektronischen Börsenhandels erbringen, insbesondere auf dem Gebiet der Softwareentwicklung sowie der Verarbeitung und Zurverfügungstellung von Finanzdaten, sich an anderen Unternehmen beteiligen, Liegenschaften kaufen, vermieten und verkaufen, sowie gewerbliche Schutzrechte und Know-How erwerben und verwerten.~~ |
| 44 | | Die Gesellschaft betreibt eine länderübergreifende Betriebsorganisation für den elektronischen Handel mit Finanzmarktprodukten, insbesondere den börslichen Terminmarkthandel (z.B. Optionen und Futures), sowie den ausserbörslichen Handel mit weniger standardisierten Finanzmarktprodukten (z.B. Wertpapierpensions- und Wertpapierleihegeschäften). Sie kann Dienstleistungen im Bereich des elektronischen Börsenhandels erbringen, insbesondere auf dem Gebiet der Softwareentwicklung sowie der Verarbeitung und Zurverfügungstellung von Finanzdaten. Die Gesellschaft ist berechtigt, alle Geschäfte zu tätigen, Massnahmen durchzuführen und sonstige Handlungen vorzunehmen, welche zur Erreichung des Gesellschaftszwecks unmittelbar oder mittelbar erforderlich, geeignet oder dienlich erscheinen. Sie kann insbesondere Grundstücke erwerben und veräussern, gewerbliche Schutzrechte und Know-How erwerben und verwerten, Zweigniederlassungen im In- und Ausland errichten, sich an Unternehmen gleicher oder verwandter, in Sonderfällen auch anderer Art, beteiligen, solche errichten oder erwerben. Die Gesellschaft ist ferner zum Abschluss von Unternehmens- und Interessengemeinschaftsverträgen berechtigt. |

| Ei | Lö | Postadresse |
|---|---|---|
| | | |

| Ei | Lö | Bemerkungen |
|---|---|---|
| 5 | | Die Übertragbarkeit der Namenaktien ist nach Massgabe der Statuten beschränkt. |
| 10 | 44 | ~~Mitteilungen an die Aktionäre erfolgen durch Brief an die im Aktienbuch verzeichneten Adressen.~~ |

| Ref | Statutendatum |
|---|---|
| 1 | 30.12.1987 |
| 5 | 07.12.1994 |
| 10 | 25.03.1997 |
| 14 | 05.08.1998 |



Fortsetzung auf der folgenden Seite



# HANDELSREGISTER DES KANTONS ZÜRICH

| CHE-100.586.397 | Eurex Zürich AG | Zürich | 2 |
|---|---|---|---|

Alle Eintragungen

| Ei | Lö | Bemerkungen | Ref | Statutendatum |
|---|---|---|---|---|
| 27 | 39 | ~~In Anwendung von Art. 708 Abs. 1 OR hat das Bundesamt für Justiz der Gesellschaft die Bewilligung erteilt, vom Erfordernis abzusehen, wonach die Mehrheit der Mitglieder des Verwaltungsrates sich aus Personen zusammensetzen muss, die in der Schweiz wohnhaft sind und das Schweizer Bürgerrecht besitzen.~~ | 15 | 11.09.1998 |
| | | | 16 | 08.12.1998 |
| | | | 29 | 13.12.2004 |
| 44 | | Mitteilungen an die Aktionäre erfolgen auf dem Postweg, per Telefax oder per E-Mail an die im Aktienbuch verzeichneten Adressen. | 44 | 28.06.2012 |

| Ei | Lö | Besondere Tatbestände | Ref | Publikationsorgan |
|---|---|---|---|---|
| 16 | 44 | ~~Sacheinlage: Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 08.12.1998 gemäss Sacheinlagevertrag vom 08.12.1998 2'000'000 auf den Namen lautende Stückaktien der Eurex Frankfurt AG, in Frankfurt a.M. (D), wofür 5'000 Namenaktien zu CHF 1'000.-- ausgegeben werden.~~ | 1 | SHAB |
| 16 | | 5'000 Genussscheine, mit Rechten auf Anteil am Bilanzgewinn und am Liquidationserlös gemäss Statuten. | | |

| Ei | Lö | Zweigniederlassung (en) | Ei | Lö | Zweigniederlassung (en) |
|---|---|---|---|---|---|
| | | | | | |

| Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id | Zei | Ref | TR-Nr | TR-Datum | SHAB | SHAB-Dat. | Seite / Id |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ZH | 0 | | (Auslassung) | | (Auslassung) | | ZH | 26 | 3501 | 07.02.2002 | 30 | 13.02.2002 | 20 / 340930 |
| ZH | 1 | 4295 | 05.03.1992 | 52 | 17.03.1992 | 1204 | ZH | 27 | 508 | 08.01.2003 | 7 | 14.01.2003 | 20 / 810162 |
| ZH | 2 | 11981 | 10.07.1992 | 140 | 23.07.1992 | 3457 | ZH | 28 | 10258 | 13.04.2004 | 74 | 19.04.2004 | 54 / 2220600 |
| ZH | 3 | 2056 | 02.02.1993 | 30 | 12.02.1993 | 723 | ZH | 29 | 36334 | 20.12.2004 | 251 | 24.12.2004 | 25 / 2608616 |
| ZH | 4 | 11970 | 29.06.1993 | 134 | 14.07.1993 | 3666 | ZH | 30 | 12091 | 28.04.2005 | 86 | 04.05.2005 | 21 / 2822562 |
| ZH | 5 | 26163 | 15.12.1994 | 248 | 21.12.1994 | 6962 | ZH | 31 | 19447 | 08.07.2005 | 135 | 14.07.2005 | 21 / 2932950 |
| ZH | 6 | 5333 | 09.03.1995 | 52 | 15.03.1995 | 1448 | ZH | 32 | 17055 | 22.06.2006 | 123 | 28.06.2006 | 21 / 3437310 |
| ZH | 7 | 4470 | 29.02.1996 | 46 | 06.03.1996 | 1300 | ZH | 33 | 19286 | 12.07.2006 | 137 | 18.07.2006 | 22 / 3471606 |
| ZH | 8 | 21173 | 03.10.1996 | 196 | 09.10.1996 | 6136 | ZH | 34 | 34704 | 21.12.2006 | 252 | 29.12.2006 | 30 / 3701592 |
| ZH | 9 | 7409 | 04.04.1997 | 67 | 10.04.1997 | 2376 | ZH | 35 | 6017 | 26.02.2007 | 43 | 02.03.2007 | 23 / 3804760 |
| ZH | 10 | 9755 | 06.05.1997 | 89 | 13.05.1997 | 3196 | ZH | 36 | 21712 | 02.08.2007 | 151 | 08.08.2007 | 20 / 4058338 |
| ZH | 11 | 14363 | 02.07.1997 | 128 | 08.07.1997 | 4768 | ZH | 37 | 20733 | 22.07.2008 | 144 | 28.07.2008 | 23 / 4591446 |
| ZH | 12 | 16897 | 29.07.1997 | 147 | 05.08.1997 | 5557 | ZH | 38 | 18830 | 25.05.2009 | 102 | 29.05.2009 | 27 / 5042006 |
| ZH | 13 | 10905 | 15.05.1998 | 97 | 22.05.1998 | 3468 | ZH | 39 | 5717 | 05.02.2010 | 29 | 11.02.2010 | 26 / 5489348 |
| ZH | 14 | 17308 | 05.08.1998 | 153 | 11.08.1998 | 5536 | ZH | 40 | 29953 | 17.08.2011 | 161 | 22.08.2011 | 6304562 |
| ZH | 15 | 20472 | 17.09.1998 | 184 | 23.09.1998 | 6552 | ZH | 41 | 37882 | 19.10.2011 | 206 | 24.10.2011 | 6387984 |
| ZH | 16 | 26839 | 11.12.1998 | 245 | 17.12.1998 | 8611 | ZH | 42 | 15531 | 09.05.2012 | 93 | 14.05.2012 | 6677566 |
| ZH | 17 | 15976 | 15.07.1999 | 139 | 21.07.1999 | 4962 | ZH | 43 | B 16702 | 21.05.2012 | B 100 | 24.05.2012 | 6691094 |
| ZH | 18 | 24055 | 29.10.1999 | 215 | 04.11.1999 | 7514 | ZH | 44 | 22132 | 03.07.2012 | 130 | 06.07.2012 | 6755172 |
| ZH | 19 | 4649 | 22.02.2000 | 41 | 28.02.2000 | 1346 | ZH | 45 | 31395 | 12.09.2012 | 180 | 17.09.2012 | 6850506 |
| ZH | 20 | 11714 | 16.05.2000 | 99 | 22.05.2000 | 3440 | ZH | 46 | 32993 | 25.09.2012 | 189 | 28.09.2012 | 6868552 |
| ZH | 21 | 30840 | 20.12.2000 | 252 | 28.12.2000 | 8868 | ZH | 47 | B 33451 | 28.09.2012 | B 192 | 03.10.2012 | 6873570 |
| ZH | 22 | 3198 | 08.02.2001 | 31 | 14.02.2001 | 1114 | ZH | 48 | 3610 | 31.01.2013 | 24 | 05.02.2013 | 7048716 |
| ZH | 23 | 5006 | 26.02.2001 | 43 | 02.03.2001 | 1578 | ZH | 49 | 5124 | 12.02.2013 | 32 | 15.02.2013 | 7065298 |
| ZH | 24 | 13239 | 17.05.2001 | 99 | 23.05.2001 | 3882 | ZH | 50 | 10753 | 28.03.2013 | 64 | 04.04.2013 | 7132856 |
| ZH | 25 | 201 | 08.01.2002 | 8 | 14.01.2002 | 22 / 6854 | ZH | 51 | 32170 | 09.10.2013 | 198 | 14.10.2013 | 1124911 |

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 1 | | 2 | ~~Mollet, Ernst, von Basel, in Bottmingen~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 7 | ~~Ochsner, Walter, von St. Gallen, in Hettlingen~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 7m | ~~Fischer, Dr. Jörg, von Stetten AG, in Zug~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 6m | ~~Odier, Patrick, von Genf, in Veyrier~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |



Fortsetzung auf der folgenden Seite



# HANDELSREGISTER DES KANTONS ZÜRICH

| CHE-100.586.397 | Eurex Zürich AG | Zürich | 3 |
|---|---|---|---|

Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 1 | | 2m | ~~Rossetti, Dr. Gian Pietro, von Caneggio, in Zürich~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 7 | ~~Zimmermann, Prof. Dr. Heinz, von Schwändi und Glarus, in St. Gallen~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 7m | ~~Nägeli, Otto, von Zürich und Uster, in Dielsdorf~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 7 | ~~Spillmann, Jürg, von Zürich, in Zürich~~ | ~~stellvertretender Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 9m | ~~Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Schwyz~~ | ~~Vizedirektor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 1 | | 6m | ~~Schlaubitz, Daniel Andreas, von Meikirch, in Dielsdorf~~ | | ~~Kollektivprokura zu zweien~~ |
| 1 | | 6 | ~~Wagner, Karin, von Zürich, in Rümlang~~ | | ~~Kollektivprokura zu zweien~~ |
| | 2 | 7 | ~~Rossetti, Dr. Gian Pietro, von Caneggio, in Zürich~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 2 | | 6m | ~~Granziol, Dr. Markus, von Zug und Untereggen, in Zug~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 3 | | 7 | ~~Arnold, Josef, von Bürglen UR, in Berikon~~ | | ~~Kollektivprokura zu zweien~~ |
| 4 | | 35m | ~~KPMG Fides Peat, in Zürich~~ | ~~Revisionsstelle~~ | |
| | 6 | 7 | ~~Granziol, Dr. Markus, von Zug und Untereggen, in Hong Kong~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 6 | 7 | ~~Odier, Patrick, von Genf, in Troinex~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 6 | | 17 | ~~von Känel, Beat, von Reichenbach im Kandertal, in Wangen bei Olten~~ | | ~~Kollektivprokura zu zweien~~ |
| 6 | | 7m | ~~Karbe, Ernst, von Turgi, in Würenlos~~ | | ~~Kollektivprokura zu zweien~~ |
| | 6 | 7 | ~~Schlaubitz, Daniel Andreas, von Meikirch, in Oberweningen~~ | | ~~Kollektivprokura zu zweien~~ |
| | 7 | 27 | ~~Fischer, Dr. Jörg, von Stetten AG, in Zug~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 7 | | 10 | ~~Lardy, Dr. Pierre, von Neuenburg, in Vandoeuvres~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 7 | | 8 | ~~Cabiallavetta, Mathis, von Breil/Brigels, in Rüschlikon~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 7 | | 15 | ~~Grübel, Oswald, deutscher Staatsangehöriger, in Zürich~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 7 | | 15 | ~~Guth, Andreas, von Basel und Zürich, in Basel~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 7 | | 8 | ~~Ospel, Marcel, von Basel, in Zug~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 7 | 18m | ~~Nägeli, Otto, von Zürich und Uster, in Stadel~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 7 | 17m | ~~Karbe, Ernst, von Turgi, in Killwangen~~ | | ~~Kollektivprokura zu zweien~~ |
| 8 | | 15 | ~~Bonadurer, Werner, von Versam, in Kilchberg ZH~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 8 | | 15m | ~~Granziol, Markus, von Zug, in London (Grossbritannien)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 9 | 13m | ~~Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Ottenbach~~ | ~~Vizedirektor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 10 | | 15 | ~~Bertherat, Philippe, von Genf, in Anières~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 17 | ~~Sigrist, Dr. Dieter, von Rafz, in Huntwangen~~ | ~~Sekretär (Nichtmitglied)~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 13 | ~~Brügger, Urs, von Meiringen, in Zürich~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 17 | ~~Hunziker-Ebneter, Antoinette, von Häggenschwil und Moosleerau, in Kilchberg ZH~~ | ~~Direktorin~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 18m | ~~Spillmann, Jürg, von Zürich, in Zürich~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 17 | ~~Schlaubitz, Daniel, von Meikirch, in Oberweningen~~ | ~~Vizedirektor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 11 | | 17 | ~~Forschirm, Michael, von Zürich, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 13 | | 17 | ~~Geiges, Bernhard, von Rorschach, in Egg~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 13 | | 17 | ~~Henckel von Donnersmarck, Marie-Henri Charles, von Baden, in Küsnacht ZH~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 13 | | 17 | ~~Stäheli, Michael, von Stallikon, in Bern~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 13 | 17 | ~~Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Wollerau~~ | ~~Vizedirektor~~ | ~~Kollektivunterschrift zu zweien~~ |





| CHE-100.586.397 | Eurex Zürich AG | Zürich | 4 |
|---|---|---|---|

Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 15 | | 32 | ~~Seifert, Dr. Werner, von Winterthur, in Frankfurt am Main (D)~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 28 | ~~Ackermann, Dr. Josef, von Mels, in Zürich~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 34 | ~~Berchtold, Walter, von Zürich und Wasterkingen, in Uitikon~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 33m | ~~Francioni, Dr. Reto, von Zürich, in Brugg~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 15 | 27m | ~~Granziol, Markus, von Zug, in London (GB)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 28 | ~~Häusler, Gerd, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 28 | ~~Patig, Klaus, deutscher Staatsangehöriger, in Königstein (D)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 37m | ~~de Saussure, Jacques, von Genf, in Cologny~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 18m | ~~Franke, Dr. Jörg, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 15 | | 18m | ~~Preuss, Andreas, deutscher Staatsangehöriger, in Schmitten (D)~~ | ~~Direktor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 17 | | 48m | ~~Backes, Edward, deutscher Staatsangehöriger, in Ortenberg-Bleichenbach (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 24m | ~~Bysäth-Grossrieder, Petra, von Gadmen, in Wollerau~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 48m | ~~Eckert, Heike, deutsche Staatsangehörige, in Evanston (USA, Illinois)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 40 | ~~Fehlberg, Dr. Hans-Joachim, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 21 | ~~Galliker, Florian, von Pfeffikon, in Lenzburg~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 41 | ~~Jaskulla, Dr. Ekkehard, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| | 17 | 48m | ~~Karbe, Ernst, von Turgi, in Berikon~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 40 | ~~Klapproth, Christian, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 19 | ~~Mantzke, Ingo, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 40 | ~~Merz, Alfred, von Luzern, in Hausen AG~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 28 | ~~Orth, Robert, deutscher Staatsangehöriger, in Mainz (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 28 | ~~Potthoff, Helmut, deutscher Staatsangehöriger, in Vaterstetten (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 17 | | 21 | ~~Potthoff, Volker, deutscher Staatsangehöriger, in Kronberg (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| | 18 | 24 | ~~Franke, Dr. Jörg, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | ~~Direktor und Vorsitzender der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 18 | 24 | ~~Nägeli, Otto, von Zürich und Uster, in Stadel~~ | ~~Direktor und Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 18 | 22 | ~~Preuss, Andreas, deutscher Staatsangehöriger, in Schmitten (D)~~ | ~~Direktor und Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 18 | 42m | ~~Spillmann, Jürg, von Zürich, in Zürich~~ | ~~Direktor und Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 19 | | 28m | ~~Fischer, Leonhard H., deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivunterschrift zu zweien~~ |
| 19 | | 21 | ~~Liebeskind, Detlef, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 19 | | | Wahl, Thomas, deutscher Staatsangehöriger, in Kelkheim (D) | | Kollektivprokura zu zweien |
| 20 | | 48 | ~~Feuz, Niklaus, von Lauterbrunnen, in Kilchberg ZH~~ | | ~~Kollektivprokura zu zweien~~ |
| 20 | | 21 | ~~Marti, Frank Oliver, von Erlenbach ZH, in Meilen~~ | | ~~Kollektivprokura zu zweien~~ |
| 20 | | 23 | ~~Schmitt, Frank, von Riehen, in Stäfa~~ | | ~~Kollektivprokura zu zweien~~ |
| 20 | | 32 | ~~Schneuwly, Kurt, von Wünnewil-Flamatt, in Bernex~~ | | ~~Kollektivprokura zu zweien~~ |
| 21 | | 28 | ~~Feiertag, Gudrun, deutsche Staatsangehörige, in Ingelheim (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 21 | | 40 | ~~Merkelbach, Alexander, deutscher Staatsangehöriger, in Karben (D)~~ | | ~~Kollektivprokura zu zweien~~ |



# HANDELSREGISTER DES KANTONS ZÜRICH



Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 21 | | 28m | ~~Seul, Vera, deutsche Staatsangehörige, in Bad Soden am Taunus (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 21 | | 36 | ~~Strohmeier, Ulrich, deutscher Staatsangehöriger, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 21 | | 32 | ~~Suter, Mirjam, von Unteriberg, in Wohlen AG~~ | | ~~Kollektivprokura zu zweien~~ |
| 21 | | 48m | ~~Thompson, Marcus, deutscher Staatsangehöriger, in Sulzbach (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 22 | | 48 | ~~Ochsner, Walter M., von St. Gallen, in Hettlingen~~ | | ~~Kollektivprokura zu zweien~~ |
| 23 | | 33 | ~~Franz, Rudolf W., österreichischer Staatsangehöriger, in Frankfurt am Main (D)~~ | ~~Direktor und Vorsitzender der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 23 | | 40 | ~~Lenz, Thomas, deutscher Staatsangehöriger, in Schmitten Arnoldshain (D)~~ | ~~Direktor und stellvertretendes Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 23 | | 31 | ~~Widmer, Michael, von Zürich, in Zürich~~ | ~~Direktor und Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 24 | | 36 | ~~Gisler, Daniel Markus, von Flüelen, in Freienwil~~ | ~~Direktor und Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 24 | 28 | ~~Bysäth, Petra, von Gadmen, in Wollerau~~ | | ~~Kollektivprokura zu zweien~~ |
| 24 | | 48m | ~~Gonzalez, Francisco, spanischer Staatsangehöriger, in Freienwil~~ | | ~~Kollektivprokura zu zweien~~ |
| 24 | | 48m | ~~Naas, Marcel Daniel, von Zürich, in Nürensdorf~~ | | ~~Kollektivprokura zu zweien~~ |
| 24 | | 37 | ~~Weissenberger, Thoralf, von Basel, in Hinwil~~ | | ~~Kollektivprokura zu zweien~~ |
| 25 | | 37 | ~~Liebeskind, Detlef, deutscher Staatsangehöriger, Frankfurt am Main (D)~~ | | ~~Kollektivprokura zu zweien~~ |
| 26 | | 32 | ~~Bachmann, Roger, von Sternenberg, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| | 27 | 34 | ~~Granziol, Markus, von Zug, in London (GB)~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 28 | | 45m | ~~Bänziger, Dr. Hugo, von Zürich, in London (UK)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 28 | 34 | ~~Fischer, Leonhard H., deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 28 | | 48 | ~~Kuhn, Dr. Michael, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 28 | | 42m | ~~Reitz, Peter, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | ~~Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 28 | | 36 | ~~Chiesa, Orlando, von Chiasso, in Oberägeri~~ | ~~Vizedirektor~~ | ~~Kollektivunterschrift zu zweien~~ |
| 28 | | 36m | ~~Jäggi, Willi, von Fulenbach, in Wallisellen~~ | | ~~Kollektivprokura zu zweien~~ |
| | 28 | 48m | ~~Jordan, Vera, deutsche Staatsangehörige, in Liederbach am Taunus (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 28 | | | Norris, Lisa, amerikanische Staatsangehörige, in Frankfurt am Main (DE) | | Kollektivprokura zu zweien |
| 28 | | 37 | ~~Urtheil, Robert, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 30 | | 38 | ~~Henckel von Donnersmarck, Dr. Henri, von Baden, in Küsnacht ZH~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 30 | | 46 | ~~Reck, Dr. Martin, deutscher Staatsangehöriger, in Glattbach (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 30 | | 36 | ~~Röthig, Jürgen, deutscher Staatsangehöriger, in Oberursel (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 31 | | 37 | ~~Danielski, Ralph, deutscher Staatsangehöriger, in Frankfurt (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 31 | | 37 | ~~Elsayan, Lara, von Wetzikon ZH, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 31 | | 48m | ~~Flesch, Markus Alexander, deutscher Staatsangehöriger, in Küsnacht ZH~~ | | ~~Kollektivprokura zu zweien~~ |
| 31 | | | Roth, Randolph, deutscher Staatsangehöriger, in Frankfurt (DE) | | Kollektivprokura zu zweien |
| 31 | | 37 | ~~Velten, Uwe, deutscher Staatsangehöriger, in Frankfurt (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 32 | | 34m | ~~Müller, Dr. Roger, deutscher Staatsangehöriger, in Holzkirchen (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 33 | 36m | ~~Francioni, Dr. Reto, von Zürich, in Brugg~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 34 | | 42 | ~~Gomez, Prof. Dr. Peter, von St. Gallen, in St. Gallen~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |



# HANDELSREGISTER DES KANTONS ZÜRICH

| CHE-100.586.397 | Eurex Zürich AG | Zürich | 6 |
|---|---|---|---|

Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 34 | | 36 | ~~Hlubek, Mathias, deutscher Staatsangehöriger, in Kronberg im Taunus (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 34 | 46 | ~~Müller, Dr. Roger, deutscher Staatsangehöriger, in Holzkirchen (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 34 | | 36m | ~~Butt, Claudia Katharina, deutsche Staatsangehörige, in Zürich~~ | ~~Sekretärin (Nichtmitglied)~~ | ~~Kollektivunterschrift zu zweien~~ |
| 34 | | | Preuss, Andreas, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | Vorsitzender der Geschäftsleitung | Kollektivunterschrift zu zweien |
| | 35 | 44m | ~~KPMG AG, in Zürich~~ | ~~Revisionsstelle~~ | |
| | 36 | 42m | ~~Francioni, Dr. Reto, von Zürich, in Frankfurt am Main (DE)~~ | ~~Vizepräsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 36 | | 38 | ~~Gell, Christian, österreichischer Staatsangehöriger, in Wollerau~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 36 | | 37m | ~~Häberli, Andreas, von Ballwil und Littau, in Herrliberg~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 36 | | 40 | ~~Teller, Nicholas, britischer Staatsangehöriger, in Bad Homburg (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 36 | 42 | ~~Butt, Claudia Katharina, deutsche Staatsangehörige, in Richterswil~~ | ~~Sekretärin (Nichtmitglied)~~ | ~~Kollektivunterschrift zu zweien~~ |
| 36 | | 42m | ~~Bock, Dr. Thomas, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~ | ~~Mitglied der Geschäftsleitung~~ | ~~Kollektivunterschrift zu zweien~~ |
| 36 | | 48m | ~~Ehinger, Tobias, deutscher Staatsangehöriger, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| | 36 | 42 | ~~Jäggi, Willi, von Fulenbach, in Lachen~~ | | ~~Kollektivprokura zu zweien~~ |
| 36 | | | Sicuro, Marcello, von Volketswil, in Zürich | | Kollektivprokura zu zweien |
| 37 | | 38 | ~~Eichelmann, Thomas, deutscher Staatsangehöriger, in München (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 37 | 42 | ~~de Saussure, Jacques, von Genf, in Genf~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 37 | 38 | ~~Häberli, Andreas, von Ballwil und Littau, in Küsnacht ZH~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 37 | | | Katz, Gary, amerikanischer Staatsangehöriger, in New York (US) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |
| 37 | | | Peters, Michael, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |
| 37 | | 48m | ~~Hartmann, Daniel, von Schinznach-Dorf, in Lufingen~~ | | ~~Kollektivprokura zu zweien~~ |
| 37 | | | Kennedy, Keith, britischer Staatsangehöriger, in Colombier NE | | Kollektivprokura zu zweien |
| 37 | | | Lehl, Christoph, deutscher Staatsangehöriger, in Griesheim (DE) | | Kollektivprokura zu zweien |
| 37 | | 51 | ~~Martini, Juan, von Oberwil BL, in Dürnten~~ | | ~~Kollektivprokura zu zweien~~ |
| 37 | | 51 | ~~Morganti, Flavio, von Maggia, in Bülach~~ | | ~~Kollektivprokura zu zweien~~ |
| 37 | | | Schmaltz, Gottfried, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | | Kollektivprokura zu zweien |
| 37 | | 48 | ~~Riguzzi, Corinne, von Gommiswald, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 38 | | 42 | ~~Baumann, Walter J., von Wädenswil, in Zürich~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 38 | | 42 | ~~Rüegsegger, Urs, von Wachseldorn, in Mörschwil~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 38 | | 51m | ~~Bradley, Brendan, irischer Staatsangehöriger, in London (UK)~~ | | ~~Kollektivprokura zu zweien~~ |
| 38 | | 42 | ~~Scherrer, Christian, von Schänis, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 38 | | 40 | ~~Bushell, Evelin, von Zürich, in Zürich~~ | | ~~Kollektivprokura zu zweien~~ |
| 38 | | 50 | ~~Reinhold, Simone, deutsche Staatsangehörige, in Neu-Anspach (DE)~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | 42 | ~~Frisch, Matthias, von Zumikon, in Kilchberg ZH~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 40 | | 46 | ~~Müller, Erik Tim, deutscher Staatsangehöriger, in Bad Homburg (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 40 | | 48m | ~~Pottmeyer, Gregor, deutscher Staatsangehöriger, in Esslingen (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| 40 | | 42 | ~~Beglinger, Martina, von Walenstadt, in Fehraltorf~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | 48m | ~~Gast, Frank, deutscher Staatsangehöriger, in Küsnacht ZH~~ | | ~~Kollektivprokura zu zweien~~ |



Fortsetzung auf der folgenden Seite



# Handelsregister des Kantons Zürich

| CHE-100.586.397 | Eurex Zürich AG | Zürich | 7 |
|---|---|---|---|

Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| 40 | | 42 | ~~Grünenfelder, Roland, von Schneisingen, in Siglistorf~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | 42 | ~~Meyer, Grego, von Kirchdorf BE, in Volketswil~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | 42 | ~~Müller, Matthias, von Zürich, in Langnau am Albis~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | 42 | ~~Nigg, Roland, liechtensteinischer Staatsangehöriger, in Triesen (LI)~~ | | ~~Kollektivprokura zu zweien~~ |
| 40 | | | Schweickert, Uwe, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | | Kollektivprokura zu zweien |
| 40 | | | Vossmann, Oliver, deutscher Staatsangehöriger, in Wachenheim (DE) | | Kollektivprokura zu zweien |
| | 42 | 45m | ~~Francioni, Dr. Reto, von Zürich, in Frankfurt am Main (DE)~~ | ~~Präsident des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 42 | | Spillmann, Jürg, von Zürich, in Zürich | Direktor und Mitglied der Geschäftsleitung | Einzelunterschrift |
| 42 | | 43m | ~~Götzinger, Melani, deutsche Staatsangehörige, in Frankfurt am Main (DE)~~ | ~~Sekretärin (Nichtmitglied)~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 42 | | Book, Dr. Thomas, deutscher Staatsangehöriger, in Kronberg (DE) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |
| | 42 | | Reitz, Peter, deutscher Staatsangehöriger, in Leipzig (DE) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |
| | 43 | 48m | ~~Götzinger, Melanie, deutsche Staatsangehörige, in Frankfurt am Main (DE)~~ | ~~Sekretärin (Nichtmitglied)~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 44 | | KPMG AG (CH-020.3.001.933-8), in Zürich | Revisionsstelle | |
| | 45 | | Bänziger, Dr. Hugo, von Zürich, in London (UK) | Präsident des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 45 | | Francioni, Dr. Reto, von Zürich, in Frankfurt am Main (DE) | Vizepräsident des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 46 | | 48m | ~~Berliand, Richard, britischer Staatsangehöriger, in Lingfield (UK)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 46 | | 48m | ~~Demolière, Serge, deutscher Staatsangehöriger, in Berlin (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 46 | | 47m | ~~Klaus, Martn, von Uerkheim, in Wollerau~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 46 | | 48m | ~~Klöss, Susanne, deutsche Staatsangehörige, in München (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| 46 | | 48m | ~~Roth, Petra, deutsche Staatsangehörige, in Frankfurt am Main (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 47 | 48m | ~~Klaus, Martin, von Uerkheim, in Wollerau~~ | ~~Mitglied des Verwaltungsrates~~ | ~~ohne Zeichnungsberechtigung~~ |
| | 48 | | Berliand, Richard, britischer Staatsangehöriger, in Lingfield (UK) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 48 | | Demolière, Serge, deutscher Staatsangehöriger, in Berlin (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 48 | | Klaus, Martin, von Uerkheim, in Wollerau | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 48 | 49m | ~~Klöss, Susanne, deutsche Staatsangehörige, in München (DE)~~ | ~~Mitglied des Verwaltungsrates~~ | ~~Kollektivunterschrift zu zweien~~ |
| | 48 | | Pottmeyer, Gregor, deutscher Staatsangehöriger, in Bad Homburg (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 48 | | Roth, Dr. Petra, deutsche Staatsangehörige, in Frankfurt am Main (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 48 | | Bauer, Melanie, deutsche Staatsangehörige, in Frankfurt am Main (DE) | Sekretärin (Nichtmitglied) | ohne Zeichnungsberechtigung |
| | 48 | | Backes, Edward, deutscher Staatsangehöriger, in Frankfurt am Main (DE) | | Kollektivprokura zu zweien |
| 48 | | | de Courten, Christophe Etienne, von Sierre, in Embrach | | Kollektivprokura zu zweien |
| | 48 | | Eckert, Heike, deutsche Staatsangehörige, in Oberursel (DE) | | Kollektivprokura zu zweien |
| | 48 | | Ehinger, Tobias, deutscher Staatsangehöriger, in London (UK) | | Kollektivprokura zu zweien |
| | 48 | | Flesch, Markus-Alexander, deutscher Staatsangehöriger, in Dübendorf | | Kollektivprokura zu zweien |
| | 48 | 50 | ~~Gast, Frank, deutscher Staatsangehöriger, in Bad Homburg (DE)~~ | | ~~Kollektivprokura zu zweien~~ |



Fortsetzung auf der folgenden Seite



# HANDELSREGISTER DES KANTONS ZÜRICH

| **CHE-100.586.397** | **Eurex Zürich AG** | **Zürich** | **8** |
|---|---|---|---|

Alle Eintragungen

| Ei | Ae | Lö | Personalangaben | Funktion | Zeichnungsart |
|---|---|---|---|---|---|
| | 48 | | Gonzalez, Francisco, spanischer Staatsangehöriger, in Wettingen | | Kollektivprokura zu zweien |
| | 48 | | Hartmann, Daniel, von Schinznach-Dorf, in Kloten | | Kollektivprokura zu zweien |
| | 48 | | Jordan, Vera, deutsche Staatsangehörige, in Kelkheim (DE) | | Kollektivprokura zu zweien |
| | 48 | | Karbe, Ernst, von Turgi, in Unterengstringen | | Kollektivprokura zu zweien |
| | 48 | | Naas, Marcel Daniel, von Zürich, in Uetikon am See | | Kollektivprokura zu zweien |
| | 48 | | Thompson, Marcus, deutscher Staatsangehöriger, in Kelkheim (DE) | | Kollektivprokura zu zweien |
| | 49 | | Kloess, Susanne, deutsche Staatsangehörige, in München (DE) | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| 50 | | | Stars, Hauke, deutsche Staatsangehörige, in Rüdlingen | Mitglied des Verwaltungsrates | Kollektivunterschrift zu zweien |
| | 51 | | Bradley, Brendan Joseph, irischer Staatsangehöriger, in Woodford Green (Essex/UK) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |
| 51 | | | Dinc, Mehtap, deutsche Staatsangehörige, in Königstein (DE) | Mitglied der Geschäftsleitung | Kollektivunterschrift zu zweien |

Zürich, 31.01.2014 16:58

*– Convenience Translation –*

As amended on September 14, 2012
(shareholders' resolution of the amendments to the Articles of Incorporation)

# EUREX FRANKFURT AKTIENGESELLSCHAFT

# ARTICLES OF INCORPORATION

## I.
## General Provisions

### § 1
### Name, Corporate Seat and Term

(1) The name of the Company is
EUREX Frankfurt Aktiengesellschaft.

(2) The Company's registered office is in Frankfurt am Main.

(3) The Company is established for an unlimited period of time.

### § 2
### Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, notably securities exchanges in accordance with statutory provisions including electronic exchanges for derivatives trading (in particular options and financial futures), performing the function of a clearing house including the operation of a clearing system for physical and monetary settlement of transactions;

b) planning, development and execution of electronic data processing, in particular in the stock exchange business, clearing business and securities business of banks as well as gathering, processing and distributing data relating to securities and/or derivatives;

c) providing support services to companies active in exchange, clearing and securities business, in particular by performing central services in all areas of activity for the companies in question.

(2) The Corporation may acquire, sell, develop, rent or lease out hardware and software and all accompanying facilities, or use such hardware, software or accompanying facilities for third parties.

(3) The Corporation may conduct transactions, implement measures and take other action that appears directly or indirectly necessary, suitable or useful in order to achieve the Corporation's purpose. In particular, it may buy and sell real property, establish branch offices in Germany and abroad; hold interests in, establish or acquire companies of the same or a related type or in special cases even of another type. Moreover, the Corporation may conclude affiliation agreements (*Unternehmensverträge*) and cooperation agreements.

(4) The Corporation is subject to the standard confidentiality requirements for the banking industry.

(5) EUREX is a registered trademark of Deutsche Börse AG.

## § 3
## Announcements

Announcements of the Corporation shall be published in the Federal Gazette (*Bundesanzeiger*).

## II.

## Share Capital and Shares

### § 4

### Amount and Division of Share Capital

(1) The share capital of the Corporation is EUR 6,000,000.00 (in words: EUR six million) and is divided into 6,000,000 registered shares with no par value. The shareholders shall be recorded in a share register to be kept by the Corporation.

(2) The shares may only be transferred with the Corporation's approval.

## III.

## Organisation of the Corporation

### § 5

### Corporate Bodies

The corporate bodies are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

## A.
## The Executive Board

### § 6
### Composition, Rules of Procedure

(1) The Corporation's Executive Board comprises one or more members. The number of Executive Board members is determined by the Supervisory Board. Deputy Executive Board members may be appointed.

(2) The Supervisory Board may adopt rules of procedure for the Executive Board.

### § 7
### Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board or by one member of the Executive Board together with a registered agent holding a general power of attorney with a statutorily defined scope (*Prokurist*). If the Corporation has only one Executive Board member it is legally represented by this member alone.

(2) The Executive Board manages the Corporation in accordance with the law, the articles of incorporation and by-laws, and – to the extent use was made of the option under § 6 (2) – the rules of procedure.

### § 8
### Advisory Board

The Corporation may establish one or several Advisory Boards.

## B.
## Supervisory Board

### § 9
### Composition, Term of Office

The Supervisory Board consists of twelve members. The Supervisory Board consists of only nine members up to and including 31 December 2004. Unless a shorter term of office is determined upon their election, the members of the Supervisory Board are elected to serve until the end of the Shareholders' Meeting which resolves upon the ratification of the actions of the Supervisory Board for the fourth business year following the beginning of their term of office. The business year in which the term of office begins is not included. If a Supervisory Board member resigns from office before completing his term, the Supervisory Board is to hold a by-election to determine a replacement member for the remainder of the term of the member who left.

### § 10
### Resignation from Office

Any member of the Supervisory Board may, even without cause, resign from office by giving one month's written notice to the Executive Board. The chairman of the Executive Board can agree to a shortening of the notice period. If he is unable to do so, the Deputy Chairman is responsible for this task.

### § 11
### Constitution

A Supervisory Board meeting that does not require a special invitation shall be held following the Shareholders' Meeting in which all Supervisory Board members to be elected by the Shareholders' Meeting have been newly elected. The oldest Supervisory Board member from among those who are shareholders shall chair this meeting, during which the Supervisory Board shall elect a chairman and his deputy for the term of his office as prescribed in § 9, from amongst its members. If the chairman or his deputy resign from office before completing their term of office, the Supervisory Board is to hold a by-election to determine a replacement for the remainder of the term of the resigning member.

## § 12
## Duties

(1) The appointment and discharge of Executive Board members is the responsibility of the Supervisory Board.

(2) Notwithstanding Executive Board authorization to represent the Corporation in business dealings, the Supervisory Board may determine the transactions for which the Executive Board requires its prior approval.

(3) The Supervisory Board may adopt rules of procedure and form committees.

(4) The Supervisory Board is authorized to make amendments to the articles of incorporation and by-laws that only affect the wording.

## § 13
## Meetings, Resolutions, Minutes

(1) Notwithstanding section 110 of the German Stock Corporation Act (*Aktiengesetz*), the Chairman may convene Supervisory Board meetings if necessary.

(2) Resolutions may also be passed in writing, by telex, telephone, or telegram if the chairman has requested votes be cast in this manner and no member of the Supervisory

Board has objected to this procedure.

(3) Minutes, which are to be signed by the chairman, are to be taken of the Supervisory Board's discussions and resolutions.

## C.
## The Shareholders' Meeting

### § 14
### Place

The Shareholders' Meeting shall be held at the Corporation's registered office.

### § 15
### Calling of the Meeting

The Executive Board or the Supervisory Board shall convene the Shareholders' Meeting. The meeting must be convened at least one month prior to the date on which it is to be held, not counting the day on which it is announced, the day on which the invitation is sent and the day of the meeting itself.

### § 16
### Participation/Voting Rights

(1) All shareholders may participate in the Shareholders' Meeting. The shareholders identify themselves by referring to the Corporation's share register.

(2) Each no-par value share carries one vote at the Shareholders' Meeting.

**§ 17**

**Chairman of the Meeting**

(1) The Chairman of the Supervisory Board, or, if he is prevented, his deputy or any other person to be determined by the Shareholders' Meeting (chairman of the meeting), is to chair the Shareholders' Meeting.

(3) The chairman of the meeting may decide on a different order of the agenda items to be discussed. He shall furthermore determine the manner of voting.

**§ 18**

**Adoption of Resolutions**

(1) Resolutions of the Shareholders' Meeting are adopted with a simple majority of the votes cast, unless mandatory provisions of the German Stock Corporation Act specify otherwise. To the extent that the Stock Corporation Act specifies that resolutions be adopted by a majority of the share capital represented at the adoption of said resolutions, a simple majority of share capital represented suffices, insofar as this is permissible by law.

(2) If, in elections by the Shareholders' Meeting, a simple majority is not achieved during the first round of voting, a second run-off election shall be held between the two individuals who received the most votes. In the event of a tie, lots shall be drawn.

## IV.

## Annual Financial Statements, Appropriation of Profit

### § 19

### Fiscal Year

The Corporation's fiscal year is the calendar year. The first fiscal year is an abridged fiscal year and ends on 31 December 1998.

### § 20

### Entitlement to Dividends

If contributions have been made to the share capital during the course of the fiscal year, the beginning of entitlement to dividends may deviate from § 60 (2) of the Stock Corporation Act.

## V.

## Formation Expenses

### § 21

### Formation Costs

The Corporation bears the costs related to formation (notary and legal fees, publication costs as well as the costs for the audit of the formation) with a total limit of approximately EUR 40,903.35

## VI.
## Exemption from Prohibitions on Competition

### § 22
### Opening Clause

The Shareholders' Meeting is authorized to exempt, by resolution, individual or all shareholders or Executive Board members from the non-competition clause either fully or limited to specific cases. In such case, these individuals are authorized, directly or indirectly, in their own name or in the name of a third party, for their own or for third-party account, either directly or through an intermediary, to enter into competition with the Corporation, to work for a competitor or to hold interests in a competitor corporation. The Shareholders' Meeting resolution must stipulate further details (e.g. definition of activities, remuneration agreement) of the exemption to the non-competition clause.

-------------------------

1. **Anzahl der bisherigen Eintragungen:**

   51

2. **a) Firma:**

   EUREX Frankfurt Aktiengesellschaft

   **b) Sitz, Niederlassung, inländische Geschäftsanschrift, empfangsberechtigte Person, Zweigniederlassungen:**

   Frankfurt am Main
   Geschäftsanschrift: Mergenthalerallee 61, 65760 Eschborn

   **c) Gegenstand des Unternehmens:**

   Der Betrieb von Börsen, insbesondere von Wertpapierbörsen nach Maßgabe der gesetzlichen Bestimmungen einschließlich der elektronischen Börsen für Termingeschäfte (insbesondere Optionen und Financial Futures), die Wahrnehmung der Aufgaben eines Clearing-Hauses einschließlich des Betriebs eines Clearing-Systems für die geld- und stückmäßige Abwicklung der Geschäfte; die Planung, Entwicklung und Durchführung elektronischer Datenverarbeitung, insbesondere im Bereich des Börsengeschäfts, Clearing-Geschäfts und des Wertpapiergeschäfts der Kreditinstitute einschließlich dessen Abwicklung sowie Sammlung, Verarbeitung und der Vertrieb von auf Wertpapiere und/oder Derivate bezogenen Informationen; die Erbringung von unterstützenden Dienstleistungen für mit dem Börsen-, Clearing- und Wertpapiergeschäfts befaßte Unternehmen, insbesondere durch Wahrnehmung zentraler Dienste in sämtlichen Tätigkeitsbereichen für die betroffenen Unternehmen.

3. **Grund- oder Stammkapital:**

   6.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Ist nur ein Vorstandsmitglied bestellt, so vertritt es die Gesellschaft allein. Sind mehrere Vorstandsmitglieder bestellt, so wird die Gesellschaft durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   **b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:**

   Vorstand: Dr. Book, Thomas, Hörstel, *18.06.1971
   Vorstand: Katz, Gary, New York/ USA, *22.10.1950
   Vorstand: Peters, Michael, Frankfurt am Main, *11.08.1963
   Vorstand: Preuß, Andreas, Beaconsfield, Buckinghamshire HP9 2BU/ Großbritannien, *22.06.1956
   Vorstand: Reitz, Peter, Frankfurt am Main, *16.09.1965

   Vertretungsberechtigt gemeinsam mit einem anderen Vorstandsmitglied oder einem Prokuristen:
   Vorstand: Bradley, Brendan, Woodfort Green, Großbritannien, *19.06.1964
   Vorstand: Dinc, Mehtap, Königstein im Taunus, *08.07.1967

5. **Prokura:**

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Backes, Edward, Ortenberg-Bleichenbach, *11.10.1962
Bendixen, Thomas, Frankfurt am Main, *16.06.1961
Deierling, Patrick, Frankfurt am Main, *09.12.1964
Eckert, Heike, Evanston, Illinois, USA, *11.09.1968
Dr. Eholzer, Wolfgang, Oberusel, *07.02.1966
Fernandez Martinez, Felix, Frankfurt am Main, *01.12.1962
Dr. Gebhardt, Cord, Kelkheim, *21.01.1964
Graulich, Matthias, Königstein, *15.03.1974
Hachmeister, Jens, Frankfurt am Main, *26.01.1972
Haderup, Oliver, Frankfurt am Main, *25.04.1968
Hartmann, Daniel, Lufingen/ Schweiz, *24.01.1968
Heath, Stuart, Westerham/ Großbritannien, *17.04.1966
Heinrich, Udo, Niedernhausen, *13.03.1965
Heizmann, Richard, Dietzenbach, *13.07.1962
Hillen, Jürgen, Karben, *02.09.1963
Höptner, Georg Alexander, Frankfurt, *24.11.1970
Jenkins, Grant, Sutton/ Großbritannien, *30.01.1973
Jordan, Vera, Bad Soden am Taunus, *01.03.1968
Karbe, Ernst, Berikon/Schweiz, *22.11.1955
Knobbe, Tobias, Oberursel (Taunus), *30.06.1973
Knoblauch, Stefan, Friedrichsdorf-Köppern, *12.11.1970
Kraus, Christoph, Sulzbach, *21.02.1972
Köhler, Steffen, Oberursel (Taunus), *08.05.1969
Lehl, Christoph, Griesheim, *02.01.1968
Leonhard, Ralf, Schwalbach, *25.06.1970
Mack, Bernd, Langgöns, *08.12.1961
Mai, Stefan, Kronberg, *03.08.1974
Martini, Juan, Dürnten/ Schweiz, *05.07.1961
Merz, Alfred, Hausen/Schweiz, *07.02.1962
Morganti, Flavio, Bülach/ Schweiz, *07.01.1973
Norris, Lisa, Frankfurt am Main, *16.11.1960
Regan, Elizabeth, Frankfurt am Main, *31.01.1967
Reinhold, Simone, Neu-Anspach, *24.10.1965
Dr. Roeckl-Schmidt, Sabine, Oberursel (Taunus), *19.03.1965
Dr. Roth, Randolf, Suhl, *16.06.1969
Dr. Sauermann, Sabine, Frankfurt, *27.09.1973
Schlentrich, Barbara, Wiesbaden, *08.06.1971
Schmaltz, Gottfried, Frankfurt, *06.04.1965
Schmitz-Lau, Nikolas, Konz, *06.04.1968
Schuster, France, Hammersbach, *27.02.1967
Schweickert, Uwe, Frankfurt, *30.06.1971
Schwind, Thilo, Bad Vilbel, *09.11.1963
Schwinn, Roland, Rösrath, *25.04.1964
Stürtz, Holger, Frankfurt am Main, *25.06.1969
Thompson, Marcus, Frankfurt am Main, *23.08.1963
Urban, Nadja, Gießen, *17.05.1968

Dr. Vollrath, Robert, Bad Soden, *15.04.1974
Vossmann, Oliver, Frankenthal, *22.11.1964
Wahl, Thomas, Kelkheim, *20.09.1965
Weber, Frank, Eltville am Rhein, *18.02.1968
Wißbach, Thomas, Langgöns, *11.11.1962
Zickwolff, Marcus, Neu-Anspach, *01.08.1963
Dr. Zinser, Martin P. J., Kronau, *06.03.1966

**6. a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:**

Aktiengesellschaft
Satzung vom 24.08.1998
Zuletzt geändert durch Beschluss vom 14.09.2012

**b) Sonstige Rechtsverhältnisse:**

Die Gesellschaft hat mit Zustimmung der Hauptversammlung vom 26.11.1998 als Käuferin mit der Deutsche Börse Terminmarkt GmbH, Frankfurt am Main, eingetragen im Handelsregister des Amtsgerichts Frankfurt am Main unter HRB 44276, als Verkäuferin am 13.10.1998 einen Aktienkauf- und Abtretungsvertrag geschlossen.
Zwischen der Gesellschaft und der EUREX Clearing AG in Frankfurt am Main als beauftragte Gesellschaft ist am 18.11.1998 ein Geschäftsbesorgungsvertrag abgeschlossen, dem die Hauptversammlung durch Beschluss vom 26.11.1998 zugestimmt hat.

**7. a) Tag der letzten Eintragung:**

17.02.2014

# U.S. EXCHANGE HOLDINGS, INC.

# SECOND AMENDED AND RESTATED

# BY LAWS

## ARTICLE I

## DEFINITIONS

SECTION 1. **Definitions**. As used in these Bylaws, the following terms shall have the meanings set forth in this Section 1 of Article I (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"**Board**" and "**Board of Directors**" mean the board of directors of the Corporation.

"**Business Day**" means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the City of Chicago.

"**Certificate of Incorporation**" means the certificate of incorporation of the Corporation, as amended, modified, supplemented or restated from time to time.

"**Chairman of the Board**" means the person filling the office described in Article III, Section 5.

"**Commission**" means the United States Securities and Exchange Commission.

"**Controlled National Securities Exchange**" means a national securities exchange controlled, directly or indirectly, by the Corporation, including but not limited to, ISE, LLC or the Direct Edge Exchanges.

"**Corporation**" means U.S. Exchange Holdings, Inc.

"**Designated Officer**" has the meaning set forth in Article III, Section 14.

"**Direct Edge Exchanges**" means EDGA Exchange, Inc. and EDGX Exchange, Inc.

"**Director**" means a director of the Corporation.

"**Disinterested Directors**" has the meaning set forth in Article V, Section 4.

"**Emergency**" has the meaning set forth in Article III, Section 14.

"**Governmental Authority**" means any nation or government, any state, municipality or other political subdivision of any of the foregoing entities, any international, multilateral or intergovernmental organization, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any of the foregoing entities (including any court of law), any self-regulatory organization or any arbitration panel.

"**ISE, LLC**" means International Securities Exchange, LLC.

"**Person**" means an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

"**President**" means the person filling the office of the president of the Corporation.

"**Secretary**" means the person filling the office of the secretary of the Corporation.

"**Stockholders**" has the meaning set forth in Article II, Section 1.

"**Treasurer**" means the person filling the office of the treasurer of the Corporation.

"**Vice President**" means the person filling the office of the vice president of the Corporation.

SECTION 2. **Certain Rules of Construction.** (a) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in these Bylaws shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws. References to the Articles, Sections, Paragraphs or Exhibits shall refer respectively to the articles, sections, paragraphs or exhibits of these Bylaws, unless otherwise expressly provided.

(c) When used herein, the terms "include," "includes," and "including" are not limiting.

(d) Unless the context requires otherwise, correlative forms of any term defined herein shall have a corresponding meaning to that of such term.

## ARTICLE II

## MEETINGS OF STOCKHOLDERS

SECTION 1. **Time and Place of Meetings of Stockholders.** Subject to Section 2 of this Article II, all meetings of the holders of common stock of the Corporation (the "Stockholders") shall be held at such place and time within or without the State of Illinois as the Board, by resolution, shall determine and as set forth in the notice of the meeting.

SECTION 2. **Annual Meetings.** Subject to Section 8 of this Article II, the annual meeting of Stockholders shall be held in Chicago, Illinois on the first Tuesday in April at 11:30 a.m. Central Time (or, if such day is not a Business Day, on the next succeeding Business Day), or at such other time and place within four months following the close of the previous fiscal year as the Board may designate in writing from time to time, to elect the Directors in accordance with these Bylaws and to transact such other business as may properly come before such meeting. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next Business Day.

SECTION 3. **Special Meetings.** (a) Special meetings of the Stockholders may be called by the Stockholders holding a majority of the outstanding common stock of the Corporation for any purpose or purposes. Any such call shall state the purpose or purposes of the proposed meeting.

(b) Special meetings may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of such meeting.

(c) At any special meeting, no business unrelated to the purpose or purposes stated in the notice thereof may be transacted without the unanimous consent of the Stockholders entitled to vote thereat.

SECTION 4. **Stockholders of Record.** (a) The record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding (i) the day on which notice is given, or (ii) the day on which the meeting is held if notice is not given by reason of due waiver thereof, and the record date for determining Stockholders for any other purpose shall be the close of business on the day on which the resolution of the Board relating thereto is adopted.

(b) A determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders, made in accordance with this Section 4 of this Article II, shall apply to any adjournment thereof.

SECTION 5. **Notice of Meetings.** (a) Written notice, which may include electronic mail, stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting has been called, shall be delivered by the Secretary to each Stockholder entitled to vote thereat at such Stockholder's address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

(b) Notice of any meeting need not be given to any Stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting to the chairman of such meeting (whether orally or in writing) prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Stockholder.

SECTION 6. **Quorum and Voting.** (a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders originally notified of their entitlement to vote at the meeting shall be entitled to vote at any adjournment or adjournments thereof. The Stockholders present, in person or by proxy, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Stockholders whose absence would result in less than a quorum being present.

(b) Each Stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and the provisions of these Bylaws shall be entitled to one vote for each share of common stock held by such Stockholder. Such Stockholder shall vote in person or by a proxy executed in writing by the Stockholder or by the Stockholder's duly authorized attorney-in-fact and filed with the Board before or at the time of the meeting, but no proxy shall be voted after eleven months from its date unless such proxy provides for a longer period.

(c) All decisions shall require the affirmative vote of Stockholders representing a majority of the outstanding common stock of the Corporation, except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

SECTION 7. **Telephonic Meetings.** Stockholders may participate in a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 8. **Action Without Meeting.** Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock entitled to vote thereon were present and voted. Any action taken pursuant to this Section 8 of this Article II shall become effective at the time such consent is signed by Stockholders holding the requisite number of shares of common stock, unless the consent specifies a different effective date.

## ARTICLE III

## DIRECTORS

SECTION 1. **Powers of the Board of Directors.** (a) Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, the management of the business and affairs of the Corporation shall be vested in the Board and the Board shall have all powers necessary for the management and administration of the business and affairs of the Corporation and for the promotion of their welfare, objects and purposes. Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, such authority shall include:

(i) all power necessary to govern the Corporation;

(ii) the power to consider and approve mergers, acquisitions, consolidations and similar matters,

(iii) the power to organize affiliates and subsidiaries;

(iv) the power to issue orders, directions and resolutions; and

(v) the power to consider, and make decisions with respect to, any and all matters related to the welfare of the Corporation as permitted by the laws of the State of Delaware.

(b) In the event of any dispute or difference of opinion as to the policies of the Corporation as to any other matter or thing whatsoever in connection with any matters specified in Paragraph (a) of this Section 1 of this Article III or otherwise related to the Corporation or the conduct of the Corporation's business, the final decision shall, except as otherwise expressly provided herein, be vested in the Board.

(c) Except as otherwise provided in these Bylaws or authorized by the Board, no other Person, including Directors, officers, agents, consultants, employees or affiliates of the Corporation, shall have the authority or power, directly or indirectly, to act as agent of the Corporation for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Corporation or in any other way bind the Corporation or hold itself out as acting for or on behalf of the Corporation. Any attempted action in contravention of this Section 1 of this Article III shall be null and void *ab initio* and not binding upon the Corporation.

(d) Persons dealing with the Corporation are entitled to rely conclusively upon the power and authority of the Board and of any officer duly appointed and acting as set forth in these Bylaws or as authorized by the Board. Persons dealing with the Corporation are entitled to rely conclusively upon a certificate signed by any Director or the Secretary as to the incumbency of any other Director, officer or other personnel of the Corporation.

(e) The Board may delegate functions relating to the day-to-day operations of the Corporation to such Directors, officers, agents, consultants or employees as the Board may from time to time designate. Such Directors, officers, agents, consultants or employees need not be employees of the Corporation, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Board. Any such duties, powers, responsibilities or authority so prescribed may be removed at any time, with or without cause, by the Board.

SECTION 2. **Composition of the Board of Directors.** (a) The Board shall consist of two or more Directors, one of whom is the President.

(b) If no President has been appointed by the Board as specified in Article IV, the Board may consist of one fewer Director than is specified in Section 2(a) of this Article III.

SECTION 3. **Change in Number of Directors.** The number of Directors shall be determined from time to time by resolution of either the stockholders or the Board without further amendment to this section, *provided* that no such change in the number of directors may shorten the term of any incumbent director.

SECTION 4. **Term.** Each Director shall be elected to hold office until the first succeeding annual meeting following such Director's election and until a successor is elected and qualified, or until the earlier death, disqualification, resignation, or removal of such Director. The President shall serve as a Director from the date that he or she assumes office until his or her resignation or removal as President.

SECTION 5. **Powers and Duties of the Chairman of the Board.** The Chairman of the Board shall be appointed by the Board from among the members thereof at the first meeting of the Board after each annual meeting of the Stockholders. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board at which he or she is present. The performance of any such duty by the Chairman of the Board shall be conclusive evidence of his or her power to act.

SECTION 6. **Resignation and Removal.** (a) Any Director may resign from the Board at any time by giving notice thereof to the President or the Secretary. Such resignation shall be effective as of the date of such notice or on such other date as may be specified in such notice.

(b) The Stockholders, by majority vote, shall have the power to remove any Director at any time with or without cause.

SECTION 7. **Vacancies.** (a) Any vacant or newly created Director position shall be filled by a vote of a majority of the Directors then in office. Each Director appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor and each Director appointed to fill a newly created Directorship shall serve for the duration of the term specified in the applicable Board resolution.

(b) Any vacancy with respect to which the remaining term of office is (i) six months or more shall be filled at the next regular meeting of the Board or (ii) less than six months need not be filled until the next annual election.

(c) Notwithstanding any other provision contained in these Bylaws, in the case of the Chairman of the Board's absence or inability to act, or a vacancy in the office of the Chairman of the Board, the Board shall appoint a successor Chairman of the Board at its next regular meeting. Until the Board appoints such a successor Chairman of the Board, the President shall assume all the functions and discharge all of the duties of the Chairman of the Board.

SECTION 8. **Meetings.** Each meeting of the Board shall be held at such times and places as the Board may elect for the purpose of conducting such business as may be properly conducted at such a meeting. A special meeting of the Board may be called by the Chairman of the Board at any time in his or her sole discretion and shall be called by the Secretary if a majority of the Directors request a special meeting, and such meeting shall be held at such times and places as the Chairman of the Board or the Secretary may designate. Notice of each meeting of the Board shall state the date, time and place thereof, but need not state the purpose thereof except as may otherwise be required by law, and shall be delivered to each Director orally, by electronic mail, mail or any other means, at least one Business Day before the time of the meeting. Directors may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 9. **Quorum and Voting.** (a) At all meetings of the Board, unless otherwise set forth in these Bylaws, a quorum for the transaction of business upon which all Directors are entitled to vote shall consist of a majority of the Board.

(b) When a quorum is present at a meeting of the Board, a majority of Directors shall have the power to decide any question that may come before such meeting, except as otherwise provided by these Bylaws or by law.

(c) In the absence of a quorum, a majority of Directors at any meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of Directors shall be present. The Directors present at any meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Directors whose absence would result in less than a quorum being present.

SECTION 10. **Action Without Meeting.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if all Directors consent in writing to a resolution authorizing such action, and such resolution is filed with the minutes of proceedings of the Board.

SECTION 11. **Compensation of Directors and Loans to Directors and Officers.** No loan shall be made by the Corporation to any Director or officer. Directors shall not receive any stated salary for their services as Directors or as members of committees, but the Board may, by resolution, fix a flat fee to cover reasonable expenses of the Directors in connection with their attendance at meetings. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent or otherwise and receiving compensation therefor.

SECTION 12. **Interested Directors**. (a) No Director shall directly or indirectly participate as a member of the Board or of any committee in any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested. Interested Directors may be counted in determining the presence of a quorum at the meeting of the Board or of any committee considering any matter from which any such Director is barred from participation pursuant to this Section 12 of this Article III.

(b) An interested Director shall disqualify himself or herself or shall be disqualified by a vote of the Board or, in the case of committee votes, the chairman of the relevant committee.

(c) For purposes of this Section 12 of this Article III, a Director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration.

SECTION 13. **Committees.** The Board may by resolution or resolutions passed by a majority of the Board, designate one or more committees. To the extent provided in the authorizing resolution of the Board, each committee may have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the authorizing resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock in the Corporation.

## ARTICLE IV

## OFFICERS

SECTION 1. **Selection by Board.** (a) Officers may be appointed by the Board from time to time, including a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Board deems necessary or useful in connection with the conduct of the Corporation's business and affairs. Officers may be appointed by the Board at any meeting of the Board. Each officer shall hold his or her office for one year and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Two or more offices may be held by the same person except the offices of President and Secretary.

(b) Any officer, agent, or employee of the Corporation may be removed, or his or her authority suspended, by the Board with or without cause at any time. Such removal or suspension of authority without cause shall be without prejudice to such person's contractual rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contractual rights. The compensation of officers, agents, and employees appointed by the Board shall be fixed by the Board, but this power may be delegated to any officer, agent, or employee as to persons under his or her direction or control. Notwithstanding the foregoing, the compensation of the President shall be determined by the Board, except that, if the President is a Director at such time, the President shall recuse himself or herself from the consideration of his or her compensation. No officer shall be precluded from receiving a salary because he or she is also a Director.

SECTION 2. **Powers and Duties of the President.** (a) Subject to the direction of the Board, the President shall have general supervision over, and day to day management of, the business and affairs of the Corporation. The President shall be the representative of the Corporation in all public matters. The President shall also carry out all of the responsibilities and duties of any subordinate officer in the event of a vacancy in any subordinate office or the temporary absence or incapacity of any subordinate officer.

(b) The President may employ and discharge employees and agents of the Corporation, except such as may be appointed or otherwise designated by the Board, and he or she may delegate these powers.

(c) The President shall be a Director by virtue of his or her office and shall be an ex officio member, without the right to vote, of all committees that may be established by the Board pursuant to Section 13 of Article III, without prejudice to his or her being specifically appointed as a voting member of any committee. If the President is not then the Chairman of the Board, in the absence or inability to act of the Chairman of the Board, he or she shall preside at all meetings of the Stockholders and of the Board at which he or she is present.

(d) The President shall not engage in any other occupation during his or her incumbency except with the approval of the Board.

(e) The President or his or her designee may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof, and may, in his or her discretion, delegate such powers by executing proxies or otherwise, on behalf of the Corporation; *provided*, that the Board, by resolution from time to time, may confer like powers upon any other person or persons. The President shall also have such other powers and perform such other duties as the Board may designate. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(f) In the case of the President's temporary absence or inability to act, the President may designate any other officer to assume all the functions and discharge all of the duties of the President. Upon the President's failure to so designate, or if the office of the President is vacant, an officer designated by the Board shall perform the functions and duties of the President. Any person appointed to act in the capacity of the President pursuant to this Section 2 of this Article IV shall not be a member of the Board unless the office of President is vacant.

SECTION 3. **Powers and Duties of the Secretary.** The Secretary shall attend all meetings, and have charge of the minutes of all proceedings, of the Stockholders and the Board. He or she shall attend to the giving of all notices to Stockholders and Directors. He or she shall have charge of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the record of Stockholders of the Corporation, and of such other books and papers as the Board may direct from time to time. He or she shall have all such other powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her from time to time by the President or the Board.

SECTION 4. **Powers and Duties of the Treasurer.** The Treasurer shall have responsibility for the financial affairs of the Corporation and shall maintain appropriate books and records of the financial affairs of the Corporation. The Treasurer shall also have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board may authorize from time to time. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such other powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her from time to time by the President or the Board.

SECTION 5. **Powers and Duties of the Vice Presidents.** Each Vice President shall have such powers and duties as may be prescribed by the President or the Board.

SECTION 6. **Additional Officers.** The Board may appoint such other officers as it may deem appropriate, and such other officers shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board.

SECTION 7. **Resignation.** Any officer may resign by giving notice thereof to the Chairman of the Board, the President or the Secretary, or to any officer to whom such officer reports. Such resignation shall be effective as of the date of such notice or on such date as may be specified in such notice.

## ARTICLE V

## INDEMNIFICATION

SECTION 1. **Indemnification.** (a) The Corporation shall hold harmless and indemnify each of its officers, Directors, employees and agents from and against, and reimburse such persons for, any and all liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, incurred, directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by, or in the right of, the Corporation to procure a judgment in its favor or by, or in the right of, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a Director, officer, employee or agent of the Corporation or is or was serving at any time such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a Director, officer, employee or agent of the Corporation or such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; *provided, however*, that (i) indemnification shall be paid pursuant to this Section 1 of this Article V if, and only if, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) no indemnification shall be payable pursuant to this Article V if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(b) In the event any person seeking indemnification from the Corporation hereunder is required to bring any action to enforce rights or to collect monies due under this Section 1 of this Article V and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

SECTION 2. **Continuation of Indemnity.** All agreements and obligations of the Corporation to any person contained in this Article V shall continue during the period such person shall serve as a Director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, by reason of the fact that such person was a Director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and all such agreements and obligations of the Corporation shall inure to the benefit of any such person's heirs, executors and administrators.

SECTION 3. **Advancement and Repayment of Expenses.** Expenses incurred by an officer, Director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such Director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1(a) of this Article V. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

SECTION 4. **Authorization.** Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 of this Article V. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding ("Disinterested Directors") or (ii) by the Stockholders or (iii) notwithstanding any determination made pursuant to the foregoing clause (i) or (ii), by independent legal counsel in a written opinion if a quorum of Disinterested Directors so directs.

SECTION 5. **Notification and Defense of Claim.** Promptly after receipt by a person seeking indemnification pursuant to this Article V of notice of the commencement of any action, suit or proceeding, such person shall, if a claim in respect thereof is to be made against the Corporation under Section 1 of this Article V, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to such person otherwise than under Section 1 of this Article V. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense;

(b) Except as otherwise provided in this Article V, the Corporation may, jointly with any other party providing indemnification that was similarly notified, assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article V for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above; and

(c) Notwithstanding any other provision of this Section 5 of this Article V, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article V for any amounts paid in settlement of any action or claim effected without the Corporation's written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent. Neither the Corporation nor any such person will unreasonably withhold its, his or her consent to any proposed settlement.

SECTION 6. **Nonexclusivity.** The indemnification and advancement of expenses, provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaws, as now in effect or as hereafter amended, any agreement, any vote of Stockholders or Directors, any applicable law, or otherwise.

## ARTICLE VI

## MISCELLANEOUS

SECTION 1. **Certificates of Stock.** Certificates representing shares of stock in the Corporation shall be in such form and shall bear such legends as may be determined by the Board on advice of counsel from time to time. Such certificates shall be signed by the President and by the Secretary and shall be sealed with the seal of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the Stockholder to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued pursuant to the provisions of Section 2 of this Article VI.

SECTION 2. **Lost Certificates.** A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3. **Transfer of Shares.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. **Dividends.** Subject to the provisions of the Certificate of Incorporation, the Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time in their discretion, deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Directors shall deem conducive to the interests of the Corporation.

SECTION 5. **Seal.** The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL -- DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 6. **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

SECTION 7. **Checks.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolutions of the Board.

SECTION 8. **Notice and Waiver of Notice.** (a) Whenever any notice is required to be given under the provisions of the Certificate of Incorporation, these Bylaws or any resolution adopted by the Board, personal notice is not meant unless expressly so stated. If mailed, any notice so required shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

(b) Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 9. **Amendments.** These Bylaws may be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board, at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, is contained in the notice of such special meeting. For so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of these Bylaws shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECTION 10. **Severability.** In the event that any provision of these Bylaws should be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of these Bylaws, which shall remain in full force and effect in accordance with the terms thereof and shall be construed as if such invalid or unenforceable provision had not been contained therein. The Corporation shall use its reasonable best efforts to replace such invalid or unenforceable provision with a similar but valid or enforceable provision as nearly as possible reflecting the intent of the invalid or unenforceable provision.

SECTION 11. **Governing Law.** These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 12. **Section References.** Article or Section titles or captions contained in these Bylaws are included only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Bylaws or the intent of any provision hereof or thereof.

SECTION 13. **Decisions.** Any decisions to be made by any Person (including the Corporation and any officer, agent, employee, representative or committee thereof) under these Bylaws may be made by such Person in the sole discretion of such Person.

SECTION 14. **Contracts.** Subject to compliance with the authorization requirements therefor in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 15. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board may select.

SECTION 16. **Jurisdiction.** (a) The Corporation and its officers, directors, and employees whose principal place of business and residence is outside of the United States, in the case of any such director, officer, or employee by virtue of his or her acceptance of any such position and to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the Commission for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the Commission arising out of, or relating to, the activities of the Controlled National Securities Exchange, or facility thereof (and those officers, directors and employees of the Corporation shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer, or employee shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the Commission, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(b) The Corporation shall take reasonable steps necessary to cause its officers, directors, and employees prior to accepting a position as an officer, director, or employee, as applicable, of the Corporation to consent to the applicability to them of Article TENTH, Article, TWELFTH, Article FOURTEENTH, and Article FIFTEENTH of the Certificate of Incorporation of the Corporation and Section 16(a) hereof to the extent that such officers, directors, and employees are involved in the activities of a Controlled National Securities Exchange, or facility thereof.

# Delaware



*The First State*

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "U.S. EXCHANGE HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF JULY, A.D. 2010, AT 4:49 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY'S OFFICE
DELAWARE
1793
1855



Jeffrey W. Bullock, Secretary of State

3651073 8100

100773424

AUTHENTICATION: 8134835

DATE: 07-26-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:49 PM 07/26/2010
FILED 04:49 PM 07/26/2010
SRV 100773424 - 3651073 FILE

# SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

## OF

## U.S. EXCHANGE HOLDINGS, INC.

**July 26, 2010**

The name of the corporation is U.S. Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on April 24, 2003 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name U.S. Exchange Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 24, 2003 and was amended and restated on December 19, 2007 (as amended and restated, the "**Original Certificate**"). This Second Amended and Restated Certificate of Incorporation of the Corporation (this "**Restated Certificate**") is being filed pursuant to Sections 242 and 245 of the Delaware General Corporation Law, and restates, integrates and amends the Original Certificate.

**FIRST:** The name of the Corporation is U.S. Exchange Holdings, Inc.

**SECOND:** The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

**THIRD:** The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

**FOURTH:** The total number of shares of stock which the Corporation is authorized to issue is 100,000 shares of common stock and the par value of each such share is $0.01.

**FIFTH:** The board of directors of the Corporation (the "**Board of Directors**") may make bylaws and from time to time may alter, amend or repeal bylaws.

**SIXTH:** Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

**SEVENTH:** The following provision is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to exercise all corporate powers and do all acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Restated Certificate and the Bylaws in effect at the time of such action; *provided, however,* that no bylaws adopted shall invalidate any prior act of the directors that would have been valid if such bylaw had not been made.

**EIGHTH:** The Corporation shall, in accordance with the Bylaws and to the fullest extent permitted by Section 145 of the DGCL, as each may be amended from time to time, indemnify all Persons whom it may indemnify pursuant thereto. As used in this Restated Certificate, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

**NINTH:** To the fullest extent that the DGCL, as it may be amended from time to time, permits the limitation or elimination of liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except when such liability is imposed (i) directly or indirectly as a result of a violation of the federal securities laws, (ii) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (iii) for any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iv) pursuant to Section 174 of the DGCL or (v) as a result of any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article NINTH shall apply or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

**TENTH:** In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall, to the extent such director is involved in the activities of one or more national securities exchanges controlled, directly or indirectly, by the Corporation (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Corporation ("ISE, LLC"), EDGA Exchange, Inc., a Delaware corporation, and EDGX Exchange, Inc., a Delaware corporation, or facility thereof, take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its responsibilities under the Securities Exchange Act of 1934 (the "**Exchange Act**"), and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof, and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer, or employee shall, to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Controlled National Securities Exchange pursuant to its respective regulatory authority and the United States Securities and Exchange Commission (the "**Commission**"). Nothing in this Article TENTH shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Article TENTH.

**ELEVENTH:** The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange pursuant to its regulatory authority and the Commission and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange pursuant to its respective regulatory authority and the Commission with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

**TWELFTH:** For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, or facility thereof, the Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the Controlled National Securities Exchange and to the Controlled National Securities Exchange's obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors of the Controlled National Securities Exchange relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

**THIRTEENTH:** For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, the Corporation shall take reasonable steps necessary to cause International Securities Exchange Holdings, Inc. (**"ISE Holdings"**), a Delaware corporation and a wholly-owned subsidiary of the Corporation, to be in compliance with the Ownership Limits and the Voting Limits, as such terms are defined in Article FOURTH, Section III of the certificate of incorporation of ISE Holdings. If any Person, either alone or together with its Related Persons, at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, 10%, 15%, 20%, 25%, 30%, 35%, or 40% or more of the then-outstanding shares in the Corporation, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of each Controlled National Securities Exchange and to the International Securities Exchange Trust, a statutory trust formed under the laws of the state of Delaware, as provided in that certain Amended and Restated Trust Agreement, dated as of February 4, 2010, among the Corporation, ISE Holdings, Wilmington Trust Company, as Delaware Trustee, Sharon Brown-Hruska, as Trustee, Robert Schwartz, as Trustee and Heinz Zimmermann, as Trustee, which notice shall state (A) such Person's full legal name, (B) such Person's title or status and the date on which such title or status was acquired, (C) such Person's approximate ownership interest in the Corporation, and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in this Restated Certificate, the term **"Related Persons"** shall mean (1) with respect to any Person, any executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member, as applicable, and all **"affiliates"** and **"associates"** of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member of the Controlled National Securities Exchange (as such term is defined in Section 3(a)(3)(A) of the Exchange Act)(**"Member"**), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "beneficially owned", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

**FOURTEENTH:** All confidential information pertaining to the self-regulatory function of a Controlled National Securities Exchange, or facility thereof (including, but not limited to, confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Controlled National Securities Exchange, or facility thereof that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (i) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Restated Certificate of Incorporation shall be interpreted as to limit or impede: (A) the rights of the Commission or the Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder; or (B) the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Controlled National Securities Exchange.

*[Remainder of the page intentionally left blank]*

**FIFTEENTH:** For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books and records are related to, or such officers, directors and employees are involved in, the activities of the Controlled National Securities Exchange, or facility thereof. The Corporation's books and records relating to the activities of a Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and the Controlled National Securities Exchange. The Corporation's books and records related to the activities of a Controlled National Securities Exchange, or facility thereof, shall be maintained within the United States.

**SIXTEENTH:** Notwithstanding any other provision of this Restated Certificate of Incorporation, for so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Restated Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange , and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed and attested to by its duly authorized officers as of the date set forth above.

U.S. EXCHANGE HOLDINGS, INC.

By: 

Name: Peter Reitz
Title: President

# Delaware



*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "U.S. EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2003, AT 6:03 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3651087 8100

AUTHENTICATION: 2383412

030268675

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:25 PM 04/24/2003
FILED 06:03 PM 04/24/2003
SRV 030268675 – 3651087 FILE

# CERTIFICATE OF FORMATION

# OF

# U.S. EXCHANGE, L.L.C.

The undersigned, being authorized to execute and file this Certificate of Formation of U.S. Exchange, L.L.C. (the "Company") hereby certifies that:

FIRST: The name of the Company shall be U.S. Exchange, L.L.C.

SECOND: The registered office of the Company is 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Formation on this 24th day of April, 2003.



By: ______________________
Name: Thomas Lenz
Authorized Person

**AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**
**OF**
**INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.**

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 2004 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

**FIRST:** The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

**SECOND:** The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

**THIRD:** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

**FOURTH:** The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is **one hundred one thousand (101,000)** shares, which shall be divided as follows: **one thousand (1,000)** shares of Common Stock, par value $.01 per share (the "**Common Stock**") and **one hundred thousand (100,000)** shares of preferred stock, par value $.01 per share (hereinafter referred to as the "**Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

## I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the "**Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "**Preferred Stock Designation**"), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividend s shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non -cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes o f, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the is sue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

**II. Common Stock**

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights**. Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights**. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

## III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term " **Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b -7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)(" **Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b -7 under the Exchange Act), director, genera l partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term " **beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits**. For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ( "**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficial ly, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders o f voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then -outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit**, " and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the

Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits**. (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares**. Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH**. If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated , and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

**FIFTH:** The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other secu rities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such righ ts could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instrume nts that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or o ther securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapit alization of any stock of the Corporation, a change in ownership of the Corporation 's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified per centage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemption or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

**SIXTH:** The Bylaws may be amended, added to, rescinded or repeale d at any meeting of the Board of Directors or meeting of the stockholders.

**SEVENTH:** Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

**EIGHTH:** A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amend ment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

**NINTH:** Except as may be expressly provided in t his Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however*, that no Preferred Stock De signation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

**TENTH:** In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility there of to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

**ELEVENTH:** All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

**TWELFTH:** For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

**THIRTEENTH:** The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

**FOURTEENTH:** For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

# SECOND AMENDED AND RESTATED

# BYLAWS

# OF

# INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

(Adopted on December 19, 2007; Amended on December 23, 2008 and April 30, 2012)

TABLE OF CONTENTS

# SECOND AMENDED AND RESTATED

# BYLAWS

# OF

# INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

## ARTICLE I

### Office and Records; Jurisdiction

Section 1.1 **Delaware Office**. The principal office of the corporation (the "**Corporation**") in the State of Delaware shall be located in the City of Dover, County of Kent, and the name and address of its registered a gent is National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, Delaware 19901.

Section 1.2 **Other Offices**. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") may designate or as the business of the Corporation may from time to time require.

Section 1.3 **Books and Records**. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations within or without the State of Delaware as may from time to time be designated by the Board of Directors, *provided*, that the books and records shall always be kept within the United States.

Section 1.4 **Consent to Jurisdiction**. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the United States Securities and Exchange Commission (the " **Commission**"), and each national securities exchange controlled, directly or indirectly, by the Corporation ("Controlled National Securities Exchange"), including but not limited to, International Securities Exchange, LLC (" **ISE, LLC**"), for the purposes of any suit, a ction or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, or facility thereof, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United S tates federal courts, the Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activ ities of Controlled National Securities Exchange, or facility thereof.

Section 1.5 **Officers and Directors**. For so long as the Corporation shall control, directly or indirectly, Controlled National Securities Exchange, or facility thereof, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange, and to such Controlled National Securities Exchange's obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules thereunder including, without limitation, Section 6(b) of the Exchange Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the e ffectuation of any decisions by the board of directors of Controlled National Securities Exchange relating to such Controlled National Securities Exchange's regulatory functions (including disciplinary matters) or which would adversely affect the ability o f each Controlled National Securities Exchange, or facility thereof, to carry out its respective responsibilities under the Exchange Act.

Section 1.6 **Further Compliance**. The Corporation shall take reasonable steps necessary to cause its officers, directors and employ ees prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Article TENTH, Article ELEVENTH, and Article TWELFTH of the Certificate of Incorporation of the C orporation (the "**Certificate of Incorporation**") and Section 1.4 and Section 1.5 hereof, as applicable, with respect to their activities related to each Controlled National Securities Exchange, or facility thereof.

ARTICLE II

Stockholders

Section 2.1 **Annual Meeting**. The annual meeting of sto ckholders of the Corporation shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Corporation, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors.

Section 2.2 **Special Meetings**. Subject to the rights of the holders of any series of preferred stock, par value $.01 per share, of the Corporation (the " **Preferred Stock**"), or any other series or class of stock as set forth in the Certificate o f Incorporation to elect additional directors under specified circumstances, a special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board of the Corporation or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Corporation at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "**Whole Board**"). The Board of Directors may designate the place of meeting for any special meeting of the stockholders, and if no such designation is made, the place of m eeting shall be the principal executive offices of the Corporation.

Section 2.3 **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given by press release prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 **Quorum**. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the voting power of the shares of the capital stock (whether common stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of such class or series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the shares of Voting Shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a class or series, the chairman or a majority of the shares of such class or series entitled to vote which are so present or represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of these Bylaws. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of stockholders to result in less than a quorum.

Section 2.5 **Voting**. Except as otherwise set forth in the Certificate of Incorporation with respect to the right of any holder of any series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of shares of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present in person or represented by proxy and entitled to vote with respect to such corporate action. Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

Section 2.7 **Inspectors of Elections; Opening and Closing the Polls**. (a) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law (the "**DGCL**").

(b) The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.8 **List of Stockholders**. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, *provided*, that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the

Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.9 **Stockholder Action by Written Consent**. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

## ARTICLE III

## Directors

Section 3.1 **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 3.2 **Number, Tenure and Qualifications**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not more than fifteen (15) nor less than two (2) directors, and one (1) of such directors shall be such person who is currently holding the office of Chief Executive Officer of the Corporation. Except as may be provided i n the Certificate of Incorporation, the directors shall be elected by the holders of the Voting Shares at the annual meeting or any special meeting called for such purpose. Each director so elected shall hold office until his or her successor shall be dul y elected and qualified or until his or her earlier death, resignation or removal.

Section 3.3 **Vacancies and Newly Created Directorship**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, in the event that a director position becomes available, whether through vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, or newly created directorships resulting from any increase in the authorized number of directors, such positions may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 **Resignation**. Any director may resign at any time upon written notice to the Corporation. Any such re signation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 **Removal**. To the fullest extent permitted by law, any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the voting power of the outstanding shares then entitled to vote at an election of directors; *provided, however*, that whenever the holders of any class or series of capital stock are entitled to elect or appoint one or more directors by the Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding s hares of that class or series (and not the vote of the outstanding shares as a whole) shall be necessary to remove a director elected or appointed by such class or series without cause.

Section 3.6 **Meetings**. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference tel ephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of stockholders. The Board of Directors may fix times and places for such annual meeting and additional regular meetings of the Board of Directors and no further notice of such m eetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by a majority of the Whole Board, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by tele gram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 10.1 of these Bylaws.

Section 3.7 **Quorum and Voting**. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these By laws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 **Written Consent of Directors in Lieu of a Meeting**. Any action required or permitted to be taken at any meeting of t he Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of procee dings of the Board of Directors or of such committee.

Section 3.9 **Compensation**. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by th e Board of Directors.

Section 3.10 **Committees of the Board of Directors**. (a) The Board of Directors may, by resolution, establish an Executive Committee and one or more other committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee and the alternate or alternates, if any, designated for such member, the member or members of the committee present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b) The Executive Committee, if established, and any such other committee to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. A committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. The Executive Committee shall, without limitation, have the power and authority to declare dividends, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL (*provided*, that no vote of stockholders of the Corporation is required for the effectuation of such merger). Other committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.11 **Chairman of the Board**. The Chairman of the Board shall be elected, by the affirmative vote of at least a majority of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in these Bylaws. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors.

Section 3.12 **Vice Chairman of the Board**. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least a majority of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in these Bylaws.

## ARTICLE IV

## Officers

Section 4.1 **Officers**. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 **Election and Term of Office**. The officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of these Bylaws, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 **Resignation and Removal**. Any officer may resign at any time upon written notice to the Corporation. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not itself create contract rights.

Section 4.4 **Compensation and Bond**. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 **President and Chief Executive Officer**.

(a) The Chief Executive Officer shall be appointed by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Corporation and shall be the representative of the Corporation in all public matters. The Chief Executive Officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. In the case of temporary absence or inability to act, the Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.6 **Vice Presidents**. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 **Treasurer**. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation and may disburse funds as directed by the Board of Directors.

He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.8 **Secretary**. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Chief Executive Officer or the Board of Directors.

Section 4.9 **Assistant Treasurers**. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 **Assistant Secretaries**. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 **Delegation of Duties**. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

## ARTICLE V

### Indemnification And Insurance

Section 5.1 **Right to Indemnification**. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "**proceeding**"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; *provided, however*, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 **Right to Advancement of Expenses**. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 **Right of Indemnitee to Bring Suit**. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 **Non-Exclusivity of Rights**. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statu te, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, o fficer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.6 **Indemnification of Employees and Agents of the Corporation**. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement o f expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 **Contract Rights**. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

## ARTICLE VI

## Stock

Section 6.1 **Certificates**. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agen t or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The Board of Directors may provide by resolution or resolutions that all or some of any class or series of stock of the Corporation shall be uncertificated shares. Within a reasonable time following the issuance or transfer of any uncertificated shares, the Corporation shall send to the registered owner thereof any w ritten notice prescribed by the DGCL.

Section 6.2 **Transfers of Stock**. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by a duly authorized attorney, and on the surrender of the certificate or certificates for the sa me number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the DGCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for s tock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 **Lost, Stolen or Destroyed Certificates**. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal re presentative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 **Stockholder Record Date**. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting o f stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (1) the record date for determining stockholders entitled to notice of or to vote at a meeti ng of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such actio n, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

## ARTICLE VII

## Seal

Section 7.1 **Seal.** The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device a pproved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words " **Corporate Seal**" and "**Delaware**". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reprod uced.

## ARTICLE VIII

### Waiver Of Notice

Section 8.1 **Waiver of Notice**. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by t he person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy du ly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

## ARTICLE IX

### Checks, Notes, Drafts, Etc.

Section 9.1 **Checks, Notes, Drafts, Etc**. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

## ARTICLE X

### Amendments

Section 10.1 **Amendments**. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders. With respect to each Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of the Bylaws of this Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

ARTICLE XI

Waiver Of Limits

Section 11.1 **Waiver of Ownership Limits and Voting Limits to Permit Merger.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated November 16, 2004, as amended ("**2004 Certificate**"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2004 Certificate, and (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2004 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2004 Certificate, in each case solely in order to permit the merger and the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 30, 2007, by and among Eurex Frankfurt AG, a stock corporation organized under the laws of the Federal Republic of Germany ("**Eurex Frankfurt**"), Ivan Acquisition Co., a Delaware corporation and a wholly-owned indirect subsidiary of Eurex Frankfurt, and the Corporation, under which the Corporation (A) will become a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a Delaware corporation that is a wholly-owned subsidiary of Eurex Frankfurt, and (B) will become an indirect subsidiary of Eurex Frankfurt, Eurex Zürich AG ("**Eurex Zürich**"), a stock corporation organized under the laws of Switzerland, Deutsche Börse AG ("**Deutsche Börse**"), a stock corporation organized under the laws of the Federal Republic of Germany, SWX Swiss Exchange ("**SWX**"), a stock corporation organized under the laws of Switzerland, SWX Group, a stock corporation organized under the laws of Switzerland, and Verein SWX Swiss Exchange, an association organized under the laws of Switzerland. For the purpose of this Article XI, Deutsche Börse, Eurex Frankfurt, Eurex Zürich, SWX, SWX Group, Verein SWX Swiss Exchange, and U.S. Exchange Holdings, Inc. are collectively referred to as the "**Upstream Owners**."

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital stock of the Corporation by the Upstream Owners, the Board of Directors has determined, with respect to each Upstream Owner, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither the Upstream Owner nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither the Upstream Owner nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

Section 11.2 **Waiver of Ownership Limits and Voting Limits to Permit Transaction.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated December 23, 2008, as amended ("2008 Certificate"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2008 Certificate, an d (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2008 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2008 Certificate, in each case sol ely in order to permit the transactions contemplated by that certain Share Purchase Agreement, dated as of June 7, 2011, between Deutsche Börse and SIX Group AG (formerly SWX Group) and SIX Swiss Exchange AG (formerly SWX), under which the Corporation will become an indirect subsidiary of Eurex Global Derivatives AG ("EGD"), a stock corporation organized under the laws of Switzerland (the "Transaction"). At the time the Transaction is consummated, EGD will be referred to as an Upstream Owner, and SIX Group AG, SIX Swiss Exchange AG, and Verein SIX Swiss Exchange (formerly Verein SWX Swiss Exchange) will no longer be referred to as Upstream Owners.

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital st ock of the Corporation by EGD, the Board of Directors has determined, with respect to EGD, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither EGD nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither EGD nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

## Exhibit D

Please see the attached Annual Report for the consolidated financials for

1. The financials and Annual Report of Deutsche Borse AG are submitted in response to this Exhibit D.
2. The financials of Eurex Global Derivatives, LLC are not available as it is a newly incorporated entity.
3. The financials of Eurex Zurich AG are submitted in response to Exhibit D.
4. The financials of Eurex Frankfurt, AG are submitted in response to Exhibit D.
5. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.
6. The financials for U.S. Exchange LLC are not available as the U.S. Exchange LLC is inactive and no part of the capital has been paid.
7. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.
8. The financials of Topaz Exchange, LLC are not available as the entity has yet to be funded.
9. The financials of Longitude LLC are submitted in response to Exhibit D.
10. The financials of ETC Acquisition Corp. are submitted in response to Exhibit D.
11. The financials of Hanweck Associates LLC are submitted in response to Exhibit D.

# Consolidated financial statements/notes

# Consolidated income statement

for the period 1 January to 31 December 2013

| | Note | 2013 €m | 2012 €m |
|---|---|---|---|
| Sales revenue | 4 | 2,160.3 | 2,145.3 |
| Net interest income from banking business | 4 | 35.9 | 52.0 |
| Other operating income | 4 | 20.6 | 11.7 |
| **Total revenue** | | 2,216.8 | 2,209.0 |
| | | | |
| Volume-related costs | 4 | –304.5 | –276.7 |
| **Net revenue (total revenue less volume-related costs)** | | 1,912.3 | 1,932.3 |
| | | | |
| Staff costs | 5 | –476.0 | –414.2 |
| Depreciation, amortisation and impairment losses | 11, 12 | –118.8 | –105.0 |
| Other operating expenses | 6 | –588.0 | –439.4 |
| **Operating costs** | | –1,182.8 | –958.6 |
| | | | |
| Result from equity investments | 8 | 9.3 | –4.3 |
| **Earnings before interest and tax (EBIT)** | | 738.8 | 969.4 |
| | | | |
| Financial income | 9 | 5.7 | 12.3 |
| Financial expense | 9 | –76.4 | –145.0 |
| **Earnings before tax (EBT)** | | 668.1 | 836.7 |
| | | | |
| Other taxes | | –1.1 | –1.1 |
| Income tax expense | 10 | –171.8 | –165.8 |
| **Net profit for the year** | | 495.2 | 669.8 |
| thereof shareholders of parent company (net income) | | 478.4 | 645.0 |
| thereof non-controlling interests | | 16.8 | 24.8 |
| | | | |
| **Earnings per share (basic) (€)** | 34 | 2.60 | 3.44 |
| **Earnings per share (diluted) (€)** | 34 | 2.60 | 3.43 |

# Consolidated statement of comprehensive income

for the period 1 January to 31 December 2013

| | Note | 2013<br>€m | 2012<br>€m |
|---|---|---|---|
| **Net profit for the year reported in consolidated income statement** | | 495.2 | 669.8 |
| | | | |
| **Items that will not be reclassified to profit or loss** | | | |
| Changes from defined benefit obligations | | 14.3 | –53.7 |
| Deferred taxes | 10, 20 | –3.8 | 14.8 |
| | | 10.5 | –38.9 |
| **Items that may be reclassified subsequently to profit or loss** | | | |
| Exchange rate differences[1] | 20 | –42.9 | –23.2 |
| Remeasurement of cash flow hedges | | 1.9 | –10.4 |
| Remeasurement of other financial instruments | | 4.4 | 23.3 |
| Deferred taxes | 10, 20 | 20.2 | 8.1 |
| | | –16.4 | –2.2 |
| **Other comprehensive income after tax** | | –5.9 | –41.1 |
| | | | |
| **Total comprehensive income** | | 489.3 | 628.7 |
| thereof shareholders of parent company | | 472.4 | 603.9 |
| thereof non-controlling interests | | 16.9 | 24.8 |

1) Exchange rate differences include €–1.7 million (2012: €–0.3 million) taken directly to accumulated profit as part of the result from equity investments.

# Consolidated balance sheet

as at 31 December 2013

## Assets

| | Note | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| **Intangible assets** | 11 | | |
| Software | | 178.8 | 132.7 |
| Goodwill | | 2,042.6 | 2,078.4 |
| Payments on account and construction in progress | | 85.2 | 85.4 |
| Other intangible assets | | 852.1 | 882.3 |
| | | **3,158.7** | **3,178.8** |
| **Property, plant and equipment** | 12 | | |
| Fixtures and fittings | | 37.3 | 43.6 |
| Computer hardware, operating and office equipment | | 69.9 | 82.9 |
| Payments on account and construction in progress | | 0.1 | 1.7 |
| | | **107.3** | **128.2** |
| **Financial investments** | 13 | | |
| Investments in associates and joint ventures | | 183.4 | 204.8 |
| Other equity investments | | 23.9 | 26.7 |
| Receivables and securities from banking business | | 1,178.3 | 1,485.0 |
| Other financial instruments | | 25.6 | 21.5 |
| Other loans[1] | | 0.4 | 0.1 |
| | | **1,411.6** | **1,738.1** |
| | | | |
| Financial instruments of Eurex Clearing AG | 15 | 4,058.6 | 0 |
| | | | |
| Other non-current assets | | 11.7 | 9.0 |
| Deferred tax assets | 10 | 49.0 | 59.8 |
| **Total non-current assets** | | **8,796.9** | **5,113.9** |
| | | | |
| **CURRENT ASSETS** | | | |
| **Receivables and other current assets** | | | |
| Financial instruments of Eurex Clearing AG | 15 | 153,546.8 | 156,315.4[2] |
| Receivables and securities from banking business | 16 | 9,544.0 | 12,808.2 |
| Trade receivables | 17 | 218.8 | 211.8 |
| Receivables from related parties | | 4.1 | 3.0 |
| Income tax receivables[3] | | 40.4 | 102.7 |
| Other current assets | 18 | 273.7 | 138.6 |
| Available-for-sale financial assets | | 35.6 | 1.0 |
| | | **163,663.4** | **169,580.7** |
| Restricted bank balances | 19 | 16,221.7 | 19,450.6 |
| Other cash and bank balances | | 627.9 | 641.6 |
| **Total current assets** | | **180,513.0** | **189,672.9** |
| | | | |
| **Total assets** | | **189,309.9** | **194,786.8** |

1) Thereof €0.3 million (31 December 2012: €0.1 million) with related parties
2) See ⊞ note 3.
3) Thereof €8.8 million (31 December 2012: €10.6 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act)

## Equity and liabilities

| | Note | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|---|
| **EQUITY** | 20 | | |
| Subscribed capital | | 193.0 | 193.0 |
| Share premium | | 1,249.0 | 1,249.0 |
| Treasury shares | | –446.6 | –448.6 |
| Revaluation surplus | | 29.4 | 14.3 |
| Accumulated profit | | 2,011.8 | 1,938.9 |
| **Shareholders' equity** | | **3,036.6** | **2,946.6** |
| Non-controlling interests | | 231.4 | 223.0 |
| **Total equity** | | **3,268.0** | **3,169.6** |
| | | | |
| **NON-CURRENT LIABILITIES** | | | |
| Provisions for pensions and other employee benefits | 22 | 80.2 | 95.4 |
| Other non-current provisions | 23, 24 | 113.2 | 80.3 |
| Deferred tax liabilities | 10 | 243.4 | 274.7 |
| Interest-bearing liabilities | 25 | 1,521.9 | 1,160.0 |
| Financial instruments of Eurex Clearing AG | 15 | 4,058.6 | 0 |
| Other non-current liabilities | | 2.6 | 6.0 |
| **Total non-current liabilities** | | **6,019.9** | **1,616.4** |
| | | | |
| **CURRENT LIABILITIES** | | | |
| Tax provisions[1] | 23, 26 | 266.8 | 252.2 |
| Other current provisions | 23, 27 | 223.6 | 88.9 |
| Financial instruments of Eurex Clearing AG | 15 | 153,046.8 | 156,315.4[2] |
| Liabilities from banking business[3] | 28 | 9,725.3 | 12,880.3 |
| Other bank loans and overdrafts | | 0.1 | 0.1 |
| Trade payables | | 123.7 | 108.2 |
| Liabilities to related parties | | 1.9 | 16.7 |
| Cash deposits by market participants | 29 | 16,221.7 | 19,450.6 |
| Other current liabilities | 30 | 412.1 | 888.4 |
| **Total current liabilities** | | **180,022.0** | **190,000.8** |
| | | | |
| **Total liabilities** | | **186,041.9** | **191,617.2** |
| | | | |
| **Total equity and liabilities** | | **189,309.9** | **194,786.8** |

1) Thereof income tax due: €216.4 million (2012: €202.3 million)
2) See ⊟ note 3.
3) Thereof €0.1 million (31 December 2012: €0.1 million) liabilities to related parties

# Consolidated cash flow statement

for the period 1 January to 31 December 2013

| | Note | 2013 €m | 2012 €m |
|---|---|---|---|
| Net profit for the year | | 495.2 | 669.8 |
| Depreciation, amortisation and impairment losses | 11, 12 | 118.8 | 105.0 |
| Increase/(decrease) in non-current provisions | | 32.1 | –2.3 |
| Deferred tax expense/(income) | 10 | 2.1 | –56.9 |
| Cash flows from derivatives | | –16.5 | 0 |
| Other non-cash expense | | 13.7 | 50.7 |
| Changes in working capital, net of non-cash items: | | 153.0 | –42.0 |
| Decrease/(increase) in receivables and other assets | | 13.8 | –43.7 |
| Increase in current liabilities | | 142.7 | 12.6 |
| Decrease in non-current liabilities | | –3.5 | –10.9 |
| (Net gain)/net loss on disposal of non-current assets | | –1.1 | 1.9 |
| **Cash flows from operating activities excluding CCP positions** | | **797.3** | **726.2** |
| Changes in liabilities from CCP positions | | 24.8 | –39.1 |
| Changes in receivables from CCP positions | | –93.8 | 20.6 |
| **Cash flows from operating activities** | 33 | **728.3** | **707.7** |
| | | | |
| Payments to acquire intangible assets and property, plant and equipment | | –127.6 | –145.7 |
| Payments to acquire intangible assets | | –99.0 | –101.2 |
| Payments to acquire property, plant and equipment | | –28.6 | –44.5 |
| Payments to acquire non-current financial instruments | | –14.8 | –265.4 |
| Payments to acquire investments in associates | | –35.1 | –1.9 |
| Payments to acquire subsidiaries, net of cash acquired | | 5.2[1] | –295.5 |
| Proceeds from the disposal of shares in associates | | 0 | 21.5[2] |
| (Net increase)/net decrease in current receivables and securities from banking business with an original term greater than three months | | –692.2 | 27.4 |
| Proceeds from disposals of available-for-sale non-current financial instruments | | 35.3 | 392.2 |
| **Cash flows from investing activities** | 33 | **–829.2** | **–267.4** |
| | | | |
| Purchase of treasury shares | | –1.2 | –198.2 |
| Proceeds from sale of treasury shares | | 1.9 | 1.2 |
| Payments to non-controlling interests | | –8.3 | –14.6 |
| Repayment of long-term financing | | –797.8 | –309.2 |
| Proceeds from long-term financing | | 594.5 | 600.0 |
| Repayment of short-term financing | | –1,180.0 | –796.2 |
| Proceeds from short-term financing | | 1,279.8 | 789.3 |
| Dividends paid | | –386.5 | –622.9 |
| **Cash flows from financing activities** | 33 | **–497.6** | **–550.6** |
| | | | |
| **Net change in cash and cash equivalents** | | **–598.5** | **–110.3** |

| | Note | 2013<br>€m | 2012<br>€m |
|---|---|---|---|
| **Net change in cash and cash equivalents (brought forward)** | | -598.5 | -110.3 |
| | | | |
| Effect of exchange rate differences[3] | | -1.7 | -2.9 |
| Cash and cash equivalents as at beginning of period[4] | | 544.0 | 657.2 |
| **Cash and cash equivalents as at end of period[4]** | 33 | **-56.2** | **544.0** |
| | | | |
| Interest income and other similar income[5] | | 5.6 | 12.7 |
| Dividends received[5] | | 12.9 | 12.9 |
| Interest paid[5] | | -89.3 | -118.2 |
| Income tax paid | | -93.3 | -258.4 |

1) Cash acquired in connection with the termination of the cooperating agreement governing the investment in Börse Frankfurt Zertifikate Holding S.A. (see also note 2)
2) Return of capital of Direct Edge Holdings, LLC
3) Primarily includes the exchange rate differences arising on translation of the ISE subgroup
4) Excluding cash deposits by market participants
5) Interest and dividend payments are allocated to cash flows from operating activities.

# Consolidated statement of changes in equity

for the period 1 January to 31 December 2013

| | Note | 2013 €m | 2012 €m | thereof included in total comprehensive income 2013 €m | thereof included in total comprehensive income 2012 €m |
|---|---|---|---|---|---|
| **Subscribed capital** | | | | | |
| Balance as at 1 January | | 193.0 | 195.0 | | |
| Retirement of treasury shares | | 0 | –2.0 | | |
| **Balance as at 31 December** | | **193.0** | **193.0** | | |
| | | | | | |
| **Share premium** | | | | | |
| Balance as at 1 January | | 1,249.0 | 1,247.0 | | |
| Retirement of treasury shares | | 0 | 2.0 | | |
| **Balance as at 31 December** | | **1,249.0** | **1,249.0** | | |
| | | | | | |
| **Treasury shares** | | | | | |
| Balance as at 1 January | | –448.6 | –691.7 | | |
| Purchase of treasury shares | | –1.2 | –198.2 | | |
| Retirement of treasury shares | | 0 | 119.3 | | |
| Sales within the Group Share Plan | | 3.2 | 6.8 | | |
| Acquisition of the interest of non-controlling shareholders in Eurex Zürich AG | | 0 | 315.2 | | |
| **Balance as at 31 December** | | **–446.6** | **–448.6** | | |
| | | | | | |
| **Revaluation surplus** | 20 | | | | |
| Balance as at 1 January | | 14.3 | 46.7 | | |
| Changes from defined benefit obligations | 22 | 14.2 | –53.7 | 14.2 | –53.7 |
| Remeasurement of other financial instruments | | 4.4 | 23.3 | 4.4 | 23.3 |
| Remeasurement of cash flow hedges | | 1.9 | –10.4 | 1.9 | –10.4 |
| Increase in share-based payments | | 0 | –2.4 | 0 | 0 |
| Deferred taxes | 10 | –5.4 | 10.8 | –5.4 | 10.8 |
| **Balance as at 31 December** | | **29.4** | **14.3** | | |
| | | | | | |
| **Accumulated profit** | 20 | | | | |
| Balance as at 1 January | | 1,938.9 | 2,123.0 | | |
| Dividends paid | 21 | –386.5 | –622.9 | 0 | 0 |
| Retirement of treasury shares | | 0 | –119.3 | 0 | 0 |
| Acquisition of the interest of non-controlling shareholders in Eurex Zürich AG | | 0 | –72.1 | 0 | 0 |
| Net income | | 478.4 | 645.0 | 478.4 | 645.0 |
| Exchange rate differences and other adjustments | | –40.8 | –26.9 | –42.9 | –23.2 |
| Deferred taxes | 10 | 21.8 | 12.1 | 21.8 | 12.1 |
| **Balance as at 31 December** | | **2,011.8** | **1,938.9** | | |
| | | | | | |
| **Shareholders' equity as at 31 December** | | **3,036.6** | **2,946.6** | **472.4** | **603.9** |

| | Note | 2013 €m | 2012 €m | thereof included in total comprehensive income 2013 €m | 2012 €m |
|---|---|---|---|---|---|
| **Shareholders' equity (brought forward)** | | 3,036.6 | 2,946.6 | 472.4 | 603.9 |
| | | | | | |
| **Non-controlling interests** | | | | | |
| Balance as at 1 January | | 223.0 | 212.6 | | |
| Changes due to capital decreases | | −8.3 | −14.6 | 0 | 0 |
| Changes due to share in net income of subsidiaries for the period | | 16.8 | 24.8 | 16.8 | 24.8 |
| Changes from defined benefit obligations | 22 | 0.1 | 0 | 0.1 | 0 |
| Exchange rate differences and other adjustments | | −0.2 | 0.2 | 0 | 0 |
| **Balance as at 31 December** | | 231.4 | 223.0 | 16.9 | 24.8 |
| | | | | | |
| **Total equity as at 31 December** | | 3,268.0 | 3,169.6 | 489.3 | 628.7 |

# Notes to the consolidated financial statements
# Basis of preparation

## 1. General principles

Deutsche Börse AG ("the company") is incorporated as a German public limited company ("Aktiengesellschaft") and is domiciled in Germany. The company's registered office is in Frankfurt/Main.

The 2013 consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards. As at 31 December 2013, there were no effective standards or interpretations not yet adopted by the European Union that could affect the consolidated financial statements. Accordingly, the consolidated financial statements also comply with IFRSs issued by the IASB.

The disclosures required in accordance with Handelsgesetzbuch (HGB, German Commercial Code) section 315a (1) have been presented in the notes to the consolidated financial statements and the ⊡ remuneration report, which forms part of the combined management report. The consolidated financial statements are also based on the interpretations issued by the Rechnungslegungs Interpretations Committee (RIC, Accounting Interpretations Committee) of the Deutsches Rechnungslegungs Standards Committee e.V. (Accounting Standards Committee of Germany), to the extent that these do not contradict the standards and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the IASB.

**New accounting standards – implemented in the year under review**

The following standards and interpretations issued by the IASB and adopted by the European Commission became effective for Deutsche Börse AG as at 1 January 2013 and were applied for the first time in the 2013 reporting period:

**IFRS 10 "Consolidated Financial Statements" and IAS 27 (2011) "Separate Financial Statements" (May 2011)**

IFRS 10 replaces the guidance on control and consolidation contained in IAS 27 (2009) "Consolidated and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities" by uniform principles and accounting requirements that are applied to all companies to determine control. IAS 27 only contains the requirements governing separate financial statements. The standards have been adopted by the EU on 11 December 2012 and are effective for financial years beginning on or after 1 January 2014. Earlier application is permitted.

**IFRS 11 "Joint Arrangements" (May 2011)**
The standard introduces two types of joint arrangement: "joint operations" and "joint ventures". It supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Non-Monetary Contributions by Venturers". The previous option to use proportionate consolidation for jointly controlled entities has been abolished. Venturers in a joint venture must use the equity method of accounting. IFRS 11 has been adopted by the EU on 11 December 2012. This standard must be applied for financial years beginning on or after 1 January 2014.

**IFRS 12 "Disclosure of Interests in Other Entities" (May 2011)**
IFRS 12 defines the required disclosures for entities that apply IFRS 10 "Consolidated Financial Statements" and IFRS 11 "Joint Arrangements": these entities must disclose information that enables users of their financial statements to evaluate the nature of, and the risks associated with, their interests in other entities and the effects of those interests on their financial position, financial performance and cash flows. The standard has been adopted by the EU on 11 December 2012 and is effective for financial years beginning on or ofter 1 January 2014.

**Amendments to IAS 28 "Investments in Associates and Joint Ventures" (May 2011)**
As part of the amendments to IAS 28, accounting disclosures for joint ventures were included in the standard; the basic approach for assessing the existence of significant influence and rules for applying the equity method have been retained. The amendments to the standard were adopted by the EU on 11 December 2012 and must be applied together with IFRS 10, IFRS 11, IFRS 12 and IAS 27. The standard is effective for financial years beginning on or after 1 January 2014.

IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 have been adopted early. Their initial application has no material effect on the basis of consolidation.

**IFRS 13 "Fair Value Measurement" (May 2011)**
This standard describes how to determine fair value and extends the related disclosures. Fair value is defined in IFRS 13 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 has been adopted by the EU on 11 December 2012. This standard must be applied for financial years which began on or after 1 January 2013.

Deutsche Börse AG provides comparative information for the previous year in accordance with the new requirement. However, the new requirements have not had any material impact on the measurement of the Group's assets and liabilities. The amendment to IFRS 13 resulting from the "Annual Improvements Project 2011–2013", which has not yet been adopted by the EU, relates to the exception that contracts managed as a portfolio can be measured on a net basis (portfolio exception). As Deutsche Börse AG does not take a portfolio approach, the change does not have any impact on the measurement. The change in the disclosures on fair value hierarchies resulting from IFRS 13 comprises additional disclosures; these are presented in ⊡ note 32.

**Amendments to IAS 1 "Presentation of Financial Statements" (June 2011)**
The amendments to IAS 1 require entities to classify expenses and income recognised in other comprehensive income into two categories. The classification will depend on whether or not the item is reclassified (recycled) to profit or loss in the future. Items that are not recycled to the income statement must be presented separately from items that are recognised in profit or loss. The amendments to the standard have been adopted by the EU on 5 June 2012 and are effective for financial years, which began on or after 1 July 2012. In accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", the amendments must be applied retrospectively. The application of IAS 1 mainly affects the presentation of comprehensive income and expense.

**Changes resulting from the "Annual Improvements Project 2009–2011" (May 2012)**
Six amendments affecting five standards were implemented. The amendments must be applied for financial years which began on or after 1 January 2013. The changes do not have any material impact on Deutsche Börse AG's consolidated financial statements.

**Amendments to IFRS 7 "Financial Instruments: Disclosures" (December 2011)**
The amendments introduce new disclosure requirements for certain offsetting arrangements: the disclosure requirement applies regardless of whether the offsetting arrangement has in fact led to the financial assets and financial liabilities being offset. In addition to a qualitative description of the rights of set-off, the guidance specifically also requires quantitative disclosures. The amendments to IFRS 7 are effective retrospectively for financial years beginning on or after 1 January 2013. The amendments were adopted by the EU on 13 December 2012.

**Amendments to IAS 36 "Impairment of Assets" (May 2013)**
The amendments correct a previous amendment that had inadvertently required disclosure of the recoverable amount of each cash-generating unit, even if no impairment loss had been recognised. The amendments of May 2013 removed this requirement again.

Additional disclosures are now required if the recoverable amount is determined on the basis of the fair value less costs of disposal and an impairment loss is recognised. The amendments are effective for financial years beginning on or after 1 January 2014. The amendments were adopted by the EU on 19 December 2013. Deutsche Börse AG applies the amendments together with the changes resulting from IFRS 13.

**Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" – novation of derivatives (June 2013)**
These amendments allow hedge accounting to continue after novation. Standardised OTC derivatives that are now cleared through a central counterparty can be retained as hedging instruments under certain conditions when the parties to a contract are replaced by a clearing counterparty. The existing hedge accounting relationship thus continues to exist. The amendments are effective for financial years beginning on or after 1 January 2014. The amendments were adopted by the EU on 19 December 2013. Deutsche Börse AG has opted for early application of the amendments.

**New accounting standards – not yet implemented**

The following standards and interpretations, which are relevant to Deutsche Börse Group and which Deutsche Börse Group did not adopt in 2013 prior to the effective date, have been published by the IASB prior to the publication of this corporate report and partially adopted by the European Commission.

**IFRS 9 "Financial Instruments" (November 2009)**
IFRS 9 introduces new requirements for the classification and measurement of financial assets and is intended to replace IAS 39 in the future. These stipulate that all financial assets that have to date fallen within the scope of IAS 39 are either recognised at amortised cost or at fair value. The current version no longer includes an effective date, but the standard is available for adoption if permitted by local accounting requirements. IFRS 9 was published in November 2009, reissued in October 2010 and amended in November 2013. The standard has not been adopted by the EU yet.

**Amendments to IFRS 9 "Financial Instruments" (October 2010)**
The amendments extend IFRS 9 "Financial Instruments" to include rules on accounting for financial liabilities. If the fair value option is applied to financial liabilities, revisions to the recognition of changes in an entity's own credit risk must be taken into account: a change in credit risk must now be recognised in other comprehensive income rather than in profit or loss. The original effective date was removed from the current version of the standard. Application is permitted if the rules on accounting for financial assets are also applied. The standard has not been adopted by the EU yet.

**Amendments to IFRS 9 and IFRS 7 – "Mandatory Effective Date and Transition Disclosures in the Notes" (December 2011)**
In addition to the amendments to IFRS 9 listed above, the IASB has issued further amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures". This also had the effect of postponing the requirement to apply the amended IFRS 9 for financial years beginning on or after 1 January 2015. The removal of the effective date from IFRS 9 (as most recently amended in November 2013) means that the amendments to IFRS 7 can also be delayed until IFRS 9 is adopted.

The additional disclosures in the notes required in IFRS 9 have been added as an amendment to IFRS 7: the disclosures required include in particular recognition and measurement for the first reporting period in which IFRS 9 is adopted, the changes in carrying amounts resulting from the transition to IFRS 9, unless they relate to measurement effects at the time of transition, as well as the changes in carrying amounts attributable to such effects. In addition, it must be possible, on the basis of the information disclosed, to reconcile the measurement categories according to IAS 39 and IFRS 9 to individual line items in the financial statements or classes of financial instruments. The amendments to the two standards have not yet been adopted by the EU.

**Amendments to IFRS 9, IFRS 7 and IAS 39 – "Hedge Accounting" (November 2013)**
In addition to the above amendments, new guidance has been added for hedge accounting in general. There is an option to apply the guidance of IAS 39 on fair value hedge accounting for portfolio hedges of interest rate risk or to follow the requirements of IFRS 9. When IFRS 9 is applied for the first time, there is also the option to apply hedge accounting in accordance with IAS 39 or in accordance with IFRS 9 Chapter 6. In addition, the IASB allows early adoption of the requirement to recognise the changes in fair value attributable to changes in the entity's own credit risk in other comprehensive income if the changes in fair value are reported in the income statement. The November 2013 amendment removed the original effective date of IFRS 9.

**Amendments to IAS 32 – "Offsetting of Financial Assets and Financial Liabilities" (December 2011)**
The IASB has revised the guidance for offsetting financial assets and financial liabilities and published the results in the form of amendments to IAS 32 "Financial Instruments: Presentation".

The offsetting requirements laid down in IAS 32 have been retained in principle, and additional guidance has been provided for clarification. In this guidance, the IASB emphasises firstly that an unconditional, legally enforceable right of offsetting must exist, even if one of the parties involved is insolvent. Secondly, it lists illustrative criteria under which gross settlement of a financial asset and a financial liability nevertheless leads to offsetting. The additional guidance is effective retrospectively for financial years beginning on or after 1 January 2014. The amendments have been adopted by the EU on 13 December 2013.

**Amendments to IAS 19 "Employee Benefits" (November 2013)**
In future, there will be an option on how to account for contributions that employees are required to make to their defined benefit plans. The amendment permits employee contributions that are independent of the number of years of service to be attributed to the period in which the service is rendered. This results in a negative benefit being attributed to the corresponding period of service. Previously, employee contributions had been allocated to the defined benefit liability. The amendment must be applied for financial years beginning on or after 1 July 2014, and earlier application permitted. The amendment has not yet been adopted by the EU.

**Amendments resulting from the "Annual Improvements Project 2010–2012" (December 2013)**
Eight amendments affecting seven standards are planned. The amendments must be applied for financial years beginning on or after 1 July 2014.The amendments have not yet been adopted by the EU.

**Amendments resulting from the "Annual Improvements Project 2011–2013" (December 2013)**
Four amendments affecting four standards are planned. The amendments must be applied for financial years beginning on or after 1 July 2014. The amendments have not yet been adopted by the EU.

Deutsche Börse Group cannot assess conclusively what the impact of the application of the new and amended standards will be at this stage. In addition to extended disclosure requirements, the initial application of IFRS 9 is expected to have an impact on the consolidated financial statements.

## 2. Basis of consolidation

Deutsche Börse AG's equity interests in subsidiaries, associates and joint ventures as at 31 December 2013 included in the consolidated financial statements are presented in the following tables. Unless otherwise stated, the financial information in these tables is presented in accordance with the generally accepted accounting principles in the companies' countries of domicile.

## Fully consolidated subsidiaries

| Company | Domicile | Equity interest as at 31 Dec 2013 direct (indirect) % |
|---|---|---|
| Börse Frankfurt Zertifikate Holding S.A.[2] | Luxembourg | 100.00 |
|   Börse Frankfurt Zertifikate AG[4] | Germany | (100.00) |
| Clearstream Holding AG | Germany | 100.00 |
|   Clearstream International S.A. | Luxembourg | (100.00) |
|     Clearstream Banking S.A. | Luxembourg | (100.00)[7] |
|       Clearstream Banking Japan, Ltd. | Japan | (100.00) |
|       REGIS-TR S.A. | Luxembourg | (50.00) |
|     Clearstream Banking AG | Germany | (100.00) |
|     Clearstream Services S.A. | Luxembourg | (100.00) |
|     Clearstream Fund Services Ireland Ltd. | Ireland | (100.00) |
|     Clearstream Operations Prague s.r.o | Czech Republic | (100.00) |
|     LuxCSD S.A. | Luxembourg | (50.00) |
| Deutsche Börse Asia Holding Pte. Ltd. | Singapore | 100.00 |
|   Eurex Clearing Asia Pte. Ltd. | Singapore | (100.00) |
| Deutsche Börse Services s.r.o | Czech Republic | 100.00 |
| Deutsche Boerse Systems, Inc. | USA | 100.00 |
| Eurex Global Derivatives AG | Switzerland | 100.00 |
|   Eurex Zürich AG | Switzerland | (100.00)[8] |
|     Eurex Frankfurt AG | Germany | (100.00) |
|       Eurex Bonds GmbH | Germany | (79.44) |
|       Eurex Clearing AG | Germany | (100.00) |
|         Eurex Clearing Security Trustee GmbH | Germany | (100.00) |
|       Eurex Repo GmbH | Germany | (100.00) |
|       Eurex Services GmbH | Germany | (100.00) |
|       U.S. Exchange Holdings, Inc. | USA | (100.00) |
|         International Securities Exchange Holdings, Inc. | USA | (100.00) |
|           ETC Acquisition Corp. | USA | (100.00) |
|           International Securities Exchange, LLC | USA | (100.00) |
|           ISE Gemini, LLC | USA | (100.00) |
|           Longitude LLC | USA | (100.00) |
|           Longitude S.A. | Luxembourg | (100.00) |
| Finnovation S.A. | Luxembourg | 100.00 |
| Infobolsa S.A. | Spain | 50.00 |
|   Difubolsa, Serviços de Difusão e Informaçao de Bolsa, S.A. | Portugal | (50.00) |
|   Infobolsa Deutschland GmbH | Germany | (50.00) |
|   Open Finance, S.L. | Spain | (31.00) |
| Market News International Inc. | USA | 100.00 |
|   MNI Financial and Economic Information (Beijing) Co. Ltd. | China | (100.00) |
|   Need to Know News, LLC | USA | (100.00) |
| Risk Transfer Re S.A. | Luxembourg | 100.00 |
| STOXX Ltd. | Switzerland | 50.10 |
| Tradegate Exchange GmbH | Germany | 76.23[10] |

1) Includes capital reserves and retained earnings, accumulated gains or losses and net profit or loss for the year and, if necessary, further components according to the respective local GAAP
2) Until 12 December 2013: Scoach Holding S.A.
3) Preliminary figures
4) Until 1 November 2013: Scoach Europa AG
5) Before profit transfer or loss absorption

| | Currency | Ordinary share capital thousands | Equity[1] thousands | Total assets thousands | Sales revenue 2013 thousands | Net profit/loss 2013 thousands | Initially consolidated |
|---|---|---|---|---|---|---|---|
| | € | 50 | 16,297[3] | 16,382[3] | 0[3] | 4,341[3] | 1 July 2013 |
| | € | 140 | 4,222 | 7,990 | 20,289 | 588 | 1 July 2013 |
| | € | 101,000 | 2,285,314 | 2,391,839 | 0 | 102,069[5] | 2007 |
| | € | 25,000 | 820,942 | 845,455 | 65,900[6] | 101,593 | 2002 |
| | € | 75,000[3] | 672,231[3] | 11,257,001[3] | 382,557[3][6] | 18,266[3] | 2002 |
| | JPY | 6,500 | 35,252[3] | 56,494[3] | 80,377[3] | 7,168[3] | 2009 |
| | € | 3,600 | 1,060[3] | 2,240[3] | 0[3] | –1,103[3] | 2010 |
| | € | 25,000 | 300,704 | 1,214,923 | 259,536[6] | 81,696 | 2002 |
| | € | 30,000 | 62,161 | 131,902 | 208,861 | 8,174 | 2002 |
| | € | 500 | 779 | 2,261 | 2,131 | 194 | 10 Oct 2012 |
| | CZK | 160,200 | 238,912[3] | 258,686[3] | 346,717[3] | 41,510[3] | 2008 |
| | € | 6,000 | 5,065 | 5,297 | 243 | –270 | 2010 |
| | SGD | 0 | 0 | 100 | 0 | 0 | 14 Nov 2013 |
| | SGD | 0 | 0 | 200 | 0 | 0 | 14 Nov 2013 |
| | CZK | 200 | 115,419 | 208,047 | 613,487 | 30,366 | 2006 |
| | US$ | 400 | 4,400 | 5,582 | 8,789 | 349 | 2000 |
| | CHF | 100 | 351,922 | 361,742 | 128,138 | 69,466 | 1 Jan 2012 |
| | CHF | 10,000 | 310,398 | 346,694 | 43,055 | 5,382 | 1998 |
| | € | 6,000 | 1,050,920 | 1,849,282 | 0 | 66,670[9] | 1998 |
| | € | 3,600 | 8,247 | 10,017 | 4,311 | 732 | 2001 |
| | € | 25,000 | 249,813 | 16,762,785 | 0[6] | 1,227[5] | 1998 |
| | € | 25 | 75 | 75 | 3 | 0 | 15 Oct 2013 |
| | € | 100 | 550 | 13,808 | 15,698 | 11,591[5] | 2001 |
| | € | 25 | 1,182,469 | 1,251,681 | 0 | 69,212[5] | 2007 |
| | US$ | 1,000 | – 857,494 | 946,200 | 0 | – 150,371 | 2003 |
| | US$ | 0 | 1,724,709 | 2,292,482 | 0 | 32,691 | 2007 |
| | US$ | 0 | 3,785 | 3,789 | 150 | 150 | 2007 |
| | US$ | 0 | 40,528 | 109,590 | 286,690 | 44,429 | 2007 |
| | US$ | 5,000 | 8,448 | 9,830 | 18,383 | 3,448 | 5 Aug 2013 |
| | US$ | 0 | 3,901 | 4,154 | 1,623 | – 44 | 2007 |
| | € | 1,100 | 1,072[3] | 1,757[3] | 4,045[3] | 618[3] | 28 June 2012 |
| | € | 156,400[3] | 131,451[3] | 163,397[3] | 33,672[3] | 3,101[3] | 2008 |
| | € | 331 | 11,782[3] | 13,234[3] | 7,551[3] | 494[3] | 2002 |
| | € | 50 | 164 | 198 | 130 | 9 | 2002 |
| | € | 100 | 1,397 | 1,412 | 140 | 101 | 2003 |
| | € | 4 | 779 | 1,316 | 2,334 | 36 | 2011 |
| | US$ | 9,911 | 21,114 | 18,469 | 19,133 | 624 | 2009 |
| | US$ | 0 | 260 | 528 | 1,042 | 18 | 2011 |
| | US$ | 4,193 | 5,766 | 7,536 | 6,308 | 341 | 2009 |
| | € | 1,225 | 1,225 | 11,293 | 1,483 | 0 | 2004 |
| | CHF | 1,000 | 96,856 | 110,638 | 88,827 | 28,979 | 2009 |
| | € | 500 | 977 | 1,367 | 1,779 | 264 | 2010 |

6) Consists of interest and commission results due to the business operations
7) Thereof, 22.92 per cent are indirectly held via Clearstream Holding AG and 77.08 per cent are indirectly held via Clearstream International S.A.
8) Thereof, 50 per cent are directly held and 50 per cent are indirectly held via Eurex Global Derivatives AG.
9) Including income from profit pooling agreements with its subsidiaries amounting to €81,632 thousand
10) Thereof, 1.23 per cent are indirectly held via Tradegate AG Wertpapierhandelsbank.

As at 31 December 2013, Deutsche Börse AG held 50 per cent of the voting rights of Infobolsa S.A., Madrid, Spain. The key decision-making body of Infobolsa S.A. is the Board of Directors, where the Chairman's casting vote gives Deutsche Börse AG the majority of the votes.

Deutsche Börse AG indirectly holds 50 per cent of the voting rights in LuxCSD S.A., Luxembourg. Since Deutsche Börse's subsidiary Clearstream International S.A., which holds 50 per cent of the voting rights, has the right to appoint the Chairman of the Supervisory Board, who also has a casting vote, there is a presumption of control.

Moreover, Deutsche Börse AG indirectly holds 50 per cent of the voting rights in REGIS-TR S.A., Luxembourg. Since Deutsche Börse's subsidiary Clearstream Banking S.A., which holds 50 per cent of the voting rights, has the right to appoint the Chairman of the Supervisory Board, who in turn has a casting vote, there is a presumption of control.

Changes to consolidated subsidiaries

| | Germany | Foreign | Total |
|---|---|---|---|
| As at 1 January 2013 | 9 | 27 | 36 |
| Additions | 2 | 4 | 6 |
| Disposals | 0 | 0 | 0 |
| **as at 31 December 2013** | **11** | **31** | **42** |

In December 2012, SIX Swiss Exchange AG gave notice of termination of the cooperation agreement governing the equity investment in Scoach Holding S.A., effective from the end of 30 June 2013. Consequently, with effect from 1 July 2013, the shares in Scoach Schweiz AG held by Scoach Holding S.A. were transferred to SIX Swiss Exchange AG; the shares in Scoach Holding S.A. previously held by SIX Swiss Exchange AG were transferred to Scoach Holding S.A. and subsequently retired. Following the transfer, Deutsche Börse AG's equity interest in Scoach Holding S.A. increased to 100 per cent. The total consideration for this exchange transaction amounted to €15.3 million. Remeasurement of the shares of the Scoach subgroup held before the acquisition resulted in tax-neutral income from equity investment of €2.0 million; of this amount, €0.1 million related to the remeasurement of the shares of Scoach Holding S.A. and Scoach Europa AG held before the exchange transaction. The fair value of the shares held in Scoach Holding S.A. and Scoach Europa AG before the transaction amounted to €7.7 million. Goodwill of €4.6 million resulted from this transaction. Scoach Holding S.A. and Scoach Europa AG have been fully consolidated in Deutsche Börse AG's consolidated financial statements since 1 July 2013. Scoach Europa AG was renamed Börse Frankfurt Zertifikate AG as at 1 November 2013. Scoach Holding S.A. was renamed Börse Frankfurt Zertifikate Holding S.A. on 12 December 2013. Thus this report generally refers to the new names.

## Goodwill from the business combination with Scoach Holding S.A. and Scoach Europa AG

| | Preliminary goodwill calculation 1 July 2013 €m |
|---|---|
| **Consideration transferred** | |
| Fair value of equity interest held before the acquisition | 15.8 |
| Received cash compensation | – 0.5 |
| **Total consideration** | **15.3** |
| | |
| **Acquired assets and liabilities** | |
| Customer relationships | 3.3 |
| Other intangibles assets | 0.6 |
| Deferred tax assets on tax loss carried forward | 1.2 |
| Trade receivables and other receivables | 3.7 |
| Other current assets | 6.5 |
| Total assets | 15.3 |
| Deferred tax liabilities on temporary differences | – 1.0 |
| Other liabilities | – 3.6 |
| **Total liabilities** | **– 4.6** |
| **Total assets and liabilities acquired** | **10.7** |
| | |
| **Goodwill (not tax-deductible)** | **4.6** |

International Securities Exchange, Inc. established Topaz Exchange, LLC, Dover, USA, effective 29 May 2012. The exchange was granted an exchange licence by the SEC on 29 July 2013 and started operating on 5 August 2013. It has been included in full in the consolidated financial statements since July 2013. Topaz Exchange, LLC was renamed in ISE Gemini, LLC on 18 February 2014.

Eurex Clearing AG established Eurex Clearing Security Trustee GmbH, Frankfurt/Main, Germany, effective 15 October 2013. Since Eurex Clearing AG holds 100 per cent of the voting rights, there is a presumption of control. The subsidiary has been included in full in the consolidated financial statements since its foundation.

On 14 November 2013, Deutsche Börse AG established two companies, Deutsche Boerse Asia Holding Pte. Ltd. and Eurex Clearing Asia Pte. Ltd., both domiciled in Singapore, Singapore. As wholly owned subsidiaries of Deutsche Börse AG, the two companies have been included in full in the consolidated financial statements since their foundation.

Effective 10 January 2014, Deutsche Börse AG acquired a 100 per cent interest in Impendium Systems Ltd., domiciled in London, United Kingdom, at a purchase price of £3.2 million plus a revenue-dependent purchase price component of £5.2 million. Since Deutsche Börse AG is the only shareholder, there is a presumption of control. The subsidiary has been included in full in the consolidated financial statements since the first quarter of 2014. Purchase price allocation had not been completed at the time of preparing these consolidated financial statements.

## Associates and joint ventures

| Company, domicile | Segment | Equity interest as at 31 Dec 2013 direct (indirect) % | Currency | Ordinary share capital thousands | Assets thousands | Liabilities thousands | Sales revenue 2013 thousands | Net profit/loss 2013 thousands | Associate since |
|---|---|---|---|---|---|---|---|---|---|
| Deutsche Börse Commodities GmbH, Germany | Xetra | 16.20 | € | 1,000 | 1,280,718[1] | 1,277,891[1] | 4,363[1] | 672[1] | 2007 |
| European Energy Exchange AG[2][3] Germany | Eurex | (62.57) | € | 40,050 | 940,941[1] | 821,240[1] | 62,219[1] | 13,683[1] | 1999 |
| ID's SAS, France | Eurex | 25.01 | € | 1,000 | 3,348[1] | 580[1] | 2,389[1] | 509[1] | 2010 |
| Digital Vega FX Ltd., United Kingdom | Market Data + Services | 13.02 | GBP | 0 | 954[4] | 701[4] | 138[4] | –458[4] | 2011 |
| Indexium AG, Switzerland | Market Data + Services | 49.90 | CHF | 100 | 16,709 | 21,333 | 8,456 | 911 | 2009 |
| Phineo gAG, Germany | Xetra | 12.00[5] | € | 50 | 1,332[1] | 109[1] | 156[1] | 198[1] | 2010 |
| Direct Edge Holdings, LLC, USA | Eurex | (9.50) | US$ | 145,910[6] | 221,475 | 75,566 | 508,079 | 16,339 | 9 Feb 2012 |
| The Options Clearing Corporation, USA | Eurex | (20.00) | US$ | 600[7] | 2,953,365[7] | 2,941,732[7] | 157,232[7] | 3,563[7] | 2007 |
| Hanweck Associates, LLC, USA | Eurex | (26.44) | US$ | –693[6] | 893[1] | 1,586[1] | 3,349[1] | –793[1] | 2010 |
| Tradegate AG Wertpapierhandelsbank, Germany[8] | Xetra | 4.92 | € | 24,554 | 47,931[1] | 16,957[1] | 31,360[1] | 4,127[1] | 2010 |
| BrainTrade Gesellschaft für Börsensysteme mbH, Germany | Xetra | 25.58[9] | € | 1,400 | 5,895[1] | 4,136[1] | 8,099[1] | 358[1] | 1 July 2013 |
| Zimory GmbH, Germany | Market Data + Services | 30.03 | € | 267[1] | 11,566[1] | 641[1] | 1,419[1] | –5,285[1] | 17 May 2013 |
| Deutsche Börse Cloud Exchange AG, Germany[10] | Market Data + Services | 49.90[11] | € | 50 | 9,321 | 307 | 0 | –986 | 17 May 2013 |
| Global Markets Exchange Group International, LLP, United Kingdom | Eurex | 28.57 | GBP | 4,025[6] | 20,250 | 259 | 0 | –979 | 24 Oct 2013 |

1) Preliminary figures
2) Subgroup figures
3) There was no control in financial year 2013.
4) Shortened financial year; period ended 30 November 2013
5) In addition, Deutsche Börse AG holds an interest in Phineo Pool GbR, Berlin, Germany, which holds a 48 per cent stake in Phineo gAG. This interest is jointly managed.
6) Value of equity
7) Figures as at 31 December 2012
8) As at the balance sheet date the fair value of the stake in the listed company amounted to €6.6 million.
9) Thereof, 14.29 per cent held directly and 14.29 per cent indirectly via Börse Frankfurt Zertifikate AG.
10) Deutsche Börse Cloud Exchange AG is part of the Zimory GmbH subgroup.
11) In addition, 14.78 per cent held indirectly via Zimory GmbH.

In financial year 2013, Eurex Zürich AG acquired a further 2,573,356 shares in European Energy Exchange AG (EEX), increasing its interest from 56.14 per cent to 62.57 per cent. The total purchase price of the tranches acquired amounted to €15.4 million. The purchase price allocation resulted in additional goodwill of €1.5 million. Since Deutsche Börse Group does not have a majority on the Supervisory Board of EEX in the year under review, it cannot exercise control; therefore the company was included as an associate in Deutsche Börse Group's consolidated financial statements. Since the Chairman of the Supervisory Board, who is appointed by Eurex Zürich AG, has a casting vote on the Supervisory Board of European Energy Exchange AG as from 1 January 2014, Eurex Zürich AG exercises control over EEX as from that date. The company has been fully consolidated since 1 January 2014. The following assets and liabilities were identified during purchase price allocation, which had not been completed at the time these consolidated financial statements were prepared:

Goodwill resulting from taking control over European Energy Exchange AG as at 1 January 2014

| | Preliminary goodwill calculation 1 Jan 2014 €m |
|---|---|
| **Consideration transferred** | |
| Fair value of equity interest held before taking control over European Energy Exchange AG | 139.4 |
| Acquired bank balances | – 61.6 |
| **Total consideration** | 77,8 |
| | |
| **Acquired assets and liabilities** | |
| Customer relationships | 69.8 |
| Other intangibles assets | 13.4 |
| Financial assets | 44.8 |
| Other non-current assets | 2.0 |
| Deferred tax assets | 4.8 |
| Other current assets | 82.6 |
| Deferred tax liabilities on temporary differences | – 24.7 |
| Other non-current liabilities | – 0.8 |
| Other current liabilities | – 79.3 |
| Remeasurement of non-controlling interests | – 72.4 |
| | |
| **Total assets and liabilities acquired** | 40.2 |
| | |
| **Goodwill (not tax-deductible)** | 37.6 |

If EEX had already been consolidated as of 1 January 2013, the net revenue would have increased by €47.1 million and earnings before taxes (EBT) would have increased by €9.1 million.

On 17 May 2013, Deutsche Börse AG acquired a 30.03 per cent interest carrying voting rights in Zimory GmbH, Berlin, Germany, at a price of €10.0 million. The purchase price includes goodwill amounting to €5.8 million. Since Deutsche Börse AG exercises significant influence within the meaning of IAS 28.6 (a) by virtue of its membership in the Board of Directors, Zimory GmbH has been classified as an associate and is accounted for using the equity method.

Effective 17 May 2013, Deutsche Börse AG and Zimory GmbH established Deutsche Börse Cloud Exchange AG, Eschborn, Germany, in which Deutsche Börse AG holds a 49.90 per cent interest. As Deutsche Börse AG exercises significant influence within the meaning of IAS 28.6 (a) by virtue of its membership of the Board of Directors, the company has been classified as a joint venture and is accounted for using the equity method.

As a result of the termination by SIX Swiss Exchange AG of the cooperation agreement governing the equity investment in Scoach Holding S.A. and the resulting increase in Deutsche Börse AG's interest in Scoach Holding S.A. to 100 per cent, Deutsche Börse Group acquired, effective 1 July 2013, significant influence over BrainTrade Gesellschaft für Börsensysteme mbH within the meaning of IAS 28.6 (a) by virtue of its membership of the Board of Directors. Since then, BrainTrade Gesellschaft für Börsensysteme mbH has been classified as an associate and is accounted for using the equity method.

Direct Edge Holdings, LLC and BATS Global Markets, Inc. had entered into a merger agreement in August 2013. This agreement was not legally completed by 31 December 2013. On completion, International Securities Exchange Holdings, Inc. (ISE), New York, USA, was to surrender an interest of 22.04 per cent in Direct Edge Holdings, LLC and ultimately hold 9.5 per cent of the merged company. Against this background, a portion of the investment in Direct Edge Holdings, LLC, which was previously classified as an associate, was classified as "held for sale" in the third quarter of 2013, the remaining portion continued to be classified as an associate. On 31 January 2014, the transaction was completed.

On 24 October 2013, Deutsche Börse AG acquired 50,000 class B shares of Global Markets Exchange Group International LLP, London, United Kingdom, for a purchase price of £4.0 million and as a result holds 28.57 per cent of the shares. The transaction resulted in goodwill of £3.1 million. As Deutsche Börse AG exercises significant influence within the meaning of IAS 28.6 (a) by virtue of its membership of the Board of Directors, Global Markets Exchange Group International LLP has since been classified as an associate and is accounted for using the equity method.

Where Deutsche Börse Group's share of the voting rights in a company amounts to less than 20 per cent, Deutsche Börse Group's significant influence is exercised in accordance with IAS 28.6 (a) through the Group's representation on the Supervisory Board or the board of directors of the following companies as well as through corresponding monitoring systems:

- Deutsche Börse Commodities GmbH, Frankfurt/Main, Germany
- Digital Vega FX Ltd., London, United Kingdom
- Phineo gAG, Berlin, Germany
- Tradegate AG Wertpapierhandelsbank, Berlin, Germany

## 3. Summary of key accounting policies

Deutsche Börse AG's consolidated financial statements have been prepared in euros, the functional currency of Deutsche Börse AG. Unless stated otherwise, all amounts are shown in millions of euros (€m). The annual financial statements of subsidiaries included in the consolidated financial statements have been prepared on the basis of the Group-wide accounting principles based on IFRSs that are described in the following. They were applied consistently to the periods shown.

### Adjustments to accounting policies

In the previous year, repo and options transactions in the item "Financial instruments of Eurex Clearing AG" were only reported on a net basis if outstanding transactions were settled with an identical offsetting transaction. As at 31 December 2013, outstanding repo and options transactions are netted if a clearing member has offsetting corresponding transactions with the central counterparty with the same settlement date. Prior-year figures have been adjusted accordingly. As a result, the financial instruments of Eurex Clearing AG item has declined by €21.7 billion on both the assets and the liabilities side of the balance sheet. For details see ⊡ note 15.

In January 2013, Deutsche Börse Group extended its product portfolio to include repo transactions with a maturity greater than one year. Accordingly, the item "Financial instruments of Eurex Clearing AG" was split into non-current and current.

Following the new management structure, the reporting segments were changed as at 1 January 2013 and prior-year figures have been adjusted accordingly.

### Recognition of revenue and expenses

Trading, clearing and settlement fees are recognised on the trade day and billed on a monthly basis. Custody revenue and revenue for systems development and systems operation are generally recognised ratably and billed on a monthly basis. Sales of price information are billed on a monthly basis. Fees charged to trading participants in connection with International Securities Exchange, LLC's and ISE Gemini LLC's expenses for supervision by the U.S. Securities and Exchange Commission (SEC) are recognised at the settlement date.

International Securities Exchange, LLC and ISE Gemini, LLC earn market data revenue from the sale of trade and quote information on options through the Options Price Reporting Authority, LLC (OPRA, the regulatory authority responsible for distributing market data revenues among the US options exchanges). Pursuant to SEC regulations, US exchanges are required to report trade and quote information to OPRA. International Securities Exchange, LLC and ISE Gemini, LLC earn a portion of the income of the US option exchange association based on its share of eligible trades for option securities. Revenue is recorded as transactions occur on a trade date basis and is collected quarterly.

As a rule, rebates are deducted from sales revenue. They are recognised as an expense under "volume-related costs" to the extent that they exceed the associated sales revenue. This item also comprises expenses that depend on the number of certain trade or settlement transactions, the custody volume, or the Global Securities Financing volume, or that result from revenue sharing agreements or maker-taker pricing models. Volume-related costs no longer occur if the corresponding revenue is no longer generated.

Interest income and expenses are recognised using the effective interest method over the respective financial instrument's term to maturity. Interest income is recognised when it is probable that the economic benefits associated with the transaction will flow to the entity and the income can be measured reliably. Interest expenses are recognised as an expense in the period in which they are incurred. Interest income and expenses from banking business are netted in the consolidated income statement and disclosed separately in ⊡ note 4.

Dividends are recognised in the result from equity investments if the right to receive payment is based on legally assertable claims.

The consolidated income statement is structured using the nature-of-expense method.

### Research and development costs

Research costs are expensed in the period in which they are incurred. Development costs are capitalised, provided that they satisfy the recognition criteria set out in IAS 38. These development costs include direct labour costs, costs of purchased services and workplace costs, including proportionate overheads that can be directly attributed to the preparation of the respective asset for use, such as costs for the software development environment. Development costs that do not meet the requirements for capitalisation are recognised in the consolidated income statement. Interest expense that cannot be allocated directly to one of the developments is recognised in profit or loss in the year under review and not included in capitalised development cost. If research and development costs cannot be separated, the expenditures are recognised as expenses in the period in which they are incurred.

All development costs (both primary costs and costs incurred subsequently) are allocated to projects. The projects are broken down into the following phases in order to decide which cost components need capitalising and which do not:

**Non-capitalised phases**
**1. Design**
- Definition of product design
- Specification of the expected economic benefit
- Initial cost and revenue forecast

**Capitalised phases**
**2. Detailed specifications**
- Compilation and review of precise specifications
- Troubleshooting process

**3. Building and testing**
- Software programming
- Product testing

**Non-capitalised phases**
**4. Acceptance**
- Planning and implementation of acceptance tests

**5. Simulation**
- Preparation and implementation of simulation
- Compilation and testing of simulation software packages
- Compilation and review of documents

**6. Roll-out**
- Planning of product launch
- Compilation and dispatch of production systems
- Compilation and review of documents

In accordance with IAS 38, only tasks belonging to the "detailed specifications" and "building and testing" phases are capitalised. All other phases of software development projects are expensed.

### Intangible assets

Capitalised development costs are amortised from the date of first use of a software using the straight-line method over its expected useful life. The useful life of internally developed software is generally assumed to be five years; a useful life of seven years is used as the basis in the case of newly developed trading platforms and clearing systems.

Purchased software is carried at cost and reduced by systematic amortisation and, where necessary, impairment losses. Amortisation is charged using the straight-line method over the expected useful life or at most until the right of use has expired.

Useful life of software

| Asset | Amortisation period |
|---|---|
| Standard software | 3 to 10 years |
| Purchased custom software | 3 to 6 years |
| Internally developed custom software | 3 to 7 years |

Intangible assets are derecognised on disposal or when no further economic benefits are expected to flow from them.

The amortisation period for intangible assets with finite useful lives is reviewed at least at the end of each financial year. If the expected useful life of an asset differs from previous estimates, the amortisation period is adjusted accordingly.

Goodwill is recognised at cost and tested at least once a year for impairment.

The cost of the other intangible assets acquired in the course of business combinations corresponds to the fair value as at the acquisition date. Assets with a finite useful life are amortised using the straight-line method over the expected useful life. Assets with an indefinite useful life are tested for impairment at least once a year.

Useful life of other intangible assets arising out of business combinations

| Asset | Amortisation period |
|---|---|
| ISE's exchange licence | indefinite |
| Member relationships | 30 years |
| Customer relationships | 8 to 30 years |
| ISE trade name | 10 years |
| STOXX trade name | indefinite |
| Historical data | 5 years |

As ISE's exchange licence has an indefinite term and ISE expects to retain the licence as part of its overall business strategy, the useful life of this asset is classified as indefinite. The STOXX trade name includes the trade name itself, the index methodologies and the Internet domains because these can generally not be transferred separately. There are no indications that time limitations exist with regard to the useful life of the STOXX trade name. A review is performed each reporting period to determine whether the events and circumstances still justify classifying as indefinite the useful lives of ISE's exchange licence and the STOXX trade name.

**Property, plant and equipment**

Depreciable property, plant and equipment is carried at cost less cumulative depreciation. The straight-line depreciation method is used. Costs of an item of property, plant and equipment comprise all costs directly attributable to the production process, as well as an appropriate proportion of production overheads. Financing costs were not recognised in the year under review, as they could not be directly allocated to any particular development.

Useful life of property, plant and equipment

| Asset | Depreciation period |
|---|---|
| Computer hardware | 3 to 5 years |
| Office equipment | 5 to 25 years |
| Leasehold improvements | based on lease term |

Repair and maintenance costs are expensed as incurred.

If it is probable that the future economic benefits associated with an item of property, plant and equipment will flow to the Group and the cost of the respective asset can be reliably determined, expenditure subsequent to acquisition is added to the carrying amount of the asset as incurred. The carrying amounts of the parts of the asset that have been replaced are derecognised.

**Impairment losses on property, plant and equipment and intangible assets**

Specific non-current non-financial assets are tested for impairment. At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. In this case, the carrying amount is compared with the recoverable amount (the higher of value in use and fair value less costs of disposal) to determine the amount of any potential impairment.

The value in use is estimated on the basis of the discounted estimated future cash flows from continuing use of the asset and from its ultimate disposal, before taxes. For this purpose, discount rates are estimated based on the prevailing pre-tax weighted average cost of capital. If no recoverable amount can be determined for an asset, it is allocated to a cash-generating unit, for which the recoverable amount is calculated.

Irrespective of any indications of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use must be tested for impairment annually at least. Impairment tests are performed where there are indications of impairment. If the estimated recoverable amount is lower than the carrying amount, an impairment loss is recognised, and the net book value of the asset is reduced to its estimated recoverable amount.

Goodwill is allocated to identifiable groups of assets (cash-generating units) or groups of cash-generating units that create synergies from the respective acquisition. This corresponds to the lowest level at which Deutsche Börse Group monitors goodwill. An impairment loss is recognised if the carrying amount of the cash-generating unit to which goodwill is allocated (including the carrying amount of this goodwill) is higher than the recoverable amount of this group of assets. The impairment loss is first allocated to the goodwill, then to the other assets in proportion to their carrying amounts.

A review is conducted at every balance sheet date to see whether there is any indication that an impairment loss recognised on non-current assets (excluding goodwill) in the previous years no longer applies. If this is the case, the carrying amount of the asset is increased and the difference is recognised in profit or loss.The maximum amount of this reversal is limited to the carrying amount that would have resulted if no impairment loss had been recognised in previous periods. Impairment losses on goodwill are not reversed.

**Financial investments**

Financial investments comprise investments in associates and financial assets.

Investments in associates consist of investments in joint ventures and other associates. They are measured at cost on initial recognition and accounted for using the equity method upon subsequent measurement.

**Financial assets ("Finanzielle Vermögenswerte")**

For Deutsche Börse Group, financial assets are, in particular, other equity investments, receivables and securities from banking business, other financial instruments and other loans, financial instruments of Eurex Clearing AG, receivables and other assets as well as bank balances.

**Recognition of financial assets**

Financial assets are recognised when a Group company becomes a party to the contractual provisions of the instrument. They are generally recognised at the trade date. Loans and receivables from banking business, available-for-sale financial assets from banking business as well as purchases and sales of equities via the central counterparty (i.e. Eurex Clearing AG) are recognised at the settlement date.

Financial assets are initially measured at fair value; in the case of a financial asset that is not measured at fair value through profit or loss in subsequent periods, this includes transaction costs.

**Subsequent measurement of financial assets**

Subsequent measurement of financial instruments follows the categories which are described below. As in previous years, Deutsche Börse Group did not take advantage of the option to allocate financial assets to the "held-to-maturity investments" category in the year under review. In addition, the Group waived the possibility to designate financial assets at fair value through profit and loss (fair value option). The financial assets are allocated to the respective categories at initial recognition.

**Assets held for trading**

Derivatives that are not designated as hedging instruments as well as financial instruments of Eurex Clearing AG (see details below) are measured at fair value through profit or loss. Apart from financial instruments of Eurex Clearing AG this category includes in particular interest rate swaps, currency swaps and forward foreign exchange transactions. If they are settled within one year, they are allocated to current assets. All other financial assets are allocated to non-current assets.

Fair value of these derivatives is calculated based on observable current market rates. If resulting from banking business, realised and unrealised gains and losses are immediately recognised in the consolidated income statement as "other operating income" and "other operating expenses" or, if incurred outside the banking business, as "financial income" and "financial expenses".

**Loans and receivables**

Loans and receivables comprise in particular current and non-current receivables from banking business, trade receivables as well as other current receivables. They are recognised at amortised cost, taking into account any potential impairment losses, if applicable. Premiums and discounts are included in the amortised cost of the instrument concerned and are amortised using the effective interest method; they are contained in "net interest income from banking business" if they relate to banking business, or in "financial income" and "financial expense".

**Available-for-sale financial assets**

Non-derivative financial assets are classified as "available-for-sale financial assets", if they cannot be allocated to the "loans and receivables" and "assets held for trading" categories. These assets comprise debt and equity investments recognised in the "other equity investments" and "other financial instruments" items as well as debt instruments recognised in the current and non-current receivables and securities from banking business items.

Available-for-sale financial assets are generally measured at the fair value observable in an active market. Unrealised gains and losses are recognised directly in equity in the revaluation surplus. Impairment and effects of exchange rates on monetary items are excluded from this general rule; they are recognised in profit or loss.

Equity instruments for which no active market exists are measured on the basis of current comparable market transactions, if these are available. If an equity instrument is not traded in an active market and alternative valuation methods cannot be applied to that equity instrument, it is measured at cost, subject to an impairment test.

Realised gains and losses are generally recognised under financial income or financial expense. Interest income is recognised in the consolidated income statement in net interest income from banking business based on the effective interest rate method. Other realised gains and losses are recognised in the consolidated income statement in "other operating income" and "other operating expenses".

If debt instruments of banking business are hedged instruments under fair value hedges, hedge accounting is applied for fair value adjustments corresponding to the hedged item (see "Fair value hedges" section below).

**Derecognition of financial assets**
Financial assets are derecognised when the contractual rights to the cash flows expire or when substantially all the risks and rewards of ownership of the financial assets are transferred.

Clearstream Banking S.A. acts as principal in securities borrowing and lending transactions in the context of the ASLplus securities lending system. Legally, it operates between the lender and the borrower without being an economic contracting partner (transitory items). In these transactions, the securities borrowed and lent match each other. Consequently, these transactions are not recognised in the consolidated balance sheet.

**Impairment of financial assets**
Financial assets that are not measured at fair value through profit or loss are reviewed at each balance sheet date to establish whether there is any indication of impairment.

Deutsche Börse Group has laid down criteria for assessing whether there is evidence of impairment. These criteria primarily include significant financial difficulties on the part of the debtor and breaches of contract.

The amount of an impairment loss for a financial asset measured at amortised cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. A subsequent reversal is recognised at a maximum at the carrying amount that would have resulted if no impairment loss had been recognised.

The amount of an impairment loss for a financial asset measured at cost (equity instruments that are non-listed) is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at a current market interest rate. Subsequent reversal is not permitted.

In the case of available-for-sale financial assets, the impairment loss is calculated as the difference between cost and fair value. Any reduction in fair value already recognised in equity is reclassified to profit or loss upon determination of the impairment loss. A subsequent reversal may only be recognised for debt instruments if the reason for the original impairment loss no longer applies.

### Financial liabilities

Financial liabilities relate primarily to interest-bearing liabilities, other non-current liabilities, liabilities from banking business, financial instruments of Eurex Clearing AG, cash deposits by market participants as well as trade payables. They are recognised when a Group company becomes a contracting party to the instrument.

They are generally recognised at the trade date. Purchases and sales of equities via the central counterparty (i.e. Eurex Clearing AG) are recognised at the settlement date.

**Netting of financial assets and liabilities**
Financial assets and liabilities are offset and only the net amount is presented in the consolidated balance sheet when a Group company currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

**Financial liabilities not measured at fair value through profit and loss**
Financial liabilities not held for trading are carried at amortised cost. These liabilities comprise issued bonds and private placements. The borrowing costs associated with the placement of financial liabilities are included in the carrying amount, within the framework of the effective interest method, if they are directly attributable. Discounts reduce the carrying amount of liabilities and are amortised over the term of the liabilities.

**Financial liabilities measured at fair value through profit and loss**
A forward transaction with a non-controlling shareholder for the acquisition of non-controlling interests that is settled in cash or by delivering other financial assets is a financial liability recognised at fair value. It is subsequently measured at fair value through profit and loss. The equity interest attributable to a non-controlling shareholder underlying the transaction is accounted for as if it had already been acquired at the time of the transaction.

### Derivatives and hedges

Derivatives are used to hedge interest rate risk or foreign exchange risk. All derivatives are carried at their fair values. The fair value of interest rate swaps is determined on the basis of current observable market interest rates. The fair value of forward foreign exchange transactions is determined on the basis of forward foreign exchange rates at the balance sheet date for the remaining period to maturity.

Hedge accounting is used for derivatives that are part of a hedging relationship determined to be highly effective and for which certain conditions are met. This relates in particular to the documentation of the hedging relationship and the risk strategy and to how reliably the effectiveness can be measured.

**Cash flow hedges**
The portion of the gain or loss on the hedging instrument determined to be highly effective is recognised directly in equity. This gain or loss ultimately adjusts the value of the hedged cash flow, i.e. the gain or loss from the hedging instrument is recognised in profit or loss when the hedged item is recognised in the balance sheet or in profit or loss. The ineffective portion of the gain or loss is recognised immediately in the consolidated income statement.

**Fair value hedges**
The gain or loss on the hedging instrument, together with the gain or loss on the hedged item (underlying) attributable to the hedged risk, is recognised immediately in the consolidated income statement. Any gain or loss on the hedged item adjusts its carrying amount.

**Hedges of a net investment in a foreign operation**
The effective portion of the gain or loss from a hedging transaction that is designated as a highly effective hedge is recognised directly in equity. It is recognised in profit or loss when the foreign operation is sold. The ineffective portion of the gain or loss is recognised immediately in the consolidated income statement.

**Derivatives that are not part of a hedging relationship**
Gains or losses on derivative instruments that are not part of a highly effective hedging relationship are recognised immediately in the consolidated income statement.

**Financial instruments of Eurex Clearing AG (central counterparty)**

Eurex Clearing AG acts as the central counterparty and guarantees the settlement of all transactions involving futures and options on the Eurex exchanges (Eurex Deutschland and Eurex Zürich AG). As the central counterparty, it also guarantees the settlement of all transactions for Eurex Bonds (bond trading platform) and Eurex Repo (repo trading platform), certain exchange transactions in equities on Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange) and certain cash market transactions on the Irish Stock Exchange. In addition, Eurex Clearing AG guarantees the settlement of all OTC (over-the-counter, i.e. off-exchange) transactions entered in the trading system of the Eurex exchanges, Eurex Bonds, Eurex Repo, the Frankfurt Stock Exchange and the Irish Stock Exchange. These transactions are only executed between Eurex Clearing AG and a clearing member.

In accordance with IAS 39, purchases and sales of equities and bonds via the central counterparty are recognised and simultaneously derecognised at the settlement date.

For products that are marked to market (futures and options on futures), Eurex Clearing AG recognises gains and losses on open positions of clearing members on each exchange day. By means of the variation margin, profits and losses on open futures positions resulting from market price fluctuations are settled on a daily basis. The difference between this and other margin types is that the variation margin does not comprise collateral, but is a daily offsetting of profits and losses in cash. In accordance with IAS 39, futures are therefore not reported in the consolidated balance sheet. For future-style options, the option premium is not required to be paid in full until the end of the term or upon exercise. Option premiums are carried in the consolidated balance sheet as receivables and liabilities at their fair value on the trade date.

"Traditional" options, for which the buyer must pay the option premium in full upon purchase, are carried in the consolidated balance sheet at fair value. Fixed-income bond forwards are recognised as derivatives and carried at fair value until the settlement date. Receivables and liabilities from repo transactions are classified as held for trading and carried at fair value. Receivables and liabilities from variation margins and cash collateral that is determined on the reporting date and only paid on the following day are carried at their nominal amount.

The "financial instruments of Eurex Clearing AG" are reported as non-current if the remaining maturity of the underlying transactions exceeds twelve months at the reporting date.

The fair values recognised in the consolidated balance sheet are based on daily settlement prices. These are calculated and published by Eurex Clearing AG in accordance with the rules set out in the contract specifications (see also the clearing conditions of Eurex Clearing AG).

### Cash or securities collateral of Eurex Clearing AG

As Eurex Clearing AG guarantees the settlement of all traded contracts, it has established a multi-level collateral system. The central pillar of the collateral system is the determination of the overall risk per clearing member (margin) to be covered by cash or securities collateral. Losses calculated on the basis of current prices and potential future price risks are covered up to the date of the next collateral payment.

In addition to these daily collateral payments, each clearing member must make contributions to the clearing fund (for further details, see the risk report in the combined management report). Cash collateral is reported in the consolidated balance sheet under "cash deposits by market participants" and the corresponding amounts under "restricted bank balances".

In accordance with IAS 39.20 (b) in conjunction with IAS 39.37, securities collateral is not derecognised by the clearing member providing the collateral, as the transfer of securities does not meet the conditions for derecognition.

### Treasury shares

The treasury shares held by Deutsche Börse AG at the reporting date are deducted directly from shareholders' equity. Gains or losses on treasury shares are taken directly to equity. The transaction costs directly attributable to the acquisition of treasury shares are accounted for as a deduction from shareholders' equity (net of any related income tax benefit).

### Other current assets

Receivables, other assets, and cash and cash equivalents are carried at their nominal amount. Adequate valuation allowances take account of identifiable risks.

Restricted bank balances include cash deposits by market participants which are invested largely overnight, mainly in the form of reverse repurchase agreements with banks.

### Non-current assets held-for-sale

Non-current assets that are available for immediate sale in their present condition and whose sale is highly probable within a reasonable period of time are classified as "non-current assets held for sale". A transaction is highly probable if measures for the sale have already been initiated and the relevant bodies have adopted the corresponding resolutions.

## Pensions and other employee benefits

Pensions and other employee benefits relate to defined contribution and defined benefit pension plans.

### Defined contribution pension plans

There are defined contribution plans as part of the occupational pension system via pension funds and similar pension institutions, as well as on the basis of the 401(k) plan. In addition, contributions are paid to the statutory pension insurance scheme. The level of contributions is normally determined in relation to income. No provisions are recognised for defined contribution plans. The contributions paid are reported as pension expenses in the year of payment.

There are defined contribution pension plans for employees working in Germany, Luxembourg, the Czech Republic, the UK and the USA. In addition, the employer pays contributions to employees' private pension funds.

### Defined benefit plans

Provisions for pension obligations are measured, separately for each pension plan, using the projected unit credit method on the basis of actuarial reports. The fair value of plan assets, taking into account the asset ceiling rules if there are any surplus plan assets, is deducted from the present value of pension obligations. This results in the net defined benefit liability or asset. Net interest for the financial year is calculated by applying the discount rate determined at the beginning of the financial year to the net defined benefit liability determined as at that date.

The relevant discount rate is determined by reference to the return on long-term corporate bonds with a rating of at least AA (Moody's Investors Service, Standard & Poor's, Fitch Ratings and Dominion Bond Rating Service) on the basis of the information provided by Bloomberg, and a maturity that corresponds approximately to the maturity of the pension obligations. Moreover, the bonds must be denominated in the same currency as the underlying pension obligation. Measurement of the pension obligations in euros is based on a discount rate of 3.4 per cent, which is determined according to the Towers Watson "GlobalRate:Link" methodology (updated in line with the current market trend).

Actuarial gains or losses resulting from changes in expectations with regard to life expectancy, pension trends, salary trends, or the discount rate as compared with the estimate at the beginning of the period or compared with the actual development during the period are recognised directly in other comprehensive income. Actuarial gains and losses recognised in other comprehensive income may not be reclassified to profit or loss in subsequent periods. Similarly, differences between the (interest) income on plan assets determined at the beginning of the period and the return on plan assets actually recorded at the end of the period are also recognised directly in other comprehensive income. The actuarial gains or losses and the difference between the expected and the actual return or loss on plan assets are recognised as revaluation surplus.

Other long-term benefits for employees and members of executive boards (total disability pension, transitional payments and surviving dependents' pensions) are also measured using the projected unit credit method. Actuarial gains and losses and past service cost are recognised immediately and in full through profit or loss.

### Other provisions

Provisions are recognised if the Group has a present obligation from an event in the past, an outflow of resources with economic benefit to settle the obligation is probable and it is possible to reliably estimate the amount of this obligation. The amount of the provision corresponds to the best possible estimate of the expense which is necessary to settle the obligation at the balance sheet date. A provision for restructuring is only recognised when an entity has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that the restructuring measures will be implemented, for example by starting to implement that plan or announcing its main features to those affected by it. Contingent liabilities are not recognised, but disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

### Share-based payment

Deutsche Börse Group operates the Group Share Plan and the Stock Bonus Plan (SBP), which provide share-based payment components for employees, senior executives and executive board members.

**Group Share Plan**
Under the Group Share Plan, shares are granted at a discount to the market price. The expense of this discount is recognised in the income statement at the grant date.

**Stock Bonus Plan (SBP)**
The SBP shares are generally accounted for as share-based payments for which Deutsche Börse AG has a choice of settlement in cash and equity instruments. In financial year 2013, as in the previous years, a standard contract was drafted to settle the tranche due in the following year in cash. Under these circumstances, there is at present a presumption in accordance with IFRS 2 that all SBP shares will be settled in cash. Accordingly, Deutsche Börse Group has measured the SBP shares as cash-settled share-based payment transactions.The cost of the options is estimated using an option pricing model (fair value measurement) and recognised in staff costs in the income statement. Any right to payment of a stock bonus only vests after the expiration of the service or performance period on which the plan is based.

A separate variable share-based payment has been agreed for Deutsche Börse AG's Executive Board since financial year 2010. The number of virtual shares for each Executive Board member is calculated on the basis of Deutsche Börse AG's average share price in the two months preceding the point in time at which the Supervisory Board establishes the 100 per cent target value for the variable share component. The calculation of the subsequent payout amount of the stock bonus depends on the change in relative shareholder return and Deutsche Börse AG's share price performance. Claims under this stock bonus programme are settled in cash after the expiration of the three-year performance period.

### Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed using the balance sheet approach. The deferred tax calculation is based on temporary differences between the carrying amounts in the tax accounts and the carrying amounts in the IFRS financial statements that lead to a future tax liability or benefit when assets are used or sold or liabilities are settled.

The deferred tax assets or liabilities are measured using the tax rates that are currently expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognised for the carryforward of unused tax losses only to the extent that it is probable that future taxable profit will be available. Deferred tax assets and deferred tax liabilities are offset where a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

### Leases

Leases are classified as operating leases or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the asset from the lessor to the lessee. All other leases are classified as operating leases.

Leased assets and the associated liabilities are recognised at the lower of fair value and the present value of the minimum lease payments if the criteria for classification as a finance lease are met. The leased asset is depreciated or amortised using the straight-line method over its useful life or the lease term, if shorter. In subsequent periods, the liability is measured using the effective interest method.

Expenses incurred in connection with operating leases are recognised as an expense on a straight-line basis over the lease term.

### Consolidation

All subsidiaries directly or indirectly controlled by Deutsche Börse AG are included in Deutsche Börse AG's consolidated financial statements. Deutsche Börse Group controls a company if it is exposed to variable returns resulting from its involvement with the company in question or has rights to such returns and is able to influence them by using its power over the company.

Initial consolidation of subsidiaries in the course of business combinations uses the purchase method. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair values at the acquisition date. Any excess of cost over the acquirer's interest in the fair value of the subsidiary's net identifiable assets is recognised as goodwill. Goodwill is reported in subsequent periods at cost less accumulated impairment losses.

Intragroup assets and liabilities are eliminated. Income arising from intragroup transactions is eliminated against the corresponding expenses. Profits or losses arising from deliveries of intragroup goods and services, as well as dividends distributed within the Group, are eliminated. Deferred taxes are recognised for consolidation adjustments where these are expected to reverse in subsequent years.

Interests in equity attributable to non-controlling interest shareholders are carried under "non-controlling interests" within equity. Where these are classified as "puttable instruments", they are reported under "liabilities".

### Currency translation

Transactions denominated in a currency other than a company's functional currency are translated into the functional currency at the spot exchange rate applicable at the transaction date. At the balance sheet date, monetary balance sheet items in foreign currency are measured at the exchange rate at the balance sheet date, while non-monetary balance sheet items recognised at historical cost are measured at the exchange rate on the transaction date. Non-monetary balance sheet items measured at fair value are translated at the closing rate on the valuation date. Exchange rate differences are recorded as other operating income or expense in the period in which they arise unless the underlying transactions are hedged. Gains and losses from a monetary item that forms part of a net investment in a foreign operation are recognised directly in "accumulated profit".

The annual financial statements of companies whose functional currency is not the euro are translated into the reporting currency as follows: assets and liabilities are translated into euros at the closing rate. The items in the consolidated income statement are translated at the average exchange rates for the period under review. Resulting exchange differences are recognised directly in accumulated profit. When the relevant subsidiary is sold, these exchange differences are recognised in consolidated profit for the period in which the deconsolidation gain or loss is realised.

The following euro exchange rates of consequence to Deutsche Börse Group were applied:

Exchange rates

| | | Average rate 2013 | Average rate 2012 | Closing price as at 31 Dec 2013 | Closing price as at 31 Dec 2012 |
|---|---|---|---|---|---|
| Swiss francs | CHF | 1.2294 | 1.2043 | 1.2256 | 1.2073 |
| US dollars | USD (US$) | 1.3317 | 1.2929 | 1.3769 | 1.3196 |
| Czech koruna | CZK | 26.0261 | 25.1182 | 27.4000 | 25.0960 |

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from initial consolidation are reported in the functional currency of the foreign operation and translated at the closing rate.

### Key sources of estimation uncertainty and management judgements

The application of accounting policies, presentation of assets and liabilities and recognition of income and expenses requires the Executive Board to make certain judgements and estimates. Adjustments in this context are taken into account in the period the change was made as well as in subsequent periods, where necessary.

#### Impairment

Deutsche Börse Group tests goodwill and intangible assets with indefinite useful lives for impairment at least once a year. Certain assumptions have to be made to determine the recoverable amount, which is calculated regularly using discounted cash flow models. This is based on the relevant business plans with a time horizon of 3 to 5 years. These plans in turn contain projections of the future financial performance of the cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary. For further information on the effects of changes in the discount rate and further assumptions, please see ⊡ note 11.

**Pensions and other employee benefits**

Pensions and other employee benefits are measured using the projected unit credit method, which calculates the actuarial present value of the accumulated benefit obligation. Calculating the present value requires certain actuarial assumptions (such as the discount rate, staff turnover rate, salary and pension trends) to be made. The current service cost and the net interest expense or income for the subsequent period are calculated on the basis of these assumptions. Any departures from these assumptions, for example because of changes in the macroeconomic environment, are recognised in other comprehensive income in the following financial year. A sensitivity analysis of the key factors is presented in ⊡ note 22.

**Income taxes**

Deutsche Börse Group is subject to the tax laws of those countries in which it operates and generates income. Considerable management judgement has to be exercised in determining the tax provisions. For a large number of transactions and calculations, no definitive tax-relevant information is available at the time these figures are determined. Deutsche Börse Group recognises corresponding provisions for risks expected from external tax audits. If the final results of these external audits differ from the estimates, the resulting effects on current and deferred taxes are recognised in the period in which they become known.

**Legal risks**

Deutsche Börse AG or its group companies are subject to litigation. Such litigation may lead to orders to pay against the entities of the group. If it is more likely than not that an outflow of resources will occur, a provision will be recognised based on an estimate of the most probable amount necessary to settle the obligation if such amount is reasonably estimable. Management judgement includes the determination whether there is a possible obligation from past events, the evaluation of the probability that an outflow will occur and the estimation of the potential amount. As the outcome of litigation is usually uncertain, the judgement is reviewed continuously. For further information on other risks please see ⊡ note 37.

**Group Share Plans**

⊡ Note 39 contains disclosures on the valuation model used for the stock options. Where the estimates of the valuation parameters originally applied differ from the actual values available when the options are exercised, adjustments are necessary; such adjustments are recognised in the consolidated income statement for the period if they relate to cash-settled share-based payment transactions.

**Provisions**

In addition, the probable utilisation applied when establishing provisions for expected losses from rental agreements is estimated (see ⊡ note 24). In the creation of personnel-related restructuring provisions, certain assumptions were made with regard to, for example, fluctuation rate, discount rate and salary trends. Should the actual values deviate from these assumptions, adjustments may be necessary.

# Consolidated income statement disclosures

## 4. Net revenue

Composition of net revenue

| | Sales revenue | | Net interest income from banking business | |
|---|---|---|---|---|
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| **Eurex** | | | | |
| Equity index derivatives | 349.7 | 402.5 | 0 | 0 |
| Interest rate derivatives | 183.9 | 170.9 | 0 | 0 |
| US options (ISE) | 180.8 | 157.7 | 0 | 0 |
| Equity derivatives | 41.9 | 41.9 | 0 | 0 |
| Other assets | 93.7 | 85.2 | 0 | 0 |
| | **850.0** | **858.2** | **0** | **0** |
| **Xetra** | | | | |
| Trading[1] | 115.3 | 108.9 | 0 | 0 |
| Clearing and settlement fees | 34.5 | 34.5 | 0 | 0 |
| Other assets | 22.2 | 19.0 | 0 | 0 |
| | **172.0** | **162.4** | **0** | **0** |
| **Clearstream** | | | | |
| Custody fees | 445.3 | 438.2 | 0 | 0 |
| Transaction fees | 121.2 | 111.1 | 0 | 0 |
| Global Securities Financing | 88.3 | 89.4 | 0 | 0 |
| Net interest income | 0 | 0 | 35.9 | 52.0 |
| Other assets | 119.2 | 118.9 | 0 | 0 |
| | **774.0** | **757.6** | **35.9** | **52.0** |
| **Market Data + Services** | | | | |
| Sales of price information[2] | 163.5 | 161.9 | 0 | 0 |
| Indices | 84.4 | 83.6 | 0 | 0 |
| Connectivity | 70.7 | 66.3 | 0 | 0 |
| Technology Services | 56.0 | 68.3 | 0 | 0 |
| Other assets | 23.7 | 22.0 | 0 | 0 |
| | **398.3** | **402.1** | **0** | **0** |
| **Total** | **2,194.3** | **2,180.3** | **35.9** | **52.0** |
| **Consolidation of internal net revenue** | **–34.0** | **–35.0** | **0** | **0** |
| **Group** | **2,160.3** | **2,145.3** | **35.9** | **52.0** |

1) The „Trading" item includes Börse Frankfurt (formerly Xetra Frankfurt Specialist Trading; Since Q3/2013 following the termination of the Börse Frankfurt Zertifikate Holding S.A. cooperation including certificates and warrants) and the electronic Xetra trading system.

| | Other operating income | | Volume-related costs | | Net revenue | |
|---|---|---|---|---|---|---|
| | **2013** €m | **2012** €m | **2013** €m | **2012** €m | **2013** €m | **2012** €m |
| | | | | | | |
| | 0 | 0 | -24.4 | -27.9 | 325.3 | 374.6 |
| | 0 | 0 | 0 | 0 | 183.9 | 170.9 |
| | 0 | 0 | -89.3 | -63.7 | 91.5 | 94.0 |
| | 0 | 0 | -1.7 | -1.6 | 40.2 | 40.3 |
| | 13.5 | 10.2 | -7.4 | -7.7 | 99.8 | 87.7 |
| | 13.5 | **10.2** | **-122.8** | **-100.9** | 740.7 | **767.5** |
| | | | | | | |
| | | | | | | |
| | 0 | 0 | -22.6 | -18.4 | 92.7 | 90.5 |
| | 0 | 0 | -6.5 | -5.1 | 28.0 | 29.4 |
| | 8.9 | 6.4 | -0.1 | -0.8 | 31.0 | 24.6 |
| | 8.9 | **6.4** | -29.2 | **-24.3** | 151.7 | **144.5** |
| | | | | | | |
| | | | | | | |
| | 0 | 0 | -103.9 | -103.7 | 341.4 | 334.5 |
| | 0 | 0 | -12.2 | -12.1 | 109.0 | 99.0 |
| | 0 | 0 | -30.5 | -32.3 | 57.8 | 57.1 |
| | 0 | 0 | 0 | 0 | 35.9 | 52.0 |
| | 7.4 | 3.1 | -16.8 | -14.7 | 109.8 | 107.3 |
| | 7.4 | **3.1** | -163.4 | **-162.8** | 653.9 | **649.9** |
| | | | | | | |
| | | | | | | |
| | 0.3 | 0 | -21.7 | -20.8 | 142.1 | 141.1 |
| | 1.5 | 1.7 | -8.9 | -9.1 | 77.0 | 76.2 |
| | 0 | 0 | 0 | -0.7 | 70.7 | 65.6 |
| | 0.5 | 0.9 | -0.4 | -0.9 | 56.1 | 68.3 |
| | 1.3 | 1.4 | -4.9 | -4.2 | 20.1 | 19.2 |
| | 3.6 | **4.0** | -35.9 | **-35.7** | 366.0 | **370.4** |
| | | | | | | |
| | 33.4 | **23.7** | -351.3 | **-323.7** | 1,912.3 | **1,932.3** |
| | | | | | | |
| | -12.8 | **-12.0** | 46.8 | **47.0** | 0 | **0** |
| | | | | | | |
| | 20.6 | **11.7** | -304.5 | **-276.7** | 1,912.3 | **1,932.3** |

2) As the products of Market News International Inc. and Need To Know News, LLC have been fully integrated, the sales revenue of these two companies is reported under the sales of price information for the Market Data + Services segment. Prior-year figures have been adjusted accordingly.

Since the first quarter of 2012, Deutsche Börse Group has been using net revenue as primary key performance indicator for income. This consists of sales revenue plus external net interest income from banking business and other operating income deducing volume-related costs. The increase in volume-related costs is mainly due to methodological factors. Changes to fee models pushed up both volume-related costs and revenue, so that the changes had no impact on earnings overall.

As a result of the changes made to Deutsche Börse Group's organisational structure as at 1 January 2013, various products (mainly connectivity and technology services) were transferred from the previous market segments to the new Market Data + Services segment. See also note 35. Prior-year figures have been adjusted accordingly.

Composition of net interest income from banking business

| | 2013 €m | 2012 €m |
|---|---|---|
| Loans and receivables | 22.3 | 84.2 |
| Financial liabilities measured at amortised cost | –7.2 | –58.0 |
| Available-for-sale financial assets | 5.1 | 15.1 |
| Financial assets or liabilities measured at fair value through profit or loss: | | |
| Interest income | 16.1 | 14.5 |
| Interest expense | –0.3 | –2.2 |
| Interest income – interest rate swaps – fair value hedges | 0 | 0.5 |
| Interest expense – interest rate swaps – fair value hedges | 0 | –2.1 |
| **Total** | **36.0** | **52.0** |

Composition of other operating income

| | 2013 €m | 2012 €m |
|---|---|---|
| Income from exchange rate differences | 6.9 | 1.4 |
| Income from settlement of put options[1] | 2.0 | 0 |
| Income from agency agreements | 0.7 | 0.9 |
| Rental income from sublease contracts | 0.6 | 1.3 |
| Miscellaneous | 10.4 | 8.1 |
| **Total** | **20.6** | **11.7** |

1) See note 14 for further details on the acquisition of Clearstream Fund Services Ireland Ltd.

For details of rental income from sublease contracts see note 38.

Miscellaneous other operating income includes income from cooperation agreements and from training and valuation adjustments.

Volume-related costs comprise partial or advance concessions which Deutsche Börse Group obtains from third parties, which it markets as part of its own value chain, and which indirectly depend on the development of volume trends and sales revenue.

## 5. Staff costs

### Composition of staff costs

| | 2013 €m | 2012 €m |
|---|---|---|
| Wages and salaries | 369.0 | 345.7 |
| Social security contributions, retirement and other benefits | 107.0 | 68.5 |
| **Total** | **476.0** | **414.2** |

Staff costs include costs of €62.6 million (2012: €14.4 million) recognised in connection with efficiency programmes.

## 6. Other operating expenses

### Composition of other operating expenses

| | 2013 €m | 2012 €m |
|---|---|---|
| Costs related to OFAC settlement | 129.0 | – |
| Costs for IT services providers and other consulting services | 159.5 | 156.1 |
| IT costs | 78.5 | 81.4 |
| Premises expenses | 75.1 | 78.5 |
| Non-recoverable input tax | 34.4 | 34.5 |
| Advertising and marketing costs | 34.4 | 23.1 |
| Travel, entertainment and corporate hospitality expenses | 20.6 | 19.5 |
| Non-wage labour costs and voluntary social benefits | 12.6 | 11.7 |
| Insurance premiums, contributions and fees | 12.0 | 12.2 |
| Cost of agency agreements | 7.7 | 11.7 |
| Remuneration of supervisory bodies | 5.0 | 4.4 |
| Cost of exchange rate differences | 3.9 | 2.5 |
| Miscellaneous | 15.3 | 3.8 |
| **Total** | **588.0** | **439.4** |

Costs for IT services providers and other consulting services relate mainly to expenses in conjunction with software development. An analysis of development costs is presented in note 7. These costs also contain costs of strategic and legal consulting services as well as of audit activities.

### Composition of fees for the auditor[1]

| | 2013 €m | 2012 €m |
|---|---|---|
| Statutory audit | 1.9 | 1.5 |
| Other assurance or valuation services | 1.0 | 0.7 |
| Tax advisory services | 0.5 | 0.5 |
| Other services | 0.2 | 0.9 |
| **Total** | **3.6** | **3.6** |

1) With companies of KPMG Europe LLP Group. There are further assignments with other companies of KPMG, in particular in Singapore, the Czech Republic and the USA.

## 7. Research and development costs

Own expenses capitalised relate solely to development costs of internally developed software, involving the following systems and projects in the individual segments:

Research and development costs

| | Total expense for software development | | of which capitalised | |
|---|---|---|---|---|
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| **Eurex** | | | | |
| Eurex software | 5.4 | 12.8 | 2.2 | 4.2 |
| Trading platform Xetra/Eurex | 25.0 | 27.5 | 10.2 | 14.7 |
| Eurex Clearing Prisma | 24.0 | 18.8 | 10.4 | 12.6 |
| New trading platform ISE | 5.9 | 5.2 | 5.3 | 4.1 |
| EurexOTC Clear | 35.7 | 28.8 | 14.1 | 11.8 |
| | **96.0** | **93.1** | **42.2** | **47.4** |
| **Xetra** | | | | |
| Xetra software | 4.8 | 5.1 | 0.3 | 0.3 |
| CCP releases | 2.9 | 3.4 | 0.3 | 0.6 |
| | **7.7** | **8.5** | **0.6** | **0.9** |
| **Clearstream** | | | | |
| Collateral Management and Settlement | 58.9 | 41.0 | 34.0 | 20.9 |
| Custody | 10.2 | 12.2 | 5.2 | 7.7 |
| Connectivity | 20.0 | 4.4 | 6.9 | 3.1 |
| Investment funds | 4.9 | 4.3 | 1.7 | 2.7 |
| | **94.0** | **61.9** | **47.8** | **34.4** |
| **Market Data + Services** | **4.2** | **4.1** | **0.3** | **0.5** |
| **Research expense** | **1.8** | **1.0** | **0** | **0** |
| **Total** | **203.7** | **168.6** | **90.9** | **83.2** |

## 8. Result from equity investments

Composition of result from equity investments

| | 2013 €m | 2012 €m |
|---|---|---|
| **Equity method-accounted result of associates** | | |
| European Energy Exchange AG | 3.8 | 0.5 |
| Direct Edge Holdings, LLC | 2.2 | 1.9 |
| Börse Frankfurt Zertifikate Holding S.A.[1] | 1.4 | 4.5 |
| Tradegate AG Wertpapierhandelsbank | 0.3 | 0 |
| ID's SAS | 0.2 | 0.1 |
| Deutsche Börse Commodities GmbH | 0.1 | 0.3 |
| **Total income from equity method measurement** | **8.0** | **7.3** |
| | | |
| Zimory GmbH | –0.6 | n.a. |
| Deutsche Börse Cloud Exchange AG | –0.5 | n.a. |
| Digital Vega FX Ltd. | –0.1 | –0.1 |
| Hanweck Associates, LLC | –0.1 | –0.1 |
| Global Markets Exchange Group International, LLP | –0.1 | n.a. |
| Indexium AG | 0 | –4.0 |
| Link-Up Capital Markets, S.L. | 0 | –0.5 |
| **Total expenses from equity method measurement from associates** | **–1.4** | **–4.7** |
| | | |
| **Result from associates** | **6.6** | **2.6** |
| | | |
| **Result due to transition from equity method to consolidation** | **2.0** | **n.a.** |
| | | |
| **Result from other equity investments** | **0.7** | **–6.9** |
| | | |
| **Result from equity investments** | **9.3** | **–4.3** |

1) Until 12 December 2013 Scoach Holding S.A., see note 2.

The result from other equity investments includes impairment losses of €1.6 million (2012: €10.8 million) relating to the investment in Quadriserv Inc. The negative performance is attributable in particular to the continuing difficult capital market environment and the company's declining market share during financial year 2013.

The result from other equity investments includes income of €0.2 million resulting from the remeasurement in connection with the disposal of the equity investment in Link-Up Capital Markets, S.L, Madrid, Spain. The investment in Link-Up Capital Markets, S.L. had been classified as held for sale since the fourth quarter of 2012.

Dividends of €10.9 million (2012: €10.1 million) were received from interests in associates and €2.0 million (2012: €2.8 million) from interests in other equity investments in the year under review.

## 9. Financial result

### Composition of financial income

| | 2013 €m | 2012 €m |
|---|---|---|
| Interest on reverse repurchase agreements categorised as "loans and receivables" | 3.1 | 10.4 |
| Income from available-for-sale securities | 1.7 | 0.7 |
| Other interest and similar income | 0.4 | 0.2 |
| Interest income from receivables against associates and employees categorised as "loans and receivables" | 0.3 | 0.2 |
| Interest on bank balances categorised as "loans and receivables" | 0.2 | 0.7 |
| Interest-like income from revaluation of derivatives held for trading | 0 | 0.1 |
| **Total** | **5.7** | **12.3** |

### Composition of financial expense

| | 2013 €m | 2012 €m |
|---|---|---|
| Interest on non-current loans[1] | 57.1 | 99.7 |
| Interest on taxes | 6.1 | 6.1 |
| Expenses from the unwinding of the discount on the pension provisions | 3.9 | 4.3 |
| Interest-like expenses for exchange rate differences on liabilities[1] | 3.2 | 1.8 |
| Interest-like expenses for derivatives held as hedging instruments | 2.1 | 0.9 |
| Transaction costs of non-current liabilities[1] | 0.8 | 1.7 |
| Interest on current liabilities[1] | 0.3 | 0.9 |
| Expenses from the unwinding of the discount on the liability to SIX Group AG[1] | 0 | 27.4 |
| Other costs | 2.9 | 2.2 |
| **Total** | **76.4** | **145.0** |

1) Measured at amortised cost

## 10. Income tax expense

### Composition of income tax expense (main components)

| | 2013 €m | 2012 €m |
|---|---|---|
| Current income taxes: | | |
| of the year under review | 181.0 | 224.1 |
| from previous years | –11.3 | –1.4[1] |
| Deferred tax (income)/expense on temporary differences | 2.1 | –56.9 |
| **Total** | **171.8** | **165.8** |

1) This does not include other taxes amounting to €1.1 million.

The total current tax expenses in the amount of €169.7 million include domestic tax expenses of €135.1 million and foreign tax expenses of €34.6 million (2012: domestic tax expenses €156.2 million, foreign tax expenses €67.6 million). The total deferred tax income in the amount of €2.1 million include domestic tax expenses of €–1.1 million and foreign tax income of €3.2 million (2012: domestic tax expenses €6.3 million, foreign tax income €–63.2 million).

As in the previous year, a tax rate of 26 to 28 per cent was used in the reporting period to calculate deferred taxes for the German companies. This reflects trade income tax at multipliers of 280 to 460 per cent (2012: 280 to 460 per cent) on the tax base value of 3.5 per cent (2012: 3.5 per cent), corporation tax of 15 per cent (2012: 15 per cent) and the 5.5 per cent solidarity surcharge (2012: 5.5 per cent) on the corporation tax.

A tax rate of 29.22 per cent (2012: 28.80 per cent) was used for the Luxembourgian companies, reflecting trade income tax at a rate of 6.75 per cent (2012: 6.75 per cent) and corporation tax at 22.47 per cent (2012: 22.05 per cent).

Tax rates of 12.5 to 45 per cent were applied to the companies in China, the Czech Republic, Ireland, Japan, Portugal, Singapore, Spain, Switzerland and the USA (2012: 17 to 45 per cent).

The following table shows the carrying amounts of deferred tax assets and liabilities as well as the related tax expenses recognised in income or directly in equity.

Composition of deferred taxes

| | Deferred tax assets | | Deferred tax liabilities | | Exchange rate differences | Deferred tax expense/(income) | | Tax expense/(income) recognised directly in equity | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| Pension provisions and other employee benefits | 36.0 | 43.4 | 0 | 0 | 0.3 | 3.3 | 1.3 | 3.8[2] | –14.8[2] |
| Other provisions | 16.1 | 5.4 | 0 | 3.7 | 0.5 | –7.5 | 0.6 | 0 | 0 |
| Interest-bearing liabilities | 0 | 0 | –1.1 | –0.9 | 0 | 0.2 | 0.2 | 0 | 0 |
| Intangible assets | 0 | 0 | –19.9 | –13.9 | 0 | 6.0 | 3.9 | 0 | 0 |
| Intangible assets from purchase price allocation | 0 | 0 | –236.6 | –248.1 | –7.3 | –4.2 | –22.1 | 0 | 0 |
| Non-current assets | 1.7[1] | 0.3 | 0 | 0 | 0 | –2.5 | –3.9 | 0 | 0 |
| Investment securities | 0 | 0 | –4.5 | –7.3 | 0 | –3.8 | –0.4 | 1.0[2] | 6.8[2] |
| Other non-current assets | 3.0 | 4.4 | 0 | 0 | 0 | 0.8 | –0.1 | 0.6[2] | –2.8[2] |
| Other liabilities | 1.6 | 0 | 0 | 0 | 0 | –1.6 | 0 | 0 | 0 |
| Losses carried forward | 25.8[3] | 36.4 | 0 | 0 | 0.4 | 11.4 | –36.4 | 0 | 0 |
| Exchange rate differences | 0 | 0 | –16.5 | –38.3 | 0 | 0 | 0 | –21.8[4] | –12.1[4] |
| **Gross amounts** | **84.2** | **89.9** | **–278.6** | **–304.8** | **–6.1** | **2.1** | **–56.9** | **–16.4** | **–22.9** |
| Netting of deferred taxes | –35.2 | –30.1 | 35.2 | 30.1 | | | | | |
| **Total** | **49.0** | **59.8** | **–243.4** | **–274.7** | **–6.1** | **2.1** | **–56.9** | **–16.4** | **–22.9** |

1) Thereof €–1.1 million due to changes in the basis of consolidation resulting from the termination of the cooperating agreement governing the investment in Börse Frankfurt Zertifikate Holding S.A. (see also note 2)
2) Separate disclosure in the consolidated statement of changes in equity under "revaluation surplus"
3) Thereof €1.2 million due to changes in the basis of consolidation resulting from the termination of the cooperating agreement governing the investment in Börse Frankfurt Zertifikate Holding S.A. (see also note 2)
4) Separate disclosure in the consolidated statement of changes in equity under "accumulated profit"

€64.8 million (2012: €67.4 million) of deferred tax assets and €247.7 million (2012: €242.7 million) of deferred tax liabilities have an expected remaining maturity of more than one year.

Deferred tax liabilities have not been recognised in respect of the tax on future dividends that may be paid from retained earnings by subsidiaries and associated companies. In accordance with section 8b (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act), 5 per cent of dividends and similar income received by German companies is treated as non-deductible expenses for tax purposes. The unreported deferred tax liabilities on future dividends of subsidiaries and associates as well as gains from the disposal of subsidiaries and associates amount to €2.3 million.

Reconciliation between the expected and the reported tax expense

| | 2013<br>€m | 2012<br>€m |
|---|---|---|
| Expected income taxes derived from earnings before tax | 173.7 | 217.5 |
| Tax losses utilised and tax-ineffective losses carried forward | 5.9 | 22.4 |
| Recognition of deferred taxes on losses carried forward not yet recognised | –0.8 | –36.4 |
| Tax increases due to other non-tax-deductible expenses | 6.7 | 7.8 |
| Effects resulting from different tax rates | 0.8 | –1.0 |
| Effects from changes in tax rates | 0 | –20.7 |
| Tax decreases due to dividends and income from the disposal of equity investments | –9.8 | –21.5 |
| Exchange rate differences | 8.2 | –0.6 |
| Other | –1.5 | –0.3 |
| **Income tax expense arising from current year** | **183.2** | **167.2** |
| Prior-period income taxes | –11.4 | –0.3 |
| **Income tax expense** | **171.8** | **166.9** |

To determine the expected tax expense, earnings before tax have been multiplied by the composite tax rate of 26 per cent assumed for 2013 (2012: 26 per cent).

At the end of the financial year, accumulated unused tax losses amounted to €176.7 million (2012: €176.3 million), for which no deferred tax assets were recognised. The unused tax losses amounting to €176.7 million are attributable to domestic losses totalling €6.3 million and to foreign tax losses totalling €170.4 million (2012: domestic tax losses €7.2 million, foreign tax losses €169.1 million). Tax losses of €3.6 million were utilised in 2013 (2012: €1.4 million).

The losses can be carried forward in Germany subject to the minimum taxation rules, and in Luxembourg indefinitely as the law now stands. Losses in other countries can be carried forward for periods of up to 20 years.

# Consolidated balance sheet disclosures

## 11. Intangible assets

### Intangible assets

| | Purchased software €m | Internally developed software €m | Goodwill €m | Payments on account and construction in progress[1] €m | Other intangible assets €m | Total €m |
|---|---|---|---|---|---|---|
| **Historical cost as at 1 Jan 2012** | **304.2** | **751.5** | **2,105.9** | **56.3** | **1,980.3** | **5,198.2** |
| Changes in the basis of consolidation[2] | 0 | 0 | 4.0 | 0 | 0 | 4.0 |
| Additions | 17.9 | 8.7 | 0.1 | 74.5 | 0 | 101.2 |
| Disposals | – 36.3 | – 38.4 | 0 | 0 | – 3.1 | – 77.8 |
| Reclassifications | 0 | 45.4 | 0 | – 45.4 | 0 | 0 |
| Exchange rate differences | – 0.2 | – 0.6 | – 20.9 | 0 | – 31.8 | – 53.5 |
| **Historical cost as at 31 Dec 2012** | **285.6** | **766.6** | **2,089.1** | **85.4** | **1,945.4** | **5,172.1** |
| Changes in the basis of consolidation[3] | 0 | 0 | 4.6 | 0 | 3.9 | 8.5 |
| Additions | 7.2 | 15.7 | 0 | 75.2 | 0.9 | 99.0 |
| Disposals | – 88.5 | – 200.6 | 0 | 0 | 0 | – 289.1 |
| Reclassifications | 0 | 75.4 | 0 | – 75.4 | 0 | 0 |
| Exchange rate differences | – 0.2 | – 1.4 | – 40.4 | 0 | – 61.6 | – 103.6 |
| **Historical cost as at 31 Dec 2013** | **204.1** | **655.7** | **2,053.3** | **85.2** | **1,888.6** | **4,886.9** |
| | | | | | | |
| **Amortisation and impairment losses as at 1 Jan 2012** | **284.5** | **670.0** | **10.7** | **0** | **1,069.2** | **2,034.4** |
| Amortisation | 10.1 | 29.9 | 0 | 0 | 19.5 | 59.5 |
| Disposals | – 36.2 | – 38.3 | 0 | 0 | – 3.1 | – 77.6 |
| Exchange rate differences | – 0.1 | – 0.4 | 0 | 0 | – 22.5 | – 23.0 |
| **Amortisation and impairment losses as at 31 Dec 2012** | **258.3** | **661.2** | **10.7** | **0** | **1,063.1** | **1,993.3** |
| Amortisation | 12.7 | 39.7 | 0 | 0 | 17.4 | 69.8 |
| Impairment losses | 0 | 0.6 | 0 | 0 | 0 | 0.6 |
| Disposals | – 87.8 | – 202.5 | 0 | 0 | 0 | – 290.3 |
| Exchange rate differences | – 0.2 | – 1.0 | 0 | 0 | – 44.0 | – 45.2 |
| **Amortisation and impairment losses as at 31 Dec 2013** | **183.0** | **498.0** | **10.7** | **0** | **1,036.5** | **1,728.2** |
| | | | | | | |
| Carrying amount as at 31 Dec 2012 | 27.3 | 105.4 | 2,078.4 | 85.4 | 882.3 | 3,178.8 |
| **Carrying amount as at 31 Dec 2013** | **21.1** | **157.7** | **2,042.6** | **85.2** | **852.1** | **3,158.7** |

1) Additions in payments on account and construction in progress in the year under review relate exclusively to internally developed software.
2) This relates exclusively to additions as part of the acquisition of Clearstream Fund Services, Ireland Ltd.
3) This relates exclusively to additions as part of the business combination with Börse Frankfurt Zertifikate Holding S.A. and Börse Frankfurt Zertifikate AG, see note 2.

**Software, payments on account and construction in progress**

Additions to and reclassifications of software relate primarily to the development of software products for the Clearstream segment and to the development of the new derivatives platform and risk margining and clearing system (Prisma) of the Eurex segment.

An impairment loss of €0.6 million (2012: nil) was recognised in the year under review on OCC-Link, the planned trading and clearing link (Eurex segment), due to a missing approval to use the service.

Carrying amounts of material software and construction in progress as well as remaining amortisation periods of software

| | Carrying amount as at | | Remaining amortisation period as at | |
|---|---|---|---|---|
| | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 years | 31 Dec 2012 years |
| **Eurex** | | | | |
| Derivatives trading platform | 34.8 | 27.9 | 4.9 – 5.9 | n.a. |
| ISE trading platform including applications | 31.3 | 36.6 | 3.3 – 4.7 | 4.3 |
| Eurex Clearing Prisma | 16.1 | 17.8 | 6.3 | n.a. |
| Eurex Release 14.0 Clearing | 20.3 | 10.0 | n.a. | n.a. |
| Eurex Clearing Prisma Release 2.0 | 10.2 | n.a. | n.a. | n.a. |
| | | | | |
| **Clearstream** | | | | |
| GVAS | 14.3 | 18.2 | 3.7 | 4.7 |
| TARGET2-Securities | 30.3 | 11.5 | n.a. | n.a. |

**Goodwill**

Changes in goodwill

| | Clearstream €m | ISE €m | STOXX €m | Other assets €m | Total goodwill €m |
|---|---|---|---|---|---|
| **Balance as at 1 Jan 2013** | **1,063.8** | **961.3** | **32.6** | **20.7** | **2,078.4** |
| Changes in the basis of consolidation | 0 | 0 | 0 | 4.6 | 4.6 |
| Exchange rate differences | 0 | – 40.0 | 0 | – 0.4 | – 40.4 |
| Additions | 0 | 0 | 0 | 0 | 0 |
| **Balance as at 31 Dec 2013** | **1,063.8** | **921.3** | **32.6** | **24.9** | **2,042.6** |

The impairment test is performed by allocating the goodwill to the following groups of cash-generating units (CGUs):

Goodwill allocation to the groups of cash-generating units (CGUs)

| | CGU Clearstream €m | CGU Eurex €m | CGU Market Data +Services €m | CGU Fund Services €m | CGU Infobolsa €m | CGU Börse Frankfurt Zertifikate €m | Total goodwill €m |
|---|---|---|---|---|---|---|---|
| Balance as at 31 Dec 2013 | 1,063.8 | 921.3 | 42.9 | 4.0 | 6.0 | 4.6 | 2,042.6 |

Goodwill, the stock exchange licences acquired as part of the acquisitions of the International Securities Exchange and the Börse Frankfurt Zertifikate as well as the acquired trade name of STOXX are intangible assets with an indefinite useful life. The recoverable amounts of the cash-generating units with allocated goodwill are based either on their values in use (CGU Clearstream and CGU Eurex) or on their fair value less costs of disposal (CGU Market Data + Services, CGU Infobolsa, CGU Fund Services and CGU Börse Frankfurt Zertifikate). Only in cases in which one of these values (value in use or fair value less costs of disposal) does not exceed the carrying amount, the respective other value is calculated. Since there is no active market for the cash-generating units, the discounted cash flow method is used to calculate both value in use and fair value less costs of disposal.

The key assumptions made to determine the recoverable amounts vary depending on the cash-generating unit concerned. Pricing or market share assumptions are based on past experience or market research. Other key assumptions are mainly based on external factors. Significant macroeconomic indicators include, for instance, equity index levels, volatility of equity indices, as well as interest rates, exchange rates, GDP growth, unemployment levels and government debt. The discount rate is based on a risk-free interest rate between 2.5 and 2.6 per cent and a market risk premium of 6.5 per cent. It is used to calculate individual discount rates for each cash-generating unit that reflect the beta factors, the cost of debt and capital structure of the peer groups concerned.

Each calculation of the sensitivities stated below is based on the adaption of a parameter (discount rate, sales revenue and growth rate of a perpetual annuity), by assuming that all other parameters in the evaluation model remain unchanged. Possible correlations between the parameters are not considered.

**Cash-genereating unit Eurex**
The goodwill resulting from the acquisition of ISE is allocated to a group of cash-generating units in the Eurex segment.

Since the ISE goodwill is calculated in US dollars, an exchange rate difference of €–40.0 million occurred in 2013 (2012: €–20.7 million).

Assumptions on volumes of index and interest rate derivatives and volumes in the US equity options market, which are derived from external sources, are the key criteria applied to determine the value in use with the discounted cash flow method.

Cash flows are projected over a five-year period (2014 to 2018) for European as well as US activities. Cash flow projections beyond this period are, as in the previous year, extrapolated assuming a 1.0 per cent growth rate. The pre-tax discount rate used is 13.4 per cent (2012: 13.0 per cent).

Neither an increase in the discount rate by 1.0 per cent nor a reduction in the planned sales revenue by 5.0 per cent per year nor a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to a goodwill impairment in the cash-generating unit Eurex.

**Cash-generating unit Clearstream**

The "Clearstream" goodwill is a group of cash-generating units in the Clearstream segment. The recoverable amount is determined on the basis of the value in use applying the discounted cash flow method. Assumptions on assets held in custody, transaction volumes and market interest rates are the key criteria used to determine value in use.

Cash flows are projected over a five-year period (2014 to 2018). Cash flow projections beyond 2018 are extrapolated assuming a perpetual annuity with a growth rate of 1.5 per cent (2012: 2.5 per cent). The pre-tax discount rate used is calculated on the basis of the cost of equity and amounts to 14.6 per cent (2012: 13.1 per cent).

Neither an increase in the discount rate by 1.0 per cent nor a reduction in the planned sales revenue by 5.0 per cent per year nor a decrease in the growth rate to 0 per cent would lead to a goodwill impairment in the cash-generating unit Clearstream.

**Cash-generating unit Fund Services**

The goodwill from the acquisition of Clearstream Fund Services Ireland Ltd. is allocated to the separate cash-generating unit Fund Services (referred to as Clearstream Ireland in the previous year). The recoverable amount is determined on the basis of fair value less costs of disposal, applying the discounted cash flow method. Cash flows are projected over a five-year period (2014 to 2018). Cash flow projections beyond 2018 are extrapolated assuming a perpetual annuity with a growth rate of 2.5 per cent (2012: nil). The after-tax discount rate used is calculated on the basis of the cost of equity and amounts to 11.5 per cent (2012: 14.5 per cent).

Neither an increase in the discount rate by 1.0 per cent nor a reduction in the planned sales revenue by 5.0 per cent per year nor a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to a goodwill impairment in the cash-generating unit Fund Services.

**Cash-generating unit Market Data + Services**

The goodwill arising from the acquisition of STOXX Ltd. in 2009 is allocated to a group of cash-generating units in the Market Data + Services segment. It results primarily from the strong position of STOXX Ltd. in European indices as well as from growth prospects in the production and sale of tick data for indices, the development, maintenance and enhancements of index formulas and from the customising of indices.

The goodwill of US$7.9 million that arose in the course of the acquisition of Market News International Inc. (MNI) by Deutsche Börse AG in 2009 is also allocated to the group of cash-generating units in the Market Data + Services segment and relates to access to global, trade-related information such as news from public authorities and supranational organisations.

Finally, the goodwill of US$3.0 million that arose in the course of the acquisition by MNI of 100 per cent of the shares in Need to Know News, LLC is also allocated to this group of cash-generating units in the Market Data + Services segment.

The recoverable amount of the cash generating unit Market Data + Services is determined on the basis of the fair value less costs of disposal. The key assumptions made relate to the expected development of future data and licence income as well as of the customer base; these are based both on external sources of information and on internal expectations that correspond to the budget values for financial year 2014. Cash flows are planned over a five-year period (2014-2018), with projections for periods beyond this assuming a perpetual annuity with a growth rate of 2.0 per cent (2012: 2.0 per cent). The after-tax discount rate used was 9.8 per cent (2012: 9.2 per cent).

Neither an increase in the discount rate by 1.0 per cent nor a reduction in the planned sales revenue by 5.0 per cent per year nor a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to a goodwill impairment in the cash-generating unit Market Data + Services.

**Cash-generating unit Infobolsa**

The goodwill from the acquisition of the Infobolsa subgroup (including the goodwill from the acquisition of the shares in Open Finance S.L.) is allocated to the Infobolsa cash-generating unit. The recoverable amount is determined on the basis of fair value less costs of disposal, applying the discounted cash flow method. The assumptions on which the calculation is based are derived from external sources of information and internal management expectations. Cash flows are planned over a five-year period (2014–2018), with projections for periods beyond this assuming a perpetual annuity with a growth rate of 2.0 per cent (2012: 2.0 per cent). The after-tax discount rate used is 9.8 per cent (2012: 9.2 per cent).

Neither an increase in the discount rate by 1.0 per cent nor a reduction in the planned sales revenue by 5.0 per cent per year nor a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to a goodwill impairment in the cash-generating unit Infobolsa.

**Cash-generating unit Börse Frankfurt Zertifikate**

Goodwill from the business combination with Scoach Holding S.A. and Scoach Europa AG is allocated to the separate cash-generating unit, Börse Frankfurt Zertifikate. The recoverable amount is determined on the basis of fair value less costs of disposal, applying the discounted cash flow method. The assumptions on which the calculation is based are derived from external sources of information and internal management expectations. Cash flows are planned over a five-year period (2014–2018), with projections for periods beyond this assuming a perpetual annuity with a growth rate of 2.0 per cent. The after-tax discount rate used is 13.5 per cent.

Neither an increase in the discount rate of 1.0 per cent nor a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to a goodwill impairment in the Börse Frankfurt Zertifikate cash-generating unit. A reduction in the planned sales revenue of 5.0 per cent per year would lead to an impairment, amounting to €6.8 million, of the intangible assets (including goodwill) in the Börse Frankfurt Zertifikate cash-generating unit.

## Other intangible assets

Changes in other intangible assets

| | ISE's exchange licence €m | Member relationships of ISE €m | Market data customer relationships of ISE €m | ISE trade name €m | STOXX trade name €m | Customer relationships of STOXX Ltd. €m | Miscellaneous intangible assets €m | Total €m |
|---|---|---|---|---|---|---|---|---|
| **Balance as at 1 Jan 2013** | 112.8 | 299.0 | 17.1 | 3.8 | 420.0 | 27.7 | 1.9 | 882.3 |
| Changes in the basis of consolidation | 0 | 0 | 0 | 0 | 0 | 0 | 3.9 | 3.9 |
| Additions | 0 | 0 | 0 | 0 | 0 | 0 | 0.9 | 0.9 |
| Amortisation | 0 | – 12.2 | – 0.7 | – 0.8 | 0 | – 3.0 | – 0.7 | – 17.4 |
| Exchange rate differences | – 4.7 | – 11.7 | – 0.7 | – 0.1 | 0 | 0 | – 0.4 | – 17.6 |
| **Balance as at 31 Dec 2013** | 108.1 | 275.1 | 15.7 | 2.9 | 420.0 | 24.7 | 5.6 | 852.1 |
| Remaining amortisition period (years) | – | 24 | 24 | 4 | – | 8 | | |

### Other intangible assets: ISE
ISE's other intangible assets are tested for impairment at the end of the year. The recoverable amount of these assets is calculated on the basis of the value in use of the ISE cash-generating unit, which is attributable to the Eurex segment. The cash-generating unit of the ISE subgroup are the US options exchanges.

The key assumptions made, which are based on analysts' estimates, relate to expected volumes and transaction prices on the US options market. Cash flows are projected over a five-year period (2014 to 2018). A 2.5 per cent growth rate is assumed beyond 2018 (2012: 2.5 per cent). The pre-tax discount rate used is 18.0 per cent (2012: 16.2 per cent).

### Exchange licence of ISE
In the course of the purchase price allocation carried out in December 2007, the fair value of the exchange licence was determined. The exchange licence, granted in 2000 by the U.S. Securities and Exchange Commission, permits the ISE subgroup to operate as a regulated securities exchange in the United States. The exchange licence held by the ISE subgroup is estimated to have an indefinite useful life, because the licence itself does not have a finite term and Eurex management expects to maintain the licence as part of its overall business strategy.

The exchange licence does not generate cash flows largely independent from those generated by the ISE subgroup as a whole. Consequently, the exchange licence is allocated to the ISE subgroup as the cash-generating unit.

**Member relationships and market data customer relationships of ISE**
In the context of the purchase price allocation, the fair values of member and customer relationships were calculated. Both assets are being amortised over a period of 30 years using the straight-line method. Cash flows do not result from either the member or the customer relationships which would be independent of the entire ISE subgroup. Consequently, both items are allocated to the cash-generating unit ISE subgroup.

**ISE trade name**
The ISE trade name is registered as a trade name and therefore meets the IFRS criterion for recognition separately from goodwill. In accordance with the purchase price allocation of December 2007, the asset is being amortised over a period of ten years using the straight-line method. As there are no cash inflows that are generated independently from the ISE subgroup, the trade name is also allocated to the cash-generating unit ISE subgroup.

An increase in the discount rate by 1.0 per cent, a reduction in the planned sales revenue by 5.0 per cent per year or a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to an impairment in the other intangible assets in the cash-generating unit ISE amounting to a volume of €7 million to €55 million. A more positive development of the parameters in future could, in contrast to the assumptions above, result in a reversal of impairment of the other intangible assets of ISE.

**Other intangible assets: STOXX**
The STOXX trade name, the company's customer relationships as well as fully amortised non-compete agreements and other intangible assets are identified as part of the acquisition of STOXX Ltd. and allocated to the "STOXX" cash-generating unit, as they do not generate cash independently. The STOXX cash-generating unit is allocated to the Market Data + Services segment.

The impairment test was based on fair value less costs of disposal, taking into account expected developments in the licence and sales fees for indices and data. Cash flows are projected over a five-year period (2014 to 2018). Cash flow projections beyond 2018 are extrapolated assuming a 2.0 per cent (2012: 2.0 per cent) growth rate. The after-tax discount rate amounts to 10.8 per cent (2012: 10.2 per cent).

**STOXX trade name**
The STOXX trade name includes the trade name itself, the index methodologies and the internet domains because these can generally not be transferred separately. As the trade name is registered, it meets the IFRS criterion for recognition separately from goodwill. An indefinite useful life was assumed for the STOXX brand name given its history and the fact that it is well known on the market.

**Customer relationships of STOXX**
STOXX Ltd. has relationships with customers, which are based on signed contracts and thus meet the identifiability criterion for recognition separately from goodwill.

An increase in the discount rate by 1.0 per cent would not lead to an impairment in the other intangible assets in the cash-generating unit "STOXX". A reduction in the planned sales revenue by 5.0 per cent per year or a decrease in the growth rate of the perpetual annuity to 0 per cent would lead to an impairment in other intangible assets in the cash-generating unit STOXX amounting to a volume of €8 million to €9 million.

## 12. Property, plant and equipment

Property, plant and equipment

| | Fixtures and fittings €m | Computer hardware, operating and office equipment €m | Payments on account and construction in progress €m | Total €m |
|---|---|---|---|---|
| **Historical cost as at 1 Jan 2012** | **75.4** | **331.1** | **0.1** | **406.6** |
| Additions | 6.6 | 36.2 | 1.7 | 44.5 |
| Disposals | –3.4 | –37.3 | 0 | –40.7 |
| Reclassifications | 0.1 | 0 | –0.1 | 0 |
| Exchange rate differences | –0.2 | –0.2 | 0 | –0.4 |
| **Historical cost as at 31 Dec 2012** | **78.5** | **329.8** | **1.7** | **410.0** |
| Additions | 3.5 | 25.0 | 0.1 | 28.6 |
| Disposals | –2.0 | –28.4 | 0 | –30.4 |
| Reclassifications | –1.8 | 3.4 | –1.6 | 0 |
| Exchange rate differences | –0.9 | –1.3 | –0.1 | –2.3 |
| **Historical cost as at 31 Dec 2013** | 77.3 | 328.5 | 0.1 | 405.9 |
| | | | | |
| **Depreciation and impairment losses as at 1 Jan 2012** | **29.4** | **246.1** | **0** | **275.5** |
| Amortisation | 7.6 | 37.9 | 0 | 45.5 |
| Disposals | –2.0 | –37.0 | 0 | –39.0 |
| Exchange rate differences | –0.1 | –0.1 | 0 | –0.2 |
| **Depreciation and impairment losses as at 31 Dec 2012** | **34.9** | **246.9** | **0** | **281.8** |
| Amortisation | 8.7 | 39.7 | 0 | 48.4 |
| Disposals | –2.0 | –28.3 | 0 | –30.3 |
| Reclassifications | –1.1 | 1.1 | 0 | 0 |
| Exchange rate differences | –0.5 | –0.8 | 0 | –1.3 |
| **Depreciation and impairment losses as at 31 Dec 2013** | 40.0 | 258.6 | 0 | 298.6 |
| | | | | |
| Carrying amount as at 31 Dec 2012 | 43.6 | 82.9 | 1.7 | 128.2 |
| **Carrying amount as at 31 Dec 2013** | 37.3 | 69.9 | 0.1 | 107.3 |

# 13. Financial investments

## Financial investments

| | Investments in associates €m | Other equity investments €m | Receivables and securities from banking business €m | Other financial instruments and loans €m |
|---|---|---|---|---|
| **Historical cost as at 1 Jan 2012** | **132.5** | **142.5** | **1,431.6** | **21.6** |
| Additions | 2.2 | 2.6 | 80.5 | 7.2 |
| Disposals | –21.5 | –2.6 | 0 | –1.3 |
| Reclassifications | 68.8 | –82.4 | –25.0[1] | 0 |
| Exchange rate differences | 0.5 | –2.9 | –0.1 | –0.2 |
| **Historical cost as at 31 Dec 2012** | **182.5** | **57.2** | **1,487.0** | **27.3[2]** |
| Additions | 34.8 | 0.3 | 8.5 | 6.0 |
| Disposals | 0 | 0 | –8.1 | –3.0 |
| Addition/(reversal) premium/discount | 0 | 0 | –0.3 | 0 |
| Reclassifications | –48.9[3] | –0.2 | –310.7[1] | 0 |
| Exchange rate differences | –1.4 | –0.7 | –0.4 | –0.8 |
| **Historical cost as at 31 Dec 2013** | **167.0** | **56.6** | **1,176.0** | **29.5[2]** |
| | | | | |
| **Revaluation as at 1 Jan 2012** | **25.6** | **–30.8** | **–27.0** | **–4.4** |
| Disposals of impairment losses | 0 | 10.4 | 0 | 0 |
| Dividends | –10.1 | 0 | 0 | 0 |
| Net income from equity method measurement[4] | 7.0 | 0 | 0 | 0 |
| Currency translation differences recognised directly in equity | 1.3 | 0.4 | 0 | 0.3 |
| Currency translation differences recognised in profit or loss | 0.1 | 0 | 0 | 0 |
| Other fair value changes recognised directly in equity | 0 | 0.3 | 0 | 0 |
| Other fair value changes recognised in profit or loss | 0 | 0 | 0 | –2.5 |
| Market price changes recognised directly in equity | –2.0 | 0 | 25.0 | 0.9 |
| Market price changes recognised in profit or loss | 0 | –10.8 | 0 | 0 |
| Reclassifications | 0.4 | 0 | 0 | 0 |
| **Revaluation as at 31 Dec 2012** | **22.3** | **–30.5** | **–2.0** | **–5.7** |
| Disposals of impairment losses | 0 | 0 | 0.6 | 0 |
| Dividends | –10.9 | 0 | 0 | 0 |
| Net income from equity method measurement[4] | 6.6 | 0 | 0 | 0 |
| Currency translation differences recognised directly in equity | –0.3 | 0.6 | 0 | 0 |
| Currency translation differences recognised in profit or loss | 0 | 0 | 0 | –0.1 |
| Other fair value changes recognised directly in equity | 0 | –1.2 | 0 | 0 |
| Market price changes recognised directly in equity | –0.4 | 0 | 4.5 | 1.3 |
| Market price changes recognised in profit or loss | 0 | –1.6 | –0.8 | 1.0 |
| Reclassifications | –0.9[3] | 0 | 0 | 0 |
| **Revaluation as at 31 Dec 2013** | **16.4** | **–32.7** | **2.3** | **–3.5** |
| | | | | |
| Carrying amount as at 31 Dec 2012 | 204.8 | 26.7 | 1,485.0 | 21.6 |
| **Carrying amount as at 31 Dec 2013** | **183.4** | **23.9** | **1,178.3** | **26.0** |

1) Reclassified as current receivables and securities from banking business
2) Thereof part of a pledge agreement with the Industrie- und Handelskammer (IHK, the Chamber of Commerce) Frankfurt/Main: €5.0 million.
3) Reclassification of shares of Direct Edge Holdings, LLC to the "non-current assets held for sale" category and change in status of the shares of Börse Frankfurt Zertifikate Holding S.A., which was previously classified as an associate, because the company has been fully consolidated since 1 July 2013.
4) Included in the result from equity investments

For details on revaluations and market price changes recognised directly in equity, also see note 20. Other equity investments include available-for-sale shares.

In the year under review, impairment losses amounting to €1.6 million (2012: €13.3 million) were recognised in the income statement. €1.6 million (2012: €10.8 million) of these impairment losses relate to unlisted equity instruments. In 2012, €2.5 million of these impairment losses relate to loans which were impaired as part of the equity method measurement of Indexium AG. See note 8 for further details.

Composition of receivables and securities from banking business

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Fixed-income securities | | |
| from other credit institutions | 20.1 | 295.6 |
| from multilateral banks | 471.3 | 467.1 |
| from regional or local public bodies | 149.7 | 159.7 |
| other public bodies | 537.2 | 562.6 |
| **Total** | **1,178.3** | **1,485.0** |

Securities from banking business include financial instruments listed on a stock exchange amounting to €1,178.3 million (2011: €1,485.0 million).

## 14. Derivatives and hedges

Deutsche Börse Group generally uses derivative financial instruments to hedge existing or highly probable forecast transactions. The derivatives are included in the positions "other non-current assets", "other non-current liabilities" as well as "receivables and securities from banking business", "liabilities from banking business" and "other current liabilities".

Derivatives (fair value)

| | Note | Assets | | Note | Liabilities | |
|---|---|---|---|---|---|---|
| | | 31 Dec 2013 €m | 31 Dec 2012 €m | | 31 Dec 2013 €m | 31 Dec 2012 €m |
| Cash flow hedges | | | | | | |
| short-term | 16 | 0 | 0.4 | 30 | 0 | –14.6 |
| Derivatives held for trading | | | | | | |
| short-term | 16 | 0 | 0.1 | 28, 30 | –22.6 | –16.7 |
| **Total** | | **0** | **0.5** | | **–22.6** | **–31.3** |

As a result of the acquisition of Clearstream Fund Services Ireland Ltd., Clearstream International S.A. had entered into three written put options which were to be settled by delivery of equity instruments of Clearstream Fund Services Ireland Ltd. As at 31 December 2012, these options had a fair value of €3.4 million and were reported under "other non-current liabilities" and "other current liabilities" in the consolidated balance sheet. The option classified under current liabilities was exercised in the second quarter 2013. Due to the termination of the agreement with the holder of the remaining shares in Clearstream Fund Services Ireland Ltd, options classified under noncurrent liabilities were exercised in October 2013. Total payment under the written put options amounted to €1.5 million.

### Fair value hedges

No financial instruments designated as fair value hedges had been outstanding as at 31 December 2013 and 2012.

### Cash flow hedges

Development of cash flow hedges

| | 2013 €m | 2012 €m |
|---|---|---|
| Cash flow hedges as at 1 January | –14.2 | –3.9 |
| Amount recognised in equity during the year | 0.7 | –9.4 |
| Amount recognised in profit or loss during the year | – | – |
| Ineffective hedge portion recognised in profit or loss | –0.2 | – |
| Closing | 14.2 | – |
| Realised losses | –0.5 | –0.9 |
| **Cash flow hedges as at 31 December** | **0** | **–14.2** |

The following table gives an overview of the notional amount of the positions covered by cash flow hedges:

Outstanding positions cash flow hedges

| | | Forward rate agreement | | Foreign exchange transactions | |
|---|---|---|---|---|---|
| | | 31 Dec 2013 | 31 Dec 2012 | 31 Dec 2013 | 31 Dec 2012 |
| Number | | | 2 | – | 12 |
| Notional amount | €m | – | 300.0 | – | 24.9 |
| Fair value | €m | – | –14.6 | – | 0.4 |

In 2013, some debt instruments issued by Deutsche Börse AG matured. In order to partially hedge the refinancing needs of 2013, a forward interest rate payer swap and a payer swaption were used in 2010 to (conditionally) lock in prevailing (forward) interest rate levels which were judged to be attractive. The swaption expired in 2013. The swap had been settled by close out payment of € 14.2 million. The amount recognised within revaluation surplus is reversed over the original term of the debt instrument issued in 2013.

### Hedges of a net investment

In connection with the private placements in the USA, the bonds of the series A to C were designated as hedges against currency risk arising from the translation of the foreign functional currency US dollar into euro in order to hedge the net investment in the ISE subgroup.

Composition of private placements[1)]

| Type | Issue volume | Equivalent | | | Term | |
|---|---|---|---|---|---|---|
| | | 31 Dec 2013 | 31 Dec 2012 | as at emission | from | until |
| | US$m | €m | €m | €m | | |
| Series A | 170.0 | 123.5 | 128.8 | 110.2 | 12 June 2008 | 10 June 2015 |
| Series B | 220.0 | 159.8 | 166.7 | 142.7 | 12 June 2008 | 10 June 2018 |
| Series C | 70.0 | 50.8 | 53.1 | 45.4 | 12 June 2008 | 10 June 2020 |
| **Total** | **460.0** | 334.1 | **348.6** | **298.3** | | |

1) Presented under "interest-bearing liabilities". See "Results of operations" section of the combined management report.

Effective exchange rate differences from the private placements are reported in the balance sheet item "accumulated profit", as are exchange rate differences from the translation of foreign subsidiaries. €35.5 million (2012: €50.0 million) has been recognised cumulatively in this item directly in equity. There was no ineffective portion of the net investment hedges in 2013 and 2012.

### Derivatives held for trading

Foreign exchange swaps as at 31 December 2013 expiring in less than three months with a notional value of €2,285,6 million (2012: €2,302.9 million) had a negative fair value of €16.5 million (2012: negative fair value of €16.7 million). These swaps were entered into to convert foreign currencies received through the issue of commercial paper by the banking business into euros, and to hedge short-term foreign currency receivables and liabilities in euros economically. These are reported under "current receivables and securities from banking business" and "liabilities from banking business" in the balance sheet (see also notes 16 and 28).

Outstanding positions derivatives transactions

| | | Foreign exchange swaps | | Foreign exchange futures | |
|---|---|---|---|---|---|
| | | 31 Dec 2013 | 31 Dec 2012 | 31 Dec 2013 | 31 Dec 2012 |
| Number | | 30 | 77 | – | 1 |
| Notional amount | €m | 2,285.9 | 2,302.9 | – | – |
| Notional amount | US$m | – | – | – | 10.0 |
| Positive fair value | €m | – | – | – | 0.1 |
| Negative fair value | €m | –16.5 | –16.7 | – | – |

Eurex Clearing AG has awarded a grant to some customers. The repayment of that grant will be contingent on the satisfaction of certain criteria. Eurex Clearing AG has recognised embedded derivatives separately from the host contract. The derivatives amounting to €6.1 million have been classified as held for trading and are shown under "other current liabilities".

## 15. Financial instruments of Eurex Clearing AG

Composition of financial instruments of Eurex Clearing AG

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Repo transactions | 147,924.7[1] | 145,843.8[2] |
| Options | 9,583.2 | 10,378.5[2] |
| Others | 97.5 | 93.1 |
| **Total** | **157,605.4** | **156,315.4**[2] |
| thereof non-current | 4,058.6 | 0 |
| thereof current | 153,546.8[1] | 156,315.4[2] |

1) Financial liabilities of €500.0 million have been eliminated because of intra-Group GC Pooling transactions.
2) Prior-year figures have been adjusted (see note 3).

The aggregate financial instruments of Eurex Clearing AG are classified into current and non-current in the balance sheet. Receivables and liabilities that may be offset against a clearing member are reported on a net basis.

The following table gives an overview of the effects of offsetting the financial instruments of Eurex Clearing AG:

Gross presentation of offsetted financial instruments of Eurex Clearing AG[1]

| | Gross amount of financial instruments | | Gross amount of netted financial instruments | | Net amount of financial instruments | |
|---|---|---|---|---|---|---|
| | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m |
| Financial assets from repo transactions | 176,803.4 | 162,533.0 | –28,878.7 | –16,689.2 | 147,924.7 | 145,843.8 |
| Financial liabilities from repo transactions | –176,303.4 | –162,533.0 | 28,878.7 | 16,689.2 | –147,424.7 | –145,843.8 |
| Financial assets from options | 14,605.6 | 15,430.4 | –5,022.4 | –5,051.9 | 9,583.2 | 10,378.5 |
| Financial liabilities from options | –14,605.6 | –15,430.4 | 5,022.4 | 5,051.9 | –9,583.2 | –10,378.5 |

1) The collateral deposited by clearing members cannot be attributed directly to the individual transactions. For information on the composition of Eurex Clearing AG's collateral, see note 36.

## 16. Current receivables and securities from banking business

In addition to non-current receivables and securities from banking business that are classified as non-current financial assets (see note 13), the following receivables and securities from banking business, attributable solely to the Clearstream subgroup, were classified as current assets as at 31 December 2013.

Composition of current receivables and securities from banking business

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Loans to banks and customers | | |
| Reverse repurchase agreements | 6,708.7 | 2,847.4 |
| Balances on nostro accounts | 991.3 | 1,975.4 |
| Money market lendings | 1,044.0 | 7,729.6 |
| Overdrafts from settlement business | 487.0 | 228.4 |
| | **9,231.0** | **12,780.8** |
| Available-for-sale debt instruments | 310.6 | 25.0 |
| Interest receivables | 2.4 | 2.0 |
| Forward foreign exchange transactions[1] | 0 | 0.4 |
| **Total** | **9,544.0** | **12,808.2** |

1) See note 14.

Overdrafts from settlement business represent short-term loans of up to two days' duration that are usually secured by collateral. Potential concentrations of credit risk are monitored against counterparty credit limits (see note 36).

Remaining maturity of loans to banks and customers

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Not more than 3 months | 9,231.0 | 12,780.8 |
| **Total** | **9,231.0** | **12,780.8** |

All of the securities held as at 31 December 2013 and 2012 were listed and issued by sovereign or sovereign-guaranteed issuers.

Remaining maturity of available-for-sale debt instruments

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Not more than 3 months | 75.9 | 0 |
| 3 months to 1 year | 234.7 | 25.0 |
| **Total** | **310.6** | **25.0** |

## 17. Development of allowance against trade receivables

As in the previous year, there were no trade receivables due after more than one year as at 31 December 2013.

Allowance account

| | €m |
|---|---|
| **Balance as at 1 Jan 2012** | **7.5** |
| Additions | 1.5 |
| Utilisation | –0.1 |
| Reversal | –0.8 |
| **Balance as at 31 Dec 2012** | **8.1** |
| Additions | 2.5 |
| Utilisation | –0.1 |
| Reversal | –0.9 |
| **Balance as at 31 Dec 2013** | **9.6** |

In the current year, irrecoverable receivables of €0.2 million (2012: €0.7 million) were written off, for which no provision for doubtful debts had been recognised.

## 18. Other current assets

Composition of other current assets

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Other receivables from CCP transactions | 181.5 | 87.7 |
| Tax receivables (excluding income taxes) | 49.9 | 21.5 |
| Prepaid expenses | 23.7 | 20.8 |
| Vendors with a debit balance | 5.9 | 0.7 |
| Incentive programme | 4.0 | 0 |
| Receivables from insurance companies | 2.3 | 2.0 |
| Miscellaneous | 6.4 | 5.9 |
| **Total** | **273.7** | **138.6** |

Miscellaneous other current assets include a certificate of deposit of €1.1 million (2012: €1.4 million) used as collateral for two letters of credit.

## 19. Restricted bank balances

Amounts reported separately under liabilities as cash deposits by market participants are restricted. Such amounts totalling €16,221.7 million (2012: €19,450.6 million) are mainly invested via bilateral or triparty reverse repurchase agreements and in the form of overnight deposits at banks (restricted bank balances). Government or government-guaranteed bonds, mortgage bonds and bank bonds with an external rating of at least AA– are accepted as collateral for the reverse repurchase agreements.

## 20. Equity

Changes in equity are presented in the consolidated statement of changes in equity. As at 31 December 2013, the number of no-par value registered shares of Deutsche Börse AG issued was 193,000,000 (31 December 2012: 193,000,000). Transaction costs of €0.0 million incurred in connection with the buy-back of 27,161 no-par value registered shares were recognised directly in equity (2012: €–0.1 million).

Subject to the agreement of the Supervisory Board, the Executive Board is authorised to increase the subscribed share capital by the following amounts:

Composition of authorised share capital

| | Amount in € | Date of authorisation by the shareholders | Expiry date | Existing shareholders' pre-emptive rights may be disapplied for fractioning and/or may be disapplied if the share issue is: |
|---|---|---|---|---|
| Authorised share capital I | 5,200,000 | 12 May 2011 | 11 May 2016 | ▪ against non-cash contributions for the purpose of acquiring companies, parts of companies, or interests in companies, or other assets. |
| Authorised share capital II | 27,800,000 | 27 May 2010 | 26 May 2015 | ▪ for cash at an issue price not significantly lower than the stock exchange price up to a maximum amount of 10 per cent of the nominal capital to issue new shares.<br>▪ to employees of the company or affiliated companies with the meaning of sections 15ff. of the Aktiengesetz (AktG, German Stock Corporation Act), with the pro rata amount of the share capital not allowed to exceed €3 million.<br>▪ against non-cash contributions for the purpose of acquiring companies, parts of companies, interests in companies, or other assets. |
| Authorised share capital III | 19,500,000 | 27 May 2010 | 26 May 2015 | n.a. |
| Authorised share capital IV | 6,000,000 | 16 May 2012 | 15 May 2017 | ▪ for the issuance of up to 900,000 new shares per year to Executive Board members and employees of the company as well as to the management and employees of affiliated companies within the meaning of sections 15ff. of the AktG. |

There were no further subscription rights for shares as at 31 December 2013 or 31 December 2012.

## Revaluation surplus

The revaluation surplus results from the revaluation of securities and other current and non-current financial instruments at their fair value less deferred taxes, as well as the value of the stock options under the Group Share Plan (see ⊡ note 39). This item also contains reserves from an existing investment in an associate, which were recognised in connection with the acquisition of further shares, as the company was fully consolidated as of this date. Actuarial gains and losses for defined benefit obligations are also directly recognised in revaluation surplus.

Revaluation surplus

| | Recognition of hidden reserves from fair value measurement €m | Other equity investments (financial assets) €m | Securities from banking business (financial assets) €m |
|---|---|---|---|
| **Balance as at 1 Jan 2012 (gross)** | 103.7 | 3.1 | –26.7 |
| Changes from defined benefit obligations | 0 | 0 | 0 |
| Fair value measurement | 0 | 0.4 | 25.0 |
| Increase in share-based payments | 0 | 0 | 0 |
| Reversal to profit or loss | 0 | –1.6 | 0 |
| **Balance as at 31 Dec 2012 (gross)** | 103.7 | 1.9 | –1.7 |
| Changes from defined benefit obligations | 0 | 0 | 0 |
| Fair value measurement | 0 | –1.2 | 4.5 |
| Reversal to profit or loss | 0 | 0 | 0 |
| **Balance as at 31 Dec 2013 (gross)** | 103.7 | 0.7 | 2.8 |
| | | | |
| **Deferred taxes** | | | |
| **Balance as at 1 Jan 2012** | 0 | –0.6 | 7.5 |
| Additions | 0 | 0.1 | 0 |
| Reversals | 0 | 0 | –7.2 |
| **Balance as at 31 Dec 2012** | 0 | –0.5 | 0.3 |
| Additions | 0 | 0.2 | 0 |
| Reversals | 0 | 0 | –1.4 |
| **Balance as at 31 Dec 2013** | 0 | –0.3 | –1.1 |
| | | | |
| **Balance as at 1 Jan 2012 (net)** | 103.7 | 2.5 | –19.2 |
| **Balance as at 31 Dec 2012 (net)** | 103.7 | 1.4 | –1.4 |
| **Balance as at 31 Dec 2013 (net)** | 103.7 | 0.4 | 1.7 |

| | Other financial instruments (financial assets) €m | Current securities from banking business €m | Cash flow hedges €m | GSP stock options €m | Defined benefit obligations €m | Total €m |
|---|---|---|---|---|---|---|
| | **–1.3** | **1.5** | **–3.2** | **2.4** | **–54.1** | **25.4** |
| | 0 | 0 | 0 | 0 | –53.7 | –53.7 |
| | 0.9 | –1.6 | –10.0 | 0 | 0 | 14.7 |
| | 0 | 0 | 0 | –2.4 | 0 | –2.4 |
| | 0 | 0.2 | –0.4 | 0 | 0 | –1.8 |
| | **–0.4** | **0.1** | **–13.6** | **0** | **–107.8** | **–17.8** |
| | 0 | 0 | 0 | 0 | 14.2 | 14.2 |
| | 1.3 | –0.2 | 0.7 | 0 | 0 | 5.1 |
| | 0 | 0 | 1.2 | 0 | 0 | 1.2 |
| | **0.9** | –0.1 | –11.7 | 0 | –93.6 | 2.7 |
| | | | | | | |
| | | | | | | |
| | 0 | –0.5 | 0.9 | 0 | 14.0 | 21.3 |
| | 0 | 0.4 | 2.8 | 0 | 14.8 | 18.1 |
| | 0 | 0 | –0.1 | 0 | 0 | –7.3 |
| | **0** | **–0.1** | **3.6** | **0** | **28.8** | **32.1** |
| | 0 | 0.1 | 0 | 0 | 0 | 0.3 |
| | 0 | 0 | –0.5 | 0 | –3.8 | –5.7 |
| | 0 | 0 | 3.1 | 0 | 25.0 | 26.7 |
| | | | | | | |
| | –1.3 | 1.0 | –2.3 | 2.4 | –40.1 | 46.7 |
| | –0.4 | 0 | –10.0 | 0 | –79.0 | 14.3 |
| | 0.9 | –0.1 | –8.6 | 0 | –68.6 | 29.4 |

### Accumulated profit

The "accumulated profit" item includes exchange rate differences amounting to €39.4 million (2012: €82.3 million). €57.4 million was withdrawn due to currency translation for foreign subsidiaries in the year under review (2012: withdrawal of €30.7 million) and €14.5 million was added relating to a net investment hedge that was used to hedge the net investment in ISE against currency risk (2012: additions of €7.5 million).

### Regulatory capital requirements and regulatory capital ratios

Clearstream Banking S.A., Clearstream Banking AG and Eurex Clearing AG as well as the regulatory Clearstream Holding group are subject to solvency supervision by the German or Luxembourg banking supervisory authorities (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, and Commission de Surveillance du Secteur Financier, CSSF, respectively). All companies that are subject to this supervision are non-trading-book institutions. Market price risk positions consist only of a relatively small open foreign currency position. As a result of these companies' specific businesses, their on balance sheet-assets are subject to sharp fluctuations. This leads to correspondingly volatile solvency ratios in the Clearstream companies. The volatility of the ratio is subject to major fluctuations on a day-to-day basis in the course of the year. Due to a high degree of collateralised or zero-weighted cash investments, the capital requirements for credit and market price risks of Eurex Clearing AG are relatively stable despite volatile total assets.

The capital requirements are subject to the national regulations of the individual companies. These are based on EU Banking and Capital Requirements Directives which are ultimately based on "Basel II". The companies concerned homogeneously apply the standardised approach for credit risk. For calculating the operational risk charge, Eurex Clearing AG uses the basic indicator approach, while the Clearstream companies apply the advanced measurement approach (AMA).

Of the companies subject to solvency supervision, only Clearstream Banking S.A. has Tier 2 regulatory capital under the relevant IFRS treatment. This capital consists of a profit participation right of €150 million and to a very small amount in the revaluation surplus. The profit participation right had originally been subscribed by Deutsche Börse AG. In the course of measures taken to further strengthen Clearstream's capital base, this profit participation right was contributed to Clearstream Holding AG's capital reserves and upgraded to Tier 2 capital at the level of Clearstream Banking S.A. by making certain adjustments to the profit participation terms.

A minimum solvency ratio of 8 per cent applies throughout to the regulated companies. All regulated companies (Clearstream Banking S.A., Clearstream Banking AG, Eurex Clearing AG and the Clearstream Holding group) have been designated as systemically important. As a result, CSSF increased the minimum capital requirements for Clearstream Banking S.A. to a core Tier 1 ratio of 9 per cent in 2013. The individual companies' capital resources sufficiently reflect the fluctuation in risk-weighted assets. Stress considerations are used to determine the capital required for expected peaks and additional reserves for unexpected events are added. The capital requirements determined in this way are met through the capital resources. As the actual capital requirements are below the expected peaks – significantly so under normal circumstances – this may lead to a very high technical closing date solvency ratio.

The capital requirements of the Clearstream companies rose in the year under review. This was mainly driven by considerably increased capital requirements for operational risk combined with simultaneously lowered capital requirements for credit and market price risk. The increased capital requirements for operational risk are in turn largely the result of expanded risk scenarios for legal and compliance risks. The international reach of the business within an increasingly more complex regulatory and legal framework makes it necessary to take greater account of these risks. Additionally, the settlement payment of around US$150 million made to the Office of Foreign Assets Control (OFAC) and payments made by other banks in the course of various proceedings have given an indication of the extent of potential loss events. The increased capital requirements almost exclusively affect Clearstream Banking S.A., since the nature of Clearstream Banking AG's national business means that its exposure to these risks is significantly limited. Due to closing date effects, customer balances, especially those denominated in US dollars and euros, declined significantly compared with the end of 2012, resulting in lower balances on the nostro accounts and consequently lower capital requirements for credit risk.

The Clearstream Holding group responded to the increased capital requirements by launching a programme to strengthen its capital base. The programme entails an injection at the level of Clearstream Holding AG (including the contribution of the profit participation right of €150 million issued by Clearstream Banking S.A.), the retention of profits at Clearstream Banking S.A. and Clearstream International S.A., capital injections to the bank subsidiaries performed by Clearstream International S.A. and the upgrade of Clearstream Banking S.A.'s profit participation rights to Tier 2 capital. In spite of the increased capital requirements, these capitalisation measures currently secure solvency ratios of more than 20 per cent.

The Clearstream Holding group therefore does not expect to require any capital in the short to medium term. In the medium to long term, only a moderate – if any – increase in capital requirements at Group level is expected to arise from the capital buffers that are to be imposed in stages from 2014 onwards, the requirements resulting from mandatory recovery plans, the designation as systemically important institutions and the future CSD regulation. The transfer of the supervisory function for Clearstream Banking S.A. to the ECB is, however, not expected to have a material impact on capital requirements.

The cash collateral deposited at Eurex Clearing AG fluctuated in the course of the year, but remained at a high level overall. Eurex Clearing AG's capital requirements rose only slightly compared with the previous year, mainly as a result of closing date effects relating to credit and market risk and of downstream effects resulting from the calculation of averages used in the assessment of capital requirements in relation to operational risk.

Eurex Clearing AG's internal risk model assumes higher capital requirements for operational risk than does the accounting-based basic indicator approach in accordance with regulatory requirements. For this reason, Eurex Clearing AG has always maintained a capital buffer for these types of risk over and above the minimum regulatory requirements. Against this background, the banking supervisory authorities encouraged Eurex Clearing AG in 2011 to expand the basis for calculating the regulatory capital requirements to include an adequate clearing portion of the fees collected for the account of the operating companies. The capital requirements for operational risk are calculated once a year on the basis of a three-year average of historical income, including the assumed clearing fees, and are therefore not subject to daily fluctuations. Compliance with the minimum supervisory ratio is maintained at all times due to the sufficient capital buffer for uncollateralised cash investments.

On 1 August 2013, Eurex Clearing AG submitted its application for authorisation as a central counterparty under the European Market Infrastructure Regulation (EMIR). Article 16 of EMIR in conjunction with the EU's Level 2 Implementing Directive sets its own capital adequacy requirements. Although these requirements are essentially based on the rules for credit institutions, the resulting capital requirements differ from the requirements for banks because they include additional requirement for orderly winding down or restructuring and for business risk as well as a number of other minor matters and a different definition of capital. Among other things, Eurex Clearing AG's share of the default fund is deducted from its (German GAAP) capital. Without the capital buffers, which will in future only be stipulated in the regulatory framework for banks, the requirement under EMIR is significantly more stringent than under the bank framework. In preparation for its application for EMIR authorisation, Eurex Clearing AG increased its equity at the beginning of 2013 by adding €110 million to its capital reserves. The authorisation is expected to be granted in the second quarter of 2014. The EMIR requirements did not yet apply as at the balance sheet date. The increase in equity resulted in a significantly improved solvency ratio, while capital requirements were only slightly higher.

Given the high capital requirements under EMIR, Eurex Clearing AG does not currently expect the introduction of Capital Requirements Directive (CRD) IV capital buffers from 2014 onwards to have a significant impact on capital requirements. Independent of this, the capital resources of Eurex Clearing AG are reviewed on an ongoing basis and monitored as part of medium-term capital planning. However, given the continuing development of the basis for EMIR capital requirements (income and costs) and business performance within a changed regulatory framework (EMIR, CRD IV) for Eurex Clearing AG and its customers, small capital increases cannot be ruled out.

Composition of own funds requirements

| | Own funds requirements for operational risk | | Own funds requirements for credit and market price risk | | Total capital requirements | |
|---|---|---|---|---|---|---|
| | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m |
| Clearstream Holding group | 289.6 | 195.1 | 49.0 | 73.9 | 338.6 | 269.0 |
| Clearstream Banking S.A. | 223.0 | 116.7 | 46.2 | 67.9 | 269.2 | 184.6 |
| Clearstream Banking AG | 74.7 | 74.4 | 23.1 | 25.8 | 97.8 | 100.2 |
| Eurex Clearing AG | 71.2 | 69.3 | 7.3 | 3.8 | 78.5 | 73.1 |

Regulatory capital ratios

| | Own funds requirements | | Regulatory equity | | Solvency ratio | |
|---|---|---|---|---|---|---|
| | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m | 31 Dec 2013 % | 31 Dec 2012 % |
| Clearstream Holding group | 338.6 | 269.0 | 1,116.6 | 783.0 | 26.4 | 23.3 |
| Clearstream Banking S.A. | 269.2 | 184.6 | 801.3 | 459.9 | 23.8 | 19.9 |
| Clearstream Banking AG | 97.8 | 100.2 | 217.9 | 188.1 | 17.8 | 15.0 |
| Eurex Clearing AG | 78.5 | 73.1 | 249.4 | 138.6 | 25.4 | 15.2 |

Eurex Clearing AG has been accredited by the Financial Services Authority (FSA) in the UK as a Recognised Overseas Clearing House (ROCH). The reorganisation of financial services supervision in the UK resulted in the break-up of the FSA as at 1 April 2013 and in the transfer of its oversight role over ROCHs to the Bank of England. As a ROCH, Eurex Clearing AG has to maintain regulatory capital equivalent to at least half the operating expenses of the previous year; the resulting regulatory minimum capital under the ROCH requirements amounted to €43.1 million as at 31 December 2013 (2012: €48.0 million). Once authorisation as a central counterparty under EMIR has been granted, Eurex Clearing AG's ROCH status in the UK will lapse.

The regulatory minimum requirements were complied with at all times by all companies during the year under review and in the period up to the preparation of the consolidated financial statements.

## 21. Shareholders' equity and appropriation of net profit of Deutsche Börse AG

The annual financial statements of the parent company Deutsche Börse AG, prepared as at 31 December 2013 in accordance with the provisions of the Handelsgesetzbuch (HGB, the German Commercial Code), report net profit for the year of €412.8 million (2012: €605.7 million) and shareholders' equity of €2,329.8 million (2012: €2,301.5 million).

Net income for the year is significantly lower year-on-year, primarily due to a decrease in the result from equity investments and a rise in expenses.

Proposal on the appropriation of the unappropriated surplus

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Net profit for the year | 412.8 | 605.7 |
| Appropriation to other retained earnings in the annual financial statements | –12.8 | –205.7 |
| **Unappropriated surplus** | **400.0** | **400.0** |
| Proposal by the Executive Board: | | |
| Distribution of a regular dividend to the shareholders of €2.10 per share for 184,115,657 no-par value shares carrying dividend rights (in 2013 from net profit for 2012: €2.10) | 386.6 | 386.5 |
| Appropriation to retained earnings | 13.4 | 13.5 |

No-par value shares carrying dividend rights

| | Number |
|---|---|
| **Number of shares issued as at 31 December 2013** | **193,000,000** |
| Number of shares acquired under the share buy-back programme up to the balance sheet date that are planned to be retired | –8,884,343 |
| **Number of shares outstanding as at 31 December 2013** | **184,115,657** |

The proposal on the appropriation of the unappropriated surplus reflects treasury shares held directly or indirectly by the company that are not eligible to receive dividends under section 71b of the Aktiengesetz (AktG, the German Stock Corporation Act). The number of shares eligible to receive dividends can change until the Annual General Meeting through the repurchase or sale of further treasury shares. In this case, without changing the dividend of €2.10 per eligible share, an amended resolution for the appropriation of the unappropriated surplus will be proposed to the Annual General Meeting.

## 22. Provisions for pensions and other employee benefits

### Defined benefit pension plans

The defined benefit obligations of the companies of Deutsche Börse Group relate primarily to final salary arrangements and pension plans based on capital components, which guarantee employees a choice of either lifelong pensions or capital payments on the basis of the final salary paid. In Switzerland, there are guaranteed defined contribution plans. Deutsche Börse Group uses external trust solutions to cover some of its pension obligations.

Net liability of defined benefit obligations

| | Germany | Luxembourg | Other assets | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|---|---|---|
| Present value of the defined benefit obligations that are at least partly financed in advance | 275.7 | 50.6 | 14.9 | 341.2 | 326.2 |
| Fair value of plan assets | –207.7 | –42.3 | –13.4 | –263.4 | –233.4 |
| **Funded status** | **68.0** | **8.3** | **1.5** | 77.8 | **92.8** |
| Present value of unfunded obligations | 1.8 | 0.6 | 0 | 2.4 | 2.0 |
| **Net liability of defined benefit obligations** | 69.8 | **8.9** | 1.5 | 80.2 | 94.8 |
| Impact of minimum funding requirement/asset ceilling | 0 | 0 | 0 | 0 | 0.6 |
| **Amount recognised in the balance sheet** | **69.8** | **8.9** | **1.5** | **80.2** | **95.4** |

The defined benefit plans comprise a total of 2,435 (2012: 2,476) beneficiaries. The present value of the defined benefit obligations can be broken down on the beneficiaries as follows:

Breakdown of stakeholders

| | Germany | Luxembourg | Other assets | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|---|---|---|
| Candidates | 129.5 | 50,0 | 14.9 | 194.4 | 188.6 |
| Former employees with vested entitlements | 93.8 | 0.6 | 0 | 94.4 | 86.5 |
| Pensioners or surviving dependents | 54.2 | 0.6 | 0 | 54.8 | 53.1 |
| | **277.5** | **51.2** | **14.9** | **343.6** | **328.2** |

The following retirement benefit plans exist to provide retirement benefits:

**Executive boards of Group companies (Germany and Luxembourg)**
Individual commitment plans exist for members of the executive boards of Group companies; they are based on the plan for senior executives described in the next but one paragraph, i.e. in each calendar year the company provides an annual contribution to a capital component calculated in accordance with actuarial principles. The benefit assets equal the total of the acquired capital components of the individual years and are converted into a lifelong pension once the benefits fall due. In addition, retirement benefit agreements are in place with members of the executive boards of Group companies, under which they are entitled to pension benefits on reaching the age of 63 and following reappointment. When the term of office began, the replacement rate was 30 per cent of individual pensionable income. It rose by five percentage points with each reappointment, up to a maximum of 50 per cent of pensionable income. Details of the pension commitments for members of Deutsche Börse AG's Executive Board can be found in the ⊡ remuneration report.

**Germany**

There has been an employee-financed deferred compensation plan for employees of Deutsche Börse Group in Germany since 1 July 1999. This plan gives employees the opportunity to convert parts of their future remuneration entitlements into benefit assets of equal value. The benefits consist of a capital payment on reaching the age of 65 or earlier, if applicable, in the case of disability or death; when due, the payment is made in equal annual payments over a period of three years. The benefit assets earn interest at a rate of 6 per cent p.a. As a rule, new commitments are entered into on the basis of this deferred compensation plan; employees with pension commitments under retirement benefit arrangements in force before 1 July 1999 were given an option to participate in the deferred compensation plan by converting their existing pension rights.

In the period from 1 January 2004 to 30 June 2006, senior executives in Germany were offered the opportunity to participate in the following pension system based on capital components: the benefit is based on annual income received, composed of fixed annual salary and the variable remuneration. Every year, participating Group companies provide for an amount that corresponds to a certain percentage of the pensionable income. This amount is multiplied by a capitalisation factor depending on age, resulting in the "annual capital component". The benefit assets equal the total of the acquired capital components of the individual years and are converted into a lifelong pension once the benefits fall due. This benefit plan was closed to new staff on 30 June 2006; the senior executives who were employed in the above period can continue to earn capital components.

**Luxembourg**

The employees of the Clearstream subgroup in Luxembourg participate in separate defined benefit pension plans. The defined benefit pension plan in favour of Luxembourg employees of Clearstream International S.A., Clearstream Banking S.A. and Clearstream Services S.A. is funded by means of cash contributions to an "association d'épargne pension" (ASSEP) organised in accordance with Luxembourg law. The benefits consist of a one-off capital payment, which is generally paid on reaching the age of 65. The benefit plan does not cover disability or death in service. Contributions to the "association d'épargne pension" are funded in full by the participating companies. The contributions are determined annually on the basis of actuarial reports and the amount of the obligation is calculated in accordance with Luxembourg law.

**Switzerland**

The employees of STOXX Ltd. participate in a separate defined benefit pension plan. They are insured by a pension fund of SIX Swiss Exchange AG at PREVAS Sammelstiftung, Zurich.

Since 2012, there have been a separate pension plan (basic pension plan) and a supplementary benefits plan (bonus plan) for employees of Eurex Zürich AG and Eurex Global Derivatives AG; both plans are based on insurance policies and, in addition to retirement benefits, comprise disability benefits and dependants' pensions. The contributions to the basic pension plan are paid by the employee and the employer, based on progressive percentages of the insured wage (annual wage less coordination deduction). For the bonus plan, the contributions are determined as a percentage of the bonus; it is also funded by contributions from employees and the employer. The retirement age is 65. The beneficiaries can choose between pension payments and a one-off payment.

The present value of defined benefit obligations can be reconciled as follows with the provisions shown in the consolidated balance sheet:

Changes in net defined benefit obligations

| | Present value of obligations €m | Fair value of plan assets €m | Total €m | Impact of minimum funding requirement/as set ceilling €m | Total €m |
|---|---|---|---|---|---|
| **Balance as at 1 Jan 2012** | **244.8** | **–197.6** | **47.2** | **0** | **47.2** |
| Current service cost | 14.3 | – | 14.3 | – | 14.3 |
| Interest expense/(income) | 11.9 | –9.6 | 2.3 | – | 2.3 |
| Past service cost and gains and losses on settlements | 0.9 | – | 0.9 | – | 0.9 |
| | **27.1** | **–9.6** | **17.5** | **0** | **17.5** |
| **Remeasurements** | | | | | |
| Return on plan assets, excluding amounts already recognised in interest income | – | –8.3 | –8.3 | – | –8.3 |
| Losses from changes in financial assumptions | 66.9 | – | 66.9 | – | 66.9 |
| Experience gains | –5.5 | – | –5.5 | – | –5.5 |
| Change in asset ceilling, excluding amounts included in interest expense | – | – | 0 | 0.6 | 0.6 |
| | **61.4** | **–8.3** | **53.1** | **0.6** | **53.7** |
| Effect of exchange rate differences | 0.3 | 0 | 0.3 | 0 | 0.3 |
| Contributions: | | | | | |
| Employers | – | –23.4 | –23.4 | – | –23.4 |
| Plan participants | 0.7 | –0.7 | 0 | – | 0 |
| Benefit payments | –6.2 | 6.2 | 0 | – | 0 |
| Settlements | 0.1 | 0 | 0.1 | – | 0.1 |
| **Balance as at 31 Dec 2012** | **328.2** | **–233.4** | **94.8** | **0.6** | **95.4** |
| Changes in the basis of consolidation | 0.3 | - | 0.3 | – | 0.3 |
| Current service cost | 17.1 | - | 17.1 | – | 17.1 |
| Interest expense/(income) | 11.0 | –8.6 | 2.4 | – | 2.4 |
| | **28.1** | **–8.6** | **19.5** | **0** | **19.5** |
| **Remeasurements** | | | | | |
| Return on plan assets excluding amounts already recognised in interest income | – | –10.4 | –10.4 | – | –10.4 |
| Losses from changes in demographic assumptions | 3.2 | – | 3.2 | – | 3.2 |
| Losses from changes in financial assumptions | 5.4 | – | 5.4 | – | 5.4 |
| Experience gains | –11.9 | – | –11.9 | – | –11.9 |
| Change in asset ceilling, excluding amounts included in interest expense | – | – | 0 | –0.6 | –0.6 |
| | **–3.3** | **–10.4** | **–13.7** | **–0.6** | **–14.3** |
| Effect of exchange rate differences | –0.2 | 0 | –0.2 | 0 | –0.2 |
| Contributions: | | | | | |
| Employers | - | –20.5 | –20.5 | – | –20.5 |
| Plan participants | 0.8 | –0.8 | 0 | – | 0 |
| Benefit payments | –10.3 | 10.3 | 0 | – | 0 |
| **Balance as at 31 Dec 2013** | 343.6 | –263.4 | 80.2 | 0 | 80.2 |

In financial year 2013, employees converted a total of €3.3 million (2012: €3.1 million) of their variable remuneration into deferred compensation benefits.

**Assumptions**
Provisions for pension plans and other employee benefits are measured annually at the balance sheet date using actuarial methods. The assumptions for determining the actuarial obligations for the pension plans differ according to the individual conditions in the countries concerned and are as follows:

Actuarial assumptions

| | 31 Dec 2013 | | | 31 Dec 2012 | | |
|---|---|---|---|---|---|---|
| | **Germany** % | **Luxembourg** % | **Switzerland** % | **Germany** % | **Luxembourg** % | **Switzerland** % |
| Discount rate | 3.40 | 3.40 | 2.00 | 3.50 | 3.50 | 2.00 |
| Salary growth | 3.50 | 3.50 | 1.00 | 3.50 | 3.50 | 1.00 |
| Pension growth | 2.00 | 2.00-2.25 | 0 | 2.00 | 2.00 | 0 |
| Staff turnover rate | 2.00[1] | 2.00[1] | n.a.[2] | 2.00 | 2.00 | n.a.[2] |

1) Up to the age of 50, afterwards 0.00 per cent.
2) Staff turnover rate in accordance with the Bundesgesetz über die berufliche Alters-, Hinterlassenen- und Invalidenvorsorge (BVG, Swiss Federal Occupational Retirement, Survivors' and Disability Pension Plans Act)

In Germany, the "2005 G" mortality tables (generation tables) developed by Prof Dr Klaus Heubeck are used in a modified version. For Luxembourg, generation tables of the Institut national de la statistique et des études économiques du Grand-Duché du Luxembourg are used. For Switzerland, the BVG 2010 generation tables are used.

**Sensitivity analysis**
The sensitivity analysis presented in the following considers the change in one assumption at a time, leaving the other assumptions unchanged from the original calculation, i.e. possible correlation effects between the individual assumptions are not taken into account.

Sensitivity of defined benefit obligation to change in the weighted principal assumptions

| | Change in actuarial assumption | Impact on defined benefit obligation 2013 Defined benefit obligation €m | Change % | Impact on defined benefit obligation 2012 Defined benefit obligation €m | Change % |
|---|---|---|---|---|---|
| Present value of the obligation[1] | | 343.6 | – | 328.2 | – |
| Discount rate | Increase by 1.0 percentage point | 293.5 | –14.6 | 278.7 | –15.1 |
| | Reduction by 1.0 percentage point | 406.9 | 18.4 | 388.1 | 18.3 |
| Salary growth | Increase by 0.5 percentage points | 354.4 | 3.2 | 340.0 | 3.6 |
| | Reduction by 0.5 percentage points | 335.1 | –2.5 | 318.7 | –2.9 |
| Pension growth | Increase by 0.5 percentage points | 358.0 | 4.2 | 337.8 | 2.9 |
| | Reduction by 0.5 percentage points | 336.1 | –2.2 | 319.6 | –2.6 |
| Life expectancy | Increase by one year | 351.7 | 2.3 | 335.4 | 2.2 |
| | Reduction by one year | 335.3 | –2.4 | 320.5 | –2.3 |

1) Present value of the obligations using assumptions in accordance with the table "actuarial assumptions"

**Composition of plan assets**

**Germany**

In Germany, the plan assets are held by a trustee in safekeeping for individual companies of Deutsche Börse Group and for the beneficiaries. At the company's instruction, the trustee uses the funds transferred to acquire securities on a trust basis, without any consulting on the part of the trustee. The contributions are invested in accordance with an investment policy, which may be amended by the companies represented in the investment committee in agreement with the other members. The trustee may refuse to carry out instructions if they are in conflict with the fund's allocation rules or the payment provisions. In accordance with the investment policy, about 25 per cent of fund assets are invested in shares with the aim of replicating the STOXX Europe 600 Index. A total return approach is pursued for the remaining fund assets, and investments can be made in different asset classes.

**Luxembourg**

In Luxembourg, the Board of Directors of the Clearstream Pension Fund is responsible for determining the investment strategy, with the aim of maximising returns in relation to a benchmark. This benchmark is derived in equal parts from the return on five-year German federal government bonds and the return on the EURO STOXX 50 Index. According to the investment policy, the fund may only invest in fixed-income securities, shares and listed investment fund units, and it may hold cash.

**Switzerland**

Since 2012, the assets of the pension funds of Eurex Zürich AG and Eurex Global Derivatives AG have been invested with AXA Stiftung Berufliche Vorsorge and are therefore reported under "qualifying insurance policies".

Overview on plan assets

| | 31 Dec 2013 | | 31 Dec 2012 | |
|---|---|---|---|---|
| | €m | % | €m | % |
| **Equity instruments – Europe** | 60.8 | 23.1 | 86.3 | 37.0 |
| Financial institutions | 11.6 | | 16.3 | |
| Manufacturing and industrial | 14.4 | | 19.2 | |
| Energy and commodities | 6.6 | | 15.4 | |
| Technology companies | 4.7 | | 6.4 | |
| Other | 23.5 | | 29.0 | |
| **Equity instruments – other** | 0.6 | 0.2 | 0.6 | 0.3 |
| Financial institutions | 0.1 | | 0.1 | |
| Manufacturing and industrial | 0.1 | | 0.1 | |
| Energy and commodities | 0.1 | | 0.1 | |
| Technology companies | 0.1 | | 0.1 | |
| Other | 0.2 | | 0.2 | |
| **Bonds** | 165.8 | 63.0 | 104.0 | 44.6 |
| Government bonds | 163.5 | | 87.6 | |
| Corporate bonds | 2.3 | | 16.4 | |
| **Derivatives** | 0.8 | 0.3 | 0 | 0 |
| Stock index futures | 0.8 | | 0.2 | |
| Interest rate futures | 0 | | −0.2 | |
| **Property** | 0.8 | 0.3 | 0.7 | 0.3 |
| Europe | 0.7 | | 0.6 | |
| Other | 0.1 | | 0.1 | |
| **Investment funds** | 18.0 | 6.8 | 19.0 | 8.1 |
| **Other** | 0.1 | 0 | 0.1 | 0 |
| **Total listed** | 246.9 | 93.7 | 210.7 | 90.3 |
| | | | | |
| Qualifying insurance policies | 7.7 | 2.9 | 7.9 | 3.4 |
| Cash | 8.6 | 3.3 | 14.8 | 6.3 |
| Other | 0.2 | 0.1 | 0 | 0 |
| **Total not listed** | 16.5 | 6.3 | 22.7 | 9.7 |
| | | | | |
| **Total plan assets** | 263.4 | 100.0 | 233.4 | 100.0 |

As at 31 December 2013, plan assets included financial instruments of the Group amounting to €0.1 million (2012: €0.1 million). They did not include any property occupied or other assets used by the Group.

**Risks**
In addition to the general actuarial risks, the risks associated with the defined benefit obligations relate especially to financial risks in connection with the plan assets, including in particular counterparty credit and market price risks.

**Market price risk**

The return on plan assets is assumed to be the discount rate determined on the basis of corporate bonds with an AA rating. If the actual rate of return on plan assets is lower than the discount rate used, the net defined benefit liability increases accordingly. After a reduction in the equity ratio of the plan assets held in Germany in 2013 and at a lower volatility, the actual return is further expected to exceed the return on corporate bonds with a good credit in the medium to long term.

Deutsche Börse Group considers the share price risk resulting from the equity ratio of the plan assets to be appropriate. The company bases its assessment on the expectation that the overall volume of payments from the pension plans will be manageable in the next few years, that the total amount of the obligations will also be manageable and that it will be able to meet these payments in full from operating cash flows. Any amendments to the investment policy take into account the duration of the pension obligation as well as the expected payments over a period of ten years.

Moreover, the level of the net liability is influenced by the discount rates in particular, whereby the current low interest rates contribute to a relatively high net liability. A continued decline in returns on corporate bonds will lead to a further increase in defined benefit obligations, which can be only partially offset by the positive development of the fair values of the corporate bonds included in the plan assets.

**Inflation risk**

Possible inflation risks that could lead to an increase in defined benefit obligations exist because some pension plans or the annual capital components are directly related to the salaries, i.e. a significant increase in salaries would lead to an increase in the benefit obligation from the plans. In Germany, however, there are no contractual arrangements with regard to inflation risk for these pension plans. An interest rate of 6 per cent p.a. has been agreed for the employee-financed deferred compensation plan; the plan does not include any arrangements for inflation, so that it has to be assumed that there will be little incentive for employees to contribute to the deferred compensation plan in times of rising inflation.

In Luxembourg, salaries are adjusted for the effects of inflation on the basis of a consumer price index no more than once a year; this adjustment leads to a corresponding increase in the benefit obligation from the pension plan. Since the obligation will be met in the form of a capital payment, there will be no inflation-linked effects once the beneficiary reaches retirement age.

In Switzerland, the benefit plans at AXA Stiftung Berufliche Vorsorge and PREVAS Sammelstiftung include the provision that the Board of the foundation decides annually whether the retirement pensions will be adjusted to price trends. The decision takes into account in particular the financial capability of the foundation. There are no arrangements for automatic adjustments to price increases over and above the legal requirements that apply to certain surviving dependants' and disability pensions.

### Duration and expected maturities of the pension obligations

The weighted duration of the pension obligations was 16.42 years as at 31 December 2013.

Expected maturities of undiscounted pension payments

| | Expected pension payments[1] 31 Dec 2013 €m | Expected pension payments[1] 31 Dec 2012 €m |
|---|---|---|
| Less than 1 year | 8.7 | 8.1 |
| Between 1 and 2 years | 9.1 | 7.5 |
| Between 2 and 5 years | 37.3 | 39.3 |
| More than 5 years up to 10 years | 72.1 | 59.9 |
| **Total** | 127.2 | **114.8** |

1) The expected payments in CHF were translated into euros at the respective closing rate on 31 December.

The expected costs of defined benefit plans amount to approximately €18.1 million for the 2014 financial year, including net interest expense.

### Defined contribution pension plans

In the year under review, the costs of defined contribution plans amounted to €27.7 million (2012: €27.0 million).

## 23. Changes in other provisions

Changes in other provisions

| | Other non-current provisions €m | Tax provisions €m | Other current provisions €m | Total €m |
|---|---|---|---|---|
| **Balance as at 1 Jan 2013** | **80.3** | **252.2** | **88.9** | **421.4** |
| Reclassification | –21.6 | –0.4 | 20.8 | –1.2[1] |
| Utilisation | –8.6 | –22.2 | –33.1 | –63.9 |
| Reversal | –2.2 | –8.9 | –6.4 | –17.5 |
| Additions | 65.3 | 46.1 | 153.4 | 264.8 |
| **Balance as at 31 Dec 2013** | 113.2 | 266.8 | 223.6 | 603.6 |

1) Relates to the reclassification to liabilities

## 24. Other non-current provisions

Other non-current provisions have more than one year to maturity.

Composition of other non-current provisions

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Restructuring and efficiency measures | 78.8 | 42.3 |
| Pension obligations to IHK[1] | 9.5 | 9.6 |
| Stock Bonus Plan | 8.0 | 6.7 |
| Anticipated losses | 5.9 | 6.1 |
| Jubilee | 5.4 | 5.5 |
| Bonus | 4.4 | 8.6 |
| Early retirement | 1.2 | 1.5 |
| **Total** | **113.2** | **80.3** |
| thereof with remaining maturity between 1 and 5 years | 78.5 | 61.1 |
| thereof with remaining maturity of more than 5 years | 34.7 | 19.2 |

1) IHK = Industrie- und Handelskammer Frankfurt am Main (the Frankfurt/Main Chamber of Industry and Commerce)

Provisions for restructuring and efficiency measures include provisions amounting to €7.2 million (2012: €8.5 million) for the restructuring and efficiency programme resolved in September 2007 as well as €28.9 million (2012: €33.8 million) for the programme resolved in 2010 to increase operational performance and €42.7 million for the programme resolved in 2013 to improve the cost structures and operational processes in order to adapt to a permanently changed business environment. Additions include discount effects amounting to €3.6 million (2012: €3.9 million) mainly from the passage of time.

For details on the restructuring and efficiency programmes see "Internal management – Control systems" section in the combined management report.

Provisions for pension obligations to the Industrie- und Handelskammer (IHK, the Chamber of Commerce) are recognised on the basis of the number of eligible employees. Provisions for early retirement benefits are calculated on the basis of the active and former employees involved. Additions include discount rate effects amounting to €0.3 million (2012: €0.3 million) mainly from the passage of time.

For details on the Stock Bonus Plan, see note 39.

As at 31 December 2013, the provisions for anticipated losses contain provisions for anticipated losses from rental expenses and restoration obligations amounting to €9.2 million (2012: €7.1 million), of which €3.3 million (2012: €1.0 million) are allocated to current provisions. The provisions classified as non-current are not expected to be utilised before 2015. €5.8 million of the non-current provisions relates to restoration obligations. The provisions are calculated on the basis of the expected restoration costs.

## 25. Interest-bearing liabilities

The euro and US dollar bonds issued by Deutsche Börse Group have a carrying amount of €1,521.9 million (2012: €1,737.4 million) and a fair value of €1,551.8 million (2012: €1,821.9 million).

At the end of the first quarter of 2013, Deutsche Börse AG issued a corporate bond with a nominal amount of €600 million. The bond has a term of five years and a coupon of 1.125 per cent annually. It serves primarily to refinance euro-denominated bonds with a principal amount of €797.8 million that matured or were called in the course of the second quarter of 2013. For further details, see the "Results of operations" section and the "Debt instruments of Deutsche Börse AG" table in the combined management report.

The financial liabilities recognised in the balance sheet were not secured by liens or similar rights, neither as at 31 December 2013 nor as at 31 December 2012.

## 26. Tax provisions

Composition of tax provisions

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Income tax expense: current year | 31.1 | 33.4 |
| Income tax expense: previous years | 185.3 | 168.9 |
| Capital tax and value added tax | 50.4 | 49.9 |
| **Total** | **266.8** | **252.2** |

Tax provisions of €140.0 million have an estimated remaining maturity of more than one year.

## 27. Other current provisions

Composition of other current provisions

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Recourse, litigation and interest rate risks[1] | 117.9 | 8.1 |
| Interest on taxes | 49.1 | 43.1 |
| Restructuring and efficiency measures[2] | 16.5 | 5.6 |
| Claims for damages | 10.6 | 13.3 |
| Stock Bonus Plan | 10.2 | 8.3 |
| Bonus | 6.3 | 0 |
| Rent and incidental rental costs | 1.9 | 3.1 |
| Personnel expenses | 2.5 | 2.8 |
| Anticipated losses | 3.3 | 1.0 |
| Miscellaneous | 5.3 | 3.6 |
| **Total** | **223.6** | **88.9** |

1) Including €110.3 million (US$ 151.9 million) for the settlement with OFAC. For details see note 37.
2) Thereof provisions amounting to €0.4 million (2012: €0.4 million) for the restructuring and efficiency programme resolved in 2007, provisions amounting to €1.6 million (2012: €3.6 million) for the programme to increase operational performance adopted in 2010 and €14.0 million for the programme resolved in 2013 to improve the cost structures and operational processes in order to adapt to a permanently changed business environment. For details see "Internal management control" section of the combined management report.

For details on share-based payments, see note 39. For details on non-current anticipated losses, see note 24.

## 28. Liabilities from banking business

The liabilities from banking business are attributable solely to the Clearstream subgroup.

Composition of liabilities from banking business

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Customer deposits from securities settlement business | 9,475.7 | 12,542.5 |
| Issued commercial paper | 194.1 | 208.3 |
| Overdrafts on nostro accounts | 30.8 | 109.2 |
| Forward foreign exchange transactions – held for trading | 16.5 | 16.7 |
| Money market lendings | 8.1 | 3.5 |
| Interest liabilities | 0.1 | 0.1 |
| Interest rate swaps – fair value hedges | 0 | 0 |
| **Total** | **9,725.3** | **12,880.3** |

Remaining maturity of liabilities from banking business

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Not more than 3 months | 9,725.3 | 12,880.3 |
| **Total** | **9,725.3** | **12,880.3** |

## 29. Cash deposits by market participants

### Composition of cash deposits by market participants

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Liabilities from margin payments to Eurex Clearing AG by members | 16,217.7 | 19,447.4 |
| Liabilities from cash deposits by participants in equity trading | 4.0 | 3.2 |
| **Total** | **16,221.7** | **19,450.6** |

## 30. Other current liabilities

### Composition of other current liabilities

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Liabilities from CCP positions | 176.9 | 152.1 |
| Issued commercial paper | 100.0 | 0 |
| Special payments and bonuses | 39.2 | 37.7 |
| Tax liabilities (excluding income taxes) | 30.5 | 24.5 |
| Vacation entitlements, flexitime and overtime credits | 16.7 | 17.4 |
| Interest payable | 9.6 | 33.4 |
| Derivatives | 6.1 | 14.6 |
| Liabilities as part of social security | 4.2 | 3.8 |
| Liabilities to supervisory bodies | 2.2 | 2.1 |
| Liability from repayment of euro-denominated bonds | 0 | 577.4[1] |
| Earn-out component | 0 | 1.2 |
| Miscellaneous | 26.7 | 24.2 |
| **Total** | **412.1** | **888.4** |

1) See note 25 for further details.

## 31. Maturity analysis of financial instruments

Underlying contractual maturities of the financial assets and liabilities at the balance sheet date

| | Contractual maturity | | | | | |
|---|---|---|---|---|---|---|
| | Sight | | Not more than 3 months | | More than 3 months but not more than 1 year | |
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| **Non-derivative financial liabilities** | | | | | | |
| Interest-bearing liabilities | 0 | 0 | 6.8 | 0 | 33.7 | 877.3 |
| Other non-current financial liabilities | 0 | 0 | 0.1 | 0 | 0 | 0 |
| Non-derivative liabilities from banking business | 9,514.7 | 12,651.7 | 194.1 | 211.9 | 0 | 0 |
| Trade payables, payables to associates, payables to other related parties and other current liabilities | 178.1 | 0 | 245.1 | 317.4 | 3.8 | 5.6 |
| Cash deposits by market participants | 16,221.7 | 19,450.6 | 0 | 0 | 0 | 0 |
| Other bank loans and overdrafts | 0.1 | 0.1 | 0 | 0 | 0 | 0 |
| **Total non-derivative financial liabilities (gross)** | **25,914.6** | **32,102.4** | **446.1** | **529.3** | **37.5** | **882.9** |
| **Derivatives and financial instruments of Eurex Clearing AG** | | | | | | |
| Financial liabilities and derivatives of Eurex Clearing AG | 25,980.7 | 16,508.9 | 103,079.9 | 104,121.9 | 23,986.2 | 35,683.4 |
| less financial assets and derivatives of Eurex Clearing AG | –26,480.7 | –16,508.9 | –103,079.9 | –104,121.9 | –23,986.2 | –35,683.4 |
| **Cash inflow – derivatives and hedges** | | | | | | |
| Cash flow hedges | 0 | 0 | 0 | 6.1 | 0 | 18.7 |
| Fair value hedges | 0 | 0 | 0 | 0 | 0 | 0 |
| Derivatives held for trading | 551.2 | 471.1 | 1,751.2 | 1,831.8 | 0 | 7.7 |
| **Cash outflow – derivatives and hedges** | | | | | | |
| Cash flow hedges | 0 | 0 | 0 | –6.2 | 0 | –18.7 |
| Fair value hedges | 0 | 0 | 0 | 0 | 0 | 0 |
| Derivatives held for trading | –551.0 | –346.8 | –1,734.9 | –1,973.3 | 0 | –7.6 |
| **Total derivatives and hedges** | **–499.8** | **124.3** | **16.3** | **–141.6** | **0** | **0.1** |

1) To reconcile to the balance sheet item including non-financial liabilities, the presentation has been adjusted

| | Contractual maturity | | | | Reconciliation to carrying amount | | Carrying amount | |
|---|---|---|---|---|---|---|---|---|
| | More than 1 year but not more than 5 years | | Over 5 years | | | | | |
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| | | | | | | | | |
| | 1,011.2 | 244.8 | 709.2 | 895.2 | −239.0 | −279.9 | 1,521.9 | 1,737.4 |
| | 0.3 | 0.8 | 0.4 | 0 | 1.8 | 5.2[1] | 2.6 | 6.0[1] |
| | 0 | 0 | 0 | 0 | 0 | 0 | 9,708.8 | 12,863.6 |
| | 0 | 0 | 0 | 0 | 110.7 | 690.3[1] | 537.7 | 1,013.3[1] |
| | 0 | 0 | 0 | 0 | 0 | 0 | 16,221.7 | 19,450.6 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 0.1 | 0.1 |
| | **1,011.5** | **245.6** | **709.6** | **895.2** | **−126.5** | **415.6** | **27,992.8** | **35,071.0** |
| | | | | | | | | |
| | | | | | | | | |
| | 4,051.7 | 1.2 | 6.9 | 0 | 0 | 0 | 157,105.4 | 156,315.4 |
| | −4,051.7 | −1.2 | −6.9 | 0 | 0 | 0 | −157,605.4 | −156,315.4 |
| | | | | | | | | |
| | 0 | 5.6 | 0 | 1.4 | | | | |
| | 0 | 0 | 0 | 0 | | | | |
| | 0 | 0 | 0 | 0 | | | | |
| | | | | | | | | |
| | 0 | −16.8 | 0 | −4.2 | | | | |
| | 0 | 0 | 0 | 0 | | | | |
| | 0 | −5.5 | 0 | 0 | | | | |
| | **0** | **−16.7** | **0** | **−2.8** | | | | |

## 32. Classification of financial instruments under IAS 39

The following table shows an analysis of the financial instruments in the balance sheet in accordance with their classification under IAS 39 as well as the corresponding carrying amounts:

### Classification of financial instruments

| Consolidated balance sheet item (classification) | Note | Category | Measured at | Carrying amount 31 Dec 2013 €m | Carrying amount 31 Dec 2012 €m |
|---|---|---|---|---|---|
| Other equity investments | 13 | AFS[1] | Historical cost | 19.3 | 20.9 |
| | | AFS[1] | Fair value | 4.6 | 5.8 |
| Non-current receivables and securities from banking business | 13 | AFS[1] | Fair value | 1,178.3 | 1,485.0 |
| Other financial instruments | 13 | AFS[1] | Historical cost | 0.7 | 0 |
| | | AFS[1] | Fair value | 24.9 | 21.5 |
| Other loans | 13 | Loans and receivables | Amortised cost | 0.4 | 0.1 |
| Non-current financial instruments of Eurex Clearing AG | 15 | Held for trading | Fair value | 4,058.6 | 0 |
| Other non-current assets | | Loans and receivables | Amortised cost | 7.4 | 3.8 |
| Current financial instruments of Eurex Clearing AG | 15 | Held for trading | Fair value | 153,546.8 | 156,315.4 |
| Current receivables and securities from banking business | 16 | AFS[1] | Fair value | 310.6 | 25.0 |
| | | Cash flow hedges | Fair value | 0 | 0.4 |
| | | Loans and receivables | Amortised cost | 9,233.4 | 12,782.9 |
| Trade receivables | 17 | Loans and receivables | Amortised cost | 218.8 | 211.8 |
| Receivables from related parties | | Loans and receivables | Amortised cost | 4.1 | 3.0 |
| Other current assets | 18 | Held for trading | Fair value | 0 | 0.1 |
| | | Loans and receivables | Amortised cost | 196.5 | 92.0 |
| Restricted bank balances | 19 | Loans and receivables | Amortised cost | 16,221.7 | 19,450.6 |
| Other cash and bank balances | 33 | Loans and receivables | Amortised cost | 627.9 | 641.6 |

1) Available-for-sale (AFS) financial assets
2) This relates to the private placements designated as hedging instruments of a net investment hedge (see note 14).
3) This relates to the put options issued by Clearstream International S.A. relating to Clearstream Fund Services Ireland Ltd.

| Consolidated balance sheet item (classification) | Note | Category | Measured at | Carrying amount | |
|---|---|---|---|---|---|
| | | | | 31 Dec 2013 €m | 31 Dec 2012 €m |
| Interest-bearing liabilities (excluding finance leases) | 14, 25 | Liabilities at amortised cost | Amortised cost | 1,187.8 | 811.4 |
| | | Net investment hedge[2] | Amortised cost | 334.1 | 348.6 |
| Non-current financial instruments of Eurex Clearing AG | 15 | Held for trading | Fair value | 4,058.6 | 0 |
| Other non-current liabilities | | Liabilities at amortised cost | Amortised cost | 0.8 | 1.7 |
| | | Puttable instruments | Fair value | 0 | 3.0[3] |
| Current financial instruments of Eurex Clearing AG | 15 | Held for trading | Fair value | 153,046.8 | 156,315.4 |
| Liabilities from banking business | 28 | Liabilities at amortised cost | Amortised cost | 9,708.8 | 12,863.6 |
| | | Held for trading | Fair value | 16.5 | 16.7 |
| Other bank loans and overdrafts | 33 | Liabilities at amortised cost | Amortised cost | 0.1 | 0.1 |
| Trade payables | | Liabilities at amortised cost | Amortised cost | 123.7 | 108.2 |
| Liabilities to related parties | | Liabilities at amortised cost | Amortised cost | 1.9 | 16.7 |
| Cash deposits by market participants | 29 | Liabilities at amortised cost | Amortised cost | 16,221.7 | 19,450.6 |
| Other current liabilities | 30, 14 | Liabilities at amortised cost | Amortised cost | 295.3 | 771.0 |
| | | Cash flow hedges | Fair value | 0 | 14.6 |
| | | Derivatives held for trading | Fair value | 6.1 | 0 |
| | | Puttable instruments | Fair value | 0 | 0.4[3] |

The financial assets and liabilities that are measured at fair value are to be allocated to the following three hierarchy levels: financial assets and liabilities are to be allocated to level 1 if there is a quoted price for identical assets and liabilities in an active market. They are allocated to level 2 if the inputs on which the fair value measurement is based are observable either directly (as prices) or indirectly (derived from prices). Financial assets and liabilities are allocated to level 3 if the fair value is determined on the basis of unobservable inputs.

As at 31 December 2013, the financial assets and liabilities that are measured at fair value were allocated to the following hierarchy levels:

Fair value hierarchy

| | Fair value as at 31 Dec 2013 | thereof attributable to: | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| | €m | €m | €m | €m |
| **Recurrently measured at fair value** | | | | |
| **ASSETS** | | | | |
| **Financial assets held for trading** | | | | |
| Derivatives | | | | |
| Non-current financial instruments of Eurex Clearing AG | 4,058.6 | 4,058.6 | 0 | 0 |
| Current financial instruments of Eurex Clearing AG | 153,546.8 | 153,546.8 | 0 | 0 |
| **Total** | **157,605.4** | **157,605.4** | **0** | **0** |
| **Available-for-sale financial assets** | | | | |
| Equity instruments | | | | |
| Other equity investments | 4.6 | 0 | 4.6 | 0 |
| **Total** | **4.6** | **0** | **4.6** | **0** |
| Debt instruments | | | | |
| Other financial instruments | 24.9 | 24.9 | 0 | 0 |
| Non-current receivables and securities from banking business | 1,178.3 | 1,178.3 | 0 | 0 |
| Current receivables and securities from banking business | 310.6 | 310.6 | 0 | 0 |
| **Total** | **1,513.8** | **1,513.8** | **0** | **0** |
| **Total assets** | **159,123.8** | **159,119.2** | **4.6** | **0** |
| | | | | |
| **LIABILITIES** | | | | |
| **Financial liabilities held for trading** | | | | |
| Derivatives | | | | |
| Non-current financial instruments of Eurex Clearing AG | 4,058.6 | 4,058.6 | 0 | 0 |
| Current financial instruments of Eurex Clearing AG | 153,046.8 | 153,046.8 | 0 | 0 |
| Other current liabilities | 6.1 | 0 | 0 | 6.1[1] |
| Liabilities from banking business | 16.5 | 0 | 16.5 | 0 |
| **Total liabilities** | **157,128.0** | **157,105.4** | **16.5** | **6.1** |

1) Relates to derivative financial instruments belonging to the incentive programme

By comparison, the financial assets and liabilities measured at fair value as at 31 December 2012 were allocated to the hierarchy levels as follows:

Fair value hierarchy

| | Fair value as at 31 Dec 2012 | thereof attributable to: | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| | €m | €m | €m | €m |
| **Recurrently measured at fair value** | | | | |
| **ASSETS** | | | | |
| **Financial assets held for trading** | | | | |
| Derivatives | | | | |
| Current financial instruments of Eurex Clearing AG | 156,315.4 | 156,315.4 | 0 | 0 |
| Current receivables and securities from banking business | 0.4 | 0 | 0.4 | 0 |
| Other non-current assets | 0.1 | 0 | 0.1 | 0 |
| **Total** | **156,315.9** | **156,315.4** | **0.5** | **0** |
| **Available-for-sale financial assets** | | | | |
| Equity instruments | | | | |
| Other equity investments | 5.8 | 0.5 | 5.3 | 0 |
| **Total** | **5.8** | **0.5** | **5.3** | **0** |
| Debt instruments | | | | |
| Other financial instruments | 21.5 | 21.5 | 0 | 0 |
| Non-current receivables and securities from banking business | 1,485.0 | 1,485.0 | 0 | 0 |
| Current receivables and securities from banking business | 25.0 | 25.0 | 0 | 0 |
| **Total** | **1,531.5** | **1,531.5** | **0** | **0** |
| **Total assets** | **157,853.2** | **157,847.4** | **5.8** | **0** |
| | | | | |
| **LIABILITIES** | | | | |
| **Financial liabilities held for trading** | | | | |
| Derivatives | | | | |
| Current financial instruments of Eurex Clearing AG | 156,315.4 | 156,315.4 | 0 | 0 |
| Liabilities from banking business | 16.7 | 0 | 16.7 | 0 |
| Other non-current liabilities | 3.0 | 0 | 0 | 3.0[1] |
| Other current liabilities | 15.0 | 0 | 14.6 | 0.4[1] |
| **Total liabilities** | **156,350.1** | **156,315.4** | **31.3** | **3.4** |

1) This relates to the put options issued by Clearstream International S.A. relating to Clearstream Fund Services Ireland Ltd.

In the course of 2013, no reclassifications were made between the individual levels.

Financial assets and financial liabilities listed in levels 2 and 3 as at 31 December 2013 are measured as follows:

The derivatives listed in level 2 comprise forward foreign exchange transactions. The fair value of the forward foreign exchange transactions is determined on the basis of the forward foreign exchange rates for the remaining period to maturity as at the balance sheet date. They are based on observable market prices.

The equity investments allocated to level 2 are measured on the basis of current, comparable market transactions.

Puttable instruments with a carrying amount of €3.4 million were allocated to level 3 as at the beginning of the year under review. These were measured using the discounted cash flow method. In the second quarter of 2013, the current portion of the puttable instruments amounting to €0.4 million was exercised. In the course of the third quarter, a settlement agreement in the amount of €1.0 million was reached for this long-term put, resulting in an effect recognised in profit or loss of €2.0 million as at the balance sheet date. At the end of the year under review, derivative financial instruments belonging to an incentive programme amounting to €–6.1 million were allocated to Level 3. The financial instruments were measured at fair value through profit and loss using an internal model. The model takes into account the criteria underlying the conditional repayment of the grant made by Eurex Clearing AG. The financial instruments were regularly measured at fair value through profit and loss using an internal model as at the quarterly balance sheet dates. The results from the subsequent measurement are recognised under "other operating expenses". The model takes into account the criteria underlying the conditional repayment of the grant made by Eurex Clearing AG. The criteria include, in particular, non-financial indicators as the expected number of customers in a specific market segment as well as expected trading volumes. They are continuously monitored, while taking possible adjustments into account; for this, information of customers is also used. Since there is an internal model, the parameters can be different as at the settlement date; however, the derivative financial instrument will not exceed an amount of €–8.0 million; this amount arises if the beneficiaries of the incentive programme fulfill the conditions and a repayment of the contribution is not taken into consideration.

The fair value of other financial assets and liabilities not measured at fair value is determined as follows:

The euro and US dollar bonds issued by Deutsche Börse Group have a fair value of €1,551.8 million (31 December 2012: €1,821.9 million) and are reported under interest-bearing liabilities. Euro-denominated bonds with a principal amount of €600.0 million were issued at the end of the first quarter of 2013. Euro-denominated bonds with a principal amount of €797.8 million matured in the course of the second quarter of 2013. The fair value is calculated on the basis of the quoted values of the bonds or as the present value of the cash flows relating to the private placements on the basis of market parameters.

The carrying amounts of the following items represent a reasonable approximation of their fair value:

- Unlisted equity instruments whose fair value generally cannot be reliably determined on a continuous basis and which are reported under the "financial assets" item; these are carried at cost less any impairment losses
- Other loans, which are reported under "financial assets"
- Other receivables and other assets as well as current receivables from banking business, to the extent that these are measured at amortised cost
- Restricted bank balances
- Other cash and bank balances
- Cash deposits by market participants
- Other current liabilities

# Other disclosures

## 33. Consolidated cash flow statement disclosures

### Cash flows from operating activities

After adjustments to net profit for the year for non-cash items, cash flows from operating activities excluding CCP positions amounted to €797.3 million (2012: €726.2 million). After adjustment for the change in CCP positions cash flow from operating activities amounted to €728.3 million (2012: €707.7 million). For details on the adjustments see the "Financial position" section of the combined management report.

The other non-cash income consists of the following items:

Composition of other non-cash income

| | 2013<br>€m | 2012<br>€m |
|---|---|---|
| Equity method measurement | 2.4 | 4.5 |
| Reversal of discount and transaction costs from long-term financing | 2.2 | 3.6 |
| Impairment of other equity investments, loans and available-for-sale shares | 1.7 | 11.4 |
| Reversal of the revaluation surplus for cash flow hedges | 1.7 | −1.0 |
| Subsequent valuation of financial instruments | 2.3 | 0.4 |
| Subsequent measurement of the liability from the acquisition of further shares of Eurex Zürich AG | 0 | 27.4 |
| Fair value measurement of interest rate swaps | 0 | 0.8 |
| Miscellaneous | 3.4 | 3.6 |
| **Total** | **13.7** | **50.7** |

### Cash flows from investing activities

Net cash flows from investing activities amounted to €829.2 million and related in particular to payments to acquire property, plant and equipment and intangible assets of €127.6 million. In the previous year, investments in intangible assets included an amount of €0.1 million (2013: nil) relating to goodwill. Among the other investments in intangible assets and property, plant and equipment, the measures undertaken under the strategic growth initiatives and infrastructure projects are classified as expansion investments, while all remaining investments are reported as replacement investments.

The other investments in intangible assets and property, plant and equipment are broken down by segment as follows:

Payment to acquire intangible assets and property, plant and equipment

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| **Expansion investments** | | |
| Eurex | 40.3 | 48.7 |
| Xetra | 0.6 | 0.9 |
| Clearstream | 48.4 | 38.6 |
| Market Data +Services | 1.1 | 0 |
| | 90.4 | **88.2** |
| **Replacement investments** | | |
| Eurex | 13.6 | 24.5 |
| Xetra | 2.6 | 6.7 |
| Clearstream | 18.2 | 20.0 |
| Market Data +Services | 2.8 | 6.2 |
| | 37.2 | **57.4** |
| **Total investments according to segment reporting** | 127.6 | **145.6** |

Of the investments in non-current financial instruments, an amount of €8.5 million (2012: €255.6 million) related to the purchase of variable-rate securities in the banking business. Securities and other non-current receivables in the amount of €35.3 million (2012: €392.2 million), of which €32.2 million (2012: €387.7 million) related to the banking business, matured or were sold in financial year 2013.

The acquisition of further shares of European Energy Exchange AG at a purchase price of €15.4 million and the acquisition of interests in Zimory GmbH, Deutsche Börse Cloud Exchange AG and Global Markets Exchange Group International LLP at purchase prices totalling €19.7 million resulted in cash outflows of €35.1 million.

In connection with the termination of the cooperation agreement governing the equity investment in Scoach Holding S.A. with effect from 30 June 2013, the shares in Scoach Schweiz AG (now SIX Structured Products Exchange AG) held by Scoach Holding S.A. were transferred to SIX Swiss Exchange AG, and the shares in Scoach Holding S.A. previously held by SIX Swiss Exchange AG were transferred to Scoach Holding S.A. and subsequently retired (see note 2). Following the transfer, Deutsche Börse AG's equity interest in Scoach Holding S.A. (now Börse Frankfurt Zertifikate S.A.) increased to 100 per cent. Since the acquisition was transacted as an exchange, there were no cash outflows.

In 2012, there were cash outflows of €295.5 million in connection with the acquisition of shares in subsidiaries. €295.0 million of this amount related to the acquisition of the shares in Eurex Global Derivatives AG, which holds 50 per cent of shares of Eurex Zürich AG. The purchase price was paid in cash in the amount of €295.0 million as well as by delivery of 5,286,738 shares of Deutsche Börse AG; at the time of delivery, the shares had a fair value of €255.9 million.

### Cash flows from financing activities

Cash outflows from financing activities of €497.6 million (2012: cash outflows of €550.6 million) mainly related to the dividend distribution of €386.5 million (2012: €622.9 million) and the repayment of bonds issued of €797.8 million. Moreover, a bond with a principal amount of €600 million was issued in financial year 2013 (2012: €600 million).

### Reconciliation to cash and cash equivalents

Reconciliation to cash and cash equivalents

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Restricted bank balances | 16,221.7 | 19,450.6 |
| Other cash and bank balances | 627.9 | 641.6 |
| Net position of financial instruments of Eurex Clearing AG | 500.0 | 0 |
| less bank loans and overdrafts | –0.1 | –0.1 |
| | **17,349.5** | **20,092.1** |
| **Reconciliation to cash and cash equivalents** | | |
| Current receivables and securities from banking business | 9,544.0 | 12,808.2 |
| less loans to banks and customers with an original maturity of more than 3 months | –692.1 | 0 |
| less available-for-sale debt instruments | –310.6 | –25.0 |
| less derivatives | 0 | –0.4 |
| Current liabilities from banking business | –9,725.3 | –12,880.3 |
| Current liabilities from cash deposits by market participants | –16,221.7 | –19,450.6 |
| | **–17,405.7** | **–19,548.1** |
| **Cash and cash equivalents** | **–56.2** | **544.0** |

## 34. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net profit for the year attributable to shareholders of the parent company (net income) by the weighted average number of shares outstanding.

In order to determine diluted earnings per share, potentially dilutive ordinary shares that may be acquired under the Stock Bonus Plan (SBP) (see also ⊡ note 39) were added to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted by the fair value of the services still to be provided.

In order to determine diluted earnings per share, all SBP tranches for which cash settlement has not been resolved are assumed to be settled with equity instruments – regardless of actual accounting in accordance with IFRS 2.

The following potentially dilutive rights to purchase shares were outstanding as at 31 December 2013:

Calculation of the number of potentially dilutive ordinary shares

| Tranche | Exercise price € | Adjustment of the exercise price according to IAS 33[1] € | Average number of outstanding options 31 Dec 2013 | Average price for the period[2] € | Number of potentially dilutive ordinary shares as at 31 Dec 2013 |
|---|---|---|---|---|---|
| 2013[3] | 0 | 38.88 | 56,598 | 50.90 | 13,366 |
| **Total** | | | | | 13,366 |

1) According to IAS 33.47(a), the issue price and the exercise price for stock options and other share-based payment arrangements must include the fair value of any goods or services to be supplied to the entity in the future under the stock option or other share-based payment arrangement.
2) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 December 2013
3) This relates to rights to shares under the Stock Bonus Plan (SBP) for senior executives.

As the volume-weighted average share price was higher than the adjusted exercise price for the 2013 tranche, these stock options are considered as dilutive under IAS 33 as at 31 December 2013.

Calculation of earnings per share (basic and diluted)

| | 2013 | 2012 |
|---|---|---|
| Number of shares outstanding as at beginning of period | 184,078,674 | 188,686,611 |
| Number of shares outstanding as at end of period | 184,115,657 | 184,078,674 |
| Weighted average number of shares outstanding | 184,083,895 | 187,379,239 |
| Number of potentially dilutive ordinary shares | 13,366 | 31,166[1] |
| Weighted average number of shares used to calculate diluted earnings per share | 184,097,261 | 187,410,405 |
| Net income (€m) | 478.4 | 645.0 |
| Earnings per share (basic) (€) | 2.60 | 3.44 |
| Earnings per share (diluted) (€) | 2.60 | 3.43 |

1) Adjusted for the 2011 tranche, for which cash settlement was resolved in 2013

## 35. Segment reporting

Segment reporting is governed by the internal organisational and reporting structure, which is broken down by markets into the following four segments:

Internal organisational and reporting structure

| Segment | Business areas |
|---|---|
| Eurex | ▪ T7 electronic derivatives market trading platform<br>▪ T7 electronic options trading platform<br>▪ Eurex Repo® over-the-counter (OTC) trading platform<br>▪ Central counterparty for bonds, on- and off-exchange derivatives and repo transactions |
| Xetra | ▪ Cash market using the Xetra® electronic trading system, the Specialist trading on the Frankfurt Stock Exchange and Tradegate<br>▪ Eurex Bonds® OTC trading platform<br>▪ Central counterparty for equities and bonds<br>▪ Admission of securities to listing |
| Clearstream | ▪ Custody and settlement services for domestic and international securities<br>▪ Global securities financing services and collateral management<br>▪ Investment funds services |
| Market Data + Services | ▪ Distribution of licenses for real-time trading and market signals<br>▪ Development and sales of indices<br>▪ Technology solutions for external customers<br>▪ Trading participant connectivity |

In accordance with IFRS 8, information on the segments is presented on the basis of internal reporting (management approach). As a result of the changes made to Deutsche Börse Group's organisational structure as at 1 January 2013, various business areas (e.g. trading participant connectivity, IT services and cooperations with partner exchanges) were transferred from the previous market segments (in particular Xetra) to the new Market Data + Services segment. In this context, net revenue, cost and employees directly or indirectly associated with these business areas have also been reallocated. Prior-year figures have been adjusted accordingly.

Sales revenue is presented separately by external sales revenue and internal (inter-segment) sales revenue. Inter-segment services are charged on the basis of measured quantities or at fixed prices (e.g. the provision of data by Eurex to Market Data + Services).

Due to their insignificance to segment reporting, the "financial income" and "financial expense" items have been combined to produce the "net financial result".

## Segment reporting

| | Eurex | | Xetra | | Clearstream | |
|---|---|---|---|---|---|---|
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m |
| External sales revenue | 850.0 | 858.2 | 172.0 | 162.4 | 766.4 | 752.1 |
| Internal sales revenue | 0 | 0 | 0 | 0 | 7.6 | 5.5 |
| **Total sales revenue** | **850.0** | **858.2** | **172.0** | **162.4** | **774.0** | **757.6** |
| Net interest income from banking business | 0 | 0 | 0 | 0 | 35.9 | 52.0 |
| Other operating income | 13.5 | 10.2 | 8.9 | 6.4 | 7.4 | 3.1 |
| **Total revenue** | **863.5** | **868.4** | **180.9** | **168.8** | **817.3** | **812.7** |
| Volume-related costs | –122.8 | –100.9 | –29.2 | –24.3 | –163.4 | –162.8 |
| **Net revenue (total revenue less volume-related costs)** | **740.7** | **767.5** | **151.7** | **144.5** | **653.9** | **649.9** |
| Staff costs | –143.2 | –124.5 | –45.9 | –39.8 | –205.5 | –178.1 |
| Depreciation, amortisation and impairment losses | –53.6 | –45.0 | –9.4 | –9.8 | –37.8 | –30.5 |
| Other operating expenses | –196.4 | –180.9 | –39.9 | –39.7 | –260.0 | –126.2 |
| **Operating costs** | **–393.2** | **–350.4** | **–95.2** | **–89.3** | **–503.3** | **–334.8** |
| Result from equity investments | 5.1[2] | –4.7[3] | 4.0 | 4.9 | 0.2 | –0.5 |
| **Earnings before interest and tax (EBIT)** | **352.6** | **412.4** | **60.5** | **60.1** | **150.8** | **314.6** |
| Net financial result | – 62.6 | – 125.1[4] | – 2.6 | – 2.4 | – 3.2 | – 3.4 |
| **Earnings before tax (EBT)** | **290.0** | **287.3** | **57.9** | **57.7** | **147.6** | **311.2** |
| Investment in intangible assets and property, plant and equipment[5] | 53.9 | 73.2 | 3.2 | 7.6 | 66.6 | 58.6 |
| Employees (as at 31 December) | 1,018 | 961 | 331 | 309 | 1,816 | 1,793 |
| **EBIT margin (%)[6]** | **47.6** | **53.7** | **39.9** | **41.6** | **23.1** | **48.4** |

1) The consolidation of internal net revenue column shows the elimination of intragroup sales revenue and profits.
2) Includes impairment losses totalling €1.6 million that account for the interest in Quadriserv Inc.
3) Includes impairment losses of €10.8 million that account for the interest in Quadriserv Inc.
4) Includes loss on subsequent measurement of liabilities to SIX Group AG of €27.4 million.
5) Excluding goodwill
6) EBIT margin is calculated on the basis of EBIT divided by net revenue.

| | Market Data+Services | | Total of all segments | | Consolidation of internal net revenue[1] | | Group | |
|---|---|---|---|---|---|---|---|---|
| | **2013**<br>**€m** | **2012**<br>**€m** | **2013**<br>**€m** | **2012**<br>**€m** | **2013**<br>**€m** | **2012**<br>**€m** | **2013**<br>**€m** | **2012**<br>**€m** |
| | 371.9 | 372.6 | 2,160.3 | 2,145.3 | 0 | 0 | 2,160.3 | 2,145.3 |
| | 26.4 | 29.5 | 34.0 | 35.0 | –34.0 | –35.0 | 0 | 0 |
| | **398.3** | **402.1** | **2,194.3** | **2,180.3** | **–34.0** | **–35.0** | **2,160.3** | **2,145.3** |
| | | | | | | | | |
| | 0 | 0 | 35.9 | 52.0 | 0 | 0 | 35.9 | 52.0 |
| | 3.6 | 4.0 | 33.4 | 23.7 | –12.8 | –12.0 | 20.6 | 11.7 |
| | **401.9** | **406.1** | **2,263.6** | **2,256.0** | **–46.8** | **–47.0** | **2,216.8** | **2,209.0** |
| | | | | | | | | |
| | –35.9 | –35.7 | –351.3 | –323.7 | 46.8 | 47.0 | –304.5 | –276.7 |
| | **366.0** | **370.4** | **1,912.3** | **1,932.3** | **0** | **0** | **1,912.3** | **1,932.3** |
| | | | | | | | | |
| | –81.4 | –71.8 | –476.0 | –414.2 | 0 | 0 | –476.0 | –414.2 |
| | –18.0 | –19.7 | –118.8 | –105.0 | 0 | 0 | –118.8 | –105.0 |
| | –91.7 | –92.6 | –588.0 | –439.4 | 0 | 0 | –588.0 | –439.4 |
| | **–191.1** | **–184.1** | **–1,182.8** | **–958.6** | **0** | **0** | **–1,182.8** | **–958.6** |
| | | | | | | | | |
| | 0 | –4.0 | 9.3 | –4.3 | 0 | 0 | 9.3 | –4.3 |
| | **174.9** | **182.3** | **738.8** | **969.4** | **0** | **0** | **738.8** | **969.4** |
| | | | | | | | | |
| | – 2.3 | – 1.8 | – 70.7 | – 132.7 | 0 | 0 | – 70.7 | – 132.7 |
| | **172.6** | **180.5** | **668.1** | **836.7** | **0** | **0** | **668.1** | **836.7** |
| | | | | | | | | |
| | 3.9 | 6.2 | 127.6 | 145.6 | 0 | 0 | 127.6 | 145.6 |
| | | | | | | | | |
| | 646 | 641 | 3,811 | 3,704 | 0 | 0 | 3,811 | 3,704 |
| | | | | | | | | |
| | **47.8** | **49.2** | **38.6** | **50.2** | **n.a.** | **n.a.** | **38.6** | **50.2** |

In the year under review, there was an extraordinary impairment loss of €0.6 million (2012: nil).

Non-cash valuation allowances and bad debt losses resulted from the following segments:

Breakdown of non-cash valuation allowances and bad debt losses

| | 2013<br>€m | 2012<br>€m |
|---|---|---|
| Eurex | 0.4 | 0 |
| Xetra | 0.4 | 0 |
| Clearstream | 0.1 | 0.4 |
| Market Data + Services | 0.6 | 0.3 |
| **Total** | **1.5** | **0.7** |

Deutsche Börse Group's business model – and that of its segments – is focused on an internationally operating participant base and pricing does not differ depending on the customer's location. From a price, margin and risk perspective, this means that it is not important whether sales revenue is generated from German or non-German participants.

The risks and returns from the activities of the subsidiaries operating within the economic environment of the European Monetary Union (EMU) do not differ significantly from each other on the basis of the factors to be considered in identifying information on geographical regions under IFRS 8. As a result, Deutsche Börse Group has identified the following information on geographical regions: the euro zone, the rest of Europe, America and Asia-Pacific.

Sales revenue is allocated to the individual regions according to the customer's domicile, while investments and non-current assets are allocated according to the company's domicile and employees according to their location.

As described above, the analysis of sales is based on the direct customer's billing address. This means for example: sales to an American investor trading a product with an Asian underlying via a European clearing member are classified as European sales. Thus, in addition to sales to customers based in the Asia Pacific region, Deutsche Börse Group also reports sales of products based on Asia Pacific underlyings. These include, for example, trading of the South Korean KOSPI index on Eurex, settlement and custody services for securities issued by Asian entities, global securities financing from and with Asian customers, and index products such as the STOXX China Total Market indices. Furthermore, the Group earns net interest income on Asian customer balances. In total, this Asia Pacific-driven business amounted to an additional €48.8 million in 2013 (2012: €45.2 million, number restated for the inclusion of GSF revenues).

Information on geographical regions

| | Sales revenue | | Investments[3] | | Non-current assets | | Number of employees | |
|---|---|---|---|---|---|---|---|---|
| | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 €m | 2012 €m | 2013 | 2012 |
| Euro zone | 1,080.7[1] | 1,076.8[1] | 119.5 | 133.6 | 1,483.8[2] | 1,442.7[2] | 2,687 | 2,652 |
| Rest of Europe | 695.1[1] | 727.8[1] | 0.5 | 5.3 | 589.7[2] | 579.9[2] | 688 | 633 |
| America | 325.7[1] | 295.1[1] | 6.2 | 6.5 | 1,374.3[2] | 1,488.5[2] | 310 | 308 |
| Asia/Pacific | 92.8 | 80.6 | 1.4 | 0.2 | 1.6 | 0.8 | 126 | 111 |
| **Total of all regions** | **2,194.3** | **2,180.3** | **127.6** | **145.6** | **3,449.4** | **3,511.9** | **3,811** | **3,704** |
| Consolidation of internal net revenue | –34.0 | –35.0 | | | | | | |
| **Group** | **2,160.3** | **2,145.3** | **127.6** | **145.6** | **3,449.4[2]** | **3,511.9** | **3,811** | **3,704** |

1) Including countries in which more than 10 per cent of sales revenue were generated: UK (2013: €545.2 million; 2012: €571.0 million), Germany (2013: €575.5 million; 2012: €571.0 million), and USA (2013: €316.0 million; 2012: €285.1 million)
2) Including countries in which more than 10 per cent of non-current assets are carried: USA (2013: €1,374.3 million; 2012: €1,488.5 million), Germany (2013: €1,267.4 million; 2012: €1,266.0 million) and Switzerland (2013: €584.4 million; 2012: €573.2 million)
3) Excluding goodwill

## 36. Financial risk management

Deutsche Börse Group presents the qualitative disclosures required by IFRS 7 in detail in the combined management report (see explanations in the ⊡ risk report, which is part of the combined management report), such as the nature and extent of risks arising from financial instruments, as well as the objectives, strategies and methods used to manage risk.

Financial risks arise at Deutsche Börse Group mainly in the form of credit risk. To a smaller extent the Group is exposed to market price risk. Financial risks are quantified using the economic capital concept (please refer to the ⊡ risk report for detailed disclosures). Economic capital is assessed on a 99.98 per cent confidence level for a one-year holding period. The economic capital is compared with the Group's liable equity capital adjusted by intangible assets so as to test the Group's ability to absorb extreme and unexpected losses. The economic capital for financial risk is calculated at the end of each month and amounted to €388 million as at 31 December 2013, whereby €311 million stem from credit risk and €77 million stem from market price risk.

The Group evaluates its financial risk situation on an ongoing basis. In the view of the Executive Board, no threat to the continued existence of the Group can be identified at this time.

### Credit risk

Credit risks arise in Deutsche Börse Group from the following items:

Credit risk of financial instruments

| | Segment | Note | Carrying amounts – maximum risk position | | Collateral | |
|---|---|---|---|---|---|---|
| | | | Amount as at 31 Dec 2013 €m | Amount as at 31 Dec 2012 €m | Amount as at 31 Dec 2013 €m | Amount as at 31 Dec 2012 €m |
| **Collateralised cash investments** | | | | | | |
| Overnight money invested under securities repurchase agreements | Eurex[1] | | 0 | 1,499.9 | 0 | 1,601.9 |
| Reverse repurchase agreements | Eurex[1] | | 7,271.3 | 5,287.5 | 7,360.9[2] | 5,316.7[2] |
| | Clearstream | 16 | 6,708.7 | 2,847.4 | 6,681.7[3] [4] | 2,842.6[3] [4] |
| | Group[1] | | 157.9 | 133.2 | 158.1 | 135.2 |
| | | | **14,137.9** | **9,768.0** | **14,200.7** | **9,896.4** |
| **Uncollateralised cash investments** | | | | | | |
| Money market lendings – central banks | Eurex[1] | | 9,186.7 | 12,862.7 | 0 | 0 |
| | Clearstream | 16 | 624.1 | 6,530.7 | 0 | 0 |
| Money market lendings – other counterparties | Eurex[1] | | 8.3 | 29.6 | 0 | 0 |
| | Clearstream | 16 | 419.9 | 1,198.9 | 0 | 0 |
| | Group[1] | | 12.1 | 14.9 | 0 | 0 |
| Balances on nostro accounts | Clearstream | 16 | 991.3 | 1,975.4 | 0 | 0 |
| | Group[1] | | 213.2 | 264.3 | 0 | 0 |
| Other fixed-income securities | Clearstream | 13, 16 | 5.5[5] | 5.8[5] | 0 | 0 |
| Floating rate notes | Clearstream | 13, 16 | 1,483.4[5] | 1,504.2[5] | 0 | 0 |
| | Group | 13 | 5.0[6] | 5.0 | 0 | 0 |
| Fund assets | Eurex | 13 | 11.0 | 8.8 | 0 | 0 |
| | | | **12,960.5** | **24,400.3** | **0** | **0** |
| **Loans for settling securities transactions** | | | | | | |
| Technical overdraft facilities | Clearstream | 16 | 487.0 | 228.4 | n.a.[7] | n.a.[7] |
| Automated Securities Fails Financing[8] | Clearstream | | 556.9 | 741.3 | 711.2 | 800.4 |
| ASLplus securities lending[8] | Clearstream | | 41,858.4 | 38,043.9 | 43,624.3 | 38,071.3 |
| | | | **42,902.3** | **39,013.6** | **44,335.5** | **38,871.7** |
| **Total** | | | **70,000.7** | **73,181.9** | **58,536.2** | **48,768.1** |

| | Segment | Note | Carrying amounts – maximum risk position | | Collateral | |
|---|---|---|---|---|---|---|
| | | | Amount as at 31 Dec 2013 €m | Amount as at 31 Dec 2012 €m | Amount as at 31 Dec 2013 €m | Amount as at 31 Dec 2012 €m |
| **Balance brought forward** | | | 70,000.7 | 73,181.9 | 58,536.2 | 48,768.1 |
| **Other receivables** | | | | | | |
| Other loans | Group | | 0.4 | 0.1 | 0 | 0 |
| Other assets | Group | 32 | 203.9 | 93.5 | 0 | 0 |
| Trade receivables | Group | | 218.8 | 211.8 | 0 | 0 |
| Receivables from related parties | Group | | 4.1 | 3.0 | 0 | 0 |
| Interest receivables | Clearstream | 16 | 2.4 | 2.0 | 0 | 0 |
| | | | 429.6 | 310.4 | 0 | 0 |
| **Financial instruments of Eurex Clearing AG (central counterparty)** | | | 34,840.4[9] | 34,864.7[9] | 48,419.2[10) 11)] | 45,881.2[10) 11)] |
| **Derivatives** | | 14 | 0 | 0.5 | 0 | 0 |
| **Financial guarantee contracts**[8] | | | 11.3 | 11.7 | 0 | 0 |
| **Total** | | | 105,282.0 | 108,369.2 | 106,955.4 | 94,649.3 |

1) Presented in the items "restricted bank balances" and "other cash and bank balances"
2) Thereof, €732.0 million repledged to central banks (2012: €0 million)
3) Thereof, €4,524.2 million transferred to central banks (2012: €443.8 million)
4) Total of fair value of cash (€4.7 million; 2012: nil) and securities collateral (€6,777.0 million; 2012: €2,842.6 million) received under reverse repurchase agreements
5) Thereof 1,328.6 million transferred to central banks (2012: €1,352.0 million).
6) The amount includes collateral totalling €5.0 million (2012: €5.0 million).
7) The portfolio of deposited collateral is not directly attributed to any utilisation, but is determined by the scope of the entire business relationship and the limits granted.
8) Off-balance-sheet items
9) Net value of all margin requirements resulting from executed trades as at the balance sheet date; this figure represents the risk-oriented view of Eurex Clearing AG while the carrying amount of the position "financial instruments of Eurex Clearing AG" in the balance sheet shows the gross amount of the open trades according to IAS 32.
10) Collateral value of cash and securities collateral deposited for margins covering net value of all margin requirements
11) The amount includes the clearing fund totalling €1,597.2 million (2012: €1,402.3 million).

**Cash investments**
Deutsche Börse Group is exposed to credit risk in connection with the investment of cash funds. The Group mitigates such risks by investing short-term funds either – to the extent possible – on a collateralised basis, e.g. via reverse repurchase agreements or by deposits with central banks.

According to the treasury policy, only bonds with a minimum rating of AA– issued or guaranteed by governments or supranational institutions are eligible as collateral.

The fair value of securities received under reverse repurchase agreements (Clearstream subgroup, Eurex Clearing AG and Deutsche Börse AG) was €14,196.0 million (2012: €8,273.6 million). The Clearstream subgroup and Eurex Clearing AG are able to repledge the securities received to their central banks.

The fair value of securities received under reverse repurchase agreements transferred via transfer of title to central banks at Clearstream subgroup amounted to €4,524.2 million as at 31 December 2013 (2012: €443.8 million). As at 31 December 2013 Eurex Clearing AG has repledged securities to central banks with a fair value of €732.0 million (2012: nil). The contract terms are based on recognised bilateral master agreements.

Uncollateralised cash investments are permitted only for counterparties with sound creditworthiness within the framework of defined counterparty credit limits or in the form of investments in money market or other mutual funds as well as US treasuries and municipal bonds with maturities of less than two years. Counterparty credit risk is monitored on the basis of an internal rating system.

Part of the available-for-sale fixed-income financial instruments and floating rate notes held by Clearstream are transferred via transfer of title to central banks to collateralise the settlement facilities obtained. The fair value of transferred securities was €1,355.0 million as at 31 December 2013 (2012: €1,352.0 million).

**Loans for settling securities transactions**
Clearstream grants customers technical overdraft facilities to maximise settlement efficiency. These settlement facilities are subject to internal credit review procedures. They are revocable at the option of the Clearstream subgroup and are largely collateralised. Technical overdraft facilities amounted to €91.8 billion as at 31 December 2013 (2012: €87.6 billion). Of this amount, €2.7 billion (2012: €2.8 billion) is unsecured, whereby a large proportion relates to credit lines granted to central banks and other government-backed institutions. Actual outstandings at the end of each business day generally represent a small fraction of the facilities and amounted to €487.0 million as at 31 December 2013 (2012: €228.4 million); see ⊡ note 16.

Clearstream also guarantees the risk resulting from the Automated Securities Fails Financing programme it offers to its customers. This risk is collateralised. Guarantees given under this programme amounted to €556.9 million as at 31 December 2013 (2012: €741.3 million).

Under the ASLplus securities lending programme, Clearstream Banking S.A. had securities borrowings from various counterparties totalling €41,858.4 million as at 31 December 2013 (2012: €38,043.9 million). These securities were fully lent to other counterparties. Collateral received by Clearstream Banking S.A. in connection with these loans amounted to €43,624.3 million (2012: €38,071.3 million).

In 2012 and 2013, no losses from credit transactions occurred in relation to any of the transaction types described.

**Other receivables**
Trading, settlement and custody fees are generally collected without delay by direct debit. Fees for other services, such as the provision of data and information, are settled mainly by transfer. As a result of default by customers, receivables of €2.7 million (2012: €2.2 million) relating to fees for trading and provision of data and IT services are not expected to be collectable.

**Financial instruments of Eurex Clearing AG (central counterparty)**
To safeguard Eurex Clearing AG against the risk of default by a clearing member, the clearing conditions require the clearing members to deposit margins in the form of cash or securities on a daily basis or an intraday basis in the amount stipulated by Eurex Clearing AG. Additional security mechanisms of Eurex Clearing AG are described in detail in the risk report.

The aggregate margin calls (after haircuts) based on the executed transactions was €34,840.4 million at the reporting date (2012: €34,864.7 million). In fact, collateral totalling €48,419.2 million (2012: €45,881.2 million) was deposited.

Composition of Eurex Clearing AG's collateral

| | Collateral value as at 31 Dec 2013 €m | Collateral value as at 31 Dec 2012 €m |
|---|---|---|
| Cash collateral (cash deposits)[1] | 16,217.6 | 19,447.4 |
| Securities and book-entry securities collateral[2] [3] | 32,201.6 | 26,433.8 |
| **Total** | **48,419.2** | **45,881.2** |

1) The amount includes the clearing fund totalling €690.6 million (2012: €680.3 million).
2) The amount includes the clearing fund totalling €906.6 million (2012: €722.0 million).
3) The collateral value is determined on the basis of the fair value less a haircut.

In contrast to the risk-oriented net analysis of the transactions via the central counterparty, the gross amounts are reported in the balance sheet, as the offsetting rules defined in IAS 32 cannot be met. For a detailed explanation of this balance sheet item, see "Financial instruments of Eurex Clearing AG (central counterparty)" section in note 3 or note 15. For an analysis of the carrying amount, see note 15.

**Credit risk concentrations**

Deutsche Börse Group's business model and the resulting business relationships with a large part of the financial sector mean that, as a rule, credit risk is concentrated on the financial services sector. Potential concentrations of credit risk on individual counterparties are limited by application of counterparty credit limits.

The regulatory requirements, such as those arising under the Großkredit- und Millionenkreditverordnung (GroMiKV, ordinance governing large exposures and loans of €1.5 million or more) in Germany and the corresponding rules in Luxembourg arising under the revised CSSF circular 06/273, are complied with.

The German and Luxembourgian rules are based on the EU directives 2006/48/EC and 2006/49/EC (commonly known as CRD) as revised in 2009 with effect as at 31 December 2010.

See also ⊡ note 20 for an explanation of regulatory capital requirements.

Deutsche Börse Group carries out VaR calculations in order to detect credit concentration risks. In 2013, no significant credit concentrations were assessed.

The required economic capital for credit risk is calculated for each business day and amounted to €311 million as at 31 December 2013 (2012: €184 million). The increase is driven by two main factors; firstly, the required economic capital is now calculated as the undiversified sum of the required economic capital of the segments, companies and risk types, and secondly, the credit risk of Eurex Clearing AG increased due to the increase of its own contribution to the Default Fund ("skin in the game").

**Market price risk**

As part of the annual planning, the treasury policy of Deutsche Börse Group requires that any net earnings exposure from currencies be hedged through foreign exchange transactions, if the unhedged exposure exceeds 10 per cent of consolidated EBIT. Foreign exchange exposures below 10 per cent of consolidated EBIT may also be hedged.

During the year, actual foreign exchange exposure is monitored against the latest EBIT forecast. In case of an overstepping of the 10 per cent threshold, the exceeding amount must be hedged.

In addition, the policy stipulates that intraperiod open foreign exchange positions are closed when they exceed €15.0 million. This policy was complied with as in the previous year; as at 31 December 2013, there were no significant net foreign exchange positions.

Currency risks in the Group arise mainly from the operating results and balance sheet items of ISE, which are denominated in US dollars, plus that part of Clearstream's sales revenue and interest income less expenses which is directly or indirectly generated in US dollars. As at 31 December 2013, ISE accounted for 26 per cent of the Eurex segment's sales revenue (2012: 23 per cent). In addition, the Clearstream segment generated 9 per cent of its sales revenue and interest income (2012: 9 per cent) directly or indirectly in US dollars.

Acquisitions where payment of the purchase price results in currency risk are generally hedged.

The Group has partially hedged its investment in ISE against foreign currency risks by issuing fixed-income US dollar debt securities. The investment in ISE (hedged item) constitutes a net investment in a foreign operation. The US dollar securities designated as hedging instruments for the net investment hedge were issued in a nominal amount of US$460.0 million.

Interest rate risks arise further from debt financing of acquisitions. The acquisition of ISE was financed through senior and hybrid debt that matured or has been called in 2013.

To refinance 2013 debt maturities Deutsche Börse AG, in October 2012 and March 2013, successfully issued senior bonds in an amount of €600 million each.

Equity price risks arise from contractual trust arrangements (CTAs) and from the Clearstream Pension Fund in Luxembourg. In addition, there are equity price risks arising from strategic equity investments in other exchange operators.

Economic capital is calculated at the end of each month for market price risks that can arise in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates as well as through fluctuations of the asset value of the CTA and the Clearstream Pension Fund in Luxembourg. On 31 December 2013, the economic capital for market price risk was €77 million (2012: €1 million). The increase is mainy driven by two factors; firstly, the required economic capital is now calculated as the undiversified sum of the required economic capital of the segments, companies and risk types, and secondly, the market price risk increased because the CTAs and Clearstream Pension Fund in Luxembourg are now included in the calculation.

In financial year 2013, impairment losses amounting to €1.6 million (2012: €13.3 million) were recognised in profit and loss for strategic investments that are not included in the VaR for market price risk.

### Liquidity risk

For the Group, liquidity risk may arise from potential difficulties in renewing maturing financing, such as commercial paper and bilateral and syndicated credit facilities. In addition, required financing for unexpected events may result in a liquidity risk. Most of the Group's cash investments are short-term to ensure that liquidity is available, should such a financing need arise. Eurex Clearing AG remains almost perfectly matched with respect to the durations of received customer cash margins and investments which in only limited amounts may have tenors of up to one month while the Clearstream subgroup may invest customer balances up to a maximum of one year under strict control of mismatch and interest rate limits (see note 31 for an overview of the maturity structure).Term investments can be transacted via reverse repurchase agreements against highly liquid collateral that can be deposited with the Luxembourg Central Bank and can be used as a liquidity buffer in case of need.

Contractually agreed credit lines

| Company | Purpose of credit line | | Currency | Amount as at 31 Dec 2013 €m | Amount as at 31 Dec 2012 €m |
|---|---|---|---|---|---|
| Deutsche Börse AG | working capital[1] | – interday | € | 605.0 | 605.0 |
| Eurex Clearing AG | settlement | – interday | € | 670.0 | 670.0 |
| | settlement | – intraday | € | 700.0 | 700.0 |
| | settlement | – interday | CHF | 200.0 | 200.0 |
| Clearstream Banking S.A. | working capital[1] | – interday | € | 750.0 | 750.0 |

1) €400.0 million of Deutsche Börse AG's working capital credit lines is a sub-credit line of Clearstream Banking S.A.'s €750 million working capital credit line.

Clearstream Banking S.A. has a bank guarantee (letter of credit) in favour of Euroclear Bank S.A./N.V. issued by an international consortium to secure daily deliveries of securities between Euroclear Bank S.A./N.V. and Clearstream Banking S.A.. This guarantee amounted to US$2.80 billion as at 31 December 2013 (2012: US$2.75 billion). Euroclear Bank S.A./N.V. has also issued a guarantee in favour of Clearstream Banking S.A. amounting to US$2.3 billion (2012: US$2.1 billion).

Furthermore, Eurex Clearing AG holds a credit facility of US$2.1 billion (2012: US$2.1 billion) granted by Euroclear Bank S.A./N.V. in order to increase the settlement efficiency.

A commercial paper programme offers Deutsche Börse AG an opportunity for flexible, short-term financing, involving a total facility of €2.5 billion in various currencies. As at year-end, commercial paper with a nominal value of €100.0 million has been issued (2012: nil).

Clearstream Banking S.A. also has a commercial paper programme with a programme limit of €1.0 billion, which is used to provide additional short-term liquidity. As at 31 December 2013, commercial paper with a nominal value of €194.1 million had been issued (2012: €208.4 million).

The rating agencies Fitch and Standard & Poor's confirmed the existing credit ratings of the Group companies in the course of the financial year. The negative outlook, added to Deutsche Börse AG's rating in December 2012 by S&P, has been kept. On 1 February 2013, Fitch Ratings added a negative outlook to Clearstream Banking S.A.'s AA rating that has been removed in November 2013. For further details on the rating of Deutsche Börse Group, see the ⊡ "Financial position" section in the combined management report.

As at 31 December 2013, Deutsche Börse AG was one of only two DAX-listed companies that had been given an AA rating by Standard & Poor's.

As at 31 December 2013, Deutsche Börse AG's commercial paper programme was awarded the best possible short-term rating of A–1+.

## 37. Financial liabilities and other risks

For the coming financial years, the Group's expenses in connection with long-term contracts relating to maintenance contracts and other contracts (without rental and lease agreements, see ⊡ note 38) are presented in the following:

Breakdown of future financial obligations

| | 31 Dec 2013<br>€m | 31 Dec 2012<br>€m |
|---|---|---|
| Up to 1 year | 51.7 | 49.9 |
| 1 to 5 years | 74.8 | 63.4 |
| More than 5 years | 13.2 | 9.5 |
| Total | 139.7 | 122.8 |

**Other litigation and liability risks**

Contingent liabilities may result from present obligations and from possible obligations from events in the past. Deutsche Börse Group recognises provisions for the possible incurrence of losses only if there is a present obligation from an event in the past which is likely to cause an outflow of resources and if it is possible to reliably estimate the amount of such obligation (see also ⊡ note 3). In order to determine for which proceedings the possibility of incurring a loss is more than unlikely as well as how the possible loss is estimated, Deutsche Börse Group takes into account a multitude of factors, including the nature of the claim and the facts on which it is based, the jurisdiction and course of the individual proceedings, the experience of Deutsche Börse Group, prior settlement talks (as far as have already taken place) as well as reports and evaluations of legal advisors. However, it is possible that a reliable estimate for a given proceedings could not be determined before the release of the consolidated financial statements, and that – as a result – no provisions are recognised.

**Eurex Clearing AG vs. Lehman Brothers Bankhaus AG**
On 26 November 2012, the insolvency administrator of Lehman Brothers Bankhaus AG (LBB AG), Dr Michael C. Frege, brought an action against Eurex Clearing AG before the Frankfurt/Main Regional Court. On the basis of German insolvency law, Dr Frege is demanding from Eurex Clearing AG the repayment of €113.5 million and payment of another amount of around €1.0 million plus interest of 5 percentage points above the base rate accrued on the total amount since 13 November 2008. Eurex Clearing AG considers the claim unfounded and is defending itself against the insolvency administrator's action.

LBB AG had made payments in the amount of €113.5 million to Eurex Clearing AG in the morning of 15 September 2008. LBB AG was thereby effecting collateral payments (intraday margin payments) of Lehman Brothers International (Europe) (LBIE) from the underlying clearing relationship to Eurex Clearing AG by acting as correspondence bank for the former clearing member LBIE. On 15 September 2008, administration proceedings were opened in the United Kingdom with respect to LBIE, and Bundesagentur für Finanzdienstleistungsaufsicht (BaFin, German Federal Financial Supervisory Authority) issued a moratorium with regard to LBB AG in the course of 15 September 2008. On 13 November 2008, insolvency proceedings were opened with regards to LBB AG.

**Clearstream Banking S. A. – settlement with OFAC**
The U.S. Treasury Department Office of Foreign Assets Control (OFAC) was investigating certain securities transfers in 2008 within Clearstream's settlement systems regarding US Iran sanctions regulations. These transfers implemented the decision taken by Clearstream in 2007 to close its Iranian customers' accounts. OFAC had been informed of the closing of the accounts in advance. On 9 January 2013, Deutsche Börse AG reported in an ad-hoc announcement that, following OFAC's proposal, Clearstream decided to enter into settlement talks with OFAC. In recent months, Clearstream has held substantive discussions with OFAC. On 23 January 2014, the matter was resolved through a settlement and payment of US$ 151.9 million. This settlement with OFAC does not constitute a final determination that a violation has occurred.

**Peterson vs. Clearstream Banking S.A., Citibank NA et al. and Heiser vs. Clearstream Banking S.A.**
In its corporate report 2012, Deutsche Börse Group informed about proceedings initiated by various plaintiffs seeking turnover of certain customer positions held in Clearstream Banking S.A.'s (Clearstream) securities omnibus account with its US depository bank, Citibank NA, and asserting direct claims against Clearstream for damages of US$250 million for purported wrongful conveyance of some of these positions.

In July 2013, the US court ordered turnover to plaintiffs, holding that the customer positions were owned by Bank Markazi. The decision did not address the direct claims against Clearstream. Bank Markazi and Clearstream appealed the turnover order.

The responsible bodies of Deutsche Börse AG and Clearstream approved the terms of a settlement agreement with the plaintiffs in this case on 9 September 2013. Pursuant to the settlement agreement, the direct claims against Clearstream were to be dismissed and ratifying plaintiffs agreed not to sue Clearstream for damages arising from specified acts that occurred prior to the effective date of the agreement.

In return, Clearstream agreed to withdraw its appeal from the turnover order. On 8 November 2013, the US trial court dismissed the direct claims against Clearstream and the settlement became effective. On 13 November 2013, the US appellate court accepted the withdrawal of Clearstream's appeal of the district court's turnover order in light of the settlement with plaintiffs. Bank Markazi's appeal continues without Clearstream's involvement.

If this turnover is ultimately affirmed by the US appeals court and the assets turned over, a related case, Heiser vs. Clearstream Banking S. A., also seeking turnover of the same assets, will be dismissed.

On 30 December 2013 US plaintiffs filed under seal a complaint targetingcertain assets of approximately US$ 1.6 billion claimed to be held for Bank Markazi, the Iranian Central Bank, by Clearstream in Luxembourg. The plaintiffs are judgement creditors of Iran and seek the turnover of these customer assets to satisfy their judgement.

**CBOE vs. ISE**

On 12 November 2012, the Chicago Board Options Exchange (CBOE) filed a patent infringement law suit against the International Securities Exchange (ISE) (the "CBOE Litigation"). In the CBOE Litigation, CBOE alleges US$525 million in damages for infringement of three patents, which relate to systems and methods for limiting market-maker risk. ISE believes that CBOE's damages claim lacks merit because it is unsupported by the facts and the law. ISE intends to vigorously defend itself in this lawsuit. Upon ISE's motion, the case was recently transferred to the competent courts of New York City. In Q4/2013, ISE filed a number of petitions in the U.S. Patent and Trademark Office (USPTO) seeking to invalidate the CBOE patents. As a result of the filing of those petitions, in December 2013, upon ISEs motion, CBOE's lawsuit was stayed (frozen) by the court, pending the outcome of the petitions filed in the USPTO to invalidate the patents.

In November 2006, ISE itself filed a patent infringement lawsuit against CBOE (the "ISE Litigation"). In the ISE Litigation, as of December 2012, ISE alleged US$475 million in damages for infringement of ISE's patent which relates to systems and methods for operating an automated exchange. The ISE Litigation was scheduled for trial in March 2013. However, in the course of the pre-trial motions, some of the decisions of the trial judge establishing ISE's burden of proof to succeed in trial, were extremely adverse to ISE. As a result, ISE believed that it could not prove its case of infringement, and therefore determined to move straight to an appeal of those rulings and forego a trial. On 12 April, ISE filed an appeal of the rulings with the Federal Circuit Court of Appeals. On 1 July 2013, ISE filed its brief on appeal. Oral argument was held on 9 January 2014, and a decision on the appeal will likely issue in H1/2014.

In addition to the matters described above and in prior disclosures, Deutsche Börse Group is from time to time involved in various legal proceedings that arise in the ordinary course of its business. Deutsche Börse Group recognises provisions for litigation and regulatory matters when it has a present obligation from an event in the past, an outflow of resources with economic benefit to settle the obligation is probable and it is possible to reliably estimate the amount. In such cases, there may be an exposure to loss in excess of the amounts accrued. When these conditions are not met, Deutsche Börse Group does not recognise a provision. As a litigation or regulatory matter develops, Deutsche Börse Group evaluates on an ongoing basis whether the requirements to recognise a provision are met. Deutsche Börse Group may not be able to predict what the eventual loss or range of loss related to such matters will be. Deutsche Börse Group does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements as a whole.

### Tax risks

Due to its business activities in various countries, Deutsche Börse Group is exposed to tax risks. A process has been developed to recognise and evaluate these risks, which – in the first place – are recognised depending on the probability they will arise. In a second step, these risks are measured on the basis of their expected value. In case it is more probable than not that the risks will arise, a tax provision is recognised. Deutsche Börse Group continuously reviews if the preconditions for the recognition of corresponding tax provisions are met.

## 38. Leases

### Finance leases

There were no minimum lease payments from finance leases for Deutsche Börse Group neither as at 31 December 2013 nor as at 31 December 2012.

### Operating leases (as lessee)

Deutsche Börse Group has entered into leases to be classified as operating leases due to their economic substance, meaning that the leased asset is allocated to the lessor. These leases relate mainly to buildings, IT hardware and software.

Minimum lease payments from operating leases

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Up to 1 year[1] | 61.0 | 68.8 |
| 1 to 5 years[1] | 160.0 | 176.6 |
| More than 5 years[1] | 225.3 | 151.0 |
| **Total** | **446.3** | **396.4** |

1) The expected payments in US dollars were translated into euros applying the closing rate of 31 December 2013.

In the year under review, €65.5 million (2012: €72.1 million) of minimum lease payments was recognised as an expense. No expenses were incurred for subleases or contingent rentals in the year under review.

Operating leases for buildings, some of which are subleased, have a maximum remaining term of 12 years. The lease contracts usually terminate automatically when the lease expires. The Group has options to extend some leases.

Rental income expected from sublease contracts

| | 31 Dec 2013 €m | 31 Dec 2012 €m |
|---|---|---|
| Up to 1 year | 1.3 | 1.0 |
| 1 to 5 years | 0.3 | 1.0 |
| **Total** | **1.6** | **2.0** |

## 39. Share-based payment

### Stock Bonus Plan (SBP) and Stock Plan

In the year under review, the company established an additional tranche of the SBP. In order to participate in the SBP, a beneficiary must have earned a bonus. The number of stock options for senior executives is determined by the amount of the individual and performance-based SBP bonus for the financial year, divided by the average share price (Xetra closing price) of Deutsche Börse AG's shares in the fourth quarter of the financial year in question. Neither the converted SBP bonus nor the stock options will be paid at the time the bonus is determined. Rather, the entitlement is generally received two or three years after having been granted (so-called "waiting period"). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). Once they have met the condition of service, the beneficiaries' claims resulting from the SBP are calculated on the first trading day following the last day of the waiting period. The current market price at that date (closing auction price of Deutsche Börse share in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares.

Since 1 January 2010, a different method has been applied to calculate the number of stock options for Executive Board members which is described below.

To calculate the number of stock options for Executive Board members under the 2010 SBP tranche and all subsequent tranches, the Supervisory Board defines the 100 per cent stock bonus target in euros for each Executive Board member at the beginning of each financial year. Based on the 100 per cent stock bonus target defined by the Supervisory Board at the beginning of each financial year, the corresponding number of virtual shares for each Executive Board member is calculated by dividing the stock bonus target by the average share price (Xetra closing price) of Deutsche Börse AG's shares in the two calendar months preceding the month in which the Supervisory Board adopts the resolution on the stock bonus target. Any right to payment of a stock bonus vests only after a performance period of three years. The year in which the 100 per cent stock bonus target is defined is taken to be the first performance year.

The calculation of the subsequent payout amount of the stock bonus for the Executive Board depends on the development of two performance factors during the performance period: firstly, on the relative performance of the total shareholder return (TSR) on Deutsche Börse AG's shares compared with the total shareholder return of the STOXX Europe 600 Financials Index as the peer group, and secondly, on the performance of Deutsche Börse AG's share price. This is multiplied by the number of virtual shares at the end of the performance period to determine the stock bonus. The share price used to calculate the cash payment claims of Executive Board members from the stock bonus is calculated as the average price of Deutsche Börse AG's shares (Xetra closing price) in the two full calendar months preceding the end of the performance period.

On 20 April 2009, the Luxembourgian Commission de Surveillance du Secteur Financier (CSSF) published a circular on remuneration policies in the banking sector that addresses key aspects of remuneration practices for sustainable corporate governance and support their implementation in banking institutions' day-to-day operations. According to this circular, every banking institution is required to introduce a remuneration policy that is in harmony with its business strategy and corporate goals and values as well as the long-term interests of the financial enterprise, its customers and investors, and which minimises the institution's risk position. Clearstream companies in Luxembourg have therefore revised their remuneration system for executive boards in line with the circular, and introduced a so-called stock plan. The exercise process for this stock plan stipulates the allocation of a stock bonus at the end of each financial year, which will be paid in three tranches of equal size with maturities of one, two or three years after the grant date. Claims under the stock plan have to be cash-settled if the performance targets already agreed in the year in which the targets were specified are met, irrespective of any condition of service.

The number of stock options under the stock plan is determined by the amount of the individual, performance-based bonus established for each Executive Board member, divided by the average market price (Xetra closing price) for Deutsche Börse AG shares in the fourth quarter of the financial year in question. As the contracts require the stock bonus to be exercised gradually, it is divided into three separate tranches, which are measured according to their respective residual term using the corresponding parameters of the Stock Bonus Plan for senior executives.

In April 2012, Eurex Frankfurt AG introduced a special remuneration component for its Executive Board members in the form of a separate SBP tranche with a term of 21 months. This tranche matured in December 2013 and is cash-settled in January at a price of €59.77.

A new SBP programme was launched in April 2013 for members of the Executive Board of Eurex Clearing AG. This programme has a three-year waiting period from the grant date. This SBP tranche is measured using the same parameters as the Share Bonus Plan for senior executives.

For the stock bonus of senior executives under the 2011 to 2013 tranches, Deutsche Börse AG has an option whether to settle a beneficiary's claim in cash or shares. The company proposed to settle the 2011 tranche claims due in 2014 in cash. A cash settlement obligation exists for claims relating to the stock bonus of the Executive Board since the 2010 tranche and the stock plan for the executive board members of the Clearstream companies since the 2011 tranche.

In accordance with IFRS 2, the company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the stock options.

Valuation parameters for SBP shares

| | | Tranche 2013[1] | Tranche 2012[1] | Tranche 2011[1] |
|---|---|---|---|---|
| Term | | 31 Jan 2015 – 31 Jan 2017 | 31 Jan 2014 – 31 Jan 2016 | 31 Jan 2014 – 31 Jan 2015 |
| Risk-free interest rate | % | 0.13 –0.44 | 0.11 –0.24 | 0.11 –0.13 |
| Volatility of Deutsche Börse AG shares | % | 20.28 –28.33 | 20.28 –23.87 | 20.28 –22.81 |
| Dividend yield | % | 3.49 | 3.49 | 3.49 |
| Exercise price | € | 0 | 0 | 0 |

1) The SBP 2011, 2012, and 2013 tranches also include SBP options of the Stock Plan for the executive board members of the Luxembourgian companies and SBP options for the Executive Board of Eurex Frankfurt AG and Eurex Clearing AG. These options are evaluated using different parameters.

The valuation model does not take into account exercise hurdles. The volatilities applied correspond to the market volatilities of comparable options with comparable maturities.

Valuation of SBP shares

| | Balance as at 31 Dec 2013[1] Number | Deutsche Börse AG share price as at 31 Dec 2013 € | Intrinsic value/ option[2] € | Fair value/ option[2] € | Settlement obligation €m | Current provision as at 31 Dec 2013 €m | Non-current provision as at 31 Dec 2013 €m |
|---|---|---|---|---|---|---|---|
| Tranche 2011 | 176,355 | 60.20 | 60.20 | 57.99 –60.20 | 10.6 | 9.9 | 0.3 |
| Tranche 2012 | 141,677 | 60.20 | 60.20 | 56.04 –60.02 | 8.2 | 0.3 | 5.0 |
| Tranche 2013 | 158,794[3] | 60.20 | 60.20 | 54.15 –57.99 | 8.9 | 0 | 2.7 |
| **Total** | **476,826** | | | | **27.7** | **10.2** | **8.0** |

1) As at 31 December 2013 the SBP shares of the executive board of Eurex Frankfurt AG were exercisable.
2) As at the balance sheet date
3) As the grant date for the 2013 tranche for senior executives is not until financial year 2014, the number indicated for the balance sheet date may change subsequently.

The stock options from the 2010 SBP were exercised in the year under review following expiration of the vesting period. The average exercise price for the 2010 tranche following expiration of the vesting period was €47.89. Shares of the SBP tranches 2011, 2012 and 2013 were paid to former employees as part of severance payments in the reporting year. The average exercise price amounted to €49.24 for the 2011 tranche, €47.93 for the 2012 tranche and €47.69 for the 2013 tranche. The average price for forfeited stock options amounted to €52.59 for the 2010 tranche, €49.30 for the 2011 tranche and €33.20 for the 2012 tranche.

The amount of provisions for the SBP results from the measurement of the number of SBP shares with the fair value of the closing auction price of Deutsche Börse shares in electronic trading at the Frankfurt Stock Exchange as at the balance sheet date and its proportionate recognition over the vesting period.

Provisions amounting to €18.2 million were recognised as at the balance sheet date of 31 December 2013 (31 December 2012: €15.0 million). Thereof, €8.0 million are non-current (2012: €6.7 million). Of the total provisions of €18.2 million, €7.3 million were attributable to members of the Executive Board (2012: €5.9 million). The total cost of the SBP shares in the year under review was €13.2 million (2012: €8.7 million). Of that amount, an expense of €6.1 million was attributable to members of the Executive Board active at the balance sheet date (2012: €3.7 million). For the number of SBP shares granted to members of the Executive Board, please also refer to the ⊟ remuneration report.

Change in number of SBP shares allocated

| | Balance as at 31 Dec 2012 | Additions Tranche 2010 | Additions Tranche 2011 | Additions Tranche 2012 | Additions Tranche 2013 | Fully settled cash options | Options forfeited | Balance as at 31 Dec 2013 |
|---|---|---|---|---|---|---|---|---|
| To the Executive Board | 205,721 | 1,071[1] | 5,751[1] | 6,931[1] | 73,771 | 92,358 | 0 | 200,887 |
| To other senior executives | 280,079 | 1,999 | 2,290 | 39,009 | 87,272 | 115,098 | 19,612 | 275,939 |
| **Total** | **485,800** | **3,070** | **8,041** | **45,940** | **161,043[2]** | **207,456** | **19,612** | **476,826** |

1) This relates to an increase in the number of SBP shares caused by an increase in the TSR compared to the 100 per cent value at the time the tranche was issued.
2) As the grant date for the 2013 tranche for senior excecutives is not until financial year 2014, the number indicated as at the balanace sheet date may change subsequently.

### Group Share Plan (GSP)

Employees of Deutsche Börse Group who are not members of the Executive Board or senior executives have the opportunity to subscribe for shares of Deutsche Börse AG at a discount of 30 or 40 per cent to the issue price under the Group Share Plan (GSP). This discount is based on the employee's length of service. Under the 2013 GSP tranche, eligible employees were able to buy up to 100 shares of the company. The purchased shares must be held for at least two years.

In the year under review, an expense totalling €1.3 million (2012: €0.6 million) was recognised in staff costs for the Group Share Plan.

## 40. Executive bodies

The members of the company's executive bodies are listed in the ⊟ "Executive Board" chapters and "Supervisory Board" of this corporate report.

## 41. Corporate governance

On 9 December 2013, the Executive and Supervisory Boards issued the latest version of the declaration of conformity in accordance with section 161 of the Aktiengesetz (AktG, the German Stock Corporation Act) and made it permanently available to shareholders on the company's website (see also ⊡ chapter corporate governance declaration of this corporate report).

## 42. Related party disclosures

Related parties as defined by IAS 24 are members of the executive bodies of Deutsche Börse AG and the companies classified as associates of Deutsche Börse AG and other investors, and companies that are controlled or significantly influenced by members of the executive bodies.

The remuneration of the individual members of the Executive and Supervisory Boards is presented in the ⊡ remuneration report. The remuneration report is a component of the combined management report.

### Executive Board

In 2013, the fixed and variable remuneration of the members of the Executive Board, including non-cash benefits, amounted to a total of €13.3 million (2012: €14.3 million).

In 2013, no expenses for non-recurring termination benefits for Executive Board members (2012: nil) were recognised in the consolidated income statement.

The actuarial present value of the pension obligations to Executive Board members was €25.7 million at 31 December 2013 (2012: €31.7 million). Expenses of €2.6 million (2012: €1.4 million) were recognised as additions to pension provisions.

### Former members of the Executive Board or their surviving dependents

The remuneration paid to former members of the Executive Board or their surviving dependents amounted to €1.9 million in 2013 (2012: €1.6 million). The actuarial present value of the pension obligations was €54.0 million at 31 December 2013 (2012: €41.5 million).

### Supervisory Board

The aggregate remuneration paid to members of the Supervisory Board in financial year 2013 was €2.2 million (2012: €2.1 million).

## Other material transactions with related parties

The two following tables show the other material transactions with companies classified as related parties. All transactions were effected on an arm's length basis.

### Material transactions with associates

| | Amount of the transactions | | Outstanding balances | |
|---|---|---|---|---|
| | 2013 €m | 2012 €m | 31 Dec 2013 €m | 31 Dec 2012 €m |
| Loans from Börse Frankfurt Zertifikate Holding S.A. (until 12 Dec 2013 Scoach Holding S.A.) to Deutsche Börse AG as part of cash pooling[1] | 0 | 0 | n.a. | –13.1 |
| Loans from Börse Frankfurt Zertifikate AG (until 1 Nov 2013 Scoach Europa AG) to Deutsche Börse AG as part of cash pooling[1] | 0 | 0 | n.a. | –0.1 |
| Services of Deutsche Börse AG for Börse Frankfurt Zertifikate AG (until 1 Nov 2013 Scoach Europa AG)[1] | 2.5 | 6.0 | n.a. | 0.4 |
| Loans from Deutsche Börse AG to Indexium AG[2] | 0.2 | 0.2 | 0 | 0 |
| Loans from Deutsche Börse AG to Digital Vega FX Ltd. | 0 | 0 | 0.3 | 0.1 |
| Operation of trading and clearing software by Deutsche Börse AG for European Energy Exchange AG and affiliates | 9.7 | 9.7 | 2.4 | 0.7 |
| IT services and provision of infrastructure by International Securities Exchange, LLC for Direct Edge Holdings, LLC[3] | 0.5 | 0.8 | 0 | 0.6 |
| Development and operation of the Link Up Converter system by Clearstream Services S.A. for Link-Up Capital Markets, S.L.[4] | 1.2 | 1.6 | 0.1 | 0.2 |
| Material transactions within the framework of gold under custody between Clearstream Banking AG and Deutsche Börse Commodities GmbH | –4.0 | –5.1 | –0.3 | –0.4 |
| Calculation services, provision of software solutions for indices and benchmark and operation of necessary software for Deutsche Börse AG by Indexium AG | –2.7[5] | –1.2 | –0.4[5] | –2.5 |
| Calculation services, provision of software solutions for indices and benchmark and operation of necessary software for STOXX Ltd. by Indexium AG | –4.3[6] | –1.4 | –0.9[6] | –1.6 |
| Operation and development of Xontro by Deutsche Börse AG for BrainTrade Gesellschaft für Börsensysteme mbH[7] | 1.9 | 2.4 | 0.4 | 0 |
| Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG[7] | –1.7 | 2.4 | 0 | 0 |
| Other transactions with associates | – | – | 0 | –0.1 |

1) Börse Frankfurt Zertifikate AG and Börse Frankfurt Zertifikate Holding S.A. have been included in full in Deutsche Börse AG's consolidated financial statements since 1 July 2013.
2) Outstanding balance after impairment losses of €5.5 million on the loan granted to Indexium AG by Deutsche Börse AG
3) Direct Edge Holdings, LLC has been classified as an associate since the restoration of significant influence on 9 February 2012.
4) Shares in Link-Up Capital Markets, S.L. were sold effective 5 December 2013
5) Thereof provisions for development costs amounting to €0.4 million
6) Thereof provisions for development costs amounting to €0.4 million
7) Associate since 1 July 2013; since then, the company, with which a business relationship already existed in financial year 2012, has not been included under other related parties.

Material transactions with other related parties

| | Amount of the transactions | | Outstanding balances | |
|---|---|---|---|---|
| | 2013<br>€m | 2012<br>€m | 31 Dec 2013<br>€m | 31 Dec 2012<br>€m |
| Office and administrative services by SIX Group AG for STOXX Ltd.[1] | n.a. | 2.2 | n.a. | n.a. |
| Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG[1] | n.a. | –2.3 | n.a. | n.a. |
| Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG[1] | n.a. | –2.0 | n.a. | n.a. |

1) On 30 April 2012, SIX Group AG sold its remaining shares in Eurex Zürich AG to Deutsche Börse AG. Since then, SIX Group AG and its affiliates have not been considered as related parties within the meaning of IAS 24.

**Transactions with key management personnel**

Key management personnel are persons who directly or indirectly have authority and responsibility for planning, directing and controlling the activities of Deutsche Börse Group. The Group defines the members of the Executive Board and the Supervisory Board as key management personnel for the purposes of IAS 24.

As part of its normal business activities, Deutsche Börse AG maintains in the year under review relations with certain entities whose key management personnel are, at the same time, members of Deutsche Börse AG's Supervisory Board. Deutsche Börse AG had entered into agreements to source advisory services with Mayer Brown LLP, Washington, Richard Berliand Limited, Ashtead, Surrey, and Cohesive Flexible Technologies Corporation, Chicago. Significant elements of these contracts included strategies relating to Deutsche Börse AG's competitive positioning on the market as well as advisory services in connection with major strategic projects. The contracts with Richard Berliand Limited, Cohesive Flexible Technologies Corporation, and Mayer Brown LLP expired effective 30 June 2013, 3 September 2013, and 31 August 2013 respectively. Deutsche Börse Group made total payments of €0.3 million to the above-mentioned companies for advisory services in the financial year ended 31 December 2013 (2012: €1.1 million, including payments to Deutsche Bank AG, which is no longer classified as a related party in accordance with IAS 24 since the retirement of its former executive board member Hermann-Josef Lamberti from Deutsche Börse AG's Supervisory Board effective 16 May 2012).

In financial year 2013, the employee representatives on Deutsche Börse AG's Supervisory Board received salaries (excluding Supervisory Board remuneration) amounting to €0.7 million (2012: €0.7 million). The total consists of the respective total gross amounts for those employee representatives who drew salaries from Deutsche Börse AG in the year under review.

## 43. Shareholders

Section 160 (1) no. 8 of the Aktiengesetz (AktG, German Stock Corporation Act) requires disclosure of the existence of long-term investments that have been notified to the entity in accordance with section 21 (1) or section 21 (1a) of the Wertpapierhandelsgesetz (WpHG, German Securities Trading Act). The following table provides an overview of the disclosable investments as at 4 March 2014 that had been notified to the company. The information was taken in all cases from the most recent notifications provided by disclosers to the company. All notifications provided by the company concerning disclosure of investments in the year under review and thereafter until 4 March 2014 are accessible on www.deutsche-boerse.com/ir_news. Please note that the information with regard to the percentages and voting rights held under these long-term investments may no longer be up-to-date.

The company received the following notifications pursuant to section 21 of the WpHG:

| Discloser | Domicile and country in which the domicile or place of residence of the discloser is located | Date investment reached, exceeded or fell below threshold | Over-/understepping (+/–) |
|---|---|---|---|
| Deutsche Börse AG | Frankfurt/Main, Germany | 17 Feb 2012 | + |
| BlackRock Advisors Holdings, Inc. | New York, USA | 1 Dec 2009 | + |
| BlackRock Financial Management, Inc. | New York, USA | 14 Apr 2011 | + |
| Black Rock Group Limited | London, United Kingdom | 7 Dec 2012 | + |
| BlackRock Holdco 2, Inc. | Delaware, USA | 14 Apr 2011 | + |
| BlackRock, Inc. | New York, USA | 12 Apr 2011 | + |
| BlackRock International Holdings, Inc. | New York, USA | 2 Aug 2012 | + |
| BR Jersey International Holdings, L.P. | St. Helier, Jersey, Channel Islands | 8 Feb 2012 | + |
| Capital Research and Management Company | Los Angeles, USA | 30 Jul 2013 | + |
| Commerzbank Aktiengesellschaft | Frankfurt/Main, Germany | 23 May 2013 | - |
| Credit Suisse AG | Zurich, Switzerland | 23 May 2012 | - |
| Credit Suisse Group AG | Zurich, Switzerland | 23 May 2012 | - |
| Credit Suisse Investment Holdings UK | London, United Kingdom | 23 May 2012 | - |
| Credit Suisse Investments UK | London, United Kingdom | 23 May 2012 | - |
| Credit Suisse Securities (Europe) Limited | London, United Kingdom | 23 May 2012 | - |

| | Reporting threshold | Attribution in accordance with sections 22, 25 and 25a of the WpHG | Investment (%) | Investment (voting rights) |
|---|---|---|---|---|
| | 3.00% | n.a. | 4.94% | 9,533,068 |
| | 3.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 3.35% | 6,526,163 |
| | 5.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 5.04% | 9,821,174 |
| | 3.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 3.00% | 5,790,525 |
| | 5.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 5.04% | 9,821,174 |
| | 5.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 5.01% | 9,773,982 |
| | 3.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 3.58% | 6,981,055 |
| | 3.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG | 3.58% | 6,981,055 |
| | 3.00% | section 22 (1) sentence 1 no. 6 of the WpHG | 3.02% | 5,833,924 |
| | 5.00% | | 0.67% | 1,289,167 |
| | | sections 21, 22 of the WpHG | 0.03% | 50,367 |
| | | section 25a of the WpHG | 0.64% | 1,238,800 |
| | 5.00% | | 1.34% | 2,587,486 |
| | | sections 21, 22 of the WpHG | 1.28% | 2,476,223 |
| | | section 25 of the WpHG | 0.04% | 71,843 |
| | | section 25a of the WpHG | 0.02% | 39,420 |
| | 5.00% | | 1.34% | 2,587,486 |
| | | sections 21, 22 of the WpHG | 1.28% | 2,476,223 |
| | | section 25 of the WpHG | 0.04% | 71,843 |
| | | section 25a of the WpHG | 0.02% | 39,420 |
| | 5.00% | sections 21, 22 of the WpHG | 1.28% | 2,471,378 |
| | 5.00% | sections 21, 22 of the WpHG | 1.28% | 2,471,378 |
| | 5.00% | sections 21, 22 of the WpHG | 1.28% | 2,471,378 |

| Discloser | Domicile and country in which the domicile or place of residence of the discloser is located | Date investment reached, exceeded or fell below threshold | Over- /understepping (+/–) | |
|---|---|---|---|---|
| DekaBank Deutsche Girozentrale | Frankfurt/Main, Germany | 21 May 2013 | - | |
| Franklin Mutual Advisers, LLC | Wilmington, USA | 19 Dec 2013 | - | |
| Invesco Limited | Hamilton, Bermuda | 3 June 2013 | + | |
| H M Treasury | London, United Kingdom | 17 May 2013 | - | |
| Morgan Stanley | Wilmington, USA | 21 May 2013 | - | |
| Morgan Stanley International Holdings Inc | Wilmington, USA | 21 May 2013 | - | |
| Morgan Stanley International Limited | London, United Kingdom | 21 May 2013 | - | |
| Morgan Stanley Group Europe | London, United Kingdom | 21 May 2013 | - | |
| Morgan Stanley UK Group | London, United Kingdom | 21 May 2013 | - | |
| Morgan Stanley & Co International Plc | London, United Kingdom | 21 May 2013 | - | |
| The Royal Bank of Scotland plc | Edinburgh, United Kingdom | 17 May 2013 | - | |
| The Royal Bank of Scotland Group plc | Edinburgh, United Kingdom | 17 May 2013 | - | |
| The Capital Group Companies | Los Angeles, USA | 30 July 2013 | + | |
| UBS AG | Zurich, Switzerland | 21 May 2013 | - | |
| Warburg Invest Kapitalanlagegesellschaft | Hamburg, Germany | 21 May 2012 | - | |

| | Reporting threshold | Attribution in acc. with sections 22, 25 and 25a of the WpHG | Investment (%) | Investment (voting rights) |
|---|---|---|---|---|
| | 5.00% | sections 21 (1) of the WpHG | 0.00% | 0 |
| | 3.00% | sections 22 (1) sentence 1 no. 6 of the WpHG | 2.90% | 5,598,961 |
| | 3.00% | sections 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG | 3.08% | 5,952,862 |
| | 3.00% | sections 22 (1) sentence 1 no. 1 of the WpHG | 2.34% | 4,513,257 |
| | 5.00% | | 4.11% | 7,926,928 |
| | | sections 21, 22 of the WpHG | 0.23% | 448,039 |
| | | section 25 of the WpHG | 0.25% | 489,195 |
| | | section 25a of the WpHG | 3.62% | 6,989,694 |
| | 5.00% | | 4.01% | 7,734,733 |
| | | sections 21, 22 of the WpHG | 0.21% | 403,568 |
| | | section 25 of the WpHG | 0.18% | 341,471 |
| | | section 25a of the WpHG | 3.62% | 6,989,694 |
| | 5.00% | | 3.70% | 7,138,902 |
| | | sections 21, 22 of the WpHG | 0.21% | 403,568 |
| | | section 25a of the WpHG | 3.49% | 6,735,334 |
| | 5.00% | | 3.70% | 7,138,902 |
| | | sections 21, 22 of the WpHG | 0.21% | 403,568 |
| | | section 25a of the WpHG | 3.49% | 6,735,334 |
| | 5.00% | | 3.70% | 7,138,902 |
| | | sections 21, 22 of the WpHG | 0.21% | 403,568 |
| | | section 25a of the WpHG | 3.49% | 6,735,334 |
| | 5.00% | | 3.70% | 7,138,902 |
| | | sections 21, 22 of the WpHG | 0.21% | 403,568 |
| | | section 25a of the WpHG | 3.49% | 6,735,334 |
| | 3.00% | section 21 (1) of the WpHG | 2.34% | 4,513,257 |
| | 3.00% | section 22 (1) sentence 1 no. 1 of the WpHG | 2.34% | 4,513,257 |
| | 3.00% | section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 and sentence 3 of the WpHG | 3.12% | 6,026,923 |
| | 5.00% | | 3.73% | 7,197,301 |
| | | sections 21, 22 of the WpHG | 1.34% | 2,579,961 |
| | | section 25 of the WpHG | 1.82% | 3,518,462 |
| | | section 25a of the WpHG | 0.57% | 1,098,878 |
| | 3.00% | sections 21, 22 of the WpHG | 1.61% | 3,108,037 |

## 44. Employees

Employees

| | 2013 | 2012 |
|---|---|---|
| Average number of employees during the year | 3,751 | 3,654 |
| Employed as at the balance sheet date | 3,811 | 3,704 |
| | | |
| Employees (average annual FTEs) | 3,515 | 3,416 |

Of the average number of employees during the year, 19 (2012: 19) were classified as Managing Directors (excluding Executive Board members), 354 (2012: 355) as senior executives and 3,378 (2012: 3,280) as employees. Since 2013, the members of the Executive Boards of Eurex Clearing AG and of the Clearstream subgroup have been classified as Managing Directors. The figures for 2012 have been adjusted accordingly.

There was an average of 3,515 full-time equivalent (FTE) employees during the year (2012: 3,416). Please refer also to the "Employees" section in the combined management report.

## 45. Events after the balance sheet date

There have been no material events after the balance sheet date.

## 46. Date of approval for publication

Deutsche Börse AG's Executive Board approved the consolidated financial statements for submission to the Supervisory Board on 5 March 2014. The Supervisory Board is responsible for examining the consolidated financial statements and stating whether it endorses them.

# Responsibility statement by the Executive Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the combined management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, 5 March 2014
Deutsche Börse AG


Reto Francioni


Andreas Preuss


Gregor Pottmeyer


Hauke Stars


Jeffrey Tessler

# Auditor's report

We have audited the consolidated financial statements prepared by Deutsche Börse Aktiengesellschaft, Frankfurt/Main, comprising the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements, together with the combined management report for the business year from 1 January to 31 December 2013. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, 5 March 2014

KPMG AG
Wirtschaftsprüfungsgesellschaft

| Braun | Dielehner |
|---|---|
| Wirtschaftsprüfer | Wirtschaftsprüfer |
| (German Public Auditor) | (German Public Auditor) |

**Eurex Global Derivatives AG, Zurich**

# Report of the Statutory Auditor on the Limited Statutory Examination to the General Meeting of Shareholders

Financial Statements 2013

KPMG AG
*Zurich, 26 March 2014*
Ref. HAN/SCC



**KPMG AG**
**Audit**
Badenerstrasse 172
CH-8004 Zurich

P.O. Box 1872
CH-8026 Zurich

Telephone +41 58 249 31 31
Fax +41 58 249 44 06
Internet www.kpmg.ch

Report of the Statutory Auditor on the Limited Statutory Examination to the General Meeting of Shareholders of

**Eurex Global Derivatives Ltd, Zurich**

---

As statutory auditors, we have examined the financial statements (balance sheet, income statement and notes) of Eurex Global Derivatives Ltd for the year ended 31 December 2013.

These financial statements are the responsibility of the board of directors. Our responsibility is to perform a limited statutory examination on these financial statements. We confirm that we meet the licensing and independence requirements as stipulated by Swiss law.

We conducted our examination in accordance with the Swiss Standard on the Limited Statutory Examination. This standard requires that we plan and perform a limited statutory examination to identify material misstatements in the financial statements. A limited statutory examination consists primarily of inquiries of company personnel and analytical procedures as well as detailed tests of company documents as considered necessary in the circumstances. However, the testing of operational processes and the internal control system, as well as inquiries and further testing procedures to detect fraud or other legal violations, are not within the scope of this examination.

Based on our limited statutory examination, nothing has come to our attention that causes us to believe that the financial statements do not comply with Swiss law and the company's articles of incorporation.

KPMG AG

Andreas Herbst
*Licensed Audit Expert*
*Auditor in Charge*

Carla Scoca
*Licensed Audit Expert*

Zurich, 26 March 2014

*Enclosure:*
- Financial statements (balance sheet, income statement and notes)

# Enclosure 1

| **Balance sheet as at** | Note | **31.12.2013** | **31.12.2012** |
|---|---|---|---|
| ASSETS | | CHF thousand | CHF thousand |
| **Current assets** | | | |
| Cash | 1 | 2,365 | 349 |
| Receivables | 2 | 145,119 | 78,200 |
| Prepayment and accrued income | 3 | 25 | 0 |
| | | 147,509 | 78,549 |
| **Non-current assets** | | | |
| Participations | 4 | 28,566 | 28,566 |
| Loans & certificates of participation (loans) | 5 | 185,667 | 175,863 |
| | | 214,233 | 204,429 |
| TOTAL ASSETS | | 361,742 | 282,978 |
| LIABILITIES AND EQUITY | | | |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Other liabilities | 6 | 8,513 | 3 |
| Accrued expenses and deferred income | 7 | 176 | 11 |
| Total current liabilities | | 8,689 | 14 |
| **Non-current liabilities** | | | |
| Provisions | 8 | 1,131 | 508 |
| Deferred translation gains | 9 | 174 | - |
| Total non-current liabilities | | 1,305 | 508 |
| Total liabilities | | 9,994 | 522 |
| **Equity** | | | |
| Share capital | | 100 | 100 |
| Legal reserves | | | |
| - General legal reserve | 10 | 490,755 | 490,755 |
| Unappropriated surplus | | | |
| - Loss carried forward | | -208,399 | 0 |
| - Net profit for the year | | 69,292 | -208,399 |
| | | 351,748 | 282,456 |
| TOTAL LIABILITIES AND EQUITY | | 361,742 | 282,978 |

# Enclosure 2

| **Income statement** | Note | **2013** | **2012** |
|---|---|---|---|
| | | CHF thousand | CHF thousand |
| **Net revenues** | 11 | 128,455 | 130,259 |
| Staff costs | 12 | -145 | -26 |
| Other operating expenses | 13 | -58,742 | -51,935 |
| **Operating results** | | 69,568 | 78,298 |
| Financial expense | 5, 14 | -981 | -286,833 |
| Financial income | 15 | 1,947 | 628 |
| **Earnings before taxes** | | 70,534 | -207,907 |
| Taxes | 16 | -1,242 | -492 |
| **Net profit for the year** | | 69,292 | -208,399 |

# Enclosure 3/1

## Notes to the financial statements

### 1 Purpose of the Company

The purpose of the company is to maintain and manage interests in companies with activities related to stock exchanges, financial infrastructure and financial services both domestically and internationally; the company can also maintain interests in companies which operate their business on the company's own behalf.

The company can set up branches or subsidiaries both domestically and abroad and maintain an interest in other companies both domestically and abroad, as well as operate any business which is indirectly or directly related to the company purpose.

The company can acquire, mortgage, sell or administrate property domestically or abroad. It may enter into financing arrangements on its own behalf and that of others, as well as become a party to guarantees, sureties and similar legal transactions, specifically indemnifications for the parent company or other companies associated with the Group or third parties.

It may hold an interest in Group financing arrangements, for which purpose it may extend or receive loans on behalf of the parent company or other companies associated with the Group.

### 2 Share capital

The share capital, consisting of 100 restricted registered shares of CHF 1,000 each, is fully paid in and amounts to CHF 100 thousand.

Eurex Global Derivatives AG is 100% owned by Deutsche Börse AG, Frankfurt.

Eurex Global Derivatives AG was established on 12 December 2011. The share purchase agreement between Deutsche Börse AG, SIX Group AG and SIX Swiss Exchange AG governing the sale of the Swiss derivatives business, including shares of Eurex Zurich AG, was concluded on 7 June 2011 and modified on 7 November 2011. This share purchase agreement was completed on 30 April 2012, effective retroactively as of 1 January 2012.

The transfer of assets and contractual relationships related to the Swiss derivatives business of Eurex Zurich AG (with the exception of the Swiss franc repo market and the OTC spot market) took place in the period from January 2012 and April 2012 between SIX Swiss Exchange and Eurex Global Derivatives AG by means of singular succession.

### 3 CO 663b para. 12 Risk Assessment

Eurex Global Derivatives AG is an integral part of the Eurex Group. The risk assessment was conducted within the framework of the Group-wide risk management processes established by Deutsche Börse AG. Eurex Global Derivatives AG also relies on the risk management processes of its parent, Deutsche Börse AG. For that reason, a separate risk assessment on the part of the Board of Directors of Eurex Global Derivatives AG was waived.

# Enclosure 3/2

## Notes to the financial statements

### Accounting policies

As a general rule, the historical cost principle has been adopted for the financial statements. This is based on the principle of individual valuation of assets and liabilities. Notes on any deviations from this principle are provided on the relevant balance sheet items.

#### *Other cash and bank balances*

Other cash and bank balances include balances with banks payable within no more than 90 days. These are valued at their nominal values.

#### *Participations and certificates of participation (loans)*

Participations and certificates of participation (loans) are stated at their acquisition price less accumulated amortisation.

#### *Loans*

Loans in forgein currency (EUR) are translated at the closing rate.

#### *Receivables*

Receivables are stated at their nominal value.

#### *Provisions*

Provisions are formed as required for operational reasons.

#### *Deferred translation gains*

Income statement and balance sheet are expressed in Swiss Franks (local currency). The main part of the business activities are processed in EURO. Translation adjustments resulting from the conversion to local currency are shown in terms of the recognition of loss principle, whereby translation gains are considered to be unrealised and are disclosed as deferred translation gains under the long-term liabilities. Translation losses are disclosed as FX translation losses in the income statement.

#### *Taxes*

Tax provisions are reserved on a full accrual method basis.

# Enclosure 3/3

| **Notes to the financial statements** | **31.12.2013** | **31.12.2012** |
|---|---|---|
| | CHF thousand | CHF thousand |

**4 Notes to the individual balance sheet and income statement items**

***1 Cash***

| | | |
|---|---|---|
| Bank accounts | 2,365 | 349 |
| ***Total*** | **2,365** | **349** |

***2 Receivables***

| | | |
|---|---|---|
| Eurex fees (Eurex Clearing AG) | 9,844 | 12,991 |
| Eurex fees (Eurex Frankfurt AG) | 1,030 | 786 |
| Eurex fees (Eurex Zurich AG) | 223 | 123 |
| Trade receivables for affiliated companies | 1,918 | 7,014 |
| Short-term loans from affiliates | 120,464 | 45,761 |
| Other receivables | 2 | - |
| Tax receivables | 11,638 | 11,525 |
| **Total** | **145,119** | **78,200** |

***3 Prepayment and accrued income***

| | | |
|---|---|---|
| Prepayment for subsequent year | 25 | - |
| **Total** | **25** | **-** |

***4 Participations***

| | | |
|---|---|---|
| Participation - Eurex Zurich AG, Zurich | 28,566 | 28,566 |
| **Total** | **28,566** | **28,566** |

# Enclosure 3/4

| Notes to the financial statements | 31.12.2013 | 31.12.2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| *5 Loans & certificates of participation (loans)* | | |
| B-series certificates of participation - Eurex Frankfurt AG | 175,863 | 175,863 |
| Long-term loans against affiliates | 9,804 | - |
| **Total** | **185,667** | **175,863** |

Shares of Eurex Zurich AG and the B-series certificates of participation from Eurex Frankfurt AG were included in the share purchase agreement dated 7 June 2011 between SIX Swiss Exchange AG and Eurex Global Derivatives AG (see also 2 Share Capital).

The share capital of Eurex Zurich AG is held in equal shares of 50% each by Eurex Global Derivatives AG, Zurich, and Deutsche Börse AG, Frankfurt. The share capital amounts to CHF 10 million and is fully paid in.

The certificates of deposit issued by Eurex Frankfurt AG have a total nominal value of USD 2,600,000,000.00 and are divided into 260,000 participation rights, each with a nominal value of USD 10,000.00, each having equal rights. Of these, there are 221,000 A-series participation rights and 39,000 B-series. Series A is owned by Deutsche Börse AG, while series B was transferred from SIX Swiss Exchange AG to Eurex Global Derivatives AG. These participation rights may only be transferred to companies affiliated with participation certificate holders. The participation rights have an indefinite term.

The B-series certificates of participation from Eurex Frankfurt AG, Frankfurt, were posted by SIX Swiss Exchange AG at a carrying amount of CHF 462,189,000.00. Due to the likelihood of permanent impairment, they were written down to a value of CHF 175,862,901.87 in 2012. This impairment is due to the fact that the certificates were part of losses sustained by Eurex Frankfurt AG.

Eurex Global Derivatives AG grants the Eurex Zurich AG with the contractual agreement from 23th of April 2013 a loan which amounts to EUR 19,500,000.00 and used in one or several tranches. The loan is appropriated to the refinancing of the financing of further shares of the European Energy Exchange AG, Leipzig. The loan has to be repaid by 31th of October 2017.

# Enclosure 3/5

| Notes to the financial statements | 31.12.2013 | 31.12.2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| ***6 Other liabilities*** | | |
| Trade payables for affiliated companies | 8,134 | 3 |
| Creditors | - | 0 |
| Tax liablilites | 379 | - |
| **Total** | **8,513** | **3** |
| ***7 Accrued expenses and deferred income*** | | |
| Salary accruals | 3 | 3 |
| Other accrued expenses and deferred income | 173 | 8 |
| thereof outstanding invoices | 8 | 8 |
| thereof outstanding credit note from the trust | 165 | - |
| **Total** | **176** | **11** |
| ***8 Provisions*** | | |
| Taxes | 1,098 | 492 |
| Provisions for bonuses | 11 | 10 |
| Provisions for outstanding leave | 22 | 6 |
| **Total** | **1,131** | **508** |
| ***9 Deferred translation gains*** | | |
| Deferred translation gains | 174 | - |
| **Total** | **174** | - |

In 2013 the deferred translation gains amount to 174 CHF thousand (previous year 0 CHF thousand).

| ***10 Legal reserves*** | | |
|---|---|---|
| General legal reseves | 490,755 | 490,755 |
| **Total** | **490,755** | **490,755** |

Legal reserves are generated by the transfer of the participation held by Eurex Zurich AG, Zurich, and the B-series certificates of participation held by Eurex Frankfurt AG, Frankfurt, as per the terms of the share purchase agreement dated 7 June 2011. In 2012 the legal reserves were accounted for capital reserves. Before the deposit was separated the accounting as capital reserves was unaccepted by the tax regulations of Switzerland. Therefore in 2013 they were renamed in "General legal reserves".

# Enclosure 3/6

| Notes to the financial statements | 2013 | 2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| *11 Net revenues* | | |
| Income from transaction fees | 112,569 | 116,240 |
| thereof from Eurex Clearing AG | 111,742 | 115,962 |
| thereof from Eurex Zurich AG | 827 | 278 |
| Income from communications revenues | 8,207 | 7,687 |
| thereof from Eurex Frankfurt AG | 8,207 | 7,687 |
| Income from sale of data | 5,632 | 4,750 |
| Income from agency agreements | 2,047 | 1,582 |
| **Total** | **128,455** | **130,259** |
| *12 Staff costs* | | |
| Wages and salaries | -105 | -18 |
| Social security expenses | -21 | -2 |
| Other staff costs | -19 | -6 |
| **Total** | **-145** | **-26** |
| *13 Other operating expenses* | | |
| Cost of agency agreements | -44,893 | -38,873 |
| IT operating cost | -12,805 | -11,734 |
| Non-deductible input tax | -1,032 | -1,313 |
| Advisory costs | -7 | -13 |
| Other operating expenses | -5 | -2 |
| **Total** | **-58,742** | **-51,935** |

Agency agreement costs include a variety of expenses that were first posted under other Group companies and then carried at 15% as per the shareholders' agreement.

# Enclosure 3/7

| **Notes to the financial statements** | | **2013** | **2012** |
|---|---|---|---|
| | | CHF thousand | CHF thousand |
| ***14 Financial expense*** | | | |
| Depreciation of capital assets from profit sharing | See 4.5 | - | -286,326 |
| Foreign exchange expense | | -981 | -504 |
| Other capital expense | | - | -3 |
| **Total** | | **-981** | **-286,833** |
| ***15 Financial income*** | | | |
| Foreign exchange income | | 1,600 | 612 |
| Other financial income | | 347 | 16 |
| **Total** | | **1,947** | **628** |
| ***16 Taxes*** | | | |
| Direct federal tax and state and municipal taxes | | -1,242 | -492 |
| **Total** | | **-1,242** | **-492** |

**5 Fire insurance value of property, plant and equipment**

Eurex Global Derivates AG, Zurich, does not own any property, plant or equipment.

**6 Contingent liabilities**

Deutsche Börse AG has issued a guarantee in favour of Eurex Clearing AG according to which Deutsche Börse AG is required to provide Eurex Clearing immediately with such financial means (up to EUR 700,000,000.00) as are needed at any time to fulfil its obligations arising from its clearing activities in those markets explicitly mentioned in the guarantee.
As a company affiliated with Deutsche Börse AG, Eurex Global Derivatives AG has entered into an indemnification agreement for 15% of the risk related to the guarantee mentioned above. This amount is limited to EUR 105,000,000.00 (15% of EUR 700,000,000.00).

For detailed information concerning the not yet fully drawn credit agreement between the Eurex Global Derivatives AG und the Eurex Zurich AG see section 4.5 Loans & certificate of participation.

There are no other matters that are required to be reported under Article 663b of the Code of Obligations.

# Enclosure 4

**Proposal on the appropriation of the unappropriated surplus**

| | **31.12.2013** | **31.12.2012** |
|---|---|---|
| The unappropriated surplus amounts to: | | |
| Carried forward from the previous year | -208,399 | 0 |
| Net profit of the year | 69,292 | -208,399 |
| Accumulated loss to be carried forward | -139,107 | -208,399 |

**Appropriation of profit**
The Board of Directors proposes that the unappropriated loss be carried forward.

**Eurex Zurich Ltd, Zurich**

# Report of the Statutory Auditor on the Financial Statements to the General Meeting

Financial Statements 2013

KPMG AG
*Zurich, 10. April 2014*
Ref. HAN, SCC



**KPMG AG**
**Audit Financial Services**
Badenerstrasse 172
CH-8004 Zurich

P.O. Box 1872
CH-8026 Zurich

Telefone +41 58 249 31 31
Telefax +41 58 249 44 08
Internet www.kpmg.ch

Report of the Statutory Auditor on the Financial Statements to the General Meeting of

**Eurex Zurich Ltd, Zurich**

---

As statutory auditor, we have audited the accompanying financial statements of Eurex Zurich Ltd, which comprise the balance sheet, income statement and notes for the year ended 31 December 2013.

*Board of Directors' Responsibility*
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*
In our opinion, the financial statements for the year ended 31 December 2013 comply with Swiss law and the company's articles of incorporation.





**Report on Other Legal Requirements**

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

| | |
|---|---|
| Andreas Herbst | Carla Scoca |
| *Licensed Audit Expert* | *Licensed Audit Expert* |
| *Auditor in Charge* | |

Zurich, 10. April 2014

*Enclosure:*
- Financial statements (balance sheet, income statement and notes)
- Proposed appropriation of available earnings

## Enclosure 1

| **Balance sheet as at** | Note | **31.12.2013** | **31.12.2012** |
|---|---|---|---|
| ASSETS | | CHF thousand | CHF thousand |
| **Current assets** | | | |
| Cash | 1 | 10,453 | 9,336 |
| Receivables | 2 | 17.805 | 18,072 |
| Accrued income and prepaid expenses | 3 | 1,141 | 1,163 |
| | | 29,399 | 28,571 |
| **Non-current assets** | | | |
| Other assets, furniture and office equipment | | 25 | 26 |
| Participations | 4 | 317,270 | 298,293 |
| | | 317,295 | 298,319 |
| TOTAL ASSETS | | 346,694 | 326,890 |
| LIABILITIES AND EQUITY | | | |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Other liabilities | 5 | 22,966 | 19,180 |
| Current provisions and deferred income | 6 | 761 | 1,137 |
| Total current liabilities | | 23,727 | 20,317 |
| **Non-current liabilities** | | | |
| Non-current financial liabilities | 7 | 9,805 | 0 |
| Provisions | 8 | 2,764 | 1,557 |
| Total non-current liabilities | | 12,569 | 1,557 |
| Total liabilities | | 36,296 | 21,874 |
| **Equity** | | | |
| Share capital | | 10,000 | 10,000 |
| Legal reserves | | | |
| - General legal reserve | | 12,097 | 12,097 |
| - Shareholders contribution reserve | 9 | 217,402 | 217,402 |
| Unappropriated surplus | | | |
| - Profit carried forward | | 65,517 | 60,952 |
| - Net profit for the year | | 5,382 | 4,565 |
| | | 310,398 | 305,016 |
| TOTAL LIABILITIES AND EQUITY | | 346,694 | 326,890 |

## Enclosure 2

| **Income statement** | Note | **2013** | **2012** |
|---|---|---|---|
| | | CHF thousand | CHF thousand |
| **Net revenues** | 10 | 43,055 | 41,400 |
| Staff costs | 11 | -7,864 | -5,878 |
| Other operating expenses | 12 | -34,145 | -34,798 |
| Depreciation on property, plant and equipment | | -15 | -132 |
| **Operating results** | | 1,031 | 592 |
| Dividend income EEX | 13 | 5,319 | 4,863 |
| Financial expense | | -3,429 | -1,384 |
| Financial income | | 3,206 | 937 |
| **Earnings before taxes and items related to previous years** | | 6,127 | 5,008 |
| Income related to previous years | 14 | 0 | 0 |
| Expenses related to previous years | 15 | 0 | 0 |
| **Earnings before taxes** | | 6,127 | 5,008 |
| Taxes | 16 | -745 | -443 |
| **Net profit for the year** | | 5,382 | 4,565 |

**Enclosure 3/1**

## Notes to the financial statements

### 1 Purpose of the Company

The purpose of the Company is to maintain a cross-border operating organisation for an electronic futures market for financial products (e.g. options and futures).

It may provide services in the area of stock-exchange trading, in particular in software development and the processing and provision of financial data.

The Company may establish branches and subsidiaries in Switzerland and abroad and may acquire holdings in, purchase or establish other companies in Switzerland and abroad. The Company may purchase, rent and sell real estate and may acquire and exploit property rights and know-how.

The Company may conduct all commercial, financial and other transactions which are related to the purpose of the Company.

### 2 Share capital

The share capital, consisting of 10,000 restricted registered shares of CHF 1,000 each, is fully paid in and amounts to CHF 10 million. In addition, the Company has issued 5,000 participation certificates with no par value which, in the event that a dividend is declared, are entitled to 14/3 of the amount of the dividend for registered shares.

The share capital of Eurex Zürich AG is held in equal shares of 50% each by Eurex Global Derivatives AG, Zurich, and Deutsche Börse AG, Frankfurt.

The agreement dated 7 June 2011, according to which SIX Swiss Exchange sold its Swiss derivatives business, including its shares in Eurex Zürich AG, to Deutsche Börse AG was completed on 30 April 2012. Since that date, Eurex Zürich AG has been a wholly owned subsidiary of Deutsche Börse AG, with 50% of the shares held indirectly through Eurex Global Derivatives AG, Zurich.

### 3 CO 663b para. 12 Risk Assessment

Eurex Zürich AG is an integral part of the Eurex Group. The risk assessment was conducted within the framework of the Group-wide risk management processes established by Deutsche Börse Group. Eurex Zürich AG also relies on the risk management processes of Deutsche Börse AG. For that reason, a separate risk assessment on the part of the Board of Directors of Eurex Zürich AG was waived.

### Accounting and valuation principles

As a general rule, the historical cost principle has been adopted for the financial statements. This is based on the principle of individual valuation of assets and liabilities. Notes on any deviations from this principle are provided on the relevant balance sheet items.

## Enclosure 3/2

### Notes to the financial statements

***Cash***

Cash includes cash in hand, balances with banks and in postal accounts as well as demand and time deposits payable within no more than 90 days. These are valued at their nominal values.

***Property, plant and equipment***

Property, plant and equipment valued at or above CHF 1,000.00 is depreciated over its standard useful life. Property, plant and equipment valued at up to CHF 1,000.00 is depreciated in full in the year of acquisition.

***Participations***

Participations are stated at their acquisition price less accumulated amortization.

***Receivables***

Receivables are stated at their nominal value.

***Provisions***

Provisions are formed as required for operational reasons.

***Taxes***

Tax provisions are reserved on a full accrual method basis.

**Enclosure 3/3**

| Notes to the financial statements | 31.12.2013 | 31.12.2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| **4 Notes to the individual balance sheet and income statement items** | | |
| ***1 Cash*** | | |
| Bank accounts | 10,453 | 9,336 |
| ***Total*** | **10,453** | **9,336** |
| ***2 Receivables*** | | |
| Eurex charges | 10,874 | 10,761 |
| Tax receivables | 3,467 | 2,381 |
| Trade receivables from affiliated companies | 2,803 | 3,276 |
| Trade receivables from third parties | 557 | 566 |
| Other receivables | 104 | 317 |
| Eurex Frankfurt AG current account | - | 771 |
| **Total** | **17,805** | **18,072** |
| ***3 Accrued income and prepaid expenses*** | | |
| Advance payments for 2014 | 1,141 | 1,163 |
| | **1,141** | **1,163** |
| ***4 Participations*** | | |
| Eurex Frankfurt AG, Frankfurt | 149,918 | 149,918 |
| European Energy Exchange AG, Leipzig | 167,352 | 148,375 |
| **Total** | **317,270** | **298,293** |

Eurex Frankfurt AG, Frankfurt is a wholly owned subsidiary of Eurex Zürich AG. Its share capital is EUR 6 million and is fully paid in.

As of 30 September 2002, European Energy Exchange AG (EEX) merged with the European Energy Exchange in Leipzig. Its share capital is EUR 50.05 million.

On 18 May 2009, Eurex Zürich AG acquired 199,162 shares in European Energy Exchange AG for the price of EUR 1,314,469.20.

On 23 December 2010, Eurex Zürich AG signed an agreement to take over the EEX shares held by Landesbank Baden-Württemberg (LBBW). The agreement provides for the acquisition of an EEX shareholding of up to 22.96% since LBBW is required to offer its shares to other EEX shareholders as well on a pro-rata basis.
On 31 March 2011, a transaction was completed whereby Eurex Zürich AG purchased an additional 20.91% of the shares for EUR 64,928,430.50, thereby increasing its participation in EEX accordingly.

Eurex Zürich AG acquired 2,573,356 EEX shares at a price of EUR 15,382,345.32 in 2013

Eurex Zürich AG holds 62,57% of EEX's share capital as at 31 December 2013.

## Enclosure 3/4

| Notes to the financial statements | 31.12.2013 | 31.12.2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| ***5 Other liabilities*** | | |
| Eurex charges - Eurex Global Derivatives AG | 11,096 | 13,900 |
| Eurex Frankfurt AG current account | 5,265 | - |
| Eurex Clearing AG current account | 2,008 | 2,193 |
| Finnovation S.A. current account | 1,303 | - |
| Eurex charges – Deutsche Börse AG | 1,264 | 696 |
| VAT | 996 | - |
| Creditors | 515 | 287 |
| Eurex Global Derivatives AG current account | 463 | 1,709 |
| Deutsche Börse AG current account | 27 | 81 |
| Miscellaneous | 29 | 314 |
| **Total** | **22,966** | **19,180** |
| ***6 Accrued expenses and deferred income*** | | |
| Salary accruals | 159 | 163 |
| Directors fees accruals | 353 | 320 |
| Other accrued expenses and deferred income | 249 | 654 |
| **Total** | **761** | **1,137** |
| **7 Non-current financial liabilities** | | |
| Loan Eurex Global Derivatives AG | **9,805** | - |

In 2013 Eurex Zürich AG received a loan of EUR 8,000,000.00 from the Eurex Global Derivatives AG. The loan will mature on 31st October 2017.

| ***8 Provisions*** | | |
|---|---|---|
| Provision for restructuring | 1,621 | - |
| Provision for bonuses | 843 | 899 |
| Taxes | 140 | 543 |
| Provisions for outstanding leave | 126 | 92 |
| Provision for stock program | 34 | 23 |
| **Total** | **2,764** | **1,557** |
| ***9 Shareholders contribution reserve (premium)*** | | |
| Shareholders contribution reserve | 217,402 | 217,402 |
| **Total** | **217,402** | **217,402** |

Shareholders contributions at no par value (premiums, subsequent contributions) in 1998 (CHF 14,500 thousand), 2003 (CHF 19,915 thousand), 2004 (CHF 13,983 thousand), 2005 (CHF 50,612 thousand), 2006 (CHF 45,966 thousand) and 2011 (CHF 84,007 thousand).

**Enclosure 3/5**

| Notes to the financial statements | 2013 | 2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| ***10 Net revenues*** | | |
| Income from agency agreements | 43,055 | 41,400 |
| **Total** | **43,055** | **41,400** |
| ***11 Staff costs*** | | |
| Wages and salaries | -5,028 | -4,902 |
| Restructuring expenses | -1,731 | 0 |
| Social security expenses | -992 | -1,029 |
| Other staff costs | -113 | 53 |
| **Total** | **-7,864** | **-5,878** |
| ***12 Other operating expenses*** | | |
| Expenses for services received | -20,396 | -22,424 |
| Cost of agency agreements | -8,847 | -7,033 |
| Other operating expenses | -1,895 | -2,268 |
| Non-deductible input tax | -1,619 | -1,620 |
| Consulting costs | -736 | -752 |
| Board of Directors remuneration | -382 | -334 |
| Communication expenses | -264 | -327 |
| Rent and premises costs | -6 | -40 |
| **Total** | **-34,145** | **-34,798** |

Expenses for services received include various types of expenses which are first booked to all Group companies before being allocated to specific entities according to the distribution ratios set out in the agency agreements.

## Enclosure 3/6

| Notes to the financial statements | 2013 | 2012 |
|---|---|---|
| | CHF thousand | CHF thousand |
| **13 *Dividend income*** | | |
| Dividend income EEX | 5,319 | 4,863 |
| **Total** | **5,319** | **4,863** |
| ***14 Income related to previous years*** | | |
| Refunds related to previous years | - | - |
| **Total** | - | - |
| ***15 Expenses related to previous years*** | | |
| Services received related to previous years | - | - |
| **Total** | - | - |
| ***16 Taxes*** | | |
| Direct federal tax and state and municipal taxes | -745 | -443 |
| **Total** | **-745** | **-443** |

**5 Fire insurance value of property, plant and equipment**

The fire insurance value of Eurex Zürich is CHF 602'800,00

There are no other matters that are required to be reported under Article 663b of the Code of Obligations.

## Enclosure 4

**Proposal on the appropriation of the unappropriated surplus**

| | **31.12.2013** | **31.12.2012** |
|---|---|---|
| The unappropriated surplus amounts to: | | |
| Carried forward from the previous year | 65,517 | 60,952 |
| Net profit/loss for the year | 5,382 | 4,565 |
| Profit to be carried forward | 70,899 | 65,517 |

**Appropriation of profit**
The Board of Directors proposes to the General Meeting of Shareholders that the unappropriated surplus will be carried forward.



TRANSLATION - AUDITOR'S REPORT

# Annual financial statements for the period ended 31 December 2013 and management report

Eurex Frankfurt Aktiengesellschaft
Frankfurt/Main

The English language text below is a translation provided for information purposes only. The original German text shall prevail in the event of any discrepancies between the English translation and the German original. We do not accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

KPMG AG Wirtschaftsprüfungsgesellschaft

# Auditor´s Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of the Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main, for the financial year from January 1 to December 31, 2013. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [„Handelsgesetzbuch": „German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. The management report is consistent with the annual financial statements and, as a whole, provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 3, 2014

KPMG AG
Wirtschaftsprüfungsgesellschaft

Original German version signed by

| Dielehner | Dr. Rönnberg |
| --- | --- |
| German Public Auditor | German Public Auditor |

## Balance sheet as at 31 December 2013
## of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main

| Assets | 31/12/2013 € | 31/12/2012 € thousand |
|---|---|---|
| NON-CURRENT ASSETS | | |
| Intangible Assets | | |
| Licences and similar rights | 286,845.00 | 551 |
| | 286,845.00 | 551 |
| Property, plant and equipment | | |
| Operating and business equipment | 127,662.42 | 190 |
| | 127,662.42 | 190 |
| Finacial assets | | |
| Investments in subsidiaries | 1,431,635,492.27 | 1,321,636 |
| Other loans | 10,860.63 | 11 |
| | 1,431,646,352.90 | 1,321,647 |
| Total non-current assets | 1,432,060,860.32 | 1,322,388 |
| CURRENT ASSETS | | |
| Receivables and other assets | | |
| Trade accounts receivable | 0.00 | 146 |
| Accounts receivable from affiliated companies | 407,990,716.96 | 381,469 |
| Other assets | 6,526,850.77 | 12,838 |
| | 414,517,567.73 | 394,453 |
| Bank balances | 2,360,851.83 | 1,343 |
| Total current assets | 416,878,419.56 | 395,796 |
| PREPAID EXPENSES AND DEFERRED CHARGES | 197,497.32 | 321 |
| ACTIVE DIFFERENCE RESULTING FROM ASSET OFFSETTING | 145,454.89 | 0 |
| Total assets | 1,849,282,232.09 | 1,718,505 |

| Shareholders'equity and liabilities | 31/12/2013 € | 31/12/2012 € thousand |
|---|---|---|
| SHAREHOLDERS' EQUITY | | |
| Subscribed capital | 6,000,000.00 | 6,000 |
| Capital reserve | 7,158,086.34 | 7,158 |
| Profit participation rights | 1,037,762,199.54 | 971,092 |
| Total shareholders' equity | 1,050,920,285.88 | 984,250 |
| PROVISIONS | | |
| Provisions for pensions and similar obligations | 0.00 | 1,704 |
| Provisions for taxes | 25,426,796.91 | 21,980 |
| Other provisions | 18,604,370.78 | 14,310 |
| Total provisions | 44,031,167.69 | 37,994 |
| LIABILITIES | | |
| Trade accounts payable | 1,183,794.01 | 2,067 |
| Accounts payable to affiliated companies | 751,916,754.54 | 692,461 |
| Other liabilities | 1,230,229.97 | 1,733 |
| *thereof for taxes €931,046.51 (previous year €1,601 thousand)* | | |
| Total liabilities | 754,330,778.52 | 696,261 |
| Total shareholders' equity and liabilities | 1,849,282,232.09 | 1,718,505 |

## Income statement
## of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main
## for the period from 1 January to 31 December 2013

| | 2013 | | 2012 | |
|---|---|---|---|---|
| | € | € | € thousand | € thousand |
| Other operating income | | 133,632,243.24 | | 130,801 |
| *thereof from currency translation €410,719.69 (previous year: €49 thousand)* | | | | |
| Personnel expenses | | | | |
| Wages and salaries | -23,850,311.52 | | -23,321 | |
| Social security and expenses for pensions and other employee benefits | -3,765,426.57 | -27,615,738.09 | -3,563 | -26,884 |
| *thereof for pensions €-1,850,898.86 (previous year: €-1,705 thousand)* | | | | |
| Depreciation and amortization | | | | |
| of intangible assets and property, plant and equipment | | -329,824.14 | | -264 |
| Other operating expenses | | -101,810,218.01 | | -102,824 |
| *thereof from currency translation €-675,282.38 (previous year: €-152 thousand)* | | | | |
| Income from profit transfer agreements | | 81,632,027.90 | | 98,246 |
| Income from other non-current securities and loans | | 1,282,370.16 | | 1,042 |
| Other interest and similar income | | 1,917,162.56 | | 2,418 |
| *thereof from affiliated companies €1,549,577.56 (previous year: €2,397 thousand)* | | | | |
| Interest and similar expenses | | -15,300,125.25 | | -13,586 |
| *thereof to affiliated companies €-12,295,790.55 (previous year: €-12,677 thousand)* | | | | |
| *thereof from discounting €-1,235,294.61 (previous year: €-910 thousand)* | | | | |
| Net operating income | | 73,407,898.37 | | 88,949 |
| Taxes on income | | -5,940,047.54 | | -2,660 |
| Other taxes | | -798,108.76 | | 2 |
| Net income for the year | | 66,669,742.07 | | 86,291 |
| Allocations to profit participation rights | | -66,669,742.07 | | -86,291 |
| Unappropriated surplus | | 0.00 | | 0 |

# Notes to the financial statements, financial year 2013

## Accounting policies

The annual report of Eurex Frankfurt AG (hereinafter referred to as "Eurex Frankfurt") for financial year 2013 was prepared in accordance with the provisions of the Handelsgesetzbuch (HGB, German Commercial Code) and the Aktiengesetz (AktG, German Stock Corporation Act).

The total cost accounting method was chosen for the income statement.

The Company is a medium-sized corporation as defined by section 267(2) of the HGB.

Fixed asset line items denominated in foreign currency have been translated into euro amounts using the exchange rates valid on the date of acquisition; in case of permanent impairment, the conversion is at the period-end exchange rate.

Assets and liabilities denominated in foreign currency have been translated using the ECB reference rate or the Bloomberg rates valid at the balance sheet date. If the assets and liabilities denominated in foreign currency have a maturity of one year or less, then HGB sections 253 (1) clause 1 and 252 (1) no. 4 sub-clause 2 were not applied.

Income and expenses in foreign currency were translated on the posting date at the ECB reference rate or the Bloomberg rates.

Purchased intangible assets are carried at cost and amortised using the straight-line method or valued at the lower fair value.

Property, plant and equipment is carried at cost. Depreciable property, plant and equipment is depreciated using the straight-line method over its useful life or valued at its lower fair value. For movable assets, the tax simplification rules regarding the depreciation start date are applied in their valid form on the respective date of acquisition. Low-value fixed assets with acquisition costs up to €410 were written off directly in financial year 2013 in accordance with section 6 (2) of the German Income Tax Act (EstG). In this respect, no use was made of the option granted by section 6 (2a) EStG to create a compound item.

Shares in affiliated companies stated under financial assets as well as other loans are carried at cost or the lower of fair value.

Receivables and other assets are always carried at their nominal amount. All discernible risks are impaired on an item-by-item basis, while latent risks are considered on a portfolio basis.

Provisions for pensions and other similar employee benefits have been recognised using actuarial principles at the amount of the projected benefit obligation on the basis of an interest rate of 4.90

per cent (previous year: 5.06 per cent) along with actuarial tables using the modified "2005 G" mortality tables (generation tables) developed by Dr Klaus Heubeck.

| Actuarial assumptions | | |
|---|---|---|
| | 31.12.2013 | 31.12.2012 |
| | % | % |
| Discount rate | 4.90 | 5.06 |
| Salary growth | 3.50 | 3.50 |
| Pension growth | 2.00 | 2.00 |
| Fluctuation rate (up to age 50, thereafter 0.0 per cent) | 2.00 | 2.00 |

Calculations for the projected benefit obligations arising from the employee-financed deferred compensation plan were made on the basis of an interest rate of 4.90 per cent (previous year: 5.06 per cent) along with actuarial tables using the modified "2005 G" mortality tables developed by Dr Klaus Heubeck.

As per section 246 (2) of the HGB, the amount of pension benefits to be paid as at the balance sheet date was offset against the fair value of the asset that is protected from the claims of creditors and intended exclusively to meet the liabilities arising from pension obligations or other similar long-term obligations to employees (plan assets). The accumulated acquisition costs of this asset are €14,017 thousand (previous year: €13,778 thousand).

The total asset that was offset, which corresponds to a 7.2 per cent share in domestic alternative investment fund as defined by section 1 (10) of the German Capital Investment Legislation (KAGB), had a fair value at the balance sheet date of €15,342 thousand (previous year: €14,060 thousand), which is equivalent to the current value as defined by section 278 in conjunction with section 168 of the KAGB. During the period under review, €128 thousand (previous year: €51 thousand) was withdrawn, which corresponds to the amount of current pension payments, and which was immediately added back to the plan asset.

A separate asset in the amount of €239 thousand (previous year: €2,457 thousand) was added. This asset is protected from any creditor claims and is thus not repayable on demand.

The other provisions have been estimated in consideration of all known risks and unknown liabilities as at the balance sheet date and were estimated at the amount which is required to be paid according to a reasonable commercial assessment. The basis for determining provisions for the Stock Bonus Plan is the price of Deutsche Börse AG shares at the reporting date.

The provisions for anniversary payments and early retirement were measured at the amount to be paid in accordance with actuarial principles, and for early retirees measured at present value. The projected unit credit method was applied as the basis of this assessment. During the period under review, the interest rate of 4.90 per cent (previous year: 5.06 per cent) published by the Bundesbank (German central bank) was adopted. The modified "2005 G" mortality tables developed by Dr Klaus Heubeck were the basis of these projections.

Deferred taxes are calculated in accordance with section 274 HGB on temporary differences between the carrying amounts according to commercial law and their taxable values. Deferred tax liabilities are only reported insofar as they exceed deferred tax assets. In view of the existing single-entity relationship for tax purposes with Eurex Clearing AG, Eurex Repo GmbH and Eurex Services GmbH, temporary differences between the carrying amounts according to commercial law and their taxable values of these companies were accounted for at the level of the controlling company, Eurex Frankfurt. There is currently a uniform corporation tax rate of 15 per cent plus a solidarity charge of 5.5 per cent. Taking trade tax into account, this results in a total tax rate of 25.87 per cent. The calculation of deferred taxes is based on the combined income tax rate of all the companies comprising the single-entity for tax purposes with Eurex Frankfurt, which currently stands at 25.87 per cent.

As at 31 December 2013, the excess of deferred tax assets amounted to €3.7 million. The excess of deferred tax assets is mainly the result of differences in the carrying amounts in the provisions for pensions, their related cover assets and intangible assets.

In accordance with section 274 (1) (2) HGB, the Company refrained from reporting the excess of deferred tax assets. Deferred taxes are calculated on the basis of the tax rates in effect or expected in Germany on the date they are recovered.

There were no carryforwards of tax losses as at the reporting date.

In accordance with section 253 (1) (2) HGB, liabilities are carried at their respective payment amounts.

## Notes to the balance sheet

### Fixed assets

The changes in fixed assets are described in the statement of changes in fixed assets.

## Shares in affiliated companies

As at 31 December 2013, Eurex Frankfurt had shares in affiliated companies as follows:

| Company | Domicile | Equity in € thous. | 2013 net profit/loss in € thous. | Equity interest direct (indirect) |
|---|---|---|---|---|
| Eurex Bonds GmbH | Germany | 8,247 | 732 | 79.44% |
| Eurex Clearing AG | Germany | 249,813 | 1,227[1)] | 100.00% |
| Eurex Clearing Security Trustee GmbH | Germany | 75 | 0 | (100.00%) |
| Eurex Repo GmbH | Germany | 550 | 11,591[1)] | 100.00% |
| Eurex Services GmbH | Germany | 1,182,469 | 69,212[1)] | 100.00% |
| U.S. Exchange Holdings, Inc. | US | US$ -857,494 thous. | US$ -150,371 thous. | 100.00% |
| International Securities Exchange Holdings, Inc. | US | US$ 1,724,709 thous. | US$ 32,691 thous. | (100.00%) |
| International Securities Exchange, LLC | US | US$ 40,528 thous. | US$ 44,429 thous. | (100.00%) |
| ETC Acquisition Corp. | US | US$ 3,785 thous. | US$ 150 thous. | (100.00%) |
| Longitude LLC | US | US$ 3,901 thous. | US$ -44 thous. | (100.00%) |
| Longitude S.A. | Luxembourg | US$ 1,072 thous. | US$ 618 thous. | (100.00%) |
| ISE Gemini, LLC | US | US$ 8,448 thous. | US$ 3,448 thous. | (100.00%) |

[1)] Before profit transfer

## Equity investments

As at 31 December 2013, Eurex Frankfurt held a direct stake of at least 20 per cent in the following companies:

| Company | Domicile | Equity | Net profit/loss 2013 | Equity interest direct (indirect) |
|---|---|---|---|---|
| Direct Edge Holdings, LLC | US | US$ 145,910 thous. | US$ 16,339 thous. | (31.54%) |
| Hanweck Associates, LLC | US | US$ -693 thous. | US$ -793 thous. | (26.44%) |
| The Options Clearing Corporation | US | US$ 600 thous.[1] | US$ 3,563 thous.[1] | (20.00%) |

[1] Figures as at 31 December 2012

## Receivables from affiliated companies

This balance sheet item contains trade receivables of €93,226 thousand (previous year: €9,300 thousand); included in that figure are receivables (after specific and general value adjustments) in the Company's own name for the account of Deutsche Börse AG and Eurex Global Derivatives AG amounting to €50,002 thousand (previous year: €0 thousand), receivables from profit transfer agreements of €81,632 thousand (previous year: €98,246 thousand) and receivables from cash pooling including interest accruals of €233,133 thousand (previous year: €273,923 thousand).

## Equity

Fully paid-in share capital (subscribed capital) amounts to €6,000,000, divided into 6,000,000 no-par value registered shares.

The Company's capital reserves are €7,158 thousand (unchanged versus the previous year).

The certificates of participation issued, which amount to a nominal figure of US$ 2,600 million (previous year: US$ 2,600 million), are divided into 260,000 participation rights, each with a notional value of US$ 10,000.00. They bestow creditors' rights but not shareholders' or membership rights, and in particular do not give holders participation or voting rights at the Annual General Meeting. The certificates of participation qualify as equity, as they are subordinate to the claims of other creditors, payment is dependent on success, they participate in losses up to the full amount and the capital is made available on a longer-term basis. The whole of the net profit for the year in 2013 in the amount of €66,670 thousand (previous year: €86,292 thousand) was allocated to profit-participation capital, which as at 31 December 2013 thus amounted to €1,037,762 thousand (previous year: €971,092 thousand).

As the fair value of the plan assets is higher than their acquisition cost when deferred tax liabilities are taken into account, there is a block on distributions in accordance with section 268 (8) of the HGB in the amount of €980 thousand.

## Provisions for pensions and other employee benefits

| Pension liabilities on the basis of section 246 (2) 2 of the HGB | |
|---|---|
| | € thous. |
| Pension obligations payable | (15,197) |
| Fair value of plan assets | 15,342 |
| Active difference resulting from asset offsetting | 145 |
| **Netting profit and loss** | |
| | € thous. |
| Expenses arising from pension obligations | 234 |
| Net expense stated under personnel expenses | 234 |
| Interest expense arising from pension obligations | 1,178 |
| Reversals of impairments to cover assets | (1,043) |
| Income from cover assets | (239) |
| Net income stated under financial result | 104 |

## Other provisions

Other provisions, amounting to €18,604 thousand, comprised the following:

| | € thous. |
|---|---|
| Interest on taxes | 5,146 |
| Stock bonus programmes | 4,417 |
| Variable remuneration | 2,474 |
| Other personnel provisions | 2,641 |
| Outstanding invoices | 3,483 |
| Miscellaneous provisions | 443 |
| | 18,604 |

## Liabilities

Liabilities are divided into the categories below. Lien rights or similar rights are not included in liabilities.

| Figures in € thousand | Total amount | Thereof: up to 1 year |
|---|---|---|
| Trade payables<br>(previous year) | 1,184<br>(2,068) | 1,184<br>(2,068) |
| Liabilities towards affiliated companies<br>(previous year) | 751,917<br>(692,461) | 751,917<br>(692,461) |
| - of which trade payables<br>(previous year) | 37,867<br>(12,283) | 37,867<br>(12,283) |
| - of which other liabilities<br>(previous year) | 714,050<br>(680,178) | 714,050<br>(680,178) |
| Other liabilities<br>(previous year) | 1,230<br>(1,732) | 1,230<br>(1,732) |
| - of which from taxes<br>(previous year) | 931<br>(1,601) | 931<br>(1,601) |
| Liabilities as part of social security<br>(previous year) | 2<br>(1) | 2<br>(1) |
| Total liabilities<br>(previous year) | 754,333<br>(696,262) | 754,333<br>(193,262) |

Liabilities towards affiliated companies in the amount of €503,000 thousand (previous year: €503,000 thousand) relate to a loan with a term until 31 December 2015. As the loan may be cancelled by the creditor at any time, it is reported in the category 'thereof up to 1 year'.

Furthermore, there are liabilities to affiliated companies from liabilities in the Company's own name for the account of Deutsche Börse AG and Eurex Global Derivatives AG amounting to €50,821 thousand (prior year. €0 thousand).

The corresponding positions on the asset side consist of receivables in in the Company's own name for the account of Deutsche Börse AG and Eurex Global Derivatives AG amounting to €50,450 thousand (prior year. €0 thousand) and the trust deposit amounting T € €371 thousand (prior year. €0 thousand).

## Income statement disclosures

### Sales revenue

The Company did not generate any sales revenue. The connection fees generated by Eurex Frankfurt in the year under review were transferred in full to Deutsche Börse AG and Eurex Zürich AG.

### Other operating income

Other operating income amounted to €133,632 thousand (previous year: €130,801 thousand) and mainly comprises income from management for Deutsche Börse AG (less the portion attributable to Eurex Clearing AG) amounting to €119,922 thousand (previous year: €112,581 thousand) and for Eurex Zürich AG amounting to €1,071 thousand (previous year: €3,259 thousand), income from agency agreements for Deutsche Börse AG (€4,339 thousand; previous year: €6,261 thousand) and for other Group companies (€3,588 thousand; previous year: €3,124 thousand), income from provision of price information for Deutsche Börse AG (€2,468 thousand; previous year: €2,468 thousand), and income from services for the European Energy Exchange, Leipzig (EEX) towards Deutsche Börse AG (€1,356 thousand; previous year: €1,117 thousand).

### Other operating expenses

Other operating expenses amounted to €101,810 thousand (previous year: €102,824 thousand) and mainly comprised costs for pricing and securities services (€26,949 thousand; previous year: €30,020 thousand), costs arising from agency agreements (€26,724 thousand; previous year: €40,089 thousand), licence costs for software and maintenance (commencement of business with Finnovation SA Luxembourg) (€20,338 thousand; previous year: €0 thousand), non-deductible input tax (€12,441 thousand; previous year: €14,583 thousand), general consulting costs (€5,539 thousand; previous year: €9,527 thousand), costs for travel, hospitality and representation (€2,243 thousand; previous year: €1,932 thousand), costs for advertising and marketing (€2,021 thousand; previous year: €3,120 thousand), and expenses relating to currency translation (€675 thousand; previous year: €152 thousand).

### Auditor's fee

In accordance with section 285 (17) of the HGB, disclosures as to the auditor's fee are contained in the notes to the consolidated financial statements of Deutsche Börse AG.

### Other financial obligations

Other financial obligations relate to lease, maintenance and other agreements arising from internal obligations. In financial year 2014, payments to affiliated companies amounting to approximately

€59.38 million (previous year: €35.59 million) will be required for this purpose. There are obligations from agency agreements towards Finnovation S.A. Luxembourg (€20.30 million; previous year: €0 million), Deutsche Börse AG (€13.11 million; previous year: €31.80 million), U.S. Exchange Holdings (€3.87 million; previous year: €4.69 million) and Clearstream Banking AG (€0.10 million; previous year: €0.11 million). In addition, financial obligations exist in association with the use of various index data as product underlyings, for example towards STOXX Ltd. The associated costs depend on the contracts negotiated in the year under review in the respective products; for 2014, costs amounting to around €22.00 million (previous year: €21.1 million) are to be anticipated.

## Other disclosures

### Supervisory Board

The members of the Supervisory Board are:

| | |
|---|---|
| Dr Hugo Bänziger *(Chairman)* | Chairman of the Supervisory Board, Eurex Clearing AG, Frankfurt/Main<br>Chairman of the Board of Directors of Eurex Zürich AG, Zurich,<br>Professor, London School of Economics, London |
| Dr Reto Francioni *(Vice-Chairman)* | Chairman of the Executive Board, Deutsche Börse AG, Frankfurt/Main |
| Richard Berliand | Management Consultant – Managing Director, Richard Berliand Limited, Ashtead |
| Serge Demolière | Member of the Board of Management, Landesbank Berlin AG, Berlin |
| Martin Klaus | Executive Director, Beretta Klaus Consulting GmbH, Bäch |
| Susanne Klöß | Head of Global Deposits & Payments, Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main |
| Gregor Pottmeyer | Member of the Executive Board, Chief Financial Officer, Deutsche Börse AG, Frankfurt/Main |
| Dr. h.c. Petra Roth | Former mayor of Frankfurt/Main, Member of the Advisory Council of Consileon Business Consultancy GmbH, Frankfurt/Main |
| Hauke Stars | Member of the Executive Board, Deutsche Börse AG, Frankfurt/Main (member since 21 March 2013) |

In the year under review, the members of the Supervisory Board received remuneration of €183 thousand.

## Executive Board

The members of the Executive Board are:

| | |
|---|---|
| Andreas Preuss<br>*Chairman* | Chief Executive Officer |
| Jürg Spillmann<br>*Deputy CEO* | Responsible for Information Technology (until 31 March 2013)<br>Responsible for Information Technology& Operations (since 1 April 2013)<br>(member up to and including 31 December 2013) |
| Dr Thomas Book | Responsible for Clearing |
| Brendan Bradley | Responsible for Innovation Management<br>(member since 1 October 2013) |
| Mehtap Dinc | Responsible for Product Research & Development<br>(member since 1 October 2013) |
| Gary Katz | Responsible for US Relations |
| Michael Peters | Responsible for Sales & Marketing |
| Peter Reitz | Responsible for Business Development (until 30 September 2013)<br>Responsible for European Energy Exchange/Repo *(since 1 October 2013)* |

In 2013, the total compensation of members of the Executive Board amounted to €3,259 thousand (previous year: €4,696 thousand). Total compensation includes share-based remuneration in the amount of €935 thousand (previous year: €1,265 thousand). One member of the Executive Board was paid the share-based remuneration in 2013; the other members will receive it in 2014. In the year under review, the corresponding shares were valued at market price on the balance sheet date. The estimated number of shares (13,546) is based for one member of the Executive Board on a Deutsche Börse AG share price of €47.68, which is the average price in the first two calendar months of financial year 2013, and for the remaining members on the price of the Deutsche Börse AG share as at the balance sheet date. Eurex Frankfurt paid €3 thousand in rental deposits for one member of the Executive Board in the previous year.

The compensation of former members of the Executive Board and their surviving dependants amounted to €117 thousand in 2013 (previous year: €41 thousand). A total of €2,606 thousand (previous year: €2,527 thousand) has been reserved for pension obligations to former members of the Executive Board and their surviving dependents.

## Employees

During financial year 2013, the average number of employees was 167.3 (previous year: 171.3). As at 31 December 2013, the number of employees at Eurex Frankfurt (excluding the Executive Board) was 161 (previous year: 172). Of these, 4 (previous year: 5) have a temporary employment contract and 25 (previous year: 20) are part-time employees. There were 3 (previous year: 4) employees away on maternity leave or as recipients of the German parental allowance. There was an average of 154.5 full-time equivalent (FTE) employees during the year (previous year: 150.9).

## Intercompany agreements

As part of the profit transfer agreement concluded between Eurex Frankfurt and Eurex Clearing AG, the latter is obliged to transfer its net income for the year to Eurex Frankfurt, minus any losses carried forward from the previous year and the amount required by section 300 of the AktG to be added to the reserves. At the same time, Eurex Frankfurt is required to make up any losses incurred at Eurex Clearing AG during the year through loss absorption, provided such losses have not already been offset through transfers from other retained earnings added during the term of the agreement.

In addition, profit transfer agreements have been concluded between Eurex Frankfurt and Eurex Repo GmbH and with Eurex Services GmbH. Both companies are obliged to transfer their net profit to Eurex Frankfurt. At the same time, during the term of the agreement, Eurex Frankfurt is obliged to compensate any annual deficit incurred by Eurex Repo GmbH and Eurex Services GmbH through loss absorption.

## Group structure

Eurex Frankfurt is a wholly-owned subsidiary of Eurex Zürich AG. It is incorporated into the consolidated accounts of Deutsche Börse AG, Frankfurt/Main, which may be viewed at the business premises of our Company. These consolidated financial statements exempt the company from the requirement to produce accounts in accordance with the HGB. The consolidated financial statements of Deutsche Börse AG are prepared on the basis of International Financial Reporting Standards (IFRS) standards and published in the electronic German Federal Gazette.

In accordance with section 20 (4) of the AktG, Deutsche Börse AG has notified us that it holds a majority interest in our Company.

Frankfurt/Main, 3 March 2014

Eurex Frankfurt Aktiengesellschaft


Andreas Preuss


Dr. Thomas Book


Brendan Bradley


Mehtap Dinc


Gary Katz


Michael Peters


Peter Reitz

Eurex Frankfurt AG, Frankfurt/Main

Statement of changes in non-current assets as at 31 December 2013

| | Costs | | | | | | Depreciation and amortization | | | | | | | Carrying amounts | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Balance as at 1/1/2013 | Diff. in exchange rate 2013 | Additions 2013 | Disposals 2013 | Reclassification 2013 | Balance as at 12/31/2013 | Balance as at 12/1/2013 | Diff. in exchange rate 2013 | Depreciation 2013 | Write-ups 2013 | Disposals 2013 | Reclassifcation 2013 | Balance as at 12/31/2013 | 12/31/2013 | 12/31/2012 |
| | € | € | € | € | € | € | € | € | € | € | € | € | € | € | € |
| **Intabgible assets** | | | | | | | | | | | | | | | |
| Licenses and similar rights | 1,167,975.74 | 0.00 | 4,802.50 | 19,654.74 | 0.00 | 1,153,123.50 | 617,260.74 | 0.00 | 268,672.50 | 0.00 | 19,654.74 | 0.00 | 866,278.50 | 286,845.00 | 551 |
| | 1,167,975.74 | 0.00 | 4,802.50 | 19,654.74 | 0.00 | 1,153,123.50 | 617,260.74 | 0.00 | 268,672.50 | 0.00 | 19,654.74 | 0.00 | 866,278.50 | 286,845.00 | 551 |
| **Property, plant and equipment** | | | | | | | | | | | | | | | |
| Operating and business equipment | 1,854,105.48 | -727.55 | 31,457.43 | 1,431,032.68 | 0.00 | 453,802.68 | 1,663,623.09 | -9.79 | 61,151.64 | 0.00 | 1,398,624.68 | 0.00 | 326,140.26 | 127,662.42 | 190 |
| | 1,854,105.48 | -727.55 | 31,457.43 | 1,431,032.68 | 0.00 | 453,802.68 | 1,663,623.09 | -9.79 | 61,151.64 | 0.00 | 1,398,624.68 | 0.00 | 326,140.26 | 127,662.42 | 190 |
| **Financial assets** | | | | | | | | | | | | | | | |
| Investments in subsidiaries | 2,020,834,104.27 | 0.00 | 110,000,000.00 | 0.00 | 0.00 | 2,130,834,104.27 | 699,198,612.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 699,198,612.00 | 1,431,635,492.27 | 1,321,635 |
| Other loans | 10,860.63 | 0.00 | 0.00 | 0.00 | 0.00 | 10,860.63 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 10,860.63 | 11 |
| | 2,020,844,964.90 | 0.00 | 110,000,000.00 | 0.00 | 0.00 | 2,130,844,964.90 | 699,198,612.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 699,198,612.00 | 1,431,646,352.90 | 1,321,646 |
| | 2,023,867,046.12 | -727.55 | 110,036,259.93 | 1,450,687.42 | 0.00 | 2,132,451,891.08 | 701,479,495.83 | -9.79 | 329,824.14 | 0.00 | 1,418,279.42 | 0.00 | 700,391,030.76 | 1,432,060,860.32 | 1,322,387 |

# Management report for financial year 2013

## 1. Basic principles and business model

Eurex Frankfurt AG (hereafter: Eurex Frankfurt) is the operator of the Eurex Deutschland exchange, which is a public law entity. Eurex Deutschland is a public law institution that operates a fully electronic trading platform for the conclusion of derivatives transactions, particularly standardised derivatives such as options and futures. The orders and quotes entered into the T7 trading system are automatically processed and matched. Transactions that take place via this trading platform are transactions on the Eurex Deutschland exchange and, provided both exchange participants conducting such a transaction are also admitted for trading on the Eurex Zürich AG exchange, transactions at Eurex Zürich AG. For every derivatives transaction concluded through the trading system used by Eurex Deutschland and Eurex Zürich AG, Eurex Clearing AG becomes a contractual partner for the clearing and settlement of the transactions. In addition, Eurex Frankfurt holds participations in Eurex Repo GmbH, Frankfurt/Main, Eurex Bonds GmbH, Frankfurt/Main, Eurex Clearing AG, Frankfurt/Main, in US Exchange Holdings Inc., Chicago and indirectly in International Securities Exchange Inc., New York.

Eurex Frankfurt's business is the operation of exchanges, including electronic exchanges for derivatives transactions (particularly options and financial futures) and securities exchanges, in accordance with statutory regulations; the planning, development and execution of electronic data processing, in particular in the exchange, clearing and securities business of credit institutions, including its settlement, and the collection, processing and sale of information related to securities and/or derivatives; the provision of support services for companies in the exchange, clearing and securities business, in particular by performing central services in all areas of activity for the companies concerned. In addition, the Company provides support services for market participants involved with the exchange, clearing and derivatives business, in particular through the provision of services across the entire value chain in the trading, clearing and settlement of derivatives products as well as bonds and repo transactions.

Derivatives markets offer financial market instruments for trading purposes. These derivatives are used in particular to hedge future market / price risk in financial and other markets, such as of raw materials or energy. They to significantly increase business planning certainty and thus foster growth and jobs in the real economy.

The management of highly efficient liquidity pools with first-class market integrity and efficiency, combined with a global portfolio of products and services, makes Eurex Frankfurt a preferred global marketplace provider for derivatives. Eurex Frankfurt has an ongoing dialogue with participants in the financial markets and the regulatory authorities in order to adapt the type and scope of its product and service offering to constantly changing requirements. For the success of its business model is the combination of four factors of central importance:

Distribution

The Eurex derivatives market provides trading participants with access to its product and service offering via a global trading network. In order to expand its global distribution network, Eurex Frankfurt will continue to extend its possibilities for direct connection to the trading network, particularly in Asia.

Products and services

Eurex's product portfolio was expanded again in 2013 by the addition of around 150 products. In terms of product development, Eurex intends to steadily enhance its existing portfolio in line with market requirements. For instance, the product classes for European equity, dividend, index and commodity derivatives will be further complemented with issues on new underlyings. The diversification that commenced in 2011 in the interest-rate-derivatives product portfolio to other government bonds from Italy and France was continued in a similar manner in index derivatives. Contracts on regional indices for developed markets and country indices of emerging markets were added, with Eurex Frankfurt also focusing increasingly on product collaborations with other derivatives exchanges around the world. The Company currently has business relationships with Korea Exchange (KRX), Taiwan Futures Exchange (TAIFEX), Tel Aviv Stock Exchange (TASE), Wiener Börse AG (WBAG) and Bombay Stock Exchange (BSE), involving product collaborations that have already been realised as well as initiatives still being planned.

Technology

Eurex Frankfurt launched a new trading platform, called T7, for the International Securities Exchange (ISE, 2011) and Eurex-Exchanges (2012). The new derivatives market system was completely developed internally based on the global trading architecture of the companies of Deutsche Börse Group. Moreover, T7 was adapted to the BSE derivatives market and successfully launched there in November 2013. The new trading infrastructure is based on an extremely flexible operating system, an integrated, high-performance messaging architecture, a high-speed communication interface and reliable database systems. This will considerably reduce the time needed to introduce new products and functionality. By converting to the new trading platform, Eurex Frankfurt was able to offer a sector-leading solution to market participants.

Clearing

Another strategic initiative of Eurex Frankfurt is to expand the risk and trade management business of the subsidiaries Eurex Clearing AG. In order for Eurex Clearing AG to be able to expand in the future the market position of one of the leading clearing houses, its effective risk management system will be extended and improved. For instance, the services and functionality implemented in the past, such as Client Asset Protection, the Individual Clearing Model, the portfolio-based risk calculation Prisma, the management of collaterals, default protection instruments and EurexOTC Clear, will each be continually enhanced and phased.

Branches

Eurex Frankfurt has had a registered branch office in Singapore since 14 January 2011 to expand and strengthen its business in the Asia-Pacific region. Besides the marketing of Eurex Frankfurt products and services, the main responsibilities of the former representative office (since July 2009) include, in particular, supporting existing customer relationships as well as expanding collaboration projects and connecting new exchange participants from Asia-Pacific, the Middle East and other emerging markets.

# 2. Report on the economy

## 2.1. Macroeconomic and sector-specific conditions

The global economic environment has improved noticeably over the past year, with the uncertainties caused by the financial crisis and the euro debt crisis fading. Europe in particular, but also several emerging markets, still have structural challenges to overcome. The necessary adjustment processes will continue to hamper economic performance, meaning that for the time being, the global economy will remain less dynamic than before the crisis. The euro zone has made progress in overcoming the financial and economic crisis; the state of its economy and finances has improved and the recession in the euro zone has been overcome. Substantial progress has been made in reducing government deficits and regaining competitiveness. At the same time, the situation on the labour markets in many countries continues to be tense and carries risks for the longer-term growth prospects.

The sector-specific market environment was significantly impacted by the low interest rate policies of central banks, the high sovereign debt of some European countries and higher equity prices and indices amid lower market volatility. Indications of this when compared with the previous year include, for example, the reduction in the benchmark interest rate of the European Central Bank (ECB) to 0.25 per cent, the increase in the so-called debt ratio in the euro zone (average public debt in relation to gross domestic product) to more than 90 per cent, a 17 per cent rise in market capitalisation around the world, and an approximately 20 per cent fall in volatility as measured by volatility indices such as the VIX, VSTOXX and VDAX. The rather positive economic signals on equity markets with regard to confidence in the real economy and the liquidity made available by the low interest rate policies were transformed into investments in derivatives to only a limited extent. The emerging macroeconomic recovery was boosted in many places by very expansive monetary policy, but given the high levels of debt that remain in some countries and their banks, the rebound is not yet self-sustaining. In particular, the need for regulatory reform was the main focus of attention for institutional customers, making them more cautious as a result. Trading in financial market derivatives declined or stagnated on most derivatives markets in the euro zone.

## 2.2. Business development

In 2013, Eurex Frankfurt generated a net profit of €66.6 million, a decline of €19.3 million compared with 2012. The decrease is primarily attributable to lower income from profit transfer agreements. Earnings before tax and income from profit transfer agreements totalled €–8.6 million (previous year: €–10.2 million), which is in line with the prior-year forecast.

The following will now provide details on the development of the trading and clearing volumes of Eurex Frankfurt. Due to the existing agreements and the transfer of sales revenues to Deutsche Börse AG and via Eurex Zürich AG ultimately to Eurex Global Derivatives AG, these volumes do not have a direct impact on the results of operations, financial position and net assets of Eurex Frankfurt.

Against the backdrop of lower investments and trading in European equity and index derivatives, Eurex Frankfurt's business volume was lower in 2013 and therefore weaker than forecast in 2012.

Overall, 2,191.2 million contracts were traded in 2013 on the derivatives markets of Deutsche Börse Group (Eurex and International Securities Exchange Holdings, Inc. (hereafter "ISE")), a decline of 4 per cent versus the previous year (previous year: 2,292.0 million). This represents an average daily volume of around 8.8 million contracts (previous year: 9.0 million). At 1,552.4 million contracts, Eurex trading volumes in European futures and options were 6 per cent lower year-on-year (previous year: 1,660.2 million). The US options traded on the ISE increased by 1 per cent to 638.8 million contracts (previous year: 631.8 million).

European equity index derivatives remained the product group with the highest trading volumes. Compared with the previous year, trading with these derivatives decreased by 16 per cent to 649.7 million (previous year: 770.4 million). The reasons for this sharp decline on the previous year include lower volatility and ongoing caution among investors due to uncertainty about the future of the economy in the euro zone. By far the most heavily traded products remained contracts on the EURO STOXX 50® index (268.5 million futures and 225.1 million options).

In the equity derivatives product group (single stock options and futures), 384.6 million contracts were traded in the period under review (previous year: 413.1 million), a decline of 7 per cent.

Trading volumes in the interest-derivatives product group increased by 8 per cent in 2013 to 509.6 million contracts (previous year: 470.4 million). This growth is due, in part, to the expectations of market participants in the first several months of the reporting year regarding the interest rate policies of central banks around the world. This expectation was confirmed on 8 May 2013 when the European Central Bank lowered the interest rate for the main refinancing operations of the Eurosystem by 25 basis points to 0.5 per cent. In addition, alternatives to German government bonds, such as futures on Italian government bonds and the futures introduced in 2012 on French government bonds, remained successful.

Market participants on the ISE traded 638.8 million contracts in US options in the reporting period (previous year: 631.8 million). In a market environment that remains highly competitive, ISE stabilised its market share in US equity options at 17.0 per cent (previous year: 17.0 per cent). In August 2013, ISE successfully launched ISE Gemini, its second market place for US options, offering investors more flexible executions and price models. Since its launch in 2013, 32.1 million contracts have been traded via ISE Gemini.

Eurex Repo, the market place for the collateralised money market in Swiss francs and euros as well as for the GC Pooling® offering, reached an average outstanding volume of €222.7 billion in 2013 (previous year: €234.7 billion, both single-counted). Volumes in the euro market rose to €36.5 billion (previous year: €36.1 billion, both single-counted). In contrast, the Swiss franc market suffered under the interest rate policy measures of the Swiss National Bank (SNB) to devalue the franc as well as the SNB's suspension of own-money-market issues (SNB bills). It posted a decline of 39 per cent to €32.3 billion (previous year: €53.2 billion). GC Pooling®, the collateralised money market that Eurex Repo operates jointly with Eurex Clearing AG and Clearstream Banking AG, continued to perform well. Its average outstanding volume rose in 2013 by 6 per cent, reaching the a new record of €153.8 billion (previous year: €145.4 billion, both single-counted).

Eurex Frankfurt AG and Eurex Bonds GmbH, together with institutional market participants, operate the international electronic trading platform for interbank trading of bonds. In 2013 its trading volume declined by 3 per cent to €116.6 billion on a single-counted basis (previous year: €119.7 billion).

## 2.3. Results of operations, financial position and net assets

### 2.3.1. Results of operations

The company does not report sales revenues. The connection fees earned by Eurex Frankfurt in 2013 were fully transferred to Deutsche Börse AG, and those generated by Eurex Zürich AG were transferred to Eurex Global Derivatives AG.

Other operating income totalled €133,632 thousand (previous year: €130,801 thousand), which is an increase of 2.1 per cent on the previous year. The increase in 2013 resulted primarily from higher payments (cost plus) to Eurex Frankfurt based on the provisions of the management agreement and the shareholder agreement between Deutsche Börse AG and Eurex Global Derivatives AG.

Other operating expenses amount to €101,810 thousand (previous year: €102,824 thousand). The slight decline in 2013 is primarily the result of lower costs of agency agreements with Deutsche Börse AG at €26,724 thousand (previous year: €40,089 thousand) and for the procurement of price data and index licenses totalling €20,811 thousand (previous year: €23,882 thousand), as well as due to the decrease in general consulting costs of €5,539 thousand (previous year: €9,527 thousand) and non-deductible input tax of €12,441 thousand (previous year: €14,583 thousand). The decline in these expense categories was offset by higher license and maintenance fees for the T7 trading system in the amount of €20,338 thousand (previous year: €0 thousand), which must be paid to Finnovation S.A. since 2013.

Income from profit transfer agreements fell to €81,632 thousand (previous year: €98,246 thousand). The reason for this decline is the net profit of Eurex Services GmbH in the amount of €69,212 thousand (previous year: €86,754 thousand), which generated lower dividend income compared with the previous year.

As the profit-participation capital participated in the losses of Eurex Frankfurt in previous years, the reported net profit of €66,670 thousand in the period under review was applied to the profit-participation capital. Thereafter, as of 31 December 2013 the Company's unappropriated surplus is zero.

### 2.3.2. Financial position

Eurex Frankfurt's equity totals €1,050,920 thousand (previous year: €984,250 thousand) and is comprised of the subscribed capital in the amount of €6,000 thousand (previous year: €6,000 thousand), the capital reserves of €7,158 thousand (previous year: €7,158 thousand) and the profit-participation capital in the amount of €1,037,762 thousand (previous year: €971,092 thousand).

This compares to non-current assets totalling €1,432,061 thousand (previous year: €1,322,388 thousand), most of which is attributable to shares in affiliated companies. The coverage ratio of non-current assets by equity is 73 per cent (previous year: 74 per cent).

Eurex Frankfurt is included in the cash pooling of Deutsche Börse AG.

Eurex Frankfurt's current assets in the reporting period amount to €416,878 thousand (previous year: €395,796 thousand), consisting, among other items, of current account balances at banks totalling €2,361 thousand (previous year: €1,343 thousand) and receivables from cash pooling in the amount of €233,100 thousand (previous year: €273,900 thousand). These assets stand in contrast to liabilities in connection with a loan from Eurex Services GmbH in the amount of €503,000 thousand (previous year: €503,000 thousand) and liabilities from cash pooling totalling €147,100 thousand (previous year: €177,200 thousand).

Cash inflows result from regular payments associated with the current management agreement. In addition, for refinancing purposes the Company has a credit line with Deutsche Börse AG in the amount of €50,000 thousand.

In 2013, cash and cash equivalents (defined as current account balances at banks, receivables from cash pooling minus liabilities from cash pooling) amount to €88,361 thousand (previous year: €98,043 thousand).

In 2013 the Cash flow from operating activities amounting €100,354 thousand (previous year. €73,290 thousand). The rise of €38,306 thousand due to the increase in liabilities to affiliated companies, and it was driven by higher liabilities from trade accounts payable with related parties (€26,168 thousand) and from the higher compared with the previous year amount of interest not paid (€12,138 thousand). In addition, the provisions for a total of €6,037 thousand increased, mainly due to the increase in tax provisions. The net income developed in the opposite direction reducing with an amount of €19,622 thousand.

Working capital (defined as current assets less cash and less current provisions and liabilities) is €-379,900 thousand (previous year. €-335,164 thousand).

The Company's business situation is therefore sound. Eurex Frankfurt was able to fulfil its payment obligations at all times during financial year 2013.

### 2.3.3. Net assets

Eurex Frankfurt's non-current assets total €1,432,061 thousand (previous year: €1,322,388 thousand). They consist primarily of shares in affiliated companies. There is only a limited amount of intangible assets and property, plant and equipment in the Company. This is in particular due to the fact that Deutsche Börse AG and Eurex Global Derivatives AG have supplied the necessary software to operate the derivatives market to Eurex Frankfurt on a free-of-charge basis, and Eurex Frankfurt has been using the T7 trading system since 2013 based on a license agreements from Finnovation S.A. All other operating resources necessary to manage the derivatives market are provided by Deutsche Börse AG.

Current assets total €416,878 thousand (previous year: €395,796 thousand). The increase is mostly attributable to receivables from affiliated companies in the amount of €407,991 thousand (previous year: €381,469 thousand). In addition, receivables from profit transfer agreements total €81,632 thousand (previous year: €98,246 thousand), with receivables from cash pooling amounting to €233,100 thousand (previous year: €273,900 thousand).

At the end of the financial year, Eurex Frankfurt's equity was €1,050,920 thousand (previous year: €984,250 thousand). €66,670 thousand was applied to the profit-participation capital, which is reported as equity (2013: €1,037,762 thousand, previous year: €971,092 thousand). The equity ratio of Eurex Frankfurt is 56.0 per cent (previous year: 57.3 per cent).

Trade payables declined to €1,184 thousand (previous year: €2,067 thousand), while liabilities to affiliated companies increased to €751,917 thousand (previous year: €692,461 thousand), consisting mainly of a loan of €503,000 thousand received from Eurex Services GmbH in 2011 and trust liabilities. In addition, liabilities from cash pooling decreased to €147,100 thousand (previous year: €177,200 thousand).

## 2.4. Financial and non-financial performance indicators

### 2.4.1. Financial performance indicators

The result from ordinary business activity in the reporting period is €73,408 thousand (previous year: €88,949 thousand). Tax expenses attributable to this profit total €6,738 thousand (previous year: €2,658 thousand), resulting in a net profit for the year of €66,670 thousand (previous year: €86,292 thousand), which was applied to the profit-participation capital.

Eurex Frankfurt considers net profit before depreciation and contributions from profit transfer agreements to be a significant financial performance indicator.

In addition, operating expenses are a significant measurement for the commercial performance of the Company because when Deutsche Börse AG and Eurex Global Derivatives AG absorb the costs from Eurex Frankfurt, the profit surcharge calculated thereon is based on operating expenses.

### 2.4.2. Non-financial performance indicators

In addition, in light of the Company's business as an operator of an exchange, trading volumes are classified as performance indicators. It must be mentioned in this regard that based on the management agreement, trading volumes do not have a direct impact on the net profit of Eurex Frankfurt.

## 3. Report on post balance-sheet date events

No significant events occurred after the balance sheet date.

## 4. Report on expected developments, opportunities and risks

### 4.1. Report on expected developments

The report on expected developments describes the expected development of Eurex Frankfurt's business in 2014. It contains statements and information on events in the future. These forward-looking statements and information are based on the Company's expectations and assumptions at the time of publication of this report on expected developments.

In the past, Eurex Frankfurt observed various factors with a significant impact on investments in derivatives that could also apply for the upcoming financial year.

- Since the financial crisis of 2008, Eurex Frankfurt has seen less risk capital and trading activity in the market by trading institutions.
- The uncertainties impacting the euro zone with respect to the single currency as well as in terms of the economy and creditworthiness of some of its individual members have led to reduced investments in products that directly cover the euro zone.
- The trend towards declining credit ratings on the government bonds of individual European countries has led to lower demand for derivatives products on German government bonds. This occurred because German bonds could no longer serve as a benchmark for European government bonds due to the interest rate divergences that appeared.
- Overall, the ongoing expectation that interest rates will remain low, particularly in the second half of 2013, meant that few investments were made in derivatives on government bonds.
- Regulatory measures as a response to the financial crisis came at the expense of trading volumes. For example, the legislation on the ban of short selling and the German Act on the Prevention of hazards and abuses in high-frequency trading (HFT Act) have affected trading participant who perform their business models to the order book a high degree of liquidity and correspond to the detection range of the high-frequency trading.
- Other legislative initiatives in Europe and the USA on mandatory reporting and the collateralisation of over-the-counter transactions, which binds liquidity, have resulted in additional expenses and a need for trading participants to adjust (EMIR, Dodd-Frank Act).

Eurex Frankfurt expects that if the euro zone economy continues to recover and organic growth initiatives lead to positive impulses, trading volume will be slightly higher in 2014 compared with 2013. Accordingly, Eurex Frankfurt anticipates that sales revenues before transfer will likewise be slightly higher, with growth in the single-digit range. The planned operating expenses before transfer in 2014 are slightly below the actual operating expenses in 2013. Based on the current management agreements, Eurex Frankfurt therefore expects its net profit before depreciation, loss transfers and/or income from profit transfer agreements will be slightly lower overall in 2014 (following cost transfers and cost plus) compared with 2013. Fundamentally, the Company anticipates that despite the likelihood of stronger competition, there will be a structurally positive trend in global derivatives markets, with Eurex Frankfurt playing an active role within the context of its business model.

## 4.2. Report on opportunities

The many regulatory requirements lead to an increased need for financing among market participants, which can result in a short-term reduction in trading volumes. The factors influencing trading activity – the external growth driver – on the market places of Eurex Frankfurt during 2014 are numerous and difficult to estimate with precision.

But even against the backdrop of the effects of regulatory measures, Eurex Frankfurt also continues to anticipate, particularly in light of the global economic recovery and the stabilisation in the euro zone, that the structural growth drivers in the derivatives market will be intact and have a positive effect in the long term. These growth drivers include:

- Due to the high importance of clearing as a result of regulatory requirements, more and more OTC transactions are shifting to Eurex Clearing AG for settlement in order to eliminate counterparty risk and achieve capital-efficient collateral management through centralised clearing.
- There is increasing investor interest in Eurex Frankfurt's expanded product portfolio beyond German bond products and index derivatives outside of the euro zone.
- There is growing demand from investors and trading houses from areas outside Europe such as Asia for Eurex products from their respective home regions and in the European time zone.
- ISE will strengthen its competitive position in the US options market by operating ISE Gemini, its second marketplace.

Eurex Frankfurt also expects fundamentally positive impulses on its operational business for the 2014 forecast period from the wide variety of measures it is undertaking to expand the trading network, strengthen the customer base in terms of numbers and geographic availability, grow the number of tradable products and product classes, boost the appeal of the price model and further increase the products and services in clearing.

## 4.3. Risk report

Risk management system and methods
Eurex Frankfurt is integrated into the Group-wide risk management system of Deutsche Börse AG. Deutsche Börse Group has established a Group-wide risk management system which defines roles, processes and responsibilities and is binding for all of the Group's staff.

The risk management system ensures that all management committees of Deutsche Börse Group are able to promptly monitor the risk profile of the Group as a whole or of individual legal entities, such as Eurex Frankfurt, as well as specific material risks. The aim is to ensure the timely identification of developments that could threaten the Group's or Eurex Frankfurt's interests and to take appropriate countermeasures.

Eurex Frankfurt takes great care to mitigate risk and ensures that appropriate measures are taken to avoid, reduce and transfer – or intentionally take on – risk. The aim is to make use of suitable safeguards and control measures such as guidelines and procedures, the segregation of functions, the principle of dual control, limit restrictions and also business continuity management to reduce probability the frequency and level of potential losses from the corresponding risk cases for Eurex Frankfurt. In addition, potential operational losses are limited further via an insurance portfolio.

The Executive Board of Eurex Frankfurt is responsible for the Company's risk management system. The decentralised departments identify risks and report these promptly to the Risk Management function, which assesses all existing and new risks. The execution of risk control measures is the responsibility of the competent decentralised departments.

Eurex Frankfurt uses a standardised approach – value at risk (VaR) – for measuring and reporting all risks. The aim of this concept is to create a comprehensive overview of general risk tolerance and to facilitate the prioritisation of risk measures.

The main risk management tool that Eurex Frankfurt uses is the risk-bearing capacity concept. Using VaR, the required economic capital (EC) for the entire Eurex segment (to which Eurex Frankfurt belongs) is determined. The Company calculates its EC at a confidence level of 99.98 per cent and compares it to its risk-bearing capacity in order to be able to cover financially even extreme events in the next twelve months.

Independent audits by the Internal Auditing function ensure that the risk control and risk management functions are appropriate. The results of these audits also feed into the risk management system.

Risk profile

Eurex Frankfurt allocates risks into the categories operational risks, financial risks and business risks. Financial risks, however, are immaterial for Eurex Frankfurt.

Operational risks

The material risks for Eurex Frankfurt are operational risks. Operational risks comprise potential losses from inadequate or faulty systems and internal processes, from human or technical failure and from damage to tangible assets as well as from legal and business practice risks. Personnel risks are not directly quantified, but rather flow indirectly into the quantification via the business risk categories.

For Eurex Frankfurt, specific operational risks comprise a threat to the availability of the system infrastructure deployed and processing errors in manual processing operations. This availability risk is specifically addressed by means of comprehensive activities in the field of business continuity management (BCM). The BCM system encompasses all of the processes which ensure that business continues as normal if a crisis occurs and therefore substantially reduces availability risk. It covers arrangements for all key resources (systems, premises, employees, suppliers/service providers), including the redundant design of all critical IT systems and the technical infrastructure, as well as backup workstations in each of the main operational centres for employees in critical functions. These precautionary BCM measures are regularly reviewed.

However, if trading is interrupted or other operational errors do occur, this may result in loss of income, claims for damages and additional costs for rectifying the problem. If outages last for a long period of time or if they recur frequently, there may also be reputational losses which, in the final consequence, might also result in participants taking their custom elsewhere and in volumes declining (business risk).

No notable operational losses were incurred during the year under review and there are no indications of events from 2013 which would point towards significant operational losses in the future.

Business risk

Business risk reflects the fact that Eurex Frankfurt is dependent on overall economic trends and is also influenced by other external events, such as changes in the competitive environment and the implementation of regulatory initiatives. It therefore expresses the environmental and sector risks of Eurex Frankfurt. In addition, it includes corporate strategic risk, i.e. the influence of risk on the corporate strategy and its potential adjustment. These business risks are presented as actual-to-plan comparisons of EBIT and are constantly monitored by the corporate divisions. Business risks can, for instance, cause sales revenue to be lower than plan or costs to be higher. They include, for example, the risk that American competitors, such as the derivatives exchanges CME, increase their presence in the European exchange-traded and OTC trading market. Should one of these risks or uncertainties materialise or any of the underlying assumptions prove to be incorrect, the actual performance of the Company may differ positively or negatively from the expectations and assumptions contained in the forward-looking statements and information in this report on expected developments.

The entry of new competitors into the European trading market could cause increased competitive pressure. As a result, trading volumes could migrate to competitors, reducing income from the trading business. Furthermore, income from the trading business might decline due to lower trading activity by customers.

Eurex Frankfurt sees further risks for its business in plans for legislation in respect of the tax treatment of securities transactions on a national and EU level as part of the planned introduction of a financial transaction tax. Following the introduction of a financial transaction tax, Eurex might expect the number of transactions to fall and income to be lower on account of higher trading costs per transaction for participants and the possible transfer of trading activities out of the area in which the tax would apply. However, as the political decision-making process has not yet been completed, the indirect consequences for Eurex Frankfurt cannot be quantified at present. Eurex Frankfurt will continue to contribute to the discussion at all levels. No material losses from business risk were incurred in the year under review.

Eurex Frankfurt is also exposed to the risk that an unsatisfactory business performance at ISE may contribute to a decline or the elimination of dividend income from Eurex Services GmbH or to unplanned write-downs on shares in affiliated companies. Both effects could have a significant adverse impact on the earnings of Eurex Frankfurt.

# 5. Concluding statement in accordance with section 312 AktG

In accordance with section 312 of the German Stock Corporation Act (AktG), a report was prepared regarding the relationships to affiliated companies. Our report finishes with the following declaration:

"For every transaction with affiliated companies, our Company received compensation that was reasonable based on the conditions that were known at the time the transactions were undertaken. Other actions were neither taken nor omitted."

Frankfurt/Main, 3 March 2014

Eurex Frankfurt Aktiengesellschaft


Andreas Preuss


Dr. Thomas Book


Brendan Bradley


Mehtap Dinc


Gary Katz


Michael Peters


Peter Reitz

[Translator's notes are in square brackets]

# General Engagement Terms

for

## Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

### [German Public Auditors and Public Audit Firms]

### as of January 1, 2002

### This is an English translation of the German text, which is the sole authoritative version

**1. Scope**

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

**2. Scope and performance of the engagement**

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

**3. The client's duty to inform**

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

**4. Ensuring independence**

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

**5. Reporting and verbal information**

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

**6. Protection of the Wirtschaftsprüfer's intellectual property**

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

**7. Transmission of the Wirtschaftsprüfer's professional statement**

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

**8. Correction of deficiencies**

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

**9. Liability**

*(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.*

*(2) Liability for negligence; An individual case of damages*

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

*(3) Preclusive deadlines*

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence.

The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

**10. Supplementary provisions for audit engagements**

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

**11. Supplementary provisions for assistance with tax matters**

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client – especially numerical disclosures – are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records – especially tax assessments – material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client

b) examination of tax assessments in relation to the taxes mentioned in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)

e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax

b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and

c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

**12. Confidentiality towards third parties and data security**

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled – within the purposes stipulated by the client – to process personal data entrusted to him or allow them to be processed by third parties.

**13. Default of acceptance and lack of cooperation on the part of the client**

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

**14. Remuneration**

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

**15. Retention and return of supporting documentation and records**

(1) The Wirtschaftsprüfer retains, for ten years, the supporting documents and records in connection with the completion of the engagement – that had been provided to him and that he has prepared himself – as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

**16. Applicable law**

Only German law applies to the engagement, its conduct and any claims arising therefrom.

# US Exchange Holdings, Inc

(in thousands)

| | | Year Ended December 31, 2013 |
|---|---|---|
| **Revenues:** | | |
| Revenue | $ | 82,339 |
| **Expenses:** | | |
| Expenses: | | 7,014 |
| Earnings/(loss) before interest and taxes | | 75,325 |
| Interest expense | | 102,000 |
| Interest income | | 2 |
| **Pretax Income/(Loss)** | | (26,672) |
| Provison for income tax | | 717 |
| **Net Income/(Loss)** | $ | (27,389) |

| | | December 31, 2013 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 32,024 |
| Other current assets | | 28,531 |
| Current assets | | 60,555 |
| Investment in subsidiaries | | 2,607,656 |
| Investment in associates | | 2,675 |
| Non-current assets | | 2,610,331 |
| Total assets | | 2,670,885 |
| **LIABILITIES, AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Loan from affiliated companies | | 1,700,000 |
| Other laibiliets | | 103,693 |
| Total liabilities | | 1,803,693 |
| **MEMBER'S EQUITY** | | |
| Total member's equity | | 867,192 |
| Total liabilities and member's equity | $ | 2,670,885 |

# International Securities Exchange Holdings Inc.

(in thousands)

| | Year Ended December 31, 2013 |
|---|---|
| **Revenues:** | |
| Income from investment in subsidiaries | $ 47,500 |
| **Expenses:** | |
| Depreciation and amortization | 17,700 |
| Other | - |
| Total expenses | 17,700 |
| Earnings/(loss) before interest and taxes | 29,799 |
| Investment income | 719 |
| Interest expense | - |
| **Pretax Income/(Loss)** | 30,518 |
| Provision for income tax | (12,533) |
| **Net Income/(Loss)** | $ 43,052 |

| | December 31, 2013 |
|---|---|
| **ASSETS** | |
| Intangible assets, net | 553,334 |
| Goodwill | 1,268,493 |
| Receivable from affiliates | 1,095 |
| Investment in subsidiaries | 31,432 |
| Investment in associates | 76,344 |
| Total assets | 1,930,698 |
| **LIABILITIES, AND MEMBER'S EQUITY** | |
| **LIABILITIES** | |
| Income tax payable | 25,816 |
| Deferred tax liabilities | 217,567 |
| Payable to affiliates | 147 |
| Total liabilities | 243,529 |
| **MEMBER'S EQUITY** | |
| Total member's equity | 1,687,168 |
| Total liabilities and member's equity | $ 1,930,698 |


KPMG

# TOPAZ EXCHANGE, LLC

Financial Statements

December 31, 2013

(With Independent Auditors' Report Thereon)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Independent Auditors' Report

The Member
Topaz Exchange LLC:

We have audited the accompanying financial statements of Topaz Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the period from July 31, 2013 (establishment date) to December 31, 2013, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Topaz Exchange, LLC as of December 31, 2013, and the results of its operations and its cash flows for the period from July 31, 2013 (establishment date) to December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

April 29, 2014

**TOPAZ EXCHANGE, LLC**

Statement of Financial Condition

December 31, 2013

(In thousands)

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 5,351 |
| Accounts receivable, net | | 2,349 |
| Total current assets | | 7,700 |
| Intangible assets, net | | 1,130 |
| Other assets | | 1,000 |
| Total assets | $ | 9,830 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 810 |
| Income taxes payable | | 1,467 |
| Related party payable | | 573 |
| Total liabilities | | 2,850 |
| Member's equity: | | |
| Total member's equity | | 6,980 |
| Total liabilities and member's equity | $ | 9,830 |

See accompanying notes to financial statements.

**TOPAZ EXCHANGE, LLC**

Statement of Income

Period from July 31, 2013 (establishment date) to December 31, 2013

(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 16,585 |
| Member fees and other | | 1,229 |
| Market data | | 569 |
| Total revenues | | 18,383 |
| Cost of revenues: | | |
| Transaction rebates | | 12,057 |
| Activity remittance fees | | 507 |
| License fees | | 5 |
| Total cost of revenues | | 12,569 |
| Net Revenues | | 5,814 |
| Expenses: | | |
| Management fees | | 1,604 |
| Technology and communications | | 408 |
| Professional fees | | 326 |
| Depreciation and amortization | | 29 |
| Total expenses | | 2,367 |
| Operating income | | 3,447 |
| Interest and investment income, net | | — |
| Income before provision for income taxes | | 3,447 |
| Provision for income taxes | | 1,467 |
| Net income | $ | 1,980 |

See accompanying notes to financial statements.

**TOPAZ EXCHANGE, LLC**

Statement of Changes in Member's Equity

Period from July 31, 2013 (establishment date) to December 31, 2013

(In thousands)

| | | |
|---|---|---|
| Member's equity as of July 31, 2013 | $ | — |
| Capital contributions | | 5,000 |
| Net income | | 1,980 |
| Member's equity as of December 31, 2013 | $ | 6,980 |

See accompanying notes to financial statements.

**TOPAZ EXCHANGE, LLC**

Statement of Cash Flows

Period from July 31, 2013 (establishment date) to December 31, 2013

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,980 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation and amortization | | 29 |
| (Increase) decrease in operating assets: | | |
| Accounts receivable, net | | (2,349) |
| Intangible assets, net | | (1,159) |
| Other assets | | (1,000) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | 810 |
| Related party payable | | 573 |
| Income tax payable | | 1,467 |
| Net cash provided by operating activities | | 351 |
| Cash flows from financing activities: | | |
| Capital contribution | | 5,000 |
| Net cash used in financing activities | | 5,000 |
| Increase in cash and cash equivalents | | 5,351 |
| Cash and cash equivalents, at establishment | | — |
| Cash and cash equivalents, end of year | $ | 5,351 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | — |
| Cash paid for taxes | | — |

See accompanying notes to financial statements.

## (1) Organization and Description of Business

Topaz Exchange, LLC (Topaz or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account. ISE Holdings is a subsidiary of Eurex Frankfurt AG (Eurex) which is wholly owned by Deutsche Börse AG (Deutsche Börse).

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. Topaz received regulatory approval to become a national securities exchange on July 31, 2013 (establishment date) and, on August 5, 2013, formally commenced trading. Topaz is regulated by the U.S. Securities and Exchange Commission (SEC).

## (2) Basis of Presentation and Significant Accounting Policies

### *(a) Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Revenue Recognition and Cost of Revenue*

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as cost of revenues.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA). The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis.

Member fees are comprised of regulatory fees which are predominately charged on a trade-date basis.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees are paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

### *(d) Cash and Cash Equivalents*

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

### *(e) Accounts Receivable, Net*

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

### *(f) Income Taxes*

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.



(Continued)

### *(g) Intangible Assets*

Intangible assets consist of membership in the Options Price Reporting Authority, LLC (OPRA). The exchanges in the United States on which securities options are traded have been authorized under the Securities Exchange Act of 1934 to agree to a "Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information". This membership asset is amortized using the straight-line method over twenty years based on expected useful economic life as determined by management.

### *(h) Impairment of Intangible Assets*

On a periodic basis, the Company performs a review for the impairment of intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

### *(i) Other Assets*

Other assets represent a membership promissory note in the Options Clearing Corporation for the admission of the Company as a participant Non-Equity Exchange in the Options Clearing Corporation.

### *(j) Credit Risk*

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

## (3) Management Agreement

On July 31, 2013, the Company entered into an agreement effective August 5, 2013 with International Securities Exchange LLC (ISE), a subsidiary of ISE Holdings, whereby ISE performs management and oversight of the Company's operations including day-to-day operations, technology and facilities services, regulatory compliance, risk management, and accounting and legal support services. This agreement is in effect for five years with automatic successive one year renewal periods. In return, the Company pays ISE a fee for each contract traded on its exchange based on a pre-determined fair market price.

## (4) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

| | | |
|---|---|---|
| Cash at banks | $ | 5,351 |
| Total | $ | 5,351 |

## (5) Accounts Receivable

Accounts receivable consists of the following:

| | | |
|---|---|---|
| Trading related fees | $ | 2,349 |
| Total | $ | 2,349 |

For the period ended December 31, 2013, the write-off for doubtful accounts was $0. The recorded investment in trade receivables past due 90 days or more is $0 as of December 31, 2013.

## (6) Intangible Assets

Intangible assets consist of the following:

| | | |
|---|---|---|
| OPRA membership | $ | 1,130 |
| Total | $ | 1,130 |

The Company recorded amortization of $29 for the period ended December 31, 2013.

## (7) Other Assets

Other assets consist of the following:

| | | |
|---|---|---|
| Options Clearing Corp. (OCC) promissory note | $ | 1,000 |
| Total | $ | 1,000 |

## (8) Member Fees and Other

Member fees and other are comprised of the following:

| | | |
|---|---|---|
| Regulatory and administrative fees | $ | 1,229 |
| Total | $ | 1,229 |

## (9) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file its own federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax in the statement of financial condition, as appropriate.



(Continued)

The provision for income taxes consists of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 1,067 |
| State | | 400 |
| Total current | | 1,467 |
| Deferred: | | |
| Federal | | — |
| State | | — |
| Total deferred | | — |
| Total provision for income taxes | $ | 1,467 |

As of December 31, 2013, the Company did not have temporary differences or other items that resulted in deferred tax assets or deferred tax liabilities.

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

| | |
|---|---|
| U.S. federal income tax rate | 35.0% |
| State and local income tax, net of federal income tax benefit | 7.5 |
| Effective tax rate | 42.5% |

The Company assesses its risk associated with uncertain tax positions and records tax benefits based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. As of December 31, 2013, there were no unrecognized tax benefits and no expense for interest and penalties related to tax uncertainties was recognized in the statement of income.

The Company will be included in its parent, International Securities Exchange Holdings Inc., tax return for the 2013 tax year, the initial year of operations. All such income tax filings will be open to examination by taxing authorities.

## (10) Capital Contributions

Capital contributions from ISE Holdings to the Company during the period ended December 31, 2013 are as follows:

| | | |
|---|---|---|
| Initial capital contribution from ISE Holdings | $ | 5,000 |
| Total capital contributions | $ | 5,000 |

## (11) Related Party Transactions

The Company receives technology and administrative services from ISE, and licenses software from Finnovation S.A, an affiliate of Deutsche Börse. Listed below are transactions with related parties for the period ended December 31, 2013, as well as payable balances as of December 31, 2013:

| Related party | | Management fees | Technology and communications | Accounts payable and accrued expenses | Income taxes payable |
|---|---|---|---|---|---|
| ISE Holdings Inc. | $ | — | — | — | 1,467 |
| ISE | | 1,604 | — | 458 | — |
| Finnovation, SA | | — | 408 | 115 | — |
| Total | $ | 1,604 | 408 | 573 | 1,467 |

## (12) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's net revenues. For the period ended December 31, 2013, four members accounted for more than 10% of the Company's net revenues.

## (13) Subsequent Events

The Company has performed an evaluation of subsequent events through April 28, 2014. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the period ended December 31, 2013.

On February 20, 2014, Topaz Exchange, LLC changed its name to ISE Gemini, LLC.

# ETC Acquisition Corp.

| | Year Ended December 31, |
|---|---|
| | 2013 |
| **Revenues:** | |
| Revenue | $150,000 |
| **Expenses:** | |
| Administrative costs | - |
| Total expenses | - |
| **Income** | $150,000 |

| | December 31, |
|---|---|
| | 2013 |
| **ASSETS** | |
| Accounts receivable | $0 |
| Receivable from affiliates | $3,784,963 |
| Current assets | 3,784,963 |
| Total assets | 3,784,963 |
| **LIABILITIES, AND MEMBER'S EQUITY** | |
| **LIABILITIES** | |
| Total liabilities | (0) |
| **MEMBER'S EQUITY** | |
| Total member's equity | 3,784,963 |
| Total liabilities and member's equity | $3,784,963 |

# HANWECK ASSOCIATES, LLC

## Financial Statements

## December 31, 2013 and 2012

# HANWECK ASSOCIATES, LLC

**Table of Contents**

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report

To the Members of Hanweck Associates, LLC:

We have audited the accompanying financial statements of Hanweck Associates, LLC, which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of operations and members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanweck Associates, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
June 11, 2014

# HANWECK ASSOCIATES, LLC

## Balance Sheets

| *December 31,* | | *2013* | | *2012* |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 130,731 | $ | 200,872 |
| Accounts receivable | | 279,446 | | 184,368 |
| Accounts receivable - related party | | 22,938 | | 51,919 |
| Prepaid expenses | | 36,082 | | 35,993 |
| Due from related party | | 35,870 | | 33,315 |
| Total current assets | | 505,067 | | 506,467 |
| Property and equipment, net of accumulated depreciation and amortization of $661,199 and $457,256 respectively | | 386,773 | | 318,494 |
| Other assets | | 5,000 | | 5,000 |
| | $ | 896,840 | $ | 829,961 |
| **Liabilities and Members' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 487,268 | $ | 447,281 |
| Capital lease obligations, current maturities | | 35,530 | | - |
| Note payable, current maturities | | 27,500 | | 26,250 |
| Loans payable - member (including accrued interest of $36,179 and $2,985, respectively) | | 811,179 | | 202,985 |
| Loans payable - related party (including accrued interest of $564 and $0, respectively) | | 100,564 | | - |
| Deferred revenue | | 59,167 | | 12,607 |
| Total current liabilities | | 1,521,208 | | 689,123 |
| Capital lease obligations, less current maturities | | 108,406 | | - |
| Commitments and contingencies | | | | |
| Members' equity (deficit) | | (732,774) | | 140,838 |
| | $ | 896,840 | $ | 829,961 |

*The accompanying notes are an integral part of the financial statements.*

# HANWECK ASSOCIATES, LLC

## Statements of Operations and Members' Equity (Deficit)

| *For the Years Ended December 31,* | *2013* | *2012* |
|---|---|---|
| **Revenue** | $ 3,352,631 | $ 2,667,816 |
| **Operating expenses:** | | |
| Computer and related expenses | 318,908 | 248,345 |
| Contracted services | 307,067 | 179,633 |
| General and administrative expenses | 306,530 | 289,083 |
| Guaranteed payments to members | 450,000 | 450,000 |
| Insurance | 267,017 | 276,740 |
| Payroll and related taxes | 1,453,821 | 1,378,082 |
| Professional fees | 109,595 | 58,530 |
| Rent and related utilities | 224,202 | 220,215 |
| Repairs and maintenance | - | 3,387 |
| Telecommunications | 517,918 | 337,655 |
| Trade shows and conferences | - | 2,634 |
| Travel and entertainment | 18,426 | 28,257 |
| | 3,973,484 | 3,472,561 |
| **Operating loss** | (620,853) | (804,745) |
| **Other income (expense):** | | |
| Interest income | 172 | 1,389 |
| Depreciation and amortization | (203,943) | (170,702) |
| Interest expense | (48,988) | (7,436) |
| | (252,759) | (176,749) |
| **Net loss** | (873,612) | (981,494) |
| **Members' equity - beginning of year** | 140,838 | 122,332 |
| Members' contributions | - | 1,000,000 |
| **Members' equity (deficit) - end of year** | $ (732,774) | $ 140,838 |

*The accompanying notes are an integral part of the financial statements.*

# HANWECK ASSOCIATES, LLC

## Statements of Cash Flows

| *For the Years Ended December 31,* | *2013* | *2012* |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (873,612) | $ (981,494) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 203,943 | 170,702 |
| Accrued interest on note payable | 1,250 | 1,250 |
| Accrued interest on loans payable - member | 41,237 | 2,985 |
| Accrued interest on loans payable - related party | 564 | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (95,078) | 82,049 |
| Accounts receivable - related party | 28,981 | (6,791) |
| Prepaid expenses | (89) | 9,798 |
| Accounts payable and accrued expenses | 39,987 | (15,648) |
| Deferred revenue | 46,560 | - |
| Net cash used in operating activities | (606,257) | (737,149) |
| **Cash flows from investing activities:** | | |
| Due from related party | (2,555) | (33,315) |
| Purchases of property and equipment | (112,250) | (171,865) |
| Net cash used in investing activities | (114,805) | (205,180) |
| **Cash flows from financing activities:** | | |
| Proceeds from loans payable - member | 575,000 | 450,000 |
| Proceeds from loans payable - related party | 100,000 | - |
| Repayments of loans payable - member | - | (345,000) |
| Payment of accrued interest on loans payable - member | (8,043) | (3,088) |
| Capital lease obligation payments | (16,036) | - |
| Capital contributions | - | 1,000,000 |
| Net cash provided by financing activities | 650,921 | 1,101,912 |
| **Net increase (decrease) in cash and cash equivalents** | (70,141) | 159,583 |
| **Cash and cash equivalents - beginning of year** | 200,872 | 41,289 |
| **Cash and cash equivalents - end of year** | $ 130,731 | $ 200,872 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 15,230 | $ 6,289 |
| **Non-cash transactions:** | | |
| Capital lease obligation incurred in connection with equipment lease | $ 159,972 | $ - |

*The accompanying notes are an integral part of the financial statements.*

### 1. Business Organization

Hanweck Associates, LLC ("Hanweck" or the "Company") is a Limited Liability Company, formed on November 25, 2003. The Company's Limited Liability Company Operating Agreement ("LLC Agreement") was amended and restated on February 2, 2010. The Company has a perpetual existence unless a dissolution event occurs pursuant to its LLC Agreement. Hanweck is an established leader in high-performance financial computing and a premier financial services provider, specializing in risk management solutions for top-tier hedge funds, banks, broker/dealers and other financial institutions.

### 2. Summary of Significant Accounting Policies

***Basis of presentation*** – The Company's financial statements are prepared on the accrual basis of accounting, whereas the tax returns are prepared on the cash basis of accounting.

***Revenue recognition*** – The Company has various consulting, data subscription, and license agreements and recognizes income as earned in accordance with the agreements.

***Allowance for doubtful accounts*** – Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectability. As of December 31, 2013 and 2012, an allowance for doubtful accounts was not deemed necessary.

***Property and equipment*** – Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred. Property and equipment consists of computer equipment which is depreciated over an estimated life of 3 years and furniture and equipment which is depreciated over an estimated life of 7 years. Leasehold improvements are amortized over 7 years.

***Capital lease obligations*** – The Company is the lessee of computer equipment under capital leases expiring in 2017. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated lives. Depreciation of assets under capital leases is included in depreciation expense for the year ended December 31, 2013.

***Use of estimates in the financial statements*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies** *(continued)*

***Sales tax*** – Sales tax is assessed by a governmental authority on the purchase of goods and services. The Company collects sales tax for New York. Current practice is that sales tax is reported on a net basis in the statement of operations and changes in members' equity (deficit).

***Cash and cash equivalents*** – The Company considers cash and cash equivalents to include all cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less and are stated at cost, which approximates fair value.

***Fair value disclosures*** – The carrying amounts of cash, accounts receivable, accounts payable and loans payable approximate fair value because of the short-term nature of these accounts.

***Income taxes*** – The Company is a limited liability company treated as a partnership under the applicable provisions of the Internal Revenue Code and local jurisdictions. Therefore, the Company is not subject to income taxes, and any net income or loss as determined for income tax purposes is allocated to the members based on the provisions of the LLC Agreement. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for NYCUBT utilizing the asset and liability approach. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Firm's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. However, the Company estimates a loss for income tax purposes; therefore, no provision has been recorded for the years ended December 31, 2013 and 2012, in the accompanying statements of operations and members' equity (deficit).

***Uncertain tax positions*** – The Company adopted the provisions of accounting for uncertain income taxes positions. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

### 3. Property and Equipment

Major classifications of property and equipment and their respective depreciable lives are summarized as follows as of December 31,:

| | 2013 | 2012 | Useful Life |
|---|---|---|---|
| Computer equipment | $ 997,879 | $ 725,657 | 3 years |
| Furniture and equipment | 26,950 | 26,950 | 7 years |
| Leasehold improvements | 23,143 | 23,143 | 7 years |
| | 1,047,972 | 775,750 | |
| Less: accumulated depreciation and amortization | 661,199 | 457,256 | |
| | $ 386,773 | $ 318,494 | |

As of December 31, 2013, there was $159,972 of computer equipment included in property and equipment that relates to capital lease obligations. As of December 31, 2013, the amount of accumulated depreciation on these assets amounted to $19,906.

Depreciation and amortization expense was $203,943 and $170,702, respectively, for the years ended December 31, 2013 and 2012.

### 4. Capital Lease Obligations

During 2013, the Company entered into six capital lease agreements between May 2013 and December 2013, for equipment totaling $159,972. The leases bear interest at various rates ranging from 8.68% and 11.99% per annum and are due in monthly installments ranging from $253 to $1,125. As of December 31, 2013, the balance of these leases was $143,936.

Two of the leases are from an entity owned by a member of the Company. These leases are due in monthly installments of $500 and $253 through November 2017. As of December 31, 2013, the balance of these leases was $29,835.

As of December 31, 2013, maturities of capital lease obligations are as follows for the years ending December 31,:

| | |
|---|---|
| 2014 | $ 35,530 |
| 2015 | 39,250 |
| 2016 | 43,367 |
| 2017 | 25,789 |
| | 143,936 |
| Less: current maturities | 35,530 |
| Long term portion | $ 108,406 |

### 4. Note Payable

On April 29, 2011, pursuant to a Convertible Note Purchase Agreement, the Company issued a $25,000 convertible promissory note to Fintech Innovation Lab, Inc. ("Fintech"). The note matured on April 29, 2013, at which time the outstanding principal balance and any unpaid interest, at the stated rate of 5% per annum, become due and payable. As outlined in the original underlying agreement, the note can be converted to an amount of up to 15% of any new equity of the Company.

On April 29, 2013, this note was extended through April 29, 2015, at which time the outstanding principal balance and any accrued and unpaid interest shall become due and payable. However, Fintech no longer has the right to participate in future financing. As of December 31, 2013 and 2012, the balance was $25,000, respectively. Additionally, interest of $2,500 and $1,250 has been accrued for the years ending December 31, 2013 and 2012, respectively.

### 5. Commitments and Contingencies

***Operating lease*** – The Company leases office space in New York City to conduct its business. The lease commenced in February 2011, expires on July 31, 2021, and contains rent escalations. Currently, monthly rent is $14,947. As required by the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 840 ("ASC 840") *"Accounting for Leases"*, the Company amortizes its rent expense on a straight-line basis over the life of the related lease. The rent expense charged to operations for the years ended December 31, 2013 and 2012 was $197,821 and $198,410, respectively.

As of December 31, 2013, future minimum rental payments on this lease are as follows for the years ending December 31,:

| | | |
|---|---|---|
| 2014 | $ | 183,473 |
| 2015 | | 188,060 |
| 2016 | | 207,433 |
| 2017 | | 213,952 |
| 2018 | | 219,301 |
| Thereafter | | 592,748 |
| | $ | 1,604,967 |

In conjunction with the security deposit for the lease agreement, the Company entered into a Standby Letter of Credit Pledge Agreement in the amount of $56,907 on January 11, 2011.

### 6. Related Party Transactions

***Line of credit - member*** – In January 2012, the Company obtained a line of credit in the amount of $250,000 from a member of the Company. The line of credit bore interest at a rate of 5% per annum. During 2012, the Company borrowed $250,000 under this line of credit, and the entire balance and accrued interest in the amount of $2,272 were paid on April 20, 2012.

The line of credit was amended on September 26, 2012, increasing the line to $400,000, and subsequently increased to $800,000 during 2013. The amended line of credit bears interest at a rate of 7% per annum. Interest on the unpaid balance will accrue and is payable when the principal balance is due, which was originally June 30, 2013. During 2013, the maturity date was extended to September 30, 2014. As of December 31, 2013 and 2012, the outstanding balance on this line of credit is $811,179 and $202,985, respectively, which includes accrued interest of $36,179 and $2,985, respectively.

***Line of credit - related party*** – In December 2013, the Company obtained a line of credit in the amount of $100,000 from an entity owned by a member of the Company. The line of credit bears interest at a rate of 7% per annum. Interest on the unpaid balance will accrue and is payable when the principal balance is due on June 30, 2014. As of December 31, 2013, the outstanding balance on this line of credit is $100,564, which includes accrued interest of $564.

***ISE*** – On February 2, 2010, pursuant to a Membership Interest Purchase Agreement ("MIPA"), one of the Company's indirect customers, International Securities Exchange Holdings, Inc. ("ISE") purchased a 12.2% ownership interest in Hanweck for $1,250,000. The underlying agreement outlines specific criteria in which ISE is eligible to purchase additional membership interest in Hanweck. In connection with this transaction, the Company's operating agreement was amended and restated. On April 8, 2011, ISE purchased an additional 7.7% ownership interest in Hanweck for $985,000.

In accordance with the terms of the underlying MIPA, on March 29, 2012 ISE purchased an additional 7.7% ownership interest in Hanweck for $1,000,000, completing its last additional membership interest purchase.

Revenues from ISE for the years ended December 31, 2013 and 2012 were $1,159,811 and $661,643, respectively. In addition, as of December 31, 2013 and 2012, the Company had accounts receivable due from ISE of $22,938 and $51,919, respectively. Furthermore, ISE represents one of the customers for both the revenue and accounts receivable concentrations (see Note 7).

### 6. Related Party Transactions *(continued)*

During 2012, the Company and ISE entered into a joint product agreement whereby the Company and ISE intend to develop certain products. In connection with this agreement, certain revenue and expenses are shared between the Company and ISE, as described in the underlying agreement. At December 31, 2013 and 2012, $35,870 and $33,315, respectively, is due from ISE in connection with the agreement, and is included in due from related party on the accompanying balance sheets. This amount was repaid In January 2014.

***Professional services*** – An affiliate of a member of the Company provides professional services for the Company. The total amount of such expenses for the years ended December 31, 2013 and 2012 was $4,212 and $5,589, respectively, and is included in professional fees on the statements of operations and members' equity (deficit).

### 7. Concentration of Credit Risk

The Company maintains cash balances with a financial institution in interest bearing and non-interest bearing accounts. In 2012, non-interest bearing accounts held in the United States were fully insured by the Federal Deposit Insurance Corporation ("FDIC"), while interest bearing accounts were insured up to $250,000. Beginning January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company believes it is not exposed to any significant credit risk for cash and has not experienced any losses in such accounts.

Three and four customers, respectively, accounted for approximately 40% and 53%, respectively, of the Company's revenue for the years ended December 31, 2013 and 2012.

Three and two customers, respectively, accounted for approximately 73% and 40%, respectively, of the Company's accounts receivable balances as of December 31, 2013 and 2012.

***Consulting and licensing agreements*** – The Company has various consulting and licensing agreements with different customers. These agreements provide for monthly, annual or one-time fees. The Company strictly adheres to these agreements and provides the services as agreed to.

### 8. Defined Contribution Plan

The Company offers a non-contributory deferred compensation plan under section 401(k) of the Internal Revenue Code through which employee salary deferral contributions can be made and is open to all full time employees. Presently, the Company does not provide any matching contributions to participants. The Company has not incurred any expenses associated with this plan for the years ended December 31, 2013 and 2012.

### 9. Income Taxes

Deferred tax assets and liabilities arising from New York City unincorporated business taxes are as follows at December 31,:

| | 2013 | 2012 |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| Accounts receivable | $ (13,000) | $ (10,000) |
| Net operating loss carryforwards | 98,000 | 80,000 |
| Accounts payable | 20,000 | 18,000 |
| Property, plant and equipment | (9,000) | (8,000) |
| Valuation allowance | (96,000) | (80,000) |
| Net deferred tax asset (liability) | $ - | $ - |

The deferred tax assets and liabilities result from: (1) accounts receivable that are not recognized for tax purposes until the cash is received, (2) available net operating loss carryforwards for unincorporated business tax, (3) accounts payable that are not deducted for tax purposes until the amounts are paid, and (4) the use of accelerated methods of depreciation of property and equipment.

At December 31, 2013 and 2012, the Company had approximately $2,445,000 and $1,995,000, respectively of net operating loss carryforwards available to offset future taxable income, expiring through 2033 and 2032. In assessing the reliability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Based on the Company's projected operating income, management believes it is not likely that the Company will realize some of the benefits of this deferred tax asset and, accordingly, valuation allowances of approximately $96,000 and $80,000 have been recorded against the net deferred tax asset as of December 31, 2013 and 2012, respectively.

### 10. Subsequent Events

Management has evaluated events and transactions occurring after the date of the balance sheet and through the date of the independent auditors' report to determine whether any of these events or transactions was required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available to be issued.

**LONGITUDE S.A.**

# Annual Accounts
# for the period from 28 June 2012 (date of incorporation) to 31 December 2012

(with report of the Réviseur d'Entreprises agréé thereon)


LONGITUDE S.A.

42, avenue J-F Kennedy

L-1855 Luxembourg

R.C.S. Luxembourg: B 170 031

KPMG

**KPMG Luxembourg S.à r.l.**
9, allée Scheffer
L-2520 Luxembourg

Telephone +352 22 51 51 1
Fax +352 22 51 71
Internet www.kpmg.lu
Email info@kpmg.lu

To the Shareholders of
Longitude S.A.
42, Avenue JF Kennedy
L-1855 Luxembourg

## REPORT OF THE REVISEUR D'ENTREPRISES AGRÉÉ

Following our appointment by the General Meeting of the Shareholders dated 28 June 2012, we have audited the accompanying annual accounts of Longitude S.A., which comprise the balance sheet as at 31 December 2012 and the profit and loss account for the period from 28 June 2012 to 31 December 2012, and a summary of significant accounting policies and other explanatory information.

*Board of Directors' responsibility for the annual accounts*

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

*Responsibility of the Réviseur d'Entreprises agréé*

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgement of the Réviseur d'Entreprises agréé, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Réviseur d'Entreprises agréé considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the annual accounts give a true and fair view of the financial position of Longitude S.A. as of 31 December 2012, and of the results of its operations for the period from 28 June 2012 to 31 December 2012 in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Luxembourg, 21 June 2013

KPMG Luxembourg S.à r.l.
Cabinet de révision agréé

S. Chambourdon

## Longitude S.A.

Balance sheet as at 31 December 2012

(expressed in EUR)

| ASSETS | Notes | |
|---|---|---|
| **Current assets** | | |
| Debtors becoming due and payable within one year | | |
| Amounts owed by affiliated undertakings | 3.1 | 39,879 |
| Other debtors | | 1,181 |
| Total debtors | | 41,060 |
| Cash at bank | | 997,050 |
| **Total current assets** | | **1,038,110** |
| **TOTAL ASSETS** | | **1,038,110** |

| LIABILITIES | Notes | |
|---|---|---|
| **Capital and reserves** | | |
| Subscribed capital | 4.1 | 1,100,000 |
| Loss for the financial period | | (646,080) |
| **Total capital and reserves** | | **453,920** |
| **Non-subordinated debts** | | |
| Amounts owed to affiliated undertakings becoming due and payable within one year | 5 | 569,469 |
| Tax and social security debts | | |
| Tax debts | | 1,283 |
| Social security debts | | 6,273 |
| Other creditors becoming due and payable within one year | | 7,165 |
| **Total non-subordinated debts** | | **584,190** |
| **TOTAL LIABILITIES** | | **1,038,110** |

The accompanying notes form an integral part of the annual accounts.

# Longitude S.A.

Profit and loss account
for the period from 28 June 2012 (date of incorporation)
to 31 December 2012

(expressed in EUR)

| CHARGES | Notes | | INCOME | Notes | |
|---|---|---|---|---|---|
| Other external charges | 6 | 640,521 | Net turnover | 7 | 34,677 |
| Staff costs | | | Other operating income | | 1,046 |
| Wages and salaries | | 37,148 | | | |
| Social security costs accruing by reference to wages and salaries | | 1,635 | | | |
| Complementary pensions | | 2,499 | | | |
| | | **41,282** | | | |
| | | | Loss for the financial period | | 646,080 |
| **TOTAL CHARGES** | | **681,803** | **TOTAL INCOME** | | **681,803** |

The accompanying notes form an integral part of the annual accounts.

# 1 General

Longitude S.A. (the 'Company'), was incorporated on 28 June 2012, as a limited liability company in accordance with Luxembourg law. The Company is a fully owned subsidiary of International Securities Exchange Holdings, Inc, a company incorporated under the laws of Delaware, having its registered office at 60 Broad Street, New York, New York, USA 10004, registered with the Department of State of Delaware, Corporate Division, in Dover in the United States.

The purpose of the Company is to conduct an active trade or business in the creation, development, management and ownership of software and other intellectual property rights, the licensing and sublicensing of such rights or the use thereof by affiliates, group companies or related companies and entities as well as to third parties.
An additional object of the Company is the participation in any form whatsoever, in Luxembourg or foreign companies, by purchase, sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind and any related transaction and, the administration, development and management of its stock, securities, software and IP rights portfolio.

The registered office of the Company is 42, avenue J-F Kennedy, L-1855 Luxembourg and it is registered at the commercial register in Luxembourg under number B170 031.

The Company and International Securities Exchange Holdings, Inc. are included in the consolidated financial statements of Deutsche Börse AG. These consolidated financial statements, prepared in accordance with IFRSs as adopted by the European Union and interpretations issued by the International Accounting Standards Board, are available to the public and may be obtained from its registered office at Mergenthalerallee 61, D-65760 Eschborn, Germany.

# 2 Accounting policies and presentation of annual accounts

## 2.1 Format of annual accounts

These annual accounts have been prepared in conformity with Luxembourg accounting principles and in the format applicable to Luxembourg commercial companies.

Under Luxembourg commercial law, the Company is classified as a small company under article 35 of the law of 19 December 2002 as amended on the annual accounts of companies and it uses the adequate exemptions.

### 2.2 Foreign currency translation

The share capital of the Company is expressed in euro (EUR) and the accounting records are maintained in that currency. Assets and liabilities expressed in a foreign currency are converted into EUR at the rate of exchange ruling at the balance sheet date. Income and charges in foreign currencies are converted into EUR at the rate of exchange ruling on the date of the transaction. Foreign currency gains and losses arising from these valuation principles are taken to profit and loss account.

## 3 Current assets

### 3.1 Amount owed by affiliated undertakings

The amount of EUR 39,879 is a due by Clearstream International S.A.

## 4 Capital and reserves

### 4.1 Subscribed capital

The Company was incorporated with a share capital of EUR 100,000 represented by 100,000 ordinary shares with a nominal value of EUR 1 per share. On 20 December 2012 an Extraordinary General Meeting of shareholders increased the subscribed capital by EUR 1,000,000 represented by 1,000,000 ordinary shares with a nominal value of EUR 1 per share.

As at 31 December 2012, subscribed and fully paid share capital amounts to EUR 1,100,000 represented by 1,100,000 ordinary shares with a par value of EUR 1 per share.

### 4.2 Non distributable reserves

The Company is required by Luxembourg law to appropriate annually to a legal reserve 5% of its statutory net profit until the aggregate reserve equals 10% of the subscribed share capital. No amount will be required to be transferred during 2013 with respect to the period ended 31 December 2012.

### 4.3 Loss of more than 50% of subscribed capital

As at 31 December 2012, the Company has lost more than 50% of the subscribed capital. In accordance with article 100 of the law of 1915 on commercial companies, the board of directors has proposed to the shareholders the continuation of the operations of the Company.

# 5 Amounts owed to affiliated undertakings

Amounts owed to affiliated undertakings can be analysed as follows:

| (amounts expressed in EUR) | 2012 |
|---|---|
| Clearstream International, société anonyme | 21,711 |
| Longitude, LLC | 545,395 |
| Finnovation, société anonyme | 2,363 |
| | **569,469** |

# 6 Other external charges

This caption can be analysed as follows:

| (amounts expressed in EUR) | 2012 |
|---|---|
| Finnovation S.A. (Luxembourg) | 2,055 |
| Clearstream International S.A. (Luxembourg) | 15,684 |
| Longitude L.L.C. (U.S.A.) | 545,395 |
| Board members fees | 64,169 |
| Other external charges | 13,218 |
| | **640,521** |

Other external charges mainly include remuneration for the Board's members, legal advice and travel expenses.

# 7 Net turnover

The net turnover of EUR 34,677 represents the financial accounting support services provided by the Company to Clearstream International S.A.

## Exhibit I

Please see the attached Annual Report for the consolidated financials of International Securities Exchange LLC



**INTERNATIONAL SECURITIES EXCHANGE, LLC**

Financial Statements

December 31, 2013

(With Independent Auditors' Report Thereon)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Independent Auditors' Report

The Member
International Securities Exchange, LLC:

We have audited the accompanying financial statements of International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

April 29, 2014

**INTERNATIONAL SECURITIES EXCHANGE, LLC**

Statement of Financial Condition

December 31, 2013

(In thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 14,388 |
| Accounts receivable, net | | 19,921 |
| Related party receivable | | 634 |
| Income tax receivable | | 9,510 |
| Deferred tax asset, net | | 8,415 |
| Other current assets | | 4,415 |
| Total current assets | | 57,283 |
| Fixed assets, net | | 13,555 |
| Intangible assets, net | | 15,057 |
| Securities owned | | 15,077 |
| Deferred tax asset, net | | 4,257 |
| Other assets | | 1,000 |
| Total assets | $ | 106,229 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 12,148 |
| Related party payable | | 6,462 |
| Income taxes payable | | 600 |
| Compensation and benefits payable | | 17,071 |
| Deferred revenue | | 5,118 |
| Payment for order flow payable | | 749 |
| Other current liabilities | | 3,553 |
| Total current liabilities | | 45,701 |
| Deferred revenue | | 15,151 |
| Compensation and benefits payable | | 6,113 |
| Other liabilities | | 3,661 |
| Total liabilities | | 70,626 |
| Member's equity: | | |
| Total member's equity | | 35,603 |
| Total liabilities and member's equity | $ | 106,229 |

See accompanying notes to financial statements.

**INTERNATIONAL SECURITIES EXCHANGE, LLC**

Statement of Income

Year ended December 31, 2013

(In thousands)

| | |
|---|---|
| Revenues: | |
| Transaction fees | $ 224,194 |
| Member fees and other | 45,207 |
| Market data | 11,991 |
| Management and service fees | 5,298 |
| Total revenues | 286,690 |
| Cost of revenues: | |
| Transaction rebates | 93,411 |
| Activity remittance fees | 9,903 |
| License and data fees | 4,469 |
| Total cost of revenues | 107,783 |
| Net revenues | 178,907 |
| Expenses: | |
| Compensation and benefits | 41,365 |
| Technology and communications | 20,775 |
| Depreciation and amortization | 13,881 |
| Occupancy | 12,076 |
| Professional fees | 11,068 |
| Marketing and business development | 1,294 |
| Other | 3,460 |
| Total expenses | 103,919 |
| Operating income | 74,988 |
| Interest and investment income, net | 1,681 |
| Income before provision for income taxes | 76,669 |
| Provision for income taxes | 32,165 |
| Net income | $ 44,504 |

See accompanying notes to financial statements.

**INTERNATIONAL SECURITIES EXCHANGE, LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2013

(In thousands)

| | | |
|---|---|---|
| Member's equity as of December 31, 2012 | $ | 58,038 |
| Net income | | 44,504 |
| Capital distributions | | (82,390) |
| Capital contributions | | 15,451 |
| Member's equity as of December 31, 2013 | $ | 35,603 |

See accompanying notes to financial statements.

**INTERNATIONAL SECURITIES EXCHANGE, LLC**

Statement of Cash Flows

Year ended December 31, 2013

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 44,504 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation and amortization | | 13,881 |
| Loss on disposal of equipment | | 884 |
| Unrealized (gain)/loss on securities owned, net | | (1,518) |
| Deferred taxes | | (181) |
| (Increase) decrease in operating assets: | | |
| Accounts receivable, net | | 3,340 |
| Related party receivable | | 3,630 |
| Income tax receivable | | 3,703 |
| Securities owned | | (1,897) |
| Other assets | | (61) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | (2,098) |
| Related party payable | | (3,491) |
| Income tax payable | | (8,444) |
| Compensation and benefits payable | | (71) |
| Deferred revenue | | (5,132) |
| Payment for order flow payable | | (593) |
| Other liabilities | | 1,717 |
| Net cash provided by operating activities | | 48,173 |
| Cash flows from investing activities: | | |
| Purchase of fixed assets and intangible assets | | (809) |
| Expenditure on internally developed intangible assets | | (5,461) |
| Net cash used in investing activities | | (6,270) |
| Cash flows from financing activities: | | |
| Capital distributions | | (82,390) |
| Capital contribution | | 15,451 |
| Net cash used in financing activities | | (66,939) |
| Increase in cash and cash equivalents | | (25,036) |
| Cash and cash equivalents, beginning of year | | 39,424 |
| Cash and cash equivalents, end of year | $ | 14,388 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | 69 |
| Cash paid for taxes, net | | 21,761 |

See accompanying notes to financial statements.

## (1) Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and, in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 2007, Eurex Frankfurt AG (Eurex) completed a merger whereby it purchased all the outstanding common stock of ISE Holdings, Inc. (the Parent). Eurex is a wholly owned subsidiary of Deutsche Börse AG (Deutsche Börse). The Company is regulated by the SEC as a registered national securities exchange and operates as a subsidiary of Eurex.

## (2) Basis of Presentation and Significant Accounting Policies

### *(a) Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, income, and cash flows for the period presented.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Revenue Recognition*

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade-date basis. Revenues from transactions are recorded on a gross basis in transaction revenues with related rebates recorded as cost of revenues.

Market data revenues are earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority, LLC (OPRA) as well as from real time and historical data feeds sold directly to exchange members. The Company earns a portion of OPRA's net income based on its pro rata share of industry trade volume. OPRA revenue is recorded as transactions occur on a trade-date basis and other market data revenues are charged and recognized on a monthly or quarterly basis.



(Continued)

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of Competitive Market Maker (CMM) trading rights; fees for use of the Company's communication network, equipment, and trading software; and regulatory and administrative fees. Connectivity, access and communications fees, and equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as earned. Regulatory fees are predominately charged on a trade-date basis.

Management and service fees represent fees for services provided to affiliates of ISE and Eurex. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

Transaction rebates are paid on certain option trades to incentivize market participants to send options order flow to the exchange. These transaction rebates are recorded on a trade-date basis.

Activity remittance fees are paid to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover costs to the government for the supervision and regulation of securities markets and securities professionals. This expense is wholly offset by activity assessment fees charged by the Company to exchange members which is included in transaction fees. These fees are recorded on a settlement-date basis.

License fees are paid to providers of index options products based upon the number of contracts executed on our exchange. This expense is offset by surcharges charged by the Company to exchange members for trading these products, which is included in transaction fees. These fees are recorded on a trade-date basis.

***(d) Noncurrent Deferred Revenue***

The Company sold CMM trading rights pursuant to purchase agreements which grant perpetual trading rights on the Company's exchange. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company currently recognizes revenue from the sale on a straight-line basis over the estimated useful life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.



(Continued)

***(e) Cash and Cash Equivalents***

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

***(f) Accounts Receivable, Net***

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

***(g) Income Taxes***

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with ASC 740, *Income Taxes*, on a separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of ASC 740 which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

***(h) Payment for Order Flow***

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to ASC 605, *Revenue Recognition*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (accounts receivable) with a corresponding liability (payment for order flow payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's statement of financial condition. These funds are not legally restricted and can be used for general corporate purposes.



(Continued)

***(i) Stock-Based Compensation***

The Company accounts for its stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. The Stock Bonus Plan (SBP) is a liability-classified plan for Company's senior executives. Compensation expense is recognized over the relevant vesting period based on the fair value of restricted stock awards with a corresponding increase in liabilities. Compensation expense and liabilities are remeasured based on the fair value of Deutsche Börse shares on each balance sheet date until the award is settled. Upon vesting, Deutsche Börse has an option whether to settle the award in shares or in cash with a corresponding decrease in liability. Historically, these awards have been settled in cash.

***(j) Long-Term Deferred Compensation Plan***

Under terms of the Long-Term Deferred Compensation Plan, eligible employees are awarded a deferred incentive bonus in which the Company will invest its own funds, on behalf of the employee, in amounts equal to the investment choices as designated by the plan participant. The investments are held through an irrevocable grantor trust consisting of several mutual funds. Investments, which are classified as Securities Owned on the statement of financial condition, are carried at fair value with realized and unrealized gains or losses reported in other interest and investment income on the statement of income. The deferred compensation obligations are classified as liabilities and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

***(k) Fixed Assets***

Fixed assets consist of computer hardware, furniture and fixtures, equipment, and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

| | |
|---|---|
| Hardware and equipment | 3 to 7 years |
| Furniture and fixtures | 7 years |

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

***(l) Intangible Assets***

Intangible assets consist of customized and standard software, related licenses, and capitalized software development costs. Intangible assets are amortized using the straight-line method over the estimated useful lives as follows:

| | |
|---|---|
| Trading related software licenses | 5 to 7 years |
| Other software licenses | 3 to 5 years |

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with ASC 350, *Intangibles – Goodwill and Other*. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during


(Continued)

the application development stage are capitalized. Amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

### *(m) Marketing and Business Development*

Advertising costs, including media advertising and production costs, are expensed when incurred.

### *(n) Impairment of Fixed Assets and Intangible Assets*

On a periodic basis, the Company performs a review for the impairment of fixed and intangible assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

### *(o) Credit Risk*

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is not material to its financial condition.

## (3) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

| | | |
|---|---|---|
| Cash at banks | $ | 4,287 |
| Money market funds | | 10,095 |
| Money market funds reserved for payment for order flow program | | 6 |
| Total | $ | 14,388 |

## (4) Accounts Receivable

Accounts receivable consists of the following:

| | | |
|---|---|---|
| Trading related fees | $ | 19,243 |
| Payment for order flow program | | 743 |
| Allowance for doubtful accounts | | (65) |
| Total | $ | 19,921 |

For the year ended December 31, 2013, the write-off for doubtful accounts was $42. The recorded investment in trade receivables past due 90 days or more is $199 as of December 31, 2013.

## (5) Fair Value of Financial Instruments

The Company applies ASC 820, *Fair Value Measurement*, which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2013, all of the Company's securities owned consist of mutual funds and are classified as Level 1 within the fair value hierarchy.

## (6) Noncurrent Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2013. No trading rights were sold during the year ended December 31, 2013. The CMM trading rights were each sold pursuant to purchase agreements for $1.5 million each.

Changes in deferred revenue are as follows:

| | | |
|---|---|---|
| Beginning balance | $ | 20,266 |
| Additions during the period | | — |
| Revenue recognized during the period | | (5,115) |
| Ending balance | $ | 15,151 |



(Continued)

## (7) Fixed Assets

Fixed assets consist of the following:

| | | |
|---|---|---|
| Leasehold improvements | $ | 20,184 |
| Furniture and fixtures | | 1,577 |
| Hardware and equipment | | 24,180 |
| Accumulated depreciation | | (32,386) |
| Total | $ | 13,555 |

The Company recorded $9,295 in depreciation expense for the year ended December 31, 2013.

## (8) Intangible Assets

Intangible assets consist of the following:

| | | |
|---|---|---|
| Trading related software | $ | 27,546 |
| Other intangible assets | | 449 |
| In-process intangible assets | | 1,527 |
| Trading related software – accumulated amortization | | (14,465) |
| Total | $ | 15,057 |

The Company recorded amortization of $4,586 for the year ended December 31, 2013.

The following table presents the estimated amortization expense for each of the five succeeding fiscal years:

| | | Amortization expense |
|---|---|---|
| Year ending December 31: | | |
| 2014 | $ | 4,599 |
| 2015 | | 4,554 |
| 2016 | | 3,091 |
| 2017 | | 1,905 |
| 2018 | | 809 |

In-process intangible assets begin amortization when ready for the asset's intended use. The Company capitalized $4,940 for software licenses and software developed for internal use during the year ended December 31, 2013.

## (9) Member Fees and Other

Member fees and other are comprised of the following:

| | | |
|---|---|---|
| Connectivity, access fees and other fees | $ | 19,365 |
| Communication, equipment and software fees | | 5,173 |
| Regulatory and administrative fees | | 14,600 |
| Other | | 954 |
| Revenue from sale of CMM trading rights | | 5,115 |
| Total | $ | 45,207 |

## (10) Stock-Based Plans

During the year, the Company participated in the Stock Bonus Plan (SBP) for senior executives.

***Stock Bonus Plan***

In order to participate in the SBP, a participant must have earned a SBP award. The number of SBP shares granted is determined by the amount of the individual performance-based SBP award, divided by the grant price (SBP shares awarded). The SBP awards are not delivered at the time the award is determined. Rather, the SBP awards are subject to a two-year vesting period. Within this period, participants cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The participants' claims resulting from the SBP awards are calculated on the first trading day following the last day of the vesting period. The current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares awarded. Deutsche Börse has the option to settle a participant's claim in cash or shares. As a result of the decision by Deutsche Börse to settle prior claims in cash, the compensation cost accrual for all SBP awards are classified as liabilities. The liability is measured as the number of SBP shares awarded multiplied by the market share price at the balance sheet date and is recognized proportionately over the vesting period. No shares were awarded during the year ended December 31, 2013.

Information related to SBP grants is set forth below (dollars and shares in whole amounts):

| Date of grant | Price at grant date | Granted | Adjusted/ forfeited | Unvested December 31, 2011 | Granted | Vested | Adjusted/ forfeited | Unvested December 31, 2012 | Granted | Vested | Adjusted/ forfeited | Unvested December 31, 2013 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| February 11, 2011 | 68.03 | $ 38,995 | (9,086) | 29,909 | — | — | (3,547) | 26,362 | — | (26,362) | — | — |

Compensation expense related to the SBP plan was $186 for the year ended December 31, 2013. As of December 31, 2013, $0 of unrecognized compensation costs related to unvested SBP grants remain to be amortized.

## (11) Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 60% of their annual compensation to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,370 for the year ended December 31, 2013.

Employees are also eligible to participate in a deferred compensation plan established to provide employees with a long-term incentive. Under the terms of the plan, eligible employees are awarded a deferred incentive bonus in which ISE will invest its own funds, on behalf of the employee, in amounts equal to the investment choices by the plan participants into the designated investments options, consisting of several mutual funds. The investment allocations constitute a deemed, not actual, investment for the participating employees. At no time does the participant have beneficial ownership in any investment; rather the allocation is used solely for purposes of adjusting the value of a participant's account based on earnings and losses resulting from the performance of the investment allocation. The investments are held in a trust structured to conform to the model approved by the IRS (an irrevocable grantor's trust) and the assets of the trust are subject to the claims of ISE's general creditors. Investment gains and losses are recorded in other revenue with an offsetting entry to compensation expense. Upon vesting, amounts payable to employee are settled in cash and ISE has no further obligation. Compensation expense related to the deferred compensation plan was $5,232 for the year ended December 31, 2013. As of December 31, 2013, $5,918 of unrecognized compensation costs related to unvested deferred compensation plan remains to be amortized in 2014 to 2017.

## (12) Income Taxes

In accordance with an informal tax arrangement, the Company receives an allocation of ISE Holdings current and deferred income tax. The Company's share is calculated as if it were required to file federal, state, and local tax returns. This allocation from ISE Holdings is presented as provision for income taxes in the statement of income and deferred tax assets in the statement of financial condition.

The provision for income taxes consists of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 24,347 |
| State | | 7,998 |
| Total current | | 32,345 |
| Deferred: | | |
| Federal | | (674) |
| State | | 494 |
| Total deferred | | (180) |
| Total provision for income taxes | $ | 32,165 |

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

| | | |
|---|---|---|
| Deferred tax assets: | | |
| CMM trading rights | $ | 8,444 |
| Compensation-related | | 7,155 |
| Other | | 2,966 |
| Deferred tax liabilities: | | |
| Software development | | (5,246) |
| Other | | (648) |
| Total deferred tax assets, net | $ | 12,671 |

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

| | |
|---|---|
| U.S. federal income tax rate | 35.0% |
| State and local income tax, net of federal income tax benefit | 7.5 |
| Other permanent differences | 0.2 |
| Other | (0.7) |
| Effective tax rate | 42.0% |

The Company's financial data is combined with its parent's, ISE Holdings, on its parent's federal tax return and the following state and local tax returns: Illinois, New Jersey, New York State, and New York City. As of December 31, 2013, ISE Holdings' tax years below are closed to audit through the following year:

- Federal – 2008
- Illinois – 2008
- New Jersey – 2008
- New York State – 2008
- New York City – 2008

For those tax positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. The amount of unrecognized tax benefits, if recognized, that would impact the effective tax rate is $100. At this time, the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

| | | |
|---|---|---|
| Balance as of December 31, 2012 | $ | — |
| Prior period tax positions – increases | | 100 |
| Balance as of December 31, 2013 | $ | 100 |

The Company recognizes accrued interest and penalties, if applicable, related to income taxes in income tax expense. The Company recognized $53 in interest related to income taxes for the year ended December 31, 2013. The Company had $46 for the payment of interest related to income taxes accrued at December 31.

## (13) Capital Distributions and Contributions

Capital distributions from the Company to ISE Holdings during the year ended December 31, 2013 were as follows:

| | | |
|---|---|---|
| Funding provided to parent for its dividend payment to shareholders | $ | (77,000) |
| Funding provided to parent for its investment in associates | | (5,390) |
| Total capital distributions | $ | (82,390) |

| | | |
|---|---|---|
| Return of funding provided to parent for its dividend payment to shareholders | $ | 15,451 |
| Total capital contributions | $ | 15,451 |

## (14) Commitments and Contingencies

### *(a) Litigation*

From time to time, the Company is involved in various routine reviews, regulatory audits, and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcome of any such proceedings or claims is unlikely to have a material adverse effect on the business, financial condition, or operating results of the Company.

### *(b) Contractual Obligations*

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year for data center space, office space and computer equipment. Expenses recorded under these agreements for the year ended December 31, 2013 were $8,885.

Commitments for operating leases are recognized as expense on a straight-line basis over the lease term. At December 31, 2013, future minimum payments for commitments are as follows:

| | | Total |
|---|---|---|
| Year ending December 31: | | |
| 2014 | $ | 10,786 |
| 2015 | | 3,705 |
| 2016 | | 3,361 |
| 2017 | | 2,768 |
| 2018 | | 2,383 |
| Thereafter | | 6,547 |

*(c)* ***Letter of Credit***

The Company has collateralized office space leases through a standby letter of credit. As of December 31, 2013, the Company provided a letter of credit totaling $1,580 collateralized by a certificate of deposit at a financial institution which is included in other assets.

*(d)* ***Guarantees***

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, the Company may, at its sole discretion, indemnify its exchange members for losses they suffer in very limited circumstances.

On January 11, 2013, the Company entered into a guarantee with an affiliated entity, with respect to the completion of a project undertaken by the affiliated entity for a third party. If the affiliated entity fails to meet certain software delivery dates or commits a breach of the agreement with the third party for which there is an associated financial penalty and the affiliated entity fails to itself pay such penalty, the Company is liable under the guarantee to reimburse the third party, on behalf of the affiliated entity, up to a maximum amount of $5 million as of December 31, 2013. The guarantee is subject to increase based on additional projects undertaken by the affiliated entity. There has been no indication to date that the guarantee will become payable.



(Continued)

## (15) Related Party Transactions

The Company provides and receives technology and administrative services to/from affiliates of ISE and Eurex. Listed below are transactions with related parties for the year ended December 31, 2013, as well as payable and receivable balances as of December 31, 2013:

| Related party | Management and service fees earned | Expense | Accounts receivable | Accounts payable | Income tax receivable |
|---|---|---|---|---|---|
| ISE Holdings, Inc. | $ — | — | — | 1,095 | 9,510 |
| Longitude LLC | — | — | 159 | — | — |
| ETC Acquisition Corp | — | — | — | 3,785 | — |
| Topaz Exchange LLC | 1,604 | — | 458 | — | — |
| Deutche Borse Group AG | 183 | 240 | — | 572 | — |
| Eurex Frankfurt AG | — | — | — | 240 | — |
| Finnovation S.A. | 2,669 | 12,856 | — | 769 | — |
| Clearstream Banking S.A. | 175 | — | 17 | — | — |
| U.S. Exchange Holdings, Inc. | — | 72 | — | 1 | — |
| Direct Edge Holdings, LLC | 667 | 677 | — | — | — |
| Handweck Associates, LLC | — | 236 | — | — | — |
| Total | $ 5,298 | 14,081 | 634 | 6,462 | 9,510 |

## (16) Business Concentrations

Revenues are derived in the United States and all of the Company's assets are located in the United States. The Company considers significant customers to be those who account for more than 10% of the Company's net revenues. For the year ended December 31, 2013, two institutional clients accounted for more than 10% of the Company's net revenue.

## (17) Subsequent Events

The Company has performed an evaluation of subsequent events through April 28, 2014. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2013.

## Exhibit J

The following is a list of members of all director and standing committees who hold or have held their offices or positions during the previous year.

### Board of Directors

*June 2013 through June 2014*

**Gary Katz**
President and Chief Executive Officer ISE
Director since January 1, 2008

**Andreas Preuß**
CEO, Eurex
Director since December 19, 2007

***Jürg Spillmann***
Member of the Executive Board at Eurex
Director since December 19, 2007

**Patrick Hickey**
Head of Market Structure
Optiver US, LLC
CMM Director since June 7, 2013

**Michael Juneman**
Managing Director
Citadel Derivatives Group LLC
PMM Director since April 24, 2009

**Elizabeth Martin**
Managing Director and the Head of Global Equities Management
Goldman Sachs & Co.
EAM Director since June 7 2013

**Dennis Medvedsek**
Managing Director
Knight Capital Group
CMM Director since April 25, 2013

**Joseph Sellitto**
Chief Executive Officer
Global Execution Brokers
EAM Director since June 16, 2010

**J. Slade Winchester**
Head of U.S. and international business development, technology and operations

Citigroup Derivatives Markets, Inc.
PMM Director of ISE since June 4, 2009.

Hauke Stars
Chief Information Officer
Deutsche Börse AG
Director since June 4, 2009

**Michael P. Monaco**
Senior Managing Director
Conway Del Genio Gries & Co., LLC
Mr. Monaco has been a non-industry director of ISE since June 4, 2009.

**Joseph Stefanelli**
Retired
Director since May 1, 2007

**David Krell**
Chairperson of ISE since January 1, 2008

**Kenneth Vecchione**
CFO
Apollo Global Management
Director since May 1, 2007

**Christianna Wood**
Chairperson and member of the Board of Directors for the International Corporate Governance Network
Director since June 16, 2010

## Board Commitees

**Executive**
Gary Katz (Chair)
David Krell
Sean Flynn
Andreas Preuss
Kenneth Vecchione
Joseph Stefanelli

**Finance & Audit**
Ken Vecchione (Chair)
Michael Monaco
Christianna Wood
Andreas Preuss

**Compensation**
Joseph Stefanelli (Chair)

Michael Monaco
Ken Vecchione

**Corporate Governance**
Michael Monaco (Chair)
Hauke Stars
Andreas Preuss
Joseph Stefanelli
Ken Vecchione
Christianna Wood
David Krell

**Review Committee**
Joseph Stefanelli (Chair)
Slade Winchester
Denis Medvedsek

# Member Committees

## Current members of the Business Conduct Committee

| | |
|---|---|
| Jason Monteiro<br>Compliance Officer | Barclays Capital<br>(CMM, EAM) |
| Stephen Fajardo<br>Compliance Director | Deutsche Bank<br>(PMM, CMM) |
| David Spack<br>Chief Compliance Officer | New Albion Partners LLC<br>(EAM) |
| Vincent Cucci, III<br>Vice President | HSBC Securities, Inc<br>(EAM) |
| David Creagan<br>Director | Merrill Lynch-Broker Dealer Executions<br>(EAM) |
| Kristofer Williams<br>Compliance Officer | Morgan Stanley<br>(PMM, CMM & EAM) |
| Mark Straubel<br>Compliance Officer | Nomura Securities<br>(EAM) |
| Brad Jacobowitz<br>Compliance Director | Interactive Brokers<br>(CMM) |
| Steve Appelson<br>Compliance Officer | UBS Securities LLC<br>(PMM, CMM, EAM) |
| Justin Kletter<br>Compliance Officer | Merrill Lynch<br>(PMM, CMM, EAM) |
| Daniel Tapia<br>Chief Financial Officer | WallachBeth Capital, LLC<br>(CMM, EAM) |
| David Cavicke<br>Compliance Director | Wolverine Trading LLC |

## Current members of the Allocation Committee

Boris Ilyevsky

Jeanine Hightower

Dan Amar

Samir Patel

Michael Fodor

## Exhibit K

Shareholders that directly own 5% or more of a class of voting security:

International Securities Exchage Holdings, Inc.
60 Broad Street
New York, NY 10004
Class A Common Stock 100%
Control Person

# Exhibit M

**Alphabetical List of Members of International Securities Exchange, LLC**
**as of June 30, 2013**

**ABN AMRO Clearing Chicago LLC**
May 1, 2000
401 South LaSalle Street, 17th Floor, Chicago, IL 60605
Contact: Monika Tyrichtrova, (312) 341-8595
Electronic Access Member (self clearing public business and proprietary trading (JBO-only), and third party clearing)
Electronic Access Member Trading Right

**Akuna Securities LLC**
January, 11, 2013
36 S Wabash, Suite 310 Chicago IL 60603 USA
Contact: John Harris 312 994 4644
Competitive Market Maker Member (1 Memberships)
Competitive Market Making Trading Rights

**Albert Fried & Company, LLC**
October 10, 2008
60 Broad Steet, New York, NY 10004
Contact: Thomas Alburtus, (212) 422-7280
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Andrie Trading, LLC**
January 18, 2006
440 South LaSalle Street, Suite 1901, Chicago, IL 60605
Contact John Andrie, (312) 431-7395
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

**Apex Clearing Corporation**
1700 Pacific Avenue Suite 1400
Dallas, TX 75201
Contact: Abigail Perkins 214-765-1019
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

**Archelon LLC**
September 20, 2001 (EAM); July 5, 2002 (CMM)
411 South Wells Street, Suite 1200, Chicago, IL 60607
Contact: John A. Koltes, (312) 461-0300
Competitive Market Maker Member (8 Memberships)
Competitive Market Making Trading Rights

**Archipelago Securities, LLC**
January 18, 2006
440 South LaSalle Street, Suite 1901, Chicago, IL 60605
Contact : Deborah Connor, 312-442-7772
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**Automated Trading Desk Financial Services, LLC**
May 16, 2007
11 eWall St., Mount Pleasant, SC 29464
Contact: Andrea Shafer, (843) 789-2070
Electronic Access Member (public business)

Electronic Access Member Trading Right

**Barclays Capital, Inc.**
October 18, 2005, October 29, 2002 (CMM)
745 Seventh Avenue, New York, NY 10019
Contact: Eric Levine (212)526-2173
Contact: Electronic Access Member (self clearing public business and proprietary trading)
Competitive Market Maker Member (10 Memberships)
Electronic Access Member & Competitive Market Making Trading Rights

**Baycrest Partners, LLC**
October 3, 2008
40 Wall St., 45th Fl, New York, NY 10005
Contact: Lisa Carbonara, (212) 480-1400
Electronic Access Member (prop. business)
Electronic Access Member Trading Right

**BGC Financial, LP**
August 7, 2009
199 Water Street, 19th Floor, New York, NY 10005
Contact: Shaun McDonnell, (646) 346-7412
Electronic Access Member (Agency business)
Electronic Access Member Trading Right

**Belvedere Trading, LLC**
June 9, 2008
401 S. LaSalle St., Ste. 1500, Chicago, IL 60604
Contact: Sheryl Peven, (312) 893-3753
Electronic Access Member (prop. business)
Electronic Access Member Trading Right

**Benchmark Company**
February 4, 2004
40 Fulton Street, New York, NY 10038
Contact: Julian Krukowski (212) 312-6760
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Bloomberg Tradebook LLC**
September 20, 2006
731 Lexington Ave. New York, NY 10022
Contact: John Byrne, (416) 351-0394
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Blue Vase Securities, LLC**
November 16, 2011
8 Livingston Street, Suite 10
Rhinebeck, NY 12572
Contact: Peter Santoro (845)871-1742
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Blue Capital Group LLC**
July 7, 2005
790 Estate Drive, Suite 250, Deerfield, IL 60015
Contact: Brian Casper, (847) 267-6614

Competitive Market Maker Member (1 Membership)
Competitive Market Maker Trading Right

**BMO Capital Markets Corp.**
July 19, 2010
3 Times Square, New York, NY 10036
Contact: James Baggio, (212) 351-0394
Electronic Access Member (public business)
Electronic Access Member Trading Right

**BNP Paribas Prime Brokerage, Inc.**
January 16, 2013 (EAM)
787 7th Avenue, 8th Floor, New York, NY 10019
Contact: Andy Yeo, (201) 850.5170
Electronic Access Member (Clearing Only)
Electronic Access Member Trading Right

**BNP Paribas Securities Corp.**
November 13, 2001 (EAM); September 19, 2002 (CMM)
787 7th Avenue, 8th Floor, New York, NY 10019
Contact: Geriane Esposito, (201) 850.5170
Electronic Access Member (public trading)
Electronic Access Member Trading Right

**BTIG, LLC**
May 7, 2008
825 3rd Ave., 7th Fl., New York, NY 10022
Contact: Kevin Chessen, (212) 593-7576
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Cantor Fitzgerald & Co.**
September 23, 2002
135 E. 57th Street, New York, NY 10022
Contact: Robert J. Mulligan, (212) 829-4856
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Casey Securities, Inc.**
September 1, 2000
220 Montgomery Street, Suite 462, San Francisco, CA 94104
Contact: Michele M. May, (415) 421-5626
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**CIBC World Markets Corp.**
July 14, 2000
245 Park Avenue, 42nd Floor, New York, NY 10167
Contact: Michael S. Driscoll, (917) 332-4201
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member Trading Right

**Citadel Securities LLC**
November 22, 2002
131 S. Dearborn Street, Chicago, IL 60603
Contact: Matthew Hinerfeld, (312) 395-3123
Electronic Access Member (public business)
Electronic Access Member Trading Right
Primary Market Maker Member (2 Membership)
Competitive Market Maker Member (9 Memberships)

Primary Market Making & Competitive Market Making Trading Rights

**Citigroup Derivatives Markets Inc.**
December 8, 2004
390 Greenwich Street, New York, NY 10013
Contact: Amy Reich, (212) 723-5781
Primary Market Maker Member (2 Membership)
Competitive Market Maker Member (9 Memberships)
Primary Market Making & Competitive Market Making Trading Rights

**Citigroup Global Markets Inc.**
May 25, 2000
390 Greenwich Street, New York, NY 10013
Contact: Amy Reich, (212) 723-5781
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member Trading Right

**Canaccord Genuity Inc.**
September 9, 2012
350 Madison Avenue New York, NY 10005
Contact: Richard Sorrentino, (212) 402-5018
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Compass Professional Services, LLC**
June 29, 2005
111 West Jackson Blvd. 20th Floor
Chicago, IL 60604
Contact: Joe Jogmen (312) 692-5010
Electronic Access Member (clearing only)
Electronic Access Member Trading Right

**Consolidated Trading LLC**
April 12, 2010
440 S. LaSalle St., Ste. 1900 Chicago, IL 60605
Contact: Daniel Medic 312-360-7352
Electronic Access Member (Proprietary only)
Electronic Access Member Trading Right

**Cor Clearing Corp.**
October 17, 2002
10250 Regency Circle, Omaha, NE 68114
Contact: William Zelasko, (402) 392-7987
Electronic Access Member (self clearing agency and third party clearing)
Electronic Access Member Trading Right

**Cowen & Company, LLC**
May 11, 2006
1221 Avenue of the Americas, New York, NY 10020
Contact: Thomas Considine, (646) 562-1556
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Credit Suisse Securities (USA) LLC**
May 9, 2000 (EAM), July 31, 2002 (CMM)
11 Madison Avenue, New York, NY 10010
Contact: Albert An, (212) 322-1183
Competitive Market Maker Member (10 Memberships)
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member & Competitive Market Making Trading Rights

**CTC, L.L.C.**
June 25, 2001 (EAM)
440 South LaSalle Street, Suite 1850, Chicago, IL 60605
Contact: Ms. Kristin Thresher, (312) 863-8011
Competitive Market Maker Member (1 Membership)
Electronic Access Member (proprietary trading)
Competitive Market Making & Electronic Access Member Trading Rights

**DART Executions LLC**
November 12, 2007
230 S. LaSalle, Ste. 400, Chicago, IL 60604
Contact: Kathleen Rowan, (312) 244-5408
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**Dash Financial LLC**
June 1, 2001
141 West Jackson Blvd., Suite 3510, Chicago, IL 60604
Contact: Robert Sheehan, (312) 663-3655
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**DRW Securities, LLC**
October 6, 2011
540 West Madison, Chicago, IL 60606
Contact: Rob Armour, (312) 244-5408
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

**Deutsche Bank Securities Inc.**
May 1, 2000
31 West 52nd Street, New York, NY 10019
Contact: Margaret O'Brien, (212) 469-4931
Electronic Access Member (self clearing public business and proprietary trading, third party clearing)
Electronic Access Member Trading Right

**Elevation LLC**
1535 Elizabeth Avenue Suite 203
Charlotte, NC 28204
Contact: Patrick Sheehan, (704) 926-1100
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**Exane, LLC**
September 20, 2006
640 Fifth Ave., 15th Fl., New York, NY 10111
Contact: Scott Eveleth, (212) 634-5165
Electronic Access Member (public business)
Electronic Access Member Trading Right

**FBR Capital Markets & Co.**
1001 19th Street North, Arlington VA 22209
Contact: Scott Eveleth, (212) 634-5165
Electronic Access Member (public business)
Electronic Access Member Trading Right

**FGC Securities, LLC**
December 18, 2012
12 Desbrosses Street, 1st Floor
New York, NY 10013
Contact: John Foley, (212) 931-0745
Electronic Access Member (agency business)

Electronic Access Member Trading Right

**First Clearing, LLC**
June 20, 2003
1700 Wheat First Road, WS1069, Glen Allen, VA 23060
Contact: Jessica Maceyras, (804) 965-2209
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**GFI Securities LLC**
December 4, 2003
100 Wall Street, 4th floor, New York, NY 10005
Contact: William Shields, (212) 968-4122
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Global Execution Brokers, LP**
January 15, 2004
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Electronic Access Member (agency trading)
Electronic Access Member Trading Right

**Goldman, Sachs & Co.**
May 1, 2000
85 Broad Street, New York, NY 10004
Contact: Mark Dehnert, (212) 902-3362
Primary Market Maker Member (2 Memberships)
Competitive Market Maker Member (8 Memberships)
Electronic Access Member (public business)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

**Goldman Sachs Execution & Clearing, L.P.**
May 1, 2000
120 Broadway, New York, NY 10271
Contact: Mark Dehnert, (212) 902-3362
Competitive Market Maker Member (11 Memberships lessor)
Electronic Access Member (self clearing public business and proprietary trading)
Competitive Market Making & Electronic Access Member Trading Rights

**Group One Trading, L.P.**
May 1, 2000 (EAM) November 21, 2002 (CMM)
2 Rector Street, Suite 1001, New York, NY 10006
Contact: David McKenzie, (646) 827-6003
Electronic Access Member (proprietary trading)
Electronic Access Member Trading Rights

**Hardcastle Trading USA L.L.C.**
October 30, 2003
1 Barker Avenue, White Plains, NY 10601
Contact: Vanessa Life, (914) 285-9260
Electronic Access Member (public business)
Electronic Access Member Trading Right

**HRT Financial LLC**
January 7, 2011
32 Old Slip, 30th Floor
New York, NY 10005
Contact: Adam Nunes (212) 293-1927
Electronic Access Member (public business)
Electronic Access Member Trading Right

**HSBC Securities (USA) Inc.**
March 15, 2006
452 Fifth Avenue, New York, NY 10018
Contact: Thomas Cesare (212) 525-2658
Electronic Access Member (public business)
Electronic Access Member Trading Right

**IMC Financial Markets**
April 27th, 2005
111 West Jackson Blvd, Chicago, IL 60605
Contact: Tobias Hekster, (312) 362-3713
Competitive Market Maker (3 membership)
Electronic Access Member (public business)
Competitive Market Making & Electronic Access Member Trading Rights

**Instinet, LLC**
November 9, 2006
3 Times Square, 7th Fl., New York, NY 10019
Contact: Kevin Shea (212) 310-7862
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Interactive Brokers LLC**
May 1, 2000
Two Pickwick Plaza, 2nd Floor, Greenwich, CT 06830
Contact: Bradford L. Jacobowitz, (203) 618-5863
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**International Correspondent Trading Inc.**
May 1, 2000
525 West Washington Blvd., Jersey City, NJ 07310
Contact: Ilana Ben-Mayor, (201) 222-9300
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Israel A. Englander & Co. Inc.**
May 1, 2000
666 Fifth Avenue, New York, NY 10103
Contact: Stephen R. Tobias, (212) 705-1720
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**ITG Derivatives LLC**
February 1, 2002
30 South Wacker Drive, Suite 1610, Chicago, IL 60606
Contact: Joe Perry, (312) 637-7657
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Jefferies & Company, Inc.**
March 11, 2002
520 Madison Avenue, 12th Floor, New York, NY 10022
Contact: Al R. Petrillo, (212) 336-7140
Electronic Access Member (third party clearing)
Electronic Access Member Trading Right

**J.P. Morgan Securities Inc.**
December 21, 2000 (EAM); August 20, 2001 (CMM)
60 Wall Street, New York, NY 10260
Contact: Scott Palmer, (212) 648-9465
Competitive Market Maker (14 membership)
Electronic Access Member (self clearing public business)

Electronic Access Member & Competitive Market Making Trading Rights

**J.P. Morgan Clearing Corp.**
December 21, 2000 (EAM)
60 Wall Street, New York, NY 10260
Contact: Scott Palmer, (212) 648-9465
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Rights

**KCG Americas, LLC**
October 10, 2009
545 Washington Blvd., Jersey City, NJ 07310
Contact: Len Amoruso (201) 557-6892
Competitive Market Maker (10 membership)
Electronic Access Member (Public business)
Electronic Access Member Trading Right& Competitive Market Making Trading Rights

**Lek Securities Corporation**
July 14, 2000
140 Broadway – 29th Floor, New York, NY 10005
Contact: Daniel Hanuka, (212) 509-2300
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**Lime Brokerage LLC**
625 Broadway, 12th Floor
New York, NY 10012
Contact: William St. Laurent, (212) 509-2300
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Liquidpoint LLC**
December 12, 2001
311 South Wacker Drive, Suite 3800, Chicago, IL 60606
Contact: Michael McNamara, (312) 986-2006
Electronic Access Member (agency business and proprietary trading)
Electronic Access Member Trading Right

**Louis Capital Markets, LP**
April 19, 2006
500 Fifth Ave., Ste. 2010, New York, NY 10110
Contact: Nat Minuci, (212) 651-3172
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Merrill Lynch, Pierce, Fenner & Smith Incorporated**
May 1, 2000
World Financial Center – North Tower, New York, NY 10281-1305
Contact: Tom Watson, (212) 449-8637
Competitive Market Maker Member (Lessor only)
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member & Competitive Market Making Trading Rights

**Merrill Lynch Professional Clearing Corporation**
May 12, 2000
101 Hudson Street, Jersey City, NJ 07302
Contact: Linda Messinger, (212) 670-2241
Primary Market Maker Member (1 Membership)
Competitive Market Maker Member (9 Memberships)
Electronic Access Member (self clearing public business and proprietary trading, and third party clearing)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

**MKM Partners, LLC**
June 25, 2012
300 First Stamford Place, 4th Floor East Stamford, CT 06902
Contact: Bill Acuri (203) 987-4005
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Morgan Stanley & Co. Incorporated**
May 1, 2000
1585 Broadway, New York, NY 10036-8293
Contact: Stanley Chung, (212) 762-8193
Primary Market Maker Member (1 Memberships
Competitive Market Maker Member (9 Memberships)
Electronic Access Member (self clearing public business and proprietary trading)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

**MPS Global Securities, LLC**
May 20, 2010
850 Third Avenue – 17th Floor, New York, NY 10022
Contact: Howard Elisofon, (212) 331-6401
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

**National Financial Services LLC**
April 30, 2002
265 Franklin Street, Mail Zone A6A, Boston, MA 02110
Contact: Matthew B. Gelber, (212) 563-3095
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**Natixis Securities Americas LLC**
December 11, 2011
9 West 57th Street, 36th Floor, New York, NY 10019
Contact: Paul Sieczka (212) 891-6177
Electronic Access Member (prop & self clearing business)
Electronic Access Member Trading Right

**New Albion Securities, LLC**
July 17, 2005
220 Montgomery Street, Suite 462, San Francisco, CA 94104
Contact: Michele M. May, (415) 421-5626
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Newedge USA, LLC**
September 20, 2001
630 Fifth Avenue, Suite 500, New York, NY 10111
Contact: Robert Bond, (646) 557-8531
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Neuberger Berman, LLC**
April 10, 2003
605 3rd Avenue, New York, NY 10158
Contact: Robert Traversa (212) 476-9268
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**Nomura Securities International, Inc.**
December 28, 2006
2 World Financial Center, New York, NY 10281
Contact: John Noonan (212) 667-9131
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Oppenheimer & Co. Inc**
March 17, 2004
125 Broad Street, 16th Fl., New York, NY 10004
Contact: Allen Holeman, (212) 668-8944
Electronic Access Member (self clearing public business)
Electronic Access Member Trading Right

**optionsXpress, Inc.**
April 22, 2002
39 S. LaSalle St., Suite 220, Chicago, IL 60603
Contact: David S. Kalt, (312) 630-3300
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Optiver US, LLC**
September 3, 2003
440 South La Salle, Suite 1121, Chicago IL 60605
Contact: Amy Shelly, (312) 347-3310
Competitive Market Maker Member (1Membership)
Electronic Access Member (proprietary business)
Electronic Access Member & Competitive Market Making Trading Rights

**OTR Global Trading LLC**
December 12, 2008
1 Manhattanville Road, Purchase, NY 10577
Contact: John Hanratty, (914) 460-4022
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

**PEAK6 Capital Management LLC**
November 1, 2001(EAM), March 17, 2004 (CMM)
209 S. LaSalle Street, Suite 200, Chicago, IL 60604
Contact: Donna McDonald, (312) 362-2438
Electronic Access Member (proprietary trading)
Electronic Access Member Trading Right

**Pershing LLC**
August 23, 2000
One Pershing Plaza, Jersey City, NJ 07399
Contact: Paul Wigdor, (201) 413-3235
Electronic Access Member (Broker)
Electronic Access Member Trading Right

**Pictet Overseas Inc.**
August 5, 2003
1800 McGill College Avenue, Suite 2900, Montreal, Quebec H3A 3J6
Contact: Deodat Le (214) 765-1137
Electronic Access Member (public business)
Electronic Access Member Trading Right

**PTR, Inc.**
March 5, 2003
Suite 705, 1900 Market Street, Philadelphia, PA 19103

Contact: James Crompton (215) 496-1860
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

**Quantlab Securities, LP**
December 16, 2011
4200 Montrose Blvd.
Houston, TX 77006
Contact: Michael Williams (713) 333-3704
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

**RBC Capital Markets Corporation**
November 19, 2002
165 Broadway, One Liberty Plaza, New York, NY 10006
Contact: Paul May, (212) 858-7107
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Raymond James & Associates, Inc.**
March 28, 2013
880 Carrillon Parkway, Saint Petersburg, FL 33716
Contact: Stacy Barko 727-567-1399
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Raymond C. Forbes & Co., Inc.**
May 17, 2007
30 Broad Street, 20th Floor, New York, NY 10004
Contact: Patricia Forbes, (212) 742-8140
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**Robert W. Baird & Co., Inc.**
May 15, 2014
777 E. Wisconsin Avenue
Milwaukee, WI 53202
Contact Eric Field (414)765-1461
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Rosenblatt Securities Inc.**
June 27, 2012
20 Broad Street, 26th Floor
New York, NY 10005
Charles Roney 212-607-3120
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Sanford C. Bernstein & Co., LLC**
January 17, 2007
1345 Ave. of the Americas, New York, NY 10105
Contact Joseph DeBellis (212) 969-1382
Electronic Access Member (proprietary business)
Electronic Access Member Trading Right

**Santander Investment Securities Inc.**
July 15, 2011
45 East 53rd Street, New York, NY 10022
Contact: William A. Delaney 212-407-7811
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Scotia Capital (USA) Inc.**
October 4, 2010
1 Liberty Plaza, New York, NY 10006
Contact: Joseph Denci (212) 225-6506
Electronic Access Member
Electronic Access Member Trading Right

**SG Americas Securities, LLC**
May 1, 2000
1221 Avenue of the Americas, New York, NY 10020
Contact: Mark Commander (212) 278-6412
Electronic Access Member (public, prop., & third party clearing)
Electronic Access Member Trading Right

**Susquehanna Investment Group**
September, 17 2004
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Competitive Market Maker Member (10 Memberships)
Competitive Market Making &Trading Rights
**Susquehanna Securities**
March 11, 2014
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Competitive Market Maker Member (1 Memberships)
Competitive Market Making &Trading Rights

**Sumo Capital, LLC**
141 West Jackson, Ste 1280 Chicago, IL 60604
Contact: John H. Superson, 312-362-4550
Electronic Access Member
Electronic Access Member Trading Right

**Southwest Securities, Inc.**
February 28, 2002
1201 Elm Street, Suite 3500, Dallas, TX 75270
Contact: Phyllis Knowles, (214) 859-1005
Electronic Access Member (self clearing public business and proprietary trading, and third party clearing)
Electronic Access Member Trading Right

**TFS Derivatives Corporation**
January 12, 2004
17 State St., 41st Fl., New York, NY 10004
Contact: David Merola (212) 483-9839
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Timber Hill LLC**
May 1, 2000 (CMM); August 23, 2000 (PMM)
Two Pickwick Plaza, 2nd Floor, Greenwich, CT 06830
Contact: Bradford L. Jacobowitz, (203) 618-5863
Primary Market Maker (1 Memberships)
Competitive Market Maker Member (9 Memberships)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

**Tradestation Securities, Inc.**
January 12, 2004
8050 SW 10th Street, Suite 2000, Plantation, FL 33324
Contact: Joseph Nikolson (954) 652-7701
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Tradition Asiel Securities Inc.**
November 16, 2005
75 Park Pl., 4th Fl., New York, NY 10007
Contact: John Morgan (212) 791-6485
Electronic Access Member (public business)
Electronic Access Member Trading Right

**TradeKing**
October 4, 2006
5455 N. Federal Highway, Ste. E, Boca Raton, FL 33487
Contact: Francesco Mattini, (877)495-5464
Electronic Access Member (public business)
Electronic Access Member Trading Right

**UBS Financial Services, Inc.**
July 6, 2000
1285 Avenue of the Americas, New York, NY 10019-6028
Contact: Mario DiTrapani, (201) 352-4664
Electronic Access Member (self clearing public business and proprietary trading)
Electronic Access Member Trading Right

**UBS Securities LLC**
May 9, 2000 (EAM), August 22, 2003 (CMM), January 25, 2004
677 Washington Boulevard, Stamford, CT 06901
Contact: Jason Montero, (203) 719-1213
Primary Market Maker (1 Memberships)
Competitive Market Maker Member (9 Memberships)
Electronic Access Member (self clearing public business and proprietary trading)
Primary Market Making, Competitive Market Making & Electronic Access Member Trading Rights

**Virtu Financial Capital Markets LLC**
April 28, 2005
345 N. Maple Drive, Suite 205, Beverly Hills, CA 90210
Contact: Naomi Stal, (310) 595-1051
Competitive Market Maker Member (1 Membership)
Competitive Market Making Trading Rights

**Vandham Securities Corp.**
March 12, 2003
767 Third Avenue, New York, NY 10017
Contact: David Fife (212) 223-7306
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

**Volant Liquidity, LLC**
7 World Trade Center, Suite 3301
New York, NY 10007
Contact: Will Shin 646-484-3005
Competitive Market Maker Member (3 Memberships)
Electronic Access Member (proprietary business)
Competitive Market Making & Electronic Access Member Trading Rights

**Wells Fargo Advisors, LLC**
June 26, 2003
1 Wachovia Center, NC-0600, Charlotte, NC 28288
Contact: Thomas Golen (704) 383-5658
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

**Wells Fargo Securities, LLC**
March 12, 2003
1 Wachovia Center, NC-0600, Charlotte, NC 28288
Contact: Thomas Golen (704) 383-5658
Electronic Access Member (Clearing)
Electronic Access Member Trading Right

**Wall Street Access**
December 21, 2000
17 Battery Place, 11th Floor, New York, NY 10004
Contact: William Lavin, (212) 232-5602
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Weeden & Co., L.P.**
June 21, 2012
145 Main Street, Greenwich, CT 06830
Contact: Jeff Sansone (203) 861-7690
Electronic Access Member (public business)
Electronic Access Member Trading Right

**Wedbush Securities Inc.**
June 26, 2007
1000 Wilshire Blvd., 9th Fl., Los Angeles , CA 90017
Contact: Kevin Beadles, (213) 688-8000
Electronic Access Member (agency business)
Electronic Access Member Trading Right

**Walleye Trading, LLC**
June 24, 2005
294 Grove Lane East, Wayzata, MN 55391
Contact: Pete Goddard, (952) 345-6611
Lessor Member (Non-Broker Dealer)
Competitive Market Making Trading Rights

**Wolverine Trading, L.P.**
May 1, 2000
311 South Wacker Drive, Suite 1865, Chicago, IL 60606
Contact: Kelli Meno, (312) 884-4000
Competitive Market Maker Member (10 Memberships)
Electronic Access Member (proprietary business)
Competitive Market Making & Electronic Access Member Trading Rights

**Wolverine Execution Services, LLC**
May 1, 2000
311 South Wacker Drive, Suite 1865, Chicago, IL 60606
Contact: Matt Abraham, (312) 884-4000
Electronic Access Member (public business)
Electronic Access Member Trading Right

**X-Change Financial Access LLC**
December 22, 2006
111 W. Jackson Blvd., Ste. 1156, Chicago, IL 60604
Contact: Greg Rich, (312) 884-4000
Electronic Access Member (public business)
Electronic Access Member Trading Right

## Exhibit N

(1) Securities listed on the International Securities Exchange, LLC, as of June 29, 2014 all of which are issued by the Options Clearing Corporation, are standardized put and call option contracts for the 2993 underlying securities and indexes identified in the attached list.

(2) There are no securities admitted to unlisted trading privileges on the International Securities Exchange, LLC.

(3) There are no unregistered securities admitted to trading on the International Securities Exchange, LLC. which are exempt from registration under Section 12(a) of the Act.

(4) There are no other securities traded on the International Securities Exchange, LLC

| SYMBOL | NAME |
| --- | --- |
| A | AGILENT TECHNOLOGIES INC. |
| AA | ALCOA INC. |
| AAL | AMERICAN AIRLINES GROUP INC |
| AAN | AARONS INC. |
| AAP | ADVANCE AUTO PARTS INC. |
| AAPL | APPLE INC |
| AAV | ADVANTAGE ENERGY INCOME FUND |
| AAWW | ATLAS AIR WORLDWIDE HOLDINGS |
| AB | ALLIANCEBERNSTEIN HOLDING L.P. |
| ABAX | ABAXIS INC |
| ABB | ABB LTD. |
| ABBV | ABBVIE INC |
| ABC | AMERISOURCEBERGEN CORP. |
| ABCO | ADVISORY BOARD CO/THE |
| ABEV | AMBEV SA |
| ABG | ASBURY AUTOMOTIVE GROUP INC. |
| ABMD | ABIOMED INC. |
| ABT | ABBOTT LABORATORIES |
| ABTL | AUTOBYTEL INC |
| ABX | BARRICK GOLD CORPORATION |
| ACAD | ACADIA PHARMACEUTICALS INC. |
| ACAS | AMERICAN CAPITAL LTD |
| ACAT | ARCTIC CAT INC |
| ACC | AMERICAN CAMPUS COMMUNITIES INC. |
| ACCO | ACCO BRANDS CORP |
| ACE | ACE LIMITED |
| ACET | ACETO CORP |
| ACFN | ACORN ENERGY INC |
| ACH | ALUMINUM CORP. OF CHINA LTD. |
| ACHC | ACADIA HEALTHCARE CO INC |
| ACHN | ACHILLION PHARMACEUTICALS INC. |
| ACI | ARCH COAL INC. |
| ACIW | ACI WORLDWIDE INC. |
| ACLS | AXCELIS TECHNOLOGIES INC |
| ACM | AECOM TECHNOLOGY CORP |
| ACMP | ACCESS MIDSTREAM PARTNERS LP |
| ACN | ACCENTURE PLC. |
| ACOR | ACORDIA THERAPEUTICS INC. |
| ACRE | ARES COMMERCIAL REAL ESTATE CO |
| ACRX | ACELRX PHARMACEUTICALS INC |
| ACT | ACTAVIS INC |
| ACTG | ACACIA RESEARCH |
| ACUR | ACURA PHARMACEUTICALS INC. |
| ACW | ACCURIDE CORP. |
| ACXM | ACXIOM CORP. |
| ADBE | ADOBE SYSTEMS INCORPORATED |

| | |
|---|---|
| ADEP | ADEPT TECHNOLOGY INC |
| ADES | ADVANCED EMISSIONS SOLUTIONS I |
| ADI | ANALOG DEVICES INC. |
| ADK | ADCARE HEALTH SYSTEMS INC |
| ADM | ARCHER-DANIELS-MIDLAND COMPANY |
| ADNC | AUDIENCE INC |
| ADP | AUTOMATIC DATA PROCESSING INC. |
| ADS | ALLIANCE DATA SYSTEMS CORP. |
| ADSK | AUTODESK INC. |
| ADT | ADT CORP |
| ADTN | ADTRAN INC. |
| ADVS | ADVENT SOFTWARE INC |
| ADXS | ADVAXIS INC |
| AEC | ASSOCIATED ESTATES REALTY CORP |
| AEE | AMEREN CORPORATION |
| AEG | AEGON NV |
| AEGR | AEGERION PHARMACEUTICALS INC. |
| AEIS | ADVANCED ENERGY |
| AEL | AMERICAN EQUITY INVESTMENT LIF |
| AEM | AGNICO-EAGLE MINES LIMITED |
| AEO | AMERICAN EAGLE OUTFITTERS |
| AEP | AMERICAN ELECTRIC POWER COMPANY INC. |
| AER | AERCAP HOLDINGS N.V. |
| AES | THE AES CORPORATION |
| AET | AETNA INC. |
| AF | ASTORIA FINANCIAL CORP |
| AFAM | ALMOST FAMILY INC. |
| AFFX | AFFYMETRIX INC. |
| AFL | AFLAC INC. |
| AFOP | ALLIANCE FIBER OPTIC PRODUCTS |
| AFSI | AMTRUST FINANCIAL SERVICES INC. |
| AG | FIRST MAJESTIC SILVER CORP. |
| AGCO | AGCO CORP |
| AGEN | AGENUS INC |
| AGI | ALAMOS GOLD INC |
| AGIO | AGIOS PHARMACEUTICALS INC |
| AGN | ALLERGAN INC. |
| AGNC | AMERICAN CAPITAL AGENCY CORP |
| AGO | ASSURED GUARANTY LTD. |
| AGQ | PROSHARES ULTRA SILVER |
| AGRO | ADECOAGRO SA |
| AGU | AGRIUM INC. |
| AHL | ASPEN INSURANCE HOLDINGS LTD |
| AHS | AMN HEALTHCARE SRVS |
| AHT | ASHFORD HOSPITALITY TRUST INC |
| AI | ARLINGTON ASSET INVESTMENT COR |
| AIG | AMERICAN INTERNATIONAL GROUP INC |

| | |
|---|---|
| AINV | APOLLO INVESTMENT CORP. |
| AIR | AAR CORP. |
| AIRM | AIR METHODS CORP |
| AIV | APARTMENT INVEST MGMT |
| AIXG | AIXTRON AG |
| AIZ | ASSURANT INC |
| AJG | ARTHUR J GALLAGHER & CO. |
| AKAM | AKAMAI TECHNOLOGIES |
| AKG | ASANKO GOLD INC |
| AKRX | AKORN INC |
| AKS | AK STEEL HOLDING CORPORATION |
| AL | AIR LEASE CORP. |
| ALB | ALBEMARLE CORPORATION |
| ALDW | ALON USA PARTNERS LP |
| ALGN | ALIGN TECHNOLOGY INC |
| ALGT | ALLEGIANT TRAVEL COMPANY |
| ALIM | ALIMERA SCIENCES INC |
| ALJ | ALON USA ENERGY INC. |
| ALK | ALASKA AIR GROUP INC. |
| ALKS | ALKERMES INC. |
| ALL | THE ALLSTATE CORPORATION |
| ALLE | ALLEGION PUBLIC LIMITED CO |
| ALLT | ALLOT COMMUNICATIONS LTD. |
| ALLY | ALLY FINANCIAL INC |
| ALNY | ALNYLAM PHARMACEUTICALS INC. |
| ALOG | ANALOGIC CORP |
| ALR | ALERE INC. |
| ALSK | ALASKA COMMUNICATIONS SYSTEMS GROUP INC. |
| ALSN | ALLISON TRANSMISSION HOLDINGS |
| ALTR | ALTERA CORPORATION |
| ALU | ALCATEL-LUCENT |
| ALV | AUTOLIV INC. |
| ALXA | ALEXZA PHARMACEUTICALS INC. |
| ALXN | ALEXION PHARMACEUTICALS INC. |
| AMAG | AMAG PHARMACEUTICALS INC. |
| AMAT | APPLIED MATERIALS INC. |
| AMBA | AMBARELLA INC |
| AMBC | AMBAC FINANCIAL GROUP INC |
| AMC | AMC ENTERTAINMENT HOLDINGS INC |
| AMCC | APPLIED MICRO CIRCUITS CORPORATION |
| AMCN | AIRMEDIA GROUP INC |
| AMCX | AMC NETWORKS INC. CL A |
| AMD | ADVANCED MICRO DEVICES INC. |
| AME | AMETEK INC. |
| AMED | AMEDISYS INC. |
| AMG | AFFILIATED MANAGERS GROUP INC |
| AMGN | AMGEN INC. |

| | |
|---|---|
| AMH | AMERICAN HOMES 4 RENT |
| AMJ | JP MORGAN ALERIAN MLP INDEX ETN |
| AMKR | AMKOR TECHNOLOGY INC. |
| AMLP | ALERIAN MLP ETF |
| AMP | AMERIPRISE FINANCIAL INC. |
| AMPE | AMPIO PHARMACEUTICALS INC |
| AMRI | ALBANY MOLECULAR RESEARCH INC |
| AMRN | AMARIN CORP PLC ADS |
| AMRS | AMYRIS INC. |
| AMSC | AMERICAN SUPERCONDUCTOR CORP. |
| AMT | AMERICAN TOWER CORP. |
| AMTD | AMERITRADE HOLDING CORPORATION |
| AMTG | APOLLO RESIDENTIAL MORTGAGE IN |
| AMWD | AMERICAN WOODMARK CORP |
| AMX | AMERICA MOVIL |
| AMZN | AMAZON.COM INC. |
| AN | AUTONATION INC. |
| ANAC | ANACOR PHARMACEUTICALS INC |
| ANAD | ANADIGICS INC |
| ANDE | ANDERSONS INC. |
| ANF | ABERCROMBIE & FITCH CO. |
| ANGI | ANGIE'S LIST INC. |
| ANGO | ANGIODYNAMICS INC |
| ANH | ANWORTH MORTGAGE ASSET CORP |
| ANIK | ANIKA THERAPEUTICS INC |
| ANN | ANNTAYLOR STORES CORP. |
| ANR | ALPHA NATURAL RESOURCES INC. |
| ANSS | ANSYS INC. |
| ANTH | ANTHERA PHARMACEUTICALS INC |
| ANV | ALLIED NEVADA GOLD CORP |
| ANW | AEGEAN MARINE PETROLEUM NETWORK INC. |
| AOL | AOL INC. |
| AON | AON PLC |
| AOS | AO SMITH CORP |
| APA | APACHE CORPORATION |
| APAM | ARTISAN PARTNERS ASSET MANAGEM |
| APC | ANADARKO PETROLEUM CORPORATION |
| APD | AIR PRODUCTS AND CHEMICALSINC |
| APEI | AMERICAN PUBLIC EDUCATION INC |
| APH | AMPHENOL CORPORATION |
| APL | ATLAS PIPELINE PARTNERS L.P. |
| APO | APOLLO GLOBAL MANAGEMENT LLC |
| APOG | APOGEE ENTERPRISES INC |
| APOL | APOLLO GROUP INC |
| APP | AMERICAN APPAREL INC |
| APRI | APRICUS BIOSCIENCES INC. |
| APU | AMERIGAS PARTNERS L.P. |

| | |
|---|---|
| AR | ANTERO RESOURCES CORP |
| ARAY | ACCURAY INC. |
| ARCB | ARCBEST CORP. |
| ARCC | ARES CAPITAL CORPORATION |
| ARCO | ARCOS DORADOS HOLDINGS INC. CL A |
| ARCP | AMERICAN REALTY CAPITAL PROPER |
| AREX | APPROACH RESOURCES INC. |
| ARG | AIRGAS INC. |
| ARIA | ARIAD PHARMACEUTICALS INC. |
| ARII | AMERICAN RAILCAR INDUSTRIES IN |
| ARLP | ALLIANCE RESOURCE PARTNERS LP |
| ARMH | ARM HOLDINGS PLC (ADS) |
| ARMK | ARAMARK HOLDINGS CORP |
| ARNA | ARENA PHARMACEUTICAL |
| ARO | AEROPOSTALE INC. |
| ARP | ATLAS RESOURCE PARTNERS LP |
| ARQL | ARQULE INC. |
| ARR | ARMOUR RESIDENTIAL REIT INC. |
| ARRS | ARRIS GROUP INC |
| ARRY | ARRAY BIOPHARMA INC |
| ARUN | ARUBA NETWORKS INC. |
| ARW | ARROW ELECTRONICS INC. |
| ARWR | ARROWHEAD RESEARCH CORP |
| ASA | ASA GOLD AND PRECIOUS METALS L |
| ASBC | ASSOCIATED BANC CORP. |
| ASC | ARDMORE SHIPPING CORP |
| ASGN | ON ASSIGNMENT INC |
| ASH | ASHLAND INC. |
| ASML | ASML HOLDINGS NV |
| ASNA | ASCENA RETAIL GROUP INC |
| ASPS | ALTISOURCE PORTFOLIO SOLUTIONS S.A. |
| ASTE | ASTEC INDUSTRIES INC |
| ASYS | AMTECH SYSTEMS INC |
| AT | ATLANTIC POWER CORP. |
| ATEN | A10 NETWORKS INC |
| ATHL | ATHLON ENERGY INC |
| ATHM | AUTOHOME INC |
| ATHN | ATHENAHEALTH INC. |
| ATHX | ATHERSYS INC |
| ATI | ALLEGHENY TECHNOLOGIES INC. |
| ATK | ALLIANT TECHSYSTEM INC. |
| ATLS | ATLAS ENERGY LP |
| ATML | ATMEL CORPORATION |
| ATO | ATMOS ENERGY CORP |
| ATRS | ANTARES PHARMA INC |
| ATU | ACTUANT CORPORATION |
| ATVI | ACTIVISION BLIZZARD INC. |

| | |
|---|---|
| ATW | ATWOOD OCEANICS INC |
| AU | ANGLOGOLD LIMITED |
| AUDC | AUDIOCODES LTD |
| AUM | ISE SPOT AUDUSD |
| AUMN | GOLDEN MINERALS CO |
| AUQ | GAMMON GOLD INC. |
| AUX | ISE FX AUSTRALIAN DOLLAR |
| AUXL | AUXILIUM PHARMACEUTICALS INC |
| AUY | YAMANA GOLD INC. |
| AVAV | AEROVIRONMENT INC. |
| AVB | AVALONBAY COMMUNITIES INC. |
| AVD | AMERICAN VANGUARD CORP |
| AVEO | AVEO PHARMACEUTICALS INC. |
| AVG | AVG TECHNOLOGIES N.V. |
| AVGO | AVAGO TECHNOLOGIES LTD. |
| AVHI | AV HOMES INC |
| AVIV | AVIV REIT INC |
| AVNR | AVANIR PHARMACEUTICALS INC |
| AVP | AVON PRODUCTS |
| AVT | AVNET INC |
| AVY | AVERY DENNISON CORPORATION |
| AWAY | HOMEAWAY INC. |
| AWH | ALLIED WORLD ASSURANCE CO HOLD |
| AWI | ARMSTRONG WORLD INDUSTRIES INC. |
| AWR | AMERICAN STATES WATER CO |
| AXAS | ABRAXAS PETROLEUM CORP |
| AXDX | ACCELERATE DIAGNOSTICS INC |
| AXE | ANIXTER INTERNATIONAL INC. |
| AXL | AMERICAN AXLE & MANUFACTURING HOLDINGS INC. |
| AXLL | AXIALL CORP |
| AXP | AMERICAN EXPRESS COMPANY |
| AXS | AXIS CAPITAL HOLDINGS LTD |
| AXU | ALEXCO RESOURCE CORP |
| AYI | ACUITY BRANDS INC. |
| AYR | AIRCASTLE LIMITED |
| AZC | AUGUSTA RESOURCE CORP. |
| AZN | ASTRAZENECA PLC |
| AZO | AUTOZONE INC. |
| AZPN | ASPEN TECHNOLOGY INC |
| AZZ | AZZ INC. |
| BA | THE BOEING COMPANY |
| BABY | NATUS MEDICAL INC |
| BAC | BANK OF AMERICA |
| BAH | BOOZ ALLEN HAMILTON HOLDING CO |
| BAK | BRASKEM SA |
| BAL | IPATH DJ-UBS COTTON ETN |
| BALT | BALTIC TRADING LTD |

| | |
|---|---|
| BAM | BROOKFIELD ASSET MANAGEMENT IN |
| BANC | BANC OF CALIFORNIA INC |
| BAS | BASIC ENERGY SERVICES INC |
| BAX | BAXTER INTERNATIONAL INC. |
| BBBY | BED BATH & BEYOND INC. |
| BBD | BANCO BRADESCO ADR |
| BBEP | BREITBURN ENERGY PARTNERS L.P. |
| BBG | BILL BARRETT CORP. |
| BBH | MARKET VECTORS BIOTECH ETF |
| BBRY | BLACKBERRY LTD |
| BBT | BB&T CORP. |
| BBW | BUILD-A-BEAR WORKSHOP INC. |
| BBX | BBX CAPITAL CORP |
| BBY | BEST BUY CO. |
| BC | BRUNSWICK CORP. |
| BCC | BOISE CASCADE CO |
| BCE | BCE INC. |
| BCEI | BONANZA CREEK ENERGY INC |
| BCO | BRINK'S COMPANY THE |
| BCOR | BLUCORA INC |
| BCOV | BRIGHTCOVE INC |
| BCPC | BALCHEM CORP |
| BCR | BARD C R INC |
| BCRX | BIOCRYST PHARMACEUTICALS INC. |
| BCS | BARCLAYS PLC |
| BDBD | BOULDER BRANDS INC |
| BDSI | BIODELIVERY SCIENCES INTERNATIONAL INC |
| BDX | BECTON DICKINSON AND CO |
| BEAT | CARDIONET INC. |
| BEAV | BE AEROSPACE INC. |
| BEBE | BEBE STORES INC. |
| BECN | BEACON ROOFING SUPPLY INC |
| BEE | STRATEGIC HOTELS & RESORTS INC |
| BEN | FRANKLIN RESOURCES INC. |
| BERY | BERRY PLASTICS GROUP INC |
| BFAM | BRIGHT HORIZONS FAMILY SOLUTIO |
| BFB | BROWN-FORMAN CORP |
| BG | BUNGE LIMITED |
| BGC | GENERAL CABLE CORP |
| BGCP | BGC PARTNERS INC |
| BGFV | BIG 5 SPORTING GOODS CORP |
| BGG | BRIGGS & STRATTON CORPORATION |
| BGS | B&G FOODS INC. |
| BHE | BENCHMARK ELECTRONICS INC |
| BHI | BAKER HUGHES INCORPORATED |
| BHP | BHP BILLITON LIMITED |
| BIB | PROSHARES ULTRA NASDAQ BIOTECH |

| | |
|---|---|
| BID | SOTHEBY'S |
| BIDU | BAIDU.COM INC. |
| BIG | BIG LOTS INC. |
| BIIB | BIOGEN IDEC INC |
| BIOD | BIODEL INC |
| BIOL | BIOLASE INC |
| BIOS | BIOSCRIP INC |
| BIP | BROOKFIELD INFRASTRUCTURE PART |
| BIRT | ACTUATE CORP |
| BIS | PROSHARES ULTRASHORT NASDAQ BI |
| BITA | BITAUTO HOLDINGS LTD |
| BJRI | BJS RESTAURANTS INC. |
| BK | BANK OF NEW YORK MELLON CORPORATION |
| BKCC | BLACKROCK KELSO CAPITAL CORP |
| BKD | BROOKDALE SENIOR LIVING INC. |
| BKE | BUCKLE INC. |
| BKH | BLACK HILLS CORP |
| BKLN | POWERSHARES SENIOR LOAN PORTFO |
| BKS | BARNES & NOBLE INC. |
| BKW | BURGER KING WORLDWIDE INC |
| BKX | KBW BANK INDEX |
| BLDP | BALLARD POWER SYSTEMS INC. |
| BLDR | BUILDERS FIRSTSOURCE INC |
| BLK | BLACKROCK INC. |
| BLKB | BLACKBAUD INC |
| BLL | BALL CORPORATION |
| BLMN | BLOOMIN' BRANDS INC |
| BLOX | INFOBLOX INC |
| BLUE | BLUEBIRD BIO INC |
| BMI | BADGER METER INC. |
| BMO | BANK OF MONTREAL |
| BMR | BIOMED REALTY TRUST INC |
| BMRN | BIOMARIN PHARMACEUTICAL INC. |
| BMS | BEMIS COMPANY |
| BMY | BRISTOL-MYERS SQUIBB COMPANY |
| BNNY | ANNIE'S INC |
| BNO | UNITED STATES BRENT OIL FUND LP |
| BNS | BANK OF NOVA SCOTIA |
| BOBE | BOB EVANS FARMS INC/DE |
| BODY | BODY CENTRAL CORP |
| BOFI | BOFI HOLDING INC |
| BOIL | PROSHARES ULTRA DJ-UBS NATURAL GAS |
| BONA | BONA FILM GROUP LTD |
| BONT | BON TON STORES INC |
| BOOM | DYNAMIC MATERIALS CORP. |
| BORN | CHINA NEW BORUN CORP. ADS |
| BOTA | BIOTA PHARMACEUTICALS INC |

| | |
|---|---|
| BP | BP P.L.C. |
| BPI | BRIDGEPOINT EDUCATION INC. |
| BPL | BUCKEYE PARTNERS L.P. |
| BPO | BROOKFIELD OFFICE PROPERTIES I |
| BPOP | POPULAR INC |
| BPT | BP PRUDHOE BAY ROYALTY TRUST |
| BPX | ISE FX BRITISH POUND |
| BPY | BROOKFIELD PROPERTY PARTNERS LP |
| BPZ | BPZ RESOURCES INC. |
| BR | BROADRIDGE FINANCIAL SOLUTIONS INC. |
| BRB | ISE FX BRAZILIAN REAL |
| BRCD | BROCADE COMMUNICATIONS SYSTEMS |
| BRCM | BROADCOM CORPORATION |
| BREW | CRAFT BREW ALLIANCE INC |
| BRF | MARKET VECTORS BRAZIL SMALL CAP ETF |
| BRFS | BRF-BRAZIL FOODS S/A ADS |
| BRKB | BERKSHIRE HATHAWAY INC. CL B |
| BRKR | BRUKER CORP. |
| BRKS | BROOKS AUTOMATION INC |
| BRLI | BIO-REFERENCE LABS INC |
| BRS | BRISTOW GROUP INC |
| BSBR | BANCO SANTANDER BRASIL SA |
| BSFT | BROADSOFT INC. |
| BSX | BOSTON SCIENTIFIC CORPORATION |
| BTE | BAYTEX ENERGY CORP |
| BTH | BLYTH INC |
| BTI | BRITISH AMERICAN TOBACCO PLC |
| BTU | PEABODY ENERGY CORP. |
| BTX | BIOTIME INC |
| BUD | ANHEUSER-BUSCH INBEV N.V. ADS |
| BURL | BURLINGTON STORES INC |
| BV | BAZAARVOICE INC |
| BVN | COMPANIA DE MINAS BUENAVENTURA S.A. (ADS) |
| BWA | BORGWARNER INC. |
| BWC | BABCOCK & WILCOX CO. |
| BWEN | BROADWIND ENERGY INC |
| BWLD | BUFFALO WILD WINGS INC. |
| BWP | BOARDWALK PIPELINE PARTNERS |
| BWS | BROWN SHOE CO INC |
| BX | THE BLACKSTONE GROUP LP |
| BXE | BELLATRIX EXPLORATION LTD |
| BXMT | BLACKSTONE MORTGAGE TRUST INC |
| BXP | BOSTON PROPERTIES INC. |
| BYD | BOYD GAMING CORPORATION |
| BYI | BALLY TECHNOLOGIES INC. |
| BZF | WISDOMTREE BRAZILIAN REAL STRA |
| BZH | BEAZER HOMES USA INC. |

| | |
|---|---|
| BZQ | PROSHARES ULTRASHORT MSCI BRAZIL |
| C | CITIGROUP INC. |
| CA | CA INC. |
| CAAS | CHINA AUTOMOTIVE SYSTEMS INC |
| CAB | CABELAS INC. |
| CACC | CREDIT ACCEPTANCE CORP |
| CACI | CACI INTERNATIONAL INC. |
| CACQ | CAESARS ACQUISITION CO |
| CAG | CONAGRA FOODS INC. |
| CAH | CARDINAL HEALTH INC. |
| CAJ | CANON INC |
| CAKE | CHEESECAKE FACTORY INC. |
| CALD | CALLIDUS SOFTWARE INC |
| CALL | MAGICJACK VOCALTEC LTD |
| CALX | CALIX INC. |
| CAM | CAMERON INTERNATIONAL CORP. |
| CAMP | CALAMP CORP |
| CAMT | CAMTEK LTD/ISRAEL |
| CAR | AVIS BUDGET GROUP INC. |
| CARB | CARBONITE INC |
| CASY | CASEY'S GENERAL STORES INC |
| CAT | CATERPILLAR INC. |
| CATM | CARDTRONICS INC. |
| CAVM | CAVIUM INC. |
| CB | THE CHUBB CORPORATION |
| CBAK | CHINA BAK BATTERY INC |
| CBB | CINCINNATI BELL INC |
| CBEY | CBEYOND INC |
| CBG | CB RICHARD ELLIS GROUP INC. |
| CBI | CHICAGO BRIDGE & IRON |
| CBK | CHRISTOPHER & BANKS CORP. |
| CBL | CBL & ASSOCIATES PROPERTIES |
| CBM | CAMBREX CORP |
| CBOE | CBOE HOLDINGS |
| CBRL | CRACKER BARREL GROUP INC. |
| CBRX | COLUMBIA LABORATORIES INC |
| CBS | CBS CORP.CLASS B |
| CBSO | CBS OUTDOOR AMERICAS INC |
| CBST | CUBIST PHARMACEUTICALS INC. |
| CCE | COCA-COLA ENTERPRISES INC. |
| CCG | CAMPUS CREST COMMUNITIES INC |
| CCI | CROWN CASTLE INTERNATIONAL CORP. |
| CCIH | CHINACACHE INTERNATIONAL HOLDI |
| CCJ | CAMECO CORPORATION |
| CCK | CROWN HOLDINGS INC. |
| CCL | CARNIVAL CORPORATION |
| CCM | CONCORD MEDICAL SERVICES HOLDI |

| | |
|---|---|
| CCRN | CROSS COUNTRY HEALTHCARE INC |
| CCUR | CONCURRENT COMPUTER CORP |
| CCXI | CHEMOCENTRYX INC |
| CDD | ISE FX CANADIAN DOLLAR |
| CDE | COEUR D ALENE MINES CORP. |
| CDNS | CADENCE DESIGN SYSTEMS INC. |
| CDW | CDW CORP/DE |
| CE | CELANESE CORP. (SERIES A) |
| CECO | CAREER EDUCATION CORPORATION |
| CELG | CELGENE CORPORATION |
| CEMP | CEMPRA INC |
| CENX | CENTURY ALUMINUM CO. |
| CEO | CNOOC LIMITED ADS |
| CEQP | CRESTWOOD EQUITY PARTNERS LP |
| CERN | CERNER CORPORATION |
| CERS | CERUS CORP |
| CETV | CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. |
| CEVA | CEVA INC |
| CF | CF INDUSTRIES HOLDINGS INC. |
| CFFN | CAPITOL FEDERAL FINANCIAL INC. |
| CFN | CAREFUSION CORPORATION |
| CFX | COLFAX CORP |
| CG | CARLYLE GROUP LP/THE |
| CGA | CHINA GREEN AGRICULTURE INC. |
| CGEN | COMPUGEN LTD |
| CGNX | COGNEX CORP. |
| CHD | CHURCH & DWIGHT CO. |
| CHDX | CHINDEX INTERNATIONAL INC |
| CHE | CHEMED CORPORATION |
| CHGG | CHEGG INC |
| CHIX | GLOBAL X CHINA FINANCIALS ETF |
| CHK | CHESAPEAKE ENERGY CORPORATION |
| CHKP | CHECK POINT SOFTWARE TECHNOLOGIES LTD. |
| CHKR | CHESAPEAKE GRANITE WASH TRUST |
| CHL | CHINA MOBILE LTD. (ADS) |
| CHLN | CHINA HOUSING & LAND DEVELOPME |
| CHMT | CHEMTURA CORP. |
| CHRW | C H ROBINSON WORLDWIDE INC |
| CHS | CHICOÂ€™S FAS INC. |
| CHTR | CHARTER COMMUNICATIONS INC. CL A |
| CHU | CHINA UNICOM LTD. (ADS) |
| CHUY | CHUY'S HOLDINGS INC |
| CI | CIGNA CORPORATION |
| CIE | COBALT INTERNATIONAL ENERGY INC. |
| CIEN | CIENA CORP. |
| CIG | CIA ENERGETICA DE MINAS GERAIS |
| CIM | CHIMERA INVESTMENT CORP |

| | |
|---|---|
| CIMT | CIMATRON LTD |
| CINF | CINCINNATI FINANCIAL CORP. |
| CISG | CNINSURE INC. |
| CIT | CIT GROUP INC. |
| CJES | C&J ENERGY SERVICES INC. |
| CKEC | CARMIKE CINEMAS INC |
| CKH | SEACOR HOLDINGS INC |
| CKSW | CLICKSOFTWARE TECH |
| CL | COLGATE-PALMOLIVE COMPANY |
| CLB | CORE LABORATORIES NV |
| CLC | CLARCOR INC |
| CLD | CLOUD PEAK ENERGY INC |
| CLDT | CHATHAM LODGING TRUST |
| CLDX | CELLDEX THERAPEUTICS INC. |
| CLF | CLIFFS NATURAL RESOURCES |
| CLFD | CLEARFIELD INC |
| CLGX | CORELOGIC INC. |
| CLH | CLEAN HARBORS INC. |
| CLI | MACK-CALI REALTY CORPORATION |
| CLMS | CALAMOS ASSET MANAGEMENT INC |
| CLMT | CALUMET SPECIALTY PRODUCTS PARTNERS LP |
| CLNE | CLEAN ENERGY FUELS CORP. |
| CLR | CONTINENTAL RESOURCES INC. |
| CLSN | CELSION CORPORATION |
| CLVS | CLOVIS ONCOLOGY INC |
| CLX | CLOROX COMPANY |
| CM | CANADIAN IMPERIAL BANK OF COMMERCE |
| CMA | COMERICA INC. |
| CMC | COMMERCIAL METALS COMPANY |
| CMCSA | COMCAST CORPORATION (CLASS A) |
| CMCSK | COMCAST CORPORATION |
| CME | CHICAGO MERCANTILE EXCHANGES HOLDING INC. |
| CMG | CHIPOTLE MEXICAN GRILL CLASS |
| CMI | CUMMINS INC. |
| CMLP | CRESTWOOD MIDSTREAM PARTNERS L |
| CMLS | CUMULUS MEDIA INC |
| CMO | CAPSTEAD MORTGAGE CORP |
| CMP | COMPASS MINERALS INTERNATIONAL INC |
| CMRE | COSTAMARE INC |
| CMS | CMS ENERGY CORP |
| CMTL | COMTECH TELECOMMUNICATIONS CORP. |
| CNC | CENTENE CORP. |
| CNDO | CORONADO BIOSCIENCES INC |
| CNHI | CNH INDUSTRIAL NV |
| CNI | CANADIAN NATIONAL RAILWAY CO |
| CNMD | CONMED CORP |
| CNO | CNO FINANCIAL GROUP |

| | |
|---|---|
| CNP | CENTERPOINT ENERGY INC. |
| CNQ | CANADIAN NATURAL RESOURCES LTD. |
| CNQR | CONCUR TECHNOLOGIESINC. |
| CNSI | COMVERSE INC |
| CNSL | CONSOLIDATED COMMUNICATIONS HO |
| CNTY | CENTURY CASINOS INC |
| CNVR | CONVERSANT INC |
| CNW | CNF INC |
| CNX | CONSOL ENERGY INC. |
| COCO | CORINTHIAN COLLEGES INC. |
| CODE | SPANSION INC |
| CODI | COMPASS DIVERSIFIED HOLDINGS |
| COF | CAPITAL ONE FINANCIAL CORPORATION |
| COG | CABOT OIL AND GAS CORP |
| COH | COACH INC. |
| COHU | COHU INC |
| COL | ROCKWELL COLLINS INC. |
| COLM | COLUMBIA SPORTSWEAR CO. |
| COMM | COMMSCOPE HOLDING CO INC |
| CONN | CONN'S INC. |
| COO | COOPER COMPANIES INC. |
| COP | CONOCOPHILLIPS |
| CORN | TEUCRIUM CORN FUND |
| CORR | CORENERGY INFRASTRUCTURE TRUST |
| CORT | CORCEPT THERAPEUTICS INC. |
| COST | COSTCO WHOLESALE CORPORATION |
| COT | COTT CORP |
| COTY | COTY INC |
| COUP | COUPONS.COM INC |
| COV | COVIDIEN LTD. |
| COW | IPATH DJ UBS LIVESTOCK SUBINDEX TOTAL RE |
| COWN | COWEN GROUP INC |
| CP | CANADIAN PACIFIC RAILWAY LIMIT |
| CPA | COPA HOLDINGS SA |
| CPB | CAMPBELL SOUP CO |
| CPE | CALLON PETROLEUM CO |
| CPF | CENTRAL PACIFIC FINANCIAL CORP |
| CPHD | CEPHEID |
| CPLA | CAPELLA EDUCATION COMPANY |
| CPLP | CAPITAL PRODUCT PARTNERS L.P. |
| CPN | CALPINE CORP |
| CPRT | COPART INC. |
| CPRX | CATALYST PHARMACEUTICAL PARTNE |
| CPSI | COMPUTER PROGRAMS & SYSTEMS IN |
| CPSS | CONSUMER PORTFOLIO SERVICES IN |
| CPT | CAMDEN PROPERTY TRUST |
| CPWR | COMPUWARE CORP |

| | |
|---|---|
| CQB | CHIQUITA BRANDS INTL INC |
| CQP | CHENIERE ENERGY PARTNER LP |
| CR | CRANE CORPORATION |
| CRAY | CRAY INC |
| CRDC | CARDICA INC |
| CREE | CREE INC. |
| CRH | CRH PLC |
| CRI | CARTER'S INC. |
| CRIS | CURIS INC. |
| CRK | COMSTOCK RESOURCES INC. |
| CRL | CHARLES RIVER LABORATORIES |
| CRM | SALESFORCE.COM INC. |
| CRME | CARDIOME PHARMA CORP. |
| CRNT | CERAGON NETWORKS LTD. |
| CROP | IQ GLOBAL AGRIBUSINESS SMALL CAP ETF |
| CROX | CROCS INC. |
| CRR | CARBO CERAMICS INC. |
| CRS | CARPENTER TECHNOLOGY CORP. |
| CRTO | CRITEO SA |
| CRUS | CIRRUSLOGIC INC |
| CRY | CRYOLIFE INC |
| CRZO | CARRIZO OIL & GAS INC |
| CS | CREDIT SUISSE GROUP (ADS) |
| CSC | COMPUTER SCIENCES CORPORATION |
| CSCO | CISCO SYSTEMS INC. |
| CSG | CHAMBERS STREET PROPERTIES |
| CSGP | COSTAR GROUP |
| CSH | CASH AMERICA INTERNATIONAL INC. |
| CSII | CARDIOVASCULAR SYSTEMS INC |
| CSIQ | CANADIAN SOLAR INC. |
| CSLT | CASTLIGHT HEALTH INC |
| CSOD | CORNERSTONE ONDEMAND INC |
| CST | CST BRANDS INC |
| CSTE | CAESARSTONE SDOT-YAM LTD |
| CSTM | CONSTELLIUM NV |
| CSU | CAPITAL SENIOR LIVING CORP |
| CSUN | CHINA SUNERGY CO. LTD. |
| CSV | CARRIAGE SERVICES INC |
| CSX | CSX CORP. |
| CTAS | CINTAS CORP |
| CTB | COOPER TIRE & RUBBER COMPANY |
| CTCT | CONSTANT CONTACT INFO. |
| CTIC | CELL THERAPEUTICS INC |
| CTL | CENTURYTEL INC. |
| CTRL | CONTROL4 CORP |
| CTRP | CTRIP.COM INTERNATIONAL LTD. |
| CTRX | CATAMARAN CORP |

| | |
|---|---|
| CTSH | COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION |
| CTXS | CITRIX SYSTEMS INC. |
| CU | FIRST TRUST ISE GLOBAL COPPER INDEX FUND |
| CUDA | BARRACUDA NETWORKS INC |
| CUI | CUI GLOBAL INC |
| CUR | NEURALSTEM INC |
| CURE | DIREXION DAILY HEALTHCARE BULL |
| CUTR | CUTERA INC |
| CVA | COVANTA HOLDING CORP. |
| CVBF | CVB FINANCIAL CORP |
| CVC | CABLEVISION SYSTEMS CORP. |
| CVD | COVANCE INC |
| CVE | CENOVUS ENERGY INC. |
| CVEO | CIVEO CORP |
| CVI | CVR ENERGY INC. |
| CVLT | COMMVAULT SYSTEMS INC. |
| CVO | CENVEO INC |
| CVRR | CVR REFINING LP |
| CVS | CVS CORPORATION |
| CVT | CVENT INC |
| CVX | CHEVRONTEXACO CORPORATION |
| CW | CURTISS-WRIGHT CORP |
| CWH | COMMONWEALTH REIT |
| CX | CEMEX S.A. DE C.V |
| CXDC | CHINA XD PLASTICS CO. LTD. |
| CXO | CONCHO RESOURCES INC. |
| CXP | COLUMBIA PROPERTY TRUST INC |
| CXW | CORRECTIONS CORP. OF AMERICA |
| CY | CYPRESS SEMICONDUCTOR CORPORATION |
| CYB | WISDOMTREE DREYFUS CHINESE YUAN ETF |
| CYBX | CYBERONICS INC. |
| CYCC | CYCLACEL PHARMACEUTICALS INC |
| CYD | CHINA YUCHAI INTERNATIONAL LTD. |
| CYH | COMMUNITY HEALTH SYSTEMS INC. |
| CYN | CITY NATIONAL CORP. |
| CYNO | CYNOSURE INC |
| CYOU | CHANGYOU COM |
| CYS | CYPRESS SHARPRIDGE INVESTMENTS INC. |
| CYT | CYTEC INDUSTRIES |
| CYTK | CYTOKINETICS INCORPORATED |
| CYTR | CYTRX CORP |
| CYTX | CYTORI THERAPEUTICS INC |
| CZR | CAESARS ENTERTAINMENT CORP. |
| CZZ | COSAN LIMITED |
| D | DOMINION RESOURCES INC. |
| DAKT | DAKTRONICS INC. |
| DAL | DELTA AIR LINES INC. |

| | |
|---|---|
| DAN | DANA HOLDING CORPORATION |
| DANG | E-COMMERCE CHINA DANGDANG INC. ADS |
| DAR | DARLING INTERNATIONALINC. |
| DATA | TABLEAU SOFTWARE INC |
| DB | DEUTSCHE BANK AG |
| DBA | POWERSHARES DB AGRICULTURE FUND |
| DBB | POWERSHARES DB BASE METALS FUND |
| DBC | POWERSHARES DB COMMODITY INDEX TRACKING FUND ( |
| DBD | DIEBOLD INC |
| DCIX | DIANA CONTAINERSHIPS INC |
| DCM | NTT DOCOMO INC |
| DCO | DUCOMMUN INC |
| DCTH | DELCATH SYSTEMS INC |
| DD | E.I. DU PONT DE NEMOURS AND COMPANY |
| DDC | DOMINION DIAMOND CORP |
| DDD | 3D SYSTEMS CORP. |
| DDM | PROSHARES TRUST ULTRA DOW30 |
| DDR | DDR CORP |
| DDS | DILLARD'S INC |
| DE | DEERE & COMPANY |
| DECK | DECKERS OUTDOOR CORPORATION |
| DEM | WISDOMTREE EMERGING MARKETS EQ |
| DEO | DIAGEO PLC (ADS) |
| DEPO | DEPOMED INC |
| DES | WISDOMTREE SMALLCAP DIVIDEND F |
| DF | DEAN FOODS CO. |
| DFE | WISDOMTREE EUROPE SMALLCAP DIV |
| DFRG | DEL FRISCO'S RESTAURANT GROUP |
| DFS | DISCOVER FINANCIAL SERVICES |
| DFT | DUPONT FABROS TECHNOLOGY INC. |
| DG | DOLLAR GENERAL CORPORATION |
| DGI | DIGITALGLOBE INC. |
| DGX | QUEST DIAGNOSTICS INCORPORATED |
| DHI | D.R. HORTON INC. |
| DHR | DANAHER CORPORATION |
| DHT | DOUBLE HULL TANDERS |
| DHX | DICE HOLDINGS INC |
| DIA | DIAMONDS Â® TRUST SERIES 1 |
| DIG | ULTRA OIL & GAS PROSHARES |
| DIN | DINEEQUITY INC. |
| DIOD | DIODES INC |
| DIS | THE WALT DISNEY COMPANY |
| DISCA | DISCOVERY COMMUNICATIONS INC. |
| DISCK | DISCOVERY COMMUNICATIONS INC. |
| DISH | ECHOSTAR COMMUNICATIONS CORPORATION |
| DJP | BARCLAYS IPATH DJ UBS COMMODITY TR ETN |
| DK | DELEK US HOLDINGS INC. |

| | |
|---|---|
| DKL | DELEK LOGISTICS PARTNERS LP |
| DKS | DICKÂ€™S SPORTING GOODS INC. |
| DLB | DOLBY LABORATORIES INC. (CL A) |
| DLPH | DELPHI AUTOMOTIVE PLC |
| DLR | DIGITAL REALTY TRUST |
| DLTR | DOLLAR TREE STORES INC. |
| DLX | DELUXE CORPORATION |
| DMD | DEMAND MEDIA INC. |
| DMND | DIAMOND FOODS INC. |
| DNB | DUN & BRADSTREET CORP/THE |
| DNDN | DENDREON CORPORATION |
| DNKN | DUNKIN' BRANDS GROUP INC |
| DNN | DENISON MINES CORPORATION |
| DNO | UNITED STATES SHORT OIL FUND |
| DNOW | NOW INC. |
| DNR | DENBURY RESOURCES INC |
| DO | DIAMOND OFFSHORE DRILLING INC. |
| DOG | PROSHARES TRUST SHORT DOW30 |
| DOM | DOMINION RESOURCES BLACK WARRI |
| DORM | DORMAN PRODUCTS INC |
| DOV | DOVER CORPORATION |
| DOW | THE DOW CHEMICAL COMPANY INC. |
| DOX | AMDOCS LIMITED |
| DPM | DCP MIDSTREAM PARTNERS LP. |
| DPS | DR PEPPER SNAPPLE GROUP INC. |
| DPZ | DOMINO'S PIZZA INC |
| DRC | DRESSER RAND GROUP INC |
| DRH | DIAMONDROCK HOSPITALITY CO |
| DRI | DARDEN RESTAURANTS INC |
| DRIV | DIGITAL RIVER INC. |
| DRN | DIREXION DAILY REAL ESTATE BULL 3X |
| DRQ | DRIL-QUIP INC |
| DRRX | DURECT CORP |
| DRTX | DURATA THERAPEUTICS INC |
| DRV | DIREXION DAILY REAL ESTATE BEAR 3X |
| DRWI | DRAGONWAVE INC. |
| DRYS | DRYSHIPS INC. |
| DSCI | DERMA SCIENCES INC |
| DSCO | DISCOVERY LABORATORIES INC. |
| DSS | DOCUMENT SECURITY SYSTEMS INC |
| DST | DST SYSTEMS |
| DSW | DSW INC |
| DSX | DIANA SHIPPING INC. |
| DTE | DTE ENERGY CO. |
| DTLK | DATALINK CORP. |
| DTN | WISDOMTREE DIVIDEND EX-FINANCI |
| DTV | DIRECTV GROUP INC. |

| | |
|---|---|
| DUG | PROSHARES TRUST ULTRASHORT OIL & GAS |
| DUK | DUKE ENERGY CORPORATION |
| DUST | DIREXION DAILY GLD MINER BEAR2X SHRE ETF |
| DV | DEVRY INC. |
| DVA | DAVITA INC |
| DVAX | DYNAVAX TECHNOLOGIES CORP. |
| DVN | DEVON ENERGY CORPORATION |
| DVR | CAL DIVE INTERNATIONAL INC. |
| DVY | ISHARES DJ SELECT DIVIDEND |
| DWA | DREAMWORKS ANIMATION SKG INC. (CL A) |
| DWRE | DEMANDWARE INC |
| DX | DYNEX CAPITAL INC |
| DXCM | DEXCOM INC. |
| DXD | ULTRASHORT DOW30 PROSHARES FUND |
| DXJ | WISDOMTREE JAPAN HEDGED EQUITY |
| DXM | DEX MEDIA INC |
| DXPE | DXP ENTERPRISES INC |
| DYAX | DYAX CORP |
| DYN | DYNEGY INC |
| EA | ELECTRONIC ARTS INC. |
| EAT | BRINKER INTL INC. |
| EBAY | EBAY INC. |
| EBIX | EBIX INC. |
| EBR | CENTRAIS ELETRICAS BRASILEIRAS |
| EBS | EMERGENT BIOSOLUTIONS |
| EC | ECOPETROL SA |
| ECA | ENCANA CORP |
| ECHO | ECHO GLOBAL LOGISTICS INC |
| ECL | ECOLAB INC. |
| ECOL | US ECOLOGY INC |
| ECOM | CHANNELADVISOR CORP |
| ECPG | ENCORE CAPITAL GROUP INC |
| ECT | ECA MARCELLUS TRUST I |
| ECYT | ENDOCYTE INC. |
| ED | CONSOLIDATED EDISON INC. |
| EDAP | EDAP TMS SA |
| EDC | DIREXIONSHARES EMERGING MARKET |
| EDMC | EDUCATION MANAGEMENT CORPORATION |
| EDU | NEW ORIENTAL EDU & TECH GRP INC (ADS) |
| EDZ | DIREXIONSHARES EMERGING MARKET BEAR |
| EEB | GUGGENHEIM BRIC ETF |
| EEFT | EURONET WORLDWIDE INC |
| EEM | ISHARES MSCI EMERGING MARKETS INDEX FUND |
| EEP | ENBRIDGE ENERGY PARTNERS L.P. (CL A) |
| EEV | PROSHARES ULTRASHORT MSCI EMERGING MRKTS |
| EFA | ISHARES MSCI EAFE INDEX FUND |
| EFC | ELLINGTON FINANCIAL LLC |

| | |
|---|---|
| EFII | ELECTRONICS FOR IMAGING INC |
| EFU | ULTRASHORT MSCI EAFE PROSHARES |
| EFX | EQUIFAX INC |
| EGHT | 8X8 INC. |
| EGLE | EAGLE BULK SHIPPING INC. |
| EGN | ENERGEN CORPORATION |
| EGO | ELDORADO GOLD CORP LTD ORD |
| EGOV | NIC INC |
| EGY | VAALCO ENERGY INC. |
| EHTH | EHEALTH INC. |
| EIGI | ENDURANCE INTERNATIONAL GROUP |
| EIX | EDISON INTERNATIONAL |
| EJ | E-HOUSE (CHINA) HOLDINGS LTD |
| EL | THE ESTEE LAUDER COMPANIES INC. |
| ELGX | ENDOLOGIX INC. |
| ELLI | ELLIE MAE INC. |
| ELNK | EARTHLINK INC. |
| ELON | ECHELON CORPORATION |
| ELX | EMULEX CORPORATION |
| ELY | CALLAWAY GOLF CO |
| EMAN | EMAGIN CORP. |
| EMC | EMC CORPORATION |
| EME | EMCOR GROUP INC |
| EMES | EMERGE ENERGY SERVICES LP |
| EMKR | EMCORE CORP. |
| EMN | EASTMAN CHEMICAL CO |
| EMR | EMERSON ELECTRIC CO. |
| ENB | ENBRIDGE INC. |
| ENBL | ENABLE MIDSTREAM PARTNERS LP |
| END | ENDEAVOUR INTERNATIONAL CORP. |
| ENDP | ENDO PHARMACEUTICALS HOLDINGS INC. |
| ENLC | ENLINK MIDSTREAM LLC |
| ENLK | ENLINK MIDSTREAM PARTNERS LP |
| ENOC | ENERNOC INC. |
| ENPH | ENPHASE ENERGY INC |
| ENR | ENERGIZER HOLDINGS INC. |
| ENS | ENERSYS INC. |
| ENT | GLOBAL EAGLE ENTERTAINMENT INC |
| ENTG | ENTEGRIS INCORPORATED |
| ENTR | ENTROPIC COMMUNICATIONS INC |
| ENV | ENVESTNET INC |
| ENZ | ENZO BIOCHEM INC. |
| ENZN | ENZON PHARMACEUTICALS INC |
| EOG | EOG RESOURCES INC. |
| EOPN | E2OPEN INC |
| EOX | EMERALD OIL INC |
| EPAM | EPAM SYSTEMS INC |

| | |
|---|---|
| EPAY | BOTTOMLINE TECHNOLOGIES INC. |
| EPB | EL PASO PIPELINE PARTNERS LP |
| EPD | ENTERPRISE PROD PARTNERS L.PI |
| EPE | EP ENERGY CORP |
| EPI | WISDOMTREE INDIA EARNING FUND |
| EPIQ | EPIQ SYSTEMS INC |
| EPM | EVOLUTION PETROLEUM CORP |
| EPP | ISHARES MSCI PACIFIC EX-JAPAN INDEX FUND |
| EPR | ENTERTAINMENT PROPERTIES TRUST |
| EPZM | EPIZYME INC |
| EQIX | EQUINIX INC. |
| EQM | EQT MIDSTREAM PARTNERS LP |
| EQR | EQUITY RESIDENTIAL |
| EQT | EQUITABLE RESOURCES INC |
| EQU | EQUAL ENERGY LTD |
| ERF | ENERPLUS RESOURCES FUND |
| ERIC | ERICSSON LM TELEPHONE COMPANY |
| ERII | ENERGY RECOVERY INC |
| ERJ | EMBRAER-EMPRESA BRASILEIRA DE AERO |
| EROC | EAGLE ROCK ENERGY PARTNERS LP |
| ERX | DIREXION SHARES ENERGY BULL 3X |
| ERY | DIREXION SHARES ENERGY BEAR 3X |
| ESC | EMERITUS CORP |
| ESCR | ESCALERA RESOURCES CO. |
| ESI | ITT EDUCATIONAL SERVICES INC. |
| ESL | ESTERLINE TECHNOLOGIES CORP |
| ESRT | EMPIRE STATE REALTY TRUST INC |
| ESRX | EXPRESS SCRIPTS INC |
| ESS | ESSEX PROPERTY TRUST INC. |
| ESV | ENSCO INTERNATIONAL INCORPORATED |
| ETE | ENERGY TRANSFER EQUITY L.P. |
| ETFC | E TRADE FINANCIAL CORP |
| ETH | ETHAN ALLEN INTERIORS INC. |
| ETM | ENTERCOM COMMUNICATIONS CL A |
| ETN | EATON CORPORATION |
| ETP | ENERGY TRANSFER PARTNERS L.P. |
| ETR | ENTERGY CORPORATION |
| ETRM | ENTEROMEDICS INC |
| EUI | ISE FX EURO |
| EUO | PROSHARES ULTRASHORT EURO |
| EUU | ISE SPOT EURUSD |
| EVC | ENTRAVISION COMMUNICATIONS COR |
| EVEP | EV ENERGY PARTNERS LP |
| EVER | EVERBANK FINANCIAL CORP |
| EVHC | ENVISION HEALTHCARE HOLDINGS I |
| EVR | EVERCORE PARTNERS INC. (CL A) |
| EVTC | EVERTEC INC |

| | |
|---|---|
| EW | EDWARDS LIFESCIENCES CORP. |
| EWA | ISHARES AUSTRALIA ETF |
| EWBC | EAST WEST BANCORP INC. |
| EWC | ISHARES MSCI CANADA FUND |
| EWG | ISHARES GERMANY ETF |
| EWH | ISHARES MSCI HONG KONG INDEX FUND |
| EWI | ISHARES MSCI ITALY INDEX FUND |
| EWJ | ISHARES JAPAN INDEX ETF |
| EWM | ISHARES MALAYSIA INDEX ETF |
| EWS | ISHARES SINGAPORE INDEX ETF |
| EWT | ISHARES MSCI TAIWAN INDEX FUND |
| EWU | ISHARES UNITED KINGDOM |
| EWW | ISHARES MSCI MEXICO INDEX FUND |
| EWY | ISHARES MSCI SOUTH KOREA INDEX FUND |
| EWZ | ISHARES MSCI BRAZIL INDEX FUND |
| EXAM | EXAMWORKS GROUP INC |
| EXAR | EXAR CORP |
| EXAS | EXACT SCIENCES CORP. |
| EXC | EXELON CORPORATION |
| EXEL | EXELIXIS INC. |
| EXH | EXTERRAN HOLDINGS INC. |
| EXK | ENDEAVOR SILVER CORP |
| EXLP | EXTERRAN PARTNERS LP |
| EXLS | EXLSERVICE HOLDINGS INC |
| EXP | EAGLE MATERIALS INC |
| EXPD | EXPEDITORS INTERNATIONAL OF WASHINGTON INC. |
| EXPE | EXPEDIA INC. |
| EXPR | EXPRESS INC |
| EXR | EXTRA SPACE STORAGE INC |
| EXTR | EXTREME NETWORKS INC |
| EXXI | ENERGY XXI LTD |
| EZCH | EZCHIP SEMICONDUCTOR LTD. |
| EZPW | EZCORP INC. |
| F | FORD MOTOR COMPANY |
| FANG | DIAMONDBACK ENERGY INC |
| FARO | FARO TECHNOLOGIES INC |
| FAS | DIREXION SHARES FINANCIAL BULL |
| FAST | FASTENAL COMPANY |
| FAZ | DIREXION SHARES FINANCIAL BEAR |
| FB | FACEBOOK, INC. |
| FBC | FLAGSTAR BANCORP INC |
| FBHS | FORTUNE BANDS HOME & SECURITY INC |
| FBP | FIRST BANCORP (PUERTO RICO) |
| FBT | FIRST TRUST NYSE ARCA BIOTECH INDEX FUND |
| FCEL | FUELCELL ENERGY INC. |
| FCG | FIRST TRUST ISE-REVERE NATURAL GAS IX FD |
| FCH | FELCOR LODGING TRUST INC |

| | |
|---|---|
| FCN | FTI CONSULTING INC. |
| FCS | FAIRCHILD SEMICONDUCTOR CORPORATION |
| FCX | FREEPORT-MCMORAN COOPER & GOLD INC. |
| FDML | FEDERAL-MOGUL CORP |
| FDN | FIRST TRUST DOW JONES INTERNET |
| FDO | FAMILY DOLLAR STORES |
| FDP | FRESH DEL MONTE PRODUCE INC |
| FDS | FACTSET RESEARCH SYSTEMS |
| FDX | FEDEX CORP. |
| FE | FIRSTENERGY CORP. |
| FEIC | FEI CO |
| FENG | PHOENIX NEW MEDIA LTD |
| FEYE | FIREEYE INC |
| FF | FUTUREFUEL CORP |
| FFIV | F5 NETWORKS INC. |
| FFNW | FIRST FINANCIAL NORTHWEST INC |
| FGP | FERRELLGAS PARTNERS L.P. |
| FHN | FIRST HORIZON NATIONAL CORPORA |
| FI | FRANK'S INTERNATIONAL NV |
| FICO | FAIR ISAAC INC. |
| FIG | FORTRESS INVESTMENT GROUP |
| FII | FEDERATED INVESTORS INC. |
| FINL | FINISH LINE INC. |
| FIO | FUSION-IO INC. |
| FIS | FIDELITY NATIONAL INFORMATION |
| FISV | FISERV INC. |
| FITB | FIFTH THIRD BANCORP |
| FIVE | FIVE BELOW INC |
| FIW | FIRST TRUST ISE WATER INDEX FUND |
| FIX | COMFORT SYSTEMS USA INC |
| FIZZ | NATIONAL BEVERAGE CORP |
| FL | FOOT LOCKER INC. |
| FLDM | FLUIDIGM CORP |
| FLEX | FLEXTRONICS INTERNATIONAL LTD. |
| FLIR | FLIR SYSTEMS INC. |
| FLML | FLAMEL TECHNOLOGIES S.A. |
| FLO | FLOWERS FOODS INC. |
| FLR | FLUOR CORP. |
| FLS | FLOWSERVE CORPORATION |
| FLT | FLEETCOR TECHNOLOGIES INC |
| FLTX | FLEETMATICS GROUP PLC |
| FLY | FLY LEASING LTD |
| FMC | FMC CORPORATION |
| FMI | FOUNDATION MEDICINE INC |
| FMX | FOMENTO ECONOMICO MEXICANO SAB |
| FN | FABRINET |
| FNB | FNB CORP/PA |

| | |
|---|---|
| FNF | FIDELITY NATIONAL FINANCIAL INC. |
| FNFG | FIRST NIAGARA FINANCIAL GROUP |
| FNGN | FINANCIAL ENGINES INC |
| FNSR | FINISAR CORPORATION |
| FNV | FRANCO-NEVADA CORP |
| FOE | FERRO CORP |
| FOLD | AMICUS THERAPEUTICS INC |
| FORM | FORMFACTOR INC |
| FOSL | FOSSIL INC. |
| FOX | TWENTY-FIRST CENTURY FOX INC |
| FOXA | TWENTY-FIRST CENTURY FOX INC |
| FRAN | FRANCESCA'S HOLDINGS CORP. |
| FRED | FRED'S INC |
| FRGI | FIESTA RESTAURANT GROUP INC |
| FRM | FURMANITE CORP |
| FRO | FRONTLINE LTD. |
| FRX | FOREST LABORATORIES INC. |
| FSC | FIFTH STREET FINANCE CORP. |
| FSL | FREESCALE SEMICONDUCTOR, LTD. |
| FSLR | FIRST SOLAR INC. |
| FSM | FORTUNA SILVER MINES INC |
| FSS | FEDERAL SIGNAL CORP |
| FST | FOREST OIL CORPORATION |
| FSYS | FUEL SYSTEMS SOLUTIONS INC |
| FTD | FTD COS INC |
| FTEK | FUEL TECH INC |
| FTI | FMC TECHNOLOGIES INC. |
| FTK | FLOTEK INDUSTRIES INC. |
| FTNT | FORTINET INC. |
| FTR | FRONTIER COMMUNICATIONS CORP. |
| FUEL | ROCKET FUEL INC |
| FUL | HB FULLER CO |
| FULT | FULTON FINANCIAL CORP. |
| FUN | CEDAR FAIR LP |
| FUR | WINTHROP REALTY TRUST |
| FURX | FURIEX PHARMACEUTICALS INC |
| FWLT | FOSTER WHEELER LTD. |
| FWM | FAIRWAY GROUP HOLDINGS CORP |
| FWRD | FORWARD AIR CORP |
| FXA | CURRENCYSHARES AUSTRALIAN DOLLAR TRUST |
| FXB | CURRENCYSHARES BRITISH POUND STERLING TRUST |
| FXC | CURRENCY SHARES CANADIAN DOLLAR TRUST |
| FXE | CURRENCYSHARES EURO TRUST |
| FXEN | FX ENERGY INC. |
| FXF | CURRENCY SHARES SWISS FRANC TRUST |
| FXI | ISHARES TRUST FTSE/XINHUA CHINA 25 INDEX FUND |
| FXO | FIRST TRUST FINANCIALS ALPHADEX FUND |

| | |
|---|---|
| FXP | PROSHARES TRUST ULTRASHORT FTSE/XINHUA CHINA 25 ETF |
| FXY | CURRENCYSHARES JAPANESE YEN TRUST |
| G | GENPACT LTD |
| GA | GIANT INTERACTIVE GROUP INC. |
| GALE | GALENA BIOPHARMA INC |
| GALT | GALECTIN THERAPEUTICS INC |
| GAME | SHANDA GAMES LTD. |
| GASL | DIREXION NATURAL GAS BULL 2X |
| GASS | STEALTHGAS INC |
| GASX | DIREXION NATURAL GAS BEAR 2X SHARES |
| GAZ | IPATH DOW JONES UBS NATURAL GAS SUBINDEXTOTAL RETURN ETN |
| GB | GREATBATCH INC. |
| GBP | ISE SPOT GBPUSD |
| GBX | GREENBRIAR COMPANIES INC. |
| GCAP | GAIN CAPITAL HOLDINGS INC |
| GCI | GANNETT CO. INC. |
| GCO | GENESCO INC. |
| GD | GENERAL DYNAMICS CORPORATION |
| GDOT | GREEM DOT CORPORATION |
| GDP | GOODRICH PETROLEUM CORPORATION |
| GDX | MARKET VECTORS ETF GOLD MINERS |
| GDXJ | MARKET VECTORS JUNIOR GOLD MINERS ETF |
| GE | GENERAL ELECTRIC COMPANY |
| GEF | GREIF INC |
| GEL | GENESIS ENERGY LP |
| GENE | GENETIC TECHNOLOGIES LTD |
| GEO | GEO GROUP INC/THE |
| GEOS | GEOSPACE TECHNOLOGIES CORP |
| GERN | GERON CORP. |
| GES | GUESS ? INC |
| GEVA | SYNAGEVA BIOPHARMA CORP |
| GEVO | GEVO INC |
| GFA | GAFISA S/A (ADS) |
| GFI | GOLD FIELDS LTD. |
| GFIG | GFI GROUP INC. |
| GG | GOLDCORP INC. |
| GGAL | GRUPO FINANCIERO GALICIA SA |
| GGB | GERDAU S.A. - ADR |
| GGG | GRACO INC |
| GGP | GENERAL GROWTH PROPERTIES INC. |
| GHDX | GENOMIC HEALTH INC |
| GHL | GREENHILL CO. INC. |
| GIB | CGI GROUP INC |
| GIGM | GIGAMEDIA LTD. |
| GIII | G-III APPAREL GROUP LTD |
| GIL | GILDEN ACTIVEWEAR INC. |
| GILD | GILEAD SCIENCES INC. |

| | |
|---|---|
| GIMO | GIGAMON INC |
| GIS | GENERAL MILLS INC. |
| GLD | SPDR GOLD TRUST |
| GLDD | GREAT LAKES DREDGE & DOCK CORP |
| GLDX | GLOBAL X GOLD EXPLORERS ETF |
| GLF | GULFMARK OFFSHORE INC |
| GLL | PROSHARES ULTRASHORT GOLD |
| GLNG | GOLAR LNG LTD. |
| GLOG | GASLOG LTD |
| GLP | GLOBAL PARTNERS LP/MA |
| GLPI | GAMING AND LEISURE PROPERTIES |
| GLUU | GLU MOBILE INC. |
| GLW | CORNING INCORPORATED |
| GM | GENERAL MOTORS CO. |
| GMCR | KEURIG GREEN MOUNTAIN INC. |
| GME | GAMESTOP CORP. |
| GMED | GLOBUS MEDICAL INC |
| GMLP | GOLAR LNG PARTNERS LP |
| GMO | GENERAL MOLY INC. |
| GMT | GATX CORP. |
| GNC | GNC HOLDINGS INC. CL A |
| GNE | GENIE ENERGY LTD |
| GNRC | GENERAC HOLDINGS INC |
| GNTX | GENTEX CORP. |
| GNW | GENWORTH FINANCIAL INC. |
| GOGO | GOGO INC |
| GOL | GOL LINHAS AEREAS INTELIGENTES |
| GOLD | RANDGOLD RESOURCES LTD. |
| GOOG | GOOGLE INC |
| GOOGL | GOOGLE INC. CLASS A |
| GORO | GOLD RESOURCE CORP |
| GOV | GOVERNMENT PROPERTIES INCOME T |
| GPC | GENUINE PARTS |
| GPI | GROUP 1 AUTOMOTIVE INC. |
| GPK | GRAPHIC PACKAGING HOLDING CO |
| GPL | GREAT PANTHER SILVER LTD. |
| GPN | GLOBAL PAYMENTS INC. |
| GPOR | GULFPORT ENERGY CORPORATION |
| GPRE | GREEN PLAINS RENEWABLE ENERGY |
| GPS | THE GAP INC. |
| GPT | GRAMERCY PROPERTY TRUST INC |
| GRA | W.R. GRACE & CO. |
| GRFS | GRIFOLS SA |
| GRMN | GARMIN LTD. |
| GRPN | GROUPON INC. |
| GRUB | GRUBHUB INC |
| GS | THE GOLDMAN SACHS GROUP INC. |

| | |
|---|---|
| GSIG | GSI GROUP INC |
| GSK | GLAXOSMITHKLINE PLC |
| GSM | GLOBE SPECIALTY METALS INC. |
| GSS | GOLDEN STAR RESOURCES LTD. |
| GST | GASTAR EXPLORATION INC |
| GSVC | GSV CAPITAL CORP. |
| GT | THE GOODYEAR TIRE & RUBBER COMPANY |
| GTAT | GT ADVANCED TECHNOLOGIES INC |
| GTE | GRAN TIERRA ENERGY INC |
| GTI | GRAFTECH INTERNATIONAL LTD. |
| GTIV | GENTIVA HEALTH SERVICES INC. |
| GTLS | CHART INDUSTRIES INC. |
| GTN | GRAY TELEVISION INC |
| GTXI | GTX INC |
| GURE | GULF RESOURCES INC |
| GWPH | GW PHARMACEUTICALS PLC |
| GWR | GENESEE WYOMING INC. |
| GWRE | GUIDEWIRE SOFTWARE INC |
| GWW | GRAINGER W.W. INC. |
| GY | GENCORP INC |
| H | HYATT HOTELS CORPORATION |
| HA | HAWAIIAN HOLDINGS INC. |
| HAE | HAEMONETICS CORP |
| HAIN | HAIN CELESTIAL GROUP INC. |
| HAL | HALLIBURTON COMPANY |
| HALO | HAOLZYME THERAPEUTICS INC. |
| HAO | GUGGENHEIM CHINA SMALLCAP ETF |
| HAR | HARMAN INTERNATIONAL INDUSTRIES INC. |
| HAS | HASBRO INC. |
| HASI | HANNON ARMSTRONG SUSTAINABLE I |
| HAWK | BLACKHAWK NETWORK HOLDINGS INC |
| HAWKB | BLACKHAWK NETWORK HOLDINGS INC |
| HBAN | HUNTINGTON BANCSHARES |
| HBI | HANESBRANDS INC. |
| HBIO | HARVARD BIOSCIENCE INC |
| HCA | HCA HOLDINGS INC. |
| HCBK | HUDSON CITY BANCORP INC. |
| HCI | HCI GROUP INC |
| HCLP | HI-CRUSH PARTNERS LP |
| HCN | HEALTH CARE REIT INC. |
| HCP | HEALTH CARE PROPERTY INVESTORS INC. |
| HD | THE HOME DEPOT INC. |
| HDB | HDFC BANK LTD. |
| HDS | HD SUPPLY HOLDINGS INC |
| HDY | HYPERDYNAMICS CORP |
| HE | HAWAIIAN ELECTRIC INDUSTRIES I |
| HEES | H&E EQUIPMENT SERVICES INC |

| | |
|---|---|
| HELE | HELEN OF TROY LTD. |
| HELI | CHC GROUP LTD |
| HEP | HOLLY ENERGY PARTNERS LP |
| HERO | HERCULES OFFSHORE INC. |
| HES | HESS CORP |
| HFC | HOLLYFRONTIER CORP. |
| HGG | HHGREGG INCCOM |
| HGT | HUGOTON ROYALTY TRUST |
| HHC | HOWARD HUGES CORP |
| HIBB | HIBBETT SPORTS INC. |
| HIG | HARTFORD FINANCIAL SERVICES |
| HII | HUNTINGTON INGALLS INDUSTRIES INC. |
| HILL | DOT HILL SYSTEMS CORP |
| HIMX | HIMAX TECHNOLOGIES INC |
| HITT | HITTITE MICROWAVE CORP. |
| HK | HALCON RESOURCES |
| HKTV | HONG KONG TELEVISION NETWORK L |
| HL | HECLA MINING CO. |
| HLF | HERBALIFE LTD. |
| HLIT | HARMONIC INC. |
| HLS | HEALTHSOUTH CORPORATION |
| HLSS | HOME LOAN SERVICING SOLUTIONS LTD. |
| HLT | HILTON WORLDWIDE HOLDINGS INC |
| HLX | HELIX ENERGY SOLUTIONS GROUP INC |
| HMC | HONDA MOTOR COMPANY LTD |
| HMHC | HOUGHTON MIFFLIN HARCOURT CO |
| HMIN | HOME INNS & HOTELS MANAGEMENT |
| HMSY | HMS HOLDINGS CORP. |
| HMY | HARMONY GOLD MINING COMPANY LIMITED |
| HNP | HUANENG POWER INTERNATIONAL INC. (ADS) |
| HNR | HARVEST NATURAL RESOURCES INC |
| HNT | HEALTH NET INC. |
| HOG | HARLEY-DAVIDSON INC. |
| HOLI | HOLLYSYS AUTOMATION TECHNOLOGIES LTD. |
| HOLX | HOLOGIC INC. |
| HON | HONEYWELL INTERNATIONAL INC. |
| HOS | HORNBECK OFFSHORE SERVICES IN |
| HOT | STARWOODS HOTEL & RESORTS |
| HOV | HOVNANIAN ENTERPRISES INC. |
| HP | HELMERICH & PAYNE INC. |
| HPQ | HEWLETT-PACKARD COMPANY |
| HPT | HOSPITALITY PROPERTIES TRUST |
| HPY | HEARTLAND PAYMENT SYSTEMS INC |
| HRB | H & R BLOCK INC. |
| HRG | HARBINGER GROUP INC |
| HRL | HORMEL FOODS CORPORATION |
| HRS | HARRIS CORPORATION |

| | |
|---|---|
| HSBC | HSBC HOLDINGS PLC |
| HSC | HARSCO CORPORATION |
| HSH | HILLSHIRE BRANDS COMPANY |
| HSIC | HENRY SCHEIN INC |
| HSII | HEIDRICK & STRUGGLES INTERNATI |
| HSOL | HANWHA SOLARONE CO LTD |
| HSP | HOSPIRA INC. |
| HST | HOST HOTELS & RESORTS INC. |
| HSTM | HEALTHSTREAM INC |
| HSY | HERSHEY FOODS CORPORATION |
| HT | HERSHA HOSPITALITY TRUST |
| HTA | HEALTHCARE TRUST OF AMERICA IN |
| HTCH | HUTCHINSON TECHNOLOGY INC |
| HTGC | HERCULES TECHNOLOGY GROWTH CAP |
| HTH | HILLTOP HOLDINGS INC |
| HTHT | CHINA LODGING GROUP |
| HTLD | HEARTLAND EXPRESS INC |
| HTS | HATTERAS FINANCIAL CORPORATION |
| HTWR | HEARTWARE INTERNATIONAL INC |
| HTZ | HERTZ GLOBAL HOLDINGS INC |
| HUBG | HUB GROUP INC |
| HUM | HUMANA INC. |
| HUN | HUNTSMAN CORPORATION |
| HURN | HURON CONSULTING GROUP INC |
| HW | HEADWATERS INC. |
| HWAY | HEALTHWAYS INC |
| HXL | HEXCEL CORPORATION |
| HYG | ISHARES IBOXX HIGH YIELD CORPORATE BOND FUND |
| HZNP | HORIZON PHARMA INC |
| I | INTELSAT SA |
| IACI | IAC/INTERACTIVECORP. |
| IAG | IAM GOLD CORP |
| IAI | ISHARES DJ US BROKER DEALERS INDEX FUND |
| IART | INTEGRA LIFESCIENCES HOLDINGS |
| IAT | ISHARES DJ US REGIONAL BANKS INDEX FUND |
| IAU | ISHARES COMEX GOLD TRUST |
| IBB | ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND |
| IBCP | INDEPENDENT BANK CORP/MI |
| IBKR | INTERACTIVE BROKERS GROUP |
| IBM | INTERNATIONAL BUSINESS MACHINES CORPORATION |
| IBN | ICICI BANK LTD. (ADS) |
| ICAD | ICAD INC |
| ICE | INTERCONTINENTAL EXCHANGE INC. |
| ICLR | ICON PLC |
| ICON | ICONIX BRAND GROUP INC |
| ICPT | INTERCEPT PHARMACEUTICALS INC |
| IDCC | INTERDIGITAL COMMUNICATIONS CORPORATION |

| | |
|---|---|
| IDIX | IDENIX PHARMACEUTICALS INC. |
| IDRA | IDERA PHARMACEUTICALS INC |
| IDT | IDT CORP CL B |
| IDTI | INTEGRATED DEVICE TECHNOLOGY INC. |
| IEF | ISHARES LEHMAN BROTHERS 7-10 YEAR TREASURY BOND INDEX ETF |
| IEO | ISHS DJ OIL & GAS EXPLOR & PROD |
| IEP | ICAHN ENTERPRISES LP |
| IEV | ISHARES S&P EUROPE 350 INDEX FUND |
| IEX | IDEX CORP |
| IEZ | ISHARES DJ US OIL EQUIPMENT & SERVICES |
| IFF | INTERNATIONAL FLAVORS & FRAGRANCES INC. |
| IGE | ISHARES S&P GSSI NATURAL RESOURCES ETF |
| IGT | INTERNATIONAL GAME TECHNOLOGY |
| IGTE | IGATE CORP |
| IHS | IHS INC |
| IJH | ISHARES S&P MIDCAP 400 INDEX |
| IJR | ISHARES S&P SCAP 600 FUND |
| IJS | ISHARES INC. S&P SMALLCAP 600 VALUE INDEX FUND |
| IL | INTRALINKS HOLDINGS INC. |
| ILF | ISHARES S&P LATIN AMERICA 40 INDEX FUND |
| ILMN | ILLUMINA INC |
| IM | INGRAM MICRO INC CLASS A |
| IMAX | IMAX CORPORATION |
| IMGN | IMMUNOGEN INC |
| IMMR | IMMERSION CORP |
| IMMU | IMMUNOMEDICS INC. |
| IMN | IMATION CORP |
| IMO | IMPERIAL OIL LTD. |
| IMOS | CHIPMOS TECHNOLOGIES BERMUDA L |
| IMPV | IMPERVA INC |
| IMUC | IMMUNOCELLULAR THERAPEUTICS LT |
| INAP | INTERNAP NETWORK SERVICES CORP |
| INCY | INCYTE CORP. |
| INFA | INFORMATICA CORPORATION |
| INFI | INFINITY PHARMACEUTICALS INC |
| INFN | INFINERA CORP. |
| INFY | INFOSYS TECHNOLOGIESLTD. |
| ING | ING GROEP NV |
| INGR | INGREDION INC |
| ININ | INTERACTIVE INTELLIGENCE GROUP |
| INO | INOVIO PHARMACEUTICALS INC |
| INSM | INSMED INC |
| INSY | INSYS THERAPEUTICS INC |
| INT | WORLD FUEL SERVICES CORP |
| INTC | INTEL CORPORATION |
| INTU | INTUIT INC. |
| INTX | INTERSECTIONS INC |

| | |
|---|---|
| INVN | INVENSENSE INC. |
| INWK | INNERWORKINGS INC |
| INXN | INTERXION HOLDING NV |
| IO | INPUT OUTPUT INC |
| IOC | INTEROIL CORPORATION |
| IP | INTERNATIONAL PAPER COMPANY |
| IPG | THE INTERPUBLIC GROUP OF COMPANIES INC. |
| IPGP | IPG PHOTONICS CORP. |
| IPHI | INPHI CORP |
| IPHS | INNOPHOS HOLDINGS INC. |
| IPI | INTREPID POTASHINC. |
| IPXL | IMPAX LABORATORIES INC |
| IQNT | NEUTRAL TANDEM INC |
| IR | INGERSOLL-RAND PLC. |
| IRBT | IROBOT CORPORATION |
| IRDM | IRIDIUM COMMUNICATIONS INC. |
| IRE | BANK OF IRELAND GROUP |
| IRF | INTERNATIONAL RECTIFIER CORP |
| IRM | IRON MOUNTAIN INC. |
| IRWD | IRONWOOD PHARMACEUTICALS INC. (CL A) |
| ISBC | INVESTORS BANCORP INC |
| ISIL | INTERSIL CORPORATION |
| ISIS | ISIS PHARMACEUTICALS INC. |
| ISRG | INTUITIVE SURGICAL INC. |
| IT | GARTNER INC CLASS A |
| ITB | ISHARES DJ US HOME CONSTRUCTION INDEX FUND |
| ITC | ITC HOLDINGS CORP |
| ITG | INVESTMENT TECH GRP (NEW) |
| ITMN | INTERMUNE INC. |
| ITRI | ITRON INC. |
| ITT | ITT CORP |
| ITUB | ITAU UNIBANCO MULTIPLO S.A. |
| ITW | ILLINOIS TOOL WORKS INC. |
| IVC | INVACARE CORP |
| IVE | ISHARES S & P VALUE INDEX FUND |
| IVR | INVESCO MORTGAGE CAPITAL INC. |
| IVV | ISHARES TRUST S&P 500 INDEX FUND |
| IVZ | INVESCO LTD. |
| IWB | ISHARES RUSSELL 1000 INDEX FUND |
| IWC | ISHARES MICRO-CAP ETF |
| IWD | ISHARES RUSSELL 1000 VALUE INDEX FUND |
| IWF | ISHARES RUSSELL 1000 GROWTH INDEX FUND |
| IWM | ISHARES RUSSELL 2000 INDEX FUND |
| IWN | ISHARES RUSSELL 2000 VALUE INDEX FUND |
| IWO | ISHARES RUSSELL 2000 GROWTH |
| IWP | ISHARES RUSSELL MID-CAP GROWTH |
| IWR | ISHARES RUSSELL MIDCAP INDEX FUND |

| | |
|---|---|
| IWS | ISHARES RUSSELL MIDCAP VALUE INDEX FUND |
| IWV | ISHARES RUSSELL 3000 INDEX FUND |
| IXYS | IXYS CORP |
| IYE | ISHARES U.S. ENERGY ETF |
| IYF | ISHARES DJ FINANCIAL SECTOR INDEX |
| IYG | ISHARES DOW JONES US FINANCIAL |
| IYM | ISHARES DJ US BASIC MATERIAL |
| IYR | ISHARES DJ US REAL ESTATE INDEX ETF |
| IYT | ISHARES DOW JONES TRANSPORTATION AVERAGE INDEX FUND |
| IYW | ISHARES US TECHNOLOGY ETF |
| IYZ | ISHARES DJ TELECOMM |
| JACK | JACK IN THE BOX INC. |
| JAH | JARDEN CORPORATION |
| JAKK | JAKKS PACIFIC INC |
| JASO | JA SOLAR HOLDINGS CO. LTD |
| JAZZ | JAZZ PHARMACEUTICALS INC. |
| JBHT | J.B. HUNT TRANSPORT SERVICES |
| JBL | JABIL CIRCUIT INC. |
| JBLU | JETBLUE AIRWAYS CORPORATION |
| JCI | JOHNSON CONTROLS INC. |
| JCOM | J2 GLOBAL COMMUNICATIONS INC. |
| JCP | J. C. PENNEY COMPANY INC. |
| JD | JD.COM INC |
| JDST | DIREXION DAILY JUNIOR GOLD MIN |
| JDSU | JDS UNIPHASE CORPORATION |
| JE | JUST ENERGY GROUP INC |
| JEC | JACOBS ENGINEERING GROUP INC. |
| JIVE | JIVE SOFTWARE INC. |
| JJC | IPATH DJ-UBS COPPER TOTAL RETURN INDEX |
| JJG | IPATH DJ UBS GRAINS SUBINDEX TOTAL RETUR |
| JKS | JINKOSOLAR HOLDING COMPANY LIMITED |
| JLL | JONES LANG LASALLE INC. |
| JMBA | JAMBA INC. |
| JMI | JAVELIN MORTGAGE INVESTMENT CO |
| JNJ | JOHNSON & JOHNSON |
| JNK | SPDR BARCLAYS CAPITAL HIGH YIELD FUND |
| JNPR | JUNIPER NETWORKS INC. |
| JNS | JANUS CAPITAL GROUP INC. |
| JNUG | DIREXION DAILY JUNIOR GOLD MIN |
| JO | IPATH DJ-UBS COFFEE SUBINDEX TOTAL RETURN ETN |
| JOE | ST. JOE CORPORATION |
| JONE | JONES ENERGY INC |
| JOY | JOY GLOBAL INC. |
| JPM | J.P. MORGAN CHASE & CO. |
| JRJC | CHINA FINANCE ONLINE CO LTD |
| JST | JINPAN INTERNATIONAL LTD. |
| JWN | NORDSTROM INC. |

| | |
|---|---|
| K | KELLOGG COMPANY |
| KAR | KAR AUCTION SERVICES INC |
| KATE | KATE SPADE CO INC |
| KBE | STREETTRACKS ETF KBW BANK |
| KBH | KB HOME |
| KBR | KBR INC. |
| KCAP | KCAP FINANCIAL INC |
| KCE | STREETTRACKS ETF KBW CAPITAL MARKETS |
| KCG | KCG HOLDINGS INC |
| KEG | KEY ENERGY SERVICES INC. |
| KEM | KEMET CORPORATION |
| KERX | KERYX BIOPHARMACEUTICALS INC. |
| KEX | KIRBY CORP. |
| KEY | KEYCORP |
| KEYW | KEYW HOLDING CORP/THE |
| KFY | KORN/FERRY INTERNATIONAL |
| KGC | KINROSS GOLD CORP. |
| KIE | STREETTRACKS ETF KBW INSURANCE |
| KIM | KIMCO REALTY CORP. |
| KING | KING DIGITAL ENTERTAINMENT PLC |
| KIRK | KIRKLANDS INC |
| KKD | KRISPY KREME DOUGHNUTS INC. |
| KKR | KKR & CO. LP |
| KLAC | KLA-TENCOR CORPORATION |
| KLIC | KULICKE AND SOFFA INDUSTRIES I |
| KMB | KIMBERLY-CLARK CORPORATION |
| KMI | KINDER MORGAN INC. |
| KMP | KINDER MORGAN ENERGY PARTNERS |
| KMR | KINDER MORGAN MANAGEMENT LLC |
| KMT | KENNAMETAL INC |
| KMX | CARMAX INC. |
| KN | KNOWLES CORP |
| KND | KINDRED HEALTHCARE INC |
| KNDI | KANDI TECHNOLOGIES CORPORATION |
| KO | THE COCA-COLA COMPANY |
| KODK | EASTMAN KODAK CO |
| KOG | KODIAC OIL & GAS CORP |
| KOL | MARKET VECTORS-COAL |
| KOLD | PROSHARES ULTRASHORT DJ-UBS NATURAL GAS |
| KOP | KOPPERS HOLDINGS INC. |
| KORS | MICHAEL KORS HOLDINGS LTD. |
| KOS | KOSMOS ENERGY LTD. |
| KR | THE KROGER CO. |
| KRE | KBW REGIONAL BANKING SPDR |
| KRFT | KRAFT FOODS GROUP INC |
| KRO | KRONOS WORLDWIDE INC. |
| KS | KAPSTONE PAPER & PACKAGING CORP |

| | |
|---|---|
| KSS | KOHLS CORPORATION |
| KSU | KANSAS CITY SOUTHERN |
| KTCC | KEY TRONIC CORP |
| KTOS | KRATOS DEFENSE & SECURITY SOLU |
| KW | KENNEDY-WILSON HOLDINGS INC |
| KWK | QUICKSILVER RESOURCES INC. |
| KYTH | KYTHERA BIOPHARMACEUTICALS INC |
| KZ | KONGZHONG CORPORATION - ADR |
| L | LOWES CORPORATION |
| LAD | LITHIA MOTORS INC. CL A |
| LADR | LADDER CAPITAL CORP |
| LAMR | LAMAR ADVERTISING CO |
| LAYN | LAYNE CHRISTENSEN CO |
| LAZ | LAZARD LTD. |
| LB | THE LIMITED INC. |
| LBMH | LIBERATOR MEDICAL HOLDINGS INC |
| LBTYA | LIBERTY GLOBAL INC. (CL A) |
| LBTYK | LIBERTY GLOBAL PLC |
| LCI | LANNETT CO INC |
| LDL | LYDALL INC |
| LDOS | LEIDOS HOLDINGS INC |
| LE | LANDS' END INC |
| LEA | LEAR CORPORATION |
| LECO | LINCOLN ELECTRIC HOLDINGS INC |
| LEE | LEE ENTERPRISES INC/IA |
| LEG | LEGGETT & PLATT INC. |
| LEN | LENNAR CORPORATION |
| LF | LEAPFROG ENTERPRISES INC. |
| LFC | CHINA LIFE INSURANCE CO. LIMI |
| LFUS | LITTELFUSE INC |
| LGCY | LEGACY RESERVES LP |
| LGF | LIONS GATE ENTERTAINMENT CORP. |
| LGND | LIGAND PHARMACEUTICALS INC |
| LH | LABORATORY CORP OF AMER HLDG |
| LHCG | LHC GROUP INC |
| LHO | LASALLE HOTEL PROPERTIES |
| LII | LENNOX INTERNATIONAL INC |
| LIN | LIN MEDIA LLC |
| LINC | LINCOLN EDUCATIONAL SERVICES CORP |
| LINE | LINN ENERGYLLC. |
| LINTA | LIBERTY INTERACTIVE SERIES A |
| LIOX | LIONBRIDGE TECHNOLOGIES INC |
| LIT | GLOBAL X LITHIUM ETF |
| LITB | LIGHTINTHEBOX HOLDING CO LTD |
| LKQ | LKQ CORP |
| LL | LUMBER LIQUIDATORS HOLDINGS INC |
| LLL | L-3 COMMUNICATIONS HOLDINGS INC. |

| | |
|---|---|
| LLNW | LIMELIGHT NETWORKS INC. |
| LLTC | LINEAR TECHNOLOGY CORPORATION |
| LLY | ELI LILLY AND COMPANY |
| LM | LEGG MASON INC. |
| LMCA | LIBERTY MEDIA CORP |
| LMIA | LMI AEROSPACE INC |
| LMNS | LUMENIS LTD |
| LMNX | LUMINEX CORP |
| LMOS | LUMOS NETWORKS CORP |
| LMT | LOCKHEED MARTIN CORPORATION |
| LNC | LINCOLN NATIONAL CORP |
| LNCO | LINNCO LLC |
| LNDC | LANDEC CORP |
| LNG | CHENIERE ENERGY INC. |
| LNKD | LINKEDIN CORPORATION |
| LNN | LINDSAY CORPORATION |
| LO | LORILLARD INC. |
| LOCK | LIFELOCK INC |
| LODE | COMSTOCK MINING INC |
| LOGI | LOGITECH INTERNATIONAL S.A. |
| LOGM | LOGMEIN INC. |
| LOPE | GRAND CANYON EDUCATION INC. |
| LORL | LORAL SPACE AND COMMUNICATIONS INC. |
| LOW | LOWE'S COMPANIES INC. |
| LPHI | LIFE PARTNERS HOLDINGS INC. |
| LPI | LAREDO PETROLEUM HOLDINGS INC |
| LPLA | LPL FINANCIAL HOLDINGS INC |
| LPNT | LIFEPOINT HOSPITALS INC. |
| LPSN | LIVEPERSON INC. |
| LPX | LOUISIANA PACIFIC |
| LQ | LA QUINTA HOLDINGS INC |
| LQD | ISHARES IBOXX $ INVEST GRADE CORP BND FN |
| LQDT | LIQUIDITY SERVICES INC. |
| LRCX | LAM RESEARCH CORPORATION |
| LRE | LRR ENERGY LP |
| LRN | K12 INC |
| LSCC | LATTICE SEMICONDUCTOR CORP |
| LSTR | LANDSTAR SYSTEM INC |
| LTBR | LIGHTBRIDGE CORP. |
| LTC | LTC PROPERTIES INC |
| LTM | LIFE TIME FITNESS INC. |
| LUB | LUBY'S INC |
| LUK | LEUCADIA NATIONAL CORP |
| LULU | LULULEMON ATHLETICA INC. |
| LUV | SOUTHWEST AIRLINES CO. |
| LVLT | LEVEL 3 COMMUNICATIONS INC. |
| LVS | LAS VEGAS SANDS CORP. |

| | |
|---|---|
| LXK | LEXMARK INTERNATIONAL INC. |
| LXP | LEXINGTON REALTY TRUST |
| LXU | LSB INDUSTRIES, INC. |
| LYB | LYONDELLBASELL INDUSTRIES NV |
| LYG | LLOYDS TSB GROUP PLC (ADS) |
| LYV | LIVE NATION |
| LZB | LA-Z-BOY INC. |
| M | MACYS INC |
| MA | MASTERCARD INC. |
| MAA | MID-AMERICA APARTMENT COMMUNITIES INC. |
| MAC | MACERICH COMPANY |
| MACK | MERRIMACK PHARMACEUTICALS INC |
| MAIN | MAIN STREET CAPITAL CORP |
| MAN | MANPOWER INC. |
| MANH | MANHATTAN ASSOCIATES INC. |
| MANU | MANCHESTER UNITED PLC |
| MAR | MARRIOTT INTERNATIONAL INC |
| MAS | MASCO CORP |
| MASI | MASIMO CORPORATION |
| MAT | MATTEL INC. |
| MATX | MATSON INC |
| MBI | MBIA INC. |
| MCC | MEDLEY CAPITAL CORP |
| MCD | MCDONALD'S CORPORATION |
| MCEP | MID-CON ENERGY PARTNERS LP |
| MCF | CONTANGO OIL AND GAS CO. |
| MCGC | MCG CAPITAL CORP |
| MCHP | MICROCHIP TECHNOLOGY INCORPORATED |
| MCHX | MARCHEX INC |
| MCK | MCKESSON CORPORATION |
| MCO | MOODY'S CORP |
| MCP | MOLYCORP INC. |
| MCRI | MONARCH CASINO & RESORT |
| MCRL | MICREL INC |
| MCRS | MICROS SYSTEMS INC |
| MCS | MARCUS CORP/THE |
| MCY | MERCURY GENERAL CORP |
| MD | MEDNAX INC. |
| MDAS | MEDASSETS INC. |
| MDC | M.D.C. HOLDINGS INC. |
| MDCO | MEDICINES CO |
| MDGN | MEDGENICS INC |
| MDLZ | MONDELEZ INTERNATIONAL INC |
| MDP | MEREDITH CORP |
| MDR | MCDERMOTT INTERNATIONAL |
| MDRX | ALLSCRIPTS - MISYS HEALTHCARE SOLUTION |
| MDSO | MEDIDATA SOLUTIONS INC |

| | |
|---|---|
| MDT | MEDTRONIC INC. |
| MDVN | MEDIVATION INC. |
| MDXG | MIMEDX GROUP INC |
| MDY | S & P MIDCAP 400 DEPOSITROY RECEIPTS |
| MEA | METALICO INC. |
| MED | MEDIFAST INC. |
| MEET | MEETME INC |
| MEG | MEDIA GENERAL INC |
| MEI | METHODE ELECTRONICS INC |
| MELA | ELECTRO OPTICAL SCIENCES INC |
| MELI | MERCADOLIBRE CORP. |
| MEMP | MEMORIAL PRODUCTION PARTNERS L |
| MENT | MENTOR GRAPHICS CORP |
| MEOH | METHANEX CORP. |
| MEP | MIDCOAST ENERGY PARTNERS LP |
| MERC | MERCER INTERNATIONAL INC |
| MET | METLIFE INC. |
| MFA | MFA FINANCIAL INC |
| MFC | MANULIFE FINANCIAL CORP |
| MFRM | MATTRESS FIRM HOLDING CORP |
| MG | MISTRAS GROUP INC |
| MGA | MAGNA INTERNATIONAL INC. |
| MGAM | MULTIMEDIA GAMES HOLDING CO IN |
| MGI | MONEYGRAM INTERNATIONAL INC |
| MGIC | MAGIC SOFTWARE ENTERPRISES LTD. |
| MGLN | MAGELLAN HEALTH SERVICES INC |
| MGM | MGM RESORTS INTERNATIONAL |
| MHFI | MCGRAW HILL FINANCIAL INC |
| MHK | MOHAWK INDUSTRIES INC. |
| MHLD | MAIDEN HOLDINGS LTD |
| MHO | M/I HOMES INC |
| MHR | MAGNUM HUNTER RESOURCES CORPORATION |
| MIC | MACQUARIE INFRASTRUCTURE CO. TRUST |
| MIDD | MIDDLEBY CORPORATION |
| MIDU | DIREXION DAILY MID CAP BULL 3X |
| MIL | MFC INDUSTRIAL LTD. |
| MILL | MILLER ENERGY RESOURCES INC. |
| MINI | MOBILE MINI INC |
| MITK | MITEK SYSTEMS INC. |
| MITT | AG MORTGAGE INVESTMENT TRUST I |
| MJN | MEAD JOHNSON NUTRITION COMPANY |
| MKC | MCCORMICK & CO INC/MD |
| MKTO | MARKETO INC |
| MKTX | MARKETAXESS HOLDINGS INC |
| MLM | MARTIN MARIETTA MATERIALS INC. |
| MLNK | MODUSLINK GLOBAL SOLUTIONS INC |
| MLNX | MELLANOX TECHNOLOGIES LTD |

| | |
|---|---|
| MM | MILLENNIAL MEDIA INC |
| MMC | MARSH & MCLENNAN COMPANIES INC. |
| MMLP | MARTIN MIDSTREAM PARTNERS LP |
| MMM | MINNESOTA MINING AND MANUFACTURING COMPANY |
| MMP | MAGELLAN MIDSTREAM PARTNERS LP |
| MMSI | MERIT MEDICAL SYSTEMS INC |
| MMYT | MAKEMYTRIP LTD. |
| MNI | THE MCCLATCHY COMPANY |
| MNK | MALLINCKRODT PLC |
| MNKD | MANNKIND CORPORATION |
| MNRO | MONRO MUFFLER BRAKE INC |
| MNST | MONSTER BEVERAGE CORP |
| MNTA | MOMENTA PHARMACEUTICALS INC. |
| MNTX | MANITEX INTERNATIONAL INC |
| MNX | THE MINI-NASDAQ-100 INDEX |
| MO | ALTRIA GROUP INC. |
| MOBI | SKY-MOBI LTD. ADS |
| MODN | MODEL N INC |
| MOH | MOLINA HEALTHCARE INC. |
| MON | MONSANTO COMPANY |
| MONT | MONTAGE TECHNOLOGY GROUP LTD |
| MOO | MARKET VECTORS-AGRIBUSINESS ETF |
| MOS | MOSAIC COMPANY (THE) |
| MOSY | MOSYS INC |
| MOV | MOVADO GROUP INC |
| MOVE | MOVE INC |
| MPAA | MOTORCAR PARTS OF AMERICA INC |
| MPC | MARATHON PETROLEUM CORP. |
| MPEL | MELCO PBL ENTERTAINMENT |
| MPLX | MPLX LP |
| MPO | MIDSTATES PETROLEUM CO INC |
| MPW | MEDICAL PROPERTIES TRUST |
| MPWR | MONOLITHIC POWER SYTEMS INC. |
| MR | MINDRAY MEDICAL INT. LTD. |
| MRC | MRC GLOBAL INC |
| MRGE | MERGE HEALTHCARE INC. |
| MRIN | MARIN SOFTWARE INC |
| MRK | MERCK & CO. INC. |
| MRO | MARATHON OIL |
| MRVL | MARVELL TECHNOLOGY GROUP LTD. |
| MS | MORGAN STANLEY DEAN WITTER & CO. |
| MSB | MESABI TRUST |
| MSCC | MICROSEMI CORPORATION |
| MSCI | MSCI INC. |
| MSFT | MICROSOFT CORPORATION |
| MSG | MADISON SQUARE GARDEN INC. |
| MSI | MOTOROLA SOLUTIONS INC |

| | |
|---|---|
| MSM | MSC INDUSTRIAL DIRECT COL INC. |
| MSO | MARTHA STEWART LIVING OMNIMEDIA INC. |
| MSTR | MICROSTRATEGY INCORPORATED |
| MSTX | MAST THERAPEUTICS INC |
| MT | ARCELORMITTAL |
| MTB | M & T BANK CORPORATION |
| MTDR | MATADOR RESOURCES CO |
| MTG | MGIC INVESTMENT CORP. |
| MTGE | AMERICAN CAPITAL MORTGAGE INVE |
| MTH | MERITAGE HOMES CORP. |
| MTL | MECHEL STEEL GROUP OAO |
| MTN | VAIL RESORTS INC. |
| MTOR | MERITOR INC |
| MTRX | MATRIX SERVICE CO |
| MTU | MITSUBISHI UFJ FINANCIAL GROUP |
| MTW | MANITOWOC CO. |
| MTZ | MASTEC INC. |
| MU | MICRON TECHNOLOGY INC. |
| MUB | ISHARES NATIONAL AMT-FREE MUNI |
| MUR | MURPHY OIL CORP. |
| MUSA | MURPHY USA INC |
| MUX | MCEWEN MINING INC |
| MVG | MAG SILVER CORP |
| MVIS | MICROVISION INC. |
| MVO | MV OIL TRUST |
| MVV | PROSHARES ULTRA MIDCAP400 |
| MW | MENS WAREHOUSE INC |
| MWA | MUELLER WATER PRODUCTS INC. |
| MWE | MARKWEST ENERGY PARTNERS L.P. |
| MWIV | MWI VETERINARY SUPPLY INC |
| MWV | MEADWESTVACO CORP. |
| MWW | MONSTER WORLDWIDE INC. |
| MX | MAGNACHIP SEMICONDUCTOR CORP |
| MXIM | MAXIM INTEGRATED PRODUCTS INC. |
| MXWL | MAXWELL TECHNOLOGIES INC |
| MY | CHINA MING YANG WIND POWER GROUP ADS |
| MYCC | CLUBCORP HOLDINGS INC |
| MYGN | MYRIAD GENETICS INC. |
| MYL | MYLAN LABORATORIES INC. |
| MZZ | PROSHARES ULTRASHORT MIDCAP 400 |
| N | NETSUITE INC. |
| NADL | NORTH ATLANTIC DRILLING LTD |
| NAK | NORTHERN DYNASTY MINERALS LTD. |
| NAT | NORDIC AMERICAN TANKER SHPG LTD |
| NAV | NAVISTAR INTERNATIONAL CORP. |
| NAVB | NEOPROBE CORP. |
| NAVI | NAVIENT CORP |

| | |
|---|---|
| NBG | NATIONAL BANK OF GREECE |
| NBIX | NEUROCRINE BIOSCIENCES |
| NBL | NOBLE ENERGY INC. |
| NBR | NABORS INDUSTRIES INC. |
| NBS | NEOSTEM INC |
| NBTB | NBT BANCORP INC |
| NCI | NAVIGANT CONSULTING INC. |
| NCLH | NORWEGIAN CRUISE LINE HOLDINGS |
| NCMI | NATIONAL CINEMEDIA INC |
| NCR | NCR CORP. |
| NCS | NCI BUILDING SYSTEMS INC |
| NCT | NEWCASTLE INVESTMENT CORP |
| NDAQ | THE NASDAQ OMX GROUP INC. |
| NDLS | NOODLES & CO |
| NDO | ISE SPOT NZDUSD |
| NDRO | ENDURO ROYALTY TRUST |
| NDSN | NORDSON CORPORATION |
| NDX | THE NASDAQ-100 INDEX |
| NDZ | NORDION INC |
| NE | NOBLE DRILLING CORPORATION |
| NEE | NEXTERA ENERGY INC. |
| NEM | NEWMONT MINING CORPORATION |
| NEO | NEOGENOMICS INC |
| NEON | NEONODE INC |
| NEPT | NEPTUNE TECHNOLOGIES & BIORESS |
| NES | NUVERRA ENVIRONMENTAL SOLUTIONS, INC |
| NEU | NEWMARKET GROUP |
| NFBK | NORTHFIELD BANCORP INC |
| NFG | NATIONAL FUEL GAS COMPANY |
| NFLX | NETFLIX INC. |
| NFX | NEWFIELD EXPLORATION CO. |
| NG | NOVAGOLD RESOURCES INC. |
| NGD | NEW GOLD INC. |
| NGG | NATIONAL GRID PLC ADS |
| NGL | NGL ENERGY PARTNERS LP |
| NGLS | TARGA RESOURCES PARTNERS L.P. |
| NGS | NATURAL GAS SERVICES GROUP INC |
| NGVC | NATURAL GROCERS BY VITAMIN COT |
| NI | NISOURCE INC |
| NICE | NICE-SYSTEMS LIMITED |
| NIHD | NII HOLDINGS INC. |
| NILE | BLUE NILE INC |
| NKE | NIKE INC. |
| NKTR | NEKTAR THERAPEUTICS |
| NKY | MAXIS NIKKEI 225 INDEX FUND |
| NLNK | NEWLINK GENETICS CORP |
| NLS | NAUTILUS INC |

| | |
|---|---|
| NLSN | NIELSEN HOLDINGS |
| NLST | NETLIST INC |
| NLY | ANNALY MORTGAGE MANAGEMENT |
| NM | NAVIOS MARITIME HOLDINGS INC |
| NMBL | NIMBLE STORAGE INC |
| NMFC | NEW MOUNTAIN FINANCE CORP |
| NMM | NAVIOS MARITIME PARTNERS LP |
| NMR | NOMURA HOLDINGS INC. ADS |
| NNI | NELNET INC |
| NNN | NATIONAL RETAIL PROPERTIES INC |
| NNVC | NANOVIRICIDES INC |
| NOA | NORTH AMERICAN ENERGY PARTNERS |
| NOAH | NOAH HOLDINGS LTD |
| NOC | NORTHROP GRUMMAN CORP |
| NOG | NORTHERN OIL AND GAS |
| NOK | NOKIA OYJ |
| NOR | NORANDA ALUMINUM HOLDING |
| NOV | NATIONAL OILWELL VARCO INC. |
| NOW | SERVICENOW INC |
| NP | NEENAH PAPER INC |
| NPD | CHINA NEPSTAR CHAIN DRUGSTORE |
| NPO | ENPRO INDUSTRIES INC |
| NPSP | NPS PHARMACEUTICALS INC. |
| NQ | NQ MOBILE INC |
| NR | NEWPARK RESOURCES INC. |
| NRF | NORTHSTAR REALTY FINANCE CORP. |
| NRG | NRG ENERGY INC. |
| NRP | NATURAL RESOURCE PARTNERS LP |
| NRZ | NEW RESIDENTIAL INVESTMENT CORP. |
| NS | NUSTAR ENERGY L.P. |
| NSC | NORFOLK SOUTHERN CORP |
| NSH | NUSTAR GP HOLDINGS LLC |
| NSM | NATIONSTAR MORTGAGE HOLDINGS INC |
| NSPH | NANOSPHERE INC |
| NSR | NEUSTAR INC. CL A |
| NSU | NEVSUN RESOURCES LTD. |
| NTAP | NETAPPINC. |
| NTES | NETEASE.COM INC. |
| NTGR | NETGEAR INC |
| NTI | NORTHERN TIER ENERGY LP |
| NTLS | NTELOS HOLDINGS CORP |
| NTP | NAM TAI PROPERTY INC |
| NTRI | NUTRI SYSTEMS INC. |
| NTRS | NORTHERN TRUST CORPORATION |
| NTWK | NETSOL TECHNOLOGIES INC |
| NU | NORTHEAST UTILITIES |
| NUAN | NUANCE COMMUNICATIONS INC. |

| | |
|---|---|
| NUE | NUCOR CORP. |
| NUGT | DIREXION DAILY GLD MNRS BULL2X SHARE ETF |
| NUS | NU SKIN ENTERPRISES INC. |
| NUVA | NUVASIVE INC. |
| NVAX | NOVAVAX INC |
| NVDA | NVIDIA CORPORATION |
| NVDQ | NOVADAQ TECHNOLOGIES INC |
| NVMI | NOVA MEASURING INSTRUMENTS LTD. |
| NVO | NOVO NORDISK |
| NVS | NOVARTIS AG (ADS) |
| NVTL | NOVATEL WIRELESS INC |
| NWBI | NORTHWEST BANCSHARES INC |
| NWBO | NORTHWEST BIOTHERAPEUTICS INC |
| NWL | NEWELL RUBBERMAID INC. |
| NWN | NORTHWEST NATURAL GAS CO |
| NWPX | NORTHWEST PIPE COMPANY |
| NWS | THE NEWS CORPORATION LIMITED |
| NWSA | NEWS CORP PFD |
| NX | QUANEX BUILDING PRODCT CORP |
| NXPI | NXP SEMICONDUCTORS N.V. |
| NXST | NEXSTAR BROADCASTING GROUP INC |
| NXTM | NXSTAGE MEDICAL INC |
| NYCB | NEW YORK COMMUNITY BANCORP |
| NYLD | NRG YIELD INC |
| NYMT | NEW YORK MORTGAGE TRUST INC |
| NYMX | NYMOX PHARMACEUTICAL CORP |
| NYNY | EMPIRE RESORTS INC |
| NYT | NEW YORK TIMES - CLASS A |
| NZD | ISE NEW ZEALAND DOLLAR |
| O | REALTY INCOME CORPORATION |
| OAK | OAKTREE CAPITAL GROUP LLC |
| OAS | OASIS PETROLEUM INC. |
| OC | OWENS CORNING INC. |
| OCIP | OCI PARTNERS LP |
| OCLR | OCLARO INC. |
| OCN | OCWEN FINANCIAL CORP. |
| OCR | OMNICARE INC |
| ODFL | OLD DOMINION FREIGHT LINE |
| ODP | OFFICE DEPOT INC. |
| OEF | ISHARES S&P INDEX FUND |
| OEH | ORIENT EXPRESS HOTELS LTD. |
| OFG | ORIENTAL FINANCIAL GROUP INC |
| OFIX | ORTHOFIX INTERNATIONAL NV |
| OGE | OGE ENERGY CORP |
| OGS | ONE GAS INC |
| OGXI | ONCOGENEX PHARMACEUTICALS INC. |
| OHI | OMEGA HEALTHCARE INVESTORS INC. |

| | |
|---|---|
| OHRP | OHR PHARMACEUTICAL INC |
| OI | OWENS-ILLINOIS INC. |
| OIBR | OI SA |
| OIH | MARKET VECTORS OIL SERVICES ETF |
| OII | OCEANEERING INTERNATIONAL INC. |
| OIL | IPATH GS CRUDE OIL TOT RTN ETN |
| OILT | OILTANKING PARTNERS LP |
| OIS | OIL STATES INTERNATIONAL INC. |
| OKE | ONEOK INC. |
| OKS | ONEOK PARTNERS L.P. |
| OLED | UNIVERSAL DISPLAY CORP. |
| OLN | OLIN CORP. |
| OMC | OMNICOM GROUP INC. |
| OME | OMEGA PROTEIN CORP |
| OMER | OMEROS CORPORATION |
| OMEX | ODYSSEY MARINE EXPLORATION INC. |
| OMG | OM GROUP INC |
| ONCY | ONCOLYTICS BIOTECH INC |
| ONE | HIGHER ONE HOLDINGS INC |
| ONNN | ON SEMICONDUCTOR CORP |
| ONP | ORIENT PAPER INC. |
| ONTY | ONCOTHYREON INC |
| ONVO | ORGANOVO HOLDINGS INC |
| OPEN | OPENTABLE INC. |
| OPHT | OPHTHOTECH CORP |
| OPK | OPKO HEALTH INC. |
| OPTT | OCEAN POWER TECHNOLOGIES INC |
| ORB | ORBITAL SCIENCES CORP |
| ORBC | ORBCOMM INC |
| ORBK | ORBOTECH LTD |
| ORCL | ORACLE CORPORATION |
| OREX | OREXIGEN THERAPEUTICS INC |
| ORI | OLD REPUBLIC INTERNATIONAL CORP. |
| ORIG | OCEAN RIG UDW INC |
| ORLY | OREILLY AUTOMOTIVE INC. |
| ORMP | ORAMED PHARMACEUTICALS INC |
| OSIR | OSIRIS THERAPEUTICS INC. |
| OSIS | OSI SYSTEMS INC. |
| OSK | OSHKOSH TRUCK CORPORATION |
| OSTK | OVERSTOCK.COM |
| OSUR | ORASURE TECHNOLOGIES INC |
| OTEX | OPEN TEXT CORP. |
| OUTR | OUTERWALL INC |
| OVTI | OMNIVISION TECHNOLOGIES INC. |
| OWW | ORBITZ WORLDWIDE INC |
| OXBT | OXYGEN BIOTHERAPEUTICS INC |
| OXGN | OXIGENE INC |

| | |
|---|---|
| OXM | OXFORD INDUSTRIES INC |
| OXY | OCCIDENTAL PETROLEUM CORPORATION |
| OZM | OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC |
| OZRK | BANK OF THE OZARKS INC |
| P | PANDORA MEDIA INC. |
| PAA | PLAINS ALL AMERICAN PIPELINE L.P. |
| PAAS | PAN AMERICAN SILVER CORP. |
| PACB | PACIFIC BIOSCIENCES OF CALIFOR |
| PACD | PACIFIC DRILLING SA |
| PACW | PACWEST BANCORP |
| PAG | PENSKE AUTOMOTIVE GROUP INC. |
| PAGP | PLAINS GP HOLDINGS LP |
| PAL | NORTH AMERICAN PALLADIUM |
| PANW | PALO ALTO NETWORKS INC |
| PAY | VERIFONE SYSTEMS INC. |
| PAYX | PAYCHEX INC. |
| PBA | PEMBINA PIPELINE CORP |
| PBCT | PEOPLES BANK (BRIDGEPORT) |
| PBF | PBF ENERGY INC |
| PBI | PITNEY BOWES INC. |
| PBPB | POTBELLY CORP |
| PBR | PETROLEO BRASILEIRO S.A. |
| PBT | PERMIAN BASIN REALTY TRUST |
| PBW | POWERSHARES EXCHANGE TRADED FUND TRUST WILDERHILL CLEAN ENERGY PORTFOLIO |
| PBY | PEP BOYS - MANNY JOE & JACK |
| PBYI | PUMA BIOTECHNOLOGY INC |
| PCAR | PACCAR INC. |
| PCG | PG&E CORPORATION |
| PCL | PLUM CREEK TIMBER CO |
| PCLN | PRICELINE.COM INC. |
| PCOM | POINTS INTERNATIONAL LTD |
| PCP | PRECISION CASTPARTS CORP. |
| PCRX | PACIRA PHARMACEUTICALS INC/DE |
| PCTY | PAYLOCITY HOLDING CORP |
| PCYC | PHARMACYCLICS INC. |
| PCYG | PARK CITY GROUP INC |
| PDCE | PDC ENERGY INC |
| PDCO | PATTERSON COMPANIES INC. |
| PDFS | PDF SOLUTIONS INC |
| PDH | PETROLOGISTICS LP |
| PDLI | PDL BIOPHARMAINC |
| PDS | PRECISION DRILLING CORP |
| PEG | PUBLIC SERVICE ENTERPRISE GROUP INC. |
| PEGA | PEGASYSTEMS INC. |
| PEGI | PATTERN ENERGY GROUP INC |
| PEI | PENNSYLVANIA REAL ESTATE INVESTMENT |
| PEIX | PACIFIC ETHANOL INC |

| | |
|---|---|
| PENN | PENN NATIONAL GAMING INC. |
| PEP | PEPSICO INC. |
| PER | SANDRIDGE PERMIAN TRUST |
| PERI | PERION NETWORK LTD |
| PERY | PERRY ELLIS INTERNATIONAL INC |
| PES | PIONEER ENERGY SERVICES CORP |
| PETM | PETSMART INC. |
| PETS | PETMED EXPRESS INC. |
| PF | PINNACLE FOODS INC |
| PFE | PFIZER INC. |
| PFF | ISHARES S&P U.S. PREFERRED STOCK INDEX |
| PFG | PRINCIPAL FINANCIAL GROUP INC |
| PFMT | PERFORMANT FINANCIAL CORP |
| PFPT | PROOFPOINT INC |
| PG | THE PROCTER & GAMBLE COMPANY |
| PGEM | PLY GEM HOLDINGS INC |
| PGF | POWERSHARES FINANCIAL PREFERRED |
| PGH | PENGROWTH ENERGY CORP |
| PGJ | POWERSHARES GOLDEN DRAGON HALTER USX CHINA PORTFOLIO |
| PGNX | PROGENICS PHARMACEUTICALS INC. |
| PGR | THE PROGRESSIVE CORPORATION |
| PGTI | PGT INC |
| PH | PARKER HANNIFIN CORP. |
| PHH | PHH CORPORATION |
| PHM | PULTE GROUP INC. |
| PHMD | PHOTOMEDEX INC |
| PHO | POWERSHARES WATER RESOURCE PORTFOLIO |
| PII | POLARIS INDUSTRIES INC. |
| PIKE | PIKE ELECTRIC CORP |
| PIN | POWERSHARES INDIA PORTFOLIO |
| PINC | PREMIER INC |
| PIP | PHARMATHENE INC |
| PIR | PIER 1 IMPORTS INC. |
| PJC | PIPER JAFFRAY COMPANIES INC. |
| PKD | PARKER DRILLING CO |
| PKG | PACKAGING CORP OF AMERICA |
| PKI | PERKINELMER INC. |
| PKT | PROCERA NETWORKS INC. |
| PKX | POSCO (ADS) |
| PL | PROTECTIVE LIFE CORP. |
| PLAB | PHOTRONICS INC. |
| PLCE | CHILDREN'S PLACE RETAIL (THE) |
| PLCM | POLYCOM INC. |
| PLD | PROLOGIS |
| PLKI | POPEYES LOUISIANA KITCHEN INC |
| PLL | PALL CORPORATION |
| PLT | PLANTRONICS INC. |

| | |
|---|---|
| PLTM | FIRST TRUST ISE GLOBAL PLATINUM INDEX FD |
| PLUG | PLUG POWER INC |
| PLX | PROTALIX BIOTHERAPEUTICS INC |
| PLXS | PLEXUS CORP. |
| PLXT | PLX TECHNOLOGY INC |
| PM | PHILIP MORRIS INTERNATIONAL INC |
| PMC | PHARMERICA CORP. |
| PMCS | PMC-SIERRA INC. |
| PMT | PENNYMAC MORTGAGE INVESTMENT T |
| PNC | PNC FINANCIAL SERVICES GROUP |
| PNK | PINNACLE ENTERTAINMENT INC |
| PNM | PNM RESOURCES INC |
| PNR | PENTAIR INC. |
| PNRA | PANERA BREAD CO. |
| PNW | PINNACLE WEST CAPITAL CORP |
| PODD | INSULET CORPORATION |
| POM | PEPCO HOLDINGS INC. |
| POT | POTASH CORP OF SASKATCHEWAN |
| POWI | POWER INTEGRATIONS INC |
| POWR | POWERSECURE INTERNATIONAL INC |
| POZN | POZEN INC. |
| PPC | PILGRAMS PRIDE CORP |
| PPG | PPG INDUSTRIES |
| PPHM | PEREGRINE PHARAMCEUTICALS INC |
| PPL | PPL CORP. |
| PPO | POLYPORE INTERNATIONAL INC |
| PPP | PRIMERO MINING CORP |
| PQ | PETROQUEST ENERGY INC. |
| PRAA | PORTFOLIO RECOVERY ASSOCIATES |
| PRAN | PRANA BIOTECHNOLOGY LTD |
| PRCP | PERCEPTRON INC |
| PRE | PARTNERRE LTD. |
| PRFT | PERFICIENT INC |
| PRGN | PARAGON SHIPPING INC. |
| PRGO | PERRIGO CO |
| PRGS | PROGRESS SOFTWARE CORP. |
| PRIM | PRIMORIS SERVICES CORP |
| PRKR | PARKERVISION INC |
| PRLB | PROTO LABS INC |
| PRO | PROS HOLDINGS INC |
| PRSC | PROVIDENCE SERVICE CORP/THE |
| PRTA | PROTHENA CORP PLC |
| PRU | PRUDENTIAL FINANCIAL INC. |
| PRXL | PAREXEL INTERNATIONAL CORP |
| PSA | PUBLIC STORAGE INC. |
| PSDV | PSIVIDA CORP. |
| PSEC | PROSPECT CAPITAL CORP |

| | |
|---|---|
| PSMI | PEREGRINE SEMICONDUCTOR CORP |
| PSMT | PRICESMART INC. |
| PSQ | PROSHARES SHORT QQQ |
| PST | PROSHARES ULTRASHORT 7-10 YEAR TREASURY |
| PSTI | PLURISTEM THERAPEUTICS INC |
| PSUN | PACIFIC SUNWEAR OF CALIFORNIA INC. |
| PSX | PHILLIPS 66 |
| PSXP | PHILLIPS 66 PARTNERS LP |
| PTC | PTC INC |
| PTEN | PATTERSON-UTI ENERGY INC. |
| PTIE | PAIN THERAPEUTICS, INC |
| PTR | PETROCHINA COMPANY LIMITED |
| PTRY | THE PANTRY INC |
| PTX | PERNIX THERAPEUTICS HOLDINGS I |
| PVA | PENN VIRGINIA CORP. |
| PVG | PRETIUM RESOURCES INC |
| PVH | PVH CORP. |
| PWE | PENN WEST PETROLEUM LTD. |
| PWR | QUANTA SERVICES INC. |
| PWRD | PERFECT WORLD CO LTD. |
| PX | PRAXAIR INC |
| PXD | PIONEER NATURAL RESOURCES |
| PXLW | PIXELWORKS INC |
| PZG | PARAMOUNT GOLD & SILVER CORP. |
| PZO | ISE MEXICAN PESO |
| PZZA | PAPA JOHN'S INTERNATIONAL INC |
| Q | QUINTILES TRANSNATIONAL HOLDIN |
| QCOM | QUALCOMM INC |
| QCOR | QUESTCOR PHARMACEUTICALS INC. |
| QDEL | QUIDEL CORPORATION |
| QEP | QEP RESOURCES INC. |
| QGEN | QIAGEN N.V. |
| QID | PROSHARES ULTRASHORT QQQ |
| QIHU | QIHOO 360 TECHNOLOGY CO. LTD. |
| QIWI | QIWI PLC |
| QLD | PROSHARES ULTRA QQQ |
| QLGC | QLOGIC CORPORATION |
| QLIK | QLIK TECHNOLOGIES |
| QLTI | QLT INC |
| QLYS | QUALYS INC |
| QQQ | POWERSHARES QQQ TRUST SERIES 1 |
| QRE | QR ENERGY LP |
| QSII | QUALITY SYSTEMS INC. |
| QTS | QTS REALTY TRUST INC |
| QTWO | Q2 HOLDINGS INC |
| QTWW | QUANTUM FUEL SYSTEMS TECHNOLOG |
| QUAD | QUAD/GRAPHICS INC |

| | |
|---|---|
| QUIK | QUICKLOGIC CORPORATION |
| QUNR | QUNAR CAYMAN ISLANDS LTD |
| R | RYDER SYSTEMS INC. |
| RAD | RITE AID CORPORATION |
| RAI | RJ REYNOLDS TOBACCO HOLDINGS INC. |
| RALY | RALLY SOFTWARE DEVELOPMENT COR |
| RARE | ULTRAGENYX PHARMACEUTICAL INC |
| RAS | RAIT FINANCIAL TRUST |
| RATE | BANKRATE INC. |
| RAVN | RAVEN INDUSTRIES INC |
| RAX | RACKSPACE HOSTING INC |
| RBA | RITCHIE BROS AUCTIONEERS INC |
| RBC | REGAL-BELOIT CORP |
| RBCN | RUBICON TECH INC |
| RBS | ROYAL BANK OF SCOTLAND GROUP |
| RBY | RUBICON MINERALS CORP |
| RCI | ROGERS COMMUNICATIONS INC. |
| RCII | RENT A CENTER INC |
| RCL | ROYAL CARIBBEAN CRUISES LTD. |
| RCPI | ROCK CREEK PHARMACEUTICALS INC |
| RDC | ROWAN COMPANIES INC. |
| RDEN | ELIZABETH ARDEN INC |
| RDI | READING INTERNATIONAL INC |
| RDN | RADIAN GROUP |
| RDNT | RADNET INC |
| RDSA | ROYAL DUTCH SHELL PLC CL A |
| RDSB | ROYAL DUTCH SHELL PLC |
| RDWR | RADWARE LTD. |
| RDY | DR. REDDY'S LABORATORIES LTD. (ADS) |
| RE | EVEREST RE GROUP LTD. |
| RECN | RESOURCES CONNECTION INC. |
| REE | RARE ELEMENT RESOURCES LTD. |
| REED | REED'S INC |
| REFR | RESEARCH FRONTIERS INC |
| REGI | RENEWABLE ENERGY GROUP INC |
| REGN | REGENERON PHARMACEUTICALS |
| REM | ISHARES MORTGAGE REAL ESTATE C |
| REMX | MARKTVECTORSRAREEARTH/STRATEGICMETALSETF |
| REN | RESOLUTE ENERGY CORP. |
| RENN | RENREN INC. CL A ADS |
| RENT | RENTRAK CORP |
| RES | RPC INC |
| RESI | ALTISOURCE RESIDENTIAL CORP |
| REXX | REX ENERGY CORP. |
| RF | REGIONS FINANCIAL CORP |
| RFMD | RF MICRO DEVICES |
| RFP | RESOLUTE FOREST PRODUCTS INC |

| | |
|---|---|
| RGA | REINSURANCE GROUP OF AMERICA INC. |
| RGC | REGAL ENTERTAINMENT GROUP |
| RGEN | REPLIGEN CORP. |
| RGLD | ROYAL GOLD INC. |
| RGLS | REGULUS THERAPEUTICS INC |
| RGP | REGENCY ENERGY PARTNERS L.P |
| RGR | STURM RUGER & CO INC |
| RGS | REGIS CORP. |
| RGSE | REAL GOODS SOLAR INC |
| RH | RESTORATION HARDWARE HOLDINGS |
| RHI | ROBERT HALF INTERNATIONAL INC. |
| RHT | RED HAT INC. |
| RICE | RICE ENERGY INC |
| RICK | RICKS CABARET INTERNATIONAL |
| RIG | TRANSOCEAN LTD. |
| RIGL | RIGEL PHARMACEUTICALS INC |
| RIO | RIO TINTO PLC (ADS) |
| RIOM | RIO ALTO MINING LTD |
| RJET | REPUBLIC AIRWAYS HOLDINGS INC |
| RJF | RAYMOND JAMES FINANCIAL INC. |
| RKT | ROCK TENN COMPANY |
| RKUS | RUCKUS WIRELESS INC |
| RL | RALPH LAUREN CORPORATION |
| RLD | REALD INC |
| RLGY | REALOGY HOLDINGS CORP. |
| RLOC | REACHLOCAL INC |
| RMAX | RE/MAX HOLDINGS INC |
| RMBS | RAMBUS INC. |
| RMD | RESMED INC. |
| RMTI | ROCKWELL MEDICAL TECH, INC. |
| RNA | PROSENSA HOLDING NV |
| RNDY | ROUNDY'S INC |
| RNF | RENTECH NITROGEN PARTNERS LP |
| RNG | RINGCENTRAL INC |
| RNO | RHINO RESOURCE PARTNERS LP |
| RNR | RENAISSANCERE HOLDINGS LTD. |
| RNWK | REALNETWORKS INC |
| ROC | ROCKWOOD HOLDINGS LLC. |
| ROIC | RETAIL OPPORTUNITY INVESTMENTS |
| ROK | ROCKWELL AUTOMATION INC. |
| ROM | PROSHARES ULTRA TECHNOLOGY |
| ROP | ROPER INDUSTRIES INC. |
| ROSE | ROSETTA RESOURCES INC. |
| ROSG | ROSETTA GENOMICS LTD |
| ROST | ROSS STORES INC. |
| ROVI | ROVI CORPORATION |
| ROYL | ROYALE ENERGY INC. |

| | |
|---|---|
| ROYT | PACIFIC COAST OIL TRUST |
| RP | REALPAGE INC |
| RPM | RPM INTERNATIONAL INC. |
| RPRX | REPROS THERAPEUTICS INC. |
| RPTP | RAPTOR PHARMACEUTICALS CORPORATION |
| RPXC | RPX CORP |
| RRC | RANGE RESOURCES CORP |
| RRD | DONNELLY R.R. AND SONS COMPANY |
| RRGB | RED ROBIN GOURMET BURGERS INC. |
| RS | EARLE M JORGENSEN CO |
| RSE | ROUSE PROPERTIES INC |
| RSG | REPUBLIC SERVICES INC. |
| RSH | RADIOSHACK CORPORATION |
| RSP | RYDEX S & P EQUAL WEIGHT ETF |
| RSPP | RSP PERMIAN INC |
| RST | ROSETTA STONE INC |
| RSX | MARKET VECTORS RUSSIA ETF |
| RT | RUBY TUESDAY INC. |
| RTH | MARKET VECTORS RETAIL ETF |
| RTI | RTI INTERNATIONAL METALS INC. |
| RTK | RENTECH INC |
| RTN | RAYTHEON COMPANY |
| RTRX | RETROPHIN INC |
| RUSL | DIREXION DAILY RUSSIA BULL 3X |
| RUSS | DIREXION DAILY RUSSIA BEAR 3X |
| RUTH | RUTHS HOSPITALITY GROUP INC |
| RVBD | RIVERBED TECHNOLOGY INC. |
| RVLT | REVOLUTION LIGHTING TECHNOLOGI |
| RWM | PROSHARES SHORT RUSSELL2000 |
| RWT | REDWOOD TRUST INC. |
| RXN | REXNORD CORP |
| RY | ROYAL BANK OF CANADA |
| RYL | THE RYLAND GROUP INC. |
| RYN | RAYONIER INC. |
| S | SPRINT CORPORATION |
| SA | SEABRIDGE GOLD INC |
| SAAS | INCONTACT INC |
| SAFM | SANDERSON FARMS INC |
| SAIA | SAIA INC |
| SAIC | SCIENCE APPLICATIONS INTL CORP |
| SALE | RETAILMENOT INC |
| SAM | BOSTON BEER CO. (CL A) |
| SAND | SANDSTORM GOLD LTD. |
| SANM | SANMINA SCI CORP |
| SAP | SAP AG (SYSTEME ANWENDUNGEN PRODUKTE IN DER DATENVERARBEITUNG) |
| SAPE | SAPIENT CORPORATION |
| SATS | ECHOSTAR HOLDING CORP. |

| | |
|---|---|
| SAVE | SPIRIT AIRLINES INC. |
| SB | SAFE BULKERS INC |
| SBAC | SBA COMMUNICATIONS CORPORATION |
| SBGI | SINCLAIR BROADCAST GROUP INC |
| SBGL | SIBANYE GOLD LTD |
| SBH | SALLY BEAUTY HOLDINGS INC. |
| SBLK | STAR BULK CARRIERS CORP |
| SBNY | SIGNATURE BANK/NEW YORK NY |
| SBS | COMPANHIA DE SANEAMENTO BASICO |
| SBUX | STARBUCKS CORPORATION |
| SBY | SILVER BAY REALTY TRUST CORP |
| SC | SANTANDER CONSUMER USA HOLDING |
| SCCO | SOUTHERN COPPER CORPORATION |
| SCG | SCANA CORP. |
| SCHN | SCHNITZER STEEL INDS. INC. |
| SCHW | CHARLES SCHWAB CORPORATION |
| SCI | SERVICE CORP INTERNATIONAL/US |
| SCLN | SCICLONE PHARMACEUTICALS INC |
| SCMP | SUCAMPO PHARMACEUTICALS INC |
| SCO | PROSHARES ULTRASHORT DJ AIG CRUDE OIL |
| SCON | SUPERCONDUCTOR TECHNOLOGIES IN |
| SCOR | COMSCORE INC |
| SCS | STEELCASE INC. |
| SCSS | SELECT COMFORT CORPORATION |
| SCTY | SOLARCITY CORP |
| SCVL | SHOE CARNIVAL INC |
| SD | SANDRIDGEENERGYINC. |
| SDLP | SEADRILL PARTNERS LLC |
| SDOW | PROSHARES ULTRAPRO SHORT DOW30 |
| SDR | SANDRIDGE MISSISSIPPIAN TRUST |
| SDRL | SEADRILL LTD. |
| SDS | PROSHARES ULTRASHORT S&P 500 |
| SDT | SANDRIDGE MISSISSIPPIAN TRUST |
| SDY | SPDR S&P DIVIDEND ETF |
| SE | SPECTRA ENERGY CORP. |
| SEAC | SEACHANGE INTERNATIONAL INC |
| SEAS | SEAWORLD ENTERTAINMENT INC |
| SEE | SEALED AIR CORP |
| SEED | ORIGIN AGRITECH LTD. |
| SEF | PROSHARES SHORT FINANCIALS |
| SEM | SELECT MEDICAL HOLDINGS CORP |
| SEMG | SEMGROUP CORP |
| SEP | SPECTRA ENERGY PARTNERS LP |
| SF | STIFEL FINANCIAL CORP. |
| SFC | ISE FX SWISS FRANC |
| SFE | SAFEGUARD SCIENTIFICS INC. |
| SFL | SHIP FINANCE INTERNATIONAL LTD. |

| | |
|---|---|
| SFLY | SHUTTERFLY INC |
| SFM | SPROUTS FARMERS MARKET INC |
| SFUN | SOUFUN HOLDINGS LTD |
| SFXE | SFX ENTERTAINMENT INC |
| SFY | SWIFT ENERGY COMPANY |
| SGEN | SEATTLE GENETICS INC |
| SGG | IPATH DJ-UBS SUGAR SUBINDEX TOTAL RETURN |
| SGI | SILICON GRAPHICS INTERNATIONAL CORP |
| SGMO | SANGAMO BIOSCIENCES INC. |
| SGMS | SCIENTIFIC GAMES (CL. A) |
| SGOL | ETFS PHYSICAL SWISS GOLD SHARES ETF |
| SGY | STONE ENERGY CORPORATION |
| SH | PROSHARES SHORT S&P 500 |
| SHLD | SEARS HOLDINGS CORPORATION |
| SHOO | STEVEN MADDEN LTD. |
| SHOR | SHORETEL INC |
| SHOS | SEARS HOMETOWN AND OUTLET STOR |
| SHPG | SHIRE PLC |
| SHW | SHERWIN-WILLIAMS CO |
| SHY | ISHARES 1-3 YEAR TREASURY BOND |
| SIAL | SIGMA ALDRICH CORPORATION |
| SID | COMPANHIA SIDERURGICA NACIONAL (ADS) |
| SIFY | SIFY TECHNOLOGIES LTD. ADS |
| SIG | SIGNET JEWELERS LIMITED |
| SIGA | SIGA TECHNOLOGIES INC |
| SIGM | SIGMA DESIGNS INC. |
| SIL | GLOBAL X SILVERS MINTERS ETF |
| SILJ | PUREFUNDS ISE JUNIOR SILVER SM |
| SIMG | SILICON IMAGE INC |
| SIMO | SILICON MOTION TECHNOLOGY CORP. ADS |
| SINA | SINA CORP |
| SIR | SELECT INCOME REIT |
| SIRI | SIRIUS SATELLITE |
| SIRO | SIRONA DENTAL SYSTEMS INC. |
| SIVB | SVB FINANCIAL GROUP |
| SIVR | ETFS PHYSICAL SILVER SHARES |
| SIX | SIX FLAGS ENTERTAINMENT CORP. |
| SJM | J M SMUCKER COMPANY |
| SJR | SHAW COMMUNICATIONS INC |
| SJT | SAN JUAN BASIN ROYALTY TRUST |
| SKA | ISE SWEDISH KRONA |
| SKF | ULTRASHORT FINANCIALS PROSHARES |
| SKUL | SKULLCANDY INC |
| SKX | SKETCHERS USA INCORPORATED |
| SKYW | SKYWEST INC |
| SKYY | FIRST TRUST ISE CLOUD COMPUTING INDEX FUND |
| SLAB | SILICON LABORATORIES INC. |

| | |
|---|---|
| SLB | SCHLUMBERGER LIMITED |
| SLCA | US SILICA HOLDINGS INC |
| SLG | SL GREEN REALTY CORPORATION |
| SLM | SLM CORP. |
| SLV | ISHARES SILVER TRUST |
| SLW | SILVER WHEATON CORP. |
| SLX | MARKET VECTORS STEEL ETF |
| SLXP | SALIX PHARMACEUTICALS LTD. |
| SM | SM ENERGY CO. |
| SMCI | SUPER MICRO COMPUTER INC |
| SMFG | SUMITOMO MITSUI FINANCIAL GROUP INC. ADS |
| SMG | SCOTTS MIRACLE-GRO CO. |
| SMH | MARKET VECTORS SEMICONDUCTOR ETF |
| SMLP | SUMMIT MIDSTREAM PARTNERS LP |
| SMN | ULTRASHORT BASIC MATERIALS PROSHARES |
| SMSI | SMITH MICRO SOFTWARE INC. |
| SMT | SMART TECHNOLOGIES INC. |
| SMTC | SEMTECH CORP. |
| SN | SANCHEZ ENERGY CORP |
| SNA | SNAP-ON INC. |
| SNAK | INVENTURE FOODS INC |
| SNBC | SUN BANCORP INC/NJ |
| SNCR | SYNCHRONOSS TECHNOLOGIES INC. |
| SNDK | SANDISK CORPORATION |
| SNE | SONY CORPORATION |
| SNH | SENIOR HOUSING PROPERTIES TRUST |
| SNI | SCRIPPS NETWORKS INTERACTIVE |
| SNMX | SENOMYX INC |
| SNOW | INTRAWEST RESORTS HOLDINGS INC |
| SNP | CHINA PETROLEUM & CHEMICAL CORP. |
| SNPS | SYNOPSYS INC. |
| SNSS | SUNESIS PHARMACEUTICALS INC |
| SNTA | SYNTA PHARMACEUTICALS CORP. |
| SNV | SYNOVUS FINANCIAL CORP |
| SNX | SYNNEX CORPORATION |
| SNY | SANOFI |
| SO | THE SOUTHERN COMPANY |
| SOCL | GLOBAL X SOCIAL MEDIA INDEX ETF |
| SODA | SODASTREAM INTERNATIONAL LTD. |
| SOHU | SOHU.COM INC. |
| SOL | RENESOLA LTD (ADS) |
| SON | SONOCO PRODUCTS CO. |
| SONC | SONIC CORP |
| SONS | SONUS NETWORKS INC |
| SORL | SORL AUTO PARTS INC |
| SOXL | DIREXION DAILY SEMICONDUCTOR |
| SOXX | ISHARES PHLX SOX SEMICONDUCTOR INDEX FUND |

| | |
|---|---|
| SPB | SPECTRUM BRANDS HOLDINGS INC |
| SPF | STANDARD PACIFIC CORP. |
| SPG | SIMON PROPERTY GROUP INC. |
| SPH | SUBURBAN PROPANE PARTNERS L.P. |
| SPLK | SPLUNK INC |
| SPLS | STAPLES INC. |
| SPLV | POWERSHARES S&P 500 LOW VOLATI |
| SPN | SUPERIOR ENERGY SERVICES INC |
| SPNC | SPECTRANETICS CORP |
| SPPI | SPECTRUM PHARMACEUTICALS INC. |
| SPR | SPIRIT AEROSYSTEMS HOLDINGS INC. (CL A) |
| SPRT | SUPPORT.COM INC |
| SPW | SPX CORP. |
| SPWR | SUNPOWER CORP. |
| SPXL | DIREXION DAILY S&P 500 BULL 3X |
| SPXS | DIREXION DAILY S&P 500 BEAR 3X |
| SPXU | PROSHARES ULTRAPRO SHORT S&P 500 |
| SPY | STANDARD & POORS DEPOSITARY RECEIPTS |
| SQI | SCIQUEST INC |
| SQM | SOCIEDAD QUIMICA Y MINERA DE CHILE |
| SQNM | SEQUENOM INC |
| SQQQ | PROSHARES TRUST ULTRAPRO SHORT QQQ |
| SRC | SPIRIT REALTY CAPITAL INC |
| SRCL | STERICYCLE INC. |
| SRE | SEMPRA ENERGY |
| SREV | SERVICESOURCE INTERNATIONAL INC. |
| SRPT | SAREPTA THERAPEUTICS INC |
| SRS | PROSHARES ULTRASHORT DJ |
| SRTY | PROSHARES ULTRAPRO SHORT RUSSELL 2000 |
| SSH | SUNSHINE HEART INC |
| SSI | STAGE STORES INC |
| SSL | SASOL LTD. (ADS) |
| SSNC | SS&C TECHNOLOGIES HOLDINGS INC |
| SSNI | SILVER SPRING NETWORKS INC |
| SSO | PROSHARES ULTRA S&P 500 |
| SSP | EW SCRIPPS CO |
| SSRI | SILVER STANDARD RESOURCES INC. |
| SSTK | SHUTTERSTOCK INC |
| SSW | SEASPAN CORP. |
| SSYS | STRATASYS INC. |
| ST | SENSATA TECHNOLOGIES HOLDING N.V. |
| STAA | STAAR SURGICAL CO |
| STAG | STAG INDUSTRIAL INC |
| STAR | ISTAR FINANCIAL INC |
| STC | STEWART INFORMATION SERVICES C |
| STE | STERIS CORP |
| STI | SUNTRUST BANKS INC. |

| | |
|---|---|
| STJ | ST. JUDE MEDICAL INC. |
| STKL | SUNOPTA INC |
| STLD | STEEL DYNAMICS INC. |
| STM | STMICROELECTRONICS N.V. (ADS) |
| STMP | STAMPS.COM INC. |
| STNG | SCORPIO TANKERS INC |
| STNR | STEINER LEISURE LTD |
| STO | STATOIL ASA |
| STON | STONEMOR PARTNERS L.P. |
| STR | QUESTAR CORP. |
| STRA | STRAYER EDUCATION |
| STRZA | STARZ |
| STT | STATE STREET BOSTON CORP. |
| STV | CHINA DIGITAL TV HOLDING CO. LTD. |
| STWD | STARWOOD PROPERTY TRUST INC |
| STX | SEAGATE TECHNOLOGY |
| STXS | STEREOTAXIS INC |
| STZ | CONSTELLATION BRANDS INC. |
| SU | SUNCOR ENERGY INC. |
| SUNE | SUNEDISON INC |
| SUP | SUPERIOR INDUSTRIES INTERNATIO |
| SUPN | SUPERNUS PHARMACEUTICALS INC |
| SUSQ | SUSQUEHANNA BANCSHARES INC |
| SUSS | SUSSER HOLDINGS CORP |
| SUTR | SUTOR TECHNOLOGY GROUP LTD |
| SVA | SINOVAC BIOTECH LTD |
| SVM | SILVERCORP METALS INC. |
| SVU | SUPERVALUE INC. |
| SVXY | PROSHARES SHORT VIX SHORT-TERM FUTURES ETF |
| SWC | STILLWATER MINING CO. |
| SWFT | SWIFT TRANSPORTATION CO. |
| SWHC | SMITH & WESSON HOLDING CORP. |
| SWI | SOLARWINDS INC. |
| SWIR | SIERRA WIRELESS INC |
| SWK | STANLEY WORKS THE |
| SWKS | SKYWORKS SOLUTIONS INC. |
| SWM | SCHWEITZER-MAUDUIT INTERNATIONAL |
| SWN | SOUTHWESTERN ENERGY CO. |
| SWS | SWS GROUP INC |
| SWY | SAFEWAY INC. |
| SXC | SUNCOKE ENERGY INC |
| SXE | SOUTHCROSS ENERGY PARTNERS LP |
| SXI | STANDEX INTERNATIONAL CORP |
| SXL | SUNOCO LOGISTICS PARTNERS L.P. |
| SYK | STRYKER CORP. |
| SYMC | SYMANTEC CORPORATION |
| SYNA | SYNAPTICS INCORPORATED |

| | |
|---|---|
| SYNC | SYNACOR INC |
| SYRG | SYNERGY RESOURCES CORP |
| SYY | SYSCO CORPORATION |
| SZMK | SIZMEK INC |
| SZYM | SOLAZYME INC. |
| T | AT&T CORP. |
| TA | TRAVELCENTERS OF AMERICA LLC |
| TAHO | TAHOE RESOURCES INC |
| TAL | TAL INTERNATIONAL GROUP INC. |
| TAN | GUGGENHEIM GLOBAL SOLAR INDEX ETF |
| TAP | MOLSON COORS BREWING COMPANY |
| TASR | TASER INTERNATIONAL INC. |
| TAST | CARROLS RESTAURANT GROUP INC |
| TAXI | MEDALLION FINANCIAL CORP |
| TBF | PROSHARES SHORT 20+ YEAR TREAS |
| TBPH | THERAVANCE BIOPHARMA INC |
| TBT | PROSHARES ULTRASHORT LEHMAN |
| TC | THOMPSON CREEK METALS CO INC |
| TCAP | TRIANGLE CAPITAL CORP |
| TCB | TCF FINANCIAL CORP. |
| TCBI | TEXAS CAPITAL BANCSHARES INC |
| TCK | TECK RESOURCES LIMITED |
| TCP | TC PIPELINES L.P. |
| TCPC | TCP CAPITAL CORP |
| TCRD | THL CREDIT INC |
| TCS | CONTAINER STORE GROUP INC/THE |
| TCX | TUCOWS INC |
| TD | TORONTO-DOMINION BANK |
| TDC | TERADATA CORPORATION |
| TDG | TRANSDIGM GROUP INC. |
| TDS | TELEPHONE & DATA SYSTEMS INC |
| TDW | TIDEWATER INC. |
| TE | TECO ENERGY INC. |
| TEAR | TEARLAB CORP |
| TECD | TECH DATA CORP |
| TECL | DIREXION DAILY TECHNOLOGY BULL 3X |
| TECS | DIREXION DAILY TECHNOLOGY BEAR 3X |
| TEG | INTEGRYS ENERGY GROUP INC. |
| TEL | TYCO ELECTRONICS LTD. |
| TEN | TENNECO INC |
| TEP | TALLGRASS ENERGY PARTNERS LP |
| TER | TERADYNE INC. |
| TESO | TESCO CORP |
| TEVA | TEVA PHARMACEUTICAL INDUSTRIES LTD. |
| TEX | TEREX CORP. |
| TFM | FRESH MARKET INC/THE |
| TFSL | TFS FINANCIAL CORP. |

| | |
|---|---|
| TGA | TRANSGLOBE ENERGY CORP. |
| TGB | TASEKO MINES LIMITED |
| TGH | TEXTAINER GROUP HOLDINGS LTD |
| TGI | TRIUMPH GROUP INC |
| TGP | TEEKAY LNG PARTNERS LP |
| TGT | TARGET CORPORATION |
| TGTX | TG THERAPEUTICS INC |
| THC | TENET HEALTHCARE CORPORATION |
| THI | TIM HORTONS INC. |
| THLD | THRESHOLD PHARMACEUTICALS INC. |
| THO | THOR INDUSTRIES INC. |
| THOR | THORATEC CORP. |
| THRM | GENTHERM INC |
| THRX | THERAVANCE INC |
| TI | TELECOM ITALIA SPA |
| TIBX | TIBCO SOFTWARE INC. |
| TICC | TICC CAPITAL CORP |
| TIF | TIFFANY & CO. |
| TIME | TIME INC |
| TINY | HARRIS & HARRIS GROUP INC |
| TIP | ISHARES LEHMAN TIPS BOND FUND |
| TISI | TEAM INC |
| TITN | TITAN MACHINERY INC |
| TIVO | TIVO INC. |
| TJX | TJX COMPANIES INC. THE |
| TK | TEEKAY SHIPPING CORP. |
| TKC | TURKCELL ILETISIM HIZMETLERI A |
| TKMR | TEKMIRA PHARMACEUTICALS CORP |
| TKR | TIMKEN COMPANY |
| TLLP | TESORO LOGISTICS LP |
| TLM | TALISMAN ENERGY INC. |
| TLMR | TALMER BANCORP INC |
| TLT | ISHARES LEHMAN BROTHERS 20+ YEAR TREASURY BOND INDEX ETF |
| TM | TOYOTA MOTOR CORP. |
| TMF | DIREXION DAILY 20YR TREASURY BULL 3X SHR |
| TMH | TEAM HEALTH HOLDINGS INC |
| TMHC | TAYLOR MORRISON HOME CORP |
| TMK | TORCHMARK CORP |
| TMO | THERMO ELECTRON CORP. |
| TMUS | T-MOBILE USA INC |
| TMV | DIREXION DLY 30 YR TREASURY BEAR 3X |
| TNA | DIREXION SMALL CAP BULL 3X |
| TNAV | TELENAV INC |
| TNC | TENNANT CO |
| TNET | TRINET GROUP INC |
| TNGO | TANGOE INC |
| TNK | TEEKAY TANKERS LTD |

| | |
|---|---|
| TNP | TSAKOS ENERGY NAVIGATION LTD |
| TOL | TOLL BROTHERS INC. |
| TOO | TEEKAY OFFSHORE PARTNERS L. P. |
| TOT | TOTAL S.A. (ADS) |
| TPC | TUTOR PERINI CORP. |
| TPH | TRI POINTE HOMES INC |
| TPLM | TRIANGLE PETROLEUM CORP. |
| TPX | TEMPUR PEDIC INTERNATIONAL INC. |
| TQNT | TRIQUINT SEMICONDUCTOR INC. |
| TQQQ | PROSHARES TRUST ULTRAPRO QQQ |
| TRAK | DEALERTRACK TECHNOLOGIES INC |
| TREX | TREX CO INC |
| TRGP | TARGA RESOURCES CORP |
| TRGT | TARGACEPT INC. |
| TRI | THOMSON REUTERS CORP |
| TRIB | TRINITY BIOTECH PLC |
| TRIP | TRIPADVISORS INC |
| TRLA | TRULIA INC |
| TRMB | TRIMBLE NAVIGATION LIMITED |
| TRN | TRINITY INDUSTRIES INC. |
| TRNX | TORNIER NV |
| TROW | T. ROWE PRICE GROUP INC |
| TROX | TRONOX LTD |
| TRP | TRANSCANADA CORP. |
| TRQ | TURQUOISE HILL RESOURCES LTD |
| TRS | TRIMAS CORP |
| TRUE | TRUECAR INC |
| TRV | THE TRAVELERS COMPANIES |
| TRW | TRW AUTOMOTIVE HOLDINGS CORP |
| TRX | TANZANIAN ROYALTY EXPLORATION CORP. |
| TS | TENARIS S.A. |
| TSCO | TRACTOR SUPPLY COMPANY |
| TSEM | TOWER SEMICONDUCTOR LTD |
| TSL | TINA SOLAR LTD. (ADS) |
| TSLA | TESLA MOTORS INC. |
| TSM | TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. |
| TSN | TYSON FOODS INC. |
| TSO | TESORO PETROLEUM CORP. |
| TSPT | TRANSCEPT PHARMACEUTICALS INC. |
| TSRA | TESSERA TECHNOLOGIES INC. |
| TSRO | TESARO INC |
| TSS | TOTAL SYSTEMS SERVICES INC |
| TSU | TIM PARTICIPACOES SA |
| TSYS | TELE COMMUNICATIONS SYSTEMS INC |
| TTEK | TETRA TECH INC. |
| TTI | TETRA TECHNOLOGIES INC. |
| TTM | TATA MOTORS LTD. (ADS) |

| | |
|---|---|
| TTS | TILE SHOP HOLDINGS INC |
| TTT | TERRA NOVA ROYALTY CORP |
| TTWO | TAKE-TWO INTERACTIVE SOFTWARE INC. |
| TU | TELUS CORP |
| TUES | TUESDAY MORNING CORP |
| TUMI | TUMI HOLDINGS INC |
| TUP | TUPPERWARE BRANDS CORP |
| TUR | ISHARES MSCI TURKEY ETF |
| TV | GRUPO TELEVISA S.A. |
| TW | TOWERS WATSON & CO |
| TWC | TIME WARNER CABLE INC. CL. A |
| TWER | TOWERSTREAM CORPORATION |
| TWGP | TOWER GROUP INTERNATIONAL LTD |
| TWI | TITAN INTERNATIONAL INC. |
| TWM | PROSHARES ULTRASHORT RUSL 2000 |
| TWO | TWO HARBORS INVESTMENT CORP. |
| TWTC | TIME WARNER TELECOM INC. |
| TWTR | TWITTER INC |
| TWX | TIME WARNER INC. |
| TX | TERNIUM S.A. (ADS) |
| TXI | TEXAS INDUSTRIES INC |
| TXMD | THERAPEUTICSMD INC |
| TXN | TEXAS INSTRUMENTS INCORPORATED |
| TXRH | TEXAS ROADHOUSE INC |
| TXT | TEXTRON INC. |
| TXTR | TEXTURA CORP |
| TYC | TYCO INTERNATIONAL LTD. |
| TYL | TYLER TECHNOLOGIES INC |
| TZA | DIREXION SMALL CAP BEAR 3X |
| TZOO | TRAVELZOO INC. |
| UA | UNDER ARMOR |
| UAL | UNITED CONTINENTAL HOLDINGS INC. |
| UAN | CVR PARTNERS LP |
| UBNT | UBIQUITI NETWORKS INC. |
| UBS | UBS AG |
| UCO | PROSHARES ULTRA DJ AIG CRUDE OIL |
| UCTT | ULTRA CLEAN HOLDINGS INC |
| UDN | PROSHARES US DOLLAR |
| UDOW | PROSHARES ULTRAPRO DOW30 |
| UEC | URANIUM ENERGY CORP |
| UEPS | NET 1 U.E.P.S. TECHNOLOGIES INC. |
| UFS | DOMTAR CORPORATION |
| UGA | UNITED STATES GASOLINE FUND LP |
| UGI | UGI CORP. |
| UGL | PROSHARES ULTRA GOLD |
| UHS | UNIVERSAL HEALTH SERVICES INC |
| UIHC | UNITED INSURANCE HOLDINGS CORP |

| | |
|---|---|
| UIS | UNISYS CORPORATION |
| UL | UNILEVER PLC ADS |
| ULTA | ULTA SALON COSMETICS & FRAGRANCE INC. |
| ULTI | ULTIMATE SOFTWARE GROUP INC. |
| UMPQ | UMPQUA HOLDINGS CORP |
| UN | UNILEVER NV |
| UNFI | UNITED NATURAL FOODS INC |
| UNG | UNITED STATES NATURAL GAS FUND |
| UNH | UNITEDHEALTH GROUP INCORPORATED |
| UNIS | UNILIFE CORP |
| UNM | UNUMPROVIDENT CORPORATION |
| UNP | UNION PACIFIC CORP. |
| UNS | UNS ENERGY CORP |
| UNT | UNIT CORP. |
| UNTD | UNITED ONLINE INC |
| UNXL | UNI-PIXEL INC |
| UPL | ULTRA PETROLEUM CORP. |
| UPRO | PROSHARES ULTRAPRO S&P 500 |
| UPS | UNITED PARCEL SERVICE INC. |
| UQM | UQM TECHNOLOGIES INC |
| URA | GLOBAL X URANIUM ETF |
| URBN | URBAN OUTFITTERS INC. |
| URE | ULTRA REAL ESTATE PROSHARES |
| URI | UNITED RENTALS INC. |
| URRE | URANIUM RESOURCES INC. |
| URS | URS CORP. |
| URTY | PROSHARES ULTRAPRO RUSSELL 2000 |
| URZ | URANERZ ENERGY CORP. |
| USB | U.S. BANCORP |
| USD | PROSHARES ULTRA SEMICONDUCTORS |
| USEG | US ENERGY CORP WYOMING |
| USG | USG CORP |
| USL | UNITED STATES 12 MONTH OIL FUND LP |
| USM | UNITED STATES CELLULAR CORP |
| USO | UNITED STATES OILFUND |
| UTEK | ULTRATECH INC. |
| UTHR | UNITED THERAPEUTICS CORPORATION |
| UTIW | UTI WORLDWIDE INC |
| UTX | UNITED TECHNOLOGIES CORPORATION |
| UUP | POWERSHARES DB US DOLLAR BULLISH FUND |
| UVE | UNIVERSAL INSURANCE HOLDINGS I |
| UVV | UNIVERSAL CORP. |
| UVXY | PROSHARES ULTRA VIX SHORT-TERM FUTURES ETF |
| UWM | PROSHARES ULTRA RUSSELL 2000 |
| UYG | PROSHARES TRUST ULTRA FINANCIAL |
| UYM | PROSHARES ULTRASHORT BASIC |
| V | VISA INC |

| | |
|---|---|
| VAC | MARRIOTT VACATIONS WORLDWIDE CORP. |
| VAL | VALSPAR CORP. |
| VALE | COMPANHIA VALE DO RIO DOCE |
| VAR | VARIAN MEDICAL SYSTEMS INC. |
| VB | VANGUARD SMALL-CAP ETF |
| VBR | VANGUARD SMALL-CAP VALUE ETF |
| VC | VISTEON CORP. |
| VCRA | VOCERA COMMUNICATIONS INC |
| VEA | VANGUARD EUROPE PACIFIC |
| VECO | VEECO INSTRUMENTS INC |
| VEEV | VEEVA SYSTEMS INC |
| VFC | VF CORPORATION |
| VG | VONAGE HOLDINGS CORP. |
| VGR | VECTOR GROUP LTD. |
| VHC | VIRNETX HOLDING CORP |
| VIAB | VIACOM INC.-CLASS B |
| VICL | VICAL INC |
| VICR | VICOR CORP. |
| VIIX | VELOCITYSHARES VIX SHORT TERM ETN |
| VIP | VIMPEL-COMMUNICATIONS |
| VIPS | VIPSHOP HOLDINGS LTD |
| VISN | VISIONCHINA MEDIA INC. |
| VIV | TELEFONICA BRASIL SA |
| VIVO | MERIDIAN BIOSCIENCE INC |
| VIXM | PROSHARES VIX MID-TERM FUTURES ETF |
| VIXY | PROSHARES VIX SHORT-TERM FUTURES ETF |
| VJET | VOXELJET AG |
| VLCCF | KNIGHTSBRIDGE TANKERS LTD |
| VLO | VALERO ENERGY CORPORATION |
| VLP | VALERO ENERGY PARTNERS LP |
| VLRS | CONTROLADORA VUELA CIA DE AVIA |
| VLY | VALLEY NATIONAL BANCORP |
| VMC | VULCAN MATERIALS COMPANY |
| VMEM | VIOLIN MEMORY INC |
| VMI | VALMONT INDUSTRIES INC. |
| VMW | VMWARE INC. |
| VNCE | VINCE HOLDING CORP |
| VNDA | VANDA PHARMACEUTICALS INC. |
| VNET | 21VIANET GROUP INC. ADS |
| VNO | VORNADO REALTY TRUST |
| VNQ | VANGUARD REIT |
| VNR | VANGUARD NATURAL RESOURCES LLC |
| VNTV | VANTIV INC |
| VOC | VOC ENERGY TRUST |
| VOD | VODAFONE GROUP PLC |
| VOLC | VOLCANO CORP |
| VOO | VANGUARD S&P 500 ETF |

| | |
|---|---|
| VOXX | VOXX INTERNATIONAL CORP |
| VOYA | ING US INC |
| VPRT | VISTAPRINT LIMITED |
| VRA | VERA BRADLEY INC. |
| VRML | VERMILLION INC |
| VRNG | VRINGO INC |
| VRNT | VERINT SYSTEMS INC |
| VRS | VERSO PAPER CORP |
| VRSK | VERISK ANALYTICS INC |
| VRSN | VERISIGN INC. |
| VRTX | VERTEX PHARMACEUTICALS INC. |
| VRX | VALEANT PHARMACEUTICALS INTERNATIONAL |
| VSAT | VIASAT INC |
| VSH | VISHAY INTERTECHNOLOGY |
| VSI | VITAMIN SHOPPE INC. |
| VTI | VANGUARD TOTAL STOCK |
| VTR | VENTAS INC. |
| VTSS | VITESSE SEMICONDUCTOR CORP |
| VTUS | VENTRUS BIOSCIENCES INC |
| VVTV | VALUEVISION MEDIA INC |
| VVUS | VIVUS INC. |
| VWO | VANGUARD EMERGING MARKETS |
| VXX | IPATH S AND P 500 VIX SHORT-TERM |
| VXZ | IPATH S&P 500 VIX MID-TERM FUTURES ETN |
| VZ | VERIZON COMMUNICATIONS INC. |
| WAB | WABTEC |
| WAC | WALTER INVESTMENT MANAGEMENT CORP. |
| WAG | WALGREEN CO. |
| WAGE | WAGEWORKS INC |
| WAT | WATERS CORPORATION |
| WB | WEIBO CORP |
| WBC | WABCO HOLDINGS INC |
| WBMD | WEBMD HEALTH CORP. (CL A) |
| WBS | WEBSTER FINANCIAL CORP |
| WCC | WESCO INTERNATIONAL INC |
| WCG | WELLCARE HEALTH PLANS INC. |
| WDAY | WORKDAY INC |
| WDC | WESTERN DIGITAL CORPORATION |
| WDR | WADDELL & REED FINANCIAL |
| WEAT | TEUCRIUM WHEAT FUND |
| WEC | WISCONSIN ENERGY CORP |
| WEN | THE WENDY'S CO. |
| WES | WESTERN GAS PARTNERS LP |
| WETF | WISDOMTREE INVESTMENTS INC |
| WFC | WELLS FARGO & COMPANY |
| WFM | WHOLE FOODS MARKET INC. |
| WFT | WEATHERFORD INTERNATIONAL INC. |

| | |
|---|---|
| WG | WILLBROS GROUP INC. |
| WGO | WINNEBAGO INDUSTRIES INC |
| WHR | WHIRLPOOL CORP. |
| WHX | WHITING USA TRUST I |
| WHZ | WHITING USA TRUST II |
| WIFI | BOINGO WIRELESS INC |
| WIN | WINDSTREAM CORP. |
| WIRE | ENCORE WIRE CORP. |
| WIT | WIPRO LIMITED |
| WLB | WESTMORELAND COAL CO |
| WLK | WESTLAKE CHEMICAL CORP |
| WLL | WHITING PETROLEUM CORP. |
| WLP | WELLPOINT HEALTH NETWORKS |
| WLT | WALTER ENERGY INC. |
| WM | WASTE MANAGEMENT INC. |
| WMB | THE WILLIAMS COMPANIES INC. |
| WMC | WESTERN ASSET MORTGAGE CAPITAL CORP |
| WMGI | WRIGHT MEDICAL GROUP INC |
| WMT | WAL-MART STORES INC. |
| WNC | WABASH NATIONAL CORP. |
| WNR | WESTERN REFINING INC |
| WNRL | WESTERN REFINING LOGISTICS LP |
| WOOF | VCA ANTECH INC. |
| WOR | WORTIMBER HILLNGTON INDUSTRIESINC. |
| WPC | WP CAREY INC |
| WPG | WASHINGTON PRIME GROUP INC |
| WPP | WAUSAU PAPER CORP |
| WPRT | WESTPORT INNOVATIONS INC. |
| WPX | WPX ENERGY INC. |
| WPZ | WILLIAMS PARTNERS L.P. |
| WR | WESTAR ENERGY INC |
| WRB | WR BERKLEY CORP |
| WRE | WASHINGTON REAL ESTATE INVESTMENT |
| WRES | WARREN RESOURCES INC. |
| WRLD | WORLD ACCEPTANCE CORPORATION |
| WSH | WILLIS GROUP HOLDINGS PLC |
| WSM | WILLIAMS-SONOMA INC. |
| WSO | WATSCO INC |
| WTI | W&T OFFSHORE INC. |
| WTR | AQUA AMERICA INC. |
| WTSL | WET SEAL INC. CL A |
| WTW | WEIGHT WATCHERS INTL. INC. |
| WU | THE WESTERN UNION COMPANY |
| WUBA | 58.COM INC |
| WWAV | THE WHITEWAVE FOODS COMPANY |
| WWD | WOODWARD INC |
| WWE | WORLD WRESTLING ENTERTAINMENT |

| | |
|---|---|
| WWW | WOLVERINE WORLD WIDE INC |
| WWWW | WEB.COM GROUP INC |
| WX | WUXI PHARMATECH INC. |
| WY | WEYERHAEUSER COMPANY |
| WYN | WYNDHAM WORLDWIDE CORP. |
| WYNN | WYNN RESORTS LIMITED |
| X | UNITED STATES STEEL CORPORATION |
| XBI | SPDR S&P BIOTECH ETF |
| XCO | EXCO RESOURCES INC |
| XCRA | XCERRA CORP |
| XEC | CIMAREX ENERGY CO. |
| XEL | XCEL ENERGY INC |
| XHB | STREETTRACKS HOMEBUILDERS FUND |
| XIN | XINYUAN REAL ESTATE CO. LTD. |
| XL | XL CAPITAL LTD. |
| XLB | MATERIALS SELECT SECTOR SPDR |
| XLE | ENERGY SELECT SECTOR SPDR FUND |
| XLF | FINANCIAL SELECT SECTOR SPDR FUND |
| XLI | INDUSTRIAL SELECT SECTOR SPDR |
| XLK | TECHNOLOGY SELECT SECTOR SPDR FUND |
| XLNX | XILINX INC. |
| XLP | CONSUMER STAPLES SELECT SECTOR SPDR FUND |
| XLRN | ACCELERON PHARMA INC |
| XLS | EXELIS INC. |
| XLU | UTILITIES SELECT SECTOR SPDR FUND |
| XLV | HEALTHCARE SELECT SECTOR SPDR |
| XLY | CONSUMER DISC. SELECT SECTOR SPDR FUND |
| XME | SPDR S&P METALS & MINING ETF |
| XNPT | XENOPORT INC. |
| XOM | EXXON MOBIL CORPORATION |
| XOMA | XOMA LTD |
| XON | INTREXON CORP |
| XONE | EXONE CO/THE |
| XOOM | XOOM CORP |
| XOP | SPDR S&P OIL GAS EXPLORATION PRODUCTION |
| XPO | XPO LOGISTICS INC |
| XPP | PROSHARES ULTRA FTSE/XINHUA CHINA 25 |
| XRA | EXETER RESOURCE CORP. |
| XRAY | DENTSPLY INTL INC. |
| XRM | XERIUM TECHNOLOGIES INC |
| XRS | TAL EDUCATION GROUP |
| XRT | SPDR S&P RETAIL ETF |
| XRX | XEROX CORPORATION |
| XXIA | IXIA |
| XYL | XYLEM INC. |
| YANG | DIREXION DAILY FTSE CHINA BEAR |
| YCS | PROSHARES ULTRASHORT YEN |

| | |
|---|---|
| YELP | YELP INC. |
| YGE | YINGLI GREEN ENERGY HOLDING CO LTD |
| YHOO | YAHOO! INC. |
| YINN | DIREXION DAILY FTSE CHINA BULL |
| YNDX | YANDEX N.V. CL A |
| YOKU | YOUKU TUDOU INC |
| YONG | YONGYE INTERNATIONAL INC |
| YPF | YPF SA |
| YRCW | YRC WORLDWIDE INC. |
| YUK | ISE FX JAPANESE YEN |
| YUM | TRICON GLOBAL RESTAURANTS INC. |
| YY | YY INC |
| YZC | YANZHOU COAL MINING COMPANY |
| Z | ZILLOW INC. CL A |
| ZAGG | ZAGG INCORPORATED |
| ZBRA | ZEBRA TECHNOLOGIES CORP. |
| ZGNX | ZOGENIX INC |
| ZHNE | ZHONE TECHNOLOGIES INC |
| ZINC | HORSEHEAD HOLDING CORP |
| ZION | ZIONS BANCORP |
| ZIOP | ZIOPHARM ONCOLOGY INC |
| ZIXI | ZIX CORP. |
| ZLCS | ZALICUS INC |
| ZLTQ | ZELTIQ AESTHETICS INC |
| ZMH | ZIMMER HOLDINGS INC. |
| ZN | ZION OIL & GAS INC. |
| ZNGA | ZYNGA INC |
| ZQK | QUIKSILVER INC |
| ZSL | PROSHARES ULTRASHORT SILVER |
| ZTS | ZOETIS INC |
| ZU | ZULILY INC |
| ZUMZ | ZUMIEX INC |